Form 10-K, Exhibit 13
period 1994-09-30
ASHLAND OIL INC
filed 1994-12-08
CIK 7694

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                          ASHLAND OIL, INC. AND SUBSIDIARIES

                                                                                     YEARS ENDED SEPTEMBER 30
                                                                                ----------------------------------
                                                                                 1994       1993          1992
                                                                                -------  -----------   -----------
                                                                                          (IN MILLIONS)
   SALES AND OPERATING REVENUES
   Petroleum..................................................................  $ 4,666  $ 4,752       $ 4,848
   SuperAmerica...............................................................    1,706    1,785         1,888
   Valvoline..................................................................    1,000      938           900
   Chemical...................................................................    2,885    2,586         2,488
   Construction...............................................................    1,101    1,116         1,043
   Exploration................................................................      199      247           262
   Intersegment sales.........................................................   (1,223)  (1,225)       (1,218)
                                                                                -------  -----------   -----------
                                                                                $10,334  $10,199       $10,211
                                                                                -------  -----------   -----------
                                                                                -------  -----------   -----------
   OPERATING INCOME (LOSS)
   Petroleum..................................................................  $   113  $    56       $  (125)
   SuperAmerica...............................................................       59       65             1
   Valvoline..................................................................       52       56            50
                                                                                -------  -----------   -----------
     Total Refining and Marketing Group.......................................      224      177           (74)
   Chemical...................................................................      125      108            81
   Construction...............................................................       70       53            45
   Exploration................................................................       28       36            17
   General corporate expenses.................................................      (80)     (77)         (132)
                                                                                -------  -----------   -----------
                                                                                $   367  $   297       $   (63)
                                                                                -------  -----------   -----------
                                                                                -------  -----------   -----------
   EQUITY INCOME
   Arch Mineral Corporation...................................................  $     7  $   (10)      $    10
   Ashland Coal, Inc..........................................................        6       27            13
   Other......................................................................        9        9            10
                                                                                -------  -----------   -----------
                                                                                $    22  $    26       $    33
                                                                                -------  -----------   -----------
                                                                                -------  -----------   -----------
   OPERATING INFORMATION
   Petroleum
     Product sales (thousand barrels per day) (1).............................    357.7    350.3         347.4
     Refining inputs (thousand barrels per day) (2)...........................    338.4    335.9         337.4
     Value of products manufactured per barrel................................  $ 21.49  $ 23.00       $ 23.81
     Input cost per barrel....................................................    16.76    19.06         20.48
                                                                                -------  -----------   -----------
     Refining margin per barrel...............................................  $  4.73  $  3.94       $  3.33
   SuperAmerica
     Product sales (thousand barrels per day).................................     70.2     73.8          77.1
     Merchandise sales (millions).............................................  $   519  $   549       $   587
   Valvoline product sales (thousand barrels per day) (1).....................     17.9     16.3          16.6
   Construction backlog at September 30 (millions)............................  $   554  $   495(3)    $   500(3)
   Exploration
     Net daily production
       Natural gas (million cubic feet) (1)...................................     94.3     99.3          78.3
       Nigerian crude oil (thousand barrels)..................................     18.7     21.7          25.9
     Sales price
       Natural gas (per thousand cubic feet)..................................  $  2.42  $  2.45       $  2.28
       Nigerian crude oil (per barrel)........................................  $ 15.01  $ 17.77       $ 19.21
   Arch Mineral Corporation (4)
     Tons sold (millions).....................................................     24.3     19.2          21.0
     Sales price per ton......................................................  $ 26.35  $ 25.26       $ 25.73
   Ashland Coal, Inc. (4)
     Tons sold (millions).....................................................     18.2     18.0          17.2
     Sales price per ton......................................................  $ 29.85  $ 29.77       $ 29.80

   ------------------------------
   (1)  Includes intersegment sales.
   (2)  Includes crude oil and other purchased feedstocks.
   (3)  Amounts  have been restated to exclude APAC's Arizona operations which were sold in 1994.
   (4)  Amounts are  reported  on  a  100% basis  for  these  affiliated  companies accounted for on the equity method.

                                RESULTS OF OPERATIONS

       Ashland's net income amounted to $197 million in 1994, compared to $142 million in 1993 and a net loss of $336 million in 1992. However, comparisons of these results are affected by various unusual items. The following table shows the effect of unusual items on operating and net income for the three years ended September 30, 1994.

                                               OPERATING INCOME
                                                    (LOSS)       NET INCOME (LOSS)
                                               ----------------  -----------------
                                               1994  1993  1992  1994  1993  1992
                                               ----  ----  ----  ----  ----  -----
                                                          (IN MILLIONS)
   Income before unusual items...............  $356  $282  $145  $190  $115  $  64
   Special charges
     Voluntary enhanced retirement program...    --    --   (31)   --    --    (20)
     Asset write-downs.......................    --    --   (64)   --    --    (41)
     Riley-related reserves..................    --    --   (38)   --    --    (23)
     Environmental provisions................    --    --   (41)   --    --    (25)
   Accounting changes........................    --    --   (34)   --    --   (291)
   Other
     Litigation matters......................    11    --    --     7    --     --
     Ashland Coal unusual items..............    --    --    --    --    18     --
     Gain on sale of Petroleum operation.....    --    15    --    --     9     --
                                               ----  ----  ----  ----  ----  -----
   Income (loss) as reported.................  $367  $297  $(63) $197  $142  $(336)
                                               ----  ----  ----  ----  ----  -----
                                               ----  ----  ----  ----  ----  -----

   Excluding unusual items, net income amounted to $190 million in 1994, compared to $115 million in 1993. Operating income from Petroleum was up significantly, while record results were achieved by Chemical and Construction. In addition, equity income from Ashland's coal investments showed substantial improvement since the prolonged strike by the United Mine Workers (UMW) was settled in December 1993. The increase in net income from $64 million in 1992 to $115 million in 1993 reflected improvements in most of Ashland's businesses, other than its coal investments which were adversely affected by the UMW strike. While Ashland Petroleum was responsible for the majority of the increase in earnings, SuperAmerica, Valvoline and Chemical each contributed record results.

    As a result of difficult conditions in the U.S. economy and the petroleum refining industry, Ashland implemented a voluntary enhanced retirement program in July 1992 to reduce employment levels and lower costs, thereby enhancing its competitive position. In addition, because of lower earnings and the large capital spending requirements for its refineries, Ashland announced a $200 million asset divestiture program during that same year. Various businesses and properties were identified for possible sale, resulting in loss provisions of nearly $24 million, which are included in asset write-downs in the above table. The remaining asset write-downs were related to discontinued operations and a re-evaluation of an enhanced oil recovery project. Reserves were also increased in 1992 for future costs associated with certain custom boilers built by Riley Stoker and other Riley-related matters. Because of higher contract costs and certain settlements during that year, the reserves recognized in prior years were no longer adequate to cover the indemnities provided to the purchaser when Riley was sold in 1990. The environmental provisions reflect adjustments to estimated future environmental costs, primarily in the areas of remediation and replacement of underground storage tanks at older retail marketing locations.

    The accounting changes reflected the effect of Ashland's adoption of Financial Accounting Standards Board (FASB) Statements No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes," both effective as of October 1, 1991 (see Note A to the Consolidated Financial Statements). During 1993, Ashland amended its retiree benefit programs and its costs returned to amounts more closely approximating pre-1992 pay-as-you-go levels.

    The following table compares operating income before unusual items by segment for the three-year period.

                                                                             1994       1993       1992
                                                                           ---------  ---------  ---------
                                                                                    (IN MILLIONS)
   Operating income (loss)
     Petroleum...........................................................  $     113  $      41  $     (36)
     SuperAmerica........................................................         59         65         29
     Valvoline...........................................................         52         56         52
     Chemical............................................................        125        108         96
     Construction........................................................         70         53         54
     Exploration.........................................................         28         36         33
     General corporate expenses..........................................        (91)       (77)       (83)
                                                                           ---------  ---------  ---------
                                                                           $     356  $     282  $     145
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

   PETROLEUM

    Operating income of Ashland Petroleum amounted to $113 million in 1994, compared to $41 million in 1993 before unusual items. Ashland Petroleum's strong performance was due to higher margins in its Midwest markets, as well as its actions to improve crude oil selection and other profit enhancement efforts. Margins were strong in the first half of 1994, reflecting very favorable distillate prices concurrent with the implementation of low-sulfur diesel requirements in the December quarter and reduced crude oil costs in the March quarter. Most of the last half of 1994 was adversely affected by increasing crude oil costs, with wholesale product prices not keeping pace. The refineries performed well with crude oil throughput up slightly despite major scheduled turnarounds at two of its refineries. Although refining margins were very volatile for most of the year, such margins did increase from $3.94 a barrel in 1993 to $4.73 a barrel in 1994. This improvement was partially offset, however, by higher turnaround and depreciation costs. Earnings from Scurlock Permian improved considerably, as crude oil gathering and handling margins were up compared to their depressed levels in 1993.

    Ashland Petroleum's operating income of $41 million in 1993 excluded a gain of $15 million on the sale of its TPT inland waterways barge operation. Such results rebounded from an operating loss of $36 million in 1992 before unusual items. The improvement reflected an increase in the refining margin from $3.33 a barrel in 1992 to $3.94 a barrel in 1993, resulting from higher asphalt prices, stronger regional product markets, and more selective purchases of crude oils to yield a more profitable product mix. In other operations, results from branded marketing were up considerably, reflecting higher product margins and reduced environmental expenses, while earnings from Scurlock Permian declined due to unusually competitive market conditions that adversely affected gathering and handling volumes and margins.

SUPERAMERICA

    Operating income of $59 million for SuperAmerica in 1994 was second only to its record earnings of $65 million achieved in 1993. Gasoline and merchandise margins were at all-time highs and largely offset the volume reductions associated with last year's sale of 80 SuperAmerica stores. Such stores were located in Florida and other non-strategic areas outside markets directly supplied by Ashland Petroleum. At September 30, 1994, 598 SuperAmerica stores were operating, compared to 588 stores in 1993 and 642 stores in 1992. While the number of stores is up at year end in 1994, the average number of stores in operation for the year was actually down 4%, and operations of the newly-opened stores had not yet fully matured.

    SuperAmerica achieved record operating income of $65 million in 1993, compared to $29 million in 1992 before unusual items. Improvements in margins for both gasoline and merchandise more than offset the reductions in volumes resulting from the sale of 80 stores during 1993.

VALVOLINE

    Valvoline also had its second best year ever, with operating income of $52 million in 1994, compared to last year's record of $56 million. The major factor in the decline was reduced margins on automotive refrigerants resulting from built-up customer inventories. Earnings from Valvoline's branded motor oil business were relatively unchanged as the effects of volume increases were largely offset by reduced margins associated with a continuing shift from packaged products to lower margin bulk sales, and by significant increases in raw material costs during the last half of 1994. International operations were up considerably, spurred in part by the acquisition of Valvoline distributorships in six European countries during 1994. Valvoline Instant Oil Change (VIOC) achieved higher earnings for the second straight year with continued improvements in average car counts and ticket prices. At September 30, 1994, VIOC operated 347 company outlets, compared to 341 in 1993 and 315 in 1992. In addition, the VIOC franchising program continued to expand with 75 outlets open at year-end in 1994, compared to 66 in 1993 and 45 in 1992.

    Valvoline's operating income of $56 million in 1993 exceeded its previous record earnings of $52 million in 1992 before unusual items. Improved results from its automotive chemicals businesses and VIOC more than offset lower earnings from branded motor oil sales and international operations. While
Valvoline was able to increase its market share slightly in the highly competitive motor oil market, earnings from its branded motor oil business were down 20% due to soft demand and higher marketing expenses. In addition, the results of international operations were adversely affected by currency losses brought on by a strong U.S. dollar. However, the automotive chemical businesses achieved record earnings due to better margins on refrigerant sales and other Pyroil products, while VIOC results improved on the strength of higher average car counts and ticket prices, as well as additional outlets.

CHEMICAL

    For the third consecutive year, Ashland Chemical was the leading earnings contributor to Ashland's results with operating income of $125 million in 1994. Such income surpassed Ashland Chemical's previous record earnings of $108 million in 1993, despite incurring higher charges for environmental remediation costs in 1994. Earnings from the distribution businesses were up 22%, principally due to higher sales volumes for thermoplastics. Operating income from the specialty chemicals group increased 25%, with foundry products and water treatment chemicals leading an across the board improvement. Results from petrochemicals were up 15%, with improvements in methanol margins more than offsetting the effects of production and weather-related problems on cumene results early in 1994.

    Operating income of $108 million in 1993 was a record for Ashland Chemical, exceeding its 1992 earnings of $96 million before unusual items. Earnings from the distribution businesses returned to more normal levels, reflecting integration of the 1992 acquisition of Unocal's chemical distribution business, higher sales volumes and margins for thermoplastics, and increased efficiencies from its redesigned distribution services organization. Although results from most of the specialty chemical businesses improved, the favorable effects were largely offset by lower earnings from water treatment chemicals. Operating income from petrochemicals declined 20%, as higher natural gas feedstocks reduced methanol margins and cumene operations suffered from tighter margins, a temporary shutdown by a major customer and lower sales volumes.

CONSTRUCTION

    The APAC construction operations achieved record earnings of $70 million in 1994, compared to $53 million in 1993. Each of its continuing operating regions achieved improvements on the strength of a higher quality backlog, better margins on construction materials and more favorable weather conditions. In addition, APAC's construction operations in Arizona contributed operating income (including a gain on the sale of those operations) of $9 million, which was up from $6 million in 1993. APAC's backlog of $554 million at September 30, 1994, is expected to contain slightly higher margins than last year's backlog of $495 million for its continuing operations.

    Operating income from APAC totaled $53 million in 1993, compared to $54 million in 1992 before unusual items. Revenues were up 7%, but the favorable impact was more than offset by poor weather conditions in most of APAC's operating regions in the December 1992 quarter and severe flooding in its Arizona region in the March 1993 quarter.

EXPLORATION

    Ashland Exploration's operating income declined from $36 million in 1993 to $28 million in 1994. However, its contribution to Ashland's net income after recognition of tax credits was down only slightly. Operating income from domestic operations was down $19 million, resulting from lower production and prices for both natural gas and crude oil, increased exploration expenses, and the favorable effect of a contract settlement that was included in results for 1993. Operating income from foreign operations improved by $11 million, reflecting lower exploration expenses and improved results from crude oil trading activities. Such factors more than offset the effects of normal declines in Nigerian crude oil production as developed reserves continue to be depleted.

    Ashland Exploration generated operating income of $36 million in 1993, compared to $33 million in 1992 before unusual items. Earnings from domestic operations were up $18 million resulting from a 27% increase in natural gas production, higher natural gas sales prices and the favorable effect of a contract settlement. However, results from foreign operations were down $15 million reflecting a decline in crude oil production in Nigeria and additional expenses associated with seismic activity on two offshore Nigerian blocks.

GENERAL CORPORATE EXPENSES

    General corporate expenses amounted to $91 million in 1994 before the net effects of favorable settlements and reserves for other litigation matters, compared to $77 million in 1993 and $83 million in 1992. Expenses for 1994 included consulting fees and other expenses related to a corporate-wide cost control program and higher accruals for performance-based compensation. Expenses declined from 1992 to 1993 due to the effects of personnel reductions under the voluntary enhanced retirement program implemented in 1992.

OTHER INCOME (EXPENSE)

    Interest expense (net of interest income) amounted to $117 million in 1994, $123 million in 1993 and $128 million in 1992. Adjusting for capitalized interest on refinery projects of $9 million in 1993 and $3 million in 1992, net interest costs incurred amounted to $117 million in 1994, $132 million in 1993 and $131 million in 1992. Average debt levels declined significantly in 1994 compared to 1993. Average debt levels were up in 1993 compared to 1992, but the effect was largely offset by lower interest rates on floating-rate debt.

    Results of Arch Mineral produced equity income of $7 million in 1994, an equity loss of $10 million in 1993 and equity income of $10 million in 1992. The major factor in the fluctuations was the prolonged strike by the UMW which extended from April into December 1993 and had a significant effect on the comparability of results for both fiscal 1993 and 1994. In addition, equity income from Arch for 1992 included an insurance gain of $8 million resulting from a fire at an Illinois mine. Sales tonnage was up significantly in 1994, largely due to the acquisition of the assets of Agipcoal USA.

    Equity income from Ashland Coal for 1993 included a net gain of $20 million resulting from a favorable adjustment to income tax expense due to tax law changes, partially offset by a charge to increase the valuation allowance for certain prepaid royalties. Excluding this unusual gain, equity income from Ashland Coal amounted to $6 million in 1994, $7 million in 1993 and $13 million in 1992. The UMW strike (including the related aftereffects) was the major cause of the reduced earnings for both 1994 and 1993.

                               FINANCIAL POSITION

LIQUIDITY

    Ashland's financial position has enabled it to obtain capital for its financing needs and maintain investment grade ratings on its senior debt of Baa1 from Moody's and BBB from Standard & Poor's. Ashland has revolving credit agreements providing for up to $350 million in borrowings, none of which were in use at September 30, 1994. At that date, Ashland could issue an additional $227 million in medium-term notes under a shelf registration should future opportunities or needs arise. Ashland also has access to various uncommitted lines of credit and commercial paper markets, and had short-term notes and commercial paper of $72 million outstanding at September 30, 1994. While certain debt agreements contain covenants restricting the amount by which Ashland can increase its indebtedness, such indebtedness could have been increased by up to $724 million at September 30, 1994.

    Cash and cash equivalents at September 30, 1994, were $40 million, compared to $41 million for 1993. Cash flows from operations, a major source of Ashland's liquidity, amounted to $454 million in 1994, $250 million in 1993 and $398 million in 1992. The reduction in 1993 resulted principally from increased working capital. This increase included higher receivables and inventories associated with the greater level of business activity in several divisions, as well as higher than normal payables in 1992 related to capital expenditures and the voluntary enhanced retirement program. Cash flows from operations provided over 75% of Ashland's capital requirements for net property additions and dividends during the last three years. The remainder of its capital requirements during this period, plus funds for acquisitions, have come from borrowings, the issuance of convertible preferred stock, and the sale of operations.

    Property additions amounted to $1,312 million during the last three years and are summarized in the Information by Industry Segment on page 59. Expenditures by Ashland Petroleum amounted to 54% of the combined total for 1992 and 1993, as the refineries were upgraded to produce cleaner-burning fuels and to meet tougher environmental regulations. Accordingly, capital expenditures by Ashland's related energy and chemical businesses were curtailed to some extent during those years to meet the capital needs of the refineries. With the completion of various refinery units in 1993, investments in these energy and chemical businesses were accelerated, accounting for nearly 60% of Ashland's capital expenditures during 1994.

    Long-term borrowings provided funds of $664 million during the last three years, including the issuance of $332 million of medium-term notes and $250 million of 8.80% senior debentures. The proceeds from these debt issues, as well as $293 million from the issuance of convertible preferred stock in 1993, were used to retire $600 million of long-term debt (based on their scheduled maturities or opportunities for lower interest rates) and to partially fund the capital expenditure program. Cash flows were also supplemented as necessary by the issuance of short-term notes and commercial paper.

    Cash requirements for acquisitions amounted to $172 million since 1991, related primarily to the acquisition of Unocal's chemical distribution business in 1992, Valvoline's European distributorships in 1994 and several small chemical and construction companies. Proceeds from the sale of operations generated $196 million during the last three years, including divestitures of APAC's construction operations in Arizona, 80 SuperAmerica stores, various assets acquired in the acquisition of The Permian Corporation in 1991, and Ashland Petroleum's TPT inland waterways barge operation.

    Investment purchases, sales and maturities relate primarily to the turnover in the debt securities held by Ashland's captive insurance companies. The net cash outflow related to these transactions in the last three years reflected the increase in the investment portfolios of these companies.

    Working capital at September 30, 1994, was $483 million and liquid assets (cash, cash equivalents and accounts receivable) amounted to 81% of current liabilities at that date. Ashland's working capital is significantly affected by its use of the LIFO method of inventory valuation, which valued such inventories at $395 million below their replacement costs at September 30, 1994.

CAPITAL RESOURCES

    During fiscal 1995, Ashland anticipates capital expenditures of approximately $425 million. Ashland Petroleum's capital expenditures are expected to decline to under 40% of the total, as additional capital is directed to growth opportunities in Ashland's related energy and chemical businesses. In addition, dividends are estimated at about $85 million in 1995 based on shares currently outstanding and the recently announced increase in Ashland's annual common dividend rate from $1.00 a share to $1.10 a share, effective December 15, 1994. Ashland anticipates meeting over 80% of its 1995 capital requirements for property additions and dividends from internally generated funds. External financing will likely be necessary to provide funds for the remainder of such requirements and for scheduled maturities of $61 million of long-term debt. However, debt as a percent of Ashland's capitalization is not expected to change significantly as a result of these capital requirements for 1995.

    Ashland's capitalization at September 30, 1994, consisted of debt due within one year (4%), long-term debt (44%), deferred income taxes (1%), convertible preferred stock (9%) and common stockholders' equity (42%). At that date, long-term debt included $87 million of floating-rate debt and the interest rates on an additional $430 million of fixed-rate debt were converted to floating rates through interest rate swap agreements. As a result, interest costs for 1995 will fluctuate with short-term interest rates on about 35% of Ashland's long-term debt, as well as on any short-term notes and commercial paper.

                             ENVIRONMENTAL MATTERS

    Federal, state and local laws and regulations relating to the protection of the environment have resulted in higher operating costs and capital investments by the industries in which Ashland operates. Because of the continuing trend toward greater environmental awareness and increasingly stringent regulations, Ashland believes that expenditures for environmental compliance will continue to have a significant effect on the conduct of its businesses. Although it cannot accurately predict how these developments will affect future operations and earnings, Ashland does not believe the nature and significance of its costs will vary significantly from those of its competitors in the petroleum and chemical industries.

    Ashland has invested heavily in its refineries since 1989, primarily to equip them to make new federally-mandated fuels and to meet tougher environmental regulations related to air emissions. During 1993, Ashland completed five major units central to this effort. These units enabled Ashland to begin producing oxygenated fuels and low-sulfur diesel required for on-highway use as of October 1, 1993. Furthermore, the new units allow Ashland to meet the new reformulated gasoline requirements effective as of January 1, 1995, as well as the air emission regulations being phased in over the next few years.

    Capital expenditures for air, water and solid waste facilities amounted to $63 million in 1994, $137 million in 1993 and $162 million in 1992. Based on current environmental regulations, Ashland anticipates such capital expenditures will amount to about $70 million in 1995. Ashland's operating expenditures for environmental remediation and compliance amounted to $140 million in 1994, $148 million in 1993 and $138 million in 1992, and are expected to be around $160 million in 1995. Compliance expenditures do not include the increased costs of additives, such as MTBE and ethanol, required to meet the oxygenated fuel requirements.

    Environmental reserves are subject to considerable uncertainties which affect Ashland's ability to estimate its share of the ultimate costs of required remediation efforts. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. As a result, charges to income for environmental liabilities could have a material effect on results of operations in a particular quarter or fiscal year as assessments and remediation efforts proceed or as new remediation sites are identified. However, such charges are not expected to have a material adverse effect on Ashland's consolidated financial position, cash flow or liquidity.

                                    OUTLOOK

    Refinery margins remain very volatile and natural gas prices are currently depressed. With these factors and the divestiture of APAC's construction operations in Arizona, it will be difficult to repeat the strong results Ashland achieved in last year's December quarter. However, the related energy and chemical businesses are expected to continue showing good results.

    Not every refiner has been willing or able to add the expensive infrastructure needed to produce cleaner-burning fuels. As a result, the rationalization of the U.S. refining industry will likely continue. In addition, the implementation of reformulated gasoline and other alternatives for meeting local air quality goals may move gasoline more toward a specialty, rather than a commodity product. Furthermore, as gasoline grades proliferate, limitations imposed by pipelines may create less transparent, more regionalized marketplaces. With Ashland's efficient transportation system, the ability of its refineries to upgrade crude oil into higher value products, the regional advantage usually enjoyed by Midwest markets and the trend toward "designer" gasolines, the long-term outlook for Ashland's refining margins has improved.

    Since regulatory compliance expenditures have peaked for now, Ashland's discretionary cash flow position has improved. Ashland plans to continue capitalizing on its cash flow position by substantially increasing its investment in growth opportunities in Ashland's related energy and chemical businesses, as well as strengthening its competitive position in Ashland Petroleum by upgrading refinery streams and improving its marketing and transportation facilities.

    During the next five years, SuperAmerica plans to add up to 200 new stores in areas supplied by Ashland Petroleum's refineries, increasing its share in strategic markets where it is already a leader and distributing a growing percentage of Ashland Petroleum's gasoline production. Valvoline recently expanded its presence in the $1.7 billion U.S. automotive chemicals market by acquiring Zerex, the nation's No. 2 brand of antifreeze, and will continue expanding VIOC and its international operations. Ashland Chemical will emphasize integrated marketing efforts targeting its North American customers and a growing international sales base.

    Increased infrastructure spending and an expanding economy should benefit APAC's efforts to build its position in existing markets. Although Ashland Exploration's earnings may continue to decline until its Nigerian reserves are replaced, the results were promising for the first well drilled in the two offshore Nigerian blocks acquired in 1992. Ashland Exploration plans to drill two additional wells in fiscal 1995 to further appraise the commercial potential of these blocks.

    Efficient operations, access to major markets and a strong reserve base in central Appalachia position Arch Mineral and Ashland Coal to capitalize on an improving demand picture for low-sulfur coal. The outlook for continued growth at both companies is strong and, with the coal strike behind them, represents one of Ashland's best opportunities for improved earnings in 1995. Ashland continues to explore opportunities for enhancing the benefits derived from its coal investments.

                    EFFECTS OF INFLATION AND CHANGING PRICES

    Ashland's consolidated financial statements are prepared on the historical cost method of accounting and, as a result, do not reflect changes in the dollar's purchasing  power. Although  annual inflation  rates have  been low  in
recent   years,  Ashland's  results   are  still  affected   by  the  cumulative
inflationary trend from prior years.

    In the capital-intensive industries in which Ashland operates, replacement costs for its properties would generally exceed their historical costs. Accordingly, depreciation, depletion and amortization expense would be greater if it were based on current replacement costs. However, since replacement facilities would reflect technological improvements and changes in business strategies, such facilities would be expected to be more productive than existing facilities, mitigating somewhat the increased depreciation expense.

    Ashland uses the last-in, first-out (LIFO) method to value a substantial portion of its inventories to provide a better matching of revenues with current costs. However, LIFO values such inventories below their replacement costs.

    Monetary assets (such as cash, cash equivalents and accounts receivable) lose purchasing power as a result of inflation, while monetary liabilities (such as accounts payable and indebtedness) result in a gain because they can be settled with dollars of diminished purchasing power. Ashland's monetary liabilities exceed its monetary assets, which results in net purchasing power gains and provides a hedge against the effects of future inflation.

                        QUARTERLY FINANCIAL INFORMATION

    The following table presents quarterly financial information and per share data relative to Ashland's common stock.

                                                                             QUARTERS ENDED
                                     ----------------------------------------------------------------------------------------------
                                          DECEMBER 31               MARCH 31                JUNE 30               SEPTEMBER 30
                                     ----------------------  ----------------------  ----------------------  ----------------------
                                        1993        1992        1994        1993        1994        1993        1994        1993
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                  (IN MILLIONS EXCEPT PER SHARE DATA)
Sales and operating revenues........ $2,572      $2,555      $2,207      $2,386      $2,703      $2,605      $2,853      $2,653
Operating income....................    120          57          68          30 (1)      72         105         107 (2)     104
Net income..........................     58          25          33           1 (1)      44          50          61 (2)      67 (3)
Earnings per share..................    .90         .41         .47         .01         .65         .81         .93        1.00
Common dividends per share..........    .25         .25         .25         .25         .25         .25         .25         .25
Market price per common share
  High..............................     35 5/8      27 3/8      44 1/2      29 1/4      42 3/4      27 3/4      37 7/8      34 3/8
  Low...............................     31          23 5/8      34          25 5/8      33 1/2      24 1/4      33 1/4      25 3/8

- ------------------------------

(1) A gain on the sale of TPT, an inland waterways barge operation, increased operating income by $15 million and net income by $9 million in the quarter ended March 31, 1993.

(2) A net gain related to litigation matters increased operating income by $11 million and net income by $7 million in the quarter ended September 30, 1994.

(3) A net gain for Ashland Coal resulting from a favorable adjustment to income tax expense due to tax law changes, partially offset by a charge to increase the valuation allowance for certain prepaid royalties, increased net income by $18 million in the quarter ended September 30, 1993.

                       STATEMENTS OF CONSOLIDATED INCOME
                       ASHLAND OIL, INC. AND SUBSIDIARIES

                                                                                      YEARS ENDED SEPTEMBER 30
                                                                                   -------------------------------
                                                                                     1994       1993       1992
                                                                                   ---------  ---------  ---------
                                                                                    (IN MILLIONS EXCEPT PER SHARE
                                                                                                DATA)
REVENUES
Sales and operating revenues (including excise taxes)............................  $  10,334  $  10,199  $  10,211
Other............................................................................         48         57         40
                                                                                   ---------  ---------  ---------
                                                                                      10,382     10,256     10,251
COSTS AND EXPENSES
Cost of sales and operating expenses.............................................      7,742      7,951      8,210
Excise taxes on products and merchandise.........................................        877        645        659
Selling, general and administrative expenses.....................................      1,021        993      1,023
Depreciation, depletion and amortization.........................................        295        293        290
General corporate expenses.......................................................         80         77        132
                                                                                   ---------  ---------  ---------
                                                                                      10,015      9,959     10,314
                                                                                   ---------  ---------  ---------
OPERATING INCOME (LOSS)..........................................................        367        297        (63)
OTHER INCOME (EXPENSE)
Interest expense (net of interest income) -- Notes A and F.......................       (117)      (123)      (128)
Equity income -- Note D..........................................................         22         26         33
                                                                                   ---------  ---------  ---------

INCOME (LOSS) BEFORE INCOME TAXES AND THE CUMULATIVE EFFECT OF ACCOUNTING
 CHANGES.........................................................................        272        200       (158)
Income taxes (credit) -- Note H..................................................         75         58        (90)
                                                                                   ---------  ---------  ---------
INCOME (LOSS) BEFORE THE CUMULATIVE EFFECT OF ACCOUNTING CHANGES.................        197        142        (68)
Cumulative effect of accounting changes -- Note A................................         --         --       (268)
                                                                                   ---------  ---------  ---------
NET INCOME (LOSS)................................................................  $     197  $     142  $    (336)
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
EARNINGS (LOSS) PER SHARE -- Note A
Primary
  Income (loss) before the cumulative effect of accounting changes...............  $    2.94  $    2.26  $   (1.18)
  Cumulative effect of accounting changes........................................         --         --      (4.57)
                                                                                   ---------  ---------  ---------
    Net income (loss)............................................................  $    2.94  $    2.26  $   (5.75)
Assuming full dilution
  Income (loss) before the cumulative effect of accounting changes...............  $    2.79  $    2.20  $   (1.18)
  Cumulative effect of accounting changes........................................         --         --      (4.57)
                                                                                   ---------  ---------  ---------
  Net income (loss)..............................................................  $    2.79  $    2.20  $   (5.75)
AVERAGE COMMON SHARES AND EQUIVALENTS OUTSTANDING
Primary..........................................................................         61         59         58
Assuming full dilution...........................................................         72         66         58

                See Notes to Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS
                       ASHLAND OIL, INC. AND SUBSIDIARIES
                                     ASSETS

                                                                                                 SEPTEMBER 30
                                                                                             --------------------
                                                                                               1994       1993
                                                                                             ---------  ---------
                                                                                                (IN MILLIONS)
CURRENT ASSETS
Cash and cash equivalents -- Note A........................................................  $      40  $      41
Accounts receivable (less allowances for doubtful accounts of $23 million in 1994 and $20
 million in 1993)..........................................................................      1,323      1,178
Construction completed and in progress -- at contract prices...............................         55         51
Inventories -- Note A......................................................................        601        553
Deferred income taxes -- Note H............................................................         71         78
Other current assets.......................................................................         81         72
                                                                                             ---------  ---------
                                                                                                 2,171      1,973
INVESTMENTS AND OTHER ASSETS
Investments in and advances to unconsolidated affiliates -- Note D.........................        291        280
Investments of captive insurance companies -- Note A.......................................        181        185
Cost in excess of net assets of companies acquired (less accumulated amortization of $32
 million in 1994 and $31 million in 1993)..................................................         80         65
Other noncurrent assets....................................................................        276        279
                                                                                             ---------  ---------
                                                                                                   828        809
PROPERTY, PLANT AND EQUIPMENT
Cost
  Petroleum................................................................................      2,911      2,790
  SuperAmerica.............................................................................        459        440
  Valvoline................................................................................        273        250
  Chemical.................................................................................        633        573
  Construction.............................................................................        528        582
  Exploration (successful efforts method)..................................................        943        924
  Corporate................................................................................        151        146
                                                                                             ---------  ---------
                                                                                                 5,898      5,705
Accumulated depreciation, depletion and amortization.......................................     (3,082)    (2,935)
                                                                                             ---------  ---------
                                                                                                 2,816      2,770
                                                                                             ---------  ---------
                                                                                             $   5,815  $   5,552
                                                                                             ---------  ---------
                                                                                             ---------  ---------

                See Notes to Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS
                       ASHLAND OIL, INC. AND SUBSIDIARIES
                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                 SEPTEMBER 30
                                                                                             --------------------
                                                                                               1994       1993
                                                                                             ---------  ---------
                                                                                                (IN MILLIONS)
CURRENT LIABILITIES
Debt due within one year
  Notes payable to banks...................................................................  $      57  $      42
  Commercial paper.........................................................................         15         35
  Current portion of long-term debt........................................................         61         82
Trade and other payables...................................................................      1,520      1,418
Income taxes...............................................................................         35         42
                                                                                             ---------  ---------
                                                                                                 1,688      1,619
NONCURRENT LIABILITIES
Long-term debt (less current portion) -- Notes E and F.....................................      1,391      1,399
Accrued pension and other postretirement benefits -- Note K................................        515        511
Reserves of captive insurance companies....................................................        173        173
Deferred income taxes -- Note H............................................................         30         44
Other long-term liabilities and deferred credits...........................................        423        351
Commitments and contingencies -- Notes F, G and L..........................................
                                                                                             ---------  ---------
                                                                                                 2,532      2,478
STOCKHOLDERS' EQUITY -- Notes E, I and J
Preferred stock, no par value, 30 million shares authorized
  Convertible preferred stock, 6 million shares issued, $300 million liquidation value.....        293        293
Common stockholders' equity
  Common stock, par value $1.00 per share
    Authorized -- 150 million shares
    Issued -- 61 million shares in 1994 and 60 million shares in 1993......................         61         60
  Paid-in capital..........................................................................        159        143
  Retained earnings........................................................................      1,126      1,008
  Loan to leveraged employee stock ownership plan (LESOP)..................................        (33)       (33)
  Prepaid contribution to LESOP............................................................         --         (6)
  Other....................................................................................        (11)       (10)
                                                                                             ---------  ---------
Total common stockholders' equity..........................................................      1,302      1,162
                                                                                             ---------  ---------
                                                                                                 1,595      1,455
                                                                                             ---------  ---------
                                                                                             $   5,815  $   5,552
                                                                                             ---------  ---------
                                                                                             ---------  ---------

                See Notes to Consolidated Financial Statements.

             STATEMENTS OF CONSOLIDATED COMMON STOCKHOLDERS' EQUITY
                       ASHLAND OIL, INC. AND SUBSIDIARIES

                                                                                                   PREPAID
                                                         COMMON   PAID-IN   RETAINED   LOAN TO   CONTRIBUTION
                                                         STOCK    CAPITAL   EARNINGS    LESOP      TO LESOP     OTHER   TOTAL
                                                         ------   -------   --------   -------   ------------   ------  -----
                                                                                     (IN MILLIONS)
BALANCE AT OCTOBER 1, 1991.............................   $60      $130      $1,325     $(34)        $(40)      $   3  $1,444
Net loss...............................................                        (336)                                     (336)
Dividends on common stock, $1.00 a share...............                         (58)                   (2)                (60)
Increase in equity due to Ashland Coal stock
 issuance..............................................              14                                                    14
Issued common stock under stock incentive plans........               2                                                     2
Allocation of LESOP shares to participants.............                                                18                  18
Other changes..........................................                                                             4       4
                                                         ------   -------   --------   -------        ---       ------   -----
BALANCE AT SEPTEMBER 30, 1992..........................    60       146         931      (34)         (24)          7   1,086
Net income.............................................                         142                                       142
Dividends
  Preferred stock......................................                          (6)                                       (6)
  Common stock, $1.00 a share..........................                         (59)                   (1)                (60)
Decrease in equity due to change in Ashland Coal
 capital structure.....................................              (6)                                                   (6)
Issued common stock under stock incentive plans........               2                                                     2
Allocation of LESOP shares to participants.............                                                19                  19
Other changes..........................................               1                    1                      (17)    (15)
                                                         ------   -------   --------   -------        ---       ------   -----
BALANCE AT SEPTEMBER 30, 1993..........................    60       143       1,008      (33)          (6)        (10)  1,162
Net income.............................................                         197                                       197
Dividends
  Preferred stock......................................                         (19)                                      (19)
  Common stock, $1.00 a share..........................                         (60)                                      (60)
Issued common stock under stock incentive plans........     1        16                                                    17
Allocation of LESOP shares to participants.............                                                 6                   6
Other changes..........................................                                                            (1)     (1)
                                                         ------   -------   --------   -------        ---       ------   -----
BALANCE AT SEPTEMBER 30, 1994..........................   $61      $159      $1,126     $(33)        $ --       $ (11) $1,302
                                                         ------   -------   --------   -------        ---       ------  ------
                                                         ------   -------   --------   -------        ---       ------  ------

                See Notes to Consolidated Financial Statements.

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                       ASHLAND OIL, INC. AND SUBSIDIARIES




                                                                                                      YEARS ENDED SEPTEMBER 30
                                                                                                      ------------------------
                                                                                                      1994     1993      1992
                                                                                                      -----    -----    ------
                                                                                                           (IN MILLIONS)
CASH FLOWS FROM OPERATIONS
Income (loss) before the cumulative effect of accounting changes....................................  $ 197    $ 142    $ (68)
Expense (income) not affecting cash
  Depreciation, depletion and amortization (1)......................................................    308      305      302
  Deferred income taxes.............................................................................      2       14     (147)
  Undistributed earnings of unconsolidated affiliates...............................................    (14)     (12)     (22)
  Gain on sale of operations -- net of current income taxes.........................................     (3)     (12)      --
  Other noncash items...............................................................................     39       (3)  208(2)
Change in operating assets and liabilities (3)......................................................    (75)    (184)     125
                                                                                                      -----    -----    ------
                                                                                                        454      250      398
CASH FLOWS FROM FINANCING
Proceeds from issuance of long-term debt............................................................     77      341      246
Proceeds from issuance of capital stock.............................................................     17      295        2
Repayment of long-term debt.........................................................................   (109)    (367)    (124)
Increase (decrease) in short-term debt..............................................................     (5)    (159)      97
Dividends paid......................................................................................    (79)     (66)     (60)
                                                                                                      -----    -----    ------
                                                                                                        (99)      44      161
CASH FLOWS FROM INVESTMENT
Additions to property, plant and equipment..........................................................   (376)    (432)    (504)
Purchase of operations -- net of cash acquired......................................................    (62)      (2)    (108)
Proceeds from sale of operations....................................................................     59      107       30
Disposals of property, plant and equipment..........................................................     23       32       38
Investment purchases (4)............................................................................   (335)    (451)    (466)
Investment sales and maturities (4).................................................................    335      440      433
                                                                                                      -----    -----    ------
                                                                                                       (356)    (306)    (577)
                                                                                                      -----    -----    ------
DECREASE IN CASH AND CASH EQUIVALENTS...............................................................     (1)     (12)     (18)
Cash and cash equivalents -- beginning of year......................................................     41       53       71
                                                                                                      -----    -----    ------
CASH AND CASH EQUIVALENTS -- END OF YEAR............................................................  $  40    $  41    $  53
                                                                                                      -----    -----    ------
                                                                                                      -----    -----    ------
DECREASE (INCREASE) IN OPERATING ASSETS (3)
Accounts receivable.................................................................................  $(153)   $  26    $  39
Construction completed and in progress..............................................................     (3)     (13)      (3)
Inventories.........................................................................................    (45)      67       65
Deferred income taxes...............................................................................     --       15       (2)



Other current assets................................................................................     (7)      (8)       7
Investments and other assets........................................................................     15        2       28
INCREASE (DECREASE) IN OPERATING LIABILITIES (3)
Trade and other payables...........................................................................      95     (245)      30
Income taxes.......................................................................................     (10)     (20)      (2)
Noncurrent liabilities.............................................................................      33       (8)     (37)
                                                                                                      -----    -----    ------
CHANGE IN OPERATING ASSETS AND LIABILITIES.........................................................   $ (75)   $(184)   $ 125
                                                                                                      -----    -----    ------
                                                                                                      -----    -----    ------

- ------------------------------
(1)  Includes amounts charged to general corporate expenses.
(2) Includes noncash charges for unusual items totaling $208 million consisting of provisions for a voluntary enhanced retirement program ($31 million); various asset write-downs including properties held for sale and assets of discontinued operations ($64 million); future environmental cleanup costs ($41 million); reserves for future costs associated with certain custom boilers built by a former engineering subsidiary and other matters ($38 million); and the current year effect of the adoption of a new accounting standard for postretirement benefits ($34 million).
(3)  Excludes changes resulting from operations acquired or sold.
(4)  Represents   primarily   investment  transactions   of   captive  insurance
     companies.

                See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       ASHLAND OIL, INC. AND SUBSIDIARIES

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

 The consolidated financial statements include the accounts of Ashland and its majority-owned subsidiaries. Investments in joint ventures and 20% to 50% owned affiliates are accounted for on the equity method.

 INVENTORIES

                                                                                1994       1993
                                                                              ---------  ---------
                                                                                 (IN MILLIONS)



Crude oil...................................................................  $     243  $     273
Petroleum products..........................................................        286        258
Chemicals and other products................................................        421        337
Materials and supplies......................................................         46         45
Excess of replacement costs over LIFO carrying values.......................       (395)      (360)
                                                                              ---------  ---------
                                                                              $     601  $     553
                                                                              ---------  ---------
                                                                              ---------  ---------

    Crude oil, petroleum products and chemicals with a replacement cost of approximately $705 million at September 30, 1994, and $652 million at September 30, 1993, are valued using the last-in, first-out (LIFO) method. The remaining inventories are stated generally at the lower of cost (using the first-in, first-out (FIFO) or average cost method) or market.

    PROPERTY, PLANT AND EQUIPMENT

    The cost of plant and equipment (other than capitalized exploration and development costs) is depreciated by the straight-line method over the estimated useful lives of the assets. Oil and gas exploration and development costs are accounted for using the successful efforts method. Capitalized exploration and development costs are depleted by the units-of-production method over the estimated recoverable reserves.

    Estimated costs of major refinery turnarounds are accrued, while other maintenance and repair costs are expensed as incurred. Maintenance and repair expense amounted to $279 million in 1994, $248 million in 1993 and $246 million in 1992.

    ENVIRONMENTAL COSTS

    Accruals for environmental costs are recognized when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Such costs are charged to expense if they relate to the remediation of conditions caused by past operations or are not expected to mitigate or prevent contamination from future operations. Accruals are recorded at undiscounted amounts based on experience, assessments and current technology without regard to any third-party recoveries, and are regularly adjusted as environmental assessments and remediation efforts proceed.

    EARNINGS PER SHARE

    Primary earnings per share is based on net income less preferred dividends divided by the average number of common shares and equivalents outstanding during the respective years. Average common shares outstanding exclude average unallocated shares (423,000 shares in 1994, 973,000 shares in 1993 and 1,522,000 shares in 1992) related to the prepaid contribution to the leveraged employee stock ownership plan. Shares of common stock issuable under stock options are treated as common stock equivalents when dilutive.

    Earnings per share assuming full dilution begins with the primary earnings per share computation. Shares issuable upon conversion of the preferred stock and 6.75% subordinated debentures are added to average common shares and equivalents when dilutive. In such cases, net income is further adjusted by adding back preferred dividends and interest expense (net of tax) on these debentures.

    DERIVATIVE INSTRUMENTS

    Ashland uses commodity futures and option contracts to reduce its exposure to fluctuations in prices for crude oil, petroleum products and natural gas. Gains and losses on these contracts are deferred and accounted for as part of the transactions or activities being hedged.

    Ashland uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Settlements under the swap agreements are recognized as adjustments of interest expense.

    ACCOUNTING CHANGES

    In 1992, Ashland adopted Financial Accounting Standards (FAS) Board Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FAS 109, "Accounting for Income Taxes," both effective as of October 1, 1991. FAS 106 requires that the projected future cost of providing postretirement benefits such as health care and life insurance be recognized as an expense as employees render service instead of when benefits are paid. The adoption of FAS 106 resulted in a net charge to income of $279 million ($415 million before tax), or $4.76 per share, for the cumulative effect of the accounting change for prior periods. FAS 109 superseded FAS 96, which Ashland adopted effective October 1, 1987, and is less restrictive than FAS 96 in allowing recognition of deferred tax assets. However, FAS 109 also requires that such assets be reduced by a valuation allowance unless it is more likely than not that those benefits will be realized. Ashland's adoption of FAS 109 resulted in a net credit to income of $11 million, or $.19 per share, for the cumulative effect of the accounting change for prior periods.

    Effective September 30, 1994, Ashland adopted FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." As a result, investments of captive insurance companies are now carried at quoted market prices plus accrued interest. Previously, such investments were carried at cost plus accrued interest. The adoption did not have a significant effect on Ashland's consolidated financial statements.

    OTHER

    Cash equivalents include highly liquid investments maturing within three months after purchase. Investments of captive insurance companies are primarily foreign corporate and government debt obligations.

    Income related to construction contracts is generally recognized by the units-of-production method, which is a variation of the percentage-of-completion method. Any anticipated losses on such contracts are charged against operations as soon as such losses are estimable.

    Costs in excess of net assets of companies acquired are amortized by the straight-line method over periods generally ranging from 10 to 40 years, with an average remaining life of 14 years.

    Research and development costs are expensed as incurred ($12 million in 1994, $14 million in 1993 and $14 million in 1992).

    Interest is capitalized on projects where construction of an asset takes considerable time and entails substantial expenditures. Capitalized interest amounted to $9 million in 1993 and was not significant in 1994 and 1992.

    The Financial Accounting Standards Board has issued a statement which Ashland has not yet adopted, regarding accounting for postemployment benefits. When adopted effective October 1, 1994, this statement will not have a significant effect on Ashland's consolidated financial statements.

NOTE B -- ACQUISITIONS AND DIVESTITURES

    ACQUISITIONS

    In February 1992, Ashland completed the acquisition of Unocal's chemical distribution business for $84 million. The business involves the distribution of a wide range of chemicals, hydrocarbon solvents and specialty ingredients through a nationwide network of distribution centers.

    This acquisition and several smaller acquisitions completed in various segments during the last three years did not have a significant effect on Ashland's consolidated financial statements. All these acquisitions have been accounted for as purchases.




    DIVESTITURES

    In 1992, Ashland completed the sale of its Corpus Christi, Texas, marine terminal, pipelines and gathering systems. These assets were acquired in the 1991 acquisition of The Permian Corporation.

    In 1993, Ashland sold various operations, including its TPT inland waterways barge operation, the Thunderbird crude oil common carrier pipeline system in Montana and Wyoming, and 80 SuperAmerica stores in Florida and other non-strategic areas outside markets served by Ashland Petroleum's refineries. In addition, several other smaller operations engaged in petroleum, chemical and construction activities were sold. Proceeds from the sale of these operations totaled $107 million and, except for a pretax gain of $15 million on the sale of TPT, resulted in no significant gain or loss.

    In 1994, Ashland completed the sale of APAC's Arizona operations.

    Except as indicated, the divestitures discussed above and several smaller divestitures completed in various segments during the last three years did not have a significant effect on Ashland's consolidated financial statements.

NOTE C -- INFORMATION BY INDUSTRY SEGMENT
    Ashland's operations are conducted primarily in the United States and are managed along industry segments, which include Petroleum, SuperAmerica, Valvoline, Chemical, Construction and Exploration. In addition, Ashland is involved in the coal industry through equity interests in Arch Mineral Corporation and Ashland Coal, Inc. (see Note D). Information by industry segment is shown on pages 58 and 59.

    Petroleum operations are conducted by Ashland Petroleum, one of the nation's largest independent petroleum refiners. In addition to supplying petroleum products to SuperAmerica, Valvoline, Ashland Chemical and APAC, Ashland Petroleum is a leading supplier of petroleum products to the transportation and commercial fleet industries, other industrial customers and independent marketers (including dealers operating under the Ashland-R- brand name). Principal products include gasoline, distillates and kerosene, asphalt, jet and turbine fuel, lubricants, and heavy fuel oils. Ashland Petroleum also gathers and transports crude oil and petroleum products in connection with its refining and wholesale marketing operations and markets crude oil through Scurlock Permian.

    SuperAmerica includes Ashland's retail gasoline and merchandise marketing operations, including the SuperAmerica-R- chain of high-volume retail stores. Gasoline and merchandise are also sold from outlets operated by SuperAmerica under the Rich-R- brand name. Operations are conducted primarily in the Ohio Valley and Upper Midwest.

    Valvoline is a marketer of automotive and industrial oils, automotive chemicals, filters, rust preventives and coolants with sales in more than 140 countries. In addition, Valvoline is engaged in the "fast oil change" business through outlets operating under the Valvoline Instant Oil Change-R- and Valvoline Rapid Oil Change-R- names, and provides environmental services for the collection of used oil, antifreeze and filters.

    Chemical businesses are managed by Ashland Chemical, which distributes industrial chemicals, solvents, thermoplastics and resins, and fiberglass materials. Ashland Chemical also manufactures a wide variety of specialty chemicals and certain petrochemicals. Major specialty chemicals include foundry products, water treatment and marine service chemicals, specialty polymers and adhesives, unsaturated polyester resins, and high-purity electronic and laboratory chemicals. Principal petrochemicals include cumene, toluene, xylene, aromatic and aliphatic solvents, propylene, maleic anhydride and methanol.

    Construction operations are conducted by the APAC group of companies, which perform contract construction work including highway paving and repair, excavation and grading, and bridge and sewer construction. APAC also produces asphaltic and ready-mix concrete, crushed stone and other aggregate, concrete block and certain specialized construction materials in thirteen southern states.

    Exploration operations are conducted by Ashland Exploration, which is engaged in crude oil and natural gas production in the eastern and Gulf Coast areas of the United States and crude oil production in Nigeria.

    Arch Mineral produces metallurgical and steam coal from surface and deep mines in Illinois, Kentucky, West Virginia and Wyoming for sale to utility and steel companies. Ashland Coal produces low-sulfur bituminous coal in central Appalachia for sale to domestic and foreign electric utility and industrial markets. Both Arch Mineral and Ashland Coal market coal mined by independent producers.

    Certain information with respect to foreign operations follows.

                                                                TOTAL       INCOME BEFORE
                                                                ASSETS       INCOME TAXES
                                                              ----------  ------------------
                                                              1994  1993  1994   1993   1992
                                                              ----  ----  ----   ----   ----
                                                                      (IN MILLIONS)



Foreign operations
  Petroleum.................................................  $ --  $ --  $ 1    $ 2    $ 2
  Valvoline.................................................   150    74   10      6      9
  Chemical..................................................   220   174   28     27     34
  Exploration...............................................    46    45   22     14     28
                                                              ----  ----  ----   ----   ----
                                                              $416  $293  $61    $49    $73
                                                              ----  ----  ----   ----   ----
                                                              ----  ----  ----   ----   ----

NOTE D -- UNCONSOLIDATED AFFILIATES
    Affiliated companies accounted for under the equity method include: Arch Mineral Corporation (a 50% owned coal company); Ashland Coal, Inc. (a 39% owned publicly traded coal company); LOOP INC. and LOCAP INC. (18.6% and 21.4% owned corporate joint ventures operating a deepwater offshore port and related pipeline facilities in the Gulf of Mexico); and various other companies. Summarized financial information reported by these affiliates and a summary of the amounts recorded in Ashland's consolidated financial statements follow.

                                                    ARCH MINERAL    ASHLAND     LOOP INC. AND
                                                    CORPORATION    COAL, INC.    LOCAP INC.     OTHER  TOTAL
                                                    ------------   ----------   -------------   -----  -----
                                                                         (IN MILLIONS)
SEPTEMBER 30, 1994
Financial position
  Current assets..................................   $ 173         $ 119            $  36       $ 204
  Current liabilities.............................    (132)         (110)             (86)       (123)
                                                     -----         -----            -----       -----
  Working capital.................................      41             9              (50)         81
  Noncurrent assets...............................     797           721              638         203
  Noncurrent liabilities..........................    (713)         (373)            (525)        (96)
                                                     -----         -----            -----       -----
  Stockholders' equity............................   $ 125         $ 357            $  63       $ 188
                                                     -----         -----            -----       -----
                                                     -----         -----            -----       -----
Results of operations
  Sales and operating revenues....................   $ 641         $ 561            $ 149       $ 701
  Gross profit....................................      60            71               54         172
  Net income......................................      14            17               15          14
Amounts recorded by Ashland



  Investments and advances........................      70           138(1)            12          71  $ 291
  Equity income...................................       7             6                3           6     22
  Dividends received..............................      --             3               --           5      8
SEPTEMBER 30, 1993
Financial position
  Current assets..................................   $ 114         $ 133            $  35       $ 195
  Current liabilities.............................    (104)          (70)             (79)       (123)
                                                     -----         -----            -----       -----
  Working capital.................................      10            63              (44)         72
  Noncurrent assets...............................     738           748              666         199
  Noncurrent liabilities..........................    (637)         (465)            (571)        (90)
                                                     -----         -----            -----       -----
  Stockholders' equity............................   $ 111         $ 346            $  51       $ 181
                                                     -----         -----            -----       -----
                                                     -----         -----            -----       -----
Results of operations
  Sales and operating revenues....................   $ 485         $ 550            $ 143       $ 654
  Gross profit (loss).............................     (13)           58               49         154
  Net income (loss)...............................     (20)           41(2)             9          17
Amounts recorded by Ashland
  Investments and advances........................      63           132               10          75  $ 280
  Equity income (loss)............................     (10)           27                2           7     26
  Dividends received..............................       4             3                1           6     14
SEPTEMBER 30, 1992
Results of operations
  Sales and operating revenues....................   $ 540         $ 528            $ 156       $ 599
  Gross profit....................................      31            86               58         148
  Net income (loss)...............................    (104)(3)        35               21          13
Amounts recorded by Ashland
  Equity income...................................      10            13                4           6  $  33
  Dividends received..............................       4             3               --           4     11

- ------------------------
(1) The market value of Ashland's investment is $214 million based on the market price of Ashland Coal's common stock.

(2) Includes a net gain of $44 million resulting from a favorable adjustment to income tax expense due to tax law changes, partially offset by a charge to increase the valuation allowance for certain prepaid royalties. Also includes a net charge of $19 million for the cumulative effect of the adoption of FAS 106 and FAS 109, which was recorded by Ashland in 1992.

(3) Includes a net after-tax charge of $123 million for the adoption of FAS 106 and FAS 109 along with an after-tax gain of $15 million from insurance proceeds resulting from a fire at an Illinois mine.

    Ashland's  retained earnings include $159  million of undistributed earnings from unconsolidated affiliates accounted for under the equity method.

NOTE E -- LONG-TERM DEBT

                                                                                         1994       1993
                                                                                       ---------  ---------
                                                                                          (IN MILLIONS)
Senior debt
  Medium-term notes, due 1995-2023, interest at an average rate of 8.8% at September
   30, 1994 (5.8% to 10.4%)..........................................................  $     661  $     668
  8.80% debentures, due 2012.........................................................        250        250
  11.125% sinking fund debentures, due 2017..........................................        200        200
  Pollution control and industrial revenue bonds, due 1996 to 2020, interest at an
   average rate of 6.3% at September 30, 1994 (3.4% to 8.1%).........................        162        162
  Note payable to bank for financing of leveraged employee stock ownership plan, due
   1995-1996, interest at a combination of an adjusted certificate of deposit rate
   and 76% of the prime rate (5.2% at September 30, 1994)............................         33         33
  Other..............................................................................         21         19
                                                                                       ---------  ---------
                                                                                           1,327      1,332
Other
  6.75% convertible subordinated debentures, due 2014, convertible into common stock
   at $51.34 per share...............................................................        124        142
  Subsidiary debt not guaranteed by Ashland and other................................          1          7
                                                                                       ---------  ---------
                                                                                             125        149
                                                                                       ---------  ---------
                                                                                           1,452      1,481
Current portion of long-term debt....................................................        (61)       (82)
                                                                                       ---------  ---------
                                                                                       $   1,391  $   1,399
                                                                                       ---------  ---------
                                                                                       ---------  ---------

    Aggregate maturities of long-term debt are $61 million in 1995, $65 million in 1996, $60 million in 1997, $49 million in 1998 and $49 million in 1999. Excluded from such maturities are $38 million of floating rate pollution control and industrial revenue bonds, due between 2003 and 2009. These bonds are subject to early redemptions at the bondholders' option, but generally not before 1996.

    Ashland has various revolving credit agreements totaling $350 million  under which no borrowings were outstanding at September 30, 1994. The agreement providing for $300 million in borrowings expires on March 9, 1998, while the agreements providing for $50 million in borrowings expire on February 24, 1995.

    Certain debt agreements contain covenants restricting dividends, share repurchases and other distributions with respect to Ashland's capital stock, as well as covenants limiting new borrowings. At September 30, 1994, distributions with respect to Ashland's capital stock were restricted to $873 million.

    Interest payments on all indebtedness amounted to $119 million in 1994, $131 million in 1993 and $130 million in 1992.

NOTE F -- FINANCIAL INSTRUMENTS
    Ashland uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. At September 30, 1994, Ashland had unleveraged agreements with a notional principal amount of $430 million which were used to convert fixed rates on its 8.80% debentures and certain medium-term notes to variable rates based on three-month or six-month London Interbank Offered Rates (LIBOR). At that date, Ashland was receiving a weighted-average fixed interest rate of 5.8% and paying a weighted-average variable interest rate of 5%, calculated on the notional amount. Notional amounts do not quantify risk or represent assets or liabilities of Ashland, but are used in the determination of cash settlements under the agreements. The terms remaining on Ashland's swaps range from 14 to 52 months, with a weighted-average remaining life of 38 months.

    Interest expense was reduced by $9 million in 1994, $8 million in 1993 and $2 million in 1992 resulting from settlements under these agreements. Ashland is exposed to credit losses from counterparty nonperformance, but does not anticipate any losses from its agreements, all of which are with major financial institutions. Due to increasing interest rates, the estimated fair value of Ashland's swaps amounted to a net liability of $15 million at September 30, 1994, compared to a net asset of $22 million at September 30, 1993. This decline in value was more than offset by the decline in the fair value of the related fixed-rate indebtedness. Under its current swap agreements, Ashland's annual interest expense in 1995 will change by about $4 million for each 1% change in LIBOR.

    The carrying amounts and fair values of Ashland's significant financial instruments at September 30, 1994 and 1993 are shown below. The fair values of cash and cash equivalents, notes payable to banks and commercial paper approximate their carrying amounts. The fair values of investments of captive insurance companies are based on quoted market prices plus accrued interest. The fair values of long-term debt are based on quoted market prices or, if market prices are not available, the present values of the underlying cash flows discounted at Ashland's incremental borrowing rates. The fair values of interest rate swaps are based on quoted market prices, which reflect the present values of the difference between estimated future variable-rate payments and future fixed-rate receipts.

                                                                          1994                    1993
                                                                 ----------------------  ----------------------
                                                                  CARRYING      FAIR      CARRYING      FAIR
                                                                   AMOUNT       VALUE      AMOUNT       VALUE
                                                                 -----------  ---------  -----------  ---------
                                                                                 (IN MILLIONS)
Assets
  Cash and cash equivalents....................................   $      40   $      40   $      41   $      41
  Investments of captive insurance companies...................         181         181         185         198
Liabilities
  Notes payable to banks and commercial paper..................          72          72          77          77
  Long-term debt (including current portion)...................       1,452       1,517       1,481       1,713
  Interest rate swaps..........................................          --          15          --         (22)

NOTE G -- LEASES AND OTHER COMMITMENTS

    LEASES

    Ashland and its subsidiaries are lessees in noncancelable leasing agreements for office buildings, warehouses, pipelines, transportation and marine equipment, storage facilities, retail outlets, manufacturing facilities and other equipment and properties which expire at various dates. Capitalized lease obligations are not significant and are included in long-term debt. Future minimum rental payments at September 30, 1994, and rental expense under operating leases follow.

FUTURE MINIMUM RENTAL PAYMENTS                 RENTAL EXPENSE                        1994       1993       1992
- ----------------------------------             ----------------------------------  ---------  ---------  ---------
                                  (IN MILLIONS)                                             (IN MILLIONS)
1995..............................  $      63
1996..............................         50  Minimum rentals
1997..............................         41  (including rentals under
1998..............................         40  short-term leases)................  $     113  $     111  $     104



1999..............................         35  Contingent rentals................         12         11         12
Later years.......................        222  Sublease rental income............        (12)       (17)       (13)
                                    ---------                                      ---------  ---------  ---------
                                    $     451                                      $     113  $     105  $     103
                                    ---------                                      ---------  ---------  ---------
                                    ---------                                      ---------  ---------  ---------

    OTHER COMMITMENTS

    Under agreements with LOOP and LOCAP (see Note D), Ashland is committed to advance funds against future transportation charges if these corporate joint ventures are unable to meet their cash requirements. Such advances are limited to Ashland's share, based on its equity interests, of the total debt service and defined operating and administrative costs of these companies. Such advances, however, are reduced by (1) transportation charges Ashland paid, (2) a pro rata portion of transportation charges paid by other equity participants in excess of their required amounts, and (3) a pro rata portion of transportation charges paid by third parties who are not equity participants. At September 30, 1994, all advances made to LOOP and LOCAP by Ashland had been applied against transportation charges. Transportation charges incurred amounted to $24 million in 1994, $22 million in 1993 and $25 million in 1992. At September 30, 1994, Ashland's contingent liability for its share of the indebtedness of LOOP and LOCAP secured by throughput and deficiency agreements amounted to approximately $100 million.

    Ashland is contingently liable under guarantees of certain debt and lease obligations of Ashland Coal, Inc., an unconsolidated affiliate. At September 30, 1994, such obligations have a present value of approximately $16 million. Ashland is also contingently liable for up to $16 million of borrowings under a revolving credit agreement of AECOM Technology Corporation, an unconsolidated affiliate. Ashland's guaranteed portion of outstanding borrowings under this agreement amounted to $9 million at September 30, 1994.

NOTE H -- INCOME TAXES
    A summary of the provision for income taxes follows. The 1993 provision was not significantly affected by tax legislation that, among other things, increased the federal income tax rate 1%, effective January 1, 1993.

                                                              1994   1993   1992
                                                              ----   ----   -----
                                                                 (IN MILLIONS)



Current (1)
  Federal...................................................  $56    $24    $  41
  State.....................................................    8     13        8
  Foreign...................................................    9      7        8
                                                              ----   ----   -----
                                                               73     44       57
                                                              ----   ----   -----
Deferred
  Federal and state.........................................    2     14     (145)
  Foreign...................................................   --     --       (2)
                                                              ----   ----   -----
                                                                2     14     (147)
                                                              ----   ----   -----
                                                              $75    $58    $ (90)
                                                              ----   ----   -----
                                                              ----   ----   -----

- ------------------------
(1) Income tax payments amounted to $70 million in 1994, $41 million in 1993 and $40 million in 1992.

    Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which give rise to significant deferred tax assets (liabilities) follow.

                                                                                           1994       1993
                                                                                         ---------  ---------
                                                                                            (IN MILLIONS)
Accrued pension and other postretirement benefits......................................  $     205  $     202
Environmental, insurance and litigation reserves.......................................        116        103
Alternative minimum tax credit carryforwards...........................................         23         19
Property related items other than depreciation.........................................         23         25
Uncollectible accounts receivable......................................................         17         18
Other items............................................................................         75         79
                                                                                         ---------  ---------
Total deferred tax assets..............................................................        459        446
                                                                                         ---------  ---------
Accelerated depreciation...............................................................       (357)      (351)
Intangible drilling costs..............................................................        (38)       (33)
Undistributed equity income............................................................        (16)       (17)
Other items............................................................................         (7)       (11)
                                                                                         ---------  ---------
Total deferred tax liabilities.........................................................       (418)      (412)
                                                                                         ---------  ---------
Net deferred tax asset.................................................................  $      41  $      34
                                                                                         ---------  ---------
                                                                                         ---------  ---------

    The U.S. and foreign components of income before income taxes and a reconciliation of the normal statutory federal income tax with the provision for income taxes follow.

                                                                                    1994       1993       1992
                                                                                  ---------  ---------  ---------
                                                                                           (IN MILLIONS)
Income (loss) before income taxes
  United States.................................................................  $     211  $     151  $    (231)
  Foreign.......................................................................         61         49         73
                                                                                  ---------  ---------  ---------
                                                                                  $     272  $     200  $    (158)
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
Income taxes computed at U.S. statutory rates...................................  $      95  $      70  $     (54)
Increase (decrease) in amount computed resulting from
  Equity income.................................................................         (7)        (6)        (9)
  State income taxes............................................................          6          9        (10)
  Net impact of foreign results.................................................         (7)        (7)        (7)
  Non-conventional fuel credit..................................................        (10)        (9)        (9)
  Other items...................................................................         (2)         1         (1)
                                                                                  ---------  ---------  ---------
                                                                                  $      75  $      58  $     (90)
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

    The Internal Revenue Service (IRS) has examined Ashland's consolidated U.S. income tax returns through 1989. As a result of its examinations, the IRS has proposed adjustments, certain of which are being contested by Ashland. Ashland believes it has adequately provided for any income taxes and related interest which may ultimately be paid on contested issues.

NOTE I -- CAPITAL STOCK
    In May 1993, Ashland completed the sale of six million shares of cumulative convertible preferred stock priced at $50 per share. Net proceeds, after fees and expenses, totaled $293 million and were used to reduce debt. The shares have no voting rights and are entitled to cumulative annual dividends of $3.125 per share. They have liquidation preferences equal to $50 per share plus accrued and unpaid dividends, and are convertible at any time at the option of the holders into 1.546 shares of Ashland common stock. The preferred shares are redeemable at the option of Ashland at $51.88 per share beginning March 25, 1997, and declining gradually to $50 per share by March 15, 2003, plus accrued and unpaid dividends to the redemption date.

    Under Ashland's Shareholder Rights Plan, each common share is accompanied by one-half of a Right to purchase one-tenth share of preferred stock for $120 (the "Exercise Price"). Each one-tenth share of preferred stock will be entitled to dividends and to vote on an equivalent basis with two common shares. The Rights are not exercisable or detachable from the common shares until 10 days after any party acquires 15% or more (or announces a tender offer for 20% or more) of Ashland's common stock. If any party acquires 20% or more of Ashland's common stock or acquires Ashland in a business combination, each Right (other than those held by the acquiring party) will entitle the holder to purchase stock of Ashland or the acquiring company having a market value of two times the Exercise Price. The Rights expire on May 15, 1996, and can be redeemed at any time prior to becoming exercisable.

    At September 30, 1994, 10 million shares of cumulative preferred stock are reserved for potential issuance under the Shareholder Rights Plan. At September 30, 1994, 16 million common shares are reserved for conversion of debentures and preferred stock and for issuance under outstanding stock options.

NOTE J -- STOCK OWNERSHIP PLANS

    LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

    During 1986, Ashland established a leveraged employee stock ownership plan (LESOP) to cover the majority of its salaried employees. LESOP purchases of Ashland common stock that year were generally funded through a loan from Ashland, of which the remaining principal at September 30, 1986, amounted to $246 million. In 1987, Ashland contributed excess assets recovered from certain company pension plans to the LESOP and prepaid $212 million of the remaining principal. Because one-half of employees' LESOP accounts serve to fund future benefits paid by certain pension plans, one-half of the funds used to prepay debt was accounted for by Ashland as a prepaid LESOP contribution.

    Ashland common shares held by the LESOP related to the contribution of excess pension assets were allocated to employees' accounts over an eight-year period ending September 30, 1994. The remaining shares are allocated as the loan to the LESOP is repaid. The projected costs of the LESOP (including the prepaid contribution, projected dividends on the related unallocated shares and projected future contributions) are being expensed on a pro rata basis as the original shares are allocated to employees. This expense totaled $18 million annually in 1994, 1993 and 1992. Additional contributions from Ashland were not required through September 30, 1994, since dividends on unallocated shares exceeded interest and administrative costs, with the excess used to prepay portions of the remaining principal on the loan. Contributions from Ashland will resume in fiscal 1995 as principal payments on the loan become due.

    STOCK INCENTIVE PLANS

    Ashland has stock incentive plans under which key employees or directors can purchase shares of common stock under stock options or restricted stock awards. Stock options are granted to employees at a price equal to the fair market value of the stock on the date of grant and become exercisable over periods of one to three years. Unexercised options lapse 10 years after the date of grant. Restricted stock awards entitle employees or directors to purchase shares at a nominal cost, to vote such shares and to receive any dividends thereon. However, such shares are subject to forfeiture upon termination of service before the restriction period ends.

                                                         1994                       1993                       1992
                                               -------------------------  -------------------------  -------------------------
                                               COMMON   PRICE RANGE PER   COMMON   PRICE RANGE PER   COMMON   PRICE RANGE PER
                                               SHARES        SHARE        SHARES        SHARE        SHARES        SHARE
                                               -------  ----------------  -------  ----------------  -------  ----------------
                                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
Options outstanding -- beginning of year
 (1).........................................   4,504       $13 3/8 - 41   3,918       $13 3/8 - 41   3,349       $13 3/8 - 41
Options granted..............................     860    35 7/8 - 37 1/2     934    24 5/8 - 33 1/8     753    23 7/8 - 30 3/4
Options exercised............................    (639)       13 3/8 - 41     (81)   13 3/8 - 33 3/8     (71)   13 3/8 - 30 3/4
Options canceled.............................     (28)       23 7/8 - 41    (267)       23 7/8 - 41    (113)           30 - 41
                                               -------  ----------------  -------  ----------------  -------  ----------------
Options outstanding -- end of year (1).......   4,697       $14 1/4 - 41   4,504       $13 3/8 - 41   3,918       $13 3/8 - 41
                                               -------  ----------------  -------  ----------------  -------  ----------------
                                               -------  ----------------  -------  ----------------  -------  ----------------
Options exercisable -- end of year...........   3,242       $14 1/4 - 41   3,080       $13 3/8 - 41   2,597       $13 3/8 - 41
                                               -------  ----------------  -------  ----------------  -------  ----------------
                                               -------  ----------------  -------  ----------------  -------  ----------------

- ------------------------------
(1) Shares of common stock available for issuance under options or awards amounted to 2,295,000 at September 30, 1994, and 2,660,000 at October 1, 1993.

NOTE K -- EMPLOYEE BENEFIT PLANS

    PENSION PLANS

    Ashland sponsors pension plans which cover substantially all employees, other than union employees covered by multiemployer pension plans under collective bargaining agreements. Benefits under Ashland's plans generally are based on the employee's years of service and compensation during the years immediately preceding retirement. For certain plans, such benefits are expected to come in part from one-half of employees' leveraged employee stock ownership plan (LESOP) accounts. Ashland determines the level of contributions to its pension plans annually and contributes amounts within allowable limitations imposed by Internal Revenue Service regulations. Ashland contributed the maximum tax-deductible contributions to its pension plans in 1994 and 1993, while full funding limitations prohibited Ashland from making significant contributions in 1992. The following tables detail the funded status of the plans and the components of pension expense. A discount rate of 8% and an assumed rate of salary increases of 5% were used in determining the actuarial present value of projected benefit obligations at September 30, 1994 (7% and 5% at September 30, 1993).

                                                             1994                               1993
                                               --------------------------------   --------------------------------
                                                  PLANS WITH       PLANS WITH        PLANS WITH       PLANS WITH
                                               ASSETS IN EXCESS   ABO IN EXCESS   ASSETS IN EXCESS   ABO IN EXCESS
                                                    OF ABO          OF ASSETS          OF ABO          OF ASSETS
                                               ----------------   -------------   ----------------   -------------
                                                                          (IN MILLIONS)
Plan assets at fair value (primarily listed
 stocks and bonds)...........................        $ 36            $185               $ 36             $177
                                                      ---           -----                ---            -----
Accumulated benefit obligations (ABO)
  Vested.....................................          30             188                 31              190
  Nonvested..................................           5              44                  5               34
                                                      ---           -----                ---            -----
                                                       35             232                 36              224
                                                      ---           -----                ---            -----
Plan assets less than (in excess of) ABO.....          (1)             47(1)              --               47
Provision for future salary increases........          12             131                 12              146
Deferred pension costs.......................          (8)            (40)               (12)             (67)
                                                      ---           -----                ---            -----
Net accrued pension costs (2)................        $  3            $138               $ --             $126
                                                      ---           -----                ---            -----
                                                      ---           -----                ---            -----



Components of deferred pension costs
  Unrecognized transition gain...............        $  3            $ 10               $  3             $ 15
  Unrecognized net loss......................         (10)            (63)               (14)             (88)
  Unrecognized prior service costs...........          (1)             (9)                (1)             (10)
  Recognition of minimum liability...........          --              22                 --               16
                                                      ---           -----                ---            -----
                                                     $ (8)           $(40)              $(12)            $(67)
                                                      ---           -----                ---            -----
                                                      ---           -----                ---            -----

                                                                                         1994       1993       1992
                                                                                       ---------  ---------  ---------
                                                                                                (IN MILLIONS)
Components of pension expense
  Service cost.......................................................................  $      24  $      26  $      20
  Interest cost......................................................................         29         28         24
  Actual investment loss (gain) on plan assets.......................................          7        (24)       (15)
  Deferred investment (loss) gain (3)................................................        (27)        10          1
  Other amortization and deferral....................................................          4          5         --
  Voluntary enhanced retirement program pension cost.................................         --         --          9
                                                                                             ---        ---        ---
                                                                                       $      37  $      45  $      39
                                                                                             ---        ---        ---
                                                                                             ---        ---        ---

- ------------------------
(1) Includes unfunded ABO of $44 million for non-qualified supplemental pension plans.
(2) Amounts are recorded in various asset and liability accounts on Ashland's consolidated balance sheets.
(3) The expected long-term rate of return on plan assets was 9% for 1994 and 1993, and 10% for 1992.

    OTHER POSTRETIREMENT BENEFIT PLANS

    Ashland sponsors several unfunded benefit plans which provide health care and life insurance benefits for eligible employees who retire from active service. The health care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The life insurance plans are generally noncontributory. Ashland's policy is to fund the costs of postretirement plans on a pay-as-you-go basis. During 1992, Ashland adopted Financial Accounting Standards Board Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (see Note A).




    During 1993, Ashland amended nearly all of its retiree health care plans to place a cap on the company's contributions and to adopt a cost-sharing method based upon a retiree's years of service. The cap limits the company's contribution to average retiree per capita health care costs for 1992 (net of direct retiree contributions), increasing thereafter by up to 4.5% per year. If per capita health care costs increase by more than 4.5% per year, the additional costs will be paid by retirees through higher contributions. As a result, the accumulated postretirement benefit obligation (APBO) for retiree health care plans was reduced by $197 million and postretirement health care expense decreased after 1992 to amounts more closely approximating pre-1992 pay-as-you-go levels.

    The following tables detail the status of the plans and the components of postretirement benefit expense. The APBO was determined using a discount rate of 8% at September 30, 1994, and 7% at September 30, 1993. Under the amended plan, the assumed annual rate of increase in the per capita cost was 4.5% beginning in 1993.

                                                     1994                         1993                         1992
                                          --------------------------   --------------------------   --------------------------
                                                            LIFE                         LIFE                         LIFE
                                          HEALTH CARE     INSURANCE    HEALTH CARE     INSURANCE    HEALTH CARE     INSURANCE
                                             ------      -----------      ------      -----------      ------      -----------
                                                                             (IN MILLIONS)
Accumulated postretirement benefit
 obligations (APBO)
  Retirees..............................     $   93         $  19         $  102         $  20
  Fully eligible active plan
   participants.........................         38             5             41             5
  Other active plan participants........         86             5             95             5
                                              -----           ---          -----           ---
                                                217            29            238            30
Unrecognized net loss...................        (17)           --            (51)           (2)
Unrecognized plan amendment credit......        158             8            180             8
                                              -----           ---          -----           ---
Accrued other postretirement benefit
 costs..................................     $  358         $  37         $  367         $  36
                                              -----           ---          -----           ---
                                              -----           ---          -----           ---
Components of other postretirement
 benefit expense



  Service cost..........................     $    7         $   1         $    6         $   1         $   15         $   1
  Interest cost.........................         16             2             16             2             28             3
  Amortization and deferral (principally
   plan amendment credit)...............        (15)           (1)           (17)           (1)            --            --
                                              -----           ---          -----           ---            ---           ---
                                             $    8         $   2         $    5         $   2         $   43         $   4
                                              -----           ---          -----           ---            ---            --
                                              -----           ---          -----           ---            ---            --

    OTHER PLANS

    Certain union employees are covered under multiemployer defined benefit pension plans administered by unions. Amounts charged to pension expense and contributed to the plans were $1 million annually in 1994, 1993 and 1992.

    Ashland sponsors a Thrift Plan to assist eligible employees in providing for retirement or other future financial needs. Ashland matches employee contributions up to 6% of their qualified earnings at a rate of 70% (20% for LESOP participants). Ashland's contributions to the Plan amounted to $7 million annually in 1994, 1993 and 1992.

NOTE L -- LITIGATION, CLAIMS AND CONTINGENCIES
    Ashland is subject to various federal, state and local environmental laws and regulations which require remediation efforts at multiple locations, including operating facilities, previously owned or operated facilities, and Superfund or other waste sites. Consistent with its accounting policy for environmental costs, Ashland's reserves for environmental assessments and remediation efforts amounted to $167 million at September 30, 1994, and $139 million at September 30, 1993. Such amounts reflect Ashland's most likely estimates of the costs which will be incurred over an extended period to remediate identified environmental conditions for which costs are reasonably estimable.

    Environmental reserves are subject to considerable uncertainties which affect Ashland's ability to estimate its share of the ultimate costs of required remediation efforts. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. As a result, charges to income for environmental liabilities could have a material effect on results of operations in a particular quarter or fiscal year as assessments and remediation efforts proceed or as new remediation sites are identified. However, such charges are not expected to have a material adverse effect on Ashland's consolidated financial position.




    Ashland has numerous insurance policies that provide coverage at various levels for environmental costs. Ashland is currently involved in negotiations concerning the amount of insurance coverage for environmental costs under some of these policies. In addition, various costs of remediation efforts related to underground storage tanks are eligible for reimbursement from state administered funds. Probable recoveries related to certain costs incurred or expected to be incurred in future years are included in other noncurrent assets.

    In addition, Ashland and its subsidiaries are parties to numerous claims and lawsuits (some of which are for substantial amounts) with respect to product liability and commercial and other matters. While these claims and actions are being contested, the outcome of individual matters is not predictable with assurance. Although any actual liability is not determinable as of September 30, 1994, Ashland believes that any liability resulting from these matters involving Ashland and its subsidiaries, after taking into consideration Ashland's insurance coverages and amounts provided for, should not have a material adverse effect on Ashland's consolidated financial position.

                    FIVE YEAR SELECTED FINANCIAL INFORMATION
                       ASHLAND OIL, INC. AND SUBSIDIARIES
                            YEARS ENDED SEPTEMBER 30

                                                                         1994     1993       1992       1991     1990
                                                                        -------  -------  ----------   -------  -------
                                                                              (IN MILLIONS EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS
Revenues
  Sales and operating revenues (including excise taxes)...............  $10,334  $10,199  $10,211      $ 9,867  $ 9,473
  Other...............................................................       48       57       40           56       54
Costs and expenses
  Cost of sales and operating expenses................................   (7,742)  (7,951)  (8,210)      (7,725)  (7,401)
  Excise taxes on products and merchandise............................     (877)    (645)    (659)        (620)    (497)
  Selling, general and administrative expenses........................   (1,021)    (993)  (1,023)        (926)    (949)
  Depreciation, depletion and amortization............................     (295)    (293)    (290)        (265)    (256)
  General corporate expenses..........................................      (80)     (77)    (132)         (93)     (93)
                                                                        -------  -------  ----------   -------  -------
Operating income (loss)...............................................      367      297      (63)         294      331
Other income (expense)
  Interest expense (net of interest income)...........................     (117)    (123)    (128)        (115)    (118)
  Equity income.......................................................       22       26       33           14       50
                                                                        -------  -------  ----------   -------  -------
Income (loss) before income taxes and the cumulative effect of



 accounting changes...................................................      272      200     (158)         193      263
Income taxes (credit).................................................       75       58      (90)          48       81
                                                                        -------  -------  ----------   -------  -------
Income (loss) before the cumulative effect of accounting changes......      197      142      (68)         145      182
Cumulative effect of accounting changes...............................       --       --     (268)          --       --
                                                                        -------  -------  ----------   -------  -------
Net income (loss).....................................................  $   197  $   142  $  (336)     $   145  $   182
                                                                        -------  -------  ----------   -------  -------
                                                                        -------  -------  ----------   -------  -------
BALANCE SHEET INFORMATION
Working capital
  Current assets......................................................  $ 2,171  $ 1,973  $ 2,110      $ 2,119  $ 2,143
  Current liabilities.................................................    1,688    1,619    2,046        1,823    1,805
                                                                        -------  -------  ----------   -------  -------
                                                                        $   483  $   354  $    64      $   296  $   338
                                                                        -------  -------  ----------   -------  -------
Total assets..........................................................  $ 5,815  $ 5,552  $ 5,668      $ 5,449  $ 5,118
                                                                        -------  -------  ----------   -------  -------
Capitalization
  Debt due within one year............................................  $   133  $   159  $   306      $   195  $   170
  Long-term debt (less current portion)...............................    1,391    1,399    1,444        1,337    1,235
  Deferred income taxes...............................................       30       44       59          312      324
  Convertible preferred stock.........................................      293      293       --           --       --
  Common stockholders' equity.........................................    1,302    1,162    1,086        1,444    1,280
                                                                        -------  -------  ----------   -------  -------
                                                                        $ 3,149  $ 3,057  $ 2,895      $ 3,288  $ 3,009
                                                                        -------  -------  ----------   -------  -------
                                                                        -------  -------  ----------   -------  -------
CASH FLOW INFORMATION
Cash flows from operations............................................  $   454  $   250  $   398      $   473  $   371
Additions to property, plant and equipment............................      376      432      504          445      446
Dividends.............................................................       79       66       60           58       58
COMMON STOCK INFORMATION
Primary earnings (loss) per share.....................................  $  2.94  $  2.26  $ (1.18)(1)  $  2.56  $  3.27
Dividends per share...................................................     1.00     1.00     1.00         1.00     1.00

- ------------------------
(1)  Excludes the cumulative effect of accounting changes of $(4.57) per share.

                   FIVE YEAR INFORMATION BY INDUSTRY SEGMENT
                       ASHLAND OIL, INC. AND SUBSIDIARIES
                            YEARS ENDED SEPTEMBER 30




                                                                      1994          1993          1992        1991      1990
                                                                   -----------   -----------   -----------   -------  --------
                                                                                          (IN MILLIONS)
SALES AND OPERATING REVENUES
Petroleum........................................................  $ 4,666       $ 4,752       $ 4,848       $ 4,877  $ 4,169
SuperAmerica.....................................................    1,706         1,785         1,888         1,948    1,747
Valvoline........................................................    1,000           938           900           793      701
Chemical.........................................................    2,885         2,586         2,488         2,285    2,245
Construction.....................................................    1,101         1,116         1,043         1,019    1,083
Engineering......................................................       --            --            --            --      348
Exploration......................................................      199           247           262           323      399
Intersegment sales (1)
  Petroleum......................................................   (1,193)       (1,195)       (1,182)       (1,335)  (1,177)
  Other..........................................................      (30)          (30)          (36)          (43)     (42)
                                                                   -----------   -----------   -----------   -------  --------
                                                                   $10,334       $10,199       $10,211       $ 9,867  $ 9,473
                                                                   -----------   -----------   -----------   -------  --------
                                                                   -----------   -----------   -----------   -------  --------
OPERATING INCOME (LOSS)
Petroleum........................................................  $   113       $    56(2)    $  (125)      $   138  $   211
SuperAmerica.....................................................       59            65             1            30       41
Valvoline........................................................       52            56            50            39       37
                                                                   -----------   -----------   -----------   -------  --------
  Total Refining and Marketing Group.............................      224           177           (74)          207      289
Chemical.........................................................      125           108            81            98       70
Construction.....................................................       70            53            45            41       53
Engineering......................................................       --            --            --            --      (28)(3)
Exploration......................................................       28            36            17            41       40
General corporate expenses.......................................      (80)(4)       (77)         (132)          (93)     (93)
                                                                   -----------   -----------   -----------   -------  --------
                                                                   $   367       $   297       $   (63)(5)   $   294  $   331
                                                                   -----------   -----------   -----------   -------  --------
                                                                   -----------   -----------   -----------   -------  --------
IDENTIFIABLE ASSETS
Petroleum........................................................  $ 2,259       $ 2,240       $ 2,296       $ 2,274  $ 1,862
SuperAmerica.....................................................      398           364           446           437      443
Valvoline........................................................      532           430           402           377      375
Chemical.........................................................    1,122           958           999           834      856
Construction.....................................................      404           440           437           434      514
Exploration......................................................      374           375           361           337      324
Coal investments.................................................      208           196           190           231      274
Corporate (6)....................................................      518           549           537           525      470
                                                                   -----------   -----------   -----------   -------  --------
                                                                   $ 5,815       $ 5,552       $ 5,668       $ 5,449  $ 5,118
                                                                   -----------   -----------   -----------   -------  --------
                                                                   -----------   -----------   -----------   -------  --------

                                                                      1994          1993          1992        1991      1990
                                                                   -----------   -----------   -----------   -------  --------
                                                                                           (IN MILLIONS)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
Petroleum........................................................  $   155       $   230       $   273       $   249  $   191
SuperAmerica.....................................................       39            25            37            37       67
Valvoline........................................................       25            21            19            14       27
Chemical.........................................................       61            51            47            41       48
Construction.....................................................       45            43            42            36       46
Engineering......................................................       --            --            --            --        3
Exploration......................................................       41            42            67            60       39
Corporate........................................................       10            20            19             8       25
                                                                   -----------   -----------   -----------   -------  --------
                                                                   $   376       $   432       $   504       $   445  $   446
                                                                   -----------   -----------   -----------   -------  --------
                                                                   -----------   -----------   -----------   -------  --------
DEPRECIATION, DEPLETION AND AMORTIZATION
Petroleum........................................................  $   134       $   127       $   125       $   103  $    93
SuperAmerica.....................................................       27            28            31            31       30
Valvoline........................................................       19            18            17            16       17
Chemical.........................................................       43            42            43            41       39
Construction.....................................................       40            44            45            48       47
Engineering......................................................       --            --            --            --        5
Exploration......................................................       33            34            28            26       25
Corporate........................................................       12            12            13            14       13
                                                                   -----------   -----------   -----------   -------  --------
                                                                   $   308       $   305       $   302       $   279  $   269
                                                                   -----------   -----------   -----------   -------  --------
                                                                   -----------   -----------   -----------   -------  --------

- ------------------------
(1) Intersegment sales are accounted for at prices which approximate market value.

(2) Includes a gain of $15 million on the sale of TPT, an inland waterways barge operation.

(3) Includes a provision of $15 million for estimated expenditures to correct problems with certain boiler contracts.

(4)  Includes a net gain of $11 million related to litigation matters.

(5) Operating income for 1992 includes charges for unusual items totaling $208 million consisting of provisions for a voluntary enhanced retirement program ($31 million); various asset write-downs including properties held for sale and assets of discontinued operations ($64 million); future environmental cleanup costs ($41 million); reserves for future costs associated with certain custom boilers built by a former engineering subsidiary and other matters ($38 million); and the current year effect of the adoption of a new accounting standard for postretirement benefits ($34 million). The combined effect of all of these items reduced operating income for each of the segments as follows: Petroleum ($89 million), SuperAmerica ($28 million), Valvoline ($2 million), Chemical ($15 million), Construction ($9 million), Exploration ($16 million) and general corporate expenses ($49 million).

(6) Includes principally cash, cash equivalents, investments in and advances to unconsolidated affiliates (other than Arch Mineral Corporation and Ashland Coal, Inc.) and investments of captive insurance companies.

                      SUPPLEMENTAL OIL AND GAS INFORMATION
                       ASHLAND OIL, INC. AND SUBSIDIARIES
                            YEARS ENDED SEPTEMBER 30
                    OIL AND GAS RESERVES, REVENUES AND COSTS

    The following tables summarize Ashland's (1) crude oil and natural gas reserves, (2) results of operations from oil and gas producing and marketing activities, (3) costs incurred, both capitalized and expensed, in oil and gas producing activities, and (4) capitalized costs for oil and gas producing activities, along with the related accumulated depreciation, depletion and amortization. U.S. crude oil and natural gas reserves are reported net of royalties and interests owned by others. Foreign crude oil reserves relate to reserves available to Ashland, as producer, under a long-term contract with the Nigerian National Petroleum Corporation. Reserves reported in the table are estimated and are subject to future revisions.

                                                                  1994                     1993                     1992
                                                         -----------------------  -----------------------  -----------------------
                                                          U.S.   FOREIGN   TOTAL   U.S.   FOREIGN   TOTAL   U.S.   FOREIGN   TOTAL
                                                         ------  -------   -----  ------  -------   -----  ------  -------   -----
CRUDE OIL RESERVES (millions of barrels)
Proved developed and undeveloped reserves
  Beginning of year....................................   1.4     7.7      9.1     1.6    13.3     14.9     1.7    15.0     16.7
  Revisions of previous estimates......................     (.1)    6.7      6.6      .2     2.3      2.5      .2     7.8      8.0



  Extensions and discoveries...........................      --      --       --      --      --       --      .2      --       .2
  Sale of reserves in place............................     (.1)     --      (.1)     --      --       --     (.1)     --      (.1)
  Production...........................................     (.3)   (6.8)    (7.1)    (.4)   (7.9)    (8.3)    (.4)   (9.5)    (9.9)
                                                         ------  -------   -----  ------  -------   -----  ------  -------   -----
  End of year..........................................      .9     7.6      8.5     1.4     7.7      9.1     1.6    13.3     14.9
                                                         ------  -------   -----  ------  -------   -----  ------  -------   -----
Proved developed reserves
  Beginning of year....................................     1.3     7.7      9.0     1.5    13.3     14.8     1.7    15.0     16.7
  End of year..........................................      .9     7.6      8.5     1.3     7.7      9.0     1.5    13.3     14.8
NATURAL GAS RESERVES (billions of cubic feet)
Proved developed and undeveloped reserves
  Beginning of year....................................   455.5                    463.9                    399.1
  Revisions of previous estimates......................   (98.2)                     4.9                     19.9
  Extensions and discoveries...........................    25.9                     19.4                     67.2
  Purchase of reserves in place........................      .4                      3.5                      6.4
  Production...........................................   (34.4)                   (36.2)                   (28.7)
                                                         ------                   ------                   ------
  End of year..........................................   349.2                    455.5                    463.9
                                                         ------                   ------                   ------
Proved developed reserves
  Beginning of year....................................   352.0                    346.5                    302.9
  End of year..........................................   320.5                    352.0                    346.5
RESULTS OF OPERATIONS (in millions)
Revenues
  Sales to third parties...............................  $   96   $  99    $ 195  $  106   $ 135    $ 241  $   74   $ 182    $ 256
  Intersegment sales (1)...............................       4      --        4       6      --        6       6      --        6
                                                         ------  -------   -----  ------  -------   -----  ------  -------   -----
                                                            100      99      199     112     135      247      80     182      262
Costs and expenses
  Production (lifting) costs (2).......................     (23)    (90)    (113)    (25)    (60)     (85)    (25)    (80)    (105)
  Exploration expenses.................................     (13)     (1)     (14)     (8)    (10)     (18)     (7)     (3)     (10)
  Depreciation, depletion, amortization and valuation
   provisions..........................................     (35)     (1)     (36)    (33)     (3)     (36)    (38)     (4)     (42)
  Other costs (3)......................................     (25)     (2)     (27)    (23)     (5)     (28)    (21)     (4)     (25)
  Income and foreign exploration taxes.................       7      19       26      --     (44)     (44)     15     (63)     (48)
                                                         ------  -------   -----  ------  -------   -----  ------  -------   -----
                                                         $   11   $  24    $  35  $   23   $  13    $  36  $    4   $  28    $  32
                                                         ------  -------   -----  ------  -------   -----  ------  -------   -----
                                                         ------  -------   -----  ------  -------   -----  ------  -------   -----
COSTS INCURRED (in millions)
Property acquisition costs
  Proved properties....................................  $    1   $  --    $   1  $    3   $  --    $   3  $    9   $  --    $   9
  Unproved properties..................................       2      --        2       2      --        2       3       3        6
Exploration costs......................................      19       1       20      10      10       20      11       6       17
Development costs......................................      32       2       34      35       2       37      60      --       60
CAPITALIZED COSTS (in millions)
Proved properties......................................  $  494   $ 392    $ 886  $  467   $ 391    $ 858
Unproved properties....................................      45       1       46      47       3       50
                                                         ------  -------   -----  ------  -------   -----
                                                            539     393      932     514     394      908
Accumulated depreciation, depletion and amortization...    (231)   (392)    (623)   (211)   (391)    (602)
                                                         ------  -------   -----  ------  -------   -----
                                                         $  308   $   1    $ 309  $  303   $   3    $ 306
                                                         ------  -------   -----  ------  -------   -----
                                                         ------  -------   -----  ------  -------   -----

       STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING
                            TO OIL AND GAS RESERVES

    The following tables summarize discounted future net cash flows and changes in such flows in accordance with Financial Accounting Standards Board Statement No. 69, "Disclosures about Oil and Gas Producing Activities." Under the guidelines of the Statement, estimated future cash flows are determined based on current prices for crude oil and natural gas, estimated production of Ashland's proved crude oil and natural gas reserves, estimated future production and development costs of those reserves based on current costs and economic conditions, and estimated future income and foreign exploration taxes based on taxing arrangements in effect at year-end. Such cash flows are then discounted using the prescribed 10% rate.

    Many other assumptions could have been made which may have resulted in significantly different estimates. Ashland does not rely upon these estimates in making investment and operating decisions. Ashland does not represent this discounted future net cash flow to be indicative of future cash flow or the current value of its reserves, nor is it an appropriate value to compare with reported values of other companies with different fiscal year-ends. Gas prices utilized in deriving this discounted future net cash flow are based on conditions that existed at September 30 and are usually different than prices that exist at calendar year-end due to seasonal fluctuations in the natural gas market. Prices can also vary significantly at the same point in time from year to year due to a variety of factors. The average gas price used in the 1994 discounted future net cash flow calculation was based on $1.48 per million BTU at Henry Hub.

    Ashland estimates that using the average NYMEX "12 month strip" futures price of $1.93 per million BTU as a basis would add 36BCF and $50 million to the discounted future net cash flow of $197 million at September 30, 1994. The average gas price used in the 1993 discounted future net cash flow calculation was based on $2.37 per million BTU at Henry Hub. Using that price as a basis in this year's calculation would add 101BCF and $102 million to the discounted future net cash flow at September 30, 1994. Therefore, disregarding price, Ashland essentially replaced the value of its production in fiscal 1994.




DISCOUNTED FUTURE NET CASH FLOWS                                                            U.S.       FOREIGN      TOTAL
- ----------------------------------------------------------------------------------------  ---------  -----------  ---------
                                                                                                    (IN MILLIONS)
SEPTEMBER 30, 1994
Future cash inflows.....................................................................  $     691   $     124   $     815
Future production (lifting) costs.......................................................       (315)        (80)       (395)
Future development costs................................................................        (22)         (9)        (31)
Future income and foreign exploration taxes.............................................        (17)        (24)        (41)
                                                                                          ---------       -----   ---------
                                                                                                337          11         348
Annual 10% discount.....................................................................       (140)         (1)       (141)
                                                                                          ---------       -----   ---------
                                                                                          $     197   $      10   $     207
                                                                                          ---------       -----   ---------
                                                                                          ---------       -----   ---------
SEPTEMBER 30, 1993
Future cash inflows.....................................................................  $   1,320   $     121   $   1,441
Future production (lifting) costs.......................................................       (436)       (101)       (537)
Future development costs................................................................        (92)         --         (92)
Future income and foreign exploration taxes.............................................       (166)        (10)       (176)
                                                                                          ---------       -----   ---------
                                                                                                626          10         636
Annual 10% discount.....................................................................       (318)         (1)       (319)
                                                                                          ---------       -----   ---------
                                                                                          $     308   $       9   $     317
                                                                                          ---------       -----   ---------
                                                                                          ---------       -----   ---------

                                                                       1994                   1993                   1992
                                                              ----------------------  ---------------------  ---------------------
CHANGES IN DISCOUNTED FUTURE NET CASH FLOWS                   U.S.   FOREIGN   TOTAL  U.S.  FOREIGN   TOTAL  U.S.  FOREIGN   TOTAL
- ------------------------------------------------------------  -----  -------   -----  ----  -------   -----  ----  -------   -----
                                                                                         (IN MILLIONS)
Net change due to extensions and discoveries................  $  21   $ --     $  21  $ 20  $  --     $  20  $ 39  $   --    $  39
Sales of oil and gas produced -- net of production (lifting)
 costs......................................................    (76)    (9)      (85)  (87)   (74)     (161)  (55)   (102)    (157)
Changes in prices...........................................   (186)    (3)     (189)  (35)   (25)      (60)  121       3      124
Previously estimated development costs incurred.............     24      2        26    38      1        39    45       2       47
Net change due to revisions of previous estimates of
 reserves...................................................    (17)    34        17     3      7        10     8      68       76
Purchase (sale) of reserves in place........................     --     --        --     3     --         3     3      --        3



Accretion of 10% discount...................................     31      1        32    33      2        35    22       3       25
Other -- net (4)............................................     33    (11)       22   (16)     1       (15)  (17)     (2)     (19)
Net change in income and foreign exploration taxes..........     59    (13)       46    14     71        85   (48)      6      (42)
                                                              -----  -------   -----  ----  -------   -----  ----  -------   -----
                                                               (111)     1      (110)  (27)   (17)      (44)  118     (22)      96
Discounted future net cash flows
  Beginning of year.........................................    308      9       317   335     26       361   217      48      265
                                                              -----  -------   -----  ----  -------   -----  ----  -------   -----
  End of year...............................................  $ 197   $ 10     $ 207  $308   $  9     $ 317  $335   $  26    $ 361
                                                              -----  -------   -----  ----  -------   -----  ----  -------   -----
                                                              -----  -------   -----  ----  -------   -----  ----  -------   -----

- ------------------------------
(1) Intersegment sales are accounted for at prices which approximate market value.

(2) Includes only costs incurred to operate and maintain wells, related equipment and facilities.

(3)  Includes results of crude oil trading.

(4) Includes changes in future production and development costs and changes in the timing of future production.