Form 10-K405, Exhibit 13
period 1995-09-30
ASHLAND INC
filed 1995-11-29
CIK 7694

Ashland Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

Years Ended September 30

(In millions)                                                        1995                 1994             1993
===========================================================================================================================

SALES AND OPERATING REVENUES
Petroleum                                                         $ 5,050             $  4,666         $  4,752
SuperAmerica                                                        1,788                1,706            1,785
Valvoline                                                           1,113                1,000              938
Chemical                                                            3,551                2,885            2,586
APAC                                                                1,123                1,101            1,116
Coal(1)                                                               610                    -                -
Exploration                                                           198                  199              247
Intersegment sales                                                 (1,266)              (1,223)          (1,225)
---------------------------------------------------------------------------------------------------------------------------
                                                                  $12,167             $ 10,334         $ 10,199
---------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME
Petroleum                                                         $   (54)            $    113         $     56
SuperAmerica                                                           53                   59               65
Valvoline                                                              (4)                  52               56
---------------------------------------------------------------------------------------------------------------------------
   Total Refining and Marketing Group                                  (5)                 224              177
Chemical                                                              159                  125              108
APAC                                                                   75                   70               53
Coal(1)                                                                66                    -                -
Exploration                                                            (6)                  28               36
General corporate expenses                                            (91)                 (80)             (77)
---------------------------------------------------------------------------------------------------------------------------
                                                                  $   198             $    367         $    297
---------------------------------------------------------------------------------------------------------------------------

EQUITY INCOME
Ashland Coal, Inc.(1)                                             $     -             $      6         $     27
Arch Mineral Corporation                                               (4)                   7              (10)
Other                                                                  11                    9                9
---------------------------------------------------------------------------------------------------------------------------
                                                                  $     7             $     22         $     26
---------------------------------------------------------------------------------------------------------------------------

OPERATING INFORMATION
Petroleum
   Product sales (thousand barrels per day)(2)                      377.2                357.7            350.3
   Refining inputs (thousand barrels per day)(3)                    349.5                338.4            335.9
   Value of products manufactured per barrel                      $ 22.41             $  21.49         $  23.00
   Input cost per barrel                                            18.55                16.76            19.06
---------------------------------------------------------------------------------------------------------------------------
   Refining margin per barrel                                     $  3.86             $   4.73         $   3.94
SuperAmerica
   Product sales (thousand barrels per day)                          71.5                 70.2             73.8
   Merchandise sales (millions)                                   $   547             $    519         $    549
Valvoline lubricant sales (thousand barrels per day)(2)              19.1                 17.9             16.3
APAC construction backlog at September 30 (millions)              $   672             $    554         $    495
Ashland Coal, Inc.(4)
   Tons sold (millions)                                              22.0                 18.2             18.0
   Sales price per ton                                            $ 27.80             $  29.85         $  29.77
Arch Mineral Corporation(4)
   Tons sold (millions)                                              27.2                 24.3             19.2
   Sales price per ton                                            $ 26.23             $  26.35         $  25.26
Exploration
   Net daily production
     Natural gas (million cubic feet)(2)                            102.9                 94.3             99.3
     Nigerian crude oil (thousand barrels)                           18.8                 18.7             21.7
   Sales price
     Natural gas (per thousand cubic feet)                        $  1.89             $   2.42         $   2.45
     Nigerian crude oil (per barrel)                              $ 16.17             $  15.01         $  17.77
---------------------------------------------------------------------------------------------------------------------------

(1)   Ashland Coal was  consolidated  in 1995 and accounted for on the equity method in 1994 and 1993 (see Note B to the financial statements).
(2)   Includes intersegment sales.
(3)   Includes crude oil and other purchased feedstocks.
(4)   Ashland's ownership interest is 54% in Ashland Coal (39% prior to 1995) and 50% in Arch Mineral.


RESULTS OF OPERATIONS

Ashland's net income amounted to $24 million in 1995, $197 million in 1994 and $142 million in 1993. However, comparisons of these results are affected by various unusual items. The following table shows the effects of unusual items on operating and net income for the three years ended September 30, 1995.


                                                            Operating income                          Net income
                                                ----------------------------       -----------------------------
(In millions)                                   1995        1994        1993       1995        1994         1993
=================================================================================================================

Income before unusual items                     $318        $356        $282       $103        $190         $115
   Asset impairment write-downs                  (83)          -           -        (54)          -            -
   Early retirement and restructuring programs   (37)          -           -        (25)          -            -
   Litigation matters                              -          11           -          -           7            -
   Ashland Coal unusual items                      -           -           -          -           -           18
   Gain on sale of Petroleum operation             -           -          15          -           -            9
-----------------------------------------------------------------------------------------------------------------
Income as reported                              $198        $367        $297       $ 24        $197         $142
-----------------------------------------------------------------------------------------------------------------

Effective September 30, 1995, Ashland adopted Financial Accounting Standards Board Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result, Ashland recorded charges of $83 million to write down certain assets to their fair values, including an idle unit at Ashland Petroleum's Catlettsburg, Kentucky refinery, certain unused crude oil gathering pipelines of Scurlock Permian, various petroleum product marketing properties to be sold or shutdown, and various other assets. Fair values were based upon appraisals or estimates of discounted future cash flows, as appropriate. In addition, charges of $37 million related to early retirement and restructuring programs were incurred, reflecting efforts by Ashland Petroleum and several other divisions to reduce their costs and improve their competitive positions.

Excluding unusual items, net income amounted to $103 million in 1995, compared to $190 million in 1994. Results were mixed, as record results from Ashland Chemical, APAC and Ashland Coal were more than offset by reduced earnings from Ashland Petroleum, Valvoline and Ashland Exploration, as well as higher interest costs. Net income before unusual items amounted to $190 million in 1994, compared to $115 million in 1993. Operating income from Ashland Petroleum was significantly higher, and record results were achieved by Ashland Chemical and APAC. In addition, equity income from Arch Mineral improved considerably after the prolonged strike by the United Mine Workers (UMW) was settled in December 1993.

The following table compares operating income before unusual items by segment for the three years ended September 30, 1995. Due to Ashland's purchase of an additional 15% interest in Ashland Coal during 1995, the results of Ashland Coal are consolidated and shown as a new segment for 1995.

(In millions)                                              1995              1994              1993
--------------------------------------------------------------------------------------------------------
Operating income (loss)
   Petroleum                                              $  48              $113              $ 41
   SuperAmerica                                              53                59                65
   Valvoline                                                  1                52                56
   Chemical                                                 164               125               108
   APAC                                                      75                70                53
   Coal                                                      66                 -                 -
   Exploration                                               (2)               28                36
   General corporate expenses                               (87)              (91)              (77)
--------------------------------------------------------------------------------------------------------------
                                                           $318              $356              $282
--------------------------------------------------------------------------------------------------------------

PETROLEUM

Operating income of Ashland Petroleum declined from $113 million in 1994 to $48 million in 1995 before unusual items. Refining margins in 1995 were adversely affected by the market confusion surrounding the introduction of reformulated gasoline and by excess industry production of gasoline in the March quarter when refiners switched production from distillate to gasoline in response to one of the warmest winters of this century. While refining margins recovered and averaged $4.66 a barrel during the last half of 1995, overall refining margins for the year declined from $4.73 a barrel in 1994 to $3.86 a barrel in 1995. Refining expenses per barrel also declined somewhat from 1994 as the refineries operated at near capacity levels during the last half of 1995 and cost savings from Ashland Petroleum's restructuring programs began to be realized. Earnings from pipelines and Scurlock Permian were up $19 million, reflecting a combination of tariff increases, higher throughput and reduced expenses.

Operating income of Ashland Petroleum amounted to $113 million in 1994, compared to 1993 when operating income amounted to $41 million, excluding a gain of $15 million on the sale of its TPT inland waterways barge operation. Ashland Petroleum's strong performance was due to higher margins in its Midwest markets, as well as actions to improve crude oil selection and other profit enhancement efforts. Margins were very strong in the first half of 1994, reflecting favorable distillate prices concurrent with the implementation of low-sulfur diesel requirements in

Ashland Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

the December quarter and reduced crude oil costs in the March quarter. The last half of 1994 was adversely affected by increasing crude oil costs, with wholesale product prices not keeping pace. Crude oil throughput was up slightly in 1994 despite major turnarounds at two of Ashland Petroleum's refineries. Although refining margins were volatile for most of the year, such margins did increase from $3.94 a barrel in 1993 to $4.73 a barrel in 1994. This improvement was partially offset, however, by higher turnaround and depreciation costs. Earnings from Scurlock Permian improved considerably, as crude oil gathering and handling margins increased from their depressed levels in 1993.

SUPERAMERICA

Earnings from SuperAmerica declined from $59 million in 1994 to $53 million in 1995. Gasoline volumes were up slightly reflecting a higher number of stores and merchandise sales volumes were up on a per store basis. However, the effects were more than offset by higher labor and training costs, reflecting the increased number of stores, the tight labor market, and costs associated with the continuing rollout of the co-branding partnership program with popular fast-food chains. At September 30, 1995, 609 SuperAmerica stores were operating, compared to 598 stores in 1994 and 588 stores in 1993. Of these stores, 66 included fast-food operations at the end of 1995, compared to only 10 at the end of 1994.

Operating income of $59 million for SuperAmerica in 1994 was second only to its record earnings of $65 million achieved in 1993. Gasoline and merchandise margins were up considerably and largely offset the volume reductions associated with the sale of 80 SuperAmerica stores in 1993. Such stores were located in Florida and other non-strategic areas outside markets directly supplied by Ashland Petroleum. While the number of stores was up at the end of 1994 compared to 1993, the average number of stores in operation in 1994 was actually down 4%, and operations of the newly-opened stores had not yet fully matured.

VALVOLINE

Valvoline had an extremely difficult year in 1995, operating just above break-even levels before unusual items, compared to 1994 when earnings of $52 million were achieved. Domestic motor oil earnings were down considerably, reflecting reductions in branded sales volumes, cost increases for additives and packaging materials, higher advertising and promotional expenses, and a continuing shift from packaged products to lower margin bulk sales. Due to competitive pressures, the higher costs could not be fully passed through in higher sales prices, particularly with respect to private label sales. Results from car care products (including Zerex antifreeze) were adversely affected by illegal imports of
refrigerants,   escalating  costs  for  ethylene  glycol  and  weak  demand reflecting the unusually warm winter weather. Operating income from international operations was also down due to higher distribution costs, and aggressive advertising and promotional expenses to expand the European distributorships acquired in 1994. Although average car counts and ticket prices continued to improve, results from Valvoline Instant Oil Change
(VIOC) were down due to increased labor and material costs. At September 30, 1995, VIOC operated 365 company-owned outlets, compared to 347 in 1994 and 341 in 1993. In addition, the VIOC franchising program continued to expand with 90 outlets open in 1995, compared to 75 in 1994 and 66 in 1993.

Valvoline had its second best year ever in 1994, with operating income of $52 million, compared to a record $56 million in 1993. The major factor in the decline was reduced margins on automotive refrigerants resulting from built-up customer inventories. Earnings from Valvoline's branded motor oil business were relatively unchanged as the effects of volume increases were largely offset by reduced margins associated with a continuing shift from packaged products to lower margin bulk sales, and by significant increases in raw material costs during the last half of 1994. International operations were up considerably, spurred in part by the acquisition of Valvoline distributorships in six European countries during 1994. Valvoline Instant Oil Change (VIOC) achieved higher earnings for the second straight year with continued improvements in average car counts and ticket prices.

CHEMICAL

For the fourth consecutive year, Ashland Chemical was the leading earnings contributor to Ashland's results. Operating income of $164 million before unusual items was up over 30% from 1994 results of $125 million and represented a third straight record year for Ashland Chemical. A strong performance from the petrochemical businesses was a key factor in the improvement. Exceptionally strong prices for methanol during the first half of the year, and higher sales volumes and margins for cumene were responsible for most of the petrochemical improvement. Operating income from methanol returned to more normal levels during the last half of 1995, declining $22 million from the earnings achieved during the first half of the fiscal year. Results from the distribution businesses were up nearly 25%, reflecting higher sales volumes. However, operating income from the specialty chemicals businesses was down 10% due to reduced margins for water treatment chemicals and foundry products.

Operating income from Ashland Chemical increased from $108 million in 1993 to $125 million in 1994, despite incurring increased environmental remediation costs. Earnings from the distribution businesses were up 22%, principally due to higher sales volumes for thermoplastics. Operating income from the specialty chemicals group increased 25%, with foundry products and water treatment chemicals leading an across the board improvement.

Results from petrochemicals were up 15%, with improvements in methanol margins more than offsetting the effects of production and weather-related problems on cumene results early in 1994.

APAC

Despite the sale of its Arizona operations in 1994, APAC construction companies achieved their second straight year of record results in 1995. Operating income amounted to $75 million in 1995, compared to $70 million in 1994, which included income of $9 million related to the Arizona operations. A strong backlog which enhanced revenues and margins from construction jobs, and close attention to costs and safety were primary factors in APAC's improvement.

APAC achieved earnings of $70 million in 1994, compared to $53 million in 1993. Each of its continuing operating regions achieved improvements on the strength of a higher quality backlog, better margins on construction materials and more favorable weather conditions. In addition, APAC's Arizona operations contributed operating income (including a gain on the sale of those operations) of $9 million, which was up from $6 million in 1993.

COAL

As a result of Ashland's acquisition of an additional 15% interest, Ashland Coal was consolidated in 1995. Prior to 1995, Ashland accounted for its investment in Ashland Coal on the equity method of accounting. On a comparable basis, operating income from Ashland Coal increased from $35 million in 1994 to $66 million in 1995. The improvement reflects increased productivity and cost reductions in 1995, combined with the adverse effects of the UMW strike (including the related aftereffects) on 1994 results. Such improvements more than offset the reduction in average sales prices resulting from the expiration of a sales contract in the December 1994 quarter and other contract changes.

EXPLORATION

Ashland Exploration incurred an operating loss of $2 million in 1995 before unusual items, compared to operating income of $28 million in 1994. Results from domestic operations were down $14 million, reflecting depressed natural gas prices. The effect of reduced prices was partially offset, however, by a 9% increase in natural gas production, in part reflecting the operations of Appalachian producing properties acquired in 1995. Foreign earnings were down $16 million, reflecting a combination of reduced profitability from the Nigerian operations, and increased exploration costs associated with Nigerian offshore blocks acquired under a 1992 production sharing agreement.

Ashland Exploration's operating income declined from $36 million in 1993 to $28 million in 1994. Operating income from domestic operations was down $19 million, resulting from reduced production and prices for both natural gas and crude oil, increased exploration expenses, and the favorable effect of a contract settlement that was included in results for 1993. Operating income from foreign operations improved by $11 million, reflecting lower exploration costs and improved results from crude oil trading activities. Such factors more than offset the effects of normal declines in Nigerian crude oil production as developed reserves continue to be depleted.

During 1995, Ashland Exploration entered into a settlement agreement with Columbia Gas Transmission to resolve claims involving natural gas sales contracts which were abrogated by Columbia in 1991. Columbia and its parent, Columbia Gas Systems, have filed reorganization plans including this agreement with the U.S. Bankruptcy Court in Delaware. The Court has approved the fairness of the settlement agreement and the disclosure statements allowing the reorganization plans to be voted on by creditors. Subject to the outcome of the voting process and various other approvals, the settlement agreement would provide for a $78 million payment to Ashland Exploration, of which 5% would be withheld by Columbia to be used to potentially satisfy the claims of non-settling producers.

GENERAL CORPORATE EXPENSES

Excluding unusual items, general corporate expenses were $87 million in 1995, $91 million in 1994 and $77 million in 1993. Expenses for 1994 included consulting fees and other expenses related to a corporate-wide cost control program and higher accruals for performance-based compensation. In addition, expenses for both 1994 and 1993 were reduced by income from the resolution of matters related to Ashland's former engineering subsidiaries.

OTHER INCOME (EXPENSE)

Interest expense (net of interest income) amounted to $171 million in 1995, $117 million in 1994 and $123 million in 1993. Adjusting for capitalized interest on refinery projects of $9 million in 1993, interest costs incurred amounted to $132 million that year. The changes in interest costs incurred during the last three years resulted principally from fluctuations in debt levels and, to a lesser extent, higher interest rates in 1995.

Results of Arch Mineral produced equity income of $2 million in 1995 before unusual items, compared to $7 million in 1994 and an equity loss of $10 million in 1993. The major factor in the fluctuations was the prolonged strike by the UMW which extended from April into December 1993 and had a significant effect on the comparability of results for both fiscal 1993 and 1994. Results for 1995 were negatively affected by weak demand for Illinois high-sulfur coal and by high mining costs resulting from unfavorable overburden ratios and adverse geological conditions at certain Appalachian operations.

As indicated previously, Ashland Coal was consolidated in 1995. Equity income from Ashland Coal for 1993 included a net gain of $20 million resulting from a favorable adjustment to income tax expense due to tax law changes, partially offset by a charge to increase the valuation allowance for certain prepaid royalties. Excluding this

Ashland Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

unusual gain, equity income from Ashland Coal amounted to $6 million in 1994, compared to $7 million in 1993. The UMW strike reduced Ashland Coal's earnings in both years.

FINANCIAL POSITION
LIQUIDITY

Ashland's financial position has enabled it to obtain capital for its financing needs and maintain investment grade ratings on its senior debt of Baa1 from Moody's and BBB from Standard & Poor's. Ashland has revolving credit agreements providing for up to $370 million in borrowings, none of which were in use at September 30, 1995. In addition, Ashland Coal has revolving credit agreements providing for up to $500 million in borrowings, of which $40 million was in use at September 30, 1995. At that date, Ashland could issue an additional $154 million in medium-term notes under a shelf registration should future opportunities or needs arise. Ashland and Ashland Coal also have access to various uncommitted lines of credit and commercial paper markets, and had short-term notes and commercial paper of $160 million outstanding at September 30, 1995. While certain debt agreements contain covenants restricting the amount by which Ashland can increase its indebtedness, such indebtedness could have been increased by up to $1.07 billion at September 30, 1995.

Cash and cash equivalents at September 30, 1995, were $52 million, compared to $40 million for 1994. Cash flows from operations, a major source of Ashland's liquidity, amounted to $500 million in 1995 (including $130 million from Ashland Coal), $454 million in 1994 and $250 million in 1993. Most of the unusual items which reduced earnings in 1995 were non-cash charges and therefore did not adversely affect cash flow. Cash flows from operations provided 85% of Ashland's capital requirements for net property additions and dividends during the last three years. The remainder of its capital requirements during this period, plus funds for acquisitions, have come from borrowings, the issuance of stock, and sales of operations.

Property additions amounted to $1.25 billion during the last three years and are summarized in the Information by Industry Segment on page 59. Expenditures by Ashland Petroleum amounted to over 50% of the total for 1993, as the refineries were upgraded to produce cleaner-burning fuels and to meet tougher environmental regulations. Accordingly, capital expenditures by Ashland's related energy and chemical businesses were curtailed during that year to meet the capital needs of the refineries. With the completion of various refinery units in 1993, investments in the energy and chemical businesses were accelerated, accounting for nearly 60% of Ashland's capital expenditures in 1994 and nearly 70% in 1995.

Long-term borrowings provided funds of $748 million during the last three years, including the issuance of $439 million of medium-term notes and $250 million of 8.80% senior debentures. The proceeds from long-term borrowings, as well as $293 million from the issuance of convertible preferred stock in 1993, were used to retire $536 million of long-term debt (scheduled maturities as well as refundings to reduce interest costs) and to partially fund capital expenditures and acquisitions. Cash flows were supplemented as necessary by the issuance of short-term notes and commercial paper.

Acquisitions (including operations acquired through the issuance of $41 million of Ashland common stock) amounted to $432 million since 1992, including $156 million for certain operations of Aristech Chemical Corporation and various other chemical companies, $110 million for an additional 15% interest in Ashland Coal, $69 million for Zerex and Valvoline's European distributorships, $68 million for Appalachian natural gas producing properties, and $24 million for various construction companies. Proceeds from the sale of operations generated $176 million during the last three years, including divestitures of APAC's Arizona operations, 80 SuperAmerica stores, various assets acquired in the 1991 acquisition of The Permian Corporation, and Ashland Petroleum's TPT inland waterways barge operation.

Investment purchases, sales and maturities relate primarily to the turnover in the debt securities held by Ashland's captive insurance companies. The net cash outflow related to these transactions in the last three years principally reflects the increase in the investment portfolios of these companies.

Working capital at September 30, 1995, was $481 million and liquid assets (cash, cash equivalents and accounts receivable) amounted to 78% of current liabilities at that date. Ashland's working capital is significantly affected by its use of the LIFO method of inventory valuation, which valued such inventories at $400 million below their replacement costs at September 30, 1995.

CAPITAL RESOURCES

Ashland's capital employed at September 30, 1995, consisted of debt (53%), deferred income taxes (1%), minority interest (5%), convertible preferred stock (7%) and common stockholders' equity (34%). Debt as a percent of capital employed increased from 48% at the end of 1994, reflecting the high level of acquisitions during 1995, as well as the consolidation of Ashland Coal's year-end debt of $228 million. Long-term debt for 1995 included $68 million of floating-rate debt and the interest rates on an additional $405 million of fixed-rate debt were converted to floating rates through interest rate swap agreements. As a result, interest costs in 1996 will fluctuate based on short-term interest rates on $473 million of Ashland's consolidated long-term debt, as well as on any short-term notes and commercial paper.

During fiscal 1996, Ashland anticipates capital expenditures of approximately $535 million. Ashland Petroleum's capital expenditures are expected to amount to about $180 million, with the remaining capital directed to growth opportunities in Ashland's related energy and chemical businesses. Ashland anticipates meeting its 1996 capital requirements for property additions and dividends from internally generated funds. Debt as a percent of Ashland's capital employed is expected to decline to around 50% during 1996.

At September 30, 1995, Ashland could issue up to an additional $49 million in common stock under a shelf registration. During 1995, 1.4 million shares were issued under this registration, generating net proceeds to Ashland of $51 million.

ENVIRONMENTAL MATTERS

Federal, state and local laws and regulations relating to the protection of the environment have resulted in higher operating costs and capital investments by the industries in which Ashland operates. Because of the continuing trends toward greater environmental awareness and increasing regulations, Ashland believes that expenditures for environmental compliance will continue to have a significant effect on the conduct of its businesses. Although it cannot accurately predict how these developments will affect future operations and earnings, Ashland believes the nature and significance of its costs will be comparable to those of its competitors in the petroleum, chemical and extractive industries.

Capital expenditures for air, water and solid waste control facilities amounted to $44 million in 1995, $63 million in 1994 and $137 million in 1993. Based on current environmental regulations, Ashland anticipates such capital expenditures will amount to about $50 million in 1996. Ashland's environmental remediation and compliance costs amounted to $151 million in 1995, $140 million in 1994 and $148 million in 1993, and are expected to be in the range of $140 million in 1996. Such compliance costs do not include expenditures for additives, such as MTBE and ethanol, required to meet the reformulated gasoline and oxygenated fuel requirements.

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

OUTLOOK

Although refining margins are expected to remain volatile, key external factors look promising for the refining industry. The industry is currently operating at a high rate of capacity, with gasoline and distillate inventories down from last year's levels at this time. The economy is reasonably strong, inflation appears to be under control and economic growth continues at a modest pace. In addition, gasoline demand is up nearly 3% for the year and is expected to continue increasing over 1% annually for the rest of the decade, reflecting a leveling of fuel efficiency in the passenger car fleet, increasing sales of light-truck and sport-utility vehicles which average fewer miles per gallon than passenger cars, and an increasing number of vehicle miles traveled. And finally, the regulatory environment appears more relaxed with reforms remaining on the Congressional agenda which would require new regulations to include cost-benefit analyses.

During 1995, Ashland Petroleum was reorganized into four business units around its three refineries and Scurlock Permian. Results from its steps to improve profitability, including the reorganization to push decision-making closer to the marketplace, the elimination of 321 jobs, increased refining capacity resulting from prior investments and other efficiency measures are beginning to be realized. In addition, an aggressive program was begun in 1995 to revitalize marketing efforts under the Ashland brand name, focusing on jobber distribution. This program should result in a larger percentage of Ashland Petroleum's gasoline being sold under company brands and reduce its dependence on wholesale markets.

Since Ashland Petroleum's regulatory compliance expenditures have peaked for now, Ashland's discretionary cash flow position has improved, allowing it to accelerate its investment in related energy and chemical businesses. SuperAmerica has renewed its expansion efforts, expecting to build about 270 new stores over the next five years and expand its partnership program with fast-food chains. The new stores should increase SuperAmerica's share in strategic markets where it is already a leader, enabling it to distribute a growing percentage of Ashland Petroleum's gasoline production.

Ashland Chemical and APAC will continue to pursue growth through selective acquisitions. Ashland Chemical will continue to emphasize integrated marketing efforts targeting its North American customers and a growing

Ashland Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

international sales base. Ashland Chemical is expecting another good year in 1996, despite methanol margins declining considerably from the exceptionally high levels experienced during the first half of 1995. Increased infrastructure spending and an expanding economy should continue to benefit APAC's efforts to build market position in existing markets and reduce costs. APAC's construction backlog is a record $672 million at September 30, 1995, reflecting increases in both the public and private sectors, and is expected to contain margins comparable to those included in last year's backlog.

After several years of aggressive growth, Valvoline is shifting its focus to reassessing its growth initiatives, reducing costs and rebuilding return on investment. Valvoline moved aggressively in the September quarter to reduce raw material and packaging costs and limit discretionary spending. Ashland Exploration's earnings will continue to be depressed until natural gas prices recover and its Nigerian reserves are replaced. In an effort to optimize cash flow, Ashland Exploration's natural gas drilling program was reduced during 1995. Exploratory work continues on two Nigerian blocks acquired in 1992 with drilling of two wells planned in 1996. During 1996, Ashland Exploration expects to resolve its claims against the Columbia Gas companies, with most of the settlement proceeds recognized as income.

Ashland Coal's results in 1996 will be adversely affected by the expiration of several high priced, high volume sales contracts and by price reopeners under other contracts. Numerous steps have been taken at its mines to control the effects of these price changes and increase profitability. While such steps will have favorable effects on earnings in 1996 and 1997, unfavorable market conditions are hindering Ashland Coal's efforts. As a result, earnings from Ashland Coal in 1996 will likely be down significantly from 1995. However, improved results are expected from Arch Mineral, which undertook a restructuring of operations in 1995 (including a staff reduction of about 120 positions), sold a group of small, non-strategic mines and idled an Illinois mine due to reduced demand for its high-sulfur coal. Arch will continue to have difficulty marketing its high-sulfur Illinois coal, but is working to increase its low-sulfur coal production and improve its market position.

EFFECTS OF INFLATION AND CHANGING PRICES

Ashland's financial statements are prepared on the historical cost method of accounting and, as a result, do not reflect changes in the dollar's purchasing power. Although annual inflation rates have been low in recent years, Ashland's results are still affected by the cumulative inflationary trend from prior years.

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

QUARTERLY FINANCIAL INFORMATION

The following table presents quarterly financial information and per share data relative to Ashland's common stock.

Quarters ended                                December 31          March 31          June 30             September 30
---------------------------------------------------------   ---------------   --------------       ------------------
(In millions except per share data)         1994     1993     1995     1994     1995    1994         1995        1994
===========================================================================================================================

Sales and operating revenues              $2,924   $2,572   $2,735   $2,207   $3,256  $2,703       $3,252      $2,853
Operating income (loss)                       91      120        4       68      109      72           (7)(1)     107(2)
Net income (loss)                             35       58      (29)      33       48      44          (30)(1)      61(2)
Primary earnings (loss) per share            .50      .90     (.55)     .47      .69     .65         (.55)        .93
Common dividends per share                  .275      .25     .275      .25     .275     .25         .275         .25
Market price per common share
    High                                  39-7/8   35-5/8   35-5/8   44-1/2   38-3/8  42-3/4       35-3/8      37-7/8
    Low                                   31-1/4       31   31-5/8       34   33-1/2  33-1/2           32      33-1/4
===========================================================================================================================

(1)  Charges  for  asset  impairment  write-downs  under  FAS 121 and early retirement and restructuring programs reduced operating income by $120 million and net income by $79 million in the quarter ended September 30, 1995.
(2)  A net gain related to litigation matters increased  operating income by $11 million and net income by $7 million in the quarter ended September 30, 1994.


Ashland Inc. and Subsidiaires
STATEMENTS OF CONSOLIDATED INCOME

Years Ended September 30
(In millions except per share data)                                          1995                 1994                1993
===========================================================================================================================
REVENUES
Sales and operating revenues (including excise taxes)                     $12,167              $10,334             $10,199
Other                                                                          72                   48                  57
---------------------------------------------------------------------------------------------------------------------------
                                                                           12,239               10,382              10,256
COSTS AND EXPENSES
Cost of sales and operating expenses                                        9,286                7,742               7,951
Excise taxes on products and merchandise                                      988                  877                 645
Selling, general and administrative expenses                                1,205                1,021                 993
Depreciation, depletion and amortization                                      471                  295                 293
General corporate expenses                                                     91                   80                  77
---------------------------------------------------------------------------------------------------------------------------
                                                                           12,041               10,015               9,959
---------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                              198                  367                 297

OTHER INCOME (EXPENSE)
Interest expense (net of interest income) - Notes A and F                    (171)                (117)               (123)
Equity income - Note D                                                          7                   22                  26
---------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                               34                  272                 200
Income taxes - Note H                                                          13                  (75)                (58)
Minority interest in earnings of subsidiaries                                 (23)                   -                   -
---------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                     24                  197                 142
Dividends on convertible preferred stock                                      (19)                 (19)                 (6)
Other deductions - net                                                          -                    -                  (2)
---------------------------------------------------------------------------------------------------------------------------
INCOME AVAILABLE TO COMMON SHARES                                          $    5             $    178            $    134
===========================================================================================================================
EARNINGS PER SHARE - NOTE A
Primary                                                                    $  .08             $   2.94            $   2.26
Assuming full dilution                                                     $  .08             $   2.79            $   2.20
AVERAGE COMMON SHARES AND EQUIVALENTS OUTSTANDING
Primary                                                                        62                   61                  59
Assuming full dilution                                                         63                   72                  66
===========================================================================================================================

See Notes to Consolidated Financial Statements.

Ashland Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

September 30
(In millions)                                                                                   1995                 1994
===========================================================================================================================
ASSETS

CURRENT ASSETS
Cash and cash equivalents - Note A                                                          $     52             $     40
Accounts receivable (less allowances for doubtful accounts of
    $25 million in 1995 and $23 million in 1994)                                               1,575                1,323
Construction completed and in progress - at contract prices                                       42                   55
Inventories - Note A                                                                             726                  601
Deferred income taxes - Note H                                                                    90                   71
Other current assets                                                                              90                   81
---------------------------------------------------------------------------------------------------------------------------
                                                                                               2,575                2,171


INVESTMENTS AND OTHER ASSETS
Investments in and advances to unconsolidated affiliates - Note D                                145                  291
Investments of captive insurance companies - Note A                                              192                  181
Cost in excess of net assets of companies acquired (less accumulated
   amortization of $35 million in 1995 and $32 million in 1994)                                  107                   80
Other noncurrent assets                                                                          403                  276
---------------------------------------------------------------------------------------------------------------------------
                                                                                                 847                  828


PROPERTY, PLANT AND EQUIPMENT
Cost
   Petroleum                                                                                   2,860                2,911
   SuperAmerica                                                                                  488                  459
   Valvoline                                                                                     294                  273
   Chemical                                                                                      737                  633
   APAC                                                                                          566                  528
   Coal                                                                                          972                    -
   Exploration (successful efforts method)                                                     1,011                  943
   Corporate                                                                                     150                  151
--------------------------------------------------------------------------------------------------------------------------
                                                                                               7,078                5,898
Accumulated depreciation, depletion and amortization                                          (3,508)              (3,082)
--------------------------------------------------------------------------------------------------------------------------
                                                                                               3,570                2,816
--------------------------------------------------------------------------------------------------------------------------
                                                                                              $6,992               $5,815
==========================================================================================================================



See Notes to Consolidated Financial Statements.


(In millions)                                                                                1995                1994
===========================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Debt due within one year
   Notes payable to banks                                                                 $   185            $     57
   Commercial paper                                                                            15                  15
   Current portion of long-term debt                                                           72                  61
Trade and other payables                                                                    1,778               1,520
Income taxes                                                                                   44                  35
---------------------------------------------------------------------------------------------------------------------------
                                                                                            2,094               1,688

NONCURRENT LIABILITIES
Long-term debt (less current portion) - Notes E and F                                       1,828               1,391
Employee benefit obligations - Note K                                                         613                 531
Reserves of captive insurance companies                                                       169                 173
Deferred income taxes - Note H                                                                 49                  30
Other long-term liabilities and deferred credits                                              405                 407
Commitments and contingencies - Notes F, G and L
---------------------------------------------------------------------------------------------------------------------------
                                                                                            3,064               2,532

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES                                                179                   -

STOCKHOLDERS'  EQUITY - Notes E, I and J
Preferred  stock, no par value, 30 million shares authorized
   Convertible preferred stock, 6 million shares issued, $300 million liquidation value       293                 293

Common stockholders' equity
   Common stock, par value $1.00 per share
      Authorized - 150 million shares
      Issued - 64 million shares in 1995 and 61 million shares in 1994                         64                  61
   Paid-in capital                                                                            256                 159
   Retained earnings                                                                        1,063               1,126
   Loan to leveraged employee stock ownership plan (LESOP)                                    (11)                (33)
   Other                                                                                      (10)                (11)
---------------------------------------------------------------------------------------------------------------------------
Total common stockholders' equity                                                           1,362               1,302
---------------------------------------------------------------------------------------------------------------------------
                                                                                            1,655               1,595
---------------------------------------------------------------------------------------------------------------------------
                                                                                           $6,992              $5,815
===========================================================================================================================

Ashland Inc. and Subsidiaries
STATEMENTS OF CONSOLIDATED COMMON STOCKHOLDERS' EQUITY



                                                                                              Prepaid
                                     Common      Paid-in      Retained        Loan to    contribution
(In millions)                         stock      capital      earnings          LESOP        to LESOP    Other       Total
===========================================================================================================================
BALANCE AT OCTOBER 1, 1992              $60         $146       $   931          $(34)            $(24)   $   7      $1,086
Net income                                                         142                                                 142
Dividends
    Preferred stock                                                 (6)                                                 (6)
    Common stock, $1.00 a share                                    (59)                            (1)                 (60)
Decrease in equity due to
    change in Ashland Coal
    capital structure                                 (6)                                                               (6)
Issued common stock under
    stock incentive plans                              2                                                                 2
Allocation of LESOP shares
    to participants                                                                                19                   19
Other changes                                          1                           1                        (17)       (15)
---------------------------------------------------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1993            60          143         1,008           (33)              (6)      (10)     1,162
Net income                                                         197                                                 197
Dividends
    Preferred stock                                                (19)                                                (19)
    Common stock, $1.00 a share                                    (60)                                                (60)
Issued common stock under
    stock incentive plans                 1           16                                                                17
Allocation of LESOP shares
    to participants                                                                                6                     6
Other changes                                                                                                (1)        (1)
---------------------------------------------------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1994            61          159         1,126           (33)              -        (11)     1,302
Net income                                                          24                                                  24
Dividends
    Preferred stock                                                (19)                                                (19)
    Common stock, $1.10 a share                                    (68)                                                (68)
Issued common stock under
    Share offering program                2           49                                                                51
    Acquisition of operations
         of other companies               1           40                                                                41
    Stock incentive plans                              7                                                                 7
LESOP loan repayments                                                             22                                    22
Other changes                                          1                                                      1          2
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995           $64         $256        $1,063          $(11)          $   -       $(10)    $1,362
===========================================================================================================================


See Notes to Consolidated Financial Statements.

Ashland Inc. and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS

Years Ended September 30

(In millions)                                                               1995                 1994                1993
===========================================================================================================================
CASH FLOWS FROM OPERATIONS
Net income                                                                $   24                $ 197               $ 142
Expense (income) not affecting cash
   Depreciation, depletion and amortization(1)                               487                  308                 305
   Deferred income taxes                                                     (73)                   2                  14
   Other noncash items                                                        33                   22                 (27)
Change in operating assets and liabilities(2)                                 29                  (75)               (184)
---------------------------------------------------------------------------------------------------------------------------
                                                                             500                  454                 250
CASH FLOWS FROM FINANCING
Proceeds from issuance of long-term debt                                     330                   77                 341
Proceeds from issuance of capital stock                                       55(3)                17                 295
Loan repayment from leveraged employee stock ownership plan                   22                    -                   -
Repayment of long-term debt                                                  (60)                (109)               (367)
Increase (decrease) in short-term debt                                        38                   (5)               (159)
Dividends paid                                                               (92)                 (79)                (66)
---------------------------------------------------------------------------------------------------------------------------
                                                                             293                  (99)                 44
CASH FLOWS FROM INVESTMENT
Additions to property, plant and equipment                                  (444)                (376)               (432)
Purchase of operations - net of cash acquired                               (327)(3)              (62)                 (2)
Proceeds from sale of operations                                              10                   59                 107
Investment purchases(4)                                                     (725)                (335)               (451)
Investment sales and maturities(4)                                           704                  335                 440
Other - net                                                                    1                   23                  32
---------------------------------------------------------------------------------------------------------------------------
                                                                            (781)                (356)               (306)
---------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              12                   (1)                (12)
Cash and cash equivalents - beginning of year                                 40                   41                  53
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                                  $    52               $   40               $  41
===========================================================================================================================

DECREASE (INCREASE) IN OPERATING ASSETS(2)
Accounts receivable                                                      $  (112)              $ (153)              $  26
Construction completed and in progress                                        13                   (3)                (13)
Inventories                                                                  (63)                 (45)                 67
Deferred income taxes                                                         (7)                   -                  15
Other current assets                                                          12                   (7)                 (8)
Investments and other assets                                                  31                   15                   2
INCREASE (DECREASE) IN OPERATING LIABILITIES(2)
Trade and other payables                                                     169                   95                (245)
Income taxes                                                                   4                  (10)                (20)
Noncurrent liabilities                                                       (18)                  33                  (8)
---------------------------------------------------------------------------------------------------------------------------
CHANGE IN OPERATING ASSETS AND LIABILITIES                                $   29               $  (75)             $ (184)
===========================================================================================================================

(1) Includes amounts charged to general corporate expenses.
(2) Excludes changes resulting from operations acquired or sold.
(3) Excludes $41 million of common stock issued in acquisitions.
(4) Represents primarily investment transactions of captive insurance companies.


See Notes to Consolidated Financial Statements.

Ashland Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES
GENERAL

The consolidated financial statements include the accounts of Ashland and its majority-owned subsidiaries. Investments in joint ventures and 20% to 50% owned affiliates are accounted for on the equity method. Since Ashland Coal, Inc. was consolidated in 1995 and accounted for on the equity method in 1994 and 1993 (see Note B), the comparability of various amounts included in Ashland's consolidated financial statements and the accompanying notes are affected.

The preparation of Ashland's consolidated financial statements in conformity with generally accepted accounting principles requires Ashland's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES
(In millions)                                                   1995                  1994
===========================================================================================================================

Crude oil                                                       $285                  $243
Petroleum products                                               284                   286
Chemicals and other products                                     491                   421
Materials and supplies                                            66                    46
Excess of replacement costs over LIFO carrying values           (400)                 (395)
---------------------------------------------------------------------------------------------------------------------------
                                                                $726                  $601
===========================================================================================================================

Crude oil, petroleum products and chemicals with a replacement cost of approximately $741 million at September 30, 1995, and $705 million at September 30, 1994, are valued using the last-in, first-out (LIFO) method. The remaining inventories are stated generally at the lower of cost (using the first-in, first-out (FIFO) or average cost method) or market.

PROPERTY, PLANT AND EQUIPMENT

The cost of plant and equipment (other than capitalized lease acquisition, exploration and development costs) is depreciated by the straight-line method over the estimated useful lives of the assets. Oil and gas lease acquisition, exploration and development costs are accounted for using the successful efforts method. Coal lease acquisition and development costs which are recoverable are capitalized. Coal exploration costs are expensed as incurred. Capitalized costs are depleted by the units-of-production method over the estimated recoverable reserves.

Estimated costs of major refinery turnarounds are accrued, while other maintenance and repair costs are expensed as incurred. Maintenance and repair expense amounted to $355 million in 1995, $279 million in 1994 and $248 million in 1993.

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

Ashland uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Periodic settlements under the swap agreements are recognized as adjustments of interest expense for the related periods.

ACCOUNTING CHANGES

Effective September 30, 1995, Ashland adopted Financial Accounting Standards Board Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result, Ashland recorded charges of $83 million (included in depreciation, depletion and amortization) to write down certain assets to their fair value. These assets included an idle unit at Ashland Petroleum's
Catlettsburg,   Kentucky  refinery,  certain  unused  crude  oil  gathering pipelines of Scurlock Permian, various petroleum product marketing properties to be sold or shutdown, and various other assets. Fair value was based upon appraisals or estimates of discounted future cash flows, as appropriate. Operating income was reduced for each of the affected segments as follows: Petroleum ($68 million), Valvoline ($3 million), Chemical ($4 million), Exploration ($4 million) and general corporate expenses ($4 million). In addition, Arch Mineral adopted FAS 121 and recorded a charge to write down certain idle facilities, decreasing Ashland's equity income by $3 million. The adoption of FAS 121 reduced Ashland's net income by $54 million or $.86 per share.

OTHER

Cash equivalents include highly liquid investments maturing within three months after purchase. Investments of captive insurance companies are primarily foreign corporate and government debt obligations and are carried at market value plus accrued interest, with foreign currency exposures hedged through forward contracts.

Income related to construction contracts is generally recognized by the units-of-production method, which is a variation of the percentage-of-completion method. Any anticipated losses on such contracts are charged against operations as soon as such losses are estimable.

Costs in excess of net assets of companies acquired are amortized by the straight-line method over periods generally ranging from 10 to 40 years, with an average remaining life of 15 years.

Research and development costs are expensed as incurred ($24 million in 1995, $23 million in 1994 and $21 million in 1993).

Interest is capitalized on projects where construction of an asset takes considerable time and entails substantial expenditures. Capitalized interest amounted to $9 million in 1993 and was not significant in 1995 and 1994.

Certain prior year amounts have been reclassified in the consolidated financial statements to conform with 1995 classifications.

NOTE B - ACQUISITIONS AND DIVESTITURES
ACQUISITIONS

In February 1995, Ashland purchased from Saarbergwerke AG all of Ashland Coal's Class B Preferred Stock for $110 million. The purchase increased Ashland's ownership of Ashland Coal from 39 percent to 54 percent. As a result of this transaction, Ashland Coal has been consolidated into Ashland's financial statements retroactive to October 1, 1994. Ashland's investment in Ashland Coal previously had been accounted for on the equity method.

Also during 1995, Ashland acquired the unsaturated polyester resins, polyester distribution and maleic anhydride businesses of Aristech Chemical Corporation, the Zerex(R) antifreeze product line, the northern West Virginia assets of two natural gas producers, and various other chemical and construction businesses. These acquisitions and several smaller acquisitions completed in various segments during the last three years were generally accounted for as purchases and did not have a significant effect on Ashland's consolidated financial statements.

DIVESTITURES

In 1994, Ashland sold APAC's Arizona operations. In 1993, Ashland sold various operations, including its TPT inland waterways barge operation, the Thunderbird crude oil common carrier pipeline system in Montana and Wyoming, and 80 SuperAmerica stores in Florida and other non-strategic areas outside markets served by Ashland Petroleum's refineries. In addition, several other smaller operations engaged in petroleum, chemical and construction activities were sold. Except for a pretax gain of $15 million on the sale of TPT in 1993, the divestitures discussed above and several smaller divestitures completed in various segments during the last three years did not have a significant effect on Ashland's consolidated financial statements.

NOTE C - INFORMATION BY INDUSTRY SEGMENT

Ashland's operations are conducted primarily in the United States and are managed along industry segments, which include Petroleum, SuperAmerica, Valvoline, Chemical, APAC, Coal and Exploration. Information by industry segment is shown on pages 58 and 59.

Petroleum operations are conducted by Ashland Petroleum, one of the nation's largest independent petroleum refiners. In addition to supplying petroleum products to SuperAmerica, Valvoline, Ashland Chemical and APAC, Ashland Petroleum is a leading supplier of petroleum products to the transportation and commercial fleet industries, other industrial customers and independent marketers (including dealers operating under the Ashland(R) brand name). Principal products include gasoline, distillates and kerosene, asphalt, jet and turbine fuel, lubricants, and heavy fuel oils. Ashland Petroleum also gathers and transports crude oil and petroleum products in connection with its refining and wholesale marketing operations and markets crude oil through Scurlock Permian.

SuperAmerica includes Ashland's retail gasoline and merchandise marketing operations, including the SuperAmerica(R) chain of high-volume retail stores. Gasoline and merchandise are also sold from outlets operated by SuperAmerica under the Rich(R) brand name. Operations are conducted primarily in the Ohio Valley and Upper Midwest.

Valvoline is a marketer of automotive and industrial oils, automotive chemicals, antifreeze, filters, rust preventives and coolants with sales in more than 140 countries. In addition, Valvoline is engaged in the "fast oil change" business through outlets operating under the Valvoline Instant Oil Change(R) and Valvoline Rapid Oil Change(R) names, and provides environmental services for the collection of used oil, antifreeze and filters.

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

APAC performs contract construction work including highway paving and repair, excavation and grading, and bridge and sewer construction. APAC also produces asphaltic and ready-mix concrete, crushed stone and other aggregate, concrete block and certain specialized construction materials in thirteen southern states.

Coal operations are conducted by 54% owned, publicly traded Ashland Coal, Inc., which produces low-sulfur bituminous coal in central Appalachia for sale to domestic and foreign electric utility and industrial markets. Ashland also holds a 50% equity interest in Arch Mineral Corporation (see Note D). Arch Mineral produces metallurgical and steam coal from surface and deep mines in Illinois, Kentucky, West Virginia and Wyoming for sale to utility and steel companies. Both Ashland Coal and Arch Mineral market coal mined by independent producers.

Exploration operations are conducted by Ashland Exploration, which is engaged in crude oil and natural gas production in the eastern and Gulf Coast areas of the United States and crude oil production in Nigeria.

Certain information with respect to foreign operations follows.

                                                     Total assets                     Income before income taxes
                                              -------------------            ----------------------------------------------
(In millions)                                 1995           1994             1995           1994           1993
===========================================================================================================================

Foreign operations
     Petroleum                                $ 30          $  -               $ 4            $ 1            $ 2
     Valvoline                                 124           106                 3             10              6
     Chemical                                  302           220                42             28             27
     Exploration                                36            46                 9             22             14
---------------------------------------------------------------------------------------------------------------------------
                                              $492          $372               $58            $61            $49
===========================================================================================================================

NOTE D - UNCONSOLIDATED AFFILIATES

Affiliated companies accounted for on the equity method include: Arch Mineral Corporation (a 50% owned coal company); LOOP INC. and LOCAP INC. (18.6% and 21.4% owned corporate joint ventures operating a deepwater offshore port and related pipeline facilities in the Gulf of Mexico); and various other companies. Prior to 1995, Ashland Coal, Inc. was less than 50% owned and accounted for on the equity method (see Note B). Summarized financial information reported by these affiliates and a summary of the amounts recorded in Ashland's consolidated financial statements follow.


                                    Ashland           Arch Mineral         LOOP INC. and
(In millions)                    Coal, Inc.            Corporation            LOCAP INC.           Other          Total
===========================================================================================================================

SEPTEMBER 30, 1995
Financial position
   Current assets                                            $ 148                $   27           $ 238
   Current liabilities                                        (134)                  (91)           (130)
                                                         ------------------------------------------------------------------
   Working capital                                              14                   (64)            108
   Noncurrent assets                                           790                   633             202
   Noncurrent liabilities                                     (693)                 (506)           (101)
                                                         ------------------------------------------------------------------
   Stockholders' equity                                      $ 111                $   63           $ 209
                                                         ==================================================================
Results of operations
   Sales and operating revenues                              $ 714                 $ 119           $ 775
   Gross profit                                                 50                    36             193
   Net income (loss)                                            (8)(1)                 4              29
Amounts recorded by Ashland
   Investments and advances                                     63                    12              70          $ 145
   Equity income (loss)                                         (4)                    1              10              7
   Dividends received                                            3                     1               8             12
===========================================================================================================================

SEPTEMBER 30, 1994
Financial position
   Current assets                     $ 119                  $ 173                $   36           $ 204
   Current liabilities                 (110)                  (132)                  (86)           (123)
                                   ----------------------------------------------------------------------------------------
   Working capital                        9                     41                   (50)             81
   Noncurrent assets                    721                    797                   638             203
   Noncurrent liabilities              (373)                  (713)                 (525)            (96)
                                   ----------------------------------------------------------------------------------------
   Stockholders' equity               $ 357                  $ 125                $   63           $ 188
                                   ========================================================================================
Results of operations
   Sales and operating revenues       $ 561                  $ 641                $  149           $ 701
   Gross profit                          71                     60                    54             172
   Net income                            17                     14                    15              14
Amounts recorded by Ashland
   Investments and advances             138                     70                    12              71          $ 291
   Equity income                          6                      7                     3               6             22
   Dividends received                     3                      -                     -               5              8
===========================================================================================================================

SEPTEMBER 30, 1993
Results of operations
   Sales and operating revenues       $ 550                  $ 485                 $ 143           $ 654
   Gross profit (loss)                   58                    (13)                   49             154
   Net income (loss)                     41(2)                 (20)                    9              17
Amounts recorded by Ashland
   Equity income (loss)                  27                    (10)                    2               7         $   26
   Dividends received                     3                      4                     1               6             14
===========================================================================================================================

(1)  Includes  a charge of $12  million  resulting  from  asset  impairment write-downs under FAS 121 and provisions for early retirement and restructuring programs.
(2)  Includes  a net  gain  of  $44  million  resulting  from  a  favorable adjustment to income tax expense due to tax law changes,  partially  offset by a  charge to increase the valuation allowance for certain prepaid royalties. Also includes a net charge of $19 million for the cumulative effect of the adoption of FAS 106 and FAS 109, which was recorded by Ashland in 1992.

Ashland's retained earnings include $92 million of undistributed earnings from unconsolidated affiliates accounted for on the equity method.

NOTE E - LONG-TERM DEBT
(In millions)                                                                       1995                   1994
===========================================================================================================================
Senior debt of Ashland
   Medium-term notes, due 1996-2025, interest at an average rate
      of 8.5% at September 30, 1995 (5.8% to 10.4%)                              $   895                $   661
   8.80% debentures, due 2012                                                        250                    250
   11.125% sinking fund debentures, due 2017                                         200                    200
   Pollution control and industrial revenue bonds, due
      1996 to 2022, interest at an average rate of 6.6%
      at September 30, 1995 (4.2% to 8.1%)                                           217                    162
   Note payable to bank for financing of leveraged employee
      stock ownership plan, due 1996, interest at a combination
      of an adjusted certificate of deposit rate and 76% of
      the prime rate (5.7% at September 30, 1995)                                     11                     33
   Other                                                                              23                     22
---------------------------------------------------------------------------------------------------------------------------
                                                                                   1,596                  1,328
6.75% convertible subordinated debentures, due 2014,
   convertible into common stock at $51.34 per share                                 124                    124
Debt of Ashland Coal, Inc. not guaranteed by Ashland
   9.78% senior notes, due 1997-2000                                                 101                      -
   9.66% senior notes, due 2001-2006                                                  54                      -
   8.92% senior notes, due 1996                                                       22                      -
   Other                                                                               3                      -
---------------------------------------------------------------------------------------------------------------------------
                                                                                   1,900                  1,452
Current portion of long-term debt                                                    (72)                   (61)
---------------------------------------------------------------------------------------------------------------------------
                                                                                  $1,828                 $1,391
===========================================================================================================================

Aggregate maturities of long-term debt are $72 million in 1996, $104 million in 1997, $74 million in 1998, $73 million in 1999 and $66 million in 2000. Excluded from such maturities are $38 million of floating rate pollution control and industrial revenue bonds, due between 2003 and 2009. These bonds are subject to early redemptions at the bondholders' option, but generally not before 1997.

Ashland has various revolving credit agreements totaling $370 million under which no borrowings were outstanding at September 30, 1995. The agreement providing for $320 million in borrowings expires on February 9, 2000, while the agreements providing for $50 million in borrowings expire on February 23, 1996. In addition, Ashland Coal has revolving credit agreements which expire on November 15, 1999, providing for up to $500 million in borrowings, of which $40 million was in use at September 30, 1995.

Certain debt agreements contain covenants restricting dividends, share repurchases and other distributions with respect to Ashland's capital stock, as well as covenants limiting new borrowings. At September 30, 1995, distributions with respect to Ashland's capital stock were restricted to $634 million and additional debt was limited to $1.07 billion.

Interest payments on all indebtedness amounted to $163 million in 1995, $119 million in 1994 and $131 million in 1993. The weighted average interest rate on short-term borrowings outstanding was 6.0% at September 30, 1995, and 5.1% at September 30, 1994.

NOTE F - FINANCIAL INSTRUMENTS

Ashland uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. At September 30, 1995, Ashland had unleveraged swap agreements with a notional principal amount of $405 million which were used to convert fixed rates on certain debt, including the 8.80% debentures and various medium-term notes, to variable rates. The variable rates are generally adjusted quarterly or semiannually based on London Interbank Offered Rates (LIBOR), but may be fixed for longer terms using forward rate agreements. At September 30, 1995, Ashland was receiving a weighted-average fixed interest rate of 5.4% and paying a weighted-average variable interest rate of 6.0%, calculated on the notional amount. Notional amounts do not quantify risk or represent assets or liabilities of Ashland, but are used in the determination of cash settlements under the agreements. The terms remaining on Ashland's swaps range from 13 to 60 months, with a weighted-average remaining life of 33 months.

Interest expense was reduced by an insignificant amount in 1995, $9 million in 1994 and $8 million in 1993 resulting from settlements under these agreements. Ashland is exposed to credit losses from counterparty nonperformance, but does not anticipate any losses from its agreements, all of which are with major financial institutions. The estimated fair value of Ashland's swaps amounted to a net liability of $5 million at September 30, 1995, compared to a net liability of $15 million at September 30, 1994. This decline in the liability was more than offset by the increase in the fair value of the related fixed-rate indebtedness. Under its current swap agreements, Ashland's annual interest expense in 1996 will change by about $4 million for each 1% change in LIBOR.

The carrying amounts and fair values of Ashland's significant financial instruments at September 30, 1995 and 1994 are shown below. The fair values of cash and cash equivalents, notes payable to banks and commercial paper approximate their carrying amounts. The fair values of investments of captive insurance companies are based on quoted market prices plus accrued interest. The fair values of long-term debt are based on quoted market prices or, if market prices are not available, the present values of the underlying cash flows discounted at Ashland's incremental borrowing rates. The fair values of interest rate swaps are based on quoted market prices, which reflect the present values of the difference between estimated future variable-rate payments and future fixed-rate receipts.

                                                                                      1995                          1994
                                                                  ------------------------             --------------------
                                                                  Carrying            Fair             Carrying     Fair
(In millions)                                                       amount           value               amount    value
===========================================================================================================================

Assets
   Cash and cash equivalents                                      $     52        $     52            $     40    $   40
   Investments of captive insurance companies                          192             192                 181       181
Liabilities
   Notes payable to banks and commercial paper                         200             200                  72        72
   Long-term debt (including current portion)                        1,900           2,090               1,452     1,517
   Interest rate swaps                                                   -               5                   -        15
===========================================================================================================================


NOTE G - LEASES AND OTHER COMMITMENTS
LEASES

Ashland and its subsidiaries are lessees in noncancelable leasing agreements for office buildings, warehouses, pipelines, transportation and marine equipment, storage facilities, retail outlets, manufacturing facilities and other equipment and properties which expire at various dates. Capitalized lease obligations are not significant and are included in long-term debt. Future minimum rental payments at September 30, 1995, and rental expense under operating leases follow.

(In millions)
---------------------------------------------------------------------------------------------------------------------------
Future minimum rental payments                        Rental expense               1995        1994        1993
================================================      =====================================================================
1996                                       $  82
1997                                          76      Minimum rentals
1998                                          66       (including rentals under
1999                                          49       short-term leases)          $142        $113        $111
2000                                          46      Contingent rentals             10          12          11
Later years                                  222      Sublease rental income        (18)        (12)        (17)
------------------------------------------------      ---------------------------------------------------------------------
                                            $541                                   $134        $113        $105
===========================================================================================================================

In addition, Ashland Coal has entered into various noncancelable royalty lease agreements under which future minimum payments are approximately $23 million annually through 2000 and $212 million in the aggregate thereafter.

OTHER COMMITMENTS

Under agreements with LOOP and LOCAP (see Note D), Ashland is obligated, based upon its equity ownership, to provide a portion of the total debt service and defined operating and administrative costs of these joint ventures. This annual obligation is reduced by transportation charges paid by Ashland and by a pro rata portion of transportation charges paid by third parties who are not equity participants. If, after each obligor's requirements have been satisfied, the joint ventures are unable to meet cash requirements, Ashland is obligated to advance its pro rata share of the deficiency. All funds provided to these joint ventures are used as advances against future transportation charges. At September 30, 1995, all advances made to LOOP and LOCAP by Ashland had been applied against transportation charges. Transportation charges incurred amounted to $21 million in 1995, $24 million in 1994 and $21 million in 1993. At September 30, 1995, Ashland's contingent liability for its share of the indebtedness of LOOP and LOCAP secured by throughput and deficiency agreements amounted to approximately $94 million.

Ashland Coal owns 17.5% of a joint venture operating a coal loading and storage facility at Newport News, Virginia. Venture partners are required to pay their share of the venture's costs in relation to their ownership (for fixed operating costs and debt service) or facility usage (for variable operating costs). Ashland Coal's share of such payments amounted to $3 million annually in 1995, 1994 and 1993. Future payments for fixed operating costs and debt service are estimated to approximate $3 million annually through 2015 and $26 million in 2016. Additionally, Ashland is contingently liable for a guarantee relating to the office building currently occupied by Ashland Coal. At September 30, 1995, such obligation has a present value of approximately $7 million.

Ashland is contingently liable for up to $16 million of borrowings under a revolving credit agreement of AECOM Technology Corporation, an unconsolidated affiliate. Ashland's guaranteed portion of outstanding borrowings under this agreement amounted to $8 million at September 30, 1995.

NOTE H - INCOME TAXES

A summary of the provision for income taxes follows. The 1993 provision was not significantly affected by tax legislation that, among other things, increased the federal income tax rate 1%, effective January 1, 1993.

(In millions)                                                           1995             1994              1993
===========================================================================================================================

Current(1)
   Federal                                                              $ 38            $  56             $  24
   State                                                                  11                8                13
   Foreign                                                                11                9                 7
---------------------------------------------------------------------------------------------------------------------------
                                                                          60               73                44

Deferred                                                                 (73)               2                14
---------------------------------------------------------------------------------------------------------------------------
                                                                        $(13)           $  75             $  58
===========================================================================================================================

(1) Income tax  payments  amounted to $54  million in 1995,  $71 million in 1994 and $42 million in 1993.

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which give rise to significant deferred tax assets (liabilities) follow.


(In millions)                                                                            1995              1994
===========================================================================================================================

Employee benefit obligations                                                             $250              $205
Environmental, insurance and litigation reserves                                          126               116
Alternative minimum tax credit carryforwards                                               75                23
Uncollectible accounts receivable                                                          18                17
Compensated absences                                                                       15                10
Other items                                                                                47                65
---------------------------------------------------------------------------------------------------------------------------

Total deferred tax assets                                                                 531               436
---------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment                                                            (445)             (372)
Undistributed equity income                                                               (17)              (16)
Prepaid royalties                                                                         (17)                -
Coal supply agreements                                                                    (11)                -
Other items                                                                                 -                (7)
---------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                           (490)             (395)
---------------------------------------------------------------------------------------------------------------------------

Net deferred tax asset                                                                  $  41             $  41
===========================================================================================================================

The U.S. and foreign components of income before income taxes and a reconciliation of the normal statutory federal income tax with the provision for income taxes follow.

(In millions)                                                           1995              1994             1993
===========================================================================================================================

Income before income taxes and minority interest
   United States                                                       $(24)             $211             $151
   Foreign                                                               58                61               49
---------------------------------------------------------------------------------------------------------------------------
                                                                       $ 34              $272             $200
===========================================================================================================================

Income taxes computed at U.S. statutory rates                          $ 12             $  95            $  70
Increase (decrease) in amount computed resulting from
   Equity income                                                         (2)               (7)              (6)
   State income taxes                                                     5                 6                9
   Net impact of foreign results                                         (5)               (7)              (7)
   Non-conventional fuel credit                                         (10)              (10)              (9)
   Percentage depletion allowance                                       (12)                -                -
   Other items                                                           (1)               (2)               1
---------------------------------------------------------------------------------------------------------------------------
Income taxes                                                           $(13)            $  75            $  58
===========================================================================================================================

The Internal Revenue Service (IRS) has examined Ashland's consolidated U.S. income tax returns through 1991. As a result of its examinations, the IRS has proposed adjustments, certain of which are being contested by Ashland. Ashland believes it has adequately provided for any income taxes and related interest which may ultimately be paid on contested issues.

NOTE I - CAPITAL STOCK

In May 1993, Ashland sold six million shares of cumulative convertible preferred stock priced at $50 per share. Net proceeds, after fees and expenses, totaled $293 million and were used to reduce debt. The shares have no voting rights and are entitled to cumulative annual dividends of $3.125 per share. They have liquidation preferences equal to $50 per share plus accrued and unpaid dividends, and are convertible at any time at the option of the holders into 1.546 shares of Ashland common stock. The preferred shares are redeemable at the option of Ashland at $51.88 per share beginning March 25, 1997, and declining gradually to $50 per share by March 15, 2003, plus accrued and unpaid dividends to the redemption date.

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

At September 30, 1995, 10 million shares of cumulative preferred stock are reserved for potential issuance under the Shareholder Rights Plan. At September 30, 1995, 17 million common shares are reserved for conversion of debentures and preferred stock and for issuance under outstanding stock options.

NOTE J - STOCK OWNERSHIP PLANS
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

During 1986, Ashland established a leveraged employee stock ownership plan (LESOP) to cover the majority of its salaried employees. LESOP purchases of Ashland common stock that year were generally funded through a loan from Ashland, of which the remaining principal at September 30, 1986, amounted to $246 million. In 1987, Ashland contributed excess assets recovered from certain company pension plans to the LESOP and prepaid $212 million of the remaining principal. Because one-half of employees' LESOP accounts serve to fund future benefits paid by certain pension plans, one-half of the funds used to prepay the LESOP debt was accounted for by Ashland as a prepaid LESOP contribution.

Ashland common shares held by the LESOP related to the contribution of excess pension assets were allocated to employees' accounts over an eight-year period ending September 30, 1994. The remaining shares are being allocated as the loan to the LESOP is repaid. The projected costs of the LESOP (including the prepaid contribution, projected dividends on the related unallocated shares and projected future contributions) are being expensed on a pro rata basis as the original shares are allocated to employees. This expense totaled $14 million in 1995 and $18 million annually in 1994 and 1993. Additional contributions from Ashland were not required through September 30, 1994, since dividends on unallocated shares exceeded interest and administrative costs, with the excess used to prepay portions of the remaining principal on the loan. Contributions from Ashland in 1995 amounted to $22 million.

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

                                                           1995                           1994                        1993
                                       ------------------------        -----------------------     -----------------------
                                       Common       Price range        Common      Price range     Common      Price range
(In thousands except per share data)   shares         per share        shares        per share     shares        per share
===========================================================================================================================
Options outstanding -
     beginning of year(1)               4,697      $14-1/4 - 41         4,504     $13-3/8 - 41      3,918     $13-3/8 - 41
Options granted                           839       33 - 33-7/8           860  35-7/8 - 37-1/2        934  24-5/8 - 33-1/8
Options exercised                        (164)  14-1/4 - 35-5/8          (639)     13-3/8 - 41        (81) 13-3/8 - 33-3/8
Options canceled                         (150)      23-7/8 - 41           (28)     23-7/8 - 41       (267)     23-7/8 - 41
---------------------------------------------------------------------------------------------------------------------------
Options outstanding -
     end of year(1)                     5,222      $23-7/8 - 41         4,697     $14-1/4 - 41      4,504     $13-3/8 - 41
===========================================================================================================================
Options exercisable -
     end of year                        3,777      $23-7/8 - 41         3,242     $14-1/4 - 41      3,080     $13-3/8 - 41
===========================================================================================================================

(1) Shares of common stock  available for issuance  under options or awards amounted to 4,236,000 at September 30, 1995, and
    2,295,000 at October 1, 1994.

NOTE K - EMPLOYEE BENEFIT PLANS
PENSION PLANS

Ashland sponsors pension plans which cover substantially all employees, other than union employees covered by multiemployer pension plans under collective bargaining agreements. Benefits under Ashland's plans generally are based on the employee's years of service and compensation during the years immediately preceding retirement.For certain plans, such benefits are expected to come in part from one-half of employees' leveraged employee stock ownership (LESOP) accounts. Ashland determines the level of contributions to its pension plans annually and contributes amounts within allowable limitations imposed by Internal Revenue Service regulations. Ashland contributed the maximum tax-deductible contributions to its pension plans in 1995, 1994 and 1993. The following tables detail the funded status of the plans and the components of pension expense. A discount rate of 7.5% and an assumed rate of salary increases of 5% were used in determining the actuarial present value of projected benefit obligations at September 30, 1995 (8% and 5% at September 30, 1994).

                                                                                  1995                               1994
                                                      --------------------------------   ----------------------------------
                                                           Plans with       Plans with         Plans with      Plans with
                                                     assets in excess    ABO in excess   assets in excess   ABO in excess
(In millions)                                                  of ABO        of assets             of ABO       of assets
===========================================================================================================================

Plan assets at fair value (primarily listed stocks and bonds)    $ 14             $290               $ 36           $185
---------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations (ABO)
   Vested                                                          13              289                 30            188
   Nonvested                                                        1               69                  5             44
---------------------------------------------------------------------------------------------------------------------------
                                                                   14              358                 35            232
---------------------------------------------------------------------------------------------------------------------------

Plan assets less than (in excess of) ABO                            -               68(1)              (1)            47
Provision for future salary increases                               1              162                 12            131
Deferred pension costs                                             (3)             (63)                (8)           (40)
---------------------------------------------------------------------------------------------------------------------------
Net (prepaid) accrued pension costs(2)                           $ (2)            $167               $  3           $138
---------------------------------------------------------------------------------------------------------------------------

Components of deferred pension costs
   Unrecognized transition gain                                  $  -             $  9               $  3           $ 10
   Unrecognized net loss                                           (2)             (93)               (10)           (63)
   Unrecognized prior service costs                                (1)              (9)                (1)            (9)
   Recognition of minimum liability                                 -               30                  -             22
---------------------------------------------------------------------------------------------------------------------------
                                                                 $ (3)            $(63)              $ (8)          $(40)
===========================================================================================================================

(In millions)                                                                     1995               1994           1993
===========================================================================================================================

Components of pension expense
   Service cost                                                                   $ 23               $ 24           $ 26
   Interest cost                                                                    34                 29             28
   Actual investment (gain) loss on plan assets                                    (51)                 7            (24)
   Deferred investment gain (loss)(3)                                               30                (27)            10
   Other amortization and deferral                                                   1                  4              5
   Enhanced retirement program pension cost                                         15                  -              -
---------------------------------------------------------------------------------------------------------------------------
                                                                                  $ 52               $ 37           $ 45
===========================================================================================================================

(1)  Includes  unfunded ABO of $62 million for  non-qualified  supplemental pension  plans.
(2)  Amounts are  recorded in various  asset and  liability accounts on Ashland's consolidated balance sheets.
(3)  The expected long-term rate of return on plan assets was 9%.


OTHER POSTRETIREMENT BENEFIT PLANS

Ashland sponsors several unfunded benefit plans which provide health care and life insurance benefits for eligible employees who retire from active service or are disabled. The health care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The life insurance plans are generally noncontributory. Ashland funds the costs of these plans on a pay-as-you-go basis.

During 1993, Ashland amended nearly all of its retiree health care plans to place a cap on the company's contributions and to adopt a cost-sharing method based upon a retiree's years of service. The cap limits the company's contribution to average retiree per capita health care costs for 1992 (net of direct retiree contributions), increasing thereafter by up to 4.5% per year. If per capita health care costs increase by more than 4.5% per year, the additional costs will be paid by retirees through higher contributions. As a result, the accumulated postretirement benefit obligation (APBO) for retiree health care plans was reduced by $197 million as of October 1, 1992.

The following tables detail the status of the plans and the components of postretirement benefit expense. The APBO was determined using a discount rate of 7.5% at September 30, 1995, and 8% at September 30, 1994. Under the amended plan, the assumed annual rate of increase in the per capita cost is 4.5%.

                                                                        1995                1994                  1993
                                                           -----------------    ----------------     -----------------
                                                           Health       Life    Health      Life     Health       Life
(In millions)                                                care  insurance      care  insurance      care   insurance
===========================================================================================================================

Accumulated postretirement benefit obligations (APBO)
   Retired or disabled employees                             $146        $26      $ 93       $19
   Fully eligible active plan participants                     33          4        38         5
   Other active plan participants                             123          5        86         5
-------------------------------------------------------------------------------------------------
                                                              302         35       217        29
Unrecognized net loss                                          (2)        (4)      (17)        -
Unrecognized plan amendment credit                            129          6       158         8
-------------------------------------------------------------------------------------------------
Accrued other postretirement benefit costs                   $429        $37      $358       $37
===========================================================================================================================

Components of other postretirement benefit expense
   Service cost                                              $ 12        $ 1      $  7       $ 1      $  6         $ 1
   Interest cost                                               20          2        16         2        16           2
   Amortization and deferral
     (principally plan amendment credit)                      (15)        (1)      (15)       (1)      (17)         (1)
---------------------------------------------------------------------------------------------------------------------------
                                                             $ 17        $ 2      $  8       $ 2      $  5         $ 2
==========================================================================================================================

OTHER PLANS

Certain union employees are covered under multiemployer defined benefit pension plans administered by unions. Amounts charged to pension expense and contributed to the plans were $2 million in 1995 and $1 million annually in 1994 and 1993.

Ashland sponsors various savings plans to assist eligible employees in providing for retirement or other future needs. Ashland matches employee contributions up to 6% of their qualified earnings at a rate of 70% (20% for LESOP participants). Ashland's contributions amounted to $9 million in 1995 and $7 million annually in 1994 and 1993.

NOTE L - LITIGATION, CLAIMS AND CONTINGENCIES

Ashland is subject to various federal, state and local environmental laws and regulations which require remediation efforts at multiple locations, including operating facilities, previously owned or operated facilities, and Superfund or other waste sites. Consistent with its accounting policy for environmental costs, Ashland's reserves for environmental assessments and remediation efforts amounted to $174 million at September 30, 1995, and $167 million at September 30, 1994. Such amounts reflect Ashland's most likely estimates of the costs which will be incurred over an extended period to remediate identified environmental conditions for which costs are reasonably estimable.

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

In addition, Ashland and its subsidiaries are parties to numerous claims and lawsuits (some of which are for substantial amounts). While these actions are being contested, the outcome of individual matters is not predictable with assurance. Although any actual liability is not determinable as of September 30, 1995, Ashland believes that any liability resulting from these matters, after taking into consideration Ashland's insurance coverages and amounts provided for, should not have a material adverse effect on Ashland's consolidated financial position.

During 1995, Ashland Exploration entered into a settlement agreement with Columbia Gas Transmission to resolve claims involving natural gas sales contracts which were abrogated by Columbia in 1991. Columbia and its parent, Columbia Gas Systems, have filed reorganization plans including this agreement with the U.S. Bankruptcy Court in Delaware. The Court has approved the fairness of the settlement agreement and the disclosure statements allowing the reorganization plans to be voted on by creditors. Subject to the outcome of the voting process and various other approvals, the settlement agreement would provide for a $78 million payment to Ashland Exploration, of which 5% would be withheld by Columbia to be used to potentially satisfy the claims of non-settling producers. Payment is expected to be received in 1996, with most of the settlement proceeds recognized as income.

Ashland Inc. and Subsidiaries
FIVE YEAR SELECTED FINANCIAL INFORMATION

Years Ended September 30

(In millions except per share data)                                   1995         1994         1993         1992         1991
================================================================================================================================
SUMMARY OF OPERATIONS
Revenues
   Sales and operating revenues (including excise taxes)           $12,167      $10,334      $10,199      $10,211       $9,867
   Other                                                                72           48           57           40           56
Costs and expenses
   Cost of sales and operating expenses                             (9,286)      (7,742)      (7,951)      (8,210)      (7,725)
   Excise taxes on products and merchandise                           (988)        (877)        (645)        (659)        (620)
   Selling, general and administrative expenses                     (1,205)      (1,021)        (993)      (1,023)        (926)
   Depreciation, depletion and amortization                           (471)        (295)        (293)        (290)        (265)
   General corporate expenses                                          (91)         (80)         (77)        (132)         (93)
-------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                198          367          297          (63)         294
Other income (expense)
   Interest expense (net of interest income)                          (171)        (117)        (123)        (128)        (115)
   Equity income                                                         7           22           26           33           14
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, minority interest and
   the cumulative effect of accounting changes                          34          272          200         (158)         193
Income taxes                                                            13          (75)         (58)          90          (48)
Minority interest in earnings of subsidiaries                          (23)           -            -            -            -
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before the cumulative effect
   of accounting changes                                                24          197          142          (68)         145
Cumulative effect of accounting changes                                  -            -            -         (268)           -
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                  $    24      $   197      $   142      $  (336)     $   145
===============================================================================================================================

BALANCE SHEET INFORMATION
Working capital
   Current assets                                                  $ 2,575      $ 2,171      $ 1,973      $ 2,110      $ 2,119
   Current liabilities                                               2,094        1,688        1,619        2,046        1,823
-------------------------------------------------------------------------------------------------------------------------------
                                                                   $   481      $   483      $   354      $    64      $   296
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                       $ 6,992      $ 5,815      $ 5,552      $ 5,668      $ 5,449
-------------------------------------------------------------------------------------------------------------------------------
Capital employed
   Debt due within one year                                        $   272      $   133      $   159      $   306      $   195
   Long-term debt (less current portion)                             1,828        1,391        1,399        1,444        1,337
   Deferred income taxes                                                49           30           44           59          312
   Minority interest in consolidated subsidiaries                      179            -            -            -            -
   Convertible preferred stock                                         293          293          293            -            -
   Common stockholders' equity                                       1,362        1,302        1,162        1,086        1,444
-------------------------------------------------------------------------------------------------------------------------------
                                                                   $ 3,983      $ 3,149      $ 3,057      $ 2,895      $ 3,288
===============================================================================================================================

CASH FLOW INFORMATION
Cash flows from operations                                         $   500      $   454      $   250      $   398      $   473
Additions to property, plant and equipment                             444          376          432          504          445
Dividends                                                               92           79           66           60           58
===============================================================================================================================

COMMON STOCK INFORMATION
Primary earnings (loss) per share                                  $   .08      $  2.94      $  2.26      $ (1.18)(1)  $  2.56
Dividends per share                                                   1.10         1.00         1.00         1.00         1.00
==============================================================================================================================

(1) Excludes the cumulative effect of accounting changes of $(4.57) per share.

Ashland Inc. and Subsidiaries
FIVE YEAR INFORMATION BY INDUSTRY SEGMENT

Years Ended September 30

(In millions)                                             1995             1994            1993            1992          1991
==============================================================================================================================
SALES AND OPERATING REVENUES
Petroleum                                              $ 5,050          $ 4,666         $ 4,752         $ 4,848       $ 4,877
SuperAmerica                                             1,788            1,706           1,785           1,888         1,948
Valvoline                                                1,113            1,000             938             900           793
Chemical                                                 3,551            2,885           2,586           2,488         2,285
APAC                                                     1,123            1,101           1,116           1,043         1,019
Coal(1)                                                    610                -               -               -             -
Exploration                                                198              199             247             262           323
Intersegment sales(2)
   Petroleum                                            (1,228)          (1,193)         (1,195)         (1,182)       (1,335)
   Other                                                   (38)             (30)            (30)            (36)          (43)
------------------------------------------------------------------------------------------------------------------------------
                                                       $12,167          $10,334         $10,199         $10,211       $ 9,867
==============================================================================================================================
OPERATING INCOME (LOSS)
Petroleum                                              $   (54)         $   113         $    56(3)      $  (125)      $   138
SuperAmerica                                                53               59              65               1            30
Valvoline                                                   (4)              52              56              50            39
                                                       -----------------------------------------------------------------------
    Total Refining and Marketing Group                      (5)             224             177             (74)          207
Chemical                                                   159              125             108              81            98
APAC                                                        75               70              53              45            41
Coal(1)                                                     66                -               -               -             -
Exploration                                                 (6)              28              36              17            41
General corporate expenses                                 (91)             (80)(4)         (77)           (132)          (93)
------------------------------------------------------------------------------------------------------------------------------
                                                       $   198(5)       $   367         $   297         $   (63)(6)   $   294
==============================================================================================================================
IDENTIFIABLE ASSETS
Petroleum                                              $ 2,258          $ 2,259         $ 2,240         $ 2,296       $ 2,274
SuperAmerica                                               401              398             364             446           437
Valvoline                                                  603              532             430             402           377
Chemical                                                 1,372            1,122             958             999           834
APAC                                                       433              404             440             437           434
Coal(1)                                                    928                -               -               -             -
Exploration                                                424              374             375             361           337
Corporate(7)                                               573              726             745             727           756
------------------------------------------------------------------------------------------------------------------------------
                                                       $ 6,992          $ 5,815         $ 5,552         $ 5,668       $ 5,449
==============================================================================================================================

(In millions)                                                  1995          1994           1993           1992           1991
===============================================================================================================================

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
Petroleum                                                      $136          $155           $230           $273           $249
SuperAmerica                                                     47            39             25             37             37
Valvoline                                                        25            25             21             19             14
Chemical                                                         76            61             51             47             41
APAC                                                             47            45             43             42             36
Coal(1)                                                          58             -              -              -              -
Exploration                                                      45            41             42             67             60
Corporate                                                        10            10             20             19              8
-------------------------------------------------------------------------------------------------------------------------------
                                                               $444          $376           $432           $504           $445
===============================================================================================================================

DEPRECIATION, DEPLETION AND AMORTIZATION
Petroleum                                                      $204          $134           $127           $125           $103
SuperAmerica                                                     29            27             28             31             31
Valvoline                                                        24            19             18             17             16
Chemical                                                         58            43             42             43             41
APAC                                                             42            40             44             45             48
Coal(1)                                                          72             -              -              -              -
Exploration                                                      41            33             34             28             26
Corporate                                                        17            12             12             13             14
-------------------------------------------------------------------------------------------------------------------------------
                                                               $487(8)       $308           $305           $302           $279
===============================================================================================================================

(1)  Amounts relate to Ashland Coal which was consolidated in 1995.
(2)  Intersegment sales are accounted for at prices which approximate market value.
(3)  Includes a gain of $15 million on the sale of TPT, an inland waterways barge operation.
(4)  Includes a net gain of $11 million related to litigation matters.
(5)  Includes charges for unusual items totaling $120 million, consisting of asset impairment write-downs of $83 million under FAS
     121 and provisions of $37 million for early retirement and restructuring programs. The combined effect of these items reduced operating  income for each of the  segments as follows:  Petroleum  ($102  million),  Valvoline  ($5  million),  Chemical ($5 million), Exploration ($4 million) and general corporate expenses ($4 million).
(6)  Includes charges for unusual items totaling $208 million consisting of provisions for a voluntary enhanced retirement program
     ($31 million);  various asset  write-downs  including  properties  held for sale and assets of  discontinued  operations ($64 million); future environmental cleanup costs ($41 million);  reserves for future costs associated with certain custom boilers built by a former  engineering  subsidiary and other matters ($38 million);  and the current year effect of the adoption of a new  accounting  standard for  postretirement  benefits  ($34  million).  The combined  effect of all of these items  reduced operating  income for each of the segments as follows:  Petroleum ($89 million),  SuperAmerica  ($28 million),  Valvoline ($2 million), Chemical ($15 million), APAC ($9 million), Exploration ($16 million) and general corporate expenses ($49 million).
(7)  Includes  principally  cash, cash equivalents,  investments in and advances to  unconsolidated  affiliates and investments of captive insurance companies.
(8)  Includes charges of $83 million for asset impairment write-downs which increased depreciation, depletion and amortization for each of the segments as follows:  Petroleum ($68 million),  Valvoline ($3 million),  Chemical ($4 million),  Exploration  ($4 million) and Corporate ($4 million).

Ashland Inc. and Subsidiaries
SUPPLEMENTAL OIL AND GAS INFORMATION

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

                                                                     1995                           1994                      1993
                                                   ----------------------        -----------------------     ---------------------
                                                   U. S.  Foreign   Total        U. S.  Foreign    Total     U. S.  Foreign  Total
===================================================================================================================================
CRUDE OIL RESERVES (millions of barrels)
Proved developed and undeveloped reserves
   Beginning of year                                  .9      7.6     8.5          1.4     7.7       9.1       1.6     13.3   14.9
   Revisions of previous estimates                    .2     12.3    12.5          (.1)    6.7       6.6        .2      2.3    2.5
   Extensions and discoveries                          -      1.4     1.4            -       -         -         -        -      -
   Purchases (net of sales) of reserves in place      .4        -      .4          (.1)      -       (.1)        -        -      -
   Production                                        (.2)    (6.9)   (7.1)         (.3)   (6.8)     (7.1)      (.4)    (7.9)  (8.3)
-----------------------------------------------------------------------------------------------------------------------------------
   End of year                                       1.3     14.4    15.7           .9     7.6       8.5       1.4      7.7    9.1
-----------------------------------------------------------------------------------------------------------------------------------
Proved developed reserves
   Beginning of year                                  .9      7.6     8.5          1.3     7.7       9.0       1.5     13.3   14.8
   End of year                                       1.3     14.4    15.7           .9     7.6       8.5       1.3      7.7    9.0
===================================================================================================================================

NATURAL GAS RESERVES (billions of cubic feet)
Proved developed and undeveloped reserves
   Beginning of year                               349.2                         455.5                       463.9
   Revisions of previous estimates                  90.7                         (98.2)                        4.9
   Extensions and discoveries                       21.2                          25.9                        19.4
   Purchases (net of sales) of reserves in place    83.8                            .4                         3.5
   Production                                      (37.5)                        (34.4)                      (36.2)
-----------------------------------------------------------------------------------------------------------------------------------
   End of year                                     507.4                         349.2                       455.5
-----------------------------------------------------------------------------------------------------------------------------------
Proved developed reserves
   Beginning of year                               320.5                         352.0                       346.5
   End of year                                     427.3                         320.5                       352.0
===================================================================================================================================

RESULTS OF OPERATIONS (in millions)
Revenues
   Sales to third parties                          $  86     $110    $196        $  96    $ 99      $195      $106     $135   $241
   Intersegment sales(1)                               2        -       2            4       -         4         6        -      6
-----------------------------------------------------------------------------------------------------------------------------------
                                                      88      110     198          100      99       199       112      135    247
Costs and expenses
   Production (lifting) costs(2)                     (27)     (49)    (76)         (24)    (90)     (114)      (25)     (60)   (85)
   Exploration expenses                              (11)     (27)    (38)         (13)     (1)      (14)       (8)     (10)   (18)
   Depreciation, depletion, amortization
      and valuation provisions                       (41)      (1)    (42)         (34)     (1)      (35)      (33)      (3)   (36)
   Other costs(3)                                    (24)      (1)    (25)         (25)     (2)      (27)      (23)      (5)   (28)
   Income and foreign exploration taxes               16      (23)     (7)           7      19        26         -      (44)   (44)
-----------------------------------------------------------------------------------------------------------------------------------
                                                    $  1     $  9    $ 10        $  11    $ 24      $ 35      $ 23     $ 13   $ 36
===================================================================================================================================

COSTS INCURRED (in millions)
Property acquisition costs
   Proved properties                                $ 69     $  -    $ 69        $   1    $  -      $  1      $  3     $  -   $  3
   Unproved properties                                 2        -       2            2       -         2         2        -      2
Exploration costs                                     17       31      48           19       1        20        10       10     20
Development costs                                     30       10      40           32       2        34        35        2     37
===================================================================================================================================

CAPITALIZED COSTS (in millions)
Proved properties                                   $584     $400    $984         $494    $392      $886
Unproved properties                                   11        1      12           45       1        46
-----------------------------------------------------------------------------------------------------------------------------------
                                                     595      401     996          539     393       932
Accumulated depreciation,
   depletion and amortization                       (226)    (392)   (618)        (231)   (392)     (623)
-----------------------------------------------------------------------------------------------------------------------------------
                                                    $369     $  9    $378         $308    $  1      $309
===================================================================================================================================

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO OIL AND GAS RESERVES

The following tables summarize discounted future net cash flows and changes in such flows in accordance with Financial Accounting Standards Board Statement No. 69 (FAS 69), "Disclosures about Oil and Gas Producing Activities." Under the guidelines of FAS 69, estimated future cash flows are determined based on current prices for crude oil and natural gas, estimated production of proved crude oil and natural gas reserves, estimated future production and development costs of those reserves based on current costs and economic conditions, and estimated future income and foreign exploration taxes based on taxing arrangements in effect at year-end. Such cash flows are then discounted using the prescribed 10% rate.

Many other assumptions could have been made which may have resulted in significantly different estimates. Ashland does not rely upon these estimates in making investment and operating decisions. Furthermore, Ashland does not represent that such estimates are indicative of its expected future cash flows or the current value of its reserves. Since gas prices utilized in deriving these estimates are based on conditions that existed at September 30 and are usually different than prices that exist at calendar year-end due to seasonal fluctuations in the natural gas market, the estimates may not be comparable to those of other companies with different fiscal year-ends. Prices can also vary significantly at the same point in time from year to year due to a variety of factors. The average gas price used in the discounted future net cash flow calculations was based on $1.64 per million BTU at Henry Hub for 1995 and $1.48 for 1994.


Discounted future net cash flows (in millions)                                         U. S.           Foreign              Total
===================================================================================================================================
SEPTEMBER 30, 1995
Future cash inflows                                                                   $1,060               228             $1,288
Future production (lifting) costs                                                       (505)               59)              (664)
Future development costs                                                                 (58)               16)               (74)
Future income and foreign exploration taxes                                              (33)               33)               (66)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         464                20                484
Annual 10% discount                                                                     (212)               (3)              (215)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      $  252             $  17             $  269
===================================================================================================================================

SEPTEMBER 30, 1994
Future cash inflows                                                                   $  691             $ 124             $  815
Future production (lifting) costs                                                       (315)              (80)              (395)
Future development costs                                                                 (22)               (9)               (31)
Future income and foreign exploration taxes                                              (17)              (24)               (41)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         337                11                348
Annual 10% discount                                                                     (140)               (1)              (141)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      $  197             $  10             $  207
===================================================================================================================================

                                                                     1995                        1994                        1993
Changes in discounted future                     ------------------------    ------------------------    --------------------------
       net cash flows (in millions)              U. S.   Foreign    Total    U. S.   Foreign    Total    U. S.   Foreign    Total
-----------------------------------------------------------------------------------------------------------------------------------

Net change due to extensions and
      discoveries                                $  25     $   6    $  31    $  21    $    -    $  21   $   20    $    -   $   20
Sales of oil and gas produced - net of
      production (lifting) costs                   (61)      (61)    (122)     (76)       (9)     (85)     (87)      (75)    (162)
Changes in prices                                   24        24       48     (186)       (3)    (189)     (35)      (25)     (60)
Previously estimated development
      costs incurred                                 7        35       42       24         2       26       38         2       40
Net change due to revisions of
      previous estimates of reserves                 7        46       53      (17)       34       17        3         7       10
Purchases (net of sales) of reserves in place       40         -       40        -         -        -        3         -        3
Accretion of 10% discount                           20         1       21       31         1       32       33         2       35
Other - net(4)                                      (9)      (40)     (49)      33       (11)      22      (16)        1      (15)
Net change in income and foreign
      exploration taxes                              2        (4)      (2)      59       (13)      46       14        71       85
-----------------------------------------------------------------------------------------------------------------------------------
                                                    55         7       62     (111)        1     (110)     (27)      (17)     (44)
Discounted future net cash flows
      Beginning of year                            197        10      207      308         9      317      335        26      361
-----------------------------------------------------------------------------------------------------------------------------------
      End of year                                 $252      $ 17     $269     $197    $   10     $207    $ 308     $   9   $  317
===================================================================================================================================

(1) Intersegment sales are accounted for at prices which approximate market value.
(2) Includes  only costs  incurred to operate and  maintain  wells, related equipment and facilities.
(3) Includes results of crude oil trading.
(4) Includes changes in future production and development costs and changes in the timing of future production.
