Form 10-K, Exhibit 13
period 1996-09-30
ASHLAND INC
filed 1996-12-10
CIK 7694

Ashland Inc. and Subsidiaries
Management's Discussion and Analysis

Years Ended September 30

(In millions)                                                                      1996             1995             1994
--------------------------------------------------------------------------------------------------------------------------
SALES AND OPERATING REVENUES
Petroleum                                                                       $ 5,614          $ 5,050          $ 4,666
SuperAmerica                                                                      1,928            1,788            1,706
Valvoline                                                                         1,199            1,113            1,000
Chemical                                                                          3,695            3,551            2,885
APAC                                                                              1,235            1,123            1,101
Coal(1)                                                                             580              610                -
Exploration                                                                         241              198              199
Intersegment sales                                                               (1,362)          (1,266)          (1,223)
--------------------------------------------------------------------------------------------------------------------------
                                                                                $13,130          $12,167          $10,334
==========================================================================================================================
OPERATING INCOME
Petroleum                                                                       $    55          $   (54)         $   113
SuperAmerica                                                                         34               53               59
Valvoline                                                                            82               (4)              52
                                                                                ------------------------------------------
     Total Refining and Marketing Group                                             171               (5)             224
Chemical                                                                            169              159              125
APAC                                                                                 83               75               70
Coal(1)                                                                              36               66                -
Exploration                                                                          94               (6)              28
General corporate expenses                                                          (97)             (91)             (80)
--------------------------------------------------------------------------------------------------------------------------
                                                                                $   456          $   198          $   367
==========================================================================================================================
EQUITY INCOME
Ashland Coal, Inc.(1)                                                           $     -          $     -          $     6
Arch Mineral Corporation                                                             13               (4)               7
Other                                                                                11               11                9
--------------------------------------------------------------------------------------------------------------------------
                                                                                $    24          $     7          $    22
==========================================================================================================================
OPERATING INFORMATION
Petroleum
   Product sales (thousand barrels per day)(2)                                    390.5            377.2            357.7
   Refining inputs (thousand barrels per day)(3)                                  368.5            349.5            338.4
   Value of products manufactured per barrel                                    $ 24.64          $ 22.49          $ 21.50
   Input cost per barrel                                                          20.50            18.28            16.49
                                                                                ------------------------------------------
   Refining margin per barrel                                                   $  4.14          $  4.21          $  5.01

SuperAmerica
   Product sales (thousand barrels per day)                                        74.2             71.5             70.2
   Merchandise sales (millions)                                                 $   583          $   548          $   519
Valvoline lubricant sales (thousand barrels per day)(2)                            19.5             19.1             17.9
APAC construction backlog at September 30 (millions)                            $   647          $   672          $   554
Ashland Coal, Inc.(4)
   Tons sold (millions)                                                            22.0             22.0             18.2
   Sales price per ton                                                          $ 26.35          $ 27.80          $ 29.85
Arch Mineral Corporation(4)
   Tons sold (millions)                                                            28.6             27.2             24.3
   Sales price per ton                                                          $ 25.47            26.23            26.35
Exploration
   Net daily production
      Natural gas (million cubic feet)(2)                                         108.4            102.9             94.3
      Nigerian crude oil (thousand barrels)                                        17.5             18.8             18.7
   Sales price
      Natural gas (per thousand cubic feet)                                     $  2.39          $  1.89          $  2.42
      Nigerian crude oil (per barrel)                                           $ 18.46          $ 16.17          $ 15.01
--------------------------------------------------------------------------------------------------------------------------


(1) Ashland Coal was consolidated in 1996 and 1995 and accounted for on the equity method in 1994 (see Note F to the financial statements).
(2) Includes  intersegment  sales.
(3)  Includes  crude oil and other purchased feedstocks.
(4) Ashland's ownership interest is 56% in Ashland Coal (39% prior to 1995) and 50% in Arch Mineral.

RESULTS OF OPERATIONS

     Ashland's net income amounted to $211 million in 1996, $24 million in 1995 and $197 million in 1994. However, comparisons of these results are affected by various unusual items. The following table shows the effects of unusual items on operating and net income for the three years ended September 30, 1996.


                                                             Operating income                                           Net income
                                            ---------------------------------             ----------------------------------------
(In millions)                                1996           1995         1994             1996              1995              1994
----------------------------------------------------------------------------------------------------------------------------------
Income before unusual items                  $383           $318         $356             $163              $103             $ 190
    Columbia Gas bankruptcy settlement         73              -            -               48                 -                 -
    Asset impairment write-downs                -            (83)           -                -               (54)                -
    Early retirement and restructuring programs -            (37)           -                -               (25)                -
    Litigation matters                          -              -           11                -                 -                 7
----------------------------------------------------------------------------------------------------------------------------------
Income as reported                           $456           $198         $367             $211              $ 24              $197
==================================================================================================================================

During 1995, Ashland Exploration entered into a settlement agreement with Columbia Gas Transmission to resolve claims involving natural gas sales contracts that were abrogated by Columbia in 1991. The agreement provided for a $78 million payment to Ashland Exploration, of which 5% would be withheld by Columbia to be used to potentially satisfy the claims of non-settling producers. Ashland Exploration received the net proceeds under this agreement in 1996, which resulted in operating income of $73 million. At this time, it is uncertain what portion, if any, of the withheld amount will ultimately be received by Ashland Exploration.

Effective September 30, 1995, Ashland adopted Financial Accounting Standards Board Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result, Ashland recorded charges of $83 million to write down certain assets to their fair values, including an idle unit at Ashland Petroleum's Catlettsburg refinery, certain unused crude oil gathering pipelines of Scurlock Permian, various petroleum product marketing properties to be sold or shut down and various other assets. Fair values were based upon appraisals or estimates of discounted future cash flows. In addition, charges of $37 million related to early retirement and restructuring programs were incurred, reflecting efforts by Ashland Petroleum and several other divisions to reduce their costs and improve their competitive positions.

Excluding unusual items, net income amounted to $163 million in 1996, compared to $103 million in 1995. Record results were achieved by Valvoline, Ashland Chemical and APAC, combined with increased earnings from Ashland Petroleum, Ashland Exploration and Arch Mineral. Such improvements more than offset the reduced earnings from SuperAmerica and Ashland Coal. Net income before unusual items amounted to $103 million in 1995, compared to $190 million in 1994. Record results from Ashland Chemical, APAC and Ashland Coal were more than offset by reduced earnings from Ashland Petroleum, Valvoline, Ashland Exploration and Arch Mineral, as well as higher interest costs.

The following table compares operating income before unusual items by segment for the last three years. Due to Ashland's purchase of an additional interest in Ashland Coal during 1995, the results of Ashland Coal were consolidated and shown as a new segment beginning with that year.

(In millions)                 1996                1995                1994
---------------------------------------------------------------------------
Operating income
  Petroleum                   $ 55                $ 48                $113
  SuperAmerica                  34                  53                  59
  Valvoline                     82                   1                  52
  Chemical                     169                 164                 125
  APAC                          83                  75                  70
  Coal                          36                  66                   -
  Exploration                   21                  (2)                 28
  General corporate expenses   (97)                (87)                (91)
---------------------------------------------------------------------------
                              $383                $318                $356
---------------------------------------------------------------------------
(Bar graph appears in the right margin comparing Ashland Inc. operating income for fiscal 1994, 1995 and 1996. The graph shows the breakdown between Ashland's petroleum and energy and chemical related businesses.)

PETROLEUM

Operating income of Ashland Petroleum amounted to $55 million in 1996, compared to $48 million in 1995 before unusual items. The improvement was achieved even though rapidly rising crude oil prices late in 1996 led to severe margin compression and a weak September 1996 quarter. Despite the modest improvement, results for 1996 were still disappointing given the progress Ashland Petroleum made in its ongoing efforts to improve its competitive position. Refinery runs averaged 368,500 barrels a day, up 5% from 1995 and refining expenses (other than fuel consumed in the refining process) were reduced by 26(cent) a barrel, due to the higher level of throughputs and ongoing efforts to reduce costs and increase efficiency. The effects of these improvements, however, were largely offset by higher average crude oil costs, which could not be fully passed through in product prices, and associated increases in fuel costs. For the year, input costs increased $2.22 a barrel, peaking in the September 1996 quarter with an increase of $4.58 a barrel compared to the September 1995 quarter. As a result, refining margins were compressed during what is normally the strong summer driving season.

(Bar graph appears in the right margin comparing operating income from Ashland Petroleum for fiscal 1994, 1995 and 1996.)

Ashland Inc. and Subsidiaries
Management's Discussion and Analysis

Operating income of Ashland Petroleum declined from $113 million in 1994 to $48 million in 1995. Refining margins in 1995 were adversely affected by the market confusion surrounding the introduction of reformulated gasoline and by excess industry production of gasoline in the March 1995 quarter. During that quarter, refiners switched production from distillate to gasoline in response to one of the warmest winters of this century. While refining margins recovered and averaged $5.07 a barrel during the last half of 1995, overall refining margins for the year declined from $5.01 a barrel in 1994 to $4.21 a barrel in 1995. Refining expenses also declined 12(cent) a barrel in 1995 as the refineries operated at near capacity levels during the last half of the year and cost savings from Ashland Petroleum's restructuring program began to be realized. Earnings from Scurlock Permian were up $4 million, reflecting better margins on crude oil transported.

SUPERAMERICA

An extremely competitive retail environment during 1996 adversely affected results from SuperAmerica, reducing its operating income from $53 million in 1995 to $34 million in 1996. While gasoline and merchandise volumes were both up on a per store basis, the effect was more than offset by a decline in gasoline margins of 1.5(cent) a gallon and increased operating costs. Higher labor and occupancy costs resulted from a continued tight labor market, the ongoing roll-out of the co-branding partnership program with fast-food chains, initial costs associated with the opening of new stores and rebuilds, and the ongoing operation of additional stores. At September 30, 1996, 742 retail locations were operating, compared to 704 locations in 1995 and 693 locations in 1994. Included in these totals are 624 SuperAmerica(R) stores in 1996, 609 stores in 1995 and 598 stores in 1994, with the remainder being Rich Oil(R) outlets.

Earnings from SuperAmerica amounted to $53 million in 1995, compared to $59 million in 1994. Gasoline volumes were up slightly reflecting a higher number of stores, and merchandise sales volumes were up on a per store basis. However, the effects were more than offset by higher labor and training costs, reflecting the increased number of stores, the tight labor market and costs associated with the co-branding fast-food program.

(Bar graph appears in the left margin comparing operating income from SuperAmerica for fiscal 1994, 1995 and 1996.)

VALVOLINE

Operating income from Valvoline was a record $82 million for 1996, compared to near break-even results before unusual items for 1995. The record earnings reflect improved results from nearly all of Valvoline's business units, including a significant short-term earnings boost from the sale of R-12, an automotive refrigerant. R-12 prices escalated rapidly during 1996, as shortages developed within the market. Due to its ozone-depleting characteristics, the U.S. Environmental Protection Agency banned the production of R-12 at the end of 1995, but sales of existing inventories of this refrigerant are still permitted. Even aside from R-12 earnings, however, Valvoline's results would still have been up significantly. Results from its lubricant business improved, reflecting increased volumes, higher margins on both branded and private label sales and reduced advertising and promotional costs. In addition, results from Valvoline Instant Oil Change(R) (VIOC) nearly doubled, while the used oil collection business continued to approach profitability. At September 30, 1996, VIOC operated 374 company-owned outlets, compared to 365 outlets in 1995 and 347 outlets in 1994. In addition, the VIOC franchising program continued to expand with 100 outlets open in 1996, compared to 90 outlets in 1995 and 75 outlets in 1994.

Valvoline had an extremely difficult year in 1995, operating just above break-even levels, compared to 1994 when earnings of $52 million were achieved. Domestic motor oil earnings were down considerably, reflecting reductions in branded sales volumes, cost increases for additives and packaging materials, higher advertising and promotional expenses, and a continuing shift from packaged products to lower-margin bulk sales. Due to competitive pressures, the higher costs could not be fully passed through in higher sales prices, particularly with respect to private label sales. Car care products and Zerex(R) antifreeze were negatively impacted by weak demand reflecting the unusually warm winter weather and by escalating costs for ethylene glycol, while results from R-12 refrigerants were adversely affected by illegal imports. Operating income from international operations was also down due to higher distribution costs and aggressive advertising and promotional expenses to expand the European distributorships acquired in 1994. Although average car counts and ticket prices continued to improve, results from VIOC were down due to increased labor and material costs.

(Bar graph appears in the left margin comparing operating income from Valvoline for fiscal 1994, 1995 and 1996.)

CHEMICAL

For the fifth consecutive year, Ashland Chemical was the leading earnings contributor to Ashland's results. Operating income increased from $164 million before unusual items in 1995 to $169 million in 1996 and represents Ashland Chemical's fourth straight year of record earnings. Outstanding results from the specialty chemical group, a moderate increase from the distribution businesses and reduced environmental remediation costs more than offset a decline from petrochemicals. Results from the distribution businesses were up 5% on the strength of improved sales volumes, while specialty chemicals earnings improved by 56%. The 1995 acquisition of Aristech's unsaturated polyester resin business was a major contributor to the improved results, along with higher sales volumes and margins for electronic chemicals. Operating income from petrochemicals declined by $50 million, due largely to reduced prices for methanol, but also due to increased natural gas prices and higher feedstock costs for cumene and solvents.


(Bar graph appears in the left margin comparing operating income from Ashland Chemical for fiscal 1994, 1995 and 1996.)

Ashland Chemical's operating income of $164 million in 1995 was up over 30% from its 1994 results of $125 million. A strong performance from the petrochemical businesses was a key factor in the improvement. Exceptionally strong prices for methanol during the first half of the year and higher sales volumes and margins for cumene were responsible for most of the petrochemical improvement. Operating income from methanol returned to more normal levels during the last half of 1995, declining $22 million from the earnings achieved during the first half of the fiscal year. Results from the distribution businesses were up nearly 25%, reflecting higher sales volumes. However, operating income from specialty chemicals was down 10% due to reduced margins for water treatment chemicals and foundry products.

APAC

The APAC construction companies achieved their third straight year of record results in 1996 with operating income of $83 million, compared to $75 million in 1995. APAC's results continue to reflect its ongoing efforts in cost control, safety and materials technology, allowing the highway construction group to take full advantage of a strong construction economy. Revenues rose 10%, reflecting a higher level of both public and private sector construction jobs, as well as increased sales of hot-mix asphalt, aggregate and ready-mix concrete.

APAC's operating income amounted to $75 million in 1995, compared to $70 million in 1994, which included income of $9 million related to the Arizona operations that were sold in 1994. A strong backlog, which enhanced revenues and margins from construction jobs, and close attention to costs and safety were primary factors in APAC's improvement.

(Bar graph appears in the right margin comparing operating income from APAC for fiscal 1994, 1995 and 1996.)

COAL

Ashland Coal had a difficult year in 1996 due largely to the expiration of certain attractively-priced coal sales contracts in December 1995. Operating income amounted to $36 million in 1996, compared to $66 million in 1995 reflecting the lower sales prices. Results for 1996 also included charges of $4 million related to Ashland Coal's restructuring of its corporate and subsidiary support functions.

As a result of Ashland's acquisition of an additional interest, Ashland Coal was consolidated beginning in 1995. Prior to 1995, Ashland accounted for its investment in Ashland Coal on the equity method of accounting. On a comparable basis, operating income from Ashland Coal increased from $35 million in 1994 to $66 million in 1995. The improvement reflects increased productivity and cost reductions in 1995, combined with the adverse effects of the UMW strike (including the related aftereffects) on 1994 results. Such improvements more than offset the reduction in average sales prices resulting from the expiration of a sales contract in the December 1994 quarter and other contract changes.

(Bar graph appears in the right margin comparing operating income from Ashland Coal for fiscal 1994, 1995 and 1996.)

EXPLORATION

Operating income from Ashland Exploration amounted to $94 million in 1996, including the gain of $73 million from the Columbia settlement. Excluding unusual items in both years, Ashland Exploration's results for 1996 improved $23 million from 1995. Domestic operations were responsible for $19 million of the improvement. Natural gas prices rose 50(cent) per thousand cubic feet in 1996, reflecting industry-wide price improvements associated with increased demand and more normal winter weather. In addition, production increased 5%, partly due to the acquisition of additional Appalachian properties in 1995. Depreciation, depletion and amortization were also down in 1996, reflecting favorable reserve revisions and the effects of the FAS 121 impairment reserves recorded in 1995. Results from foreign operations were up $4 million, as 1995 results included dry hole costs from an exploratory well offshore Nigeria.

Ashland Exploration incurred an operating loss of $2 million in 1995, compared to operating income of $28 million in 1994. Results from domestic operations were down $14 million, reflecting depressed natural gas prices. The effect of reduced prices was partially offset, however, by a 9% increase in natural gas production. Foreign earnings were down $16 million, reflecting a combination of reduced profitability from the Nigerian operations and increased exploration costs associated with Nigerian offshore blocks acquired under a 1992 production-sharing agreement.

(Bar graph appears in the right margin comparing operating income from Ashland Exploration for fiscal 1994, 1995 and 1996.)

GENERAL CORPORATE EXPENSES

Excluding unusual items, general corporate expenses were $97 million in 1996, $87 million in 1995 and $91 million in 1994. Expenses for 1996 include increased costs for incentive and deferred compensation. Expenses for 1994 included consulting fees and other expenses related to a corporatewide cost-control program and higher accruals for performance-based compensation, which were partially offset by income from the resolution of certain matters related to Ashland's former engineering subsidiaries.

OTHER INCOME (EXPENSE)

Interest expense (net of interest income) amounted to $169 million in 1996, $171 million in 1995 and $117 million in 1994. The changes in interest costs incurred during the last three years resulted principally from fluctuations in debt levels and, to a lesser extent, higher interest rates in 1995.

Charges for asset impairment and restructuring costs reduced Ashland's equity earnings from Arch Mineral by $6 million in 1995. Adjusting for these unusual items, Arch Mineral generated equity income of $13 million in 1996, $2 million in 1995 and $7 million in 1994. Arch's results for 1996 were favorably affected by increased sales volumes and lower mining costs, as well as the restructuring completed in 1995. Results for 1995 were negatively affected by weak demand for Illinois high-sulfur coal and by high mining costs resulting from unfavorable overburden ratios and adverse geological conditions at certain Appalachian operations. The prolonged strike by the United Mine Workers, which extended from April into December 1993, had a significant effect on the comparability of results for 1994.


(Bar graph appears in the right margin comparing operating income from Arch Mineral for fiscal 1994, 1995 and 1996.)

Ashland Inc. and Subsidiaries
Management's Discussion and Analysis

FINANCIAL POSITION
LIQUIDITY

Ashland's financial position has enabled it to obtain capital for its financing needs and to maintain investment grade ratings on its senior debt of Baa1 from Moody's and BBB from Standard & Poor's. Ashland has a revolving credit agreement providing for up to $320 million in borrowings, under which no borrowings were outstanding at September 30, 1996. At that date, Ashland Coal also had revolving credit agreements providing for up to $500 million in borrowings, of which $25 million was in use. Under a shelf registration, Ashland can issue an additional $107 million in medium-term notes should future opportunities or needs arise. Ashland and Ashland Coal also have access to various uncommitted lines of credit and commercial paper markets, under which short-term notes of $92 million were outstanding at September 30, 1996. While certain debt agreements contain covenants restricting the amount by which Ashland can increase its indebtedness, such indebtedness could have been increased by up to $1.4 billion at September 30, 1996.

Cash flows from operations, a major source of Ashland's liquidity, amounted to $767 million in 1996, $500 million in 1995 and $454 million in 1994. The significant improvement in cash flows for 1996 reflects a higher level of earnings, including the favorable effect of the Columbia settlement, and reduced working capital requirements. Most of the unusual items that reduced earnings in 1995 were non-cash charges and did not adversely affect cash flows for that year. Cash flows from operations exceeded Ashland's capital requirements for net property additions and dividends during the last three years by nearly $200 million. The majority of other capital requirements (i.e., for debt repayment, acquisitions, etc.) during this period have come from borrowings, the issuance of stock and sales of operations.

(Bar graph appears in the left margin comparing cash flows from operations for fiscal 1994, 1995 and 1996.)

Property additions amounted to $1.3 billion during the last three years and are summarized in the Information by Industry Segment on Page 61. While about one-third of Ashland's capital expenditures during this period were in Ashland Petroleum, its percent of the total expenditures has declined every year since 1991. Capital expenditures by the related energy and chemical businesses accounted for almost two-thirds of the total expenditures during the last three years, increasing from 59% in 1994 to 72% in 1996.

(Bar graph appears in the left margin comparing property additions for fiscal 1994, 1995 and 1996. The graph shows the breakdown between Ashland's petroleum and energy and chemical related businesses.)

Long-term borrowings provided funds of $475 million since 1993, including the issuance of $395 million of medium-term notes and $75 million of pollution-control bonds. The proceeds from these long-term borrowings were used to retire $266 million of long-term debt (scheduled maturities as well as refundings to reduce interest costs) and to partially fund acquisitions. Cash flows were supplemented as necessary by the issuance of short-term notes and commercial paper.

(Bar graph appears in the left margin comparing debt as a percent of capital employed for fiscal 1994, 1995 and 1996.)

Acquisitions (including operations acquired through the issuance of $41 million of Ashland common stock in 1995) amounted to $516 million since 1993. Such acquisitions include $212 million for certain operations of Aristech Chemical Corporation and numerous smaller chemical companies, $118 million for additional interests in Ashland Coal, $69 million for Zerex and Valvoline's European distributorships, $68 million for Appalachian natural gas producing properties and $42 million for various construction companies. Proceeds from the sale of operations generated $73 million during the last three years, including the divestiture of APAC's Arizona operations.

Investment purchases, sales and maturities relate primarily to the turnover in the debt securities held by Ashland's captive insurance companies. The net cash inflow related to these transactions in the last three years principally reflects the decrease in the investment portfolios of these companies.

Working capital at September 30, 1996, was $461 million, and liquid assets (cash, cash equivalents and accounts receivable) amounted to 76% of current liabilities at that date. Ashland's working capital is significantly affected by its use of the LIFO method of inventory valuation, which valued inventories $474 million below their replacement costs at September 30, 1996.

CAPITAL RESOURCES

Ashland's capital employed at September 30, 1996, consisted of debt (49%), deferred income taxes (2%), minority interest (4%), convertible preferred stock (7%) and common stockholders' equity (38%). Debt as a percent of capital employed decreased from 53% at the end of 1995, reflecting strong cash flows from operations during 1996 and the net proceeds from the Columbia settlement. Long-term debt at September 30, 1996, included $48 million of floating-rate debt, and the interest rates on an additional $510 million of fixed-rate debt were converted to floating rates through interest rate swap agreements. As a result, interest costs in 1997 will fluctuate based on short-term interest rates on $558 million of Ashland's consolidated long-term debt, as well as on any short-term notes and commercial paper.

During fiscal 1997, Ashland anticipates capital expenditures of approximately $525 million. Ashland Petroleum's capital expenditures are expected to amount to about $175 million, of which nearly $50 million is committed to the continued expansion of the Ashland branded program and petrochemical production at the division's Catlettsburg refinery. The remaining $350 million of projected capital expenditures are directed to growth opportunities in Ashland's related energy and chemical businesses. Ashland anticipates meeting its 1997 capital requirements for property additions and dividends from internally generated funds.

At September 30, 1996, Ashland could issue up to an additional $49 million in common stock under a shelf registration. During 1995, 1.4 million shares were issued under this registration, generating net proceeds to Ashland of $51 million. No shares were issued under this registration during 1996.

ENVIRONMENTAL MATTERS

Federal, state and local laws and regulations relating to the protection of the environment have resulted in higher operating costs and capital investments by the industries in which Ashland operates. Because of the
continuing   trends  toward  greater   environmental   awareness  and  ever
increasing regulations, Ashland believes that expenditures for environmental compliance will continue to have a significant effect on its businesses. Although it cannot accurately predict how such trends will affect future operations and earnings, Ashland believes the nature and significance of its ongoing compliance costs will be comparable to those of its competitors in the petroleum, chemical and extractive industries.

Capital expenditures for air, water and solid waste control facilities amounted to $40 million in 1996, $44 million in 1995 and $63 million in 1994. Based on current environmental regulations, Ashland anticipates such capital expenditures will amount to about $25 million in 1997. Ashland's environmental remediation and compliance expenditures amounted to $158 million in 1996, $151 million in 1995 and $140 million in 1994, and are expected to be in the range of $160 million in 1997. Such compliance expenditures do not include the costs of additives, such as MTBE and ethanol, used to meet reformulated gasoline and oxygenated fuel requirements.

Environmental reserves are subject to considerable uncertainties that affect Ashland's ability to estimate its share of the ultimate costs of required remediation efforts. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. As a result, charges to income for environmental liabilities could have a material effect on results of operations in a particular quarter or fiscal year as assessments and remediation efforts proceed or as new remediation sites are identified. However, such charges are not expected to have a material adverse effect on Ashland's consolidated financial position, cash flow or liquidity.

During 1996, the U. S. Environmental Protection Agency (EPA) notified Ashland that its three refineries would be subject to a comprehensive inspection of compliance with federal environmental laws and regulations. The inspections of two of the refineries have been completed and the third inspection is expected to be completed before the end of this calendar year. Such inspections could result in sanctions, monetary penalties and further remedial expenditures. Also during 1996, Ashland arranged for an independent review of environmental compliance at its three refineries by an outside consulting firm, self-reported to the EPA a number of issues of non-compliance with applicable laws or regulations, and commenced a program to address these matters. Ashland is not in a position to determine what actions, if any, may be instituted and is similarly uncertain at this time what additional remedial actions may be required or costs incurred. However, this matter is not expected to have a material adverse effect on Ashland's consolidated financial position.

OUTLOOK

Although refining margins are expected to remain volatile, key external factors look promising for the refining industry. The industry is currently operating at a high rate of capacity, with gasoline and distillate inventories down from last year's levels at this time. The economy is reasonably strong, inflation appears to be under control, and economic growth continues at a modest pace. In addition, petroleum product demand is expected to continue increasing over 1% annually for the rest of the decade. Such increases reflect a leveling of fuel efficiency in the passenger car fleet, increasing sales of light-truck and sport-utility vehicles which average fewer miles per gallon than passenger cars, and an increasing number of vehicle miles traveled.

Ashland Petroleum continues to strengthen its position in refining by enhancing its production of higher-value products through projects like the expansion of its Catlettsburg petrochemical complex, reducing its operating expenses and increasing its volumes sold under company brands. While SuperAmerica continues to expand its retail network, Ashland Petroleum is also increasing controlled gasoline sales through its branded jobber/distributor marketing program. Under that program, 485 retail locations were operating at September 30, 1996, and an additional 146 locations are committed to join the program in 1997. SuperAmerica(R) and Ashland(R) brand expansions should increase controlled volumes to more than 65% of refinery gasoline production by 2001, providing deeper market penetration in key Midwest markets, strengthening margins and reducing Ashland Petroleum's dependence on wholesale markets.

Although Ashland is committed to improving profitability from its refining operations, management believes its greatest opportunities for growth are found within its related energy and chemical businesses. Although SuperAmerica now plans to scale back its new store program to some extent in response to excess capacity in certain markets, the division still expects to build about 150 new retail locations over the next five years, and selectively expand its partnership program with fast-food chains. The new stores should increase SuperAmerica's share in strategic markets where it is already a leader.

Ashland Inc. and Subsidiaries
Management's Discussion and Analysis

Ashland Chemical and APAC will pursue growth through internal efforts and selective acquisitions. Ashland Chemical will continue to emphasize integrated marketing and distribution efforts, targeting its North American customers and a growing international sales base. Investments in acquisitions will also continue as attractive opportunities to add volume, technologies, market coverage or a worldwide presence are identified. Continued federal infrastructure funding and an expanding economy should continue to benefit APAC's efforts to build market position in existing markets and reduce costs. APAC's construction backlog amounted to $647 million at September 30, 1996 and is expected to contain margins comparable to those included in last year's backlog. Although this backlog reflects modest decreases in both the public and private sectors, the reductions are not expected to have a significant effect on APAC's results for 1997.

Valvoline will focus on the continued integration of recent growth efforts, reducing costs and improving return on investment, while pursuing international growth through aggressive marketing and joint ventures. R-12 margins are expected to remain strong through 1997, but most of Valvoline's R-12 inventories will likely be depleted by the end of that year. Domestic sales volumes of higher-margin packaged lubricants serving the "do-it-yourself" market will likely continue to give ground to lower-margin bulk sales to the "do-it-for-me" market. However, sales of automotive chemicals and international sales of lubricants are expected to provide continued growth opportunities.

Ashland Exploration's natural gas production in 1997 is expected to increase as the Vermilion field in the Gulf of Mexico comes on stream. Continued development of the Nigerian producing properties is expected to extend the useful lives of those fields. Development of the new offshore Nigerian properties is expected to commence in 1997, but production will not begin until at least 1998.

Ashland Coal's results for 1997 are expected to benefit from numerous steps which have been taken or are underway at its mines to offset the effects of the coal sales contracts which expired in December 1995. During the September 1996 quarter, Ashland Coal completed the relocation of a dragline to a mine with better geology. In addition, operations have begun in a new area at another mine where the overburden ratios are more favorable. The repositioning of a dragline at that mine to this area around the end of calendar 1996 will provide additional benefits. Arch Mineral is expected to continue benefiting from the restructuring of its operations which occurred in 1995. While Arch will likely continue having difficulty marketing its high-sulfur Illinois coal, it is working to increase its low-sulfur coal production, reduce its costs and improve its market position. A low cost structure is vital to both Ashland Coal and Arch Mineral, since they will have an ever increasing exposure to competition from coal produced in other regions of the U.S. and to the competitive pressures brought about by utility deregulation. Ashland Coal and Arch Mineral have jointly announced that they have resumed merger discussions. While Ashland believes a merger would offer considerable synergies, Ashland cannot predict whether a merger will occur.

EFFECTS OF INFLATION AND CHANGING PRICES

Ashland's financial statements are prepared on the historical cost method of accounting and, as a result, do not reflect changes in the dollar's purchasing power. Although annual inflation rates have been low in recent years, Ashland's results are still affected by the cumulative inflationary trend from prior years.

In the capital-intensive industries in which Ashland operates, replacement costs for its properties would generally exceed their historical costs. Accordingly, depreciation, depletion and amortization expense would be greater if it were based on current replacement costs. However, since replacement facilities would reflect technological improvements and changes in business strategies, such facilities would be expected to be more productive than existing facilities, mitigating the increased expense.

Ashland uses the last-in, first-out (LIFO) method to value a substantial portion of its inventories to provide a better matching of revenues with current costs. However, LIFO values such inventories below their replacement costs.

Monetary assets (such as cash, cash equivalents and accounts receivable) lose purchasing power as a result of inflation, while monetary liabilities (such as accounts payable and indebtedness) result in a gain, because they can be settled with dollars of diminished purchasing power. Ashland's monetary liabilities exceed its monetary assets, which results in net purchasing power gains and provides a hedge against the effects of future inflation.

FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including various information within the Capital Resources and Outlook sections. Although Ashland believes that its expectations are based on reasonable assumptions, it cannot assure that the expectations contained in such statements will be achieved. Important factors which could cause actual results to differ materially from those contained in such statements are discussed in Note A to the Consolidated Financial Statements under risks and uncertainties. Other factors and risks affecting Ashland's revenues and operations are contained in Ashland's Form 10-K for the fiscal year ended September 30, 1996, which is on file with the Securities and Exchange Commission.

Ashland Inc. and Subsidiaries
Statements of Consolidated Income

Years Ended September 30

(In millions except per share data)                                   1996                      1995                   1994
----------------------------------------------------------------------------------------------------------------------------
REVENUES
Sales and operating revenues (including excise taxes)              $13,130                   $12,167                $10,334
Other                                                                  155                        72                     48
----------------------------------------------------------------------------------------------------------------------------
                                                                    13,285                    12,239                 10,382
COSTS AND EXPENSES
Cost of sales and operating expenses                                10,151                     9,286                  7,742
Excise taxes on products and merchandise                               985                       988                    877
Selling, general and administrative expenses                         1,291                     1,280                  1,088
Depreciation, depletion and amortization                               402                       487                    308
----------------------------------------------------------------------------------------------------------------------------
                                                                    12,829                    12,041                 10,015
----------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                       456                       198                    367
OTHER INCOME (EXPENSE)
Interest expense (net of interest income) - Notes A and E             (169)                     (171)                  (117)
Equity income - Note C                                                  24                         7                     22
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interest                       311                        34                    272
Income taxes - Note I                                                  (92)                       13                    (75)
Minority interest in earnings of subsidiaries                           (8)                      (23)                     -
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                             211                        24                    197
Dividends on convertible preferred stock                               (19)                      (19)                   (19)
----------------------------------------------------------------------------------------------------------------------------
INCOME AVAILABLE TO COMMON SHARES                                  $   192                   $     5                $   178
============================================================================================================================
EARNINGS PER SHARE - NOTE A
Primary                                                            $  2.97                   $   .08                $  2.94
Assuming full dilution                                             $  2.82                   $   .08                $  2.79
AVERAGE COMMON SHARES AND EQUIVALENTS OUTSTANDING
Primary                                                                 65                        62                     61
Assuming full dilution                                                  77                        63                     72
----------------------------------------------------------------------------------------------------------------------------



See Notes to Consolidated Financial Statements.


Ashland Inc. and Subsidiaries
Consolidated Balance Sheets

September 30

(In millions)                                                                        1996                       1995
---------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents - Note A                                                 $   77                     $   52
Accounts receivable (less allowances for doubtful accounts of
    $27 million in 1996 and $25 million in 1995)                                    1,666                      1,575
Construction completed and in progress - at contract prices                            50                         42
Inventories - Note A                                                                  736                        726
Deferred income taxes - Note I                                                        112                         90
Other current assets                                                                   99                         90
---------------------------------------------------------------------------------------------------------------------
                                                                                    2,740                      2,575

INVESTMENTS AND OTHER ASSETS
Investments in and advances to unconsolidated affiliates - Note C                     157                        145
Investments of captive insurance companies - Note A                                   178                        192
Cost in excess of net assets of companies acquired (less accumulated
  amortization of $43 million in 1996 and $35 million in 1995)                        120                        107
Other noncurrent assets                                                               359                        403
---------------------------------------------------------------------------------------------------------------------
                                                                                      814                        847

PROPERTY, PLANT AND EQUIPMENT
Cost
   Petroleum                                                                        2,881                      2,860
   SuperAmerica                                                                       514                        488
   Valvoline                                                                          312                        294
   Chemical                                                                           818                        737
   APAC                                                                               626                        566
   Coal                                                                               980                        972
   Exploration (successful efforts method)                                          1,089                      1,011
   Corporate                                                                          154                        150
---------------------------------------------------------------------------------------------------------------------
                                                                                    7,374                      7,078
Accumulated depreciation, depletion and amortization                               (3,659)                    (3,508)
---------------------------------------------------------------------------------------------------------------------
                                                                                    3,715                      3,570
---------------------------------------------------------------------------------------------------------------------
                                                                                   $7,269                     $6,992
=====================================================================================================================


See Notes to Consolidated Financial Statements.


(In millions)                                                                        1996                         1995
-----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Debt due within one year
   Notes payable to financial institutions                                         $  117                       $  186
   Commercial paper                                                                     -                           15
   Current portion of long-term debt                                                   86                           71
Trade and other payables                                                            2,044                        1,778
Income taxes                                                                           32                           44
-----------------------------------------------------------------------------------------------------------------------
                                                                                    2,279                        2,094
NONCURRENT LIABILITIES
Long-term debt (less current portion) - Notes D and E                               1,784                        1,828
Employee benefit obligations - Note J                                                 613                          613
Reserves of captive insurance companies                                               166                          169
Deferred income taxes - Note I                                                         64                           49
Other long-term liabilities and deferred credits                                      375                          405
Commitments and contingencies - Notes E, H and K
-----------------------------------------------------------------------------------------------------------------------
                                                                                    3,002                        3,064

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES                                        174                          179

STOCKHOLDERS'  EQUITY - Notes D, L and M
Preferred  stock, no par value, 30 million shares authorized
   Convertible preferred stock, 6 million shares issued, $300 million
      liquidation value                                                               293                          293

Common stockholders' equity
   Common stock, par value $1.00 per share
      Authorized - 150 million shares
      Issued - 64 million shares in 1996 and 1995                                      64                           64
   Paid-in capital                                                                    280                          256
   Retained earnings                                                                1,185                        1,063
   Loan to leveraged employee stock ownership plan (LESOP)                              -                          (11)
   Other                                                                               (8)                         (10)
-----------------------------------------------------------------------------------------------------------------------
Total common stockholders' equity                                                   1,521                        1,362
-----------------------------------------------------------------------------------------------------------------------
                                                                                    1,814                        1,655
-----------------------------------------------------------------------------------------------------------------------
                                                                                   $7,269                       $6,992
=======================================================================================================================


Ashland Inc. and Subsidiaries
Statements of Consolidated Common Stockholders' Equity

                                                                                                  Prepaid
                                                   Common    Paid-in    Retained   Loan to   contribution
(In millions)                                       stock    capital    earnings     LESOP       to LESOP    Other        Total
--------------------------------------------------------------------------------------------------------------------------------

BALANCE AT OCTOBER 1, 1993                            $60       $143      $1,008      $(33)           $(6)    $(10)      $1,162
Net income                                                                   197                                            197
Dividends
    Preferred stock                                                          (19)                                           (19)
    Common stock, $1.00 a share                                              (60)                                           (60)
Issued common stock under
    stock incentive plans                               1         16                                                         17
Allocation of LESOP shares
    to participants                                                                                     6                     6
Other changes                                                                                                   (1)          (1)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1994                          61        159       1,126       (33)             -      (11)       1,302
Net income                                                                    24                                             24
Dividends
   Preferred stock                                                           (19)                                           (19)
   Common stock, $1.10 a share                                               (68)                                           (68)
Issued common stock under
   Share offering program                               2         49                                                         51
   Acquisition of operations
      of other companies                                1         40                                                         41
   Stock incentive plans                                           7                                                          7
LESOP loan repayments                                                                   22                                   22
Other changes                                                      1                                             1            2
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995                          64        256       1,063       (11)             -      (10)       1,362
Net income                                                                   211                                            211
Dividends
   Preferred stock                                                           (19)                                           (19)
   Common stock, $1.10 a share                                               (70)                                           (70)
Issued common stock under
    Stock incentive plans                                         18                                                         18
    Employee savings plan                                          6                                                          6
LESOP loan repayments                                                                   11                                   11
Other changes                                                                                                    2            2
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996                         $64       $280      $1,185      $  -            $ -     $ (8)      $1,521
================================================================================================================================

See Notes to Consolidated Financial Statements.



Ashland Inc. and Subsidiaries
Statements of Consolidated Cash Flows
Years Ended September 30

(In millions)                                                                        1996              1995                 1994
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS
Net income                                                                           $211             $  24                $ 197
Expense (income) not affecting cash
   Depreciation, depletion and amortization                                           402               487                  308
   Deferred income taxes                                                               (6)              (73)                   2
   Other noncash items                                                                 35                33                   22
Change in operating assets and liabilities(1)                                         125                29                  (75)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                      767               500                  454
CASH FLOWS FROM FINANCING
Proceeds from issuance of long-term debt                                               68               330                   77
Proceeds from issuance of capital stock                                                16                55(2)                17
Loan repayment from leveraged employee stock ownership plan                            11                22                    -
Repayment of long-term debt                                                           (97)              (60)                (109)
Increase (decrease) in short-term debt                                                (84)               38                   (5)
Dividends paid                                                                        (93)              (92)                 (79)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     (179)              293                  (99)
CASH FLOWS FROM INVESTMENT
Additions to property, plant and equipment                                           (510)             (444)                (376)
Purchase of operations - net of cash acquired                                         (86)             (327)(2)              (62)
Proceeds from sale of operations                                                        4                10                   59
Investment purchases(3)                                                              (455)             (725)                (335)
Investment sales and maturities(3)                                                    491               704                  335
Other - net                                                                            (7)                1                   23
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     (563)             (781)                (356)
---------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       25                12                   (1)
Cash and cash equivalents - beginning of year                                          52                40                   41
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                                              $ 77             $  52                $  40
=================================================================================================================================
DECREASE (INCREASE) IN OPERATING ASSETS(1)
Accounts receivable                                                                  $(80)            $(112)               $(153)
Construction completed and in progress                                                 (8)               13                   (3)
Inventories                                                                            (3)              (63)                 (45)
Refundable income taxes                                                                (2)                -                    -
Deferred income taxes                                                                   6                (7)                   -
Other current assets                                                                   (1)               12                   (7)
Investments and other assets                                                           10                31                   15
INCREASE (DECREASE) IN OPERATING LIABILITIES(1)
Trade and other payables                                                              251               169                   95
Income taxes                                                                          (12)                4                  (10)
Noncurrent liabilities                                                                (36)              (18)                  33
---------------------------------------------------------------------------------------------------------------------------------
CHANGE IN OPERATING ASSETS AND LIABILITIES                                           $125             $  29                $ (75)
=================================================================================================================================
(1) Excludes changes resulting from operations acquired or sold.
(2) Excludes $41 million of common stock issued in acquisitions.
(3) Represents primarily investment transactions of captive insurance companies.




See Notes to Consolidated Financial Statements.

Ashland Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE A - SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Ashland and its majority-owned subsidiaries. Investments in joint ventures and 20% to 50% owned affiliates are accounted for on the equity method. Since Ashland Coal, Inc. was consolidated in 1996 and 1995 and accounted for on the equity method in 1994 (see Note F), the comparability of various amounts included in Ashland's consolidated financial statements and the accompanying notes are affected.

RISKS AND UNCERTAINTIES

The preparation of Ashland's consolidated financial statements in conformity with generally accepted accounting principles requires Ashland's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items subject to such estimates and assumptions include the carrying value of property, plant and equipment, environmental reserves, income recognized under construction contracts, and the ultimate realization of deferred tax assets, among other items. Actual results could differ from the estimates and assumptions used.

Ashland's operations are affected by domestic and international political, legislative, regulatory and legal actions. Such actions may include changes in the policies of the Organization of Petroleum Exporting Countries or other developments involving or affecting oil-producing countries, including military conflict, embargoes, internal instability or actions or reactions of the government of the United States in anticipation of, or in response to, such actions.

Domestic and international economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, as well as changes in the availability or prices of crude oil, natural gas and petroleum products, can have a significant effect on Ashland's operations. While Ashland maintains reserves for anticipated liabilities and carries various levels of insurance, Ashland could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings relating to environmental or other matters. In addition, climate and weather can significantly affect Ashland in several of its operations, such as its construction, natural gas, heating oil and coal businesses.

INVENTORIES

(In millions)                                                   1996                                      1995
---------------------------------------------------------------------------------------------------------------
Crude oil                                                       $336                                      $285
Petroleum products                                               323                                       284
Chemicals                                                        342                                       315
Other products                                                   146                                       176
Materials and supplies                                            63                                        66
Excess of replacement costs over LIFO carrying values           (474)                                     (400)
---------------------------------------------------------------------------------------------------------------
                                                                $736                                      $726
===============================================================================================================

Crude oil, petroleum products, chemicals and other products with a replacement cost of approximately $834 million at September 30, 1996, and $741 million at September 30, 1995, are valued using the last-in, first-out
(LIFO) method. The remaining inventories are stated generally at the lower of cost (using the first-in, first-out [FIFO] or average cost method) or market.

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

Estimated costs of major refinery turnarounds are accrued, while other maintenance and repair costs are expensed as incurred. Maintenance and repair expense amounted to $362 million in 1996, $355 million in 1995 and $279 million in 1994.

ENVIRONMENTAL COSTS

Accruals for environmental costs are recognized when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Such costs are charged to expense if they relate to the remediation of conditions caused by past operations or are not expected to mitigate or prevent contamination from future operations. Accruals are recorded at undiscounted amounts based on experience, assessments and current technology without regard to any third-party recoveries and are regularly adjusted as environmental assessments and remediation efforts proceed.

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

DERIVATIVE INSTRUMENTS

Ashland uses commodity futures contracts to reduce its exposure to changing prices for crude oil, petroleum products and natural gas, and uses forward exchange contracts to hedge certain risks associated with changing foreign currency exchange rates. Gains and losses on commodity contracts are accounted for as part of the transactions or activities being hedged. Gains and losses on forward exchange contracts that hedge assets, liabilities or firm commitments are recognized when the related items being hedged are settled. Gains and losses on contracts hedging anticipated foreign currency transactions are reflected in income in the period the change occurs. In the Statements of Consolidated Cash Flows, Ashland reports the cash flows resulting from its hedging activities in the same category as the related item that is being hedged.

Ashland uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Periodic settlements under the swap agreements are recognized as adjustments of interest expense for the related periods.

STOCK INCENTIVE PLANS

In October 1995, the Financial Accounting Standards Board issued Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation." With respect to accounting for its stock options, as permitted under FAS 123, Ashland intends to retain the intrinsic value method currently used as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Ashland will provide disclosures in accordance with FAS 123 when FAS 123 is adopted in fiscal 1997.

ACCOUNTING CHANGES

Effective September 30, 1995, Ashland adopted Financial Accounting Standards Board Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result, Ashland recorded charges of $83 million (included in depreciation, depletion and amortization) to write down certain assets to their fair values. These assets included an idle unit at Ashland Petroleum's Catlettsburg refinery, certain unused crude oil gathering pipelines of Scurlock Permian, various petroleum product marketing properties to be sold or shut down, and various other assets. Fair values were based upon appraisals or estimates of discounted future cash flows. Operating income was reduced for each of the affected segments as follows: Petroleum ($68 million); Valvoline ($3 million); Chemical ($4 million); Exploration ($4 million); and general corporate expenses ($4 million). In addition, Arch Mineral adopted FAS 121 and recorded a charge to write down certain idle facilities, decreasing Ashland's equity income by $3 million. The adoption of FAS 121 reduced Ashland's net income for 1995 by $54 million or $.86 per share.

OTHER

Cash equivalents include highly liquid investments maturing within three months after purchase. Investments of captive insurance companies are primarily foreign corporate and government debt obligations and are carried at market value plus accrued interest.

Income related to construction contracts is generally recognized by the units-of-production method, which is a variation of the percentage-of-completion method. Any anticipated losses on such contracts are charged against operations as soon as such losses are estimable.

Costs in excess of net assets of companies acquired are amortized by the straight-line method over periods generally ranging from 10 to 40 years, with an average remaining life of 13 years.

Research and development costs are expensed as incurred ($27 million in 1996, $24 million in 1995 and $23 million in 1994).

Interest is capitalized on projects  where  construction  of an asset takes
considerable  time  and  involves  substantial  expenditures.   Capitalized
interest was not significant during the last three years.

Certain prior year amounts have been reclassified in the consolidated financial statements to conform with 1996 classifications.

NOTE B - INFORMATION BY INDUSTRY SEGMENT

Ashland's operations are conducted primarily in the United States and are managed along industry segments, which include Petroleum, SuperAmerica, Valvoline, Chemical, APAC, Coal and Exploration. Information by industry segment is shown on Pages 60 and 61.

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

Valvoline is a marketer of automotive and industrial oils, automotive chemicals, antifreeze, filters, rust preventives and coolants, with sales in more than 140 countries. In addition, Valvoline is engaged in the "fast oil change" business through outlets operating under the Valvoline Instant Oil Change(R) and Valvoline Rapid Oil Change(R) names and provides environmental services for the collection of used oil, antifreeze and filters.

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

APAC performs contract construction work, including highway paving and repair, excavation and grading, and bridge and sewer construction. APAC also produces asphaltic and ready-mix concrete, crushed stone and other aggregate, concrete block and certain specialized construction materials in 13 southern states.

Coal operations are conducted by 56% owned, publicly traded Ashland Coal, Inc., which produces low-sulfur bituminous coal in central Appalachia for sale to domestic and foreign electric utility and industrial markets. Ashland also holds a 50% equity interest in Arch Mineral Corporation (see Note C). Arch Mineral produces metallurgical and steam coal from surface and deep mines in Illinois, Kentucky, Virginia, West Virginia and Wyoming for sale to utility and steel companies. Both Ashland Coal and Arch Mineral market coal mined by independent producers.

Exploration operations are conducted by Ashland Exploration, which is engaged in crude oil and natural gas production in the Appalachian Basin and Gulf Coast areas of the United States and crude oil production in Nigeria.

Certain information with respect to foreign operations follows.

                                    Total assets                                            Income before income taxes
                       --------------------------                   --------------------------------------------------
(In millions)          1996                 1995                    1996                   1995                   1994
----------------------------------------------------------------------------------------------------------------------
Foreign operations
  Petroleum            $ 70                  $ 30                    $ 3                    $ 4                    $ 1
  Valvoline             127                   124                      4                      3                     10
  Chemical              327                   302                     41                     42                     28
  Exploration            98                    36                     11                      9                     22
-----------------------------------------------------------------------------------------------------------------------
                       $622                  $492                    $59                    $58                    $61
=======================================================================================================================


NOTE C - UNCONSOLIDATED AFFILIATES

Affiliated companies accounted for on the equity method include: Arch Mineral Corporation (a 50% owned coal company); LOOP INC. and LOCAP INC. (18.6% and 21.4% owned corporate joint ventures operating a deepwater offshore port and related pipeline facilities in the Gulf of Mexico); and various other companies. Prior to 1995, Ashland Coal, Inc. was less than 50% owned and accounted for on the equity method (see Note F). Summarized financial information reported by these affiliates and a summary of the amounts recorded in Ashland's consolidated financial statements follow. Ashland's retained earnings include $106 million of undistributed earnings from unconsolidated affiliates accounted for on the equity method.

                                             Ashland        Arch Mineral      LOOP INC. and
(In millions)                              Coal, Inc.        Corporation         LOCAP INC.         Other              Total
----------------------------------------------------------------------------------------------------------------------------
SEPTEMBER 30, 1996
Financial position
   Current assets                                                  $ 165             $   28         $ 265
   Current liabilities                                              (142)               (82)         (151)
                                                             ---------------------------------------------
   Working capital                                                    23                (54)          114
   Noncurrent assets                                                  752               613           225
   Noncurrent liabilities                                            (646)             (489)         (107)
                                                             ---------------------------------------------
   Stockholders' equity                                             $ 129            $   70         $ 232
                                                             =============================================
Results of operations
   Sales and operating revenues                                     $ 727            $  117         $ 846
   Gross profit                                                        98                38           214
   Net income                                                          27                 8            28
Amounts recorded by Ashland
   Investments and advances                                            73                13            71              $ 157
   Equity income                                                       13                 2             9                 24
   Dividends received                                                   -                 -             7                  7
----------------------------------------------------------------------------------------------------------------------------
SEPTEMBER 30, 1995
Financial position
   Current assets                                                   $ 148            $   27         $ 238
   Current liabilities                                               (134)              (91)         (130)
                                                             ---------------------------------------------
   Working capital                                                     14               (64)          108
   Noncurrent assets                                                  790               633           202
   Noncurrent liabilities                                            (693)             (506)         (101)
                                                             ---------------------------------------------
   Stockholders' equity                                             $ 111            $   63         $ 209
                                                             =============================================
Results of operations
   Sales and operating revenues                                     $ 714            $  119         $ 775
   Gross profit                                                        50                36           193
   Net income (loss)                                                   (8)(1)             4            29
Amounts recorded by Ashland
   Investments and advances                                            63                12            70              $ 145
   Equity income (loss)                                                (4)                1            10                  7
   Dividends received                                                   3                 1             8                 12
----------------------------------------------------------------------------------------------------------------------------
SEPTEMBER 30, 1994
Results of operations
   Sales and operating revenues                $ 561                $ 641             $ 149         $ 701
   Gross profit                                   71                   60                54           172
   Net income                                     17                   14                15            14

Amounts recorded by Ashland
   Equity income                                   6                    7                 3             6              $  22
   Dividends received                              3                    -                 -             5                  8
----------------------------------------------------------------------------------------------------------------------------

(1)Includes a charge of $12 million resulting from asset impairment write-downs under FAS 121 and provisions for early retirement and restructuring programs.


NOTE D - LONG-TERM DEBT

(In millions)                                                           1996                         1995
---------------------------------------------------------------------------------------------------------
Senior debt of Ashland
   Medium-term notes, due 1997-2025, interest at an average rate
   of 8.4% at September 30, 1996 (5.8% to 10.4%)                      $  909                       $  895
   8.80% debentures, due 2012                                            250                          250
   11.125% sinking fund debentures, due 2017                             200                          200
   Pollution control and industrial revenue bonds, due
      1998-2022, interest at an average rate of 6.4%
      at September 30, 1996 (3.7% to 7.4%)                               227                          217
   Other                                                                   3                           33
---------------------------------------------------------------------------------------------------------
                                                                       1,589                        1,595
6.75% convertible subordinated debentures, due 2014,
   convertible into common stock at $51.34 per share                     124                          124
Debt of Ashland Coal, Inc. not guaranteed by Ashland
   9.78% senior notes, due 1997-2000                                     101                          101
   9.66% senior notes, due 2001-2006                                      54                           54
   Other                                                                   2                           25
---------------------------------------------------------------------------------------------------------
                                                                       1,870                        1,899
Current portion of long-term debt                                        (86)                         (71)
---------------------------------------------------------------------------------------------------------
                                                                      $1,784                       $1,828
=========================================================================================================

Aggregate maturities of long-term debt are $86 million in 1997, $85 million in 1998, $73 million in 1999, $66 million in 2000 and $89 million in 2001. Excluded from such maturities are $38 million of floating-rate pollution control and industrial revenue bonds, due between 2003 and 2009. These bonds are subject to early redemptions at the bondholders' option, but generally not before 1998.

Ashland has a revolving credit agreement which expires on February 9, 2000, providing for up to $320 million in borrowings, under which no borrowings were outstanding at September 30, 1996. In addition, Ashland Coal has revolving credit agreements which expire on November 15, 1999, providing for up to $500 million in borrowings, of which $25 million was in use at September 30, 1996.

Certain debt agreements contain covenants restricting dividends, share repurchases and other distributions with respect to Ashland's capital stock, as well as covenants limiting new borrowings. At September 30, 1996, distributions with respect to Ashland's capital stock were restricted to $793 million and additional debt was limited to $1.4 billion.

Interest payments on all indebtedness amounted to $175 million in 1996, $163 million in 1995 and $119 million in 1994. The weighted average interest rate on short-term borrowings outstanding was 5.9% at September 30, 1996, and 6.0% at September 30, 1995.

NOTE E - FINANCIAL INSTRUMENTS
COMMODITY HEDGES

Ashland Petroleum selectively uses commodity futures contracts to reduce its exposure to certain risks inherent within its refining business. Such contracts are used principally to hedge the value of intransit crude oil cargoes, hedge exposure under fixed-price sales contracts, obtain higher prices for crude oil sold by Scurlock Permian, protect against margin compression caused by increasing crude oil prices, take advantage of attractive refining margins and lock in prices on a portion of the natural gas fuel needs of the refineries. Ashland Exploration also selectively uses futures contracts to reduce price volatility and lock in favorable sales prices for future production of natural gas and crude oil. In addition, trading in commodity futures contracts is a natural extension of cash market trading and is occasionally used as an alternate method of obtaining or selling crude oil and petroleum products to balance physical barrel activity. The fair value of open commodity contracts was not significant at September 30, 1996 and 1995.

FOREIGN CURRENCY HEDGES

Ashland uses forward exchange contracts to hedge certain significant foreign currency transaction exposures of its operations. Forward exchange contracts are used to hedge foreign currency-denominated accounts receivable and payable. Any investments of Ashland's captive insurance companies in foreign currency-denominated debt obligations are also hedged. In addition, Ashland from time to time will enter into forward exchange contracts to establish with certainty the functional currency amount of future firm commitments denominated in other currencies, as well as hedge against the effects of changing exchange rates on anticipated foreign currency transactions. The fair value of open forward exchange contracts was not significant at September 30, 1996 and 1995.

INTEREST RATE SWAPS

Ashland uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. At September 30, 1996, Ashland had unleveraged swap agreements with a notional principal amount of $510 million which were used to convert fixed rates on certain debt, including the 8.80% debentures and various medium-term notes, to variable rates. The variable rates are generally adjusted quarterly or semiannually based on London Interbank Offered Rates (LIBOR), but may be fixed for longer terms using forward rate agreements. Notional amounts do not quantify risk or represent assets or liabilities of Ashland, but are used in the determination of cash settlements under the agreements. Ashland is exposed to credit losses from counterparty nonperformance, but does not anticipate any losses from its agreements, all of which are with major financial institutions.

At September 30, 1996, Ashland was receiving a weighted-average fixed interest rate of 5.9% and paying a weighted-average variable interest rate of 5.7%, calculated on the notional amount. Interest expense was reduced by $2 million in 1996, an insignificant amount in 1995 and $9 million in 1994 resulting from settlements under these agreements. Under its current swap agreements, Ashland's annual interest expense in 1997 will change by about $5 million for each 1% change in LIBOR. The terms remaining on Ashland's swaps range from 8 to 68 months, with a weighted-average remaining life of 32 months.

The carrying amounts and fair values of Ashland's significant financial instruments, including interest rate swaps, at September 30, 1996, and 1995 are shown below. The fair values of cash and cash equivalents, notes payable to financial institutions and commercial paper approximate their carrying amounts. The fair values of investments of captive insurance companies are based on quoted market prices plus accrued interest. The fair values of long-term debt are based on quoted market prices or, if market prices are not available, the present values of the underlying cash flows discounted at Ashland's incremental borrowing rates. The fair values of interest rate swaps are based on quoted market prices, which reflect the present values of the difference between estimated future variable-rate payments and future fixed-rate receipts.

                                                                             1996                                           1995
                                                   ------------------------------                  -----------------------------
                                                   Carrying                  Fair                  Carying                  Fair
(In millions)                                        amount                 value                   amount                 value
--------------------------------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                         $   77                $   77                  $   52                 $   52
   Investments of captive insurance companies           178                   178                     192                    192
Liabilities
   Notes payable to financial institutions and
      commercial paper                                  117                   117                     201                    201
   Long-term debt (including current portion)         1,870                 2,024                   1,899                  2,090
   Interest rate swaps                                    -                     4                       -                      5
--------------------------------------------------------------------------------------------------------------------------------

NOTE F - ACQUISITIONS AND DIVESTITURES
ACQUISITIONS

In February 1995, Ashland purchased from Saarbergwerke AG all of Ashland Coal's Class B Preferred Stock for $110 million. The purchase increased Ashland's ownership of Ashland Coal from 39% to 54%. As a result of this transaction, Ashland Coal was consolidated into Ashland's financial statements retroactive to October 1, 1994. Ashland's investment in Ashland Coal previously had been accounted for on the equity method. Ashland has continued to reinvest dividends from Ashland Coal in additional shares of its common stock, increasing its ownership in Ashland Coal to 56% as of September 30, 1996.

Also during 1995, Ashland acquired the unsaturated polyester resins, polyester distribution and maleic anhydride businesses of Aristech Chemical Corporation, the Zerex(R) antifreeze product line, the northern West Virginia assets of two natural gas producers, and various other chemical and construction businesses. These and several smaller acquisitions completed in various segments during the last three years were generally accounted for as purchases and did not have a significant effect on Ashland's consolidated financial statements.

DIVESTITURES

In 1994, Ashland sold APAC's Arizona operations. This and several smaller divestitures completed in various segments during the last three years did not have a significant effect on Ashland's consolidated financial statements.

NOTE G - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents quarterly financial information and per share data relative to Ashland's common stock.

Quarters ended                              December 31           March 31             June 30        September 30
------------------------------------------------------------------------------------------------------------------------
(In millions except per share data)
                                        1995(1)    1994      1996     1995      1996      1995      1996      1995(2)
------------------------------------------------------------------------------------------------------------------------
Sales and operating revenues          $3,079     $2,924    $3,072   $2,735    $3,481    $3,256    $3,500    $3,252
Operating income (loss)                  175         91        33        4       148       109       100        (7)
Net income (loss)                         87         35        (2)     (29)       80        48        46       (30)
Primary earnings (loss) per share       1.29        .50      (.11)    (.55)     1.16       .69       .64      (.55)
Common dividends per share              .275       .275      .275     .275      .275      .275      .275      .275
Market price per common share
    High                              36-1/2     39-7/8    39-1/2   35-5/8    44-1/8    38-3/8    40-1/4    35-3/8
    Low                               30-3/8     31-1/4    34-1/4   31-5/8    38-1/8    33-1/2        35        32
------------------------------------------------------------------------------------------------------------------------

(1) A gain resulting from the settlement of Ashland Exploration's claims in the bankruptcy reorganization of Columbia Gas Transmission and Columbia Gas Systems increased operating income by $73 million, net income by $48 million and earnings per share by $.74 in the quarter ended December 31, 1995.

(2) Charges for asset impairment write-downs under FAS 121 and early retirement and restructuring programs reduced operating income by $120 million, net income by $79 million and earnings per share by $1.25 in the quarter ended September 30, 1995.

NOTE H - LEASES AND OTHER COMMITMENTS
LEASES

Ashland and its subsidiaries are lessees in noncancelable leasing agreements for office buildings, warehouses, pipelines, transportation and marine equipment, storage facilities, retail outlets, manufacturing facilities and other equipment and properties which expire at various dates. Capitalized lease obligations are not significant and are included in long-term debt. Future minimum rental payments at September 30, 1996, and rental expense under operating leases follow.

(In millions)
------------------------------------------------------------------------------------------------------------------------
Future minimum rental payments              Rental expense                     1996        1995        1994
------------------------------------------------------------------------------------------------------------------------
1997                     $ 89
1998                       80               Minimum rentals
1999                       61                 (including rentals under
2000                       57                 short-term leases)               $160        $142        $113
2001                       45               Contingent rentals                   14          10          12
Later years               198               Sublease rental income              (17)        (18)        (12)
------------------------------------------------------------------------------------------------------------------------
                         $530                                                  $157        $134        $113
========================================================================================================================

In addition, Ashland Coal has entered into various noncancelable royalty lease agreements under which future minimum payments are approximately $23 million annually through 2001 and $190 million in the aggregate thereafter.

OTHER COMMITMENTS

Under agreements with LOOP and LOCAP (see Note C), Ashland is obligated, based upon its equity ownership, to provide a portion of the total debt service and defined operating and administrative costs of these joint ventures. This annual obligation is reduced by transportation charges paid by Ashland and by a pro rata portion of transportation charges paid by third parties who are not equity participants. If, after each obligor's requirements have been satisfied, the joint ventures are unable to meet cash requirements, Ashland is obligated to advance its pro rata share of the deficiency. All funds provided to these joint ventures are used as advances against future transportation charges. At September 30, 1996, substantially all advances made to LOOP and LOCAP by Ashland had been applied against transportation charges. Transportation charges incurred amounted to $16 million in 1996, $21 million in 1995 and $24 million in 1994. At September 30, 1996, Ashland's contingent liability for its share of the indebtedness of LOOP and LOCAP secured by throughput and deficiency agreements amounted to approximately $89 million.

Ashland Coal owns 17.5% of a joint venture operating a coal loading and storage facility at Newport News, Va. Venture partners are required to pay their share of the venture's costs in relation to their ownership (for fixed operating costs and debt service) or facility usage (for variable operating costs). Ashland Coal's share of such payments amounted to approximately $3 million annually in each of the last three years. Future payments for fixed operating costs and debt service are estimated to approximate $3 million annually through 2015 and $26 million in 2016. Additionally, Ashland is contingently liable for a guarantee relating to the office building partially occupied by Ashland Coal. At September 30, 1996, such obligation has a present value of approximately $7 million.

Ashland is contingently liable for up to $16 million of borrowings under a revolving credit agreement of AECOM Technology Corporation, an unconsolidated affiliate. Ashland's guaranteed portion of outstanding borrowings under this agreement amounted to $7 million at September 30, 1996.

NOTE I - INCOME TAXES
A summary of the provision for income taxes follows.

(In millions)                    1996                    1995                   1994
-------------------------------------------------------------------------------------
Current(1)
   Federal                        $74                    $ 38                   $ 56
   State                            7                      11                      8
   Foreign                         17                      11                      9
-------------------------------------------------------------------------------------
                                   98                      60                     73
Deferred                           (6)                    (73)                     2
-------------------------------------------------------------------------------------
                                  $92                    $(13)                  $ 75
=====================================================================================

(1) Income tax payments amounted to $110 million in 1996, $54 million in 1995 and $71 million in 1994.

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which give rise to significant deferred tax assets (liabilities) follow.

(In millions)                                                          1996                   1995
---------------------------------------------------------------------------------------------------
Employee benefit obligations                                           $251                   $250
Environmental, insurance and litigation reserves                        116                    111
Alternative minimum tax credit carryforwards                             77                     75
Uncollectible accounts receivable                                        19                     18
Compensated absences                                                     16                     15
Other items                                                              64                     62
------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                               543                    531
------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                          (450)                  (445)
Undistributed equity income                                             (18)                   (17)
Prepaid royalties                                                       (18)                   (17)
Coal supply agreements                                                   (9)                   (11)
------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                         (495)                  (490)
------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                 $ 48                   $ 41
========================================================================================================================

The U.S. and foreign components of income before income taxes and a reconciliation of the normal statutory federal income tax with the provision for income taxes follow.

(In millions)                                                           1996                     1995                     1994
-------------------------------------------------------------------------------------------------------------------------------
Income   before   income   taxes  and  minority interest
   United States                                                        $252                    $(24)                     $211
   Foreign                                                                59                      58                        61
-------------------------------------------------------------------------------------------------------------------------------
                                                                        $311                    $ 34                      $272
===============================================================================================================================
Income taxes computed at U.S. statutory rates                           $109                    $ 12                      $ 95
Increase (decrease) in amount computed resulting from
   Equity income                                                          (5)                      -                        (6)
   State income taxes                                                      4                       5                         6
   Net impact of foreign results                                          (4)                     (8)                       (8)
   Non-conventional fuel credit                                          (11)                    (10)                      (10)
   Percentage depletion allowance                                         (6)                    (14)                        -
   Other items                                                             5                       2                        (2)
-------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                            $ 92                    $(13)                     $ 75
===============================================================================================================================

The Internal Revenue Service (IRS) has examined Ashland's consolidated U.S. income tax returns through 1991. As a result of its examinations, the IRS has proposed adjustments, certain of which are being contested by Ashland. Ashland believes it has adequately provided for any income taxes and related interest which may ultimately be paid on contested issues.

NOTE J - EMPLOYEE BENEFIT PLANS
PENSION PLANS

Ashland sponsors pension plans which cover substantially all employees, other than union employees covered by multiemployer pension plans under collective bargaining agreements. Benefits under Ashland's plans generally are based on employees' years of service and compensation during the years immediately preceding their retirement. For certain plans, such benefits are expected to come in part from one-half of employees' leveraged employee stock ownership plan (LESOP) accounts. Ashland determines the level of contributions to its pension plans annually and contributes amounts within allowable limitations imposed by Internal Revenue Service regulations. Ashland contributed the maximum tax-deductible contributions to its pension plans during the last three years. The following tables detail the funded status of the plans and the components of pension expense. A discount rate of 8% and an assumed rate of salary increases of 5% were used in determining the actuarial present value of projected benefit obligations at September 30, 1996 (7.5% and 5% at September 30, 1995).

                                                                             1996                                   1995
                                                     Plans with        Plans with           Plans with        Plans with
                                               assets in excess     ABO in excess     assets in excess     ABO in excess
(In millions)                                            of ABO         of assets               of ABO         of assets
------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value (primarily listed
   stocks and bonds)                                       $360             $   -                 $ 14              $290
------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations (ABO)
   Vested                                                   284                29                   13               289
   Nonvested                                                 35                36                    1                69
------------------------------------------------------------------------------------------------------------------------

                                                            319                65                   14               358
------------------------------------------------------------------------------------------------------------------------
Plan assets less than (in excess of) ABO                    (41)               65(1)                 -                68(1)
Provision for future salary increases                       149                17                    1               162
Deferred pension costs                                      (10)              (15)                  (3)              (63)
------------------------------------------------------------------------------------------------------------------------
Net accrued (prepaid) pension costs(2)                    $  98              $ 67                $  (2)             $167
========================================================================================================================
Components of deferred pension costs
   Unrecognized transition gain (loss)                    $  10             $  (4)               $   -              $  9
   Unrecognized net loss                                     (9)              (34)                  (2)              (93)
   Unrecognized prior service costs                         (11)               (1)                  (1)               (9)
   Recognition of minimum liability                           -                24                    -                30
------------------------------------------------------------------------------------------------------------------------
                                                          $ (10)             $(15)               $  (3)            $ (63)
========================================================================================================================
(In millions)                                                                1996                 1995              1994
------------------------------------------------------------------------------------------------------------------------
Components of pension expense
   Service cost                                                              $ 32                 $ 23             $  24
   Interest cost                                                               40                   34                29
   Actual investment loss (gain) on plan assets                               (34)                 (51)                7
   Deferred investment gain (loss)(3)                                           6                   30               (27)
   Other amortization and deferral                                              3                    1                 4
   Enhanced retirement program pension cost                                     -                   15                 -
------------------------------------------------------------------------------------------------------------------------
                                                                             $ 47                 $ 52             $  37
========================================================================================================================

(1) Includes unfunded ABO of $65 million in 1996 and $62 million in 1995 for non-qualified supplemental pension plans.
(2) Amounts are recorded in various asset and liability accounts on Ashland's consolidated balance sheets.
(3) The expected long-term rate of return on plan assets was 9%.

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

Effective October 1, 1992, Ashland amended nearly all of its retiree health care plans to place a cap on the company's contributions and to adopt a cost-sharing method based upon years of service. The cap limits Ashland's contributions to the 1992 per capita health care costs, increasing thereafter by up to 4.5% per year. These amendments reduced the accumulated postretirement benefit obligation (APBO) for retiree health care plans at that date by $197 million, which is being amortized to income over approximately 12 years.

The following tables detail the status of the plans and the components of postretirement benefit expense. The APBO was determined using a discount rate of 8% at September 30, 1996, and 7.5% at September 30, 1995. Under the amended plan, the assumed annual rate of increase in the per capita cost is 4.5%.

                                                                     1996                     1995                       1994
                                                     --------------------      -------------------       --------------------
                                                       Health        Life     Health          Life        Health         Life
(In millions)                                            care   insurance       care     insurance          care    insurance
-----------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligations (APBO)
   Retired or disabled employees                         $130         $25       $146           $26
   Fully eligible active plan participants                 33           5         33             4
   Other active plan participants                         127           5        123             5
--------------------------------------------------------------------------------------------------
                                                          290          35        302            35
Unrecognized net gain (loss)                               28          (2)        (2)           (4)
Unrecognized plan amendment credit                        112           5        129             6
------------------------------------------------------------------------------------------------------------------------------
Accrued other postretirement benefit costs               $430         $38       $429           $37
==============================================================================================================================
Components of  other  postretirement  benefit
expense
   Service cost                                          $ 12         $ 1       $ 12           $ 1          $  7           $1
   Interest cost                                           21           3         20             2            16            2
   Amortization and deferral
      (principally plan amendment credit)                 (16)         (1)       (15)           (1)          (15)          (1)
------------------------------------------------------------------------------------------------------------------------------
                                                        $  17         $ 3       $ 17          $  2          $  8           $2
==============================================================================================================================

OTHER PLANS

Certain union employees are covered under multiemployer defined benefit pension plans administered by unions. Amounts charged to pension expense and contributed to the plans were $2 million in both 1996 and 1995, and $1 million in 1994.

Ashland sponsors various savings plans to assist eligible employees in providing for retirement or other future needs. Ashland matches employee contributions up to 6% of their qualified earnings at a rate of 70% (20% for LESOP participants prior to April 1, 1996). The increased company contributions after March 31, 1996, are in the form of Ashland Common Stock. Ashland's contributions (including the value of common shares contributed to the plans) amounted to $15 million in 1996, $9 million in 1995 and $7 million in 1994.

NOTE K - LITIGATION, CLAIMS AND CONTINGENCIES

Ashland is subject to various federal, state and local environmental laws and regulations which require remediation efforts at multiple locations, including operating facilities, previously owned or operated facilities, and Superfund or other waste sites. Consistent with its accounting policy for environmental costs, Ashland's reserves for environmental assessments and remediation efforts amounted to $173 million at September 30, 1996, and $174 million at September 30, 1995. Such amounts reflect Ashland's most likely estimates of the costs which will be incurred over an extended period to remediate identified environmental conditions for which costs are reasonably estimable.

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

During 1996, the U. S. Environmental Protection Agency (EPA) notified Ashland that its three refineries would be subject to a comprehensive inspection of compliance with federal environmental laws and regulations. The inspections of two of the refineries have been completed and the third inspection is expected to be completed before the end of this calendar year. Such inspections could result in sanctions, monetary penalties and further remedial expenditures. Also during 1996, Ashland arranged for an independent review of environmental compliance at its three refineries by an outside consulting firm, self-reported to the EPA a number of issues of non-compliance with applicable laws or regulations, and commenced a program to address these matters. Ashland is not in a position to determine what actions, if any, may be instituted and is similarly uncertain at this time what additional remedial actions may be required or costs incurred. However, this matter is not expected to have a material adverse effect on Ashland's consolidated financial position.

In addition to environmental matters, Ashland and its subsidiaries are parties to numerous claims and lawsuits (some of which are for substantial amounts). While these actions are being contested, the outcome of individual matters is not predictable with assurance. Although any actual liability is not determinable as of September 30, 1996, Ashland believes that any liability resulting from these matters, after taking into consideration Ashland's insurance coverages and amounts already provided for, should not have a material adverse effect on Ashland's consolidated financial position.

NOTE L - CAPITAL STOCK

In May 1993, Ashland sold 6 million shares of cumulative convertible preferred stock priced at $50 per share, realizing net proceeds, after fees and expenses, of $293 million. The shares have no voting rights and are entitled to cumulative annual dividends of $3.125 per share. They have liquidation preferences equal to $50 per share plus accrued and unpaid dividends, and are convertible at any time at the option of the holders into 1.546 shares of Ashland common stock. The preferred shares are redeemable at the option of Ashland at $51.88 per share beginning March 25, 1997, and declining gradually to $50 per share by March 15, 2003, plus accrued and unpaid dividends to the redemption date.

Under Ashland's Shareholder Rights Plan, each common share is accompanied by one right to purchase one-thousandth share of preferred stock for $140. Each one-thousandth share of preferred stock will be entitled to dividends and to vote on an equivalent basis with one common share. The rights are neither exercisable nor separately transferable from the common shares unless a party acquires or tenders for more than 15% of Ashland's common stock. If any party acquires more than 15% of Ashland's common stock or acquires Ashland in a business combination, each right (other than those held by the acquiring party) will entitle the holder to purchase preferred stock of Ashland or the acquiring company at a substantial discount. The rights expire on May 16, 2006, and can be redeemed at any time prior to becoming exercisable.

At September 30, 1996, 500,000 shares of cumulative preferred stock are reserved for potential issuance under the Shareholder Rights Plan. At September 30, 1996, 17 million common shares are reserved for conversion of debentures and preferred stock and for issuance under outstanding stock options.

NOTE M - STOCK OWNERSHIP PLANS
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

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

Ashland common shares held by the LESOP related to the contribution of excess pension assets were allocated to employees' accounts over an eight-year period ending September 30, 1994. The remaining shares were allocated as the loan to the LESOP was repaid. All shares were allocated and the loan was fully repaid as of March 31, 1996. The projected costs of the LESOP (including the prepaid contribution, projected dividends on the related unallocated shares and projected future contributions) were expensed on a pro rata basis as the original shares were allocated to employees. This expense totaled $7 million in 1996, $14 million in 1995 and $18 million in 1994. Additional contributions from Ashland were not required through September 30, 1994, since dividends on unallocated shares exceeded interest and administrative costs, with the excess used to prepay portions of the remaining principal on the loan. Contributions from Ashland amounted to $11 million in 1996 and $22 million in 1995.

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

                                                           1996                       1995                       1994
                                         ----------------------  -------------------------   --------------------------
                                         Common     Price range  Common        Price range   Common        Price range
(In thousands except per share data)     shares       per share  shares          per share   shares          per share
-----------------------------------------------------------------------------------------------------------------------
Options outstanding -
     beginning of year(1)                 5,222    $23-7/8 - 41   4,697       $14-1/4 - 41    4,504       $13-3/8 - 41
Options granted                             823     31-1/8 - 39     839        33 - 33-7/8      860    35-7/8 - 37-1/2
Options exercised                          (747)    23-7/8 - 41    (164)   14-1/4 - 35-5/8     (639)       13-3/8 - 41
Options canceled                            (51)    33-1/8 - 41    (150)       23-7/8 - 41      (28)       23-7/8 - 41
-----------------------------------------------------------------------------------------------------------------------
Options outstanding -
     end of year(1)                       5,247    $23-7/8 - 41   5,222       $23-7/8 - 41    4,697       $14-1/4 - 41
=======================================================================================================================
Options exercisable -
     end of year                          3,820    $23-7/8 - 41   3,777       $23-7/8 - 41    3,242       $14-1/4 - 41
-----------------------------------------------------------------------------------------------------------------------

(1) Shares of common stock available for future grants of options or awards amounted to 3,403,000 at September 30, 1996, and 4,236,000 at September 30, 1995.

Ashland Inc. and Subsidiaries
FIVE-YEAR INFORMATION BY INDUSTRY SEGMENT
Years Ended September 30

(In millions)                                1996                1995                1994                1993                1992
----------------------------------------------------------------------------------------------------------------------------------
SALES AND OPERATING REVENUES
Petroleum                                 $ 5,614             $ 5,050             $ 4,666             $ 4,752             $ 4,848
SuperAmerica                                1,928               1,788               1,706               1,785               1,888
Valvoline                                   1,199               1,113               1,000                 938                 900
Chemical                                    3,695               3,551               2,885               2,586               2,488
APAC                                        1,235               1,123               1,101               1,116               1,043
Coal(1)                                       580                 610                   -                   -                   -
Exploration                                   241                 198                 199                 247                 262
Intersegment sales(2)
   Petroleum                               (1,334)             (1,228)             (1,193)             (1,195)             (1,182)
   Other                                      (28)                (38)                (30)                (30)                (36)
----------------------------------------------------------------------------------------------------------------------------------
                                          $13,130             $12,167             $10,334             $10,199             $10,211
==================================================================================================================================
OPERATING INCOME (LOSS)
Petroleum                                 $    55              $  (54)            $   113                $ 56(3)           $ (125)
SuperAmerica                                   34                  53                  59                  65                   1
Valvoline                                      82                  (4)                 52                  56                  50
                                          ----------------------------------------------------------------------------------------
    Total Refining and Marketing Group        171                  (5)                224                 177                 (74)
Chemical                                      169                 159                 125                 108                  81
APAC                                           83                  75                  70                  53                  45
Coal(1)                                        36                  66                   -                   -                   -
Exploration                                    94(4)               (6)                 28                  36                  17
General corporate expenses                    (97)                 (91)               (80)(5)             (77)               (132)
----------------------------------------------------------------------------------------------------------------------------------
                                          $   456              $   198(6)         $   367             $  297              $(63)(7)
==================================================================================================================================
IDENTIFIABLE ASSETS
Petroleum                                 $ 2,374              $ 2,258            $ 2,259             $ 2,240            $  2,296
SuperAmerica                                  406                  401                398                 364                 446
Valvoline                                     557                  603                532                 430                 402
Chemical                                    1,458                1,372              1,122                 958                 999
APAC                                          489                  433                404                 440                 437
Coal(1)                                       899                  928                  -                   -                   -
Exploration                                   506                  424                374                 375                 361
Corporate(8)                                  580                  573                726                 745                 727
----------------------------------------------------------------------------------------------------------------------------------
                                          $ 7,269              $ 6,992            $ 5,815             $ 5,552             $ 5,668
==================================================================================================================================

(In millions)                                1996                  1995                1994                1993              1992
----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
Petroleum                                    $145                  $136                $155                $230              $273
SuperAmerica                                   42                    47                  39                  25                37
Valvoline                                      19                    25                  25                  21                19
Chemical                                       80                    76                  61                  51                47
APAC                                           62                    47                  45                  43                42
Coal(1)                                        58                    58                  -                   -                  -
Exploration                                    80                    45                  41                  42                67
Corporate                                      24                    10                  10                  20                19
----------------------------------------------------------------------------------------------------------------------------------
                                             $510                  $444                $376                $432              $504
==================================================================================================================================
DEPRECIATION, DEPLETION AND AMORTIZATION
Petroleum                                    $122                  $204                $134                $127              $125
SuperAmerica                                   31                    29                  27                  28                31
Valvoline                                      23                    24                  19                  18                17
Chemical                                       67                    58                  43                  42                43
APAC                                           44                    42                  40                  44                45
Coal(1)                                        72                    72                  -                   -                  -
Exploration                                    31                    41                  33                  34                28
Corporate                                      12                    17                  12                  12                13
----------------------------------------------------------------------------------------------------------------------------------
                                             $402                  $487(9)             $308                $305              $302
==================================================================================================================================

(1) Amounts  relate to Ashland Coal,  which was  consolidated  beginning in
1995.
(2) Intersegment sales are accounted for at prices which approximate market value.
(3) Includes a gain of $15 million on the sale of TPT, an inland waterways barge operation.
(4) Includes a gain of $73 million resulting from the settlement of Ashland Exploration's claims in the bankruptcy reorganization of Columbia Gas Transmission and Columbia Gas Systems.
(5) Includes a net gain of $11 million related to litigation matters.
(6) Includes charges for unusual items totaling $120 million, consisting of asset impairment write-downs of $83 million under FAS 121 and provisions of $37 million for early retirement and restructuring programs. The combined effect of these items reduced operating income for each of the segments as follows: Petroleum ($102 million); Valvoline ($5 million); Chemical ($5 million); Exploration ($4 million); and general corporate expenses ($4 million).
(7) Includes charges for unusual items totaling $208 million consisting of provisions for a voluntary enhanced retirement program ($31 million); various asset write-downs, including properties held for sale and assets of discontinued operations ($64 million); future environmental cleanup costs ($41 million); reserves for future costs associated with certain custom boilers built by a former engineering subsidiary and other matters ($38 million); and the current year effect of the adoption of a new accounting standard for postretirement benefits ($34 million). The combined effect of all of these items reduced operating income for each of the segments as follows: Petroleum ($89 million); SuperAmerica ($28 million); Valvoline ($2 million); Chemical ($15 million); APAC ($9 million); Exploration ($16 million); and general corporate expenses ($49 million).
(8) Includes principally cash, cash equivalents, investments in and advances to unconsolidated affiliates and investments of captive insurance companies.
(9) Includes charges of $83 million for asset impairment write-downs which increased depreciation, depletion and amortization for each of the segments as follows: Petroleum ($68 million); Valvoline ($3 million); Chemical ($4 million); Exploration ($4 million); and Corporate ($4 million).

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

                                                                    1996                      1995                         1994
                                                  ----------------------     ---------------------         ---------------------
                                                  U. S. Foreign    Total   U. S. Foreign     Total     U. S. Foreign      Total
--------------------------------------------------------------------------------------------------------------------------------
CRUDE OIL RESERVES (millions of barrels)
Proved developed and undeveloped reserves
   Beginning of year                                1.3    14.4     15.7      .9     7.6       8.5      1.4      7.7        9.1
   Revisions of previous estimates                   .4     7.2      7.6      .2    12.3      12.5      (.1)     6.7        6.6
   Extensions and discoveries                         -     4.7      4.7       -     1.4       1.4        -        -          -
   Purchases (net of sales) of reserves in place     .1       -       .1      .4       -        .4      (.1)       -        (.1)
   Production                                       (.2)   (6.4)    (6.6)    (.2)   (6.9)     (7.1)     (.3)    (6.8)      (7.1)
--------------------------------------------------------------------------------------------------------------------------------
   End of year                                      1.6    19.9     21.5     1.3    14.4      15.7       .9      7.6        8.5
================================================================================================================================
Proved developed reserves
   Beginning of year                                1.3    14.4     15.7      .9     7.6       8.5      1.3      7.7        9.0
   End of year                                      1.6    17.2     18.8     1.3    14.4      15.7       .9      7.6        8.5
--------------------------------------------------------------------------------------------------------------------------------
NATURAL GAS RESERVES (billions of cubic feet)
Proved developed and undeveloped reserves
   Beginning of year                              507.4                    349.2                      455.5
   Revisions of previous estimates                 37.6                     90.7                      (98.2)
   Extensions and discoveries                      70.0                     21.2                       25.9
   Purchases (net of sales) of
     reserves in place                              1.6                     83.8                         .4
   Production                                     (39.7)                   (37.5)                     (34.4)
--------------------------------------------------------------------------------------------------------------------------------
   End of year                                    576.9                    507.4                      349.2
================================================================================================================================
Proved developed reserves
   Beginning of year                              427.3                    320.5                      352.0
   End of year                                    477.0                    427.3                      320.5
--------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS (in millions)
Revenues
   Sales to third parties                          $112   $126    $  238    $ 86   $110      $196      $ 96    $ 99       $195
   Intersegment sales(1)                              3      -         3       2      -         2         4       -          4
--------------------------------------------------------------------------------------------------------------------------------
                                                    115    126       241      88    110       198       100      99        199
Costs and expenses
   Production (lifting) costs(2)                    (30)   (64)      (94)    (27)   (49)      (76)      (24)    (90)      (114)
   Exploration expenses                              (9)     -        (9)    (11)   (27)      (38)      (13)     (1)       (14)
   Depreciation, depletion, amortization
      and valuation provisions                      (34)    (2)      (36)    (41)    (1)      (42)      (34)     (1)       (35)
   Other costs(3)                                    40     (1)       39     (24)    (1)      (25)      (25)     (2)       (27)
   Income and foreign exploration taxes             (19)   (46)      (65)     16    (23)       (7)        7      19         26
--------------------------------------------------------------------------------------------------------------------------------
                                                   $ 63   $ 13    $   76    $  1   $  9      $ 10      $ 11    $ 24       $ 35
================================================================================================================================
COSTS INCURRED (in millions)
Property acquisition costs
   Proved properties                               $  2   $  -    $    2    $ 69   $  -      $ 69      $  1    $  -       $  1
   Unproved properties                                5      -         5       2      -         2         2       -          2
Exploration costs                                    13     12        25      17     31        48        19       1         20
Development costs                                    35     28        63      30     10        40        32       2         34
--------------------------------------------------------------------------------------------------------------------------------
CAPITALIZED COSTS (in millions)
Proved properties                                  $624   $437    $1,061    $584   $400      $984
Unproved properties                                  13      1        14      11      1        12
--------------------------------------------------------------------------------------------------
                                                    637    438     1,075     595    401       996
Accumulated depreciation,
   depletion and amortization                      (254)  (393)     (647)   (226)  (392)     (618)
--------------------------------------------------------------------------------------------------
                                                   $383   $ 45    $  428    $369   $  9      $378
================================================================================================================================

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

Many other assumptions could have been made which may have resulted in significantly different estimates. Ashland does not rely upon these estimates in making investment and operating decisions. Furthermore, Ashland does not represent that such estimates are indicative of its expected future cash flows or the current value of its reserves. Since gas prices utilized in deriving these estimates are based on conditions that existed at September 30 and are usually different than prices that exist at December 31 due to seasonal fluctuations in the natural gas market, the estimates may not be comparable to those of other companies with different fiscal years. Prices can also vary significantly at the same point in time from year to year due to a variety of factors. The average gas price used in the discounted future net cash flows calculations was based on $1.85 per million Btu at Henry Hub for 1996 and $1.64 for 1995.

Discounted future net cash flows (in millions)                                       U.S.           Foreign               Total
-------------------------------------------------------------------------------------------------------------------------------
SEPTEMBER 30, 1996
Future cash inflows                                                               $1,273              $ 434              $1,707
Future production (lifting) costs                                                   (509)              (293)               (802)
Future development costs                                                             (55)               (21)                (76)
Future income and foreign exploration taxes                                         (116)               (99)               (215)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                     593                 21                 614
Annual 10% discount                                                                 (304)                (4)               (308)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                  $  289              $  17              $  306
===============================================================================================================================
SEPTEMBER 30, 1995
Future cash inflows                                                               $1,060              $ 228              $1,288
Future production (lifting) costs                                                   (505)              (159)               (664)
Future development costs                                                             (58)               (16)                (74)
Future income and foreign exploration taxes                                          (33)               (33)                (66)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                     464                 20                 484
Annual 10% discount                                                                 (212)                (3)               (215)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                  $  252              $  17              $  269
===============================================================================================================================

                                                                    1996                     1995                          1994
Changes in discounted future                      ----------------------     --------------------          --------------------
   net cash flows (in millions)                   U. S. Foreign    Total   U. S. Foreign    Total      U. S.  Foreign     Total
-------------------------------------------------------------------------------------------------------------------------------
Net change due to extensions and
   discoveries                                   $  27    $ 29     $  56   $  25  $    6    $  31      $  21    $   -     $  21
Sales of oil and gas produced - net of
   production (lifting) costs                      (85)    (63)     (148)    (61)    (61)    (122)       (76)      (9)      (85)
Changes in prices                                   60      20        80      24      24       48       (186)      (3)     (189)
Previously estimated development
 costs incurred                                     22      28        50       7      35       42         24        2        26
Net change due to revisions of
 previous estimates of reserves                      4      73        77       7      46       53        (17)      34        17
Purchases (net of sales) of reserves in place        1       -         1      40       -       40          -        -         -
Accretion of 10% discount                           25       1        26      20       1       21         31        1        32
Other - net(4)                                      10     (32)      (22)     (9)    (40)     (49)        33      (11)       22
Net change in income and foreign
 exploration taxes                                 (27)    (56)      (83)      2      (4)      (2)        59      (13)       46
-------------------------------------------------------------------------------------------------------------------------------
                                                    37       -        37      55       7       62       (111)       1      (110)
Discounted future net cash flows
 Beginning of year                                 252      17       269     197      10      207        308        9       317
-------------------------------------------------------------------------------------------------------------------------------
 End of year                                      $289    $ 17      $306    $252   $  17     $269      $ 197    $  10     $ 207
===============================================================================================================================

(1) Intersegment sales are accounted for at prices which approximate market value.
(2) Includes only costs incurred to operate and maintain wells, related equipment and facilities.
(3) Includes results of crude oil trading.
(4) Includes changes in future production and development costs and changes in the timing of future production.

Ashland Inc. and Subsidiaries
FIVE-YEAR SELECTED FINANCIAL INFORMATION
Years Ended September 30

(In millions except per share data)                                 1996        1995         1994        1993            1992
-------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues
   Sales and operating revenues (including excise taxes)         $13,130     $12,167      $10,334     $10,199         $10,211
   Other                                                             155          72           48          57              40
Costs and expenses
   Cost of sales and operating expenses                          (10,151)     (9,286)      (7,742)     (7,951)         (8,210)
   Excise taxes on products and merchandise                         (985)       (988)        (877)       (645)           (659)
   Selling, general and administrative expenses                   (1,291)     (1,280)      (1,088)     (1,058)         (1,143)
   Depreciation, depletion and amortization                         (402)       (487)        (308)       (305)           (302)
-------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                              456         198          367         297             (63)
Other income (expense)
   Interest expense (net of interest income)                        (169)       (171)        (117)       (123)           (128)
   Equity income                                                      24           7           22          26              33
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, minority interest and
   the cumulative effect of accounting changes                       311          34          272         200             (158)
Income taxes                                                         (92)         13          (75)        (58)              90
Minority interest in earnings of subsidiaries                         (8)        (23)           -           -                -
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before the cumulative effect
   of accounting changes                                             211          24          197         142              (68)
Cumulative effect of accounting changes                                -           -            -           -             (268)
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                              $     211   $      24    $     197   $     142         $   (336)
===============================================================================================================================
BALANCE SHEET INFORMATION
Working capital
   Current assets                                              $   2,740   $   2,575    $   2,171   $   1,973         $  2,110
   Current liabilities                                             2,279       2,094        1,688       1,619            2,046
-------------------------------------------------------------------------------------------------------------------------------
                                                               $     461   $     481    $     483   $     354         $     64
===============================================================================================================================
Total assets                                                   $   7,269   $   6,992    $   5,815   $   5,552         $  5,668
-------------------------------------------------------------------------------------------------------------------------------
Capital employed
   Debt due within one year                                    $     203   $     272    $     133   $     159         $    306
   Long-term debt (less current portion)                           1,784       1,828        1,391       1,399            1,444
   Deferred income taxes                                              64          49           30          44               59
   Minority interest in consolidated subsidiaries                    174         179            -           -                -
   Convertible preferred stock                                       293         293          293         293                -
   Common stockholders' equity                                     1,521       1,362        1,302       1,162            1,086
-------------------------------------------------------------------------------------------------------------------------------
                                                               $   4,039    $  3,983     $  3,149    $  3,057         $  2,895
===============================================================================================================================
CASH FLOW INFORMATION
Cash flows from operations                                     $     767    $    500     $    454    $    250         $    398
Additions to property, plant and equipment                           510         444          376         432              504
Dividends                                                             93          92           79          66               60
-------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION
Primary earnings (loss) per share                              $    2.97    $    .08     $   2.94    $   2.26         $  (1.18)(1)
Dividends per share                                                 1.10        1.10         1.00        1.00             1.00
-------------------------------------------------------------------------------------------------------------------------------

(1) Excludes the cumulative effect of accounting changes of $(4.57) per share.