Form 10-K, Exhibit 13
period 1997-09-30
ASHLAND INC
filed 1997-11-25
CIK 7694

Ashland Inc. and Subsidiaries
Management's Discussion and Analysis

Years Ended September 30

(In millions)                                                   1997                      1996                     1995
========================================================================================================================

SALES AND OPERATING REVENUES
Refining and Marketing(1)                                   $  6,719                   $ 6,485                 $  5,891
Valvoline                                                      1,099                     1,199                    1,113
Chemical                                                       4,047                     3,695                    3,551
APAC                                                           1,257                     1,235                    1,123
Coal(2)                                                        1,367                       580                      610
Intersegment sales                                              (289)                     (302)                    (316)
------------------------------------------------------------------------------------------------------------------------
                                                            $ 14,200                   $12,892                  $11,972
========================================================================================================================
OPERATING INCOME
Refining and Marketing(1)                                   $    189                   $    89                  $    (1)
Valvoline                                                         67                        82                       (4)
Chemical                                                         144                       169                      159
APAC                                                              82                        83                       75
Coal(2)                                                           68                        36                       66
General corporate expenses                                       (60)                      (97)                     (91)
------------------------------------------------------------------------------------------------------------------------
                                                            $    490                   $   362                   $  204
========================================================================================================================
EQUITY INCOME
Arch Mineral Corporation(2)                                 $      -                   $    13                   $   (4)
Other                                                             15                        11                       11
-----------------------------------------------------------------------------------------------------------------------
                                                            $     15                   $    24                   $    7
========================================================================================================================
Operating information
Refining and Marketing(1)
     Refining inputs (thousand barrels per day)(3)             358.5                     368.5                    349.5
     Value of products manufactured per barrel              $  26.43                   $ 24.64                  $ 22.49
     Input cost per barrel                                     21.39                     20.50                    18.28
                                                            ------------------------------------------------------------
     Refining margin per barrel                             $   5.04                   $  4.14                  $  4.21
     Refined product sales (thousand barrels per day)
         Wholesale sales to
              Ashland brand retail jobbers                      23.0                      17.6                      1.0
              Other wholesale customers(4)                     295.3                     303.5                    309.4
         SuperAmerica retail system                             76.1                      74.2                     71.5
                                                            ------------------------------------------------------------
     Total refined product sales                               394.4                     395.3                    381.9
     SuperAmerica merchandise sales (millions)              $    600                   $   583                  $   548
Valvoline lubricant sales (thousand barrels per day)(4)         19.1                      19.5                     19.1
APAC construction backlog at September 30 (millions)        $    693                   $   647                  $   672
Coal(5)
     Tons sold (millions)                                       53.7                      50.6                     49.2
     Sales price per ton                                    $  25.46                   $ 25.85                  $ 26.93
Major revenue sources (percent of sales)
     Gasoline                                                     17%                      18%                       17%
     Coal                                                         10%                       5%                        6%
========================================================================================================================

(1) Segments formerly identified as Petroleum and SuperAmerica were combined effective October 1, 1996. Prior years amounts have been restated.
(2) Ashland Coal and Arch Mineral merged effective July 1, 1997, into Arch Coal, Inc. Prior interim periods of fiscal 1997 were restated to consolidate Ashland's interest in Arch Mineral for the entire year. Prior years were not restated, reflecting Ashland's interest in Ashland Coal on a consolidated basis and Ashland's interest in Arch Mineral on the equity method of accounting. See Note C to the consolidated financial statements.
(3)   Includes  crude  oil and other  purchased  feedstocks.
(4)   Includes intersegment sales.
(5) Amounts are reported on a 100% basis and prior amounts have been restated to show pro forma information for Arch Coal prior to the merger.

RESULTS OF OPERATIONS

Ashland's net income amounted to $279 million in 1997, $211 million in 1996 and $24 million in 1995. However, such earnings include the results of discontinued operations, as well as various unusual items which had a significant effect on the comparisons. The following table shows the effects of unusual items on operating income and income from continuing operations for the three years ended September 30, 1997.

                                                                                                                 Income from
                                                                  Operating income                     continuing operations
                                                     -----------------------------         ----------------------------------

(In millions)                                          1997       1996        1995          1997          1996           1995
==============================================================================================================================
Income before unusual items                            $544       $362        $320          $220          $136            $91
        Costs related to coal merger                    (39)         -           -           (13)            -              -
        Asset impairment write-downs                    (26)         -         (79)          (22)            -            (52)
        Early retirement and restructuring programs       -          -         (37)            -             -            (25)
        LIFO inventory liquidation gain                  11          -           -             7             -              -
------------------------------------------------------------------------------------------------------------------------------
Income as reported                                     $490       $362        $204          $192          $136            $14
==============================================================================================================================


During 1997, Ashland reached a decision to sell Blazer Energy, its exploration and production subsidiary. Ashland sold Blazer's domestic operations for $566 million during July 1997, resulting in an after tax gain of $71 million. In addition, Ashland has reached an agreement in principle to sell its Nigerian operations, subject to the approval of the
Nigerian government and other conditions. As a result, Exploration was reclassified as a discontinued operation in Ashland's income statements and its investment in the Nigerian operations is carried on Ashland's consolidated balance sheet as net assets of discontinued operations held for sale at September 30, 1997. For comparison purposes, prior year income statements and balance sheets have been restated.

Also during July 1997, Ashland Coal and Arch Mineral merged to form Arch Coal, Inc., in which Ashland has a 54% ownership interest. Previously, Ashland consolidated its investment in Ashland Coal (in which it owned 57%) and accounted for its investment in Arch Mineral (in which it owned 50%) on the equity method. Due to the merger, the results of Arch Mineral were consolidated in fiscal 1997, but its results for prior years remain on the equity method. Many synergistic opportunities are being pursued as a result of the merger, some of which led to the charge of $39 million to write-off duplicate facilities previously owned by Arch Mineral and to provide for severance and other costs related to the merger.

Other unusual items in 1997 included goodwill write-downs of $26 million by Valvoline and Ashland Chemical and a gain of $11 million from the liquidation of certain inventories of Refining and Marketing. While Ashland remains committed to expanding Valvoline and Ashland Chemical on a global basis, results from certain of their European operations have been well below the levels which were expected when they were acquired, necessitating write-downs of the related goodwill. The inventory gain resulted from reductions in the crude oil and petroleum product inventories of Refining and Marketing that were accounted for on the last-in, first-out (LIFO) method. LIFO inventories are valued at their costs in the years acquired, and such costs were well below the current replacement costs of the liquidated inventories.

Effective September 30, 1995, Ashland adopted Financial Accounting Standards Board Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result, Ashland recorded charges of $79 million in 1995 to write down various assets to their fair values, including an idle unit at Ashland Petroleum's Catlettsburg refinery, certain unused crude oil gathering pipelines of Scurlock Permian and petroleum product marketing properties which were being sold or shut down. Fair values were based upon appraisals or estimates of discounted future cash flows. In addition, charges of $37 million related to early retirement and restructuring programs were incurred, reflecting efforts by Ashland Petroleum and several other divisions to reduce their costs and improve their competitive positions.

Excluding unusual items, income from continuing operations amounted to $220 million in 1997, compared to $136 million in 1996. Refining and Marketing results were up considerably, as were earnings from Ashland's coal investments. Results from Valvoline, Ashland Chemical and APAC would have exceeded their record levels achieved in 1996 if they had not incurred higher allocations of general corporate expenses. Ashland began allocating more of these expenses in 1997 to the segments to better reflect their costs of doing business. Income from continuing operations of $136 million for 1996 was up from $91 million in 1995 before unusual items. Record results were achieved in 1996 by Valvoline, Ashland Chemical and APAC, combined with increased earnings from Refining and Marketing and Arch
Mineral. Such improvements more than offset the reduced earnings from Ashland Coal.

The following table compares operating income before unusual items by segment for the three years ended September 30, 1997. The consolidation of Arch Mineral's results significantly affects the comparability of operating income from Coal for 1997. In addition, the increased allocations of general corporate expenses reduced the operating results of the segments on a comparative basis by $39 million, but did not have a significant impact on overall operating income.

Ashland Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

(In millions)                                  1997                  1996                  1995
=======================================================================================================
Operating income
       Refining and Marketing                  $178                   $89                  $101
       Valvoline                                 77                    82                     1
       Chemical                                 160                   169                   164
       APAC                                      82                    83                    75
       Coal                                     107                    36                    66
       General corporate expenses               (60)                  (97)                  (87)
-------------------------------------------------------------------------------------------------------
                                               $544                  $362                  $320
=======================================================================================================

(Bar graph appears in the left margin comparing Ashland Inc. operating income for fiscal 1995, 1996 and 1997. The graph shows the breakdown between Ashland's Coal, Refining and Marketing, and growth businesses composed of Valvoline, Chemical and APAC.)



REFINING AND MARKETING

Operating income from Refining and Marketing before unusual items doubled from $89 million in 1996 to $178 million in 1997. Principal factors leading to the improved results included better refining margins, reduced refining expenses and increased retail margins for both gasoline and merchandise. However, these improvements were partially offset by lower earnings from Scurlock Permian and an additional $19 million allocation of general corporate expenses.

During the first half of fiscal 1997, Refining operated at near break-even levels reflecting refining margins which averaged $3.89 a barrel. Crude oil costs increased rapidly in the December quarter and wholesale product prices were slow to respond. Although margins began improving during the March quarter as crude oil costs softened, heavy flooding in the Ohio Valley limited Ashland's ability to ship products on the river systems. Refining margins increased dramatically in the last half of the year, averaging $6.01 a barrel excluding LIFO inventory gains, reflecting strong gasoline and asphalt demand. In addition, refining expenses for 1997 were reduced by 25 cents a barrel, despite lower throughputs, reflecting continuing efforts by Ashland Petroleum to reduce its costs and improve its competitive position.

(Bar graph appears in the left margin comparing operating income from Refining and Marketing for fiscal 1995, 1996 and 1997.)

In other areas, results from Scurlock Permian were down $12 million due to lower margins on crude oil sales, reflecting increased competition for the declining production in many of its gathering areas. Earnings from SuperAmerica increased $10 million due to increased gasoline and merchandise margins. Sales volumes were also higher, reflecting an increased number of locations, but the effect was largely offset by increased operating and occupancy costs. At September 30, 1997, 766 retail locations were operating, compared to 742 locations in 1996 and 704 locations in 1995. Included in these totals are 641 SuperAmerica stores in 1997, 624 stores in 1996 and 609 stores in 1995, with the remainder being Rich Oil outlets.

Operating income from Refining and Marketing amounted to $89 million in 1996, compared to $101 million in 1995 before unusual items. Although earnings from Refining increased, SuperAmerica's results were adversely affected by an extremely competitive environment. A $7 million improvement in earnings from Refining was achieved even though rapidly rising crude oil prices late in 1996 led to severe margin compression and a weak September 1996 quarter. Despite the modest improvement, results for 1996 were still disappointing given the progress Ashland Petroleum made in improving its competitive position. Refinery runs averaged 368,500 barrels a day, up 5% from 1995 and refining expenses (other than fuel consumed in the refining process) were reduced by 26 cents a barrel, due to the higher level of throughputs and ongoing efforts to reduce costs and increase efficiency. The effects of these improvements, however, were largely offset by higher average crude oil costs, which could not be fully passed through in product prices, and associated increases in fuel costs. For the year, input costs increased $2.22 a barrel, peaking in the September 1996 quarter with an increase of $4.58 a barrel compared to the September 1995 quarter. As a result, refining margins were compressed during what is normally the strong summer driving season.

On the other hand, results from SuperAmerica declined $19 million compared to 1995. While gasoline and merchandise volumes were both up on a per store basis, the effect was more than offset by a decline in gasoline margins of
1.5 cents a gallon and increased operating costs. Higher labor and occupancy costs resulted from a continued tight labor market, the ongoing roll-out of the co-branding partnership program with fast-food chains, initial costs associated with the opening of new stores and rebuilds, and the ongoing operation of additional stores.

VALVOLINE

Excluding unusual items, Valvoline's operating income amounted to $77 million in 1997, compared to a record $82 million in 1996. Gross profits from Valvoline's core lubricant and antifreeze businesses combined were up nearly 20%, reflecting improved margins. However, this improvement was more than offset by an increase of $5 million in general corporate expense allocations and by a reduction in gross profits from R-12, an automotive refrigerant. Due to cool summer weather which shortened the peak season, sales volumes of R-12 were down significantly in 1997. In addition, the used oil collection business operated profitably, while earnings from Valvoline Instant Oil Change (VIOC) declined slightly due to higher operating expenses. At September 30, 1997, VIOC operated 382 company-owned outlets, compared to 374 outlets in 1996 and 365 outlets in 1995. In addition, the VIOC franchising program continued to expand with 137 outlets open in 1997, compared to 100 outlets in 1996 and 90 outlets in 1995.

(Bar graph appears in the left margin comparing operating income from Valvoline for fiscal 1995, 1996 and 1997.)

Operating income from Valvoline was $82 million in 1996, compared to near break-even results before unusual items for 1995. The record earnings reflected improved results from nearly all of Valvoline's business units, including a significant earnings boost from the sale of R-12. Prices for R-12 escalated rapidly during 1996, as shortages developed within the market. Due to its ozone-depleting characteristics, the U.S. Environmental Protection Agency banned the production of R-12 at the end of 1995, but sales of existing inventories of this refrigerant are still permitted. Even aside from R-12 earnings, however, Valvoline's results would still have been up significantly. Results from its lubricant business improved, reflecting increased volumes, higher margins on both branded and private label sales and reduced advertising and promotional costs. In addition, results from VIOC nearly doubled, while the used oil collection business continued to approach profitability.

CHEMICAL

Ashland Chemical's operating income before unusual items amounted to $160 million in 1997, compared to a record $169 million in 1996. Earnings from petrochemicals were up $13 million, reflecting increased cumene and methanol sales volumes and margins. Operating income from specialty chemicals improved $5 million on the strength of higher electronic chemical sales volumes and margins, but the effect was partially offset by lower marine chemical sales volumes. Results from the distribution businesses were down $3 million due to margin declines for industrial chemicals and solvents. Ashland Chemical also incurred an additional $11 million allocation of general corporate expenses, as well as charges of $8 million for environmental remediation and plant shutdown costs.

(Bar graph appears in the right margin comparing operating income from Ashland Chemical for fiscal 1995, 1996 and 1997.)


Operating income of Ashland Chemical increased from $164 million before unusual items in 1995 to $169 million in 1996 and represented Ashland
Chemical's fourth straight year of record earnings. Outstanding results from specialty chemicals, a moderate increase from the distribution businesses and reduced environmental remediation costs more than offset a decline from petrochemicals. Results from the distribution businesses were up 5% on the strength of improved sales volumes, while earnings from specialty chemicals improved by 56%. The 1995 acquisition of Aristech's unsaturated polyester resin business was a major contributor to the improved specialty chemical results, along with higher sales volumes and margins for electronic chemicals. However, operating income from petrochemicals declined by $50 million, due largely to reduced prices for methanol, but also due to increased natural gas prices and higher feedstock costs for cumene and solvents.

APAC

Operating income from the APAC construction companies amounted to $82 million in 1997, compared to a record $83 million in 1996. Net revenue (total revenue less subcontract work) was up 4%, while production of hot mix asphalt and crushed aggregate reached record levels. The effects, however, were more than offset by an additional $4 million in general corporate expense allocations.

(Bar graph appears in the right margin comparing operating income from APAC for fiscal 1995, 1996 and 1997.)

APAC achieved its third straight year of record results in 1996 with operating income of $83 million, compared to $75 million in 1995. APAC's results reflected its ongoing efforts in cost control, safety and materials technology, allowing the highway construction group to take full advantage of a strong construction economy. Revenues rose 10%, reflecting a higher level of both public and private sector construction jobs, as well as increased sales of hot-mix asphalt, crushed aggregate and ready-mix concrete.

COAL

Operating income for Coal for 1997 reflects the consolidation of Arch Mineral results as of October 1, 1996, and includes charges of $39 million for costs related to the merger of Ashland Coal and Arch Mineral. Prior to 1997, Arch Mineral was accounted for on the equity method, creating comparability problems. If Arch Mineral had been consolidated in all three years, pro forma operating income from Ashland's coal investments before unusual items would have amounted to about $100 million for 1995 and $88 million for 1996, compared to $107 million for 1997. Ashland Coal's contributions to the 1997 results are up from 1996 despite the expiration of certain of its higher priced sales contracts and price reductions under certain other sales contracts around the end of December 1995. Ashland Coal subsequently reduced its average costs per ton to record levels, enabling it to more than offset the effects of reduced sales prices. Arch Mineral's contributions to these earnings are also up strongly from 1996, reflecting increased production and reduced administrative and interest costs.

(Bar graph appears in the right margin comparing operating income from Coal for fiscal 1995, 1996 and 1997.)

Operating income for 1996 and 1995 reflect only Ashland Coal's results. Ashland Coal had a difficult year in 1996 due largely to contract expirations and other price reductions in that year. As a result, operating income amounted to $36 million in 1996, compared to $66 million in 1995 reflecting the lower sales prices.

Charges for asset impairment and restructuring costs reduced Ashland's equity earnings from Arch Mineral by $6 million in 1995. Adjusting for these unusual items, Arch Mineral generated equity income of $13 million in 1996 and $2 million in 1995. Arch's results for 1996 were favorably affected by increased sales volumes and lower mining costs, as well as the restructuring completed in 1995.

GENERAL CORPORATE EXPENSES

Excluding unusual items, general corporate expenses were $60 million in 1997, $97 million in 1996 and $87 million in 1995. The reduction in 1997 reflects the allocation of an additional $41 million in costs to the segments, including $2 million to the discontinued operations of Blazer Energy. The remaining changes over the three-year period result principally from fluctuations in incentive and deferred compensation costs.

Ashland Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

DISCONTINUED OPERATIONS

Net income from discontinued operations (excluding the after tax gain of $71 million on the sale of Blazer Energy's domestic operations in 1997) amounted to $25 million in 1997, $75 million in 1996 and $10 million in 1995. Results for 1996 included an after tax gain of $48 million from the settlement of claims against Columbia Gas Transmission involving natural gas contracts that were abrogated by Columbia in 1991.

FINANCIAL POSITION
LIQUIDITY

Ashland's financial position has enabled it to obtain capital for its financing needs and to maintain investment grade ratings on its senior debt of Baa2 from Moody's and BBB from Standard & Poor's. Ashland has a revolving credit agreement providing for up to $320 million in borrowings, under which no borrowings were outstanding at September 30, 1997. At that date, Arch Coal also had revolving credit agreements providing for up to $500 million in borrowings, of which $240 million was in use. Under a shelf registration, Ashland can issue an additional $220 million in medium-term notes should future opportunities or needs arise. Ashland and Arch Coal also have access to various uncommitted lines of credit and commercial paper markets, under which Arch Coal had short-term notes of $35 million outstanding at September 30, 1997. While certain debt agreements contain covenants limiting new borrowings, Ashland could still have increased its indebtedness by up to $2.1 billion at September 30, 1997.

Cash flows from continuing operations, a major source of Ashland's liquidity, amounted to $852 million in 1997, $651 million in 1996 and $442 million in 1995. The significant improvements in cash flows reflects a higher level of earnings, modest working capital growth and the consolidation of Arch Coal in 1997. Cash flows from operations exceeded Ashland's capital requirements for net property additions and dividends since 1994 by $470 million, providing additional funds for debt repayment and acquisitions.

(Bar graph appears in the left margin comparing cash flows from continuing operations for fiscal 1995, 1996 and 1997.)

Property additions amounted to $1.3 billion during the last three years and are summarized in the Information by Industry Segment on Page 63. While about 40% of Ashland's capital expenditures during this period were in Refining and Marketing, its percent of the total expenditures has declined in each of those three years. Capital expenditures by Valvoline, Ashland Chemical and APAC, Ashland's growth businesses, also accounted for 40% of the total expenditures since 1994, increasing from 37% in 1995 to 45% in 1997.

(Bar graph appears in the left margin comparing Ashland Inc. property additions for fiscal 1995, 1996 and 1997.)

Cash flows used for acquisitions amounted to $478 million during the last three years. Such acquisitions include $252 million for certain operations of Aristech Chemical Corporation and numerous smaller chemical companies, $124 million for additional interests in Ashland Coal, $47 million for Zerex and $36 million for various construction companies. Of the total capital invested in acquisitions since 1994, 70% was employed in Valvoline, Ashland Chemical and APAC.

Long-term borrowings provided cash flows of $573 million during the last three years, including the issuance of $407 million of medium-term notes, $75 million of pollution-control bonds and $88 million of Arch Coal debt. The proceeds from these long-term borrowings were used in part to retire $778 million of long-term debt (scheduled maturities as well as refundings to reduce interest costs). Cash flows were supplemented as necessary by the issuance of short-term notes and commercial paper.

Working capital at September 30, 1997, was $734 million, and liquid assets (cash, cash equivalents and accounts receivable) amounted to 88% of current liabilities at that date. Ashland's working capital is significantly affected by its use of the LIFO method of inventory valuation, which valued inventories $416 million below their replacement costs at September 30, 1997.

CAPITAL RESOURCES

Ashland's capital employed at September 30, 1997, consisted of debt (43%), minority interest (7%) and common stockholders' equity (50%). Debt as a percent of capital employed is down from 50% at the end of 1996, reflecting strong cash flows from operations during 1997, as well as the sale of the domestic operations of Blazer Energy. In addition, minority interest increased from 4% at September 30, 1996, reflecting the consolidation of Arch Mineral. Common stockholders' equity increased from 38% at the end of 1996, due to the conversion of $290 million of preferred stock into common, as well as the strong earnings during 1997.

(Bar graph appears in the left margin comparing debt as a percent of capital employed for fiscal 1995, 1996 and 1997.)

During fiscal 1998, Ashland anticipates capital expenditures of approximately $560 million. Capital expenditures in Refining and Marketing are expected to amount to about $170 million, including nearly $40 million for SuperAmerica. Capital expenditures of Valvoline, Ashland Chemical and APAC are projected at around $240 million, with most of the remainder invested by Arch Coal. Both Ashland and Arch Coal anticipate meeting their 1998 capital requirements for property additions and dividends from internally generated funds.

ENVIRONMENTAL MATTERS

Federal, state and local laws and regulations relating to the protection of the environment have resulted in higher operating costs and capital investments by the industries in which Ashland operates. Because of the
continuing   trends  toward  greater   environmental   awareness  and  ever
increasing regulations, Ashland believes that expenditures for environmental compliance will continue to have a significant effect on its businesses. Although it cannot accurately predict how such trends will affect future operations and earnings, Ashland believes the nature and significance of its ongoing compliance costs will be comparable to those of its competitors in the petroleum, chemical and mining industries.

Capital expenditures for air, water and solid waste control facilities for continuing operations amounted to $26 million in 1997, $38 million in 1996 and $42 million in 1995. Based on current environmental regulations, Ashland anticipates such capital expenditures will amount to about $30 million in 1998. Environmental remediation and compliance expenditures amounted to $155 million in 1997, $153 million in 1996 and $148 million in 1995, and are expected to be in the range of $160 million in 1998. Such compliance expenditures do not include the costs of additives, such as MTBE and ethanol, used to meet reformulated gasoline and oxygenated fuel requirements.

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

During 1997, the U. S. Environmental Protection Agency (EPA) completed comprehensive inspections of compliance with federal environmental laws and regulations at Ashland's three refineries. Ashland continues to cooperate and hold discussions with the EPA concerning these inspections, as well as what additional remediation actions may be required or costs may be incurred.

Ashland does not believe that any liability resulting from environmental matters, after taking into consideration its insurance coverages and amounts already provided for, will have a material adverse effect on its consolidated financial position, cash flows or liquidity.

DERIVATIVE INSTRUMENTS

Ashland is exposed to various market risks, including changes in certain commodity prices, foreign currency rates and interest rates. To manage the volatility relating to these natural business exposures, Ashland enters into various derivative transactions in accordance with its established policies. Ashland does not hold or issue derivative instruments for trading purposes.

Ashland selectively uses commodity futures contracts to reduce its exposure to certain risks inherent within its refining business. Such contracts are used principally to hedge the value of intransit crude oil cargoes, hedge exposure under fixed-price petroleum product sales contracts, obtain higher prices for crude oil sales, protect against margin compression caused by increasing crude oil prices, take advantage of attractive refining margins and lock in costs on a portion of the natural gas fuel needs of the refineries. Ashland also uses forward exchange contracts to hedge certain foreign currency transaction exposures of its operations. The potential loss from a hypothetical 10% adverse change in commodity prices or foreign currency rates on Ashland's open commodity futures and foreign exchange contracts at September 30, 1997, would not materially affect Ashland's consolidated financial position, results of operations or cash flows.

Ashland uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Long-term debt at September 30, 1997, included about $280 million of floating-rate debt, and the interest rates on an additional $370 million of fixed-rate debt were converted to LIBOR floating rates through unleveraged interest rate swap agreements. As a result, Ashland's annual interest costs in 1998 will fluctuate based on short-term interest rates on about $650 million of Ashland's consolidated long-term debt outstanding at September 30, 1997, as well as on any short-term notes and commercial paper.

OUTLOOK

Ashland Chemical will continue to pursue growth through internal efforts and selective acquisitions. Ashland Chemical will emphasize integrated products and services, targeting its North American customers and a growing international sales base with existing offerings and extensions into untapped markets, such as its recent entry into the distribution market for nutritional products. With market globalization favoring producers that have a worldwide presence, investments in acquisitions will also continue as attractive opportunities to add volume, technologies or market coverage are identified.

APAC will pursue growth through geographic expansion, enhanced materials production capabilities and product line extensions, such as concrete paving and greater site development services. Continued federal infrastructure funding and an expanding economy should continue to benefit APAC's efforts to build market position in existing markets and reduce costs. APAC's construction backlog amounted to a record year end level of $693 million at September 30, 1997. Such backlog includes a modest increase in the public sector and a slight decrease in the private sector, and is expected to contain margins comparable to those included in last year's backlog.

Valvoline will focus on extending and leveraging its brand franchise to related products, while pursuing international growth through aggressive marketing, joint ventures and application of domestic competencies. R-12 margins are expected to remain strong, although the level of annual demand is uncertain. Domestic sales volumes of higher-margin packaged lubricants serving

Ashland Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS



the "do-it-yourself" market are expected to continue to give ground to lower-margin bulk sales to the "do-it-for-me" market. However, sales of automotive chemicals and international sales of lubricants are expected to provide continued growth opportunities.

Although margins are expected to remain volatile, key external factors look promising for the refining and marketing industry. The economy is reasonably strong, inflation appears to be under control, and economic growth continues at a modest pace. In addition, petroleum product demand is expected to continue increasing over 1% annually for the rest of the decade. Such increases reflect a leveling of fuel efficiency in the passenger car fleet, increasing sales of light-truck and sport-utility vehicles which average fewer miles per gallon than passenger cars, and an increasing number of vehicle miles traveled. Refinery utilization rates are strong, which should be beneficial for refining margins.

Ashland Petroleum continues to strengthen its position in refining by enhancing its production of higher-value products, reducing its operating expenses and increasing its volumes sold under company brands. While SuperAmerica continues to expand its retail network, Ashland Petroleum is also increasing controlled gasoline sales through its branded jobber/distributor marketing program. Under that program, 601 retail locations were operating at September 30, 1997, compared to 485 locations at the end of 1996. Controlled sales volumes are up 21% since 1994, accounting for over 47% of refinery gasoline production in 1997, providing deeper market penetration in key Midwest markets, strengthening margins and reducing Ashland Petroleum's dependence on wholesale markets.

During 1997, Ashland and Marathon Oil Company signed a letter of intent to combine the petroleum refining and marketing and most transportation assets of the two companies. Ashland and Marathon have resolved all material matters concerning valuation and due diligence, and anticipate signing definitive agreements in December 1997. Ashland would have a 38% ownership interest in the proposed joint venture. Ashland expects that the proposed venture will be able to achieve substantial synergies beginning in 1998 by pursuing operational efficiencies and integrating the strengths of the business processes, management systems and administrative support functions of the two companies.

Arch Coal's results for 1998 are expected to benefit from numerous steps which have been taken or are underway to capture synergies resulting from the merger of Ashland Coal and Arch Mineral. Arch Coal's low debt and high cash flow provide the financial strength to support continued operational improvements, acquisitions and internal expansion.

Ashland's debt at the end of 1997 was down by $255 million from the prior year, despite the addition of $236 million in debt resulting from the consolidation of Arch Coal as of October 1, 1996. As a result, net interest costs are expected to be significantly lower in 1998, given the reduction in Ashland's debt during 1997. Annualizing the interest cost on outstanding debt at September 30, 1997, would result in net interest expense of about $125 million during 1998, compared to $170 million in 1997. Such debt reduction also provides Ashland with greater financial flexibility to pursue its growth goals.

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

FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including various information within the Capital Resources, Derivative Instruments and Outlook sections. Although Ashland believes that its expectations are based on reasonable assumptions, it cannot assure that the expectations contained in such statements will be achieved. Important factors which could cause actual results to differ materially from those contained in such statements are discussed in Note A to the Consoldiated Financial Statements under risks and uncertainties. Other factors and risks affecting Ashland's revenues and operations are contained in Ashland's Form 10-K for the fiscal year ended September 30, 1997, which is on file with the Securities and Exchange Commission.


ASHLAND INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
YEARS ENDED SEPTEMBER 30

(In millions except per share data)                                                  1997                1996                 1995
===================================================================================================================================

REVENUES
Sales and operating revenues (including excise taxes)                             $14,200             $12,892              $11,972
Other                                                                                 119                  76                   66
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   14,319              12,968               12,038
COSTS AND EXPENSES
Cost of sales and operating expenses                                               10,860               9,975                9,130
Excise taxes on products and merchandise                                              992                 985                  988
Selling, general and administrative expenses                                        1,405               1,275                1,269
Depreciation, depletion and amortization                                              572                 371                  447
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   13,829              12,606               11,834
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                      490                 362                  204
OTHER INCOME (EXPENSE)
Interest expense (net of interest income)                                            (170)               (169)                (171)
Equity income - Note D                                                                 15                  24                    7
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTEREST           335                 217                   40
Income taxes - Note E                                                                (119)                (73)                  (3)
Minority interest in earnings of subsidiaries                                         (24)                 (8)                 (23)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                     192                 136                   14
Income from discontinued operations (net of income taxes) - Note B                     25                  75                   10
Gain on sale of discontinued operations (net of income taxes) - Note B                 71                   -                    -
-----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS                                                      288                 211                   24
Extraordinary loss on early retirement of debt (net of income taxes) - Note F          (9)                  -                    -
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                            279                 211                   24
Dividends on convertible preferred stock                                               (9)                (19)                 (19)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME AVAILABLE TO COMMON SHARES                                               $     270             $   192              $     5
===================================================================================================================================
EARNINGS PER SHARE - Note A
Primary
       Income (loss) from continuing operations                                 $    2.57             $  1.81              $  (.08)
       Income from discontinued operations                                            .36                1.16                  .16
       Gain on sale of discontinued operations                                       1.00                   -                    -
       Extraordinary loss                                                            (.13)                  -                    -
                                                                                ---------------------------------------------------
       Net income                                                               $    3.80             $  2.97              $   .08
Assuming full dilution
       Income (loss) from continuing operations                                 $    2.52             $  1.84              $  (.08)
       Income from discontinued operations                                            .33                 .98                  .16
       Gain on sale of discontinued operations                                        .94                   -                    -
       Extraordinary loss                                                            (.12)                  -                    -
                                                                                ---------------------------------------------------
       Net income                                                               $    3.67             $  2.82              $   .08
AVERAGE COMMON SHARES AND EQUIVALENTS OUTSTANDING
Primary                                                                                71                  65                   62
Assuming full dilution                                                                 76                  77                   63
===================================================================================================================================


See Notes to Consolidated Financial Statements.

ASHLAND INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30

(In millions)                                                                        1997                     1996
===================================================================================================================
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                         $   268                 $     77
Accounts receivable (less allowances for doubtful accounts of
     $24 million in 1997 and $27 million in 1996)                                   1,730                    1,621
Inventories - Note A                                                                  729                      708
Other current assets                                                                  268                      259
-------------------------------------------------------------------------------------------------------------------
                                                                                    2,995                    2,665

INVESTMENTS AND OTHER ASSETS
Investments in and advances to unconsolidated affiliates - Note D                      86                      157
Investments of captive insurance companies                                            189                      178
Cost in excess of net assets of companies acquired (less accumulated
     amortization of $70 million in 1997 and $43 million in 1996)                     120                      120
Coal supply agreements (less accumulated amortization of
     $53 million in 1997 and $44 million in 1996)                                     195                       44
Net assets of discontinued operations held for sale - Note B                           18                      326
Other noncurrent assets                                                               283                      314
-------------------------------------------------------------------------------------------------------------------
                                                                                      891                    1,139

PROPERTY, PLANT AND EQUIPMENT
Cost
     Refining and Marketing                                                         3,497                    3,395
     Valvoline                                                                        328                      312
     Chemical                                                                         904                      818
     APAC                                                                             671                      626
     Coal                                                                           1,904                      980
     Corporate                                                                        167                      154
-------------------------------------------------------------------------------------------------------------------
                                                                                    7,471                    6,285
Accumulated depreciation, depletion and amortization                               (3,580)                  (3,000)
-------------------------------------------------------------------------------------------------------------------
                                                                                    3,891                    3,285
-------------------------------------------------------------------------------------------------------------------
                                                                                   $7,777                   $7,089
===================================================================================================================


See Notes to Consolidated Financial Statements.


(In millions)                                                                        1997                     1996
----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Debt due within one year
     Notes payable to financial institutions                                     $     35                  $   117
     Current portion of long-term debt                                                 58                       86
Trade and other payables                                                            2,045                    1,973
Income taxes                                                                          123                       22
----------------------------------------------------------------------------------------------------------------------
                                                                                    2,261                    2,198
NONCURRENT LIABILITIES
Long-term debt (less current portion) - Notes F and G                               1,639                    1,784
Employee benefit obligations - Note M                                                 854                      613
Reserves of captive insurance companies                                               161                      166
Other long-term liabilities and deferred credits                                      565                      340
Commitments and contingencies - Notes G, I and L
----------------------------------------------------------------------------------------------------------------------
                                                                                    3,219                    2,903

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES                                        273                      174

STOCKHOLDERS'  EQUITY - Notes F, J and K
  Preferred  stock, no par value, 30 million shares authorized
     Convertible preferred stock, 6 million shares issued in 1996,
         $300 million liquidation value                                                 -                      293

Common stockholders' equity
     Common stock, par value $1.00 per share
           Authorized - 150 million shares
           Issued - 75 million shares in 1997 and 64 million shares in 1996            75                       64
     Paid-in capital                                                                  605                      280
     Retained earnings                                                              1,379                    1,185
     Other                                                                            (35)                      (8)
----------------------------------------------------------------------------------------------------------------------
Total common stockholders' equity                                                   2,024                    1,521
----------------------------------------------------------------------------------------------------------------------
                                                                                    2,024                    1,814
----------------------------------------------------------------------------------------------------------------------
                                                                                   $7,777                   $7,089
======================================================================================================================


ASHLAND INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY


                                     Preferred     Common      Paid-in      Retained       Loan to
(In millions)                            stock      stock      capital      earnings         LESOP       Other          Total
------------------------------------------------------------------------------------------------------------------------------

BALANCE AT OCTOBER 1, 1994                $293        $61         $159        $1,126         $(33)       $(11)         $1,595
Net income                                                                        24                                       24
Dividends
      Preferred stock                                                            (19)                                     (19)
      Common stock, $1.10 a share                                                (68)                                     (68)
Issued common stock under
      Share offering program                            2           49                                                     51
      Acquisition of operations
         of other companies                             1           40                                                     41
      Stock incentive plans                                          7                                                      7
LESOP loan repayments                                                                          22                          22
Other changes                                                        1                                      1               2
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995              293         64          256         1,063          (11)        (10)          1,655
Net income                                                                       211                                      211
Dividends
      Preferred stock                                                            (19)                                     (19)
      Common stock, $1.10 a share                                                (70)                                     (70)
Issued common stock under
      Stock incentive plans                                         18                                                     18
      Employee savings plan                                          6                                                      6
LESOP loan repayments                                                                          11                          11
Other changes                                                                                               2               2
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996              293         64          280         1,185            -          (8)          1,814
Net income                                                                       279                                      279
Dividends
      Preferred stock                                                             (9)                                      (9)
      Common stock, $1.10 a share                                                (76)                                     (76)
Issued common stock under
      Preferred stock conversion          (290)         9          281                                                      -
      Stock incentive plans                             2           44                                                     46
      Employee savings plan                                          1                                                      1
Preferred stock redemption                  (3)                                                                            (3)
Other changes                                                       (1)                                   (27)            (28)
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1997           $    -        $75         $605        $1,379        $   -        $(35)         $2,024
------------------------------------------------------------------------------------------------------------------------------




See Notes to Consolidated Financial Statements.


Ashland Inc. and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS
Years Ended September 30

(In millions)                                                                  1997                  1996                 1995
===============================================================================================================================
CASH FLOWS FROM CONTINUING OPERATIONS
Income from continuing operations                                              $192                  $136              $    14
Expense (income) not affecting cash
       Depreciation, depletion and amortization                                 572                   371                  447
       Deferred income taxes                                                      3                   (11)                 (71)
       Other noncash items                                                       45                     1                   43
Change in operating assets and liabilities(1)                                    40                   154                    9
-------------------------------------------------------------------------------------------------------------------------------
                                                                                852                   651                  442
CASH FLOWS FROM FINANCING
Proceeds from issuance of long-term debt                                        175                    68                  330
Proceeds from issuance of capital stock                                          35                    16                   55
Repayment of long-term debt                                                    (621)                  (97)                 (60)
Increase (decrease) in short-term debt                                          (57)                  (84)                  38
Dividends paid                                                                  (97)                  (93)                 (92)
-------------------------------------------------------------------------------------------------------------------------------
                                                                               (565)                 (190)                 271
CASH FLOWS FROM INVESTMENT
Additions to property, plant and equipment                                     (431)                 (430)                (399)
Purchase of operations - net of cash acquired                                   (96)                  (83)                (299)
Investment purchases(2)                                                        (248)                 (455)                (725)
Investment sales and maturities(2)                                              216                   491                  704
Other - net                                                                       -                     6                   32
-------------------------------------------------------------------------------------------------------------------------------
                                                                               (559)                 (471)                (687)
-------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED (USED) BY CONTINUING OPERATIONS                                  (272)                  (10)                  26
Cash provided (used) by discontinued operations - Note B                        436                    35                  (14)
-------------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                           164                    25                   12
Cash and cash equivalents - beginning of year                                   104 (3)                52                   40
-------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                                        $268                 $  77               $   52
===============================================================================================================================
DECREASE (INCREASE) IN OPERATING ASSETS(1)
Accounts receivable                                                            $  1                 $ (52)              $ (126)
Inventories                                                                      17                     2                  (60)
Other current assets                                                             (6)                   (6)                  11
Investments and other assets                                                     (3)                   10                   31
INCREASE (DECREASE) IN OPERATING LIABILITIES(1)
Trade and other payables                                                       (143)                  216                  176
Income taxes                                                                     80                   (12)                  (2)
Noncurrent liabilities                                                           94                    (4)                 (21)
-------------------------------------------------------------------------------------------------------------------------------
CHANGE IN OPERATING ASSETS AND LIABILITIES                                    $  40                 $ 154               $    9
===============================================================================================================================

(1)   Excludes changes resulting from operations acquired or sold.
(2) Represents primarily investment transactions of captive insurance companies.
(3) Includes $27 million of cash and cash equivalents of Arch Mineral Corporation that was presented on a consolidated basis effective October 1, 1996 (see Note A).



See Notes to Consolidated Financial Statements.

ASHLAND INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Ashland and its majority-owned subsidiaries. Investments in joint ventures and 20% to 50% owned affiliates are accounted for on the equity method. Ashland Coal, Inc. and Arch Mineral Corporation merged on July 1, 1997, into a new corporation known as Arch Coal, Inc., in which Ashland has a 54% ownership interest. Beginning in the September 1997 quarter, Arch Coal was consolidated in Ashland's financial statements. Prior interim quarters in 1997 were restated to reflect Arch Mineral on a consolidated basis for comparison purposes. Since Arch Mineral was previously accounted for on the equity method, the comparability of various amounts included in Ashland's consolidated financial statements and the accompanying notes are affected.

RISKS AND UNCERTAINTIES

The preparation of Ashland's consolidated financial statements in conformity with generally accepted accounting principles requires Ashland's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items subject to such estimates and assumptions include the carrying value of long-lived assets, environmental reserves, employee benefit obligations, income recognized under construction contracts, and the ultimate realization of deferred tax assets. Actual results could differ from the estimates and assumptions used.

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

Domestic and international economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, as well as changes in the availability or prices of crude oil and petroleum products, can have a significant effect on Ashland's operations. While Ashland maintains reserves for anticipated liabilities and carries various levels of insurance, Ashland could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings relating to environmental or other matters. In addition, climate and weather can significantly affect Ashland in several of its operations, such as its construction, heating oil and coal businesses.

INVENTORIES

(In millions)                                                      1997                     1996
=================================================================================================
Crude oil                                                          $277                     $316
Petroleum products                                                  289                      323
Chemicals                                                           341                      342
Other products                                                      174                      146
Materials and supplies                                               64                       55
Excess of replacement costs over LIFO carrying values              (416)                    (474)
--------------------------------------------------------------------------------------------------
                                                                   $729                     $708
==================================================================================================

Crude oil, petroleum products, chemicals and other products with a replacement cost of $751 million at September 30, 1997, and $834 million at September 30, 1996, are valued using the last-in, first-out (LIFO) method. The remaining inventories are stated generally at the lower of cost (using the first-in, first-out [FIFO] or average cost method) or market.

Ashland decreased certain LIFO inventories in 1997 for operating reasons. Cost of sales and operating expenses include costs for these inventories based on prior years' LIFO carrying values which were less than current replacement costs. As a result of LIFO inventory liquidations, net income was increased by $7 million ($.09 per share) in 1997. The effects of LIFO inventory liquidations during 1996 and 1995 were not significant.

PROPERTY, PLANT AND EQUIPMENT

The cost of plant and equipment (other than the costs of purchasing rights to coal reserves and mine development costs) is principally depreciated by the straight-line method over the estimated useful lives of the assets. Costs of purchasing rights to coal reserves and mine development costs are depleted by the units-of-production method over the estimated recoverable reserves. Coal exploration costs are expensed as incurred.

Estimated costs of major refinery turnarounds are accrued, while other maintenance and repair costs are expensed as incurred. Maintenance and repair expense amounted to $463 million in 1997, $355 million in 1996 and $341 million in 1995.

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

Earnings per share assuming full dilution begins with the primary earnings per share computation. Prior to 1997, shares issuable upon conversion of the preferred stock and 6.75% subordinated debentures were added to average common shares and equivalents when dilutive. In such cases, net income was further adjusted by adding back preferred dividends and interest expense (net of tax) on these debentures.

In the computation of earnings per share assuming full dilution for 1997, the preferred shares which were converted in March 1997 (see Note J) were assumed to be converted to common shares as of the beginning of the year, in accordance with generally accepted accounting principles. If the shares had been assumed converted as of the beginning of the year for the primary computation, the resulting primary earnings per share would have amounted to $3.70. The 6.75% convertible subordinated debentures were retired in July 1997 (see Note F) and, therefore, were not assumed converted for the 1997 computation.

DERIVATIVE INSTRUMENTS

Ashland selectively uses commodity futures contracts to reduce its exposure to certain risks inherent within its refining business. Such contracts are used principally to hedge the value of intransit crude oil cargoes, hedge exposure under fixed-price sales contracts, obtain higher prices for crude oil sales, protect against margin compression caused by increasing crude oil prices, take advantage of attractive refining margins and lock in prices on a portion of the natural gas fuel needs of the refineries. Realized gains and losses on these contracts are included in cost of sales in the original contract month, with amounts paid or received on early terminations deferred on the balance sheet in other current assets or trade and other payables, as appropriate (the deferral method). In addition, commodity futures contracts are used as an alternate method of obtaining or selling crude oil and petroleum products to balance physical barrel activity. These contracts are marked-to-market each month and included in accounts receivable, with the offsetting unrealized gain or loss included in cost of sales (the fair value method).

Ashland uses forward exchange contracts to hedge foreign currency transaction exposures of its operations. These contracts are marked-to-market each month and included in trade and other payables, with the offsetting gain or loss included in other revenues (the fair value method).

Ashland uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Each interest rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual method). The related amount payable to or receivable from counterparties is included in trade and other payables. The fair values of the swap agreements are not recognized in the financial statements.  Gains  and  losses  on  terminations  of  interest  rate  swap agreements are deferred on the balance sheet (in other long-term liabilities) and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement.

STOCK INCENTIVE PLANS

Effective October 1, 1996, Ashland adopted the disclosure requirements of Financial Accounting Standards Board Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation." With respect to accounting for its stock options, as permitted under FAS 123, Ashland has retained the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations (see Note K).

ACCOUNTING CHANGES

Effective September 30, 1995, Ashland adopted Financial Accounting Standards Board Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result, Ashland recorded charges of $83 million ($79 million included in depreciation, depletion and amortization and $4 million charged to discontinued operations) to write down certain assets to their estimated fair values. These assets included an idle unit at Ashland Petroleum's Catlettsburg refinery, certain unused crude oil gathering pipelines of Scurlock Permian, and petroleum product marketing properties which were being sold or shut down. Fair values were based upon appraisals or estimates of discounted future cash flows. Operating income was reduced for each of the affected segments as follows: Refining and Marketing ($68 million); Valvoline ($3 million); Chemical ($4 million); and general corporate expenses ($4 million). In addition, Arch Mineral adopted FAS 121 and recorded a charge to write down certain idle facilities, decreasing Ashland's equity income by $3 million. The adoption of FAS 121 reduced Ashland's net income for 1995 by $54 million or $.86 per share.

OTHER

Cash equivalents include highly liquid investments maturing within three months after purchase. Investments of captive insurance companies (primarily foreign corporate and government debt obligations) are carried at market value plus accrued interest.

Income related to construction contracts is generally recognized by the units-of-production method, which is a variation of the percentage-of-completion method. Any anticipated losses on such contracts are charged against operations as soon as such losses are estimable.

Costs in excess of net assets of companies acquired are amortized by the straight-line method over periods generally ranging from 10 to 40 years, with an average remaining life of 13 years. Costs of acquired coal supply agreements are capitalized and amortized over the contract sales tonnage.

Research and development costs are expensed as incurred ($29 million in 1997, $28 million in 1996 and $24 million in 1995).

Certain  prior year  amounts  have been  reclassified  in the  consolidated
financial   statements  and   accompanying   notes  to  conform  with  1997
classifications.

NOTE B - DISCONTINUED OPERATIONS

On July 1, 1997, Ashland sold the domestic exploration and production operations of Blazer Energy Corporation, realizing cash proceeds of $566 million. The sale resulted in a pretax gain of $138 million which, net of $67 million of income taxes, produced a gain on sale of discontinued operations of $71 million. Ashland has reached an agreement in principle to sell its exploration and production operations in Nigeria, subject to the approval of the Nigerian government and other conditions. Accordingly, results from the Exploration segment are shown as discontinued operations with prior years restated. Components of amounts reflected in the income statements, balance sheets and cash flow statements are presented in the following table.

(In millions)                                                         1997                  1996                1995
======================================================================================================================
INCOME STATEMENT DATA
Revenues                                                              $240                  $320(1)             $204
Costs and expenses                                                    (215)                 (226)               (210)
----------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                 25                    94                  (6)
Income tax benefit (expense)                                             -                   (19)                 16
----------------------------------------------------------------------------------------------------------------------
Income from discontinued operations                                   $ 25                  $ 75(1)             $ 10
======================================================================================================================
BALANCE SHEET DATA
Current assets                                                        $ 59                  $ 76
Investments and other assets                                             1                     1
Property, plant and equipment - net                                     57                   430
Current liabilities                                                    (41)                  (81)
Noncurrent liabilities                                                 (58)                 (100)
----------------------------------------------------------------------------------------------------------------------
Net assets of discontinued operations held for sale                   $ 18                  $326
======================================================================================================================
CASH FLOW DATA
Cash flows from operations                                            $(90)                 $115                $ 58
Cash flows from investment (including sales proceeds)                  526                   (80)                (72)
----------------------------------------------------------------------------------------------------------------------
Cash provided (used) by discontinued operations                       $436                  $ 35                $(14)
======================================================================================================================

(1)    Includes a gain of $73 million  ($48  million  after  income  taxes)
       resulting   from  the   settlement  of  claims  in  the   bankruptcy
       reorganization   of  Columbia  Gas  Transmission  and  Columbia  Gas
       Systems.

NOTE C - INFORMATION BY INDUSTRY SEGMENT

Ashland's operations are conducted primarily in the United States and are managed along industry segments, which include Refining and Marketing, Valvoline, Chemical, APAC and Coal. Information by industry segment is shown on Pages 62 and 63.

Refining and Marketing operations are conducted by Ashland Petroleum and SuperAmerica. Ashland Petroleum is a leading regional refiner and marketer in the Midwest. In addition to supplying petroleum products to SuperAmerica, Valvoline, Ashland Chemical and APAC, Ashland Petroleum is a leading supplier of petroleum products to the transportation and commercial fleet industries, other industrial customers and independent marketers (including marketers operating under the Ashland brand name). Ashland Petroleum also transports crude oil and petroleum products in connection with its refining and wholesale marketing operations and gathers and markets crude oil through Scurlock Permian. SuperAmerica includes Ashland's retail gasoline and merchandise marketing operations, including the SuperAmerica chain of high-volume retail stores. Gasoline and merchandise are also sold from outlets operated by SuperAmerica under the Rich brand name. Operations are conducted primarily in the Ohio Valley and Upper Midwest.

During 1997, Ashland and Marathon Oil Company signed a letter of intent to combine the petroleum refining and marketing and most transportation assets of the two companies. Ashland would have a 38% ownership interest in the proposed joint venture. On October 30, 1997, Ashland and Marathon announced that the two firms had resolved all material matters concerning valuation and due diligence, and anticipate signing definitive agreements in December 1997.

Valvoline is a marketer of automotive and industrial oils, automotive chemicals, antifreeze, filters, rust preventives and coolants, with sales in more than 140 countries. In addition, Valvoline is engaged in the "fast oil change" business through outlets operating under the Valvoline Instant Oil Change and Valvoline Rapid Oil Change names and provides environmental services for the collection of used oil, antifreeze and filters.

Chemical businesses are managed by Ashland Chemical, which distributes industrial chemicals, solvents, thermoplastics and resins, fiberglass materials and fine ingredients. Ashland Chemical also manufactures a wide variety of specialty chemicals and certain petrochemicals. Major specialty chemicals include foundry products, water treatment and marine service chemicals, specialty polymers and adhesives, unsaturated polyester resins, and high-purity electronic and laboratory chemicals. Ashland Chemical's petrochemicals division manufactures and markets maleic anhydride and methanol, and markets cumene, aromatic and aliphatic solvents, and propylene manufactured by Ashland Petroleum. Marketing of the petrochemicals manufactured by Ashland Petroleum will be transferred to Refining and Marketing in fiscal 1998.

The APAC group of companies, which are located in 13 southern and midwestern states, perform contract construction work including paving, repair and resurfacing highways, streets, airports, residential and commercial developments, sidewalks, and driveways; grading and base work; and excavation and related activities in the construction of bridges and structures, drainage facilities and underground utilities. APAC also produces and sells construction materials, such as asphaltic and ready-mix concrete, crushed stone and other aggregate and, in certain markets, concrete block and specialized construction materials, such as architectural block.

Coal operations are conducted by 54% owned, publicly traded Arch Coal, Inc., which was created on July 1, 1997, by the merger of Ashland Coal, Inc. and Arch Mineral Corporation. Beginning in the September 1997 quarter, Arch Coal was consolidated in Ashland's financial statements. Prior interim quarters in 1997 were restated to reflect Arch Mineral on a consolidated basis for comparison purposes. Arch Mineral was previously accounted for on the equity method. Arch Coal is the largest producer of bituminous, low-sulfur coal in the eastern United States. Arch markets coal to electric utilities and industrial customers throughout the United States, Europe and Japan. Coal is produced from surface and deep mines located in Illinois, Kentucky, Virginia, West Virginia and Wyoming. Arch also markets coal mined by independent producers.

On July 1, 1997, Ashland sold the domestic exploration and production operations of Blazer Energy Corporation. Ashland has reached an agreement in principle to sell its exploration and production operations in Nigeria, subject to the approval of the Nigerian government and other conditions. Accordingly, results from the Exploration segment are shown as discontinued operations with prior years restated (see Note B).

Certain information with respect to continuing foreign operations follows.


                                                                                               Income from continuing operations
                                                        Total assets                                         before income taxes
                                             ------------------------             -----------------------------------------------
(In millions)                                1997               1996               1997                 1996                1995
---------------------------------------------------------------------------------------------------------------------------------
Foreign operations
      Refining and Marketing                 $ 63              $  70               $  2                 $  3                 $ 4
      Valvoline                               103                127                 (7)(1)                4                   3
      Chemical                                363                327                 26(1)                41                  42
---------------------------------------------------------------------------------------------------------------------------------
                                             $529              $ 524                $21                 $ 48                 $49
=================================================================================================================================


(1)   Includes  charges of $10  million for  Valvoline  and $16 million for
      Chemical  to  write  down  goodwill   related  to  certain   European
      operations.

NOTE D - UNCONSOLIDATED AFFILIATES

Affiliated companies accounted for on the equity method include LOOP LLC and LOCAP INC. (18.6% and 21.4% owned corporate joint ventures operating a deepwater offshore port and related pipeline facilities in the Gulf of Mexico) and various other companies. Prior to 1997, Arch Mineral Corporation was 50% owned and accounted for on the equity method (see Notes A and C). Summarized financial information reported by these affiliates and a summary of the amounts recorded in Ashland's consolidated financial statements follow. At September 30, 1997, Ashland's retained earnings include $55 million of undistributed earnings from unconsolidated affiliates accounted for on the equity method.

                                              Arch Mineral              LOOP LLC and
(In millions)                                  Corporation                LOCAP INC.               Other                Total
==============================================================================================================================
SEPTEMBER 30, 1997
Financial position
        Current assets                                                        $   30               $ 311
        Current liabilities                                                      (81)               (161)
                                                                         --------------------------------
        Working capital                                                          (51)                150
        Noncurrent assets                                                        586                 149
        Noncurrent liabilities                                                  (438)               (104)
                                                                         --------------------------------
        Stockholders' equity                                                  $   97               $ 195
                                                                         ================================
Results of operations
        Sales and operating revenues                                          $  123               $ 994
        Gross profit                                                              40                 238
        Net income                                                                27                  38
Amounts recorded by Ashland
        Investments and advances                                                  18                  68              $   86
        Equity income                                                              2                  13                  15
        Dividends received                                                         -                   9                   9
==============================================================================================================================
SEPTEMBER 30, 1996
Financial position
        Current assets                              $ 165                     $   28               $ 265
        Current liabilities                          (142)                       (82)               (151)
                                                 --------------------------------------------------------
        Working capital                                23                        (54)                114
        Noncurrent assets                             752                        613                 225
        Noncurrent liabilities                       (646)                      (489)               (107)
                                                 --------------------------------------------------------
        Stockholders' equity                        $ 129                      $  70               $ 232
                                                 ========================================================
Results of operations
        Sales and operating revenues                $ 727                      $ 117               $ 846
        Gross profit                                   98                         38                 214
        Net income                                     27                          8                  28
Amounts recorded by Ashland
        Investments and advances                       73                         13                  71              $ 157
        Equity income                                  13                          2                   9                 24
        Dividends received                              -                          -                   7                  7
==============================================================================================================================
SEPTEMBER 30, 1995
Results of operations
        Sales and operating revenues                $ 714                      $ 119               $ 775
        Gross profit                                   50                         36                 193
        Net income (loss)                              (8)(1)                      4                  29
Amounts recorded by Ashland
        Equity income (loss)                           (4)                         1                  10              $   7
        Dividends received                              3                          1                   8                 12
==============================================================================================================================


(1) Includes a charge of $12 million resulting from asset impairment write-downs under FAS 121 and provisions for early retirement and restructuring programs.

NOTE E - INCOME TAXES
A summary of the provision for income taxes related to continuing operations follows.

(In millions)                                                                     1997                  1996                  1995
===================================================================================================================================
Current(1)
       Federal                                                                    $ 92                 $  60               $    52
       State                                                                         7                     7                    10
       Foreign                                                                      17                    17                    12
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   116                    84                    74
Deferred                                                                             3                   (11)                  (71)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  $119                 $  73               $     3
===================================================================================================================================

(1) Income tax payments amounted to $82 million in 1997, $110 million in 1996 and $54 million in 1995.

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which give rise to significant deferred tax assets (liabilities) follow. These amounts are recorded in various asset and liability accounts on Ashland's consolidated balance sheets.

(In millions)                                                                                           1997                  1996
===================================================================================================================================
Employee benefit obligations                                                                            $365                $  251
Environmental, insurance and litigation reserves                                                         148                   118
Alternative minimum tax credit carryforwards                                                              76(1)                 77
Uncollectible accounts receivable                                                                         18                    19
Compensated absences                                                                                      16                    16
Other items                                                                                               89                    58
-----------------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                                712                   539
-----------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                                           (523)                 (405)
Coal supply agreements                                                                                   (38)                   (9)
Undistributed equity income                                                                              (19)                  (18)
Prepaid royalties                                                                                          2                   (18)
-----------------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                                          (578)                 (450)
-----------------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                                  $134               $    89
===================================================================================================================================

(1) Alternative minimum tax credit carryforwards at September 30, 1997, relate entirely to Arch Coal, Inc.

The U.S. and foreign components of income from continuing operations before income taxes and a reconciliation of the normal statutory federal income tax with the provision for income taxes follow.

(In millions)                                                                      1997                  1996                 1995
===================================================================================================================================
Income from continuing operations before income taxes and minority interest
       United States                                                               $314                  $169              $    (9)
       Foreign                                                                       21                    48                   49
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   $335                  $217              $    40
===================================================================================================================================
Income taxes computed at U.S. statutory rates                                      $117                  $ 76              $    14
Increase (decrease) in amount computed resulting from
       Equity income                                                                 (4)                   (5)                   -
       State income taxes                                                             7                     4                    5
       Net impact of foreign results                                                 10                     -                   (4)
       Percentage depletion allowance                                               (22)                   (6)                 (14)
       Other items                                                                   11                     4                    2
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                                       $119                  $ 73              $     3
===================================================================================================================================

The Internal Revenue Service (IRS) has examined Ashland's consolidated U.S. income tax returns through 1993. As a result of its examinations, the IRS has proposed adjustments, certain of which are being contested by Ashland. Ashland believes it has adequately provided for any income taxes and related interest which may ultimately be paid on contested issues.


NOTE F - LONG-TERM DEBT
(In millions)                                                                                    1997                     1996
================================================================================================================================
Senior debt of Ashland
     Medium-term notes, due 1998-2025, interest at an average rate
         of 8.3% at September 30, 1997 (5.8% to 10.4%)                                        $   936                  $   909
     8.80% debentures, due 2012                                                                   250                      250
     11.125% sinking fund debentures, due 2017                                                      -                      200
     Pollution control and industrial revenue bonds, due
         1998-2022, interest at an average rate of 6.4%
         at September 30, 1997 (3.5% to 7.4%)                                                     217                      227
     Other                                                                                          2                        3
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                1,405                    1,589
6.75% convertible subordinated debentures, due 2014,
     convertible into common stock at $51.34 per share                                              -                      124
Debt of Arch Coal, Inc. not guaranteed by Ashland
     9.78% senior notes, due 1997-2000                                                              -                      101
     9.66% senior notes, due 2001-2006                                                              -                       54
     7.79% senior notes, due 1998-2003                                                             43                        -
     Revolving credit agreement, due 2002, variable interest rate
         based on LIBOR, interest rate of 5.9% at September 30, 1997                              240                        -
     Other                                                                                          9                        2
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                1,697                    1,870
Current portion of long-term debt                                                                 (58)                     (86)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                               $1,639                   $1,784
================================================================================================================================


Aggregate maturities of long-term debt are $58 million in 1998, $48 million in 1999, $41 million in 2000, $79 million in 2001 and $328 million in 2002. Excluded from such maturities are $38 million of floating-rate pollution control and industrial revenue bonds, due between 2003 and 2009. These bonds are subject to early redemptions at the bondholders' option, but generally not before October 1, 1998.

Ashland has a revolving credit agreement which expires on February 9, 2000, providing for up to $320 million in borrowings, under which no borrowings were outstanding at September 30, 1997. In addition, Arch Coal has revolving credit agreements which expire on June 30, 2002, providing for up to $500 million in borrowings, of which $240 million was in use at September 30, 1997.

Certain debt agreements contain covenants restricting dividends, share repurchases and other distributions with respect to Ashland's capital stock, as well as covenants limiting new borrowings. At September 30, 1997, distributions with respect to Ashland's capital stock were restricted to $1 billion and additional debt was limited to $2.1 billion.

Interest payments on all indebtedness amounted to $191 million in 1997, $175 million in 1996, and $163 million in 1995. The weighted average interest rate on short-term borrowings outstanding was 6.7% at September 30, 1997, and 5.9% at September 30, 1996.

EXTRAORDINARY LOSS

On June 3, 1997, Ashland called for redemption all of its outstanding 6.75% Convertible Subordinated Debentures. On July 3, 1997, $123 million of the Debentures were redeemed for 101.35% of the principal amount, plus accrued interest, thereby eliminating an associated 2.4 million shares of Ashland Common Stock that had been reserved for conversion. On September 3, 1997, Ashland announced its intention to redeem its 11.125% Sinking Fund Debentures on October 15, 1997. The principal amount outstanding of $200 million had a redemption price of 105.562%, plus accrued interest to the redemption date. On September 23, 1997, Ashland delivered to the trustee U.S. Treasury securities maturing on October 15, 1997, sufficient to cover the redemption price and accrued interest in accordance with the indenture agreement, thereby relieving Ashland of any further obligations under the Debentures. The redemption premium and writeoff of unamortized deferred debt issuance expenses related to these two transactions resulted in pretax charges totaling $15 million which, net of income tax benefits of $6 million, resulted in an extraordinary loss of $9 million on the early retirement of debt.

NOTE G - FINANCIAL INSTRUMENTS

COMMODITY AND FOREIGN CURRENCY HEDGES

Ashland uses commodity futures contracts and forward exchange contracts to reduce its exposure to certain risks inherent within its businesses as described in Note A. The fair value of open commodity and foreign exchange contracts was not significant at September 30, 1997, and 1996.

INTEREST RATE SWAPS

Ashland uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. At September 30, 1997, Ashland had unleveraged swap agreements with a notional principal amount of $370 million. These agreements were used to convert fixed rates on certain debt, including the 8.80% debentures and various medium-term notes, to variable rates. The variable rates are generally adjusted quarterly or semiannually based on London Interbank Offered Rates (LIBOR), but may be fixed for longer terms using forward rate agreements. Notional amounts do not quantify risk or represent assets or liabilities of Ashland, but are used in the determination of cash settlements under the agreements. Ashland is exposed to credit losses from counterparty nonperformance, but does not anticipate any losses from its agreements, all of which are with major financial institutions.

At September 30, 1997, Ashland was receiving a weighted-average fixed interest rate of 6.0% and paying a weighted-average variable interest rate of 5.9%, calculated on the notional amount. Interest expense was reduced by $2 million in 1997 and 1996 and an insignificant amount in 1995 resulting from settlements under these agreements. Under its current swap agreements, Ashland's annual interest expense in 1998 will change by about $4 million for each 1% change in LIBOR. The terms remaining on Ashland's swaps range from 4 to 80 months, with a weighted-average remaining life of 27 months.

The carrying amounts and fair values of Ashland's significant financial instruments, including interest rate swaps, at September 30, 1997, and 1996, are shown below. The fair values of cash and cash equivalents and notes payable to financial institutions approximate their carrying amounts. The fair values of investments of captive insurance companies are based on quoted market prices plus accrued interest. The fair values of long-term debt are based on quoted market prices or, if market prices are not available, the present values of the underlying cash flows discounted at Ashland's incremental borrowing rates. The fair values of interest rate swaps are based on quoted market prices, which reflect the present values of the difference between estimated future variable-rate payments and future fixed-rate receipts.

                                                                        1997                                  1996
                                                       ---------------------            --------------------------
                                                         Carrying       Fair            Carrying              Fair
(In millions)                                              amount      value              amount             value
===================================================================================================================
Assets
        Cash and cash equivalents                         $   268    $   268            $     77          $     77
        Investments of captive insurance companies            189        189                 178               178
        Interest rate swaps                                     -          1
Liabilities
        Notes payable to financial institutions                35         35                 117               117
        Long-term debt (including current portion)          1,697      1,864               1,870             2,024
        Interest rate swaps                                                                    -                 4
===================================================================================================================

NOTE H - ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

In February 1995, Ashland purchased all of Ashland Coal's Class B Preferred Stock for $110 million. The purchase increased Ashland's ownership of Ashland Coal from 39% to 54%. As a result of this transaction, Ashland Coal was consolidated into Ashland's financial statements retroactive to October 1, 1994. Ashland continued to reinvest dividends from Ashland Coal in additional shares of its common stock, increasing its ownership in Ashland Coal to 57% as of July 1, 1997, when Ashland Coal and Arch Mineral Corporation merged (see Notes A and C).

Also during 1995, Ashland acquired the unsaturated polyester resins, polyester distribution and maleic anhydride businesses of Aristech Chemical Corporation, the Zerex antifreeze product line, the northern West Virginia assets of two natural gas producers, and various other chemical and construction businesses. These and several smaller acquisitions completed in various segments during the last three years were generally accounted for as purchases and did not have a significant effect on Ashland's consolidated financial statements.

DIVESTITURES

Ashland completed several small divestitures in various segments during the last three years which did not have a significant effect on Ashland's consolidated financial statements. In 1997, Ashland completed the sale of the domestic operations of Blazer Energy Corporation. See Note B for a description of this transaction and its impact on Ashland's consolidated financial statements.

NOTE I - LEASES AND OTHER COMMITMENTS

LEASES

Ashland and its subsidiaries are lessees in noncancelable leasing agreements for office buildings, warehouses, pipelines, transportation and marine equipment, storage facilities, retail outlets, manufacturing facilities and other equipment and properties which expire at various dates. Capitalized lease obligations are not significant and are included in long-term debt. Future minimum rental payments at September 30, 1997, and rental expense under operating leases follow.

(In millions)
-----------------------------------------------------------------------------------------------------------------------------------
Future minimum rental payments                   Rental expense                 1997                      1996                1995
==========================================       ==================================================================================
1998                                 $  84
1999                                    74       Minimum rentals
2000                                    66         (including rentals under
2001                                    52         short-term leases)           $166                      $146                $129
2002                                    36        Contingent rentals              13                        14                  11
Later years                            174        Sublease rental income         (13)                      (16)                (18)
------------------------------------------       ----------------------------------------------------------------------------------
                                      $486                                      $166                      $144                $122
===================================================================================================================================

In addition, Arch Coal has entered into various noncancelable royalty lease agreements under which future minimum payments are approximately $31 million annually through 2002 and $253 million in the aggregate thereafter.

OTHER COMMITMENTS

Under agreements with LOOP and LOCAP (see Note D), Ashland is obligated, based upon its equity ownership, to provide a portion of the total debt service and defined operating and administrative costs of these joint ventures. This annual obligation is reduced by transportation charges paid by Ashland and by a pro rata portion of transportation charges paid by third parties who are not equity participants. If, after each obligor's requirements have been satisfied, the joint ventures are unable to meet cash requirements, Ashland is obligated to advance its pro rata share of the deficiency. All funds provided to these joint ventures are used as advances against future transportation charges. At September 30, 1997, substantially all advances made to LOOP and LOCAP by Ashland had been applied against transportation charges. Transportation charges incurred amounted to $16 million in 1997, $16 million in 1996 and $21 million in 1995. At September 30, 1997, Ashland's contingent liability for its share of the indebtedness of LOOP and LOCAP secured by throughput and deficiency agreements amounted to approximately $83 million.

Arch Coal owns 17.5% of a joint venture operating a coal-loading and storage facility at Newport News, Va. Venture partners are required to pay their share of the venture's costs in relation to their ownership (for fixed operating costs and debt service) or facility usage (for variable operating costs). Arch Coal's share of such payments amounted to approximately $4 million annually in each of the last three years. Future payments for fixed operating costs and debt service are estimated to approximate $3 million annually through 2015 and $26 million in 2016. Additionally, Ashland is contingently liable for a guarantee relating to an office building partially occupied by Arch Coal. At September 30, 1997, such obligation has a present value of approximately $6 million.

NOTE J - CAPITAL STOCK

In March 1997, Ashland called for redemption the 6 million outstanding shares of its $3.125 Cumulative Convertible Preferred Stock. Each preferred share was convertible into 1.546 shares of Ashland common stock, plus cash for fractional shares. Almost 99% of the series was submitted for conversion to common stock by the March 31 deadline. The remaining preferred shares were redeemed at a price of $51.88 per share plus 19.1 cents per share of accrued and unpaid dividends.

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

At September 30, 1997, 500,000 shares of cumulative preferred stock are reserved for potential issuance under the Shareholder Rights Plan. At September 30, 1997, 5 million common shares are reserved for issuance under outstanding stock options.

NOTE K - STOCK INCENTIVE PLANS

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

Ashland accounts for its stock incentive plans in accordance with APB 25, as permitted by FAS 123. In accordance with APB 25, Ashland has not recognized compensation expense for stock options because the exercise price of the options equals the market price of the underlying stock on the date of grant, which is the measurement date. If the alternative method of accounting for stock incentive plans prescribed by FAS 123 had been followed, the impact on Ashland's net income and earnings per share for 1997 and 1996 would not have been material. A summary of stock options follows.

                                                                1997                          1996                          1995
                                          --------------------------     -------------------------      -------------------------
                                                    Weighted average              Weighted average              Weighted average
                                           Common       option price     Common       option price      Common      option price
(In thousands except per share data)       shares          per share     shares          per share      shares         per share
---------------------------------------------------------------------------------------------------------------------------------
Outstanding - beginning of year(1)          5,247             $33.97      5,222             $32.72       4,697            $32.50
Granted                                       814              53.22        823              38.92         839             33.86
Exercised                                  (1,271)             32.94       (747)             30.45        (164)            27.47
Canceled                                      (72)             37.29        (51)             37.35        (150)            38.16
---------------------------------------------------------------------------------------------------------------------------------
Outstanding - end of year(1)                4,718             $37.52      5,247             $33.97       5,222            $32.72
=================================================================================================================================
Exercisable - end of year                   3,373             $33.78      3,820             $32.81       3,777            $32.17
=================================================================================================================================

(1) Shares of common stock available for future grants of options or awards amounted to 5,778,000 at September 30, 1997, and 3,403,000 at September 30, 1996. Exercise prices for options outstanding at September 30, 1997, ranged from $23.88 to $53.38 per share. The weighted average remaining contractual life of the options was 7 years.

NOTE L - LITIGATION, CLAIMS AND CONTINGENCIES

Ashland is subject to various federal, state and local environmental laws and regulations that require remediation efforts at multiple locations, including operating facilities, previously owned or operated facilities, and Superfund or other waste sites. Consistent with its accounting policy for environmental costs, Ashland's reserves for environmental assessments and remediation efforts amounted to $150 million at September 30, 1997, and $173 million at September 30, 1996. Such amounts reflect Ashland's most likely estimates of the costs which will be incurred over an extended period to remediate identified environmental conditions for which costs are reasonably estimable.

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

During 1997, the U. S. Environmental Protection Agency (EPA) completed comprehensive inspections of compliance with federal environmental laws and regulations at Ashland's three refineries. Ashland continues to cooperate and hold discussions with the EPA concerning these inspections, as well as what additional remediation actions may be required or costs may be incurred.

In addition to environmental matters, Ashland and its subsidiaries are parties to numerous claims and lawsuits, some of which are for substantial amounts. While these actions are being contested, the outcome of individual matters is not predictable with assurance.

Ashland does not believe that any liability resulting from these matters, after taking into consideration its insurance coverages and amounts already provided for, will have a material adverse effect on its consolidated financial position.

NOTE M - EMPLOYEE BENEFIT PLANS

PENSION PLANS

Ashland and its subsidiaries sponsor defined benefit pension plans that cover substantially all employees, other than union employees covered by multiemployer pension plans under collective bargaining agreements. Benefits under Ashland's plans generally are based on employees' years of service and compensation during the years immediately preceding retirement. For certain plans, such benefits are expected to come in part from one-half of employees' leveraged employee stock ownership plan (LESOP) accounts. Ashland determines the level of contributions to pension plans annually and contributes amounts within allowable limitations imposed by Internal Revenue Service regulations. The following tables detail the funded status of the plans and the components of pension expense. A discount rate of 7.25% and an assumed rate of salary increases of 5% were used in determining the actuarial present value of projected benefit obligations at September 30, 1997 (8% and 5% at September 30, 1996).

                                                                                       1997                                   1996
                                                        -----------------------------------      ---------------------------------
                                                              Plans with         Plans with            Plans with       Plans with
                                                        assets in excess      ABO in excess      assets in excess    ABO in excess
(In millions)                                                     of ABO          of assets                of ABO        of assets
==================================================================================================================================
Plan assets at fair value (primarily listed
        stocks and bonds)                                           $433               $ 69                 $360            $   -
----------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations (ABO)
        Vested                                                       317                 99                  284               29
        Nonvested                                                     45                 49                   35               36
----------------------------------------------------------------------------------------------------------------------------------
                                                                     362                148                  319               65
----------------------------------------------------------------------------------------------------------------------------------
Plan assets less than (in excess of) ABO                             (71)                79(1)               (41)              65(1)
Provision for future salary increases                                173                 34                  149               17
Deferred pension costs                                                (5)               (10)                 (10)             (15)
----------------------------------------------------------------------------------------------------------------------------------
Net accrued pension costs(2)                                        $ 97               $103                 $ 98            $  67
==================================================================================================================================
Components of deferred pension costs
        Unrecognized transition gain (loss)                         $  6               $ (2)                $ 10            $  (4)
        Unrecognized net loss                                          -                (33)                  (9)             (34)
        Unrecognized prior service costs                             (11)                (2)                 (11)              (1)
        Recognition of minimum liability                               -                 27                    -               24
----------------------------------------------------------------------------------------------------------------------------------
                                                                    $ (5)              $(10)                $(10)           $ (15)
==================================================================================================================================
(In millions)                                                                          1997                 1996             1995
==================================================================================================================================
Components of pension expense
        Service cost                                                                   $ 39                 $ 32            $  23
        Interest cost                                                                    48                   40               34
        Actual investment gain on plan assets                                           (86)                 (34)             (51)
        Deferred investment gain(3)                                                      50                    6               30
        Other amortization and deferral                                                   2                    3                1
        Enhanced retirement program pension cost                                          -                    -               15
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       $ 53                 $ 47            $  52
==================================================================================================================================


(1) Includes unfunded ABO of $77 million in 1997 and $65 million in 1996 for nonqualified defined benefit plans.
(2) Amounts are recorded in various asset and liability accounts on Ashland's consolidated balance sheets.
(3)   The expected long-term rate of return on plan assets was 9%.

OTHER POSTRETIREMENT BENEFIT PLANS

Ashland and its subsidiaries sponsor several unfunded benefit plans, as well as participate in multiemployer plans sponsored by the United Mine Workers of America (UMWA), which provide health care and life insurance benefits for eligible employees who retire from active service or are disabled. The health care plans are contributory with the exception of the UMWA plan. Retiree contributions to Ashland's health care plans are adjusted periodically and contain other cost-sharing features such as deductibles and coinsurance. Life insurance plans are generally noncontributory. Ashland currently funds the costs of benefits as they are paid.

Effective October 1, 1992, Ashland amended nearly all of its retiree health care plans to place a cap on the company's contributions and to adopt a cost-sharing method based upon years of service. These amendments reduced the accumulated postretirement benefit obligation (APBO) for retiree health care plans at that date by $197 million, which is being amortized to income over approximately 12 years. The cap limits Ashland's contributions to a specific base year per capita health care cost, increasing thereafter by up to 4.5% per year. For those plans not capped, various health care cost trend rates are assumed. Increasing the assumed health care cost trend rates by one percentage point in each year for non-capped plans would increase the APBO as of September 30, 1997, by $49 million and the net periodic postretirement benefit cost for 1997 by $4 million.

The following tables detail the status of the plans and the components of postretirement benefit expense. The APBO was determined using a discount rate of 7.25% at September 30, 1997, and 8% at September 30, 1996.

                                                                                  1997                                    1996
                                                   -----------------------------------       ---------------------------------
                                                          Health care                             Health care
                                                   --------------------                      -------------------
                                                   Ashland         UMWA           Life       Ashland         UMWA          Life
(In millions)                                        plans         plan      insurance         plans         plan     insurance
================================================================================================================================
Accumulated postretirement benefit
             obligations (APBO)
      Retired or disabled employees                   $132         $124            $26          $113          $17           $25
      Fully eligible active plan participants           44           74              5            29            4             5
      Other active plan participants                   141           59              7           107           20             5
--------------------------------------------------------------------------------------------------------------------------------
                                                       317          257             38           249           41            35
Unrecognized net gain (loss)                           (21)           1             (4)            4           24            (2)
Unrecognized plan amendment credit                      96            -              4           110            2             5
--------------------------------------------------------------------------------------------------------------------------------
Accrued other postretirement benefit costs            $392         $258            $38          $363          $67           $38
================================================================================================================================
                                                                   1997                         1996                       1995
                                                    -------------------          --------------------      ---------------------
                                                    Health         Life          Health         Life       Health          Life
(In millions)                                         care    insurance            care    insurance         care     Insurance
================================================================================================================================
Components of other postretirement benefit expense
      Service cost                                    $ 14         $  1            $12          $  1          $12           $ 1
      Interest cost                                     37            3             21             3           20             2
      Amortization and deferral
           (principally plan amendment credit)         (21)           -            (16)           (1)         (15)           (1)
--------------------------------------------------------------------------------------------------------------------------------
                                                      $ 30         $  4            $17          $  3          $17           $ 2
================================================================================================================================


OTHER PLANS

Certain union employees are covered under multiemployer defined benefit pension plans administered by unions. Amounts charged to pension expense and contributed to the plans were $5 million in 1997 and $2 million in both 1996 and 1995.

Ashland and its subsidiaries sponsor various savings plans to assist eligible employees in providing for retirement or other future needs. Under the principal plans, Ashland contributes up to 4.2% of a participating employee's earnings (1.2% for LESOP participants prior to March 31, 1996) and Arch Coal contributes up to 6%. Company contributions amounted to $27 million in 1997, $15 million in 1996 and $9 million in 1995.

Note N - Quarterly Financial Information (Unaudited)

The following table presents quarterly financial information and per share data relative to Ashland's common stock. Sales and operating revenues and operating income have been restated effective October 1, 1996, to reflect the merger of Ashland Coal and Arch Mineral (see Notes A and C) and for all prior periods to present Blazer Energy as discontinued operations (see Note
B).



Quarters ended                                  December 31              March 31                  June 30            September 30
------------------------------------------------------------  --------------------   ----------------------  ----------------------
(In millions except per share data)        1996        1995(1)    1997       1996         1997        1996          1997(2)   1996
===================================================================================================================================
Sales and operating revenues           $  3,545      $3,024     $3,346     $3,006       $3,643      $3,429        $3,665    $3,433
Operating income                             89          96         65         23          225         146           111        98
Income (loss) from continuing
    operations                         $     24     $    32    $     2    $   (13)     $   119     $    76      $     48    $   41
Income from discontinued operations          12          55          5         11            9           4            71         5
Extraordinary loss                            -           -          -          -           (2)          -            (8)        -
                                       --------------------------------------------------------------------------------------------
Net income (loss)                      $     36     $    87    $     7    $    (2)     $   126     $    80       $   111    $   46
Primary earnings (loss) per share
     Continuing operations             $    .30     $   .43    $  (.05)   $  (.27)     $  1.57     $  1.10       $   .62    $  .55
     Discontinued operations                .17         .86        .08        .16          .11         .06           .94       .09
     Extraordinary loss                       -           -          -          -         (.02)          -          (.10)        -
                                       --------------------------------------------------------------------------------------------
     Net income (loss)                 $    .47     $  1.29    $   .03    $  (.11)     $  1.66     $  1.16       $  1.46    $  .64
Common dividends per share                 .275        .275       .275       .275         .275        .275          .275      .275
Market price per common share
     High                                48-7/8      36-1/2     45-1/8     39-1/2       48-1/4      44-1/8      54-15/16    40-1/4
     Low                                 39-3/8      30-3/8     39-1/4     34-1/4       40-1/8      38-1/8        46-1/2        35
===================================================================================================================================

(1) A gain resulting from the settlement of claims in the bankruptcy reorganization of Columbia Gas Transmission and Columbia Gas Systems increased income from discontinued operations by $48 million, or $.74 per share, in the quarter ended December 31, 1995.
(2) In the quarter ended September 30, 1997, unusual items reduced income from continuing operations by $28 million, or $.38 per share. See Management's Discussion and Analysis and Information by Industry Segment for a discussion of these items. A gain on the sale of the domestic operations of Blazer Energy increased income from discontinued operations by $71 million, or $.94 per share (see Note
      B).


ASHLAND INC. AND SUBSIDIARIES
FIVE-YEAR SELECTED FINANCIAL INFORMATION

Years Ended September 30

(In millions except per share data)                              1997            1996          1995          1994           1993
=================================================================================================================================
SUMMARY OF OPERATIONS
Revenues
     Sales and operating revenues (including excise taxes)    $14,200         $12,892       $11,972       $10,140       $  9,958
     Other                                                        119              76            66            39             53
Costs and expenses
     Cost of sales and operating expenses                     (10,860)         (9,975)       (9,130)       (7,614)        (7,790)
     Excise taxes on products and merchandise                    (992)           (985)         (988)         (877)          (645)
     Selling, general and administrative expenses              (1,405)         (1,275)       (1,269)       (1,074)        (1,044)
     Depreciation, depletion and amortization                    (572)           (371)         (447)         (275)          (271)
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                                  490             362           204           339            261
Other income (expense)
     Interest expense (net of interest income)                   (170)           (169)         (171)         (116)          (122)
     Equity income                                                 15              24             7            22             26
---------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes
     and minority interest                                        335             217            40           245            165
Income taxes                                                     (119)            (73)           (3)          (82)           (58)
Minority interest in earnings of subsidiaries                     (24)             (8)          (23)            -              -
---------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                 192             136            14           163            107
Income from discontinued operations                                25              75            10            34             35
Gain on sale of discontinued operations                            71               -             -             -              -
---------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                  288             211            24           197            142
Extraordinary loss on early retirement of debt                     (9)              -             -             -              -
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                   $    279        $    211      $     24      $    197       $    142
=================================================================================================================================
BALANCE SHEET INFORMATION
Working capital
     Current assets                                          $  2,995        $  2,665      $  2,535      $  2,109       $  1,914
     Current liabilities                                        2,261           2,198         2,048         1,641          1,574
---------------------------------------------------------------------------------------------------------------------------------
                                                             $    734        $    467      $    487      $    468       $    340
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                                 $  7,777        $  7,089      $  6,853      $  5,662       $  5,442
---------------------------------------------------------------------------------------------------------------------------------
Capital employed
     Debt due within one year                                $     93        $    203      $    272      $    133       $    159
     Long-term debt (less current portion)                      1,639           1,784         1,828         1,391          1,399
     Minority interest in consolidated subsidiaries               273             174           179             -              -
     Convertible preferred stock                                    -             293           293           293            293
     Common stockholders' equity                                2,024           1,521         1,362         1,302          1,162
---------------------------------------------------------------------------------------------------------------------------------
                                                             $  4,029        $  3,975      $  3,934      $  3,119       $  3,013
=================================================================================================================================
CASH FLOW INFORMATION
Cash flows from continuing operations                        $    852        $    651      $    442      $    345       $    200
Additions to property, plant and equipment                        431             430           399           335            390
Dividends                                                          97              93            92            79             66
=================================================================================================================================
Common stock information
Primary earnings per share
     Income (loss) from continuing operations               $   2.57         $   1.81       $  (.08)     $   2.37       $   1.66
     Net income                                                 3.80             2.97           .08          2.94           2.26
Dividends per share                                             1.10             1.10          1.10          1.00           1.00
=================================================================================================================================


ASHLAND INC. AND SUBSIDIARIES
FIVE-YEAR INFORMATION BY INDUSTRY SEGMENT
YEARS ENDED SEPTEMBER 30

(In millions)                              1997                    1996                1995                 1994             1993
===================================================================================================================================
SALES AND OPERATING REVENUES
Refining and Marketing(1)              $  6,719                $  6,485            $  5,891             $  5,428           $5,594
Valvoline                                 1,099                   1,199               1,113                1,001              938
Chemical                                  4,047                   3,695               3,551                2,885            2,586
APAC                                      1,257                   1,235               1,123                1,101            1,116
Coal(2)                                   1,367                     580                 610                    -                -
Intersegment sales(3)
        Refining and Marketing(1)          (263)                   (276)               (280)                (249)            (251)
        Other                               (26)                    (26)                (36)                 (26)             (25)
-----------------------------------------------------------------------------------------------------------------------------------
                                       $ 14,200                $ 12,892            $ 11,972             $ 10,140           $9,958
===================================================================================================================================
OPERATING INCOME
Refining and Marketing(1)              $    189(4)             $     89            $     (1)            $    172           $  121(5)
Valvoline                                    67(6)                   82                  (4)                  52               56
Chemical                                    144(6)                  169                 159                  125              108
APAC                                         82                      83                  75                   70               53
Coal(2)                                      68(7)                   36                  66                    -                -
General corporate expenses                  (60)                    (97)                (91)                 (80)(8)          (77)
-----------------------------------------------------------------------------------------------------------------------------------
                                       $    490(9)             $    362            $    204(10)         $    339           $  261
===================================================================================================================================
IDENTIFIABLE ASSETS
Refining and Marketing(1)              $  2,669                $  2,780            $  2,659             $  2,657           $2,604
Valvoline                                   549                     557                 603                  532              430
Chemical                                  1,558                   1,458               1,372                1,122              958
APAC                                        531                     489                 433                  404              440
Coal(2)                                   1,719                     899                 928                    -                -
Discontinued operations                      18                     326                 285                  221              265
Corporate(11)                               733                     580                 573                  726              745
-----------------------------------------------------------------------------------------------------------------------------------
                                       $  7,777                $  7,089            $  6,853             $  5,662           $5,442
===================================================================================================================================



(In millions)                                  1997                1996               1995                  1994             1993
===================================================================================================================================
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
Refining and Marketing(1)                      $150                $187               $183                  $194             $255
Valvoline                                        29                  19                 25                    25               21
Chemical                                        101                  80                 76                    61               51
APAC                                             62                  62                 47                    45               43
Coal(2)                                          74                  58                 58                     -                -
Corporate                                        15                  24                 10                    10               20
----------------------------------------------------------------------------------------------------------------------------------
                                               $431                $430               $399                  $335             $390
===================================================================================================================================
DEPRECIATION, DEPLETION AND AMORTIZATION
Refining and Marketing(1)                      $160                $153               $234                  $161             $155
Valvoline                                        32(6)               23                 24                    19               18
Chemical                                         94(6)               67                 58                    43               42
APAC                                             49                  44                 42                    40               44
Coal(2)                                         223(12)              72                 72                     -                -
Corporate                                        14                  12                 17                    12               12
----------------------------------------------------------------------------------------------------------------------------------
                                               $572                $371               $447(13)              $275             $271
===================================================================================================================================


(1)   Segments  formerly  identified  as Petroleum  and  SuperAmerica  were combined  effective  October 1, 1996.  Prior year  amounts  have been restated.
(2) Ashland Coal and Arch Mineral merged effective July 1, 1997, into Arch Coal, Inc. Prior interim periods of fiscal 1997 were restated to consolidate Ashland's interest in Arch Mineral for the entire year. Prior years were not restated, reflecting Ashland's interest in Ashland Coal on a consolidated basis (since 1995) and Ashland's interest in Arch Mineral on the equity method of accounting. Prior to 1995 Ashland Coal was accounted for on the equity method. See Note C to the financial statements.
(3)   Intersegment  sales are  accounted  for at prices  which  approximate market value.
(4)   Includes  a  gain  of  $11  million  resulting  from  LIFO  inventory liquidations.
(5) Includes a gain of $15 million on the sale of TPT, an inland waterways barge operation.
(6) Includes charges of $10 million for Valvoline and $16 million for Chemical to write down goodwill related to certain European operations.
(7) Includes charges of $39 million for duplicate facility write-offs, severance and other costs resulting from the merger of Ashland Coal and Arch Mineral into Arch Coal, Inc.
(8)   Includes a net gain of $11 million related to litigation matters.
(9) Effective October 1, 1996, the methodology for allocating corporate general and administrative expenses was changed. For purposes of comparison to prior year results, segment operating income for the year ended September 30, 1997, excluding the increased allocations, amounted to: Refining and Marketing - $208 million; Valvoline - $72 million; Chemical - $155 million; APAC - $86 million; Coal - $68 million; and general corporate expenses - $(101) million.
(10) Includes charges for unusual items totaling $116 million, consisting of asset impairment write-downs of $79 million under FAS 121 and provisions of $37 million for early retirement and restructuring programs. The combined effect of these items reduced operating income for each of the segments as follows: Refining and Marketing - $102 million; Valvoline - $5 million; Chemical - $5 million; and general corporate expenses - $4 million.
(11) Includes principally cash, cash equivalents, investments in and advances to unconsolidated affiliates and investments of captive insurance companies.
(12) Includes charges of $25 million for duplicate facility write-offs resulting from the merger of Ashland Coal and Arch Mineral into Arch Coal, Inc.
(13) Includes charges of $79 million for asset impairment write-downs which increased depreciation, depletion and amortization for each of the segments as follows: Refining and Marketing - $68 million; Valvoline - $3 million; Chemical - $4 million; and Corporate - $4 million.