Form 10-K, Exhibit 13
period 1998-09-30
ASHLAND INC
filed 1998-11-30
CIK 7694

Ashland Inc. and Consolidated Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS
Years Ended September 30

(In millions)                                                       1998                 1997              1996
----------------------------------------------------------------------------------------------------------------
SALES AND OPERATING REVENUES
Ashland Chemical                                                  $4,087             $  3,929          $  3,602
APAC                                                               1,444                1,257             1,235
Valvoline                                                          1,023                1,053             1,133
Refining and Marketing                                                 -                6,828             6,570
Intersegment sales                                                   (20)                (234)             (227)
----------------------------------------------------------------------------------------------------------------
                                                                  $6,534            $  12,833          $ 12,313
================================================================================================================
OPERATING INCOME
Ashland Chemical                                                  $  158            $     140          $    170
APAC                                                                  90                   82                83
Valvoline                                                             53                   65                79
Refining and Marketing(F1)                                           254                  209               101
    Inventory valuation adjustments(F2)                              (15)                   -                 -
Arch Coal                                                             25                   25                22
Corporate                                                           (118)                 (60)              (96)
----------------------------------------------------------------------------------------------------------------
                                                                 $   447            $     461          $    359
================================================================================================================
OPERATING INFORMATION
APAC
    Construction backlog at September 30 (millions)              $   838            $     693          $    647
    Hot mix asphalt production (million tons)                       23.1                 20.3              19.3
    Aggregate production (million tons)                             20.3                 17.0              15.8
Valvoline lubricant sales (thousand barrels per day)                16.7                 15.8              15.1
Refining and Marketing(F3)
    Refined product sold (thousand barrels per day)              1,183.7
    Crude oil refined (thousand barrels per day)                   904.6
Arch Coal(F3)
    Tons sold (millions)                                            67.3                 53.7              50.6
    Tons produced (millions)                                        61.8                 50.0              46.6
================================================================================================================

[FN]
(F1) Effective January 1, 1998, includes Ashland's equity income from Marathon Ashland Petroleum LLC (MAP), amortization of Ashland's excess investment in MAP, and certain retained refining and marketing activities.
(F2) Represents Ashland's share of inventory adjustments associated with the formation of MAP and changes in MAP's inventory market valuation reserve. The reserve reflects the excess of the LIFO cost of MAP's crude oil and refined product inventories over their net realizable values.
(F3) Amounts represent 100 percent of the volumes of MAP or Arch Coal. MAP commenced operations January 1, 1998.

BASIS OF PRESENTATION

During 1998, Ashland and Marathon Oil Company formed Marathon Ashland Petroleum LLC (MAP), combining the major elements of the refining, marketing and transportation operations of the two companies. Marathon has a 62% interest in MAP and Ashland holds a 38% interest, which is accounted for using the equity method of accounting. For comparison purposes, Ashland changed its method of accounting for the businesses conveyed to MAP to the equity method as of the beginning of fiscal 1998. Since restatement of financial statements for years prior to 1998 is not permitted under generally accepted accounting principles, Ashland's financial statements for 1998 are not comparable to 1997 and 1996. The change had no effect on Ashland's net income or common stockholders' equity, but reduced its revenues, costs, assets and liabilities, and changed certain components of its cash flow.

RESULTS OF OPERATIONS

Ashland's net income amounted to $203 million in 1998, $279 million in 1997 and $211 million in 1996. However, such earnings include various unusual items which significantly affected the comparisons. The following table shows the effects of unusual items on Ashland's operating and net income for the three years ended September 30, 1998.


                                                                        Operating income                            Net income
                                                             ---------------------------        ------------------------------
(In millions)                                                1998        1997       1996        1998          1997        1996
==============================================================================================================================
Income before unusual items                                  $541        $489       $359        $263          $245        $163
      G&A restructuring and headquarters move                 (50)          -          -         (31)            -           -
      Environmental and severance reserves                    (43)          -          -         (26)            -           -
      LIFO inventory adjustments                              (15)          -          -          (9)            -           -
      Gain on sale of Melamine Chemicals                       14           -          -           6             -           -
      Gain on sale of Blazer Energy                             -           -          -           -            71           -
      Asset impairment write-downs                              -         (26)         -           -           (22)          -
      Costs related to coal merger                              -         (13)         -           -           (13)          -
      Inventory liquidation gains                               -          11          -           -             7           -
      Extraordinary loss on debt prepayment                     -           -          -           -            (9)          -
      Columbia Gas bankruptcy settlement                        -           -          -           -             -          48
------------------------------------------------------------------------------------------------------------------------------
Income as reported                                           $447        $461       $359        $203          $279        $211
==============================================================================================================================

During 1998, Ashland restructured its corporate general and administrative functions and decided to move its headquarters. Costs associated with these actions are estimated at $57 million, of which $50 million was recognized in 1998. The remainder will be recognized as relocations occur in 1999. In addition, when MAP was formed, Ashland contractually agreed to complete certain voluntary efforts in progress at various operating locations conveyed to MAP, as well as retain the costs associated with issues addressed in a multi-media inspection of former Ashland refineries by the Environmental Protection Agency. Ashland also decided to close a landfill near its former refinery at Catlettsburg, Kentucky. Charges associated with these issues amounted to $38 million. An additional $5 million was provided for severance costs associated with the consolidation of MAP's retail marketing headquarters. Other unusual items included a gain of $14 million from the sale of Ashland's stock in Melamine Chemicals, and a charge of $15 million for Ashland's share of inventory adjustments associated with the formation of MAP and changes in MAP's inventory market valuation reserve. That reserve reflects the excess of the LIFO costs of MAP's crude oil and refined product inventories over their net realizable values.

During 1997, Ashland decided to sell Blazer Energy, its exploration and production subsidiary. Ashland sold Blazer's domestic operations for $566 million during July 1997, resulting in an after tax gain of $71 million. In 1998, Ashland completed its withdrawal from the business through the sale of its Nigerian operations with no significant gain or loss.

Ashland Coal and Arch Mineral merged in July 1997 to form Arch Coal, Inc. Many synergistic opportunities were pursued, some of which led to the charge of $13 million to write-off duplicate facilities previously owned by Arch Mineral and provide for severance and other costs related to the merger. Other unusual items in 1997 included goodwill write-downs of $26 million by Valvoline and Ashland Chemical, a gain of $11 million from the liquidation of certain inventories of Refining and Marketing and an extraordinary loss of $9 million related to the prepayment of certain long-term debt. While Ashland remains committed to expanding Ashland Chemical and Valvoline on a global basis, results from certain of their European operations were well below the levels which were expected when they were acquired, necessitating write-downs of the related goodwill. The inventory gain resulted from reductions in the crude oil and petroleum product inventories of Refining and Marketing that were accounted for on the last-in, first-out (LIFO) method. LIFO inventories are valued at their costs in the years acquired, and such costs were below the current replacement costs of the inventories.

Ashland entered into a settlement agreement during 1995 with Columbia Gas Transmission to resolve claims involving natural gas sales contracts that were abrogated by Columbia in 1991. The agreement provided for a $78 million payment to Ashland, of which 5% would be withheld by Columbia to be used to potentially satisfy the claims of non-settling producers. The net proceeds were received under this agreement in 1996, resulting in net income of $48 million.

Ashland Inc. and Consolidated Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS (CONTINUED)

Excluding unusual items, net income amounted to $263 million in 1998, compared to $245 million in 1997. While the majority of the improvement came from Refining and Marketing, APAC also achieved record results in 1998. Ashland Chemical, Valvoline and Arch Coal reported reduced earnings. Net income of $245 million for 1997 was up from $163 million in 1996. Refining and Marketing results were up considerably, as were earnings from Ashland's coal investments. Although results from Ashland Chemical, APAC and Valvoline were down from their 1996 levels, the declines resulted from higher allocations of Corporate expenses in most cases. Ashland began allocating more of these expenses in 1997 to the segments to better reflect their costs of doing business.

The following table compares operating income before unusual items by segment for the three years ended September 30, 1998. The increased allocations of Corporate expenses reduced the operating results of the segments on a comparative basis by $39 million beginning in 1997, but did not have a significant impact on overall income.

(In millions)                           1998            1997           1996
----------------------------------------------------------------------------
Operating income
     Ashland Chemical                   $144            $156           $170
     APAC                                 90              82             83
     Valvoline                            53              75             79
     Refining and Marketing              297             198            101
     Arch Coal                            25              38             22
     Corporate                           (68)            (60)           (96)
----------------------------------------------------------------------------
                                        $541            $489           $359
============================================================================


(Bar graph appears in the left margin comparing operating income from Ashland Inc. for fiscal 1996, 1997 and 1998.)

ASHLAND CHEMICAL

Excluding unusual items, operating income of Ashland Chemical decreased from $156 million in 1997 to $144 million in 1998, reflecting lower results from all business groups. Operating income from the distribution businesses was down slightly, due to reduced sales volumes of industrial chemicals and solvents. Results from specialty chemicals declined $9 million, as reduced earnings from electronic chemicals and foundry products more than offset the favorable effects of costs reductions by marine chemicals. Electronic chemicals felt the adverse effects of the Asian crisis on the domestic semiconductor industry, as well as start-up costs associated with its new manufacturing plant in Pueblo, Colorado. Foundry products were also affected by the Asian crisis, as well as the strike at General Motors and unfavorable translation effects from the strong U. S. Dollar on the earnings from its foreign operations. Results from petrochemicals were down $3 million, reflecting very weak methanol markets.

Ashland Chemical's operating income before unusual items amounted to $156 million in 1997, compared to $170 million in 1996. Results from the distribution businesses were down slightly due to margin declines for industrial chemicals and solvents. Operating income from specialty chemicals improved $5 million on the strength of higher electronic chemical sales volumes and margins, but the effect was partially offset by lower marine chemical sales volumes. Earnings from petrochemicals were up $3 million, reflecting increased methanol sales volumes and margins. Ashland Chemical also incurred an additional $11 million allocation of Corporate expenses, as well as charges of $8 million for environmental remediation and plant shutdown costs.

(Bar graph appears in the left margin comparing operating income from Ashland Chemical for fiscal 1996, 1997 and 1998.)

APAC

The APAC construction companies achieved record results in 1998 with operating income of $90 million, compared to $82 million in 1997. Reflecting newly acquired operations, including the Masters-Jackson group, net revenue (total revenue less subcontract work) was up 17%, while production of asphalt and crushed aggregate increased 13% and 19%. In addition, liquid asphalt costs per ton were down about 7%, enhancing margins.

Operating income from APAC amounted to $82 million in 1997, compared to $83 million in 1996. Net revenue was up 4%, while production of hot mix asphalt increased 5% and crushed aggregate was up 8%. The favorable effects, however, were more than offset by an additional $4 million in Corporate expense allocations.

(Bar graph appears in the left margin comparing operating income from APAC for fiscal 1996, 1997 and 1998.)

VALVOLINE

Operating income from Valvoline was $53 million in 1998, compared to $75 million in 1997 before unusual items. The decline reflects a $24 million reduction in gross profit from R-12, an automotive refrigerant. Ample inventory of R-12 at the distributor and retail levels reduced the demand during 1998. Valvoline's earnings decline also reflects lower antifreeze margins, as well as increased advertising and promotional expenses related to the introduction of Valvoline's Synpower premium automotive chemicals line and Eagle One appearance products. In addition, the used oil collection business felt the adverse effects of soft used oil fuel prices and costs associated with new collection programs. On the positive side, earnings from Valvoline's core lubricant and international operations improved significantly, reflecting higher sales volumes and better domestic product mix. Earnings from Valvoline Instant Oil Change (VIOC) were also up slightly, reflecting higher revenues per car serviced. At September 30, 1998, VIOC operated 391 company-owned outlets, compared to 382 outlets in 1997 and 374 outlets in 1996. In addition, the VIOC franchising program was expanded significantly, with 183 outlets open in 1998, compared to 137 outlets in 1997 and 100 outlets in 1996.

Excluding unusual items, Valvoline's operating income amounted to $75 million in 1997, compared to $79 million in 1996. Gross profits from Valvoline's core lubricant business were up 13%, reflecting improved margins, while gross profits from antifreeze increased $8 million as margins recovered from extremely depressed levels in 1996. However, these improvements were more than offset by an increase of $5 million in Corporate expense allocations and by a reduction in gross profits from R-12. Due to cool summer weather which shortened the peak season, sales volumes of R-12 were down significantly in 1997. The used oil collection business operated profitably, while earnings from VIOC declined slightly due to higher operating expenses.


(Bar graph appears in the right margin comparing operating income from Valvoline for fiscal 1996, 1997 and 1998.)

REFINING AND MARKETING

Excluding unusual items, operating income from Refining and Marketing was $297 million in 1998, up $99 million from last year. Results for 1998 include the operating income of Ashland Petroleum and SuperAmerica for the December 1997 quarter prior to the formation of MAP, Ashland's 38% share of MAP's earnings for the nine months ended September 30, 1998, amortization of Ashland's excess investment in MAP, and results of certain retained refining and marketing activities. Earnings from Ashland's former refining and marketing businesses in the December 1997 quarter were up $20 million from last year's quarter, reflecting higher refining margins, combined with a 3.2 cent a gallon improvement in retail margins. In addition, results from MAP for the nine months ended September 30, 1998, reflect a $79 million improvement from the results achieved by Ashland Petroleum and SuperAmerica for that period last year. While this improvement resulted principally from more favorable industry conditions in 1998, a different mix of operations and captured synergies were also factors in the year to year improvement. In addition, results during the March 1997 quarter were adversely affected by heavy flooding in the Ohio Valley which limited Ashland Petroleum's ability to ship products on the river systems.

Operating income from Refining and Marketing before unusual items nearly doubled from $101 million in 1996 to $198 million in 1997. Principal factors leading to the improved results included better refining margins, reduced refining expenses and increased retail margins for both gasoline and merchandise. However, these improvements were partially offset by lower earnings from Scurlock Permian and an additional $19 million allocation of Corporate expenses.

During the first half of fiscal 1997, Refining operated at near break-even levels reflecting margins which averaged $3.89 a barrel. Crude oil costs increased rapidly in the December quarter and wholesale product prices were slow to respond. Although margins improved during the March quarter as crude oil costs softened, heavy flooding in the Ohio Valley limited Ashland's ability to ship products on the river systems. Refining margins increased dramatically in the last half of the year, averaging $6.01 a barrel excluding LIFO inventory gains, reflecting strong gasoline and asphalt demand. In addition, refining expenses for 1997 were reduced by 25 cents a barrel, despite lower throughputs, reflecting continued efforts by Ashland Petroleum to improve its competitive position.

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


(Bar graph appears in the right margin comparing operating income from Refining and Marketing for fiscal 1996, 1997 and 1998.)

ARCH COAL

Ashland's equity income from Arch Coal amounted to $25 million in 1998, compared to combined equity income of $38 million from Arch Mineral and Ashland Coal before unusual items in 1997. Eastern coal sales declined 14% in 1998, and margins were down reflecting costs associated with the closing of certain mines, the scheduled expiration of a favorable long-term supply contract with Georgia Power, and costs related to extensive maintenance projects undertaken during this summer's shutdown for miners' vacations. In addition, the newly acquired western operations have not yet reached the level of earnings necessary to offset the incremental interest costs on the debt incurred to acquire those operations. The effects of these shortfalls, however, were partially offset by a gain on the sale of certain inactive mining assets in eastern Kentucky, which increased Ashland's equity income by $6 million.

Combined equity income from Ashland's coal investments amounted to $38 million in 1997 before unusual items, compared to $22 million in 1996. Arch Mineral's contributions to such earnings were up strongly from 1996, reflecting increased production and reduced administrative and interest costs. Ashland Coal's contributions to 1997 results were also up from 1996 despite the expiration of certain higher priced sales contracts at the end of December 1995. Ashland Coal subsequently reduced its average costs per ton to record levels, enabling it to more than offset the effects of the reduced sales prices.


(Bar graph appears in the right margin comparing equity income from Arch Coal for fiscal 1996, 1997 and 1998.)

CORPORATE

Excluding unusual items, Corporate expenses were $68 million in 1998, $60 million in 1997 and $96 million in 1996. Although administrative costs were down slightly in 1998, amounts allocated to divisions declined $11 million principally due to the formation of MAP. The reduction in 1997 reflects the allocation of an additional $41 million in costs to the segments, including $2 million to the discontinued operations of Blazer Energy. The remaining changes over the three-year period result principally from fluctuations in incentive and deferred compensation costs.

Ashland Inc. and Consolidated Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS


INTEREST EXPENSE

Interest expense (net of interest income) amounted to $130 million in 1998, $142 million in 1997 and $151 million in 1996. The reductions since 1996 resulted principally from the redemption of certain high interest rate debt using the proceeds from the sale of Blazer Energy during 1997.

DISCONTINUED OPERATIONS

Net income from discontinued operations (excluding the after tax gain of $71 million on the sale of Blazer Energy's domestic operations in 1997) amounted to $25 million in 1997 and $75 million in 1996. Results for 1996 included an after tax gain of $48 million from the settlement of claims against Columbia Gas Transmission involving natural gas contracts that were abrogated by Columbia in 1991.


(Bar graph appears in the left margin comparing cash flows from continuing operations for fiscal 1996, 1997 and 1998.)

FINANCIAL POSITION

LIQUIDITY

Ashland's financial position has enabled it to obtain capital for its financing needs and to maintain investment grade ratings on its senior debt of Baa2 from Moody's and BBB from Standard & Poor's. Ashland has a revolving credit agreement which expires on February 9, 2000, providing for up to $320 million in borrowings, none of which was in use at September 30, 1998. Under a shelf registration, Ashland can also issue an additional $220 million in medium-term notes should future opportunities or needs arise. Furthermore, Ashland has access to various uncommitted lines of credit and commercial paper markets, under which short-term notes of $84 million were outstanding at September 30, 1998. While the revolving credit agreement contains covenants limiting new borrowings, Ashland could have increased its indebtedness (including any borrowings under that agreement) by up to $2 billion at September 30, 1998.

Cash flows from continuing operations, a major source of Ashland's liquidity, amounted to $366 million in 1998, $565 million in 1997 and $544 million in 1996. The reduction in cash flows from operations in 1998 reflects increased working capital requirements across Ashland's operating divisions and changes resulting from the formation of MAP. Since MAP is accounted for on the equity method, Ashland's share of MAP's capital expenditures are now reported as a reduction of cash flows from operations (i.e., such expenditures reduce distributions from equity affiliates). Cash flows from operations exceeded Ashland's capital requirements for net property additions and dividends since 1995 by nearly $275 million, providing additional funds for debt repayment and acquisitions.

Property additions amounted to just over $1 billion during the last three years and are summarized in the Information by Industry Segment on Page 61. Although the overall trend is down for that period, the reductions were within Refining and Marketing. Capital expenditures by Ashland's wholly-owned operations increased from $161 million in 1996 to $254 million in 1998, with growth in each of those operations. Ashland Chemical accounted for 53% of the capital expenditures (excluding Refining and Marketing and Corporate) over that three-year period, with APAC accounting for 34% and Valvoline accounting for 13%. Capital used for acquisitions (including companies acquired through the issuance of common stock) amounted to $417 million during the last three years, of which $199 million was invested in Ashland Chemical, $172 million in APAC and $28 million in Valvoline. A summary of the capital employed in Ashland's continuing operations at the end of the last three fiscal years follows.


(In millions)                      1998                 1997                 1996
----------------------------------------------------------------------------------
Ashland Chemical                 $1,034               $  904               $  871
APAC                                452                  273                  234
Valvoline                           357                  339                  363
Refining and Marketing            1,729                1,515                1,522
Arch Coal                           373                  353                  332
----------------------------------------------------------------------------------
                                 $3,945               $3,384               $3,322
==================================================================================

(Bar graph appears in the left margin comparing property additions for fiscal 1996, 1997 and 1998.)

Capital employed in Ashland Chemical and APAC increased during the period, as the majority of Ashland's capital budget and acquisitions were focused in these areas. Although Valvoline's capital expenditures have increased over this period, the effects were largely offset by reductions in its working capital requirements. Capital employed in Refining and Marketing increased in 1998, reflecting the purchase of leased assets associated with the formation of MAP. Despite that one-time capital infusion, however, capital employed in Ashland's wholly-owned operations still increased from 44% of total capital employed at the end of fiscal 1996 to 47% at September 30, 1998.

(Bar graph  appears in the left  margin  comparing  capital employed   for
fiscal 1996, 1997 and 1998.)

Long-term borrowings provided cash flows of $304 million during the last three years, including the issuance of $150 million in senior notes, $134 million of medium-term notes and $20 million of pollution-control bonds. The proceeds from these long-term borrowings were used in part to retire $522 million of long-term debt (scheduled maturities as well as refundings to reduce interest costs). Cash flows were supplemented as necessary by the issuance of short-term notes and commercial paper.

At September 30, 1998, working capital (excluding debt due within one year) amounted to $592 million, compared to $741 million at the end of fiscal 1997. Liquid assets (cash, cash equivalents and accounts receivable) amounted to 84% of current liabilities at September 30, 1998, compared to 90% at the end of fiscal 1997. The reductions principally reflect the working capital conveyed to MAP. Ashland's working capital is affected by its use of the LIFO method of inventory valuation, which valued inventories $57 million below their replacement costs at September 30, 1998.

(Bar graph appears in the right margin comparing debt as a percent of capital employed for fiscal 1996, 1997 and 1998.)

CAPITAL RESOURCES

During 1998, Ashland's Board of Directors authorized the purchase of up to four million shares of Ashland common stock. Under this authorization, one million shares were purchased in 1998 at a cost of $46 million. The number of shares ultimately purchased and the prices Ashland will pay for its stock are subject to periodic review by management.

At September 30, 1998, Ashland's debt level amounted to $1.6 billion, compared to $1.4 billion at the end of fiscal 1997. The increase reflects an aggressive acquisition program during 1998, as well as the purchase of leased assets associated with the formation of MAP. Common stockholders' equity increased by $113 million during 1998 to $2.1 billion, principally due to earnings of $119 million retained in the business. Although common stock was issued for acquisitions and employee stock incentive plans, a nearly equivalent amount was repurchased. Debt as a percent of capital employed amounted to 43% at September 30, 1998, compared to 41% at the end of fiscal 1997.

During fiscal 1999, Ashland anticipates capital expenditures of approximately $200 million. Ashland anticipates meeting its 1999 capital requirements for property additions, dividends and scheduled debt repayments of $41 million from internally generated funds. However, external financing may be necessary to provide funds for acquisitions or purchases of common stock.

ENVIRONMENTAL MATTERS

Federal, state and local laws and regulations relating to the protection of the environment have resulted in higher operating costs and capital investments by the industries in which Ashland operates. Because of the
continuing   trends  toward  greater   environmental   awareness  and  ever
increasing regulations, Ashland believes that expenditures for environmental compliance will continue to have a significant effect on its businesses. Although it cannot accurately predict how such trends will affect future operations and earnings, Ashland believes the nature and significance of its ongoing compliance costs will be comparable to those of its competitors.

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

Ashland does not believe that any liability resulting from environmental matters, after taking into consideration its insurance coverage and amounts already provided for, will have a material adverse effect on its consolidated financial position, cash flows or liquidity. However, such matters could have a material effect on results of operations in a particular quarter or fiscal year as they develop or as new issues are identified.

DERIVATIVE INSTRUMENTS

Ashland is exposed to various market risks, including changes in certain commodity prices, foreign currency rates and interest rates. To manage these natural business exposures, Ashland enters into various derivative transactions in accordance with its established policies. Ashland does not hold or issue derivative instruments for trading purposes.

Ashland selectively uses commodity futures contracts or derivatives to manage its exposure to price fluctuations for natural gas used by Ashland's manufacturing facilities. In addition, these financial products are used to hedge fixed price natural gas purchase or sales contracts entered into under Ashland's energy management program for its suppliers and customers. Ashland also uses forward exchange contracts to hedge foreign currency transaction exposures of its operations. However, the potential loss from a hypothetical 10% adverse change in commodity prices or foreign currency rates on Ashland's open commodity futures and foreign exchange contracts at September 30, 1998, would not significantly affect Ashland's consolidated financial position, results of operations or cash flows.

Ashland uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Long-term debt at September 30, 1998, included $39 million of floating-rate debt, and the interest rates on an additional $225 million of fixed-rate debt were converted to LIBOR floating rates through unleveraged interest rate swap agreements. As a result, Ashland's annual interest costs in 1999 will fluctuate based on short-term interest rates on $264 million of its long-term debt outstanding at September 30, 1998, as well as on any short-term notes and commercial paper.

Ashland Inc. and Consolidated Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS


OUTLOOK

Ashland Chemical will continue to pursue growth through internal efforts and selective acquisitions. The Company will emphasize integrated products and services, targeting its North American customers and a growing international sales base with existing offerings and extensions into untapped markets. With market globalization favoring producers that have a worldwide presence, investments in acquisitions will also continue as attractive opportunities to add volume, technologies or market coverage are identified.

APAC will pursue growth through geographic expansion, enhanced materials production capabilities and product line extensions, such as concrete paving and greater site development services. APAC's construction backlog amounted to a record year end level of $838 million at September 30, 1998. Such backlog includes increases in both the public and private sectors, and is expected to contain margins comparable to those included in last year's backlog. The 1998 highway funding reauthorization package increased funding for highways by $52 billion over a six-year period. More importantly, the states in which APAC operates should see an average increase in annual federal funding of 59% or $3.3 billion, based on current estimates.


(Bar graph appears in the left margin comparing construction backlog for fiscal 1996, 1997 and 1998.)

Valvoline will leverage its Valvoline brand franchise to related premium "below-the-hood" products, while developing the Eagle One brand into a master brand for "above-the-hood" products. Domestic sales volumes of higher-margin packaged lubricants serving the "do-it-yourself" market are expected to continue to give ground to lower-margin bulk sales to the "do-it-for-me" market. However, sales of automotive chemicals and appearance products, as well as international sales of lubricants are expected to provide continued growth opportunities. VIOC's future growth will focus principally on expanding the number of franchised rather than company-operated outlets.

Although margins are expected to remain volatile, key external factors look promising for the refining and marketing industry. Demand for petroleum products is expected to grow modestly, due to a leveling of fuel efficiency in the passenger car fleet, increasing sales of light-truck and sport-utility vehicles which average fewer miles per gallon than passenger cars, and an increasing number of vehicle miles traveled. Refinery utilization rates are strong, reflecting the increased demand, which should be beneficial for MAP's refining margins. MAP is also the largest U. S. supplier of asphalt, so increased funding for highway construction also benefits MAP.

MAP's initial estimate of annual efficiency savings was $200 million before taxes, which it expected to realize by its fourth year of operation. MAP now expects to realize more than $130 million in annual, repeatable pretax savings in calendar 1998 and another $100 million in calendar 1999. Efficiencies have been identified in personnel, procurement, crude oil purchases and other areas.

Stricter environmental regulations and increasing demand for electricity and the low-sulfur coal to generate it should benefit Arch Coal. Arch Coal's strong cash flow provides the financial strength to support continued debt reductions, operational improvements and acquisitions of attractive properties.

Permits required to conduct operations at certain of Arch Coal's mines in West Virginia are currently being challenged in third party suits against the agencies which issue those permits. Arch is vigorously opposing these claims and the affected subsidiaries have intervened in these lawsuits in support of the related agencies. The major focus of these actions relates to the approval of "valley fills," the large, engineered works into which excess earth and rock extracted during surface mining is placed. Modification of existing or pending permits to restrict or eliminate the use of valley fills would have an adverse effect on Arch.

YEAR 2000 READINESS

Ashland, like most other companies, is faced with the Year 2000 issue and began developing plans in 1994 to address the possible exposures. Project teams are responsible for coordinating the assessment, remediation and testing of the necessary modifications to Ashland's computer applications, including both its internal information systems and embedded systems, as well as assessing the Year 2000 readiness of its critical suppliers and developing contingency plans. The team's progress is regularly monitored by Ashland's senior management and periodically reported to the Audit Committee of Ashland's Board of Directors.

Ashland has completed the assessment phase related to its internal information systems, and is resolving identified issues through system modifications or replacement. Although testing will continue, Ashland believes that about 75% of its critical systems are currently Year 2000 compliant, and that the remaining critical systems will be compliant by April 1999.

Ashland is also assessing the embedded systems that operate such items as its manufacturing systems, laboratory processes, security systems and heating and air conditioning. Ashland expects to complete this assessment by March 1999, and remediate or replace non-compliant embedded systems as necessary by June 1999. The quality of the responses received from the manufacturers of such equipment, the estimated effect of the individual system on Ashland, and the ability of Ashland to perform meaningful tests will determine whether independent testing of embedded systems will be conducted.

Formal communications have been initiated with critical vendors to assess the potential exposure to Ashland from their failure to remediate their own Year 2000 issues. A failure by any of these vendors could become a significant challenge to Ashland's ability to operate its facilities at affected locations. Vendors contacted include Ashland's suppliers, financial institutions and companies providing utilities (electric, telephone and water), and alternate providers of products and services will be established, if deemed necessary. Although Ashland has no means of ensuring the Year 2000 readiness of such vendors, it will continue to gather information and monitor their compliance. Based on the representations provided by these vendors to date, Ashland has no reason to believe that a failure of this nature might occur.

Ashland is also developing contingency plans related to the Year 2000 issue, addressing various scenarios and alternatives. Among other things, such plans will likely include replacing electronic applications with manual processes, identifying alternate vendors, adjusting staffing requirements, and increasing raw material inventory levels, as deemed necessary. Preliminary plans are expected to be completed by March 1999, and will be regularly updated as current issues develop or new issues are identified.

Although a full assessment has not yet been completed, Ashland estimates that its remaining costs related to Year 2000 issues will not exceed $15 million. Such amount is based on various assumptions, including the expected availability and costs of internal and external resources and the complexity of the necessary changes. Such estimate does not include any costs of new systems for which the principal justification is improved business functionality, rather than Year 2000 compliance. Since Ashland's Year 2000 compliance program was initiated several years ago and has been integrated with other system enhancements, Ashland's total costs of remediating Year 2000 issues are not readily discernible.

Ashland believes it has an effective program to resolve significant Year 2000 issues in a timely manner. However, critical phases of that program have not yet been completed and certain exposures are outside Ashland's direct control. If Ashland is unsuccessful in identifying or remediating Year 2000 issues in its critical systems, is affected by critical vendors not being Year 2000 ready, or is affected by general economic disruptions resulting from Year 2000 issues, its consolidated financial position or results of operations could be materially adversely affected.

MAP and Arch Coal also have prepared their own programs to deal with Year 2000 issues. Arch Coal's program is outlined in the Management's Discussion and Analysis section of its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998. MAP's program is covered in the Management's Discussion and Analysis section for the Marathon Group in USX Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998. Both of these documents are on file with the Securities and Exchange Commission.

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

FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including various information within the Capital Resources, Derivative Instruments, Outlook and Year 2000 Readiness sections. Although Ashland believes that its expectations are based on reasonable assumptions, it cannot assure that the expectations contained in such statements will be achieved. Important factors which could cause actual results to differ materially from those contained in such statements are discussed under Risks and Uncertainties in Note A to the Consolidated Financial Statements. Other factors and risks affecting Ashland's revenues and operations are contained in Ashland's Form 10-K for the fiscal year ended September 30, 1998, which is on file with the Securities and Exchange Commission.

Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED INCOME
Years Ended September 30


(In millions except per share data)                                                 1998                1997               1996
================================================================================================================================
REVENUES
Sales and operating revenues (including excise taxes)                             $6,534             $12,833            $12,313
Equity income - Note D                                                               329                  39                 33
Other income                                                                          70                  89                 66
--------------------------------------------------------------------------------------------------------------------------------
                                                                                   6,933              12,961             12,412
COSTS AND EXPENSES
Cost of sales and operating expenses                                               5,299               9,810              9,512
Excise taxes on products and merchandise                                               -                 992                985
Selling, general and administrative expenses                                       1,006               1,350              1,257
Depreciation, depletion and amortization                                             181                 348                299
--------------------------------------------------------------------------------------------------------------------------------
                                                                                   6,486              12,500             12,053
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                     447                 461                359
Interest expense (net of interest income)                                           (130)               (142)              (151)
--------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                317                 319                208
Income taxes - Note E                                                               (114)               (127)               (72)
--------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                    203                 192                136
Income from discontinued operations (net of income taxes) - Note B                     -                  25                 75
Gain on sale of discontinued operations (net of income taxes) - Note B                 -                  71                  -
--------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS                                                     203                 288                211
Extraordinary loss on early retirement of debt (net of income taxes) - Note F          -                  (9)                 -
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                           203                 279                211
Dividends on convertible preferred stock                                               -                  (9)               (19)
--------------------------------------------------------------------------------------------------------------------------------
INCOME AVAILABLE TO COMMON SHARES                                                 $  203            $    270            $   192
================================================================================================================================
EARNINGS PER SHARE - Note A
Basic
     Income from continuing operations                                            $ 2.68            $   2.61            $  1.82
     Income from discontinued operations                                               -                 .36               1.18
     Gain on sale of discontinued operations                                           -                1.02                  -
     Extraordinary loss                                                                -                (.13)                 -
                                                                                 -----------------------------------------------
     Net income                                                                  $  2.68            $   3.86          $    3.00
Diluted
     Income from continuing operations                                           $  2.63            $   2.51          $    1.80
     Income from discontinued operations                                               -                 .33               1.16
     Gain on sale of discontinued operations                                           -                 .92                  -
     Extraordinary loss                                                                -                (.12)                 -
                                                                                 -----------------------------------------------
     Net income                                                                  $  2.63            $   3.64          $    2.96
================================================================================================================================


See Notes to Consolidated Financial Statements.


Ashland Inc. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
September 30

(In millions)                                                                              1998                 1997
=====================================================================================================================
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                $   34               $  250
Accounts receivable (less allowances for doubtful accounts of
    $19 million in 1998 and $25 million in 1997)                                          1,110                1,585
Inventories - Note A                                                                        440                  660
Deferred income taxes                                                                       104                  103
Other current assets                                                                        140                  122
---------------------------------------------------------------------------------------------------------------------
                                                                                          1,828                2,720

INVESTMENTS AND OTHER ASSETS
Investment in MAP - Note D                                                                2,102                    -
Investment in Arch Coal - Note D                                                            422                  403
Cost in excess of net assets of companies acquired (less accumulated
    amortization of $65 million in 1998 and $70 million in 1997)                            207                  120
Other noncurrent assets                                                                     362                  541
---------------------------------------------------------------------------------------------------------------------
                                                                                          3,093                1,064

PROPERTY, PLANT AND EQUIPMENT
Cost
    Ashland Chemical                                                                      1,049                  904
    APAC                                                                                    809                  671
    Valvoline                                                                               354                  328
    Refining and Marketing                                                                    -                3,497
    Corporate                                                                               201                  167
---------------------------------------------------------------------------------------------------------------------
                                                                                          2,413                5,567
Accumulated depreciation, depletion and amortization                                     (1,252)              (2,889)
---------------------------------------------------------------------------------------------------------------------
                                                                                          1,161                2,678
---------------------------------------------------------------------------------------------------------------------
                                                                                         $6,082               $6,462
=====================================================================================================================



See Notes to Consolidated Financial Statements.



(In millions)                                                      1998                    1997
=================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Debt due within one year
      Notes payable to financial institutions                  $     84                 $     -
      Current portion of long-term debt                              41                      49
Trade and other payables                                          1,199                   1,867
Income taxes                                                         37                     112
-------------------------------------------------------------------------------------------------
                                                                  1,361                   2,028
NONCURRENT LIABILITIES
Long-term debt (less current portion) - Notes F and G             1,507                   1,356
Employee benefit obligations - Note N                               458                     539
Reserves of captive insurance companies                             165                     161
Other long-term liabilities and deferred credits                    454                     354
Commitments and contingencies - Notes G, H and K
-------------------------------------------------------------------------------------------------
                                                                  2,584                   2,410

STOCKHOLDERS'  EQUITY - Notes F, I and J
Preferred  stock, no par value, 30 million shares authorized

Common stockholders' equity
      Common stock, par value $1.00 per share
          Authorized - 300 million shares
          Issued - 76 million shares in 1998 and 75 million
            shares in 1997                                           76                     75
      Paid-in capital                                               602                    605
      Retained earnings                                           1,501                  1,379
      Accumulated other comprehensive income                        (42)                   (35)
-------------------------------------------------------------------------------------------------
                                                                  2,137                  2,024
-------------------------------------------------------------------------------------------------
                                                                 $6,082                 $6,462
=================================================================================================


Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                                                                                            Accumulated
                                                                                                                  other
                                                  Preferred    Common    Paid-in   Retained     Loan to   comprehensive
(In millions)                                         stock     stock    capital   earnings       LESOP          income    Total
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 1, 1995                             $293       $64       $255     $1,064        $(11)           $(10)   $1,655
Total comprehensive income(F1)                                                          211                           1       212
Preferred stock cash dividends                                                          (19)                                  (19)
Common stock cash dividends, $1.10 a share                                              (70)                                  (70)
Issued common stock under
     Stock incentive plans                                                    19                                               19
     Employee savings plan                                                     6                                                6
LESOP loan repayment                                                                                 11                        11
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996                           293         64       280      1,186           -              (9)    1,814
Total comprehensive income(F1)                                                          279                         (26)      253
Preferred stock cash dividends                                                           (9)                                   (9)
Common stock cash dividends, $1.10 a share                                              (77)                                  (77)
Issued common stock under
     Preferred stock conversion                        (290)         9       281                                                -
     Stock incentive plans                                           2        44                                               46
     Employee savings plan                                                     1                                                1
Preferred stock redemption                               (3)                                                                   (3)
Other changes                                                                 (1)                                              (1)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1997                             -         75       605      1,379           -             (35)    2,024
Total comprehensive income(F1)                                                          203                          (7)      196
Common stock cash dividends, $1.10 a share                                              (84)                                  (84)
Issued common stock under
     Stock incentive plans                                           1        15                                               16
     Acquisitions of other companies                                 1        29          3                                    33
Repurchase of common stock                                          (1)      (45)                                             (46)
Other changes                                                                 (2)                                              (2)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1998                          $  -        $76      $602     $1,501        $  -            $(42)   $2,137
==================================================================================================================================

[FN]
(F1) Reconciliations of net income to total comprehensive income follow.


(In millions)                                                                                      1998            1997      1996
==================================================================================================================================
Net income                                                                                         $203            $279      $211
Minimum pension liability adjustment                                                                 (6)             (4)        5
     Related tax benefit (expense)                                                                    2               2        (2)
Unrealized translation adjustments                                                                   (7)            (27)       (1)
     Related tax benefit                                                                              1               -         -
Unrealized gains (losses) on securities                                                               8               5        (3)
     Related tax benefit (expense)                                                                   (3)             (2)        1
Losses (gains) on securities included in net income                                                  (3)              -         1
     Related tax expense                                                                              1               -         -
----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                         $196            $253      $212
==================================================================================================================================


At September 30, 1998, accumulated other comprehensive income was a loss of $42 million comprised of net unrealized translation losses of $28 million, a minimum pension liability of $18 million and unrealized gains on securities of $4 million.



See Notes to Consolidated Financial Statements.

Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS
Years Ended September 30

(In millions)                                                               1998                    1997                    1996
==================================================================================================================================
CASH FLOWS FROM CONTINUING OPERATIONS
Income from continuing operations                                           $203                    $192                    $136
Expense (income) not affecting cash
      Depreciation, depletion and amortization                               181                     348                     299
      Deferred income taxes                                                   60                      33                      (9)
      Equity income from affiliates                                         (329)                    (39)                    (33)
      Distributions from equity affiliates                                   252                      20                      12
      Other items                                                             (6)                      -                       -
Change in operating assets and liabilities(F1)                                 5                      11                     139
----------------------------------------------------------------------------------------------------------------------------------
                                                                             366                     565                     544
CASH FLOWS FROM FINANCING
Proceeds from issuance of long-term debt                                     150                      87                      67
Proceeds from issuance of capital stock                                       10                      35                      15
Repayment of long-term debt                                                  (53)                   (395)                    (74)
Repurchase of capital stock                                                  (46)                     (3)                      -
Increase (decrease) in short-term debt                                        81                     (68)                    (84)
Dividends paid                                                               (84)                    (86)                    (89)
----------------------------------------------------------------------------------------------------------------------------------
                                                                              58                    (430)                   (165)
CASH FLOWS FROM INVESTMENT
Additions to property, plant and equipment                                  (274)                   (356)                   (372)
Purchase of leased assets associated with the formation of MAP              (254)                      -                       -
Purchase of operations - net of cash acquired                               (194)                    (79)                    (83)
Investment purchases(F2)                                                    (215)                   (248)                   (455)
Investment sales and maturities(F2)                                          308                     216                     490
Other - net                                                                   44                      27                      25
----------------------------------------------------------------------------------------------------------------------------------
                                                                            (585)                   (440)                   (395)
----------------------------------------------------------------------------------------------------------------------------------
CASH USED BY CONTINUING OPERATIONS                                          (161)                   (305)                    (16)
Cash provided (used) by discontinued operations - Note B                     (55)                    485                      35
----------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (216)                    180                      19
Cash and cash equivalents - beginning of year                                250                      70                      51
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                                    $  34                    $250                    $ 70
==================================================================================================================================
DECREASE (INCREASE) IN OPERATING ASSETS(F1)
Accounts receivable                                                        $ (54)                   $(16)                   $(60)
Inventories                                                                  (21)                     30                      (4)
Deferred income taxes                                                        (16)                      -                       5
Other current assets                                                         (36)                      6                     (12)
Investments and other assets                                                 (19)                     (5)                      3
INCREASE (DECREASE) IN OPERATING LIABILITIES(F1)
Trade and other payables                                                      33                    (117)                    228
Income taxes                                                                  (2)                     31                       5
Noncurrent liabilities                                                       120                      82                     (26)
----------------------------------------------------------------------------------------------------------------------------------
CHANGE IN OPERATING ASSETS AND LIABILITIES                                 $   5                    $ 11                    $139
==================================================================================================================================

[FN]
(F1) Excludes  changes  resulting  from  operations  acquired or sold.
(F2) Represents   primarily   investment   transactions  of  captive
     insurance companies.

See Notes to Consolidated Financial Statements.

Ashland Inc. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Ashland and its majority-owned subsidiaries, except Arch Coal, Inc. Investments in joint ventures, 20% to 50% owned affiliates and Arch Coal are accounted for on the equity method. Ashland Coal, Inc. and Arch Mineral Corporation merged on July 1, 1997, to form Arch Coal, Inc., in which Ashland has a 55% ownership interest. In 1998, Ashland adopted Emerging Issues Task Force Issue No. 96-16 (EITF 96-16), "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights." The adoption of EITF 96-16 resulted in a change in the method of accounting for Ashland's investment in Arch Coal from consolidation to the equity method. As a result of the accounting change and the restatement of prior periods for comparison purposes, all of Ashland's coal investments are now accounted for on the equity method for all periods presented. The change had no effect on Ashland's net income or common stockholders' equity, but reduced its revenues, costs, assets and liabilities, and changed certain components of its cash flow.

Effective January 1, 1998, Ashland and Marathon Oil Company formed Marathon Ashland Petroleum LLC (MAP), combining the major elements of the refining, marketing and transportation operations of the two companies. Marathon has a 62% interest in MAP and Ashland holds a 38% interest, which is accounted for using the equity method of accounting. For comparison purposes, Ashland changed its method of accounting for the businesses conveyed to MAP to the equity method effective October 1, 1997, the beginning of Ashland's 1998 fiscal year. Restatement of financial statements for years prior to 1998 is not permitted under generally accepted accounting principles. As a result, 1998 is not comparable to 1997 and 1996. The change had no effect on Ashland's net income or common stockholders' equity, but reduced its revenues, costs, assets and liabilities, and changed certain components of its cash flow.

RISKS AND UNCERTAINTIES

The preparation of Ashland's consolidated financial statements in conformity with generally accepted accounting principles requires Ashland's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items subject to such estimates and assumptions include the carrying value of long-lived assets, inventory and receivable valuation allowances, environmental reserves, employee benefit obligations, income recognized under construction contracts, and the ultimate realization of deferred tax assets. Actual results could differ from the estimates and assumptions used.

Ashland's results, including those of MAP and Arch Coal, are affected by domestic and international economic, political, legislative, regulatory and legal actions, as well as weather conditions. Economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, and changes in the prices of crude oil, petroleum products and petrochemicals, can have a significant effect on operations. Political actions may include changes in the policies of the Organization of Petroleum Exporting Countries or other developments involving or affecting oil-producing countries, including military conflict, embargoes, internal instability or actions or reactions of the United States government in anticipation of, or in response to, such actions. While Ashland maintains reserves for anticipated liabilities and carries various levels of insurance, Ashland could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings relating to the environment or other matters. In addition, climate and weather can significantly affect Ashland's results from several of its operations, such as its construction activities, MAP's heating oil business and coal sales and production of Arch Coal.

INVENTORIES

(In millions)                                                                  1998                     1997
==============================================================================================================
Chemicals                                                                      $352                     $341
Petroleum products                                                               48                      289
Crude oil                                                                         -                      277
Other products                                                                   88                      131
Materials and supplies                                                            9                       38
Excess of replacement costs over LIFO carrying values                           (57)                    (416)
--------------------------------------------------------------------------------------------------------------
                                                                               $440                     $660
==============================================================================================================

Chemicals, petroleum products, crude oil and other products with a replacement cost of $285 million at September 30, 1998, and $751 million at September 30, 1997, are valued using the last-in, first-out (LIFO) method. The remaining inventories are stated generally at the lower of cost (using the first-in, first-out [FIFO] or average cost method) or market.

Ashland decreased certain LIFO inventories in 1997 for operating reasons. Cost of sales and operating expenses include costs for these inventories based on prior years' LIFO carrying values which were less than current replacement costs. As a result of LIFO inventory liquidations, net income was increased by $7 million ($.09 per share) in 1997. The effects of LIFO inventory liquidations during 1998 and 1996 were not significant.

LONG-LIVED ASSETS

The cost of plant and equipment is principally depreciated by the straight-line method over the estimated useful lives of the assets. Costs in excess of net assets of companies acquired are amortized by the straight-line method over periods generally ranging from 10 to 40 years, with an average remaining life of 12 years. Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written down to current fair value, which is generally determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale).

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

EARNINGS PER SHARE

During 1998, Ashland adopted Financial Accounting Standards Board Statement No. 128 (FAS 128), "Earnings per Share." FAS 128 replaced the previously reported primary and fully diluted earnings per share (EPS) with basic and diluted EPS. Unlike primary EPS, basic EPS excludes any dilutive effects of options and convertible securities. Diluted EPS is very similar to the previously reported fully diluted EPS. EPS amounts for all periods have been presented, and where necessary, restated to conform to the FAS 128 requirements. The following table sets forth the computation of basic and diluted EPS from continuing operations.

(In millions except per share data)                                                 1998                1997               1996
=================================================================================================================================
NUMERATOR
Income from continuing operations                                                  $ 203               $ 192              $ 136
Preferred stock dividends                                                              -                  (9)               (19)
---------------------------------------------------------------------------------------------------------------------------------
Numerator for basic EPS - Income available to common shares                          203                 183                117
Effect of dilutive securities
      Dividends on convertible preferred stock                                         -                   9                  -
      Interest on convertible debentures (net of income taxes)                         -                   4                  -
---------------------------------------------------------------------------------------------------------------------------------
Numerator for diluted EPS - Income available
      to common shares after assumed conversions                                   $ 203               $ 196              $ 117
=================================================================================================================================
DENOMINATOR
Denominator for basic EPS - Weighted average
      common shares outstanding                                                       76                  70                 64
Common shares issuable upon
      Exercise of stock options                                                        1                   2                  1
      Conversion of debentures                                                         -                   2                  -
      Conversion of preferred stock                                                    -                   4                  -
---------------------------------------------------------------------------------------------------------------------------------
Denominator for diluted EPS - Adjusted weighted
      average shares and assumed conversions                                          77                  78                 65
=================================================================================================================================
BASIC EPS FROM CONTINUING OPERATIONS                                               $2.68               $2.61              $1.82
DILUTED EPS FROM CONTINUING OPERATIONS                                             $2.63               $2.51              $1.80
=================================================================================================================================

DERIVATIVE INSTRUMENTS

Ashland selectively uses commodity futures contracts or derivatives to manage its exposure to price fluctuations for natural gas used by Ashland's manufacturing facilities. In addition, these financial products are used to hedge fixed price natural gas purchase or sales contracts entered into under Ashland's energy management program for its suppliers and customers. Realized gains and losses on these contracts are included in cost of sales in the original contract month, with amounts paid or received on early terminations deferred on the balance sheet in other current assets or trade and other payables (the deferral method).

Ashland uses forward exchange contracts to hedge foreign currency transaction exposures of its operations. These contracts are marked-to-market each month and included in trade and other payables, with the offsetting gain or loss included in other income (the fair value method).

Ashland uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Each interest rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense (the accrual method). The related amount payable to or receivable from counterparties is included in trade and other payables. The fair values of the swap agreements are not recognized in the financial statements.  Gains  and  losses  on  terminations  of  interest  rate  swap agreements are deferred on the balance sheet (in other long-term liabilities) and amortized as an adjustment to interest expense over the remaining term of the original contract life of the terminated swap agreement.

STOCK INCENTIVE PLANS

These financial statements include the disclosure requirements of Financial Accounting Standards Board Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation." With respect to accounting for its stock options, as permitted under FAS 123, Ashland has retained the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB
25), "Accounting for Stock Issued to Employees," and related Interpretations (see Note J).

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

Research and development costs are expensed as incurred ($28 million in 1998, $29 million in 1997 and $28 million in 1996).

Certain  prior year  amounts  have been  reclassified  in the  consolidated
financial   statements  and   accompanying   notes  to  conform  with  1998
classifications.

NOTE B - DISCONTINUED OPERATIONS

On July 1, 1997, Ashland sold the domestic exploration and production operations of Blazer Energy Corporation, realizing cash proceeds of $566 million. The sale resulted in a pretax gain of $138 million which, net of $67 million of income taxes, produced a gain on sale of discontinued operations of $71 million. On May 6, 1998, Ashland completed its withdrawal from the exploration business through the sale of its exploration and production operations in Nigeria with no significant gain or loss. Components of amounts reflected in the income statements, balance sheets and cash flow statements related to these discontinued operations are presented in the following table.

(In millions)                                                          1998              1997               1996
===================================================================================================================
INCOME STATEMENT DATA
Revenues                                                              $   -              $240              $320(F1)
Costs and expenses                                                        -              (215)             (226)
-------------------------------------------------------------------------------------------------------------------
Operating income                                                          -                25                94
Income tax expense                                                        -                 -               (19)
-------------------------------------------------------------------------------------------------------------------
Income from discontinued operations                                   $   -              $ 25              $ 75(F1)
===================================================================================================================
BALANCE SHEET DATA
Current assets                                                        $   -              $ 59
Investments and other assets                                              -                 1
Property, plant and equipment - net                                       -                57
Current liabilities                                                       -               (41)
Noncurrent liabilities                                                    -               (58)
----------------------------------------------------------------------------------------------
Net assets of discontinued operations held for sale
  (other noncurrent assets)                                           $   -              $ 18
==============================================================================================
CASH FLOW DATA
Cash flows from operations                                            $ (81)             $(41)             $115
Cash flows from investment (including sales proceeds)                    26               526               (80)
-------------------------------------------------------------------------------------------------------------------
Cash provided (used) by discontinued operations                       $ (55)             $485              $ 35
===================================================================================================================

[FN]
(F1) Includes a gain of $73 million ($48 million after income taxes) resulting from the settlement of claims in the bankruptcy reorganization of Columbia Gas Transmission and Columbia Gas Systems.


NOTE C - INFORMATION BY INDUSTRY SEGMENT

Ashland's operations are conducted primarily in the United States and are managed along industry segments, which include Ashland Chemical, APAC, Valvoline, Refining and Marketing, and Arch Coal. Information by industry segment is shown on Pages 60 and 61.

Ashland Chemical distributes industrial chemicals, solvents, thermoplastics and resins, fiberglass materials and fine ingredients. Ashland Chemical also manufactures a wide variety of specialty chemicals and certain petrochemicals. Major specialty chemicals include foundry products, water treatment and marine service chemicals, specialty polymers and adhesives, unsaturated polyester resins, and high-purity electronic and laboratory chemicals. Ashland Chemical's petrochemicals division manufactures and markets maleic anhydride and methanol. Marketing of the petrochemicals manufactured by Ashland Petroleum (now MAP) was transferred to Refining and Marketing in fiscal 1998. Prior year industry segment information has been restated to reflect this change.

The APAC group of companies performs contract construction work such as paving, repairing and resurfacing highways, streets, airports, residential and commercial developments, sidewalks, and driveways; grading and base work; and excavation and related activities in the construction of bridges and structures, drainage facilities and underground utilities in 14 southern and midwestern states. APAC also produces and sells construction materials, such as hot-mix asphalt and ready-mix concrete, crushed stone and other aggregate and, in certain markets, concrete block and specialized construction materials, such as architectural block.

Valvoline is a marketer of automotive and industrial oils, chemicals, appearance products and automotive and environmental services, with sales in more than 140 countries. Valvoline is engaged in the "fast oil change" business through outlets operating under the Valvoline Instant Oil Change name.

The Refining and Marketing segment includes Ashland's 38% ownership interest in Marathon Ashland Petroleum LLC (MAP) and certain retained refining and marketing activities. MAP was formed January 1, 1998, combining the major elements of the refining, marketing and transportation operations of Ashland and Marathon Oil Company, which holds a 62% interest in MAP. MAP has seven refineries with a combined crude oil refining capacity of 935,000 barrels per day, 88 light products and asphalt terminals in the Midwest and Southeast United States, more than 5,600 retail marketing outlets in 20 states and significant pipeline holdings. Ashland accounts for its interest in MAP using the equity method of accounting. As a result, 1998 is not comparable to prior years in which Ashland's 100% ownership interest in the former Ashland Petroleum and SuperAmerica was consolidated.

The following table sets forth certain unaudited pro forma financial information for Ashland assuming MAP was formed as of the beginning of both fiscal 1998 and 1997. This pro forma financial information may not be indicative of the results of operations for Ashland that would have resulted if the transaction had occurred as of the dates assumed or which will be obtained in the future.

(In millions except per share data)                                               1998               1997
=========================================================================================================
Revenues                                                                        $6,864             $6,507
Income from continuing operations(F1)                                              155                196
Net income                                                                         155                283
Diluted earnings per share
    Income from continuing operations(F1)                                         2.01               2.57
    Net income                                                                    2.01               3.69
=========================================================================================================

[FN]
(F1)Includes inventory adjustments associated with the formation of MAP and changes in MAP's inventory market valuation reserves. Pro forma income from continuing operations excluding these items would have been $215 million ($2.78 per share) in 1998 and $221 million ($2.89 per share) in 1997. Reported income from continuing operations, excluding these inventory adjustments, was $212 million ($2.75 per share) in 1998 and $192 million ($2.51 per share) in 1997.

Arch Coal, Inc. is a publicly traded company which was created July 1, 1997, as a result of the merger of Ashland Coal, Inc. and Arch Mineral Corporation. Ashland holds a 55% ownership interest in Arch Coal, which it accounts for under the equity method of accounting as described in Note A. Ashland's former ownership interests in Ashland Coal and Arch Mineral are also presented using the equity method. Arch Coal is the nation's second largest coal producer with subsidiary operations in West Virginia, Kentucky, Virginia, Illinois, Wyoming, Colorado and Utah. Through these operations, Arch Coal provides nearly 10% of the nation's coal supply.

Information about Ashland's domestic and foreign operations follows. Ashland has no material operations in any individual foreign country.

                                                  Revenues from external customers*                           Long-lived assets
                                  -------------------------------------------------                 ---------------------------
(In millions)                       1998                1997                  1996                    1998                1997
===============================================================================================================================
United States                     $5,868             $11,821               $11,490                  $1,300              $2,821
Foreign                            1,065               1,140                   922                     163                 118
-------------------------------------------------------------------------------------------------------------------------------
                                  $6,933             $12,961               $12,412                  $1,463              $2,939
===============================================================================================================================

* Sales of gasoline accounted for 0% in 1998, 19% in 1997 and 18% in 1996 of Ashland's consolidated revenues from external customers, excluding excise taxes.

NOTE D - UNCONSOLIDATED AFFILIATES

Affiliated companies accounted for on the equity method include Marathon Ashland Petroleum LLC (MAP), Arch Coal, Inc. and various other companies. See Notes A and C for a description of MAP and Arch Coal, as well as a discussion of the adoption of the equity method for these two investees. Summarized financial information reported by these affiliates and a summary of the amounts recorded in Ashland's consolidated financial statements follow. MAP is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership. Therefore, the parents are responsible for income taxes applicable to their share of MAP's taxable income. The net income reflected below for MAP does not include any provision for income taxes which will be incurred by MAP's parents. At September 30, 1998, Ashland's retained earnings include $356 million of undistributed earnings from unconsolidated affiliates accounted for on the equity method.


(In millions)                                 MAP          Arch Coal              Other                Total
==============================================================================================================
SEPTEMBER 30, 1998
Financial position
      Current assets                     $  3,190            $   362           $     74
      Current liabilities                  (1,915)              (384)               (34)
                                         -----------------------------------------------
      Working capital                       1,275                (22)                40
      Noncurrent assets                     3,588              2,470                 63
      Noncurrent liabilities                 (320)            (1,826)               (15)
                                         -----------------------------------------------
      Stockholders' equity               $  4,543            $   622           $     88
                                         ===============================================
Results of operations
      Sales and operating revenues       $ 14,588 (F1)       $ 1,363           $    165
      Income from operations                  729 (F1)           103                 45
      Net income                              742 (F1)            51                 13
Amounts recorded by Ashland
      Investments and advances              2,102 (F2)           422 (F2)(F3)        45               $2,569
      Equity income                           298 (F4)            25                  6                  329
      Distributions received                  233 (F4)            10                  9                  252
==============================================================================================================
SEPTEMBER 30, 1997
Financial position
      Current assets                                         $   275           $    341
      Current liabilities                                       (233)              (242)
                                                             ---------------------------
      Working capital                                             42                 99
      Noncurrent assets                                        1,362                735
      Noncurrent liabilities                                    (809)              (542)
                                                             ---------------------------
      Stockholders' equity                                   $   595           $    292
                                                             ===========================
Results of operations
      Sales and operating revenues                           $ 1,367           $  1,117
      Income from operations                                      71                278
      Net income                                                  50                 65
Amounts recorded by Ashland
      Investments and advances                                   403                 86               $  489
      Equity income                                               25                 14                   39
      Distributions received                                      12                  8                   20
==============================================================================================================
SEPTEMBER 30, 1996
Results of operations
      Sales and operating revenues                           $ 1,307           $    963
      Income from operations                                     137                252
      Net income                                                  46                 36
Amounts recorded by Ashland
      Equity income                                               22                 11               $   33
      Distributions received                                       5                  7                   12
==============================================================================================================

[FN]
(F1)Amounts represent results of operations for MAP for the nine months ended September 30, 1998 (since inception).

(F2)At September 30, 1998, Ashland's investment exceeded its underlying equity in net assets by $376 million for MAP and $80 million for Arch Coal. Such excess was being amortized against equity income on a straight-line basis for MAP ($28 million annually) and on the basis of tons of coal produced for Arch Coal ($3 million in 1998).

(F3)The market value of Ashland's investment at September 30, 1998, was $323 million based on the market price of Arch Coal's common stock.

(F4)Includes $36 million of equity income and $61 million in cash flow from Ashland's former Refining and Marketing operations for the quarter ended December 31, 1997, which were restated to the equity method.



NOTE E - INCOME TAXES

A summary of the provision for income taxes related to continuing operations follows.

(In millions)                                                        1998                1997                   1996
======================================================================================================================
Current(F1)
     Federal                                                        $  42               $  72                  $  57
     State                                                             (1)                  5                      7
     Foreign                                                           13                  17                     17
----------------------------------------------------------------------------------------------------------------------
                                                                       54                  94                     81
Deferred                                                               60                  33                     (9)
----------------------------------------------------------------------------------------------------------------------
                                                                    $ 114               $ 127                  $  72
======================================================================================================================

[FN]
(F1)Income tax payments amounted to $109 million in 1998, $51 million in 1997 and $105 million in 1996.

Deferred income taxes are provided for income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which give rise to significant deferred tax assets and liabilities follow. These amounts are recorded in various asset and liability accounts on Ashland's consolidated balance sheets.

(In millions)                                                                             1998                  1997
======================================================================================================================
Employee benefit obligations                                                              $182                  $224
Environmental, insurance and litigation reserves                                           119                   103
Compensation accruals                                                                       49                    48
Uncollectible accounts receivable                                                           16                    19
Other items                                                                                 63                    48
----------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                  429                   442
----------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                               83                   339
Investment in unconsolidated affiliates                                                    362                    51
----------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                             445                   390
----------------------------------------------------------------------------------------------------------------------
Net deferred tax asset (liability)                                                        $(16)                 $ 52
======================================================================================================================

The U.S. and foreign components of income from continuing operations before income taxes and a reconciliation of the statutory federal income tax with the provision for income taxes follow.

(In millions)                                                         1998                1997                  1996
======================================================================================================================
Income from continuing operations before income taxes
     United States                                                   $274                 $298                  $160
     Foreign                                                           43                   21                    48
----------------------------------------------------------------------------------------------------------------------
                                                                     $317                 $319                  $208
======================================================================================================================
Income taxes computed at U.S. statutory rates                        $111                 $112                  $ 73
Increase (decrease) in amount computed resulting from
     Equity income                                                    (10)                 (10)                   (8)
     State income taxes                                                 5                    6                     4
     Net impact of foreign results                                      5                   10                     -
     Other items                                                        3                    9                     3
----------------------------------------------------------------------------------------------------------------------
Income taxes                                                         $114                 $127                 $  72
======================================================================================================================

NOTE F - LONG-TERM DEBT

(In millions)                                                                        1998                       1997
======================================================================================================================
Medium-term notes, due 1999-2025, interest at a weighted average rate
    of 8.2% at September 30, 1998 (5.8% to 10.4%)                                 $   888                    $    936
8.80% debentures, due 2012                                                            250                         250
Pollution control and industrial revenue bonds, due
    2003-2022, interest at a weighted average rate of 6.5%
    at September 30, 1998 (3.8% to 7.4%)                                              217                         217
6.625% senior notes, due 2008                                                         150                           -
Other                                                                                  43                           2
----------------------------------------------------------------------------------------------------------------------
                                                                                    1,548                       1,405
Current portion of long-term debt                                                     (41)                        (49)
----------------------------------------------------------------------------------------------------------------------
                                                                                  $ 1,507                    $  1,356
======================================================================================================================

Aggregate maturities of long-term debt are $41 million in 1999, $36 million in 2000, $74 million in 2001, $82 million in 2002 and $88 million in 2003. Excluded from such maturities are $38 million of floating-rate pollution control and industrial revenue bonds, due between 2003 and 2009. These bonds are subject to early redemptions at the holders' option, but not before October 1, 1999.

Ashland has a revolving credit agreement which expires on February 9, 2000, providing for up to $320 million in borrowings, none of which was in use at September 30, 1998. The agreement contains covenants limiting new borrowings, as well as requiring the maintenance of a minimum equity level. Based on Ashland's financial position at September 30, 1998, borrowings (including any borrowings under this agreement) could be increased by up to $2 billion, or stockholders' equity could be reduced by up to $1.1 billion. Additional permissible borrowings are reduced by 150% of any reductions in stockholders' equity.

Interest payments on all indebtedness amounted to $132 million in 1998, $161 million in 1997 and $155 million in 1996. The weighted average interest rate on short-term borrowings outstanding was 6.0% at September 30, 1998.

EXTRAORDINARY LOSS

On June 3, 1997, Ashland called its outstanding 6.75% Convertible Subordinated Debentures. On July 3, 1997, $123 million of the Debentures were redeemed for 101.35% of the principal amount, plus accrued interest, thereby eliminating an associated 2.4 million shares of Ashland Common Stock that had been reserved for conversion. On September 3, 1997, Ashland announced its intention to redeem its 11.125% Sinking Fund Debentures on October 15, 1997. The principal amount outstanding of $200 million had a redemption price of 105.562%, plus accrued interest to the redemption date. On September 23, 1997, Ashland delivered to the trustee U.S. Treasury securities maturing on October 15, 1997, sufficient to cover the redemption price and accrued interest in accordance with the indenture agreement, thereby relieving Ashland of any further obligations under the Debentures. The redemption premium and writeoff of unamortized deferred debt issuance expenses related to these two transactions resulted in pretax charges totaling $15 million which, net of income tax benefits of $6 million, resulted in an extraordinary loss of $9 million on the early retirement of debt.

NOTE G - FINANCIAL INSTRUMENTS

COMMODITY AND FOREIGN CURRENCY HEDGES

Ashland uses commodity futures contracts and forward exchange contracts to reduce its exposure to certain risks inherent within its businesses as described in Note A. The fair value of open commodity and foreign exchange contracts was not significant at September 30, 1998, and 1997.

INTEREST RATE SWAPS

Ashland uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. At September 30, 1998, Ashland had unleveraged swap agreements with a notional principal amount of $225 million. These agreements were used to convert fixed rates on certain debt, including $140 million of the medium-term notes and $85 million of the 8.80% debentures, to variable rates. The variable rates are generally adjusted quarterly or semiannually based on London Interbank Offered Rates (LIBOR), but may be fixed for longer terms using forward rate agreements. Notional amounts do not quantify risk or represent assets or liabilities of Ashland, but are used in the determination of cash settlements under the agreements. Ashland is exposed to credit losses from counterparty nonperformance, but does not anticipate any losses from its agreements, all of which are with major financial institutions.

At September 30, 1998, Ashland was receiving a weighted-average fixed interest rate of 6.4% and paying a weighted-average variable interest rate of 5.7%, calculated on the notional amount. Interest expense was reduced by $1 million in 1998 and $2 million in both 1997 and 1996 resulting from settlements under these agreements. Under its current swap agreements, Ashland's annual interest expense in 1999 will change by about $2 million for each 1% change in LIBOR. The terms remaining on Ashland's swaps range from 15 to 68 months, with a weighted-average remaining life of 27 months.

FAIR VALUES

The carrying amounts and fair values of Ashland's significant financial instruments, including interest rate swaps, at September 30, 1998, and 1997, are shown below. The fair values of cash and cash equivalents and notes payable to financial institutions approximate their carrying amounts. The fair values of investments of captive insurance companies are based on quoted market prices plus accrued interest. The fair values of long-term debt are based on quoted market prices or, if market prices are not available, the present values of the underlying cash flows discounted at Ashland's incremental borrowing rates. The fair values of interest rate swaps are based on quoted market prices, which reflect the present values of the differences between estimated future variable-rate payments and future fixed-rate receipts.

                                                                                         1998                              1997
                                                                 ----------------------------         -------------------------
                                                                 Carrying                Fair         Carrying             Fair
(In millions)                                                      amount               value           amount            value
===============================================================================================================================
Assets
    Cash and cash equivalents                                    $     34            $     34          $   250          $   250
    Investments of captive insurance companies(F1)                     98                  98              189              189
    Interest rate swaps                                                 -                   8                -                1
Liabilities
    Notes payable to financial institutions                            84                  84                -                -
    Long-term debt (including current portion)                      1,548               1,775            1,405            1,570
===============================================================================================================================

[FN]
(F1)Included in other noncurrent assets in the Consolidated Balance Sheets.

NOTE H - LEASES AND OTHER COMMITMENTS

LEASES

Ashland and its subsidiaries are lessees in noncancelable leasing agreements for office buildings, warehouses, transportation equipment, storage facilities, retail outlets, manufacturing facilities and other equipment and properties which expire at various dates. Capitalized lease obligations are not significant and are included in long-term debt. Future minimum rental payments at September 30, 1998, and rental expense under operating leases follow. In December 1997 and January 1998, Ashland purchased $254 million in formerly leased assets in connection with the formation of Marathon Ashland Petroleum LLC (MAP), resulting in reduced rental expense and future minimum rental payments.

(In millions)
-------------------------------------------------------------------------------------------------------------
Future minimum rental payments        Rental expense                1998             1997               1996
==================================    =======================================================================
1999                       $  37
2000                          32      Minimum rentals
2001                          27         (including rentals under
2002                          23         short-term leases)         $119             $144               $134
2003                          20      Contingent rentals               8               13                 13
Later years                  135      Sublease rental income          (6)             (13)               (16)
----------------------------------    -----------------------------------------------------------------------
                           $ 274                                    $121             $144               $131
=============================================================================================================

OTHER COMMITMENTS

To obtain mining permits, Arch Coal must post surety bonds guaranteeing that it will perform any required reclamation upon closure of a mine. Such bonds are currently included in Ashland's corporate surety bond program which includes its wholly-owned subsidiaries, primarily the APAC group of construction companies. Since Ashland has indemnity agreements with its surety companies, Ashland was guarantor for reclamation and various other bonds posted by Arch Coal totaling $442 million at September 30, 1998.

Ashland and Marathon (collectively the Lenders) have entered into a revolving credit agreement providing for loans up to $500 million to MAP. Loans will be funded by the Lenders based on their respective ownership interests. No loans have been made under this agreement.

NOTE I - CAPITAL STOCK

On August 7, 1998, Ashland's Board of Directors authorized the purchase of up to 4 million shares of Ashland common stock in the open market, of which 1 million shares had been purchased through September 30, 1998, at a cost of $46 million.

In March 1997, Ashland called the 6 million outstanding shares of its $3.125 Cumulative Convertible Preferred Stock. Each preferred share was convertible into 1.546 shares of Ashland common stock, plus cash for fractional shares. Almost 99% of the series was submitted for conversion to common stock by the March 31 deadline. The remaining preferred shares were redeemed at a price of $51.88 per share plus 19.1 cents per share of accrued and unpaid dividends.

Under Ashland's Shareholder Rights Plan, each common share is accompanied by one right to purchase one-thousandth share of preferred stock for $140. Each one-thousandth share of preferred stock will be entitled to dividends and to vote on an equivalent basis with one common share. The rights are neither exercisable nor separately transferable from the common shares unless a party acquires or tenders for more than 15% of Ashland's common stock. If any party acquires more than 15% of Ashland's common stock or acquires Ashland in a business combination, each right (other than those held by the acquiring party) will entitle the holder to purchase preferred stock of Ashland or the acquiring company at a substantial discount. The rights expire on May 16, 2006, and Ashland's Board of Directors can amend certain provisions of the Plan or redeem the rights at any time prior to their becoming exercisable.

At September 30, 1998, 500,000 shares of cumulative preferred stock are reserved for potential issuance under the Shareholder Rights Plan and 5 million common shares are reserved for issuance under outstanding stock options.

NOTE J - STOCK INCENTIVE PLANS

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

As discussed in Note A, Ashland accounts for its stock incentive plans in accordance with APB 25. Ashland has not recognized compensation expense for stock options because the exercise price of the options equals the market price of the underlying stock on the date of grant, which is the measurement date. If the alternative method of accounting for stock incentive plans prescribed by FAS 123 had been followed, Ashland's net income and earnings per share would have been reduced to the pro forma amounts in the table below. The weighted average fair value of options granted was determined using the Black-Scholes option pricing model with the indicated assumptions.

                                                                                          1998              1997           1996
================================================================================================================================
Pro forma
     Net income (in millions)                                                          $   199           $   277          $ 211
     Basic earnings per share                                                             2.63              3.83           3.00
     Diluted earnings per share                                                           2.58              3.61           2.96
--------------------------------------------------------------------------------------------------------------------------------
Weighted average fair value per share of options granted                                $11.45            $11.28          $9.63
--------------------------------------------------------------------------------------------------------------------------------
Assumptions (weighted average)
     Risk-free interest rate                                                               4.7%              4.6%           6.6%
     Expected dividend yield                                                               2.0%              2.5%           2.5%
     Expected volatility                                                                  23.8%             22.5%          22.3%
     Expected life (in years)                                                              5.0               5.0            5.0
================================================================================================================================

A progression of activity and various other information relative to stock options is presented in the table below.

                                                              1998                          1997                              1996
                                           ------------------------    --------------------------      ----------------------------
                                                  Weighted average              Weighted average                  Weighted average
                                           Common     option price      Common      option price       Common         option price
(In thousands except per share data)       shares        per share      shares         per share       shares            per share
===================================================================================================================================
Outstanding - beginning of year(F1)         4,718           $37.52       5,247            $33.97       5,222               $32.72
Granted                                       580            48.07         814             53.22         823                38.92
Exercised                                    (282)           34.85      (1,271)            32.94        (747)               30.45
Canceled                                      (51)           45.78         (72)            37.29         (51)               37.35
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding - end of year(F1)               4,965           $38.82       4,718            $37.52       5,247               $33.97
===================================================================================================================================
Exercisable - end of year                   3,836           $35.93       3,373            $33.78       3,820               $32.81
===================================================================================================================================

[FN]
(F1) Shares of common stock available for future grants of options or awards amounted to 5,134,000 at September 30, 1998, and 5,778,000 at September 30, 1997. Exercise prices per share for options outstanding at September 30, 1998, ranged from $23.88 to $33.88 for 2,023,000 shares, from $35.63 to $43.13 for 1,587,000 shares, and from $48.00 to $53.38 for 1,355,000 shares. The weighted average remaining contractual life of the options was 6.5 years.


NOTE K - LITIGATION, CLAIMS AND CONTINGENCIES

Ashland is subject to various federal, state and local environmental laws and regulations that require remediation efforts at multiple locations, including current operating facilities, operating facilities conveyed to Marathon Ashland Petroleum LLC (MAP), previously owned or operated facilities, and Superfund or other waste sites. During 1998, Ashland provided additional environmental reserves of $38 million associated principally with the completion of certain voluntary efforts in progress at various operating facilities conveyed to MAP and the closing of a landfill near its former Catlettsburg, Kentucky refinery. Consistent with its accounting policy for environmental costs, Ashland's reserves for environmental assessments and remediation efforts amounted to $172 million at September 30, 1998, and $150 million at September 30, 1997. Such amounts reflect Ashland's estimates of the most likely costs which will be incurred over an extended period to remediate identified environmental conditions for which the costs are reasonably estimable, without regard to any third-party recoveries.

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

Ashland is a defendant in a series of cases involving more than 600 former workers at the Lockheed aircraft manufacturing facility in Burbank, California. The plaintiffs allege personal injury resulting from exposure to chemicals sold to Lockheed by Ashland, and inadequate labeling of such chemicals. The cases are being tried in the Superior Court of the State of California for the County of Los Angeles. To date, five trials involving approximately 130 plaintiffs have resulted in total verdicts adverse to Ashland of $152 million, including $147 million of punitive damages. Nearly all of these amounts were awarded in the most recently conducted trial. The damage awards have been, or will be, appealed. Ashland believes, upon advice of counsel, that there is a substantial likelihood that the punitive damage awards will be reversed or substantially reduced.

In addition to these matters, Ashland and its subsidiaries are parties to numerous other claims and lawsuits, some of which are also for substantial amounts. While these actions are being contested, the outcome of individual matters is not predictable with assurance.

Ashland does not believe that any liability resulting from any of the above matters, after taking into consideration its insurance coverages and amounts already provided for, will have a material adverse effect on its consolidated financial position, cash flows or liquidity. However, such matters could have a material effect on results of operations in a particular quarter or fiscal year as they develop or as new issues are identified.

NOTE L - ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

During 1998, APAC acquired 10 Missouri-based companies known as the Masters-Jackson group, strengthening APAC's capabilities in asphalt production and paving, concrete paving, aggregate production and bridge-building, and also acquired several smaller construction businesses. Also in 1998, Ashland Chemical acquired Gwil Industries' Plastics Division and made several smaller acquisitions to expand its distribution and specialty chemical businesses. In addition, Valvoline acquired the Eagle One brand of premium automotive appearance products. Eagle One and four of the smaller APAC acquisitions were acquired by the issuance of a total of $61 million in Ashland common stock, certain of which were accounted for as poolings of interests. Prior periods were not restated since the effects would have been insignificant. The other acquisitions, as well as several smaller acquisitions completed in 1997 and 1996, were accounted for as purchases and did not have a significant effect on Ashland's consolidated financial statements.

DIVESTITURES

During 1998, Ashland sold its 23% interest in Melamine Chemicals for $26 million, resulting in a pretax gain of $14 million ($6 million after tax). In 1997, Ashland sold the domestic exploration and production operations of Blazer Energy Corporation. In 1998, Ashland completed its withdrawal from the business through the sale of its exploration and production operations in Nigeria. See Note B for a description of these transactions and their impact on Ashland's consolidated financial statements.

NOTE M - RELATED PARTY TRANSACTIONS

Ashland sells  chemicals and lubricants to Marathon  Ashland  Petroleum LLC
(MAP) and purchases petroleum products from MAP. Such transactions are in the ordinary course of business at negotiated prices comparable to those of transactions with other customers and suppliers. In addition, Ashland leases certain facilities to MAP, and provides certain computer, treasury, accounting, internal auditing and legal services to MAP. For the nine months ended September 30, 1998, Ashland's sales to MAP amounted to $14 million, its purchases from MAP amounted to $147 million, and its costs charged to MAP amounted to $21 million. Ashland's transactions with other affiliates and related parties were not significant.

NOTE N - EMPLOYEE BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT PLANS

Ashland and its subsidiaries sponsor defined benefit pension plans that cover substantially all employees. Benefits under these plans are generally based on employees' years of service and compensation during the years immediately preceding their retirement. For certain plans, 50% of employees' leveraged employee stock ownership plan (LESOP) accounts are coordinated with and used to fund their pension benefits. Ashland determines the level of contributions to its pension plans annually and contributes amounts within the limitations imposed by Internal Revenue Service regulations.

Ashland and its subsidiaries also sponsor unfunded postretirement benefit plans, which provide health care and life insurance benefits for eligible employees who retire or are disabled. Retiree contributions to Ashland's health care plans are adjusted periodically, and the plans contain other cost-sharing features such as deductibles and coinsurance. Life insurance plans are generally noncontributory. Ashland funds the costs of benefits as they are paid.

Summaries of the changes in the benefit obligations and plan assets (primarily listed stocks and debt securities) and of the funded status of the plans follow.


                                                                                                         Other postretirement
                                                           Pension benefits                                   benefits
                                                       --------------------------                  ----------------------------
(In millions)                                           1998                1997                    1998                  1997
===============================================================================================================================
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at October 1                        $635                $533                    $308                  $273
Service cost                                              28                  36                       8                    11
Interest cost                                             34                  42                      16                    21
Retiree contributions                                      -                   -                       4                     5
Benefits paid                                            (27)                (24)                    (21)                  (23)
Obligations assumed by MAP                              (153)                  -                     (66)                    -
Other-primarily actuarial loss                            86                  48                      13                    21
-------------------------------------------------------------------------------------------------------------------------------
Benefit obligations at September 30                     $603                $635                    $262                  $308
===============================================================================================================================
CHANGE IN PLAN ASSETS
Value of plan assets at October 1                       $435                $348                    $  -                  $  -
Actual return on plan assets                              19                  74                       -                     -
Employer contributions                                     4                  31                      17                    18
Retiree contributions                                      -                   -                       4                     5
Benefits paid                                            (17)                (18)                    (21)                  (23)
Assets transferred to MAP                                (72)                  -                       -                     -
-------------------------------------------------------------------------------------------------------------------------------
Value of plan assets at September 30                    $369                $435                    $  -                  $  -
===============================================================================================================================
FUNDED STATUS OF THE PLANS
Accumulated obligations less plan assets(F1)            $103                $  6                    $262                  $308
Provision for future salary increases                    131                 194                       -                     -
-------------------------------------------------------------------------------------------------------------------------------
Excess of obligations over plan assets(F1)               234                 200                     262                   308
Unrecognized actuarial loss                             (106)                (42)                    (12)                  (25)
Unrecognized transition gain                               -                   3                       -                     -
Unrecognized prior service credit (cost)                  (6)                (11)                     48                   101
-------------------------------------------------------------------------------------------------------------------------------
Net liability recognized                                $122                $150                    $298                  $384
===============================================================================================================================
BALANCE SHEET LIABILITIES (ASSETS)
Prepaid benefit costs                                   $ (2)               $ (2)                   $  -                  $  -
Accrued benefit liabilities                              156                 179                     298                   384
Intangible assets                                         (3)                 (3)                      -                     -
Accumulated other comprehensive income                   (29)                (24)                      -                     -
-------------------------------------------------------------------------------------------------------------------------------
Net liability recognized                                $122                $150                    $298                  $384
===============================================================================================================================
ASSUMPTIONS AS OF SEPTEMBER 30
Discount rate                                           7.00%               7.25%                   7.00%                 7.25%
Rate of compensation increase                           5.00                5.00                       -                     -
Expected return on plan assets                          9.00                9.00                       -                     -
===============================================================================================================================

[FN]
(F1) The projected benefit obligations, accumulated benefit obligations and plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $603 million, $472 million and $369 million as of September 30, 1998, and $109 million, $88 million and $11 million as of September 30, 1997. Unfunded accumulated benefit obligations include $84 million in 1998 and $77 million in 1997 associated with nonqualified defined benefit plans.


The  following   table   details  the   components  of  pension  and  other
postretirement benefit costs.

                                                  Pension benefits                              Other postretirement benefits
                                       ---------------------------------------            --------------------------------------
(In millions)                          1998              1997             1996            1998             1997             1996
================================================================================================================================
Service cost                            $28               $36              $31            $  8              $11              $11
Interest cost                            34                42               39              16               21               19
Expected return on plan assets          (30)              (31)             (27)              -                -                -
Other amortization and deferral           8                 1                2             (10)             (16)             (16)
--------------------------------------------------------------------------------------------------------------------------------
                                        $40               $48              $45            $ 14              $16              $14
================================================================================================================================

Ashland amended nearly all of its retiree health care plans in 1992 to place a cap on its contributions and to adopt a cost-sharing method based upon years of service. The cap limits Ashland's contributions to base year per capita costs, plus annual increases of up to 4.5% per year. These amendments reduced Ashland's obligations under its retiree health care plans at that time by $197 million, which was being amortized to income over approximately 12 years. During 1998, Marathon Ashland Petroleum LLC
(MAP) assumed certain of Ashland's postretirement benefit obligations, and $38 million of the unrecognized credit from this plan amendment was applied against the carrying value of Ashland's investment in MAP. The remaining credit at September 30, 1998, will be amortized over approximately 6 years.

OTHER PLANS

Ashland sponsors a savings plan to assist eligible employees in providing for retirement or other future needs. Under that plan, Ashland contributes up to 4.2% of a participating employee's earnings (1.2% for LESOP participants prior to March 31, 1996). Company contributions amounted to $15 million in 1998, $21 million in 1997 and $12 million in 1996.


NOTE O - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents quarterly financial information and per share data relative to Ashland's common stock. Since the businesses conveyed to MAP are accounted for on the equity method in 1998, sales and operating revenues are not comparable to 1997 when these businesses were consolidated (see Note A).

Quarters ended                                December 31                   March 31              June 30            September 30
----------------------------------------------------------    -----------------------    ----------------    ---------------------
(In millions except per share data)      1997        1996         1998          1997       1998      1997      1998(F1)    1997(F2)
==================================================================================================================================
Sales and operating revenues           $1,598      $3,200     $  1,473        $2,991     $1,705    $3,299    $1,757        $3,342
Operating income                          114          77           80            46        226       211        26           127

Income from continuing operations      $   52      $   24     $     28        $    2     $  123    $  119    $    -        $   48
Income from discontinued operations         -          12            -             5          -         9         -            71
Extraordinary loss                          -           -            -             -          -        (2)        -            (8)
                                     ---------------------------------------------------------------------------------------------
Net income                             $   52      $   36     $     28        $    7     $  123    $  126    $    -        $  111
Basic earnings per share
    Continuing operations              $  .69      $  .30     $    .37        $ (.05)    $ 1.61    $ 1.60    $    -        $  .63
    Discontinued operations                 -         .18            -           .08          -       .11         -           .95
    Extraordinary loss                      -           -            -             -          -      (.02)        -          (.10)
                                     ---------------------------------------------------------------------------------------------
    Net income                         $  .69      $  .48     $    .37        $  .03     $ 1.61    $ 1.69    $    -        $ 1.48
Diluted earnings per share
    Continuing operations              $  .68      $  .30     $    .37        $ (.05)    $ 1.59    $ 1.54    $    -        $  .62
    Discontinued operations                 -         .17            -           .08          -       .11         -           .93
    Extraordinary loss                      -           -            -             -          -      (.02)        -          (.10)
                                     ---------------------------------------------------------------------------------------------
    Net income                       $    .68    $    .47     $    .37        $  .03     $ 1.59    $ 1.63    $    -        $ 1.45
Common dividends per share               .275        .275         .275          .275       .275      .275      .275          .275
Market price per common share
    High                                   55      48-7/8     57-15/16        45-1/8    56-3/16    48-1/4   56-5/16      54-15/16
    Low                                44-1/8      39-3/8       49-1/2        39-1/4         48    40-1/8   45-5/16        46-1/2
==================================================================================================================================

[FN]
(F1) In the quarter ended September 30, 1998, unusual items reduced income from continuing operations by $69 million, or $.91 per diluted share. See Management's Discussion and Analysis and Information by Industry Segment for a discussion of these items.

(F2) In the quarter ended September 30, 1997, unusual items reduced income from continuing operations by $28 million, or $.38 per diluted share. See Management's Discussion and Analysis and Information by Industry Segment for a discussion of these items. A gain on the sale of the domestic operations of Blazer Energy increased income from discontinued operations by $71 million, or $.93 per diluted share (see Note B).


Ashland Inc. and Consolidated Subsidiaries
INFORMATION BY INDUSTRY SEGMENT
Years Ended September 30

(In millions)                                                 1998                  1997                        1996
=====================================================================================================================
REVENUES
Sales and operating revenues
   Ashland Chemical                                         $4,087               $ 3,929                    $  3,602
   APAC                                                      1,444                 1,257                       1,235
   Valvoline                                                 1,023                 1,053                       1,133
   Refining and Marketing                                        -                 6,828                       6,570
   Intersegment sales(F1)
       Ashland Chemical                                         (9)                  (13)                        (14)
       Valvoline                                               (11)                  (12)                        (12)
       Refining and Marketing                                    -                  (209)                       (201)
---------------------------------------------------------------------------------------------------------------------
                                                             6,534                12,833                      12,313
Equity income
   Ashland Chemical                                              6                     9                           6
   Refining and Marketing                                      298                     5                           5
   Arch Coal                                                    25                    25                          22
---------------------------------------------------------------------------------------------------------------------
                                                               329                    39                          33
Other income
   Ashland Chemical                                             43                    26                          21
   APAC                                                          8                     6                           9
   Valvoline                                                     6                     8                          11
   Refining and Marketing                                        4                    31                          20
   Corporate                                                     9                    18                           5
---------------------------------------------------------------------------------------------------------------------
                                                                70                    89                          66
---------------------------------------------------------------------------------------------------------------------
                                                            $6,933               $12,961                    $ 12,412
=====================================================================================================================
OPERATING INCOME
Ashland Chemical                                            $  158(F2)           $   140(F3)                $    170
APAC                                                            90                    82                          83
Valvoline                                                       53                    65(F3)                      79
Refining and Marketing(F4)                                     254(F5)               209(F6)                     101
   Inventory valuation adjustments(F7)                         (15)                    -                           -
Arch Coal                                                       25                    25(F8)                      22
Corporate                                                     (118)(F9)              (60)                        (96)
---------------------------------------------------------------------------------------------------------------------
                                                            $  447               $   461                    $    359
=====================================================================================================================
ASSETS
Ashland Chemical                                            $1,776               $ 1,583                    $  1,485
APAC                                                           757                   531                         489
Valvoline                                                      581                   550                         556
Refining and Marketing                                       2,189                 2,726                       2,831
Arch Coal                                                      422                   403                         381
Corporate(F10)                                                 357                   669                         754
---------------------------------------------------------------------------------------------------------------------
                                                            $6,082               $ 6,462                    $  6,496
=====================================================================================================================





(In millions)                                         1998               1997                 1996
---------------------------------------------------------------------------------------------------
INVESTMENT IN EQUITY AFFILIATES
Ashland Chemical                                  $     30              $  40                $  38
APAC                                                    10                  -                    -
Valvoline                                                5                  6                    6
Refining and Marketing                               2,102                 37                   33
Arch Coal                                              422                403                  381
Corporate                                                -                  3                    7
---------------------------------------------------------------------------------------------------
                                                  $  2,569              $ 489                $ 465
===================================================================================================
EXPENSE (INCOME) NOT AFFECTING CASH
Depreciation, depletion and amortization
    Ashland Chemical                              $     79              $  94(F3)            $  67
    APAC                                                64                 49                   44
    Valvoline                                           24                 32(F3)               23
    Refining and Marketing                               -                160                  153
    Corporate                                           14                 13                   12
---------------------------------------------------------------------------------------------------
                                                       181                348                  299
Other noncash items(F11)
    Ashland Chemical                                   (4)                  2                  (15)
    APAC                                                3                   9                    -
    Valvoline                                          (1)                 (4)                  (1)
    Refining and Marketing                             36                  22                    2
    Arch Coal                                         (15)                (11)                 (16)
    Corporate                                         (42)                 (4)                   -
---------------------------------------------------------------------------------------------------
                                                      (23)                 14                  (30)
---------------------------------------------------------------------------------------------------
                                                  $   158               $ 362                $ 269
===================================================================================================

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
Ashland Chemical                                  $   141               $ 100                $  80
APAC                                                   81                  62                   62
Valvoline                                              32                  29                   19
Refining and Marketing                                  -                 150                  187
Corporate                                              20                  15                   24
---------------------------------------------------------------------------------------------------
                                                  $   274               $ 356                $ 372
===================================================================================================

[FN]
     (F1)Intersegment sales are accounted for at prices which approximate market value.
     (F2)Includes a gain of $14 million on the sale of Ashland's 23 percent interest in Melamine Chemicals, Inc.
     (F3)Includes charges of $16 million for Ashland Chemical and $10 million for Valvoline to write down goodwill related to certain European operations.
     (F4)Effective January 1, 1998, includes Ashland's equity income from MAP, amortization of Ashland's excess investment in MAP, and certain retained refining and marketing activities.
     (F5)Includes charges of $43 million for reserves for retained environmental issues associated with properties contributed to MAP and for certain severance costs.
     (F6)Includes a gain of $11 million resulting from LIFO inventory liquidations.
     (F7)Represents Ashland's share of inventory adjustments associated with the formation of MAP and changes in MAP's inventory market valuation reserve. The reserve reflects the excess of the LIFO cost of MAP's crude oil and refined product inventories over their net realizable values.
     (F8)Includes charges of $13 million for duplicate facility write-offs, severance and other costs resulting from the merger of Ashland Coal and Arch Mineral into Arch Coal, Inc.
     (F9)Includes charges of $50 million related to a restructuring of corporate G&A functions and the move of Ashland's headquarters. The charge includes severance costs to be paid to terminated
         employees,   reserves   for  excess   leased  real   estate,   and
         contributions of cash and other real estate committed to be conveyed to Ashland-area charitable and economic development organizations.
     (F10)Includes  principally  cash,  cash  equivalents,   investments  of
         captive insurance companies, and net assets of discontinued operations held for sale.
     (F11)Includes deferred taxes, equity income from affiliates net of distributions, and other items not affecting cash.


Ashland Inc. and Consolidated Subsidiaries
FIVE-YEAR SELECTED FINANCIAL INFORMATION
Years Ended September 30


(In millions except per share data)                              1998            1997         1996        1995             1994
=================================================================================================================================
SUMMARY OF OPERATIONS
Revenues
    Sales and operating revenues (including excise taxes)      $6,534         $12,833      $12,313     $11,361          $10,140
    Equity income                                                 329              39           33          25               22
    Other income                                                   70              89           66          54               70
Costs and expenses
    Cost of sales and operating expenses                       (5,299)         (9,810)      (9,512)     (8,664)          (7,613)
    Excise taxes on products and merchandise                        -            (992)        (985)       (988)            (877)
    Selling, general and administrative expenses               (1,006)         (1,350)      (1,257)     (1,252)          (1,105)
    Depreciation, depletion and amortization                     (181)           (348)        (299)       (374)            (275)
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                                  447             461          359         162              362
Interest expense (net of interest income)                        (130)           (142)        (151)       (149)            (117)
---------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes             317             319          208          13              245
Income taxes                                                     (114)           (127)         (72)          1              (82)
---------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                 203             192          136          14              163
Income from discontinued operations                                 -              25           75          10               34
Gain on sale of discontinued operations                             -              71            -           -                -
---------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                  203             288          211          24              197
Extraordinary loss on early retirement of debt                      -              (9)           -           -                -
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                    $   203         $   279      $   211     $    24          $   197
=================================================================================================================================
BALANCE SHEET INFORMATION
Working capital
    Current assets                                            $ 1,828         $ 2,720      $ 2,539     $ 2,405          $ 2,109
    Current liabilities                                         1,361           2,028        2,067       1,908            1,641
---------------------------------------------------------------------------------------------------------------------------------
                                                              $   467         $   692      $   472     $   497          $   468
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                                  $ 6,082         $ 6,462      $ 6,496     $ 6,225          $ 5,662
---------------------------------------------------------------------------------------------------------------------------------
Capital employed
    Debt due within one year                                  $   125         $    49      $   127     $   200          $   133
    Long-term debt (less current portion)                       1,507           1,356        1,653       1,672            1,391
    Convertible preferred stock                                     -               -          293         293              293
    Common stockholders' equity                                 2,137           2,024        1,521       1,362            1,302
---------------------------------------------------------------------------------------------------------------------------------
                                                              $ 3,769         $ 3,429      $ 3,594     $ 3,527          $ 3,119
=================================================================================================================================
CASH FLOW INFORMATION
Cash flows from continuing operations                         $   366         $   565      $   544     $   322          $   345
Additions to property, plant and equipment                        274             356          372         341              335
Dividends                                                          84              86           89          87               79
=================================================================================================================================
COMMON STOCK INFORMATION
Diluted earnings per share
    Income (loss) from continuing operations                  $  2.63         $  2.51      $  1.80     $  (.08)         $  2.32
    Net income                                                   2.63            3.64         2.96         .08             2.79
Dividends per share                                              1.10            1.10         1.10        1.10             1.00
=================================================================================================================================

                                    62
