Form 10-K, Exhibit 13
period 1999-09-30
ASHLAND INC
filed 1999-12-07
CIK 7694

26

                 Ashland Inc. and Consolidated Subsidiaries
                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                          Years Ended September 30

(In millions)                                                           1999           1998            1997
============================================================================================================
SALES AND OPERATING REVENUES
APAC                                                                  $1,678         $1,444         $ 1,257
Ashland Distribution                                                   2,925          2,941           2,818
Ashland Specialty Chemical                                             1,263          1,244           1,205
Valvoline                                                              1,059          1,023           1,053
Refining and Marketing                                                     -              -           6,828
Intersegment sales                                                      (124)          (118)           (328)
------------------------------------------------------------------------------------------------------------
                                                                      $6,801         $6,534         $12,833
============================================================================================================
OPERATING INCOME(1)
APAC                                                                  $  108         $   90         $    82
Ashland Distribution                                                      37             57              48
Ashland Specialty Chemical                                               107            101              92
Valvoline                                                                 74             53              65
Refining and Marketing(2)                                                323            239             209
Arch Coal                                                                 (3)            25              25
Corporate                                                                (24)          (118)            (60)
------------------------------------------------------------------------------------------------------------
                                                                      $  622         $  447         $   461
============================================================================================================
OPERATING INFORMATION
APAC
      Construction backlog at September 30 (millions)                 $  948         $  838         $   693
      Hot mix asphalt production (million tons)                         25.8           23.1            20.3
      Aggregate production (million tons)                               20.7           20.3            17.0
Valvoline lubricant sales (thousand barrels per day)                    16.7           16.7            15.8
Refining and Marketing(3)
      Refined products sold (thousand barrels per day)                 1,231          1,184
      Crude oil refined (thousand barrels per day)                       898            905
Arch Coal(3)
      Tons sold (millions)                                             109.3           67.3            53.7
      Tons produced (millions)                                         105.7           61.8            50.0
============================================================================================================

(1)      See Page 27 for a discussion of unusual items.
(2) Effective January 1, 1998, includes Ashland's equity income from Marathon Ashland Petroleum LLC (MAP), amortization of Ashland's excess investment in MAP, and certain retained refining and marketing activities.
(3) Amounts represent 100% of the volumes of MAP or Arch Coal. MAP commenced operations January 1, 1998.

BASIS OF PRESENTATION
During 1998, Ashland and Marathon Oil Company formed Marathon Ashland Petroleum LLC (MAP), combining the major elements of the refining, marketing and transportation operations of the two companies. Ashland holds a 38% interest in MAP, which is accounted for using the equity method. For comparison purposes, Ashland changed its method of accounting for the businesses conveyed to MAP to the equity method as of the beginning of fiscal 1998. Since restatements for prior years are not permitted under generally accepted accounting principles, Ashland's consolidated financial statements for 1999 and 1998 are not comparable with those for 1997. While the change had no effect on Ashland's net income or common stockholders' equity, it significantly reduced Ashland's revenues, costs, assets and liabilities, and changed certain components of its cash flow.

RESULTS OF OPERATIONS
Ashland's net income amounted to $290 million in 1999, $203 million in 1998 and $279 million in 1997. Such earnings include various unusual items that significantly affected the comparability of year-to-year results. The following table shows the effects of unusual items on Ashland's operating and net income for each of the last three years.


                                                                      Operating income                                Net income
                                                  -----------------------------------             --------------------------------
(In millions)                                     1999            1998            1997            1999        1998           1997
==================================================================================================================================
Income before unusual items                       $493            $541            $489            $216        $263          $245
Gain on sale of Blazer Energy                        -               -               -               -           -            71
Costs related to coal merger                         -               -             (13)              -           -           (13)
Environmental reserves                               -             (38)              -               -         (23)            -
Severance and relocation charges                   (10)             (5)              -              (6)         (3)            -
G&A restructuring and headquarters move              -             (50)              -               -         (31)            -
Adjustments to inventory market valuation
  reserve                                          117             (15)              -              71          (9)            -
Environmental recoveries                            43               -               -              26           -             -
Asset impairment write-downs                       (21)              -             (26)            (17)          -           (22)
Gain on sale of Melamine Chemicals                   -              14               -               -           6             -
Inventory liquidation gains                          -               -              11               -           -             7
Extraordinary loss on debt prepayment                -               -               -               -           -            (9)
----------------------------------------------------------------------------------------------------------------------------------
Income as reported                                $622            $447            $461             $290       $203           $279
==================================================================================================================================

UNUSUAL ITEMS
In December 1996, Ashland announced a major profitability improvement plan including initiatives to restructure its assets to emphasize its highest return businesses and cost efficiency. Many of the unusual items reported during the last three years have been directly associated with these initiatives as indicated below.
        o Blazer Energy (Ashland's oil and gas exploration subsidiary) was sold in July 1997, resulting in an after tax gain of $71 million. Ashland subsequently completed its withdrawal from the exploration business in 1998 through the sale of its Nigerian operations with no significant gain or loss.
        o Ashland Coal and Arch Mineral merged to form Arch Coal, Inc. in July 1997. Arch Coal recognized an after tax charge of $13 million to write off duplicate facilities previously owned by Arch Mineral and to provide for severance and other costs related to the merger.
        o Ashland and Marathon Oil Company formed MAP in January 1998. Under the formation agreements, Ashland was contractually committed to complete certain voluntary environmental remediation efforts in progress at various operating locations conveyed to MAP, as well as retain the costs associated with issues addressed in a multi-media inspection of the former Ashland refineries by the Environmental Protection Agency. Ashland also decided to close a landfill near the refinery at Catlettsburg, Kentucky. Charges associated with these environmental matters amounted to $38 million. An additional $15 million ($5 million in 1998 and $10 million in 1999) was provided for severance and other costs associated with the formation of MAP and the consolidation of its retail marketing headquarters.
        o Ashland restructured its corporate general and administrative functions and decided to move its headquarters in 1998. Costs associated with these actions amounted to $50 million.

When it was formed, MAP recognized an inventory market valuation reserve to reduce the costs of its crude oil and petroleum product inventories to their net realizable values. MAP adjusts this reserve regularly for changes in the values of refined products, and Ashland's share of those adjustments resulted in income of $117 million in 1999, compared to a charge of $15 million in 1998.

In addition to the items discussed above, Ashland recognized impairment charges of $21 million in 1999 principally related to the goodwill of its European plastics distribution operations. Similar charges amounting to $26 million were recognized in 1997 related to the goodwill of certain European operations of Ashland Distribution, Ashland Specialty Chemical and Valvoline. Results from these

                 Ashland Inc. and Consolidated Subsidiaries
                    MANAGEMENT'S DISCUSSION AND ANALYSIS

operations had consistently been well below the levels that were expected when they were acquired, necessitating the impairment review and resulting write-downs.

Other unusual items recognized during the three years ended September 30, 1999, included the following.

        o Settlements were reached in 1999 with certain of Ashland's insurance carriers related to the coverage provided under historical policies with respect to environmental remediation liabilities, resulting in a gain of $43 million.
        o Ashland sold its 23% interest in Melamine Chemicals in 1998 at a gain of $14 million.
        o During 1997, Ashland liquidated certain crude oil and petroleum product inventories of Refining and Marketing that were accounted for using the last-in, first-out (LIFO) method. Under that method, cost of sales includes the LIFO costs of these inventories in the years they were acquired. Since those LIFO costs were significantly below current replacement costs, their sale produced a gain of $11 million.
        o Ashland's prepayment of certain long-term debt resulted in an after tax loss of $9 million in 1997.

The following table compares operating income before unusual items by segment for the three years ended September 30, 1999.

(In millions)                                       1999                     1998                      1997
------------------------------------------------------------------------------------------------------------
APAC                                                $108                     $ 90                      $ 82
Ashland Distribution                                  58                       57                        59
Ashland Specialty Chemical                           107                       87                        97
Valvoline                                             74                       53                        75
Refining and Marketing                               216                      297                       198
Arch Coal                                             (3)                      25                        38
Corporate                                            (67)                     (68)                      (60)
------------------------------------------------------------------------------------------------------------
                                                    $493                     $541                      $489
============================================================================================================

APAC
The APAC construction companies achieved record results in 1999 for the second straight year with operating income of $108 million, compared to $90 million in 1998. Net construction revenue (total revenue less subcontract work) increased 17% with improvements coming from all geographic regions. In addition, APAC's production of construction materials continued to expand with increases in asphalt (up 12%), crushed aggregate (up 2%) and ready-mix concrete (up 23%).

APAC's construction backlog amounted to a record $948 million at September 30, 1999. Such backlog includes increases in both the public and private sectors, and is expected to contain margins comparable to those included in last year's backlog.

Operating income from APAC amounted to $90 million in 1998, compared to $82 million in 1997. Reflecting newly acquired operations, net revenue was up 17%, while production of asphalt was up 13%, crushed aggregate was up 19% and ready-mix concrete was up 9%. In addition, liquid asphalt costs per ton were down about 7%, enhancing margins.

ASHLAND DISTRIBUTION
Excluding unusual items, operating income of Ashland Distribution for 1999 was comparable to last year's results. The North American thermoplastics and fiber-reinforced plastics distribution businesses achieved record earnings as a result of stronger fundamentals in end-use markets, and the chemical distribution business was also up. However, the favorable effects were largely offset by profit declines within the fine ingredients and European thermoplastics distribution businesses, which have been adversely affected by price deflation and weak markets.

Ashland Distribution's operating income before unusual items declined slightly from $59 million in 1997 to $57 million in 1998, reflecting reduced sales volumes of industrial chemicals and solvents.

ASHLAND SPECIALTY CHEMICAL
Operating income from Ashland Specialty Chemical increased 24% to $107 million in 1999, compared to $87 million in 1998, excluding the gain on the sale of Melamine Chemicals. Robust market conditions, including volume increases in businesses related to construction and transportation, led to improved results from the Composite Polymers and Specialty Polymers & Adhesives divisions. Results for Petrochemicals also increased due to higher sales volumes and margins for maleic anhydride. In addition, operating income from the Electronic Chemicals division was up slightly as it continued to recover from the depths of the worldwide semiconductor recession late last year. Such improvements were partially offset by lower earnings from Drew Marine where sales reflect the global reduction in marine traffic.

Operating income excluding unusual items declined from $97 million in 1997 to $87 million in 1998. Reduced earnings from electronic chemicals and foundry products more than offset the favorable effects of cost reductions by marine chemicals. Electronic chemicals felt the adverse effects of the worldwide semiconductor recession, as well as start-up costs associated with its new manufacturing plant in Pueblo, Colorado. Foundry products were adversely affected by the strike at General Motors and unfavorable translation effects from the strong U.S. dollar on the earnings from its foreign operations. Results from petrochemicals were down $3 million, reflecting very weak methanol markets.

VALVOLINE
Valvoline's operating income increased 40% to $74 million in 1999, compared to $53 million in 1998. Contributing to the improved results were stronger volumes for branded lubricants, R-12 automotive refrigerant and automotive chemicals, as well as improved antifreeze results and record earnings from Valvoline Instant Oil Change (VIOC). These improvements were partially offset by lower earnings from Valvoline International, reflecting reduced sales volumes and margins in Europe and higher expenses in Latin America. VIOC's operating income reflected better car counts, higher revenues per car serviced and gains on the sale of certain company-owned units. At September 30, 1999, VIOC operated 377 company-owned units, compared to 391 units in 1998 and 382 units in 1997. The VIOC franchising program continues to expand, with 207 units open in 1999, compared to 183 in 1998 and 137 in 1997. VIOC's future growth will focus principally on expanding the number of franchised rather than company-owned units.

Operating income from Valvoline was $53 million in 1998, compared to $75 million in 1997 before unusual items. The decline reflected a $24 million reduction in gross profit from R-12 automotive refrigerant. Ample inventory of R-12 at the distributor and retail levels reduced the demand during 1998. Valvoline's earnings decline also reflected lower antifreeze margins, as well as increased advertising and promotional expenses related to the introduction of Valvoline's Synpower premium automotive chemical line and Eagle One appearance products. In addition, the used oil collection business felt the adverse effects of soft used oil fuel prices and costs associated with new collection programs. On the positive side, earnings from Valvoline's core lubricant and international operations improved significantly, reflecting higher sales volumes and better domestic product mix. Earnings from VIOC were also up slightly, reflecting higher revenues per car serviced.

REFINING AND MARKETING
Excluding  unusual  items,  operating  income from  Refining and  Marketing amounted to $216 million in 1999, compared to $297 million in 1998. Comparisons between these periods are difficult because of the differing mix of operations and other changes resulting from the formation of MAP. However, the reduction in earnings resulted principally from depressed refining margins during most of fiscal 1999. Crude prices escalated rapidly during the year as average posted prices for West Texas Intermediate crude oil increased from a low of $8.65 a barrel in December 1998 to a high of $20.94 a barrel in September 1999. Wholesale refined product prices were not only slow to respond, but also failed to keep pace overall with the increased crude prices. The adverse effects were partially offset by strong retail gasoline margins in the December 1998 quarter and improved merchandise sales volumes.

Operating income before unusual items from Refining and Marketing was $297 million in 1998, up from $198 million in 1997. Results for 1998 included the operating income of Ashland Petroleum and SuperAmerica for the December 1997 quarter prior to the formation of MAP, Ashland's 38% share of MAP's earnings for the nine months ended September 30, 1998 (including the amortization of Ashland's excess investment in MAP), and results of certain retained refining and marketing activities. Earnings from Ashland's former refining and marketing businesses in the December 1997 quarter were up $20 million from the prior year's quarter, reflecting higher refining margins, combined with a 3.2 cent-a-gallon improvement in retail margins. In addition, results for the nine months ended September 30, 1998, reflect a $79 million improvement from the results achieved by Ashland Petroleum and SuperAmerica for that period in 1997. While this improvement resulted principally from more favorable industry conditions, a different mix of operations and captured synergies were also factors in the year-to-year improvement. Results during the March 1997 quarter were also adversely affected by heavy flooding in the Ohio Valley which limited product shipments on the river systems.

ARCH COAL
During 1999, Ashland incurred an operating loss of $3 million from its investment in Arch Coal, compared to income in 1998 of $25 million, including an after-tax gain of $6 million on the sale of certain inactive mining assets in eastern Kentucky. However, since Arch acquired the U.S. coal operations of Atlantic Richfield Company effective June 1, 1998, its results for 1999 are not directly comparable with 1998. Arch's operations were adversely affected in 1999 by numerous factors. Arch experienced adverse market conditions in all of its coal markets caused by mild winter weather. Losses were also incurred at its Dal-Tex complex as operations wound down for a temporary shutdown in July 1999. The shutdown was due to a delay in obtaining mining permits because of a legal action in the U.S. District Court for the Southern District of West Virginia challenging the legality of surface mining in West Virginia. As a result of the shutdown, Arch recorded a charge that reduced Ashland's income by $2 million, comprised principally of severance costs, obligations for non-cancelable lease payments and a change in the reclamation liability due to the temporary shutdown. Arch also experienced production shortfalls at its Black Thunder Mine in Wyoming due primarily to water drainage and sequencing difficulties. At various times during the year, Arch's operations were also hindered by rail difficulties caused by consolidation within the rail industry. These negative results were partially offset by income of $2 million associated with the sale of a dragline and settlements with certain suppliers.

                 Ashland Inc. and Consolidated Subsidiaries
                    MANAGEMENT'S DISCUSSION AND ANALYSIS

Ashland's operating income from Arch Coal amounted to $25 million in 1998, compared to $38 million before unusual items in 1997. Eastern coal sales declined 14% in 1998, and margins were down reflecting costs associated with the closing of certain mines, the scheduled expiration of a favorable long-term supply contract, and costs related to extensive maintenance projects undertaken during the summer shutdown for miners' vacations. In addition, Arch incurred significantly higher interest costs related to the debt incurred to acquire the western operations. The effects of these shortfalls, however, were partially offset by a gain on the sale of certain inactive mining assets in eastern Kentucky, which increased Ashland's income by $6 million.

CORPORATE
Excluding unusual items, Corporate expenses were $67 million in 1999, $68 million in 1998 and $60 million in 1997. Although expenses were down slightly in 1998, amounts allocated to divisions declined $11 million principally due to the formation of MAP. The remaining changes over the three-year period result principally from fluctuations in incentive and deferred compensation costs.

INTEREST EXPENSE
Interest expense (net of interest income) amounted to $140 million in 1999, $130 million in 1998 and $142 million in 1997. The reduction in interest expense from 1997 to 1998 resulted principally from the redemption of certain high interest rate debt using the proceeds from the sale of Blazer Energy during 1997. The increased interest expense for 1999 reflects higher debt levels.

DISCONTINUED OPERATIONS
Ashland sold its oil and gas subsidiary, Blazer Energy, in 1997. Net income from Blazer in 1997 prior to the sale amounted to $25 million, and a gain of $71 million was realized from the sale.

FINANCIAL POSITION
LIQUIDITY
Ashland's financial position has enabled it to obtain capital for its financing needs and to maintain investment grade ratings on its senior debt of Baa2 from Moody's and BBB from Standard & Poor's. Ashland has two revolving credit agreements providing for up to $400 million in borrowings, neither of which was in use at September 30, 1999. Under a shelf registration, Ashland can also issue an additional $450 million in debt and equity securities should future opportunities or needs arise. Furthermore, Ashland has access to various uncommitted lines of credit and commercial paper markets, under which short-term notes of $182 million were outstanding at September 30, 1999. While the revolving credit agreements contain a covenant limiting new borrowings, Ashland could have increased its indebtedness (including any borrowings under these agreements) by up to $1.5 billion at September 30, 1999.

Cash flows from continuing operations, a major source of Ashland's liquidity, amounted to $390 million in 1999, $366 million in 1998 and $565 million in 1997. The reduction in cash flows from operations after 1997 reflects changes resulting from the formation of MAP and increased working capital requirements across Ashland's operating divisions. Since MAP is accounted for on the equity method, Ashland's share of MAP's capital expenditures are now reported as a reduction of cash flows from operations (i.e., such expenditures reduce distributions from equity affiliates). Cash flows from operations exceeded Ashland's capital requirements for net property additions and dividends since 1996 by over $250 million, providing additional funds for debt repayment and acquisitions.

Property additions amounted to $878 million during the last three years and are summarized in the Information by Industry Segment on Page 53. APAC and Ashland Specialty Chemical accounted for over 70% of the capital expenditures (excluding Refining and Marketing and Corporate), with Ashland Distribution and Valvoline sharing the remainder about equally. Capital used for acquisitions (including assumed debt and companies acquired through the issuance of common stock) amounted to $504 million during the last three years, of which $316 million was invested in APAC, $90 million in Ashland Specialty Chemical, $54 million in Ashland Distribution and $26 million in Valvoline. A summary of the capital employed in Ashland's operations at the end of the last three fiscal years follows.

(In millions)                                       1999                     1998                      1997
------------------------------------------------------------------------------------------------------------
WHOLLY OWNED OPERATIONS
APAC                                              $  663                   $  452                    $  273
Ashland Distribution                                 527                      477                       412
Ashland Specialty Chemical                           566                      557                       492
Valvoline                                            346                      357                       339
EQUITY INVESTMENTS
Refining and Marketing                             1,646                    1,729                     1,515
Arch Coal                                            370                      373                       353
------------------------------------------------------------------------------------------------------------
                                                  $4,118                   $3,945                    $3,384
============================================================================================================


Capital employed in APAC and Ashland Specialty Chemical increased considerably since 1996, as the majority of Ashland's property additions and acquisitions were focused in these areas. Capital employed in Refining and Marketing increased in 1998, reflecting the purchase of leased assets associated with the formation of MAP. Despite that one-time capital infusion, however, capital employed in Ashland's wholly owned operations still increased from 44% of total capital employed at the end of fiscal 1996 to 51% at September 30, 1999.

Long-term borrowings provided cash flows of $387 million during the last three years, including the issuance of $237 million of medium-term notes and $150 million in senior notes. The proceeds from these long-term borrowings were used in part to retire $507 million of long-term debt (scheduled maturities as well as refundings to reduce interest costs). Cash flows were supplemented as necessary by the issuance of short-term notes and commercial paper.

At September 30, 1999, working capital (excluding debt due within one year) amounted to $882 million, compared to $592 million at the end of fiscal 1998. Liquid assets (cash, cash equivalents and accounts receivable) amounted to 95% of current liabilities at September 30, 1999, compared to 84% at the end of fiscal 1998. Ashland's working capital is affected by its use of the LIFO method of inventory valuation, which valued inventories $54 million below their replacement costs at September 30, 1999.

CAPITAL RESOURCES
Ashland's Board of Directors has authorized the purchase of 9.4 million shares of Ashland common stock. Under this authorization, Ashland had repurchased 6.2 million shares at a cost of $274 million through September 30, 1999. The number of shares ultimately purchased and the prices Ashland will pay for its stock are subject to periodic review by management.

At September 30, 1999, Ashland's debt level amounted to $1.8 billion, compared to $1.6 billion at the end of fiscal 1998. The increase reflects an active acquisition program during 1999, as well as the share repurchase program. Common stockholders' equity increased by $63 million during 1999 to $2.2 billion, principally due to the net effects of earnings of $209 million retained in the business, issuances of $79 million in stock for acquired companies, and share repurchases. Debt as a percent of capital employed amounted to 46% at September 30, 1999, compared to 43% at the end of fiscal 1998.

In October 1999, Ashland acquired Superfos a/s, an industrial company in Copenhagen, Denmark, at a cost of approximately $950 million, including assumed debt. Ashland has also reached an agreement to sell the businesses of Superfos other than its U.S. construction operations to Industri Kapital, a European private equity fund, for a short-term note for $285 million and cash. After that sale during the December 1999 quarter, Ashland's net cost for the U.S. construction business of Superfos is expected to be about $525 million. Since the acquisition was funded with debt using new credit facilities, Ashland's debt is expected to initially increase to around 56% of capital employed, declining to about 52% once the sale is completed and the note is redeemed in the March 2000 quarter.

During fiscal 2000, Ashland anticipates capital expenditures of approximately $300 million. Ashland anticipates meeting its capital requirements in 2000 for property additions, dividends and scheduled debt repayments of $37 million from internally generated funds. However, external financing may be necessary to provide funds for acquisitions or purchases of common stock.

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

Environmental reserves are subject to numerous inherent uncertainties that affect Ashland's ability to estimate its share of the ultimate costs of required remediation efforts. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. Reserves are regularly adjusted as environmental assessments and remediation efforts proceed.

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

DERIVATIVE INSTRUMENTS
Ashland is exposed to various market risks, including changes in certain commodity prices, foreign currency rates and interest rates. To manage these natural business exposures, Ashland enters into various derivative transactions in accordance with its established policies. Ashland does not enter into derivative instruments for trading purposes.

From time to time, Ashland uses commodity futures contracts or derivatives to manage its exposure to price fluctuations for natural gas used by Ashland's manufacturing facilities. These financial products are also used to hedge fixed-price natural gas purchase or

                 Ashland Inc. and Consolidated Subsidiaries
                    MANAGEMENT'S DISCUSSION AND ANALYSIS

sales contracts entered into under Ashland's energy management program for its suppliers and customers. Ashland also uses forward exchange contracts to hedge foreign currency transaction exposures of its operations. However, the potential loss from a hypothetical 10% adverse change in commodity prices or foreign currency rates on Ashland's open commodity futures and foreign exchange contracts at September 30, 1999, would not significantly affect Ashland's consolidated financial position, results of operations or cash flows.

Ashland selectively uses unleveraged interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. However, Ashland liquidated all but one of its outstanding swap agreements during 1999, since management believed that the potential benefits of floating rate debt no longer outweighed the risks of future interest rate increases. The final reset on the remaining $25 million floating-rate swap agreement was set in July 1999, with Ashland due to receive the final settlement payment in January 2000.

Ashland's long-term debt included $38 million of floating-rate debt at September 30, 1999. As a result, Ashland's annual interest costs in 2000 will fluctuate based on short-term interest rates on that portion of its long-term debt outstanding at September 30, 1999, as well as on any short-term notes and commercial paper.

OUTLOOK
Ashland will continue its primary focus on the basic industrial markets currently served, where it can provide high-performance, value-added products and services that are differentiated from competitors on the basis of superior technology, capability, quality and reputation. The major emphasis will continue to be on the growing markets related to transportation and construction where Ashland already has market-leading positions and strong product and service offerings.

Transportation and construction markets offer strong potential for sales growth. No matter how e-commerce affects product marketing, trucks, cars and other means of transportation will still be necessary. Passenger transportation will continue to rise along with population and increased mobility. In addition, current federal funding for highway projects in states in which APAC does business is forecast to rise by 59% over the next four years. Because of the Superfos acquisition and others, APAC is better positioned than ever to take advantage of this increased funding.

All four of Ashland's wholly owned businesses are key providers of materials and services to make and maintain the world's vehicles. Such involvement ranges from plastics and paint additives handled by Ashland Distribution and microchips made using our electronic chemicals, to highways paved by APAC and Valvoline car-care products. In addition, three of Ashland's wholly owned businesses provide materials and services from the ground up in construction-related markets. In addition to APAC's highway paving and production of construction materials, end uses of products and services provided by Ashland Distribution and Ashland Specialty Chemical include a vast array of residential, commercial and industrial applications, such as structural supports, interior and exterior walls, roofing, flooring, paints and stains, tanks, pipes and fittings, stacks and scrubbers.

MAP enjoys an excellent market position as the fourth largest refiner in the United States and a leading marketer in eight states in the Midwest. This Midwest focus provides the benefits not only of a strong gasoline market, but also typically stronger crack spreads compared to the Gulf Coast and New York Harbor. Ashland expects a stronger year from MAP in 2000 based on its operational improvements.

Ashland acquired the U.S. road construction business of Superfos in October 1999. Since those operations provide the same products and services as APAC and strengthens its market position in five states, the acquisition is an excellent strategic fit. Although Superfos should contribute to APAC's operating income in fiscal 2000, it is not expected to be accretive to Ashland's net income until fiscal 2001.

Ashland has been exploring strategic alternatives with respect to its investment in Arch Coal. After a careful evaluation of identified alternatives, a proposal was made to Arch's Board of Directors that would result in a tax-free spin-off of this investment to Ashland's shareholders. Arch has formed a special board committee to evaluate Ashland's proposal. The proposal is subject to, among other things, a negotiated agreement with the special board committee, approval by the Arch shareholders, a favorable ruling from the Internal Revenue Service and approval of Ashland's Board of Directors. Even if an agreement is reached and such conditions are met, Ashland anticipates that it will be several months before a spin-off could be consummated.

YEAR 2000 READINESS
Ashland, like most other companies, is faced with the Year 2000 issue and began developing plans in 1994 to address the possible exposures. Project teams have been responsible for coordinating the assessment, remediation and testing of the necessary modifications to Ashland's computer applications, including both its internal information systems and embedded systems, as well as assessing the Year 2000 readiness of its major vendors and developing contingency plans. The team's progress has been regularly monitored by Ashland's senior management and periodically reported to the Audit Committee of Ashland's Board of Directors.

Ashland has resolved identified issues with respect to its internal information systems through system modifications or replacement. In addition, Ashland engaged the services of an independent third party to perform a verification of its code remediation efforts. Although testing will continue, Ashland believes that its critical systems are currently Year 2000 ready.

Ashland has assessed the embedded systems that operate such items as its manufacturing systems, laboratory processes, security systems and heating and air conditioning. Ashland believes that it has completed the necessary steps to make the major embedded systems Year 2000 ready.

Formal communications have been conducted with major vendors to assess the potential exposure to Ashland from their failure to remediate their own Year 2000 issues. A failure by any of these vendors could become a significant challenge to Ashland's ability to operate its facilities at affected locations. Vendors contacted include Ashland's suppliers, financial institutions and companies providing utilities (electric, natural gas, telephone and water). Alternate providers of products and services will be established, if deemed necessary. Although Ashland has no means of ensuring the Year 2000 readiness of such vendors, it will continue to gather information and monitor their compliance. Based on the representations provided by these vendors to date, Ashland has no reason to believe that these vendors are not adequately addressing their Year 2000 issues.

Ashland has developed contingency plans related to the Year 2000 issue, addressing various scenarios and alternatives. Among other things, such plans include replacing electronic applications with manual processes, identifying alternate vendors, adjusting staffing requirements, and increasing raw material inventory levels, as deemed necessary. Contingency plans will be regularly updated as current issues develop or new issues are identified.

Ashland estimates that its remaining costs related to Year 2000 issues will be minimal. Since Ashland's Year 2000 compliance program was initiated several years ago and has been integrated with other system enhancements, Ashland's total costs of remediating Year 2000 issues are not readily discernible.

Ashland believes its significant Year 2000 issues have been adequately resolved. However, certain exposures are outside Ashland's direct control. If Ashland was unsuccessful in identifying or remediating Year 2000 issues in its critical systems, is affected by major vendors not being Year 2000 ready, or is affected by general economic disruptions resulting from Year 2000 issues, its consolidated financial position or results of operations could be materially adversely affected.

MAP and Arch Coal also have prepared their own programs to deal with Year 2000 issues. Arch Coal's program is outlined in the Management's Discussion and Analysis section of its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. MAP's program is covered in the Management's Discussion and Analysis section for the Marathon Group in USX Corporation's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. These documents are on file with the Securities and Exchange Commission.

EFFECTS OF INFLATION AND CHANGING PRICES
Ashland's financial statements are prepared on the historical cost method of accounting and, as a result, do not reflect changes in the dollar's purchasing power. Although annual inflation rates have been low in recent years, Ashland's results are still affected by the cumulative inflationary trend from prior years.

In the capital-intensive industries in which Ashland operates, replacement costs for its properties would generally exceed their historical costs. Accordingly, depreciation, depletion and amortization expense would be greater if it were based on current replacement costs. However, since replacement facilities would reflect technological improvements and changes in business strategies, such facilities would be expected to be more productive than existing facilities, mitigating part of the increased expense.

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

FORWARD-LOOKING STATEMENTS
Management's Discussion and Analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including various information within the Capital Resources, Derivative Instruments, Outlook and Year 2000 Readiness sections. Although Ashland believes that its expectations are based on reasonable assumptions, it cannot assure that the expectations contained in such statements will be achieved. Important factors that could cause actual results to differ materially from those contained in such statements are discussed under Risks and Uncertainties in Note A to the Consolidated Financial Statements. Other factors and risks affecting Ashland's revenues and operations are contained in Ashland's Form 10-K for the fiscal year ended September 30, 1999, which is on file with the Securities and Exchange Commission.

                 Ashland Inc. and Consolidated Subsidiaries
                     STATEMENTS OF CONSOLIDATED INCOME
                          Years Ended September 30

(In millions except per share data)                              1999                     1998                      1997
=========================================================================================================================
REVENUES
Sales and operating revenues (including excise taxes)          $6,801                   $6,534                   $12,833
Equity income - Note E                                            349                      329                        39
Other income                                                      101                       70                        89
-------------------------------------------------------------------------------------------------------------------------
                                                                7,251                    6,933                    12,961
COSTS AND EXPENSES
Cost of sales and operating expenses                            5,346                    5,299                     9,810
Excise taxes on products and merchandise                            -                        -                       992
Selling, general and administrative expenses                    1,055                    1,006                     1,350
Depreciation, depletion and amortization                          228                      181                       348
-------------------------------------------------------------------------------------------------------------------------
                                                                6,629                    6,486                    12,500
-------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                  622                      447                       461
Interest expense (net of interest income)                        (140)                    (130)                     (142)
-------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES             482                      317                       319
Income taxes - Note D                                            (192)                    (114)                     (127)
-------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                 290                      203                       192
Income from discontinued operations (net of income
   taxes) - Note B                                                  -                        -                        25
Gain on sale of discontinued operations (net of
      income taxes) - Note B                                        -                        -                        71
-------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS                                  290                      203                       288
Extraordinary loss on early retirement of debt (net of
      income taxes) - Note F                                        -                        -                        (9)
-------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                     $  290                   $  203                   $   279
=========================================================================================================================
EARNINGS PER SHARE - NOTE A
Basic
      Income from continuing operations                        $ 3.94                   $ 2.68                   $  2.61
      Income from discontinued operations                           -                        -                       .36
      Gain on sale of discontinued operations                       -                        -                      1.02
      Extraordinary loss                                            -                        -                      (.13)
-------------------------------------------------------------------------------------------------------------------------
      Net income                                               $ 3.94                   $ 2.68                   $  3.86
Diluted
      Income from continuing operations                        $ 3.89                   $ 2.63                   $  2.51
      Income from discontinued operations                           -                        -                       .33
      Gain on sale of discontinued operations                       -                        -                       .92
      Extraordinary loss                                            -                        -                      (.12)
-------------------------------------------------------------------------------------------------------------------------
      Net income                                               $ 3.89                   $ 2.63                   $  3.64
=========================================================================================================================


See Notes to Consolidated Financial Statements.

                 Ashland Inc. and Consolidated Subsidiaries
                        CONSOLIDATED BALANCE SHEETS
                                September 30

(In millions)                                                                1999                      1998
============================================================================================================
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                  $  110                    $   34
Accounts receivable (less allowances for doubtful accounts of
    $23 million in 1999 and $19 million in 1998)                            1,219                     1,110
Inventories - Note A                                                          464                       440
Deferred income taxes - Note D                                                107                       104
Other current assets                                                          159                       140
------------------------------------------------------------------------------------------------------------
                                                                            2,059                     1,828

INVESTMENTS AND OTHER ASSETS
Investment in MAP - Note E                                                  2,172                     2,102
Investment in Arch Coal - Note E                                              417                       422
Cost in excess of net assets of companies acquired (less accumulated
      amortization of $98 million in 1999 and $65 million in 1998)            220                       207
Other noncurrent assets                                                       264                       362
------------------------------------------------------------------------------------------------------------
                                                                            3,073                     3,093

PROPERTY, PLANT AND EQUIPMENT
Cost
      APAC                                                                    990                       809
      Ashland Distribution                                                    352                       332
      Ashland Specialty Chemical                                              768                       717
      Valvoline                                                               348                       354
      Corporate                                                               191                       201
------------------------------------------------------------------------------------------------------------
                                                                            2,649                     2,413
Accumulated depreciation, depletion and amortization                       (1,357)                   (1,252)
------------------------------------------------------------------------------------------------------------
                                                                            1,292                     1,161
------------------------------------------------------------------------------------------------------------
                                                                           $6,424                    $6,082
============================================================================================================


See Notes to Consolidated Financial Statements.

(In millions)                                                                       1999                      1998
-------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Debt due within one year
      Notes payable to financial institutions                                     $  182                    $   84
      Current portion of long-term debt                                               37                        41
Trade and other payables                                                           1,135                     1,199
Income taxes                                                                          42                        37
-------------------------------------------------------------------------------------------------------------------
                                                                                   1,396                     1,361
NONCURRENT LIABILITIES
Long-term debt (less current portion) - Notes F and G                              1,627                     1,507
Employee benefit obligations - Note N                                                418                       458
Deferred income taxes - Note D                                                       226                       120
Reserves of captive insurance companies                                              175                       165
Other long-term liabilities and deferred credits                                     382                       334
Commitments and contingencies - Notes H and K
-------------------------------------------------------------------------------------------------------------------
                                                                                   2,828                     2,584
STOCKHOLDERS'  EQUITY - Notes F, I and J
Preferred  stock, no par value, 30 million shares authorized

Common stockholders' equity
      Common stock, par value $1.00 per share
          Authorized - 300 million shares
          Issued - 72 million shares in 1999 and 76 million shares in 1998            72                        76
      Paid-in capital                                                                464                       602
      Retained earnings                                                            1,710                     1,501
      Accumulated other comprehensive loss                                           (46)                      (42)
-------------------------------------------------------------------------------------------------------------------
                                                                                   2,200                     2,137
-------------------------------------------------------------------------------------------------------------------
                                                                                  $6,424                    $6,082
===================================================================================================================


                 Ashland Inc. and Consolidated Subsidiaries
              STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                                                                                        Accumulated
                                                                                                              other
                                           Preferred        Common        Paid-in          Retained   comprehensive
(In millions)                                  stock         stock        capital          earnings            loss        Total
=================================================================================================================================
BALANCE AT OCTOBER 1, 1996                      $293           $64           $280            $1,186           $ (9)       $1,814
Total comprehensive income(1)                                                                   279            (26)          253
Preferred stock cash dividends                                                                   (9)                          (9)
Common stock cash dividends, $1.10 a share                                                      (77)                         (77)
Issued common stock under
      Preferred stock conversion                (290)            9            281                                              -
      Stock incentive plans                                      2             44                                             46
      Employee savings plan                                                     1                                              1
Preferred stock redemption                        (3)                                                                         (3)
Other changes                                                                  (1)                                            (1)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1997                      -            75            605             1,379            (35)        2,024
Total comprehensive income(1)                                                                   203             (7)          196
Common stock cash dividends, $1.10 a share                                                      (84)                         (84)
Issued common stock under
      Stock incentive plans                                      1             15                                             16
      Acquisitions of other companies                            1             29                 3                           33
Repurchase of common stock                                      (1)           (45)                                           (46)
Other changes                                                                  (2)                                            (2)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1998                      -            76            602             1,501            (42)        2,137
Total comprehensive income(1)                                                                   290             (4)          286
Common stock cash dividends, $1.10 a share                                                      (81)                         (81)
Issued common stock under
      Stock incentive plans                                                     7                                              7
      Acquisitions of other companies                            2             77                                             79
Repurchase of common stock                                      (6)          (222)                                          (228)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1999                   $  -           $72           $464            $1,710           $(46)       $2,200
=================================================================================================================================
(1) Reconciliations of net income to total comprehensive income follow.

(In millions)                                                                                  1999           1998          1997
=================================================================================================================================
NET INCOME                                                                                     $290           $203          $279
Minimum pension liability adjustment                                                             13             (6)           (4)
      Related tax benefit (expense)                                                              (5)             2             2
Unrealized translation adjustments                                                              (11)            (7)          (27)
      Related tax benefit                                                                         3              1             -
Unrealized gains (losses) on securities                                                          (6)             8             5
      Related tax benefit (expense)                                                               2             (3)           (2)
Losses (gains) on securities included in net income                                               -             (3)            -
      Related tax expense                                                                         -              1             -
---------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                                                                     $286           $196          $253
=================================================================================================================================

At September 30, 1999, the accumulated other comprehensive loss of $46 million was comprised of net unrealized translation losses of $36 million and a minimum pension liability of $10 million.

See Notes to Consolidated Financial Statements.

                 Ashland Inc. and Consolidated Subsidiaries
                   STATEMENTS OF CONSOLIDATED CASH FLOWS
                          Years Ended September 30

(In millions)                                                      1999                     1998                       1997
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM CONTINUING OPERATIONS
Income from continuing operations                                 $ 290                     $203                       $192
Expense (income) not affecting cash
      Depreciation, depletion and amortization                      228                      181                        348
      Deferred income taxes                                         101                       60                         33
      Equity income from affiliates                                (349)                    (329)                       (39)
      Distributions from equity affiliates                          349                      252                         20
      Other items                                                   (2)                       (6)                         -
Change in operating assets and liabilities(1)                     (227)                        5                         11
----------------------------------------------------------------------------------------------------------------------------
                                                                   390                       366                        565
CASH FLOWS FROM FINANCING
Proceeds from issuance of long-term debt                           150                       150                         87
Proceeds from issuance of capital stock                              4                        10                         35
Repayment of long-term debt                                        (59)                      (53)                      (395)
Repurchase of capital stock                                       (228)                      (46)                        (3)
Increase (decrease) in short-term debt                              98                        81                        (68)
Dividends paid                                                     (81)                      (84)                       (86)
----------------------------------------------------------------------------------------------------------------------------
                                                                  (116)                       58                       (430)
CASH FLOWS FROM INVESTMENT
Additions to property, plant and equipment                        (248)                     (274)                      (356)
Purchase of leased assets associated with the
  formation of MAP                                                   -                      (254)                         -
Purchase of operations - net of cash acquired                      (72)                     (194)                       (79)
Investment purchases(2)                                           (235)                     (215)                      (248)
Investment sales and maturities(2)                                 311                       308                        216
Other - net                                                         46                        44                         27
----------------------------------------------------------------------------------------------------------------------------
                                                                  (198)                     (585)                      (440)
----------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED (USED) BY CONTINUING OPERATIONS                       76                      (161)                      (305)
Cash provided (used) by discontinued operations - Note B             -                       (55)                       485
----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    76                      (216)                       180
Cash and cash equivalents - beginning of year                       34                       250                         70
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                          $ 110                      $ 34                       $250
============================================================================================================================
DECREASE (INCREASE) IN OPERATING ASSETS(1)
Accounts receivable                                              $ (90)                     $(54)                      $(16)
Inventories                                                        (26)                      (21)                        30
Deferred income taxes                                                1                       (16)                         -
Other current assets                                               (21)                      (36)                         6
Investments and other assets                                       (54)                      (19)                        (5)

INCREASE (DECREASE) IN OPERATING LIABILITIES(1)
Trade and other payables                                           (79)                       33                       (117)
Income taxes                                                         2                        (2)                        31
Noncurrent liabilities                                              40                       120                         82
----------------------------------------------------------------------------------------------------------------------------
CHANGE IN OPERATING ASSETS AND LIABILITIES                       $(227)                     $  5                       $ 11
============================================================================================================================

(1)  Excludes  changes  resulting  from  operations  acquired or sold.
(2)  Represents   primarily   investment   transactions  of  captive   insurance companies.

See Notes to Consolidated Financial Statements.

                 Ashland Inc. and Consolidated Subsidiaries
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Ashland and its majority owned subsidiaries, except Arch Coal, Inc. Investments in joint ventures, 20% to 50% owned affiliates and Arch Coal are accounted for on the equity method. Ashland does not consolidate its 58% ownership interest in Arch Coal because supermajority provisions in its bylaws grant significant participating and veto rights to the minority shareholders.

Effective January 1, 1998, Ashland and Marathon Oil Company formed Marathon Ashland Petroleum LLC (MAP), combining the major elements of the refining, marketing and transportation operations of the two companies. Ashland holds a 38% interest in MAP, which is accounted for using the equity method. For comparison purposes, Ashland changed its method of accounting for the businesses conveyed to MAP to the equity method as of the beginning of fiscal 1998. Since restatements for prior years are not permitted under generally accepted accounting principles, Ashland's consolidated financial statements for 1999 and 1998 are not comparable with those for 1997. While the change had no effect on Ashland's net income or common stockholders' equity, it significantly reduced Ashland's revenues, costs, assets and liabilities, and changed certain components of its cash flow.

RISKS AND UNCERTAINTIES
The preparation of Ashland's consolidated financial statements in conformity with generally accepted accounting principles requires Ashland's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items subject to such estimates and assumptions include the carrying value of long-lived and intangible assets, inventory and receivable valuation allowances, environmental reserves, employee benefit obligations, income recognized under construction contracts, and the ultimate realization of deferred tax assets. Actual results could differ from the estimates and assumptions used.

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

INVENTORIES
(In millions)                                                                                       1999               1998
============================================================================================================================
Chemicals and plastics                                                                              $358               $352
Petroleum products                                                                                    45                 48
Construction materials                                                                                55                 39
Other products                                                                                        55                 49
Supplies                                                                                               5                  9
Excess of replacement costs over LIFO carrying values                                                (54)               (57)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    $464               $440
============================================================================================================================

Chemicals, plastics, petroleum products and supplies with a replacement cost of $302 million at September 30, 1999, and $285 million at September 30, 1998, are valued using the last-in, first-out (LIFO) method. The remaining inventories are stated generally at the lower of cost (using the first-in, first-out [FIFO] or average cost method) or market.

Ashland decreased certain LIFO inventories in 1997 for operating reasons. Cost of sales and operating expenses include costs for these inventories based on prior years' LIFO carrying values which were less than current replacement costs. As a result of LIFO inventory liquidations, net income was increased by $7 million (9 cents per share) in 1997. The effects of LIFO inventory liquidations during 1998 and 1999 were not significant.

LONG-LIVED AND INTANGIBLE ASSETS
The cost of plant and equipment is principally depreciated by the straight-line method over the estimated useful lives of the assets. Costs in excess of net assets of companies acquired are amortized by the straight-line method over periods generally ranging from 15 to 40 years, with an average remaining life of 13 years. Long-lived and intangible assets are periodically reviewed for recoverability when impairment indicators are present. Recorded values that are not expected to be recovered through undiscounted future cash flows are written down to current fair value, which is generally determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale).

Goodwill amortization amounted to $34 million in 1999, $14 million in 1998 and $38 million in 1997. These amounts included unusual charges of $19 million in 1999 and $26 million in 1997 for goodwill write-downs related to certain European operations. Results from these operations had consistently been well below the levels that were expected when they were acquired, necessitating the impairment review and resulting write-downs. In addition to these amounts, equity income includes the amortization of the excess of Ashland's investment over its underlying equity in the net assets of MAP and Arch Coal. At September 30, 1999, such excess amounted to $399 million for MAP and $72 million for Arch Coal. Such amounts are being amortized on a straight-line basis for MAP ($27 million in 1999 and $21 million in 1998) and on the basis of tons of coal produced for Arch Coal ($3 million in 1999 and 1998 and $2 million in 1997).

ENVIRONMENTAL COSTS
Accruals for environmental costs are recognized when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Such costs are charged to expense if they relate to the remediation of conditions caused by past operations or are not expected to mitigate or prevent contamination from future operations. Accruals are recorded at undiscounted amounts based on experience, assessments and current technology, without regard to any third-party recoveries and are regularly adjusted as environmental assessments and remediation efforts proceed.

EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share (EPS) from continuing operations.

(In millions except per share data)                                             1999                  1998                   1997
==================================================================================================================================
NUMERATOR
Income from continuing operations                                              $ 290                 $ 203                  $ 192
Preferred stock dividends                                                          -                     -                     (9)
----------------------------------------------------------------------------------------------------------------------------------
Numerator for basic EPS - Income available to common shares                      290                   203                    183
Effect of dilutive securities
      Dividends on convertible preferred stock                                     -                     -                      9
      Interest on convertible debentures (net of income taxes)                     -                     -                      4
----------------------------------------------------------------------------------------------------------------------------------
Numerator for diluted EPS - Income available
      to common shares after assumed conversions                               $ 290                 $ 203                  $ 196
==================================================================================================================================
DENOMINATOR
Denominator for basic EPS - Weighted average
      common shares outstanding                                                   74                    76                     70
Common shares issuable upon
      Exercise of stock options                                                    1                     1                      2
      Conversion of debentures                                                     -                     -                      2
      Conversion of preferred stock                                                -                     -                      4
----------------------------------------------------------------------------------------------------------------------------------
Denominator for diluted EPS - Adjusted weighted
      average shares and assumed conversions                                      75                    77                     78
==================================================================================================================================
BASIC EPS FROM CONTINUING OPERATIONS                                           $3.94                 $2.68                  $2.61
DILUTED EPS FROM CONTINUING OPERATIONS                                         $3.89                 $2.63                  $2.51
==================================================================================================================================

DERIVATIVE INSTRUMENTS
From time to time, Ashland uses commodity futures contracts or derivatives to manage its exposure to price fluctuations for natural gas used by Ashland's manufacturing facilities. These financial products are also used to hedge fixed price natural gas purchase or sales contracts entered into under Ashland's energy management program for its suppliers and customers. Realized gains and losses on these contracts are included in cost of sales in the delivery month, with amounts paid or received on early terminations deferred on the balance sheet in other current assets or trade and other payables (the deferral method).

DERIVATIVE INSTRUMENTS (CONTINUED)

Ashland uses forward exchange contracts to hedge foreign currency transaction exposures of its operations. These contracts are marked-to-market each month and included in trade and other payables, with the offsetting gain or loss included in other income (the fair value method).

Ashland selectively uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Each interest rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense (the accrual method). The related amount payable to or receivable from counterparties is included in trade and other payables. The fair values of the swap agreements are not recognized in the financial statements. Gains and losses on early terminations of interest rate swap agreements are deferred on the balance sheet (in other long-term liabilities) and amortized as an adjustment to interest expense over the remaining term of the original contract life of the terminated swap agreement.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. Because of Ashland's minimal use of derivatives, management does not anticipate that its adoption of FAS 133 will have a significant effect on Ashland's earnings or financial position.

STOCK INCENTIVE PLANS
Ashland accounts for its stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations. The disclosure requirements of Financial Accounting Standards Board Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation," are included in Note J.

OTHER
Cash equivalents include highly liquid investments maturing within three months after purchase.

Income related to construction contracts is generally recognized by the units-of-production method, which is a variation of the percentage-of-completion method. Any anticipated losses on such contracts are charged against operations as soon as such losses are estimable.

Research and development costs are expensed as incurred ($27 million in 1999, $28 million in 1998 and $29 million in 1997).

Certain  prior year  amounts  have been  reclassified  in the  consolidated
financial   statements  and   accompanying   notes  to  conform  with  1999
classifications.

NOTE B - DISCONTINUED OPERATIONS
On July 1, 1997, Ashland sold the domestic exploration and production operations of Blazer Energy Corporation, realizing cash proceeds of $566 million. The sale resulted in a pretax gain of $138 million which, net of $67 million of income taxes, produced a gain on sale of discontinued operations of $71 million. On May 6, 1998, Ashland completed its withdrawal from the exploration business through the sale of its exploration and production operations in Nigeria with no significant gain or loss.
Components of amounts reflected in income and cash flow related to these discontinued operations are presented in the following table.

(In millions)                                                  1999               1998                 1997
============================================================================================================
INCOME STATEMENT DATA
Revenues                                                      $   -              $   -                 $240
Costs and expenses                                                -                  -                 (215)
------------------------------------------------------------------------------------------------------------
Operating income                                                  -                  -                   25
Income tax expense                                                -                  -                    -
------------------------------------------------------------------------------------------------------------
Income from discontinued operations                           $   -              $   -                 $ 25
============================================================================================================
CASH FLOW DATA
Cash flows from operations                                    $   -              $ (81)                $(41)
Cash flows from investment (including sales proceeds)             -                 26                  526
------------------------------------------------------------------------------------------------------------
Cash provided (used) by discontinued operations               $   -              $ (55)                $485
============================================================================================================

NOTE C - INFORMATION BY INDUSTRY SEGMENT
Ashland's operations are conducted primarily in the United States and are managed along industry segments, which include APAC, Ashland Distribution, Ashland Specialty Chemical, Valvoline, Refining and Marketing, and Arch Coal. Ashland Distribution and Ashland Specialty Chemical were formed in 1999, in an effort to provide greater market focus and definition for the former Ashland Chemical segment. Information by industry segment shown on Pages 52 and 53 has been restated to reflect the change.

The APAC group of companies performs contract construction work, such as paving, repairing and resurfacing highways, streets, airports, residential and commercial developments, sidewalks, and driveways; grading and base work; and excavation and related activities in the construction of bridges and structures, drainage facilities and underground utilities in 14 southern and midwestern states. APAC also produces and sells construction materials, such as hot-mix asphalt and ready-mix concrete, crushed stone and other aggregate and, in certain markets, concrete block and specialized construction materials, such as architectural block.

Ashland Distribution distributes chemicals, plastics, fiber reinforcements and fine ingredients in North America and plastics in Europe.

Ashland Specialty Chemical manufactures and supplies specialty chemical products and services to industries including the adhesives, automotive, composites, foundry, merchant marine, paint, paper, plastics and semiconductor fabrication industries.

Valvoline is a marketer of automotive oils, chemicals, appearance products and services, with sales in more than 140 countries. Valvoline is engaged in the "fast oil change" business through owned and franchised outlets operating under the Valvoline Instant Oil Change name.

The Refining and Marketing segment includes Ashland's 38% ownership interest in Marathon Ashland Petroleum LLC (MAP) and certain retained refining and marketing activities. MAP was formed January 1, 1998, combining the major elements of the refining, marketing and transportation operations of Ashland and Marathon Oil Company. MAP has seven refineries with a combined crude oil refining capacity of 935,000 barrels per day, 88 light products and asphalt terminals in the Midwest and Southeast United States, more than 5,400 retail marketing outlets in 21 states and significant pipeline holdings. Ashland accounts for its interest in MAP using the equity method. As a result, the segment information for 1998 and 1999 is not comparable to 1997, when Ashland's 100% ownership interest in its former Refining and Marketing operations (Ashland Petroleum and SuperAmerica) was consolidated.

Arch Coal, Inc. is a publicly traded company which was created July 1, 1997, as a result of the merger of Ashland Coal, Inc. and Arch Mineral Corporation. Ashland holds a 58% ownership interest in Arch Coal, which it accounts for under the equity method as described in Note A. Arch Coal is the nation's second largest coal producer with subsidiary operations in West Virginia, Kentucky, Virginia, Illinois, Wyoming, Colorado and Utah. Through these operations, Arch Coal provides the fuel for approximately 6% of the electricity generated in the United States.

Ashland has been exploring strategic alternatives with respect to its investment in Arch Coal. After a careful evaluation of identified alternatives, a proposal was made to Arch's Board of Directors that would result in a tax-free spin-off of this investment to Ashland's shareholders. Arch has formed a special board committee to evaluate Ashland's proposal. The proposal is subject to, among other things, a negotiated agreement with the special board committee, approval by the Arch shareholders, a favorable ruling from the Internal Revenue Service and approval of Ashland's Board of Directors. Even if an agreement is reached and such conditions are met, Ashland anticipates that it will be several months before a spin-off could be consummated.

Information about Ashland's domestic and foreign operations follows. Ashland has no material operations in any individual foreign country.

                                             Revenues from external customers(1)                               Long-lived assets
                                      ----------------------------------------------------                -------------------------
 (In millions)                        1999                  1998                     1997                   1999              1998
-----------------------------------------------------------------------------------------------------------------------------------
United States                        $6,183               $5,880                  $11,821                 $1,181            $1,068
Foreign                               1,068                1,053                    1,140                    111                93
-----------------------------------------------------------------------------------------------------------------------------------
                                     $7,251               $6,933                  $12,961                 $1,292            $1,161
===================================================================================================================================

(1)  Prior to the formation of MAP, sales of gasoline  accounted for 19% of
     Ashland's  1997   consolidated   revenues  from  external   customers,
     excluding excise taxes.

NOTE D - INCOME TAXES
A summary of the provision for income taxes related to continuing operations follows.

(In millions)                                                         1999                   1998                       1997
=============================================================================================================================
Current(1)
      Federal                                                        $  63                  $  42                      $  72
      State                                                             17                     (1)                         5
      Foreign                                                           11                     13                         17
-----------------------------------------------------------------------------------------------------------------------------
                                                                        91                     54                         94
Deferred                                                               101                     60                         33
-----------------------------------------------------------------------------------------------------------------------------
                                                                     $ 192                  $ 114                     $  127
=============================================================================================================================

(1) Income tax payments amounted to $142 million in 1999, $109 million in 1998 and $51 million in 1997.

Deferred income taxes are provided for income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences that give rise to significant deferred tax assets and liabilities follow.

(In millions)                                                                                1999                       1998
=============================================================================================================================
Employee benefit obligations                                                               $  174                     $  182
Environmental, insurance and litigation reserves                                              123                        119
Compensation accruals                                                                          44                         49
Uncollectible accounts receivable                                                              11                         16
Other items                                                                                    76                         63
-----------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                     428                        429
-----------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                                  95                         83
Investment in unconsolidated affiliates                                                       452                        362
-----------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                                547                        445
-----------------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                                 $ (119)                    $  (16)
=============================================================================================================================

The U.S. and foreign components of income from continuing operations before income taxes and a reconciliation of the statutory federal income tax with the provision for income taxes follow.

(In millions)                                                         1999                     1998                     1997
=============================================================================================================================
Income from continuing operations before income taxes
      United States                                                  $ 458                   $  274                   $  298
      Foreign                                                           24                       43                       21
-----------------------------------------------------------------------------------------------------------------------------
                                                                     $ 482                   $  317                   $  319
=============================================================================================================================
Income taxes computed at U.S. statutory rates                        $ 169                   $  111                   $  112
Increase (decrease) in amount computed resulting from
      Equity income                                                     (2)                     (10)                     (10)
      State income taxes                                                16                        5                        6
      Net impact of foreign results                                      6                        5                       10
      Other items                                                        3                        3                        9
-----------------------------------------------------------------------------------------------------------------------------
Income taxes                                                         $ 192                   $  114                   $  127
=============================================================================================================================

Note E - UNCONSOLIDATED AFFILIATES
Affiliated companies accounted for on the equity method include Marathon Ashland Petroleum LLC (MAP), Arch Coal, Inc. and various other companies. See Notes A and C for a description of MAP and Arch Coal, as well as a discussion of the use of the equity method for these two investees. Summarized financial information reported by these affiliates and a summary of the amounts recorded in Ashland's consolidated financial statements follow. MAP is organized as a limited liability company (LLC) that has elected to be taxed as a partnership. Therefore, the parents are responsible for income taxes applicable to their share of MAP's taxable income. The net income reflected below for MAP does not include any provision for income taxes incurred by its parents. At September 30, 1999, Ashland's retained earnings include $257 million of undistributed earnings from unconsolidated affiliates accounted for on the equity method.

(In millions)                                        MAP                Arch Coal                   Other            Total
---------------------------------------------------------------------------------------------------------------------------
SEPTEMBER 30, 1999
Financial position
      Current assets                             $ 3,220                   $  331                  $   84
      Current liabilities                         (1,895)                    (365)                    (46)
                                                 ---------------------------------------------------------
      Working capital                              1,325                      (34)                     38
      Noncurrent assets                            3,611                    2,313                      72
      Noncurrent liabilities                        (271)                  (1,685)                    (19)
                                                 ---------------------------------------------------------
      Stockholders' equity                       $ 4,665                   $  594                  $   91
                                                 =========================================================
Results of operations
      Sales and operating revenues               $18,965                   $1,548                  $  163
      Income from operations                         976                       61                      23
      Net income                                     977                        2                      13
Amounts recorded by Ashland
      Investments and advances                     2,172(1)                   417(1)(2)                49           $2,638
      Equity income                                  345                       (2)                      6              349
      Distributions received                         333                       10                       6              349
===========================================================================================================================
SEPTEMBER 30, 1998
Financial position
      Current assets                             $ 3,190                   $  362                  $   74
      Current liabilities                         (1,915)                    (384)                    (34)
                                                 ---------------------------------------------------------
      Working capital                              1,275                      (22)                     40
      Noncurrent assets                            3,588                    2,470                      63
      Noncurrent liabilities                        (320)                  (1,826)                    (15)
                                                 ---------------------------------------------------------
      Stockholders' equity                       $ 4,543                   $  622                  $   88
                                                 =========================================================
Results of operations
      Sales and operating revenues               $14,588(3)                $1,363                  $  165
      Income from operations                         729(3)                   103                      45
      Net income                                     742(3)                    51                      13
Amounts recorded by Ashland
      Investments and advances                     2,102                      422                      45           $2,569
      Equity income                                  298(4)                    25                       6              329
      Distributions received                         233(4)                    10                       9              252
===========================================================================================================================
SEPTEMBER 30, 1997
Results of operations
      Sales and operating revenues                                         $1,367                  $1,117
      Income from operations                                                   71                     278
      Net income                                                               50                      65
Amounts recorded by Ashland
      Equity income                                                            25                      14           $   39
      Distributions received                                                   12                       8               20
===========================================================================================================================

(1) At September 30, 1999, Ashland's investment exceeded its underlying equity in net assets by $399 million for MAP and $72 million for Arch Coal. Such excess was being amortized against equity income on a straight-line basis for MAP ($27 million in 1999 and $21 million in 1998) and on the basis of tons of coal produced for Arch Coal ($3 million in 1999, $3 million in 1998 and $2 million in 1997).
(2) At September 30, 1999, the market value of Ashland's investment in Arch Coal's common stock amounted to $272 million.
(3) Amounts represent results of operations for MAP for the nine months ended September 30, 1998, since MAP was formed on January 1, 1998.
(4) Includes $36 million of equity income and $61 million in cash flow from Ashland's former Refining and Marketing operations for the quarter ended December 31, 1997.

NOTE F - LONG-TERM DEBT

(In millions)                                                             1999                1998
===================================================================================================
Medium-term notes, due 2000-2025, interest at a weighted average rate
      of 8.7% at September 30, 1999 (6.8% to 10.4%)                      $  999              $ 888
8.80% debentures, due 2012                                                  250                250
Pollution control and industrial revenue bonds, due
      2003-2022, interest at a weighted average rate of 6.5%
      at September 30, 1999 (3.7% to 7.4%)                                  217                217
6.625% senior notes, due 2008                                               150                150
Other                                                                        48                 43
----------------------------------------------------------------------------------------------------
                                                                          1,664              1,548
Current portion of long-term debt                                           (37)               (41)
----------------------------------------------------------------------------------------------------
                                                                         $1,627             $1,507
====================================================================================================

Aggregate maturities of long-term debt are $37 million in 2000, $75 million in 2001, $83 million in 2002, $89 million in 2003 and $57 million in 2004. Excluded from such maturities are $38 million of floating-rate pollution control and industrial revenue bonds, due between 2003 and 2009. These bonds are subject to early redemptions at the holders' option, but not before October 1, 2000.

Ashland has two revolving credit agreements providing for up to $400 million in borrowings, neither of which was in use at September 30, 1999. The agreement providing for $250 million in borrowings expires on June 2, 2004. The agreement providing for $150 million in borrowings expires on May 31, 2000. The agreements contain a covenant limiting new borrowings. Based on Ashland's financial position at September 30, 1999, borrowings (including any borrowings under these agreements) could be increased by up to $1.5 billion. Additional permissible borrowings are reduced by 150% of any reductions in stockholders' equity.

Interest payments on all indebtedness amounted to $136 million in 1999, $132 million in 1998 and $161 million in 1997. The weighted average interest rate on short-term borrowings outstanding was 5.7% at September 30, 1999, and 6.0% at September 30, 1998.

EXTRAORDINARY LOSS
On June 3, 1997, Ashland called its outstanding 6.75% Convertible Subordinated Debentures. On July 3, 1997, $123 million of the Debentures were redeemed for 101.35% of the principal amount, plus accrued interest, thereby eliminating an associated 2.4 million shares of Ashland Common Stock that had been reserved for conversion. On September 3, 1997, Ashland announced that its 11.125% Sinking Fund Debentures would be redeemed on October 15, 1997. The principal amount outstanding of $200 million had a redemption price of 105.562%, plus accrued interest to the redemption date. On September 23, 1997, Ashland delivered to the trustee U.S. Treasury securities maturing on October 15, 1997, sufficient to cover the redemption price and accrued interest in accordance with the indenture agreement, thereby relieving Ashland of any further obligations under the Debentures. The redemption premium and writeoff of unamortized deferred debt issuance expenses related to these two transactions resulted in pretax charges totaling $15 million which, net of income tax benefits of $6 million, resulted in an extraordinary loss of $9 million on the early retirement of debt.

NOTE G - FINANCIAL INSTRUMENTS

COMMODITY AND FOREIGN CURRENCY HEDGES
Ashland uses commodity futures contracts and forward exchange contracts to reduce its exposure to certain risks inherent within its businesses as described in Note A. The fair value of open commodity and foreign exchange contracts was not significant at September 30, 1999, and 1998.

INTEREST RATE SWAPS
Ashland selectively uses interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. During the quarter ended December 31, 1998, Ashland liquidated $200 million of its interest rate swap agreements, which had converted fixed-rate debt to floating rates at September 30, 1998. The final reset on the remaining $25 million floating-rate swap agreement was set on July 6, 1999, with Ashland due to receive the final settlement payment on January 6, 2000.

FAIR VALUES
The carrying amounts and fair values of Ashland's significant financial instruments at September 30, 1999, and 1998, are shown below. The fair values of cash and cash equivalents, investments of captive insurance companies and notes payable to financial institutions approximate their carrying amounts. The fair values of long-term debt are based on quoted market prices or, if market prices are not available, the present values of the underlying cash flows discounted at Ashland's incremental borrowing rates. The fair values of interest rate swaps are based on quoted market prices, which reflect the present values of the differences between estimated future variable-rate payments and future fixed-rate receipts.

                                                                                     1999                                     1998
                                                        ---------------------------------            ------------------------------
                                                        Carrying                     Fair            Carrying                 Fair
(In millions)                                             amount                    value              amount                value
-----------------------------------------------------------------------------------------------------------------------------------
Assets
  Cash and cash equivalents                              $  110                    $  110             $   34                $   34
  Investments of captive insurance companies(1)              16                        16                 98                    98
  Interest rate swaps                                         -                         -                  -                     8
Liabilities
  Notes payable to financial institutions                   182                       182                 84                    84
  Long-term debt (including current portion)              1,664                     1,732              1,548                 1,775
===================================================================================================================================

(1) Included in other noncurrent assets in the Consolidated Balance Sheets.

NOTE H - LEASES AND OTHER COMMITMENTS

LEASES
Ashland and its subsidiaries are lessees in noncancelable leasing agreements for office buildings, warehouses, transportation equipment, storage facilities, retail outlets, manufacturing facilities and other equipment and properties which expire at various dates. Capitalized lease obligations are not significant and are included in long-term debt. Future minimum rental payments at September 30, 1999, and rental expense under operating leases follow. During 1998, Ashland purchased $254 million in formerly leased assets in connection with the formation of Marathon Ashland Petroleum LLC (MAP), resulting in reduced rental expense.

(In millions)
-----------------------------------------------------------------------------------------------------------
Future minimum rental payments    Rental expense                   1999              1998             1997
-------------------------------  --------------------------------------------------------------------------
2000                  $ 44
2001                    38        Minimum rentals
2002                    30         (including rentals under
2003                    26          short-term leases)             $103              $119             $144
2004                    22        Contingent rentals                  5                 8               13
Later years            130        Sublease rental income             (3)               (6)             (13)
-------------------------------  ---------------------------------------------------------------------------
                      $290                                         $105              $121             $144
============================================================================================================

OTHER COMMITMENTS
To obtain mining permits, Arch Coal must post surety bonds guaranteeing that it will perform any required reclamation upon closure of a mine. Such bonds are currently included in Ashland's corporate surety bond program which includes its wholly owned subsidiaries, primarily the APAC group of construction companies. Since Ashland has indemnity agreements with its surety companies, Ashland was guarantor for reclamation and various other bonds posted by Arch Coal totaling $635 million at September 30, 1999.

Ashland and Marathon (collectively the Lenders) have entered into a revolving credit agreement providing for loans up to $500 million to MAP. Loans will be funded by the Lenders based on their respective ownership interests. At September 30, 1999, no loans were outstanding under this agreement.

NOTE I - CAPITAL STOCK
Ashland's Board of Directors has authorized the purchase of 9.4 million shares of Ashland common stock in the open market. Through September 30, 1999, Ashland had repurchased 6.2 million shares at a cost of $274 million.

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

At September 30, 1999, 500,000 shares of cumulative preferred stock are reserved for potential issuance under the Shareholder Rights Plan and 6.4 million common shares are reserved for issuance under outstanding stock options.

NOTE J - STOCK INCENTIVE PLANS
Ashland has stock incentive plans under which key employees or directors can purchase shares of common stock under stock options or restricted stock awards. Stock options are granted to employees at a price equal to the fair market value of the stock on the date of grant and become exercisable over periods of one to four years. Unexercised options lapse 10 years after the date of grant. Restricted stock awards entitle employees or directors to purchase shares at a nominal cost, to vote such shares and to receive any dividends thereon. However, such shares are subject to forfeiture upon termination of service before the restriction period ends.

As discussed in Note A, Ashland accounts for its stock incentive plans in accordance with APB 25. Ashland has not recognized compensation expense for stock options, because the exercise price of the options equals the market price of the underlying stock on the date of grant, which is the measurement date. If the alternative method of accounting for stock incentive plans prescribed by FAS 123 had been followed, Ashland's net income and earnings per share would have been reduced to the pro forma amounts shown in the following table. The weighted average fair value of options granted was determined using the Black-Scholes option pricing model with the indicated assumptions.

                                                              1999                     1998                       1997
======================================================================================================================
 Pro forma
     Net income (in millions)                               $ 286                   $  199                     $ 277
      Basic earnings per share                                3.88                     2.63                      3.83
      Diluted earnings per share                              3.84                     2.58                      3.61
----------------------------------------------------------------------------------------------------------------------
Weighted average fair value per share of options
   granted                                                   $7.97                   $11.45                    $11.28
----------------------------------------------------------------------------------------------------------------------
Assumptions (weighted average)
      Risk-free interest rate                                  6.0%                     4.7%                      4.6%
      Expected dividend yield                                  3.0%                     2.0%                      2.5%
      Expected volatility                                     21.0%                    23.8%                     22.5%
      Expected life (in years)                                 5.0                      5.0                       5.0
======================================================================================================================

A progression of activity and various other information relative to stock options is presented in the following table.

                                                            1999                     1998                            1997
                                            --------------------   ----------------------       -------------------------
                                                        Weighted                 Weighted                        Weighted
                                                         average                  average                         average
                                            Common  option price    Common   option price       Common       option price
(In thousands except per share data)        shares     per share    shares      per share       shares          per share
--------------------------------------------------------------------------------------------------------------------------
Outstanding - beginning of year(1)          4,965         $38.82     4,718         $37.52        5,247             $33.97
Granted                                     1,590          36.97       580          48.07          814              53.22
Exercised                                    (120)         34.55      (282)         34.85       (1,271)             32.94
Canceled                                      (54)         49.75       (51)         45.78          (72)             37.29
--------------------------------------------------------------------------------------------------------------------------
Outstanding - end of year(1)                6,381         $38.34     4,965         $38.82        4,718             $37.52
==========================================================================================================================
Exercisable - end of year                   4,348         $37.65     3,836         $35.93        3,373             $33.78
==========================================================================================================================

(1) Shares of common stock available for future grants of options or awards amounted to 3,670,000 at September 30, 1999, and 5,134,000 at September 30, 1998. Exercise prices per share for options outstanding at September 30, 1999, ranged from $23.88 to $33.88 for 1,978,000 shares, from $35.88 to $43.13 for 3,054,000 shares, and from $48.00 to $53.38 for 1,349,000 shares. The weighted average remaining contractual life of the options was 6.6 years.

NOTE K - LITIGATION, CLAIMS AND CONTINGENCIES
Ashland is subject to various federal, state and local environmental laws and regulations that require remediation efforts at multiple locations, including current operating facilities, operating facilities conveyed to Marathon Ashland Petroleum LLC (MAP), previously owned or operated facilities, and Superfund or other waste sites. During 1998, Ashland provided additional environmental reserves of $38 million associated principally with the completion of certain voluntary efforts in progress at various operating facilities conveyed to MAP and the closing of a landfill near Ashland's former Catlettsburg, Kentucky refinery. Consistent with its accounting policy for environmental costs, Ashland's reserves for environmental assessments and remediation efforts amounted to $166 million at September 30, 1999, and $172 million at September 30, 1998. Such amounts reflect Ashland's estimates of the most likely costs which will be incurred over an extended period to remediate identified environmental conditions for which the costs are reasonably estimable, without regard to any third-party recoveries.

Environmental reserves are subject to numerous inherent uncertainties that affect Ashland's ability to estimate its share of the ultimate costs of required remediation efforts. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. Reserves are regularly adjusted as environmental assessments and remediation efforts proceed.

During 1999, as part of a comprehensive environmental insurance recovery project, Ashland entered into settlement agreements with certain of its insurance carriers in exchange for releases of their present and future liabilities to Ashland under its historical liability policies. As a result of these agreements, Ashland recorded pretax income of $43 million.

Ashland is a defendant in a series of cases involving more than 600 former workers at the Lockheed aircraft manufacturing facility in Burbank, California. The plaintiffs allege personal injury resulting from exposure to chemicals sold to Lockheed by Ashland, and inadequate labeling of such chemicals. The cases are being tried in the Superior Court of the State of California for the County of Los Angeles. To date, five trials involving approximately 130 plaintiffs have resulted in total verdicts adverse to Ashland of approximately $80 million (approximately $75 million of which is punitive damages). The damage awards have been appealed and Ashland believes that there is a substantial probability that the damage awards will be reversed or reduced substantially.

In addition to these matters, Ashland and its subsidiaries are parties to numerous other claims and lawsuits, some of which are for substantial amounts. While these actions are being contested, the outcome of individual matters is not predictable with assurance.

Ashland does not believe that any liability resulting from any of the above matters, after taking into consideration its insurance coverage and amounts already provided for, will have a material adverse effect on its consolidated financial position, cash flows or liquidity. However, such matters could have a material effect on results of operations in a particular quarter or fiscal year as they develop or as new issues are identified.

NOTE L - ACQUISITIONS AND DIVESTITURES

ACQUISITIONS
During 1999, APAC acquired 14 construction businesses, six of which included the issuance of $79 million in Ashland common stock. During 1998, APAC acquired 10 Missouri-based companies known as the Masters-Jackson group, strengthening APAC's capabilities in asphalt production and paving, concrete paving, aggregate production and bridge-building, and also acquired several smaller construction businesses. Also in 1998, Ashland Distribution and Ashland Specialty Chemical acquired Gwil Industries' Plastics Division and made several smaller acquisitions. In addition, Valvoline acquired the Eagle One brand of premium automotive appearance products. Eagle One and four of the smaller APAC acquisitions were acquired by the issuance of a total of $61 million in Ashland common stock, certain of which were accounted for as poolings of interests. Prior periods were not restated, since the effects would have been insignificant. The other acquisitions, as well as several smaller acquisitions completed during the last three years, were accounted for as purchases and did not have a significant effect on Ashland's consolidated financial statements.

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

NOTE M - RELATED PARTY TRANSACTIONS

Ashland sells  chemicals and lubricants to Marathon  Ashland  Petroleum LLC
(MAP) and purchases petroleum products from MAP. Such transactions are in the ordinary course of business at negotiated prices comparable to those of transactions with other customers and suppliers. In addition, Ashland leases certain facilities to MAP, and provides certain computer, treasury, accounting, internal auditing and legal services to MAP. For the year ended September 30, 1999, Ashland's sales to MAP amounted to $14 million, its purchases from MAP amounted to $181 million, and its costs charged to MAP amounted to $17 million. Comparable amounts for the nine months ended September 30, 1998, were $14 million, $147 million, and $21 million. Ashland's transactions with other affiliates and related parties were not significant.

NOTE N - EMPLOYEE BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT PLANS
Ashland and its subsidiaries sponsor noncontributory, defined benefit pension plans that cover substantially all employees. Benefits under these plans are generally based on employees' years of service and compensation during the years immediately preceding their retirement. For certain plans, 50% of employees' leveraged employee stock ownership plan (LESOP) accounts are coordinated with and used to fund their pension benefits. Ashland determines the level of contributions to its pension plans annually and contributes amounts within the limitations imposed by Internal Revenue Service regulations.

Ashland and its subsidiaries also sponsor unfunded postretirement benefit plans, which provide health care and life insurance benefits for eligible employees who retire or are disabled. Retiree contributions to Ashland's health care plans are adjusted periodically, and the plans contain other cost-sharing features, such as deductibles and coinsurance. Life insurance plans are generally noncontributory. Ashland funds the costs of benefits as they are paid.

Summaries of the changes in the benefit obligations and plan assets (primarily listed stocks and debt securities) and of the funded status of the plans follow.

                                                                 Pension benefits
                                           -------------------------------------------------------
                                                         1999                      1998                 Other postretirement
                                           ----------------------------    -----------------------             benefits
                                            Qualified      Nonqualified   Qualified   Nonqualified    ------------------------
(In millions)                                   plans             plans       plans          plans     1999              1998
------------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at October 1                 $505               $98        $539            $96     $262              $308
Service cost                                       33                 1          26              2        8                 8
Interest cost                                      35                 6          27              7       18                16
Retiree contributions                               -                 -           -              -        4                 4
Benefits paid                                     (17)               (3)        (17)           (10)     (23)              (21)
Obligations assumed by MAP                          -                 -        (144)            (9)       -               (66)
Other-primarily actuarial (gain) loss             (27)              (14)         75             11       (7)               13
------------------------------------------------------------------------------------------------------------------------------
Benefit obligations at September 30              $529               $88        $506            $97     $262              $262
==============================================================================================================================
CHANGE IN PLAN ASSETS
Value of plan assets at October 1                $369               $ -        $435            $ -     $  -              $  -
Actual return on plan assets                       31                 -          19              -        -                 -
Employer contributions                             42                 -           4              -       19                17
Retiree contributions                               -                 -           -              -        4                 4
Benefits paid                                     (17)                -         (17)             -      (23)              (21)
Assets transferred to MAP                           4                 -         (72)             -        -                 -
------------------------------------------------------------------------------------------------------------------------------
Value of plan assets at September 30             $429               $ -        $369            $ -     $  -              $  -
==============================================================================================================================
FUNDED STATUS OF THE PLANS
Under (over) funded accumulated obligation(1)    $(14)              $73        $ 20            $83     $262              $262
Provision for future salary increases             114                15         117             14        -                 -
------------------------------------------------------------------------------------------------------------------------------
Excess of obligations over plan assets(1)         100                88         137             97      262               262
Unrecognized actuarial loss                       (36)              (26)        (66)           (40)      (7)              (12)
Unrecognized transition gain (loss)                 -                (1)          1             (1)       -                 -
Unrecognized prior service credit (cost)           (5)                -          (6)             -       39                48
------------------------------------------------------------------------------------------------------------------------------
Net liability recognized                         $ 59               $61        $ 66            $56     $294              $298
==============================================================================================================================
BALANCE SHEET LIABILITIES (ASSETS)
Prepaid benefit costs                                      $ (2)                      $ (2)            $  -              $  -
Accrued benefit liabilities                                 139                        156              294               298
Intangible assets                                            (1)                        (3)               -                 -
Accumulated other comprehensive loss                        (16)                       (29)               -                 -
------------------------------------------------------------------------------------------------------------------------------
Net liability recognized                                   $120                       $122             $294              $298
==============================================================================================================================
ASSUMPTIONS AS OF SEPTEMBER 30
Discount rate                                              7.75%                      7.00%            7.75%             7.00%
Rate of compensation increase                              5.00                       5.00                -                 -
Expected return on plan assets                             9.00                       9.00                -                 -
==============================================================================================================================

(1) The projected benefit obligations, accumulated benefit obligations and plan assets for qualified pension plans with accumulated benefit obligations in excess of plan assets were $506 million, $389 million and $369 million as of September 30, 1998.

The  following   table   details  the   components  of  pension  and  other
postretirement benefit costs.

                                                    Pension benefits                       Other postretirement benefits
                                          -------------------------------------            ------------------------------
(In millions)                             1999            1998            1997             1999        1998         1997
=========================================================================================================================
Service cost                               $34             $28            $36              $  8         $ 8          $11
Interest cost                               41              34             42                18          16           21
Expected return on plan assets             (34)            (30)           (31)                -           -            -
Other amortization and deferral              5               8              1                (7)        (10)         (16)
-------------------------------------------------------------------------------------------------------------------------
                                           $46             $40            $48              $ 19         $14          $16
=========================================================================================================================

Ashland amended nearly all of its retiree health care plans in 1992 to place a cap on its contributions and to adopt a cost-sharing method based upon years of service. The cap limits Ashland's contributions to base year per capita costs, plus annual increases of up to 4.5% per year. These amendments reduced Ashland's obligations under its retiree health care plans at that time by $197 million, which was being amortized to income over approximately 12 years. During 1998, Marathon Ashland Petroleum LLC
(MAP) assumed certain of Ashland's postretirement benefit obligations, and $38 million of the unrecognized credit from this plan amendment was applied against the carrying value of Ashland's investment in MAP. The remaining credit at September 30, 1999, amounted to $41 million, and will be amortized over approximately five years in declining amounts from $10 million in 2000 to $6 million in 2004.

OTHER PLANS
Ashland sponsors a savings plan to assist eligible employees in providing for retirement or other future needs. Under that plan, Ashland contributes up to 4.2% of a participating employee's earnings. Company contributions amounted to $15 million in 1999, $15 million in 1998 and $21 million in 1997.

NOTE O - SUBSEQUENT EVENT
In October 1999, Ashland acquired Superfos a/s, an industrial company in Copenhagen, Denmark, at a cost of approximately $950 million, including assumed debt. Ashland has also reached an agreement to sell the businesses of Superfos other than its U.S. construction operations to Industri Kapital, a European private equity fund, for a short-term note for $285 million and cash. After that sale during the December 1999 quarter, Ashland's net cost for the U.S. construction business of Superfos is expected to be about $525 million. Since the acquisition was funded with debt using new credit facilities, Ashland's debt is expected to initially increase to around 56% of capital employed, declining to about 52% once the sale is completed and the note is redeemed in the March 2000 quarter.

NOTE P - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The following table presents quarterly financial information and per share data relative to Ashland's common stock.

Quarters ended                            December 31               March 31                June 30               September 30
-------------------------------------------------------        -----------------        --------------        ------------------
(In millions except per share data)    1998        1997        1999         1998        1999      1998        1999        1998
===================================================================================================================================
Sales and operating revenues         $1,646      $1,598      $1,503       $1,473      $1,796    $1,705      $1,856      $1,757
Operating income                         16         114         176           80         197       226         233          26
Net income (loss)                       (11)         52          87           28         100       123         114           -
Basic earnings (loss) per share        (.14)        .69        1.17          .37        1.36      1.61        1.58           -
Diluted earnings (loss) per share      (.14)        .68        1.16          .37        1.35      1.59        1.57           -
Excluding unusual items(1)
      Operating income                  109         100          44           77         173       225         168         139
      Net income                         46          46           6           26          85       122          79          69
      Basic earnings per share          .62         .61         .08          .35        1.16      1.60        1.09         .91
      Diluted earnings per share        .62         .60         .08          .34        1.15      1.58        1.08         .91
Common dividends per share             .275        .275        .275         .275        .275      .275        .275        .275
Market price per common share
      High                               52          55          50-5/8       57-15/16    44-1/2    56-3/16     43-1/4      56-5/16
      Low                                42-9/16     44-1/8      40-15/16     49-1/2      39-7/16   48          33-5/8      45-5/16
===================================================================================================================================

(1) See Management's Discussion and Analysis and Information by Industry Segment for a discussion of unusual items.

                 Ashland Inc. and Consolidated Subsidiaries
                      INFORMATION BY INDUSTRY SEGMENT
                          Years Ended September 30

(In millions)                                          1999                     1998                     1997
==============================================================================================================
REVENUES
Sales and operating revenues
      APAC                                           $1,678                   $1,444                   $1,257
      Ashland Distribution                            2,925                    2,941                    2,818
      Ashland Specialty Chemical                      1,263                    1,244                    1,205
      Valvoline                                       1,059                    1,023                    1,053
      Refining and Marketing                              -                        -                    6,828
      Intersegment sales(1)
          Ashland Distribution                          (35)                     (27)                     (29)
          Ashland Specialty Chemical                    (84)                     (80)                     (78)
          Valvoline                                      (5)                     (11)                     (12)
          Refining and Marketing                          -                        -                     (209)
--------------------------------------------------------------------------------------------------------------
                                                      6,801                    6,534                   12,833
Equity income
      Ashland Specialty Chemical                          5                        6                        9
      Valvoline                                           1                        -                        -
      Refining and Marketing                            345                      298                        5
      Arch Coal                                          (2)                      25                       25
--------------------------------------------------------------------------------------------------------------
                                                        349                      329                       39
Other income
      APAC                                               12                        8                        6
      Ashland Distribution                                6                        6                        5
      Ashland Specialty Chemical                         19                       37                       21
      Valvoline                                           6                        6                        8
      Refining and Marketing                              8                        4                       31
      Corporate                                          50                        9                       18
--------------------------------------------------------------------------------------------------------------
                                                        101                       70                       89
--------------------------------------------------------------------------------------------------------------
                                                     $7,251                   $6,933                  $12,961
==============================================================================================================
OPERATING INCOME
APAC                                                 $  108                   $   90                  $    82
Ashland Distribution                                     37(2)                    57                       48(3)
Ashland Specialty Chemical                              107                      101(4)                    92(3)
Valvoline                                                74                       53                       65(3)
Refining and Marketing(5)                               206(6)                   254(7)                   209(8)
      Inventory valuation adjustments(9)                117                      (15)                       -
Arch Coal                                                (3)                      25                       25(10)
Corporate                                               (24)(11)                (118)(12)                 (60)
--------------------------------------------------------------------------------------------------------------
                                                     $  622                   $  447                  $   461
==============================================================================================================
ASSETS
APAC                                                 $  996                   $  757                  $   531
Ashland Distribution                                    917                      915                      834
Ashland Specialty Chemical                              878                      861                      749
Valvoline                                               561                      581                      550
Refining and Marketing                                2,229                    2,189                    2,726
Arch Coal                                               417                      422                      403
Corporate(13)                                           426                      357                      669
--------------------------------------------------------------------------------------------------------------
                                                     $6,424                   $6,082                   $6,462
==============================================================================================================


(In millions)                                          1999                     1998                      1997
---------------------------------------------------------------------------------------------------------------
INVESTMENT IN EQUITY AFFILIATES
APAC                                                 $   10                   $   10                      $  -
Ashland Specialty Chemical                               33                       30                        40
Valvoline                                                 6                        5                         6
Refining and Marketing                                2,172                    2,102                        37
Arch Coal                                               417                      422                       403
Corporate                                                 -                        -                         3
---------------------------------------------------------------------------------------------------------------
                                                     $2,638                   $2,569                      $489
===============================================================================================================
EXPENSE (INCOME) NOT AFFECTING CASH
Depreciation, depletion and amortization
      APAC                                           $   89                   $   64                      $ 49
      Ashland Distribution                               44(14)                   27                        37(3)
      Ashland Specialty Chemical                         53                       52                        57(3)
      Valvoline                                          26                       24                        32(3)
      Refining and Marketing                              -                        -                       160
      Corporate                                          16                       14                        13
---------------------------------------------------------------------------------------------------------------
                                                        228                      181                       348
Other noncash items(15)
      APAC                                                1                        3                         9
      Ashland Distribution                               (6)                      (2)                        2
      Ashland Specialty Chemical                          8                       (2)                        -
      Valvoline                                          (1)                      (1)                       (4)
      Refining and Marketing                             93                       36                        22
      Arch Coal                                           9                      (15)                      (11)
      Corporate                                          (5)                     (42)                       (4)
---------------------------------------------------------------------------------------------------------------
                                                         99                      (23)                       14
---------------------------------------------------------------------------------------------------------------
                                                     $  327                   $  158                      $362
===============================================================================================================
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
APAC                                                 $  104                   $   81                      $ 62
Ashland Distribution                                     30                       47                        27
Ashland Specialty Chemical                               70                       94                        73
Valvoline                                                26                       32                        29
Refining and Marketing                                    -                        -                       150
Corporate                                                18                       20                        15
---------------------------------------------------------------------------------------------------------------
                                                     $  248                   $  274                      $356
===============================================================================================================

   (1) Intersegment sales are accounted for at prices that approximate market value.
   (2) Includes a $21 million charge for asset impairment related to European plastics distribution operations.
   (3) Includes charges of $11 million for Ashland Distribution, $5 million for Ashland Specialty Chemical and $10 million for Valvoline to write down goodwill related to certain European operations.
   (4) Includes a gain of $14 million on the sale of Ashland's 23% interest in Melamine Chemicals, Inc.
   (5) Effective January 1, 1998, includes Ashland's equity income from MAP, amortization of Ashland's excess investment in MAP, and certain retained refining and marketing activities.
   (6) Includes a $10 million charge for severence and other costs related to the formation of MAP.
   (7) Includes charges of $43 million for reserves for retained environmental issues associated with properties contributed to MAP and for certain severance costs.
   (8) Includes a gain of $11 million resulting from LIFO inventory liquidations.
   (9) Represents Ashland's share of inventory adjustments associated with the formation of MAP and changes in MAP's inventory market valuation reserve. The reserve reflects the excess of the LIFO cost of MAP's crude oil and refined product inventories over their net realizable values.
   (10) Includes charges of $13 million for duplicate facility write-offs, severance and other costs resulting from the merger of Ashland Coal and Arch Mineral into Arch Coal, Inc.
   (11) Includes $43 million in environmental insurance recoveries.
   (12) Includes charges of $50 million related to a restructuring of corporate G&A functions and the move of Ashland's headquarters. The charge includes severance costs to be paid to terminated employees, reserves for excess leased real estate, and contributions of cash and other real estate committed to be conveyed to Ashland-area charitable and economic development organizations.
   (13) Includes principally cash, cash equivalents and investments of captive insurance companies.
   (14) Includes a charge of $19 million to write down goodwill related to European plastics distribution operations.
   (15) Includes deferred taxes, equity income from affiliates net of distributions, and other items not affecting cash.

                 Ashland Inc. and Consolidated Subsidiaries
                  FIVE-YEAR SELECTED FINANCIAL INFORMATION
                          Years Ended September 30

(In millions except per share data)                             1999            1998            1997            1996        1995
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues
      Sales and operating revenues (including excise taxes)   $6,801          $6,534         $12,833         $12,313     $11,361
      Equity income                                              349             329              39              33          25
      Other income                                               101              70              89              66          54
Costs and expenses
      Cost of sales and operating expenses                    (5,346)         (5,299)         (9,810)         (9,512)     (8,664)
      Excise taxes on products and merchandise                     -               -            (992)           (985)       (988)
      Selling, general and administrative expenses            (1,055)         (1,006)         (1,350)         (1,257)     (1,252)
      Depreciation, depletion and amortization                  (228)           (181)           (348)           (299)       (374)
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                                 622             447             461             359         162
Interest expense (net of interest income)                       (140)           (130)           (142)           (151)       (149)
---------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes            482             317             319             208          13
Income taxes                                                    (192)           (114)           (127)            (72)          1
---------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                290             203             192             136          14
Income from discontinued operations                                -               -              25              75          10
Gain on sale of discontinued operations                            -               -              71               -           -
---------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                 290             203             288             211          24
Extraordinary loss on early retirement of debt                     -               -              (9)              -           -
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                    $  290          $  203         $   279         $   211     $    24
=================================================================================================================================
BALANCE SHEET INFORMATION
Working capital
      Current assets                                          $2,059          $1,828         $ 2,720         $ 2,539     $ 2,405
      Current liabilities                                      1,396           1,361           2,028           2,067       1,908
---------------------------------------------------------------------------------------------------------------------------------
                                                              $  663          $  467         $   692         $   472     $   497
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                                  $6,424          $6,082         $ 6,462         $ 6,496     $ 6,225
---------------------------------------------------------------------------------------------------------------------------------
Capital employed
      Debt due within one year                                $  219          $  125         $    49         $   127     $   200
      Long-term debt (less current portion)                    1,627           1,507           1,356           1,653       1,672
      Convertible preferred stock                                  -               -               -             293         293
      Common stockholders' equity                              2,200           2,137           2,024           1,521       1,362
---------------------------------------------------------------------------------------------------------------------------------
                                                              $4,046          $3,769         $ 3,429         $ 3,594     $ 3,527
=================================================================================================================================
CASH FLOW INFORMATION
Cash flows from continuing operations                         $  390          $  366         $   565         $   544     $   322
Additions to property, plant and equipment                       248             274             356             372         341
Dividends                                                         81              84              86              89          87
=================================================================================================================================
COMMON STOCK INFORMATION
Diluted earnings per share
      Income (loss) from continuing operations                $ 3.89          $ 2.63         $  2.51         $  1.80     $  (.08)
      Net income                                                3.89            2.63            3.64            2.96         .08
Dividends per share                                             1.10            1.10            1.10            1.10        1.10
=================================================================================================================================
