Form 10-K405, Exhibit 13
period 2000-09-30
ASHLAND INC
filed 2000-12-01
CIK 7694

Ashland Inc. and Consolidated Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS
Years Ended September 30

(In millions)                                                           2000                     1999                      1998

--------------------------------------------------------------------------------------------------------------------------------
SALES AND OPERATING REVENUES
APAC                                                                   $2,505                  $1,678                     $1,444
Ashland Distribution                                                    3,214                   2,925                      2,941
Ashland Specialty Chemical                                              1,283                   1,263                      1,244
Valvoline                                                               1,077                   1,059                      1,023
Intersegment sales                                                       (118)                   (124)                      (118)
--------------------------------------------------------------------------------------------------------------------------------
                                                                       $7,961                  $6,801                     $6,534
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME(1)
APAC                                                                   $  140                  $  108                     $   90
Ashland Distribution                                                       70                      37                         57
Ashland Specialty Chemical                                                 95                     107                        101
Valvoline                                                                  78                      74                         53
Refining and Marketing(2)                                                 361                     323                        239
Corporate                                                                 (73)                    (24)                      (118)
--------------------------------------------------------------------------------------------------------------------------------
                                                                        $ 671                  $  625                     $  422
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INFORMATION
APAC
     Construction backlog at September 30 (millions)                   $1,397                    $948                       $838
     Hot mix asphalt production (million tons)                           35.0                    25.8                       23.1
     Aggregate production (million tons)                                 27.8                    20.7                       20.3
     Ready-mix concrete production (thousand cubic yards)               2,620                   1,412                      1,151
Ashland Distribution(3)
     Sales per shipping day (millions)                                 $ 12.8                  $ 11.6                     $ 11.7
     Gross profit as a percent of sales                                  15.6%                   16.0%                      14.8%
Ashland Specialty Chemical(3)
     Sales per shipping day (millions)                                 $  5.1                    $5.0                       $4.9
     Gross profit as a percent of sales                                  34.7%                   35.9%                      35.2%
Valvoline lubricant sales (thousand barrels per day)                     12.3                    12.6                       12.8
Refining and Marketing(4)
     Refined products sold (thousand barrels per day)                   1,309                   1,231                      1,184
     Crude oil refined (thousand barrels per day)                         892                     898                        905
     Merchandise sales (millions)                                      $2,329                  $2,031                     $1,386
--------------------------------------------------------------------------------------------------------------------------------

(1)  See Page 23 for a discussion of unusual items.
(2)  Includes  Ashland's equity income from Marathon Ashland  Petroleum LLC
     (MAP), amortization of Ashland's excess investment in MAP, and certain retained refining and marketing activities.
(3) Sales are defined as sales and operating revenues. Gross profit is defined as sales and operating revenues, less cost of sales and operating expenses, less depreciation and amortization relative to manufacturing assets.
(4) Amounts represent 100% of the volumes of MAP, in which Ashland owns a 38% interest. MAP commenced operations January 1, 1998.

RESULTS OF OPERATIONS

Ashland's net income amounted to $70 million in 2000, $290 million in 1999 and $203 million in 1998. Such earnings include various unusual items that significantly affected year-to-year comparisons. The following table shows the effects of unusual items on Ashland's operating and net income for each of the last three years.

                                                                Operating income                 Net income
                                                       -------------------------    -----------------------
(In millions)                                          2000       1999     1998     2000     1999     1998
-----------------------------------------------------------------------------------------------------------
INCOME BEFORE UNUSUAL ITEMS                            $671       $496     $516     $292     $217     $238
      Environmental reserves                              -          -      (38)       -        -      (23)
      Severance and relocation charges                    -        (10)      (5)       -       (6)      (3)
      G&A restructuring and headquarters move             -          -      (50)       -        -      (31)
      Discontinued operations                             -          -        -     (218)      (1)      25
      Adjustments to inventory market valuation reserve   -        117      (15)       -       71       (9)
      Gain on sale of Melamine Chemicals                  -          -       14        -        -        6
      Environmental insurance recoveries                  -         43        -        -       26        -
      Asset impairment charges                            -       (21)        -        -      (17)       -
      Extraordinary loss on early retirement of debt      -          -        -       (4)       -        -
-----------------------------------------------------------------------------------------------------------
INCOME AS REPORTED                                     $671       $625     $422      $70     $290     $203
-----------------------------------------------------------------------------------------------------------

UNUSUAL ITEMS

In December 1996, Ashland announced a major profitability improvement plan including initiatives to restructure its assets to emphasize its highest return businesses and cost efficiency. Certain of the unusual items reported during the last three years have been directly associated with these initiatives, as indicated below.

o Ashland and Marathon Oil Company formed Marathon Ashland Petroleum LLC (MAP) in January 1998. Under the formation agreements, Ashland was contractually committed to complete certain voluntary environmental remediation efforts in progress at various operating locations conveyed to MAP, as well as retain the costs associated with issues addressed in an inspection of the former Ashland refineries by the Environmental Protection Agency. Ashland also decided to close a landfill near the refinery at Catlettsburg, Kentucky. Charges associated with these environmental matters amounted to $38 million. An additional $15 million ($5 million in 1998 and $10 million in 1999) was provided for severance and other costs associated with the formation of MAP and the consolidation of its retail marketing headquarters.

o Ashland restructured its corporate general and administrative functions and decided to move its headquarters in 1998. Costs associated with these actions amounted to $50 million.

o During 2000, Ashland spun-off the majority of its shares of Arch Coal common stock to Ashland's shareholders. In addition, Ashland intends to dispose of its remaining shares in a transaction or transactions that qualify as a sale for federal income tax purposes by March 2001. Accordingly, results from the Arch Coal segment (including costs of the spin-off) are shown as discontinued operations, with prior periods restated.

When it was formed, MAP recorded an inventory market valuation reserve to reduce the carrying costs of its crude oil and petroleum product inventories to their net realizable values. MAP adjusts this reserve quarterly for changes in the values of refined products, and no reserve was required after September 30, 1999. Reserve adjustments prior to that date resulted in an increase of $117 million in Ashland's equity income from MAP in 1999, compared to a reduction of $15 million in 1998.

Other unusual items recognized during the three years ended September 30, 2000, included the following.

o Ashland sold its 23% interest in Melamine Chemicals in 1998 at a gain of $14 million.

o Settlements were reached in 1999 with certain of Ashland's insurance carriers related to the coverage provided under historical policies with respect to environmental remediation liabilities, resulting in a gain of $43 million.

o Ashland recognized impairment charges of $21 million in 1999 principally related to the write-down of goodwill on certain of its European plastics distribution operations. Results from those operations had been well below the levels that were expected when they were acquired, requiring the impairment review and related charges.

o Ashland's early retirement of certain long-term debt resulted in an after tax loss of $4 million in 2000.

Ashland Inc. and Consolidated Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table compares operating income before unusual items by segment for the three years ended September 30, 2000.

(In millions)                                                 2000                  1999                1998
------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE UNUSUAL ITEMS
APAC                                                          $140                  $108                 $90
Ashland Distribution                                            70                    58                  57
Ashland Specialty Chemical                                      95                   107                  87
Valvoline                                                       78                    74                  53
Refining and Marketing                                         361                   216                 297
Corporate                                                      (73)                  (67)                (68)
-------------------------------------------------------------------------------------------------------------
                                                              $671                  $496                $516
-------------------------------------------------------------------------------------------------------------

APAC

The APAC construction companies achieved record results in 2000 for the third straight year with operating income of $140 million, compared to $108 million in 1999. Reflecting the acquired construction operations of Superfos, as well as significant growth in its prior operations, net construction revenue (total revenue less subcontract costs) increased 49%. Similarly, APAC's production of construction materials continued to expand with increases in hot mix asphalt (up 36%), crushed aggregate (up 34%) and ready-mix concrete (up 86%). The improvement in operating income also reflects a $21 million reduction in depreciation expense resulting from changes in the estimated useful lives and salvage values of APAC's construction equipment, as well as a gain of $7 million on the sale of certain concrete block operations. Operating income for 2000 would have been even greater if it had not been for the significantly higher costs of liquid asphalt, fuel and power that APAC incurred during the year. APAC's costs of liquid asphalt increased from $117 a ton in 1999 to $156 a ton in 2000, while its fuel and power costs were up 14%.

Operating income from APAC amounted to $108 million in 1999, compared to $90 million in 1998. Net construction revenue increased 17% with improvements coming from all geographic regions. In addition, APAC's production of construction materials reflected increases in hot mix asphalt (up 12%), crushed aggregate (up 2%) and ready-mix concrete (up 23%).

ASHLAND DISTRIBUTION

Ashland Distribution generated operating income of $70 million during 2000, compared to $58 million in 1999, excluding unusual items. The improvement was led by better results from the European plastics distribution business and higher sales of fiber-reinforced plastics and fine ingredients. These improvements more than offset a decline from the chemical distribution business, which was adversely affected by rising hydrocarbon costs. Results of Ashland Distribution for 2000 also reflect a gain of $3 million on the sale of the plastics compounding business in Italy.

Excluding unusual items, overall operating income of Ashland Distribution for 1999 was comparable to its results for 1998. The North American thermoplastics and fiber-reinforced plastics distribution businesses achieved record earnings as a result of stronger fundamentals in end-use markets, and the chemical distribution business was also up. However, the favorable effects were largely offset by profit declines within the fine ingredients and European plastics distribution businesses, which were adversely affected by price deflation and weak markets.

ASHLAND SPECIALTY CHEMICAL

Operating income from Ashland Specialty Chemical declined from $107 million in 1999 to $95 million in 2000. Stronger fundamentals led to record results from electronic chemicals, adhesives and the water treatment businesses, as well as higher earnings from marine chemicals. However, significantly higher styrene and other raw material costs led to margin compression in the polyester resins business, which is the largest specialty chemical business unit. Petrochemicals also felt the adverse effects of significant increases in butane costs, which reduced its margins for maleic anhydride. Results of Ashland Specialty Chemical for 2000 also include charges of $8 million associated with the closing of two manufacturing facilities.

Operating income from Ashland Specialty Chemical increased 24% to $107 million in 1999, compared to $87 million in 1998, excluding the gain on the sale of Melamine Chemicals. Robust market conditions, including volume increases, led to improved results for polymers and adhesives. Results for petrochemicals also increased due to higher sales volumes and margins for maleic anhydride. In addition, operating income from electronic chemicals was up slightly as it continued to recover from the depths of the Asian crisis in 1998. Such improvements were partially offset by lower earnings from marine chemicals, where sales reflected the worldwide reduction in marine traffic.

VALVOLINE

Operating income from Valvoline was $78 million in 2000, compared to $74 million in 1999. The improvement reflects record results from Valvoline Instant Oil Change (VIOC) and significantly better results from international operations. VIOC's results reflect increased franchising royalties, better car counts, higher revenues per car serviced and gains on the sale of certain company-owned units. The lubricant operations performed well despite a difficult market. Multiple base stock cost increases were incurred that were difficult to pass through, resulting in margin compression. However, the adverse effects of the margin compression were largely offset by stringent controls over advertising and other costs. In addition, antifreeze margins suffered from a price spike in ethylene glycol, the chief raw material in antifreeze.

At September 30, 2000, VIOC operated 358 company-owned units, compared to 377 units in 1999 and 391 units in 1998. The reductions since 1998 resulted from sales of company-owned units to franchisees and the closing of certain unprofitable units. The VIOC franchising program continues to expand, with 272 units open in 2000, compared to 207 units in 1999 and 183 units in 1998. VIOC's future growth will focus principally on expanding the number of franchised rather than company-owned units.

Valvoline's operating income increased 40% to $74 million in 1999, compared to $53 million in 1998. Contributing to the improved results were stronger volumes for branded lubricants, R-12 automotive refrigerant and automotive chemicals, as well as improved antifreeze results and record earnings from VIOC. These improvements were partially offset by lower earnings from Valvoline International, reflecting reduced sales volumes and margins in Europe and higher expenses in Latin America. VIOC's operating income reflected better car counts, higher revenues per car serviced and gains on the sale of certain company-owned units.

REFINING AND MARKETING

Operating income from Ashland's refining and marketing segment, which consists primarily of equity income from MAP, totaled $361 million for 2000, compared to $216 million in 1999 before unusual items. MAP's refining margins improved significantly from last year's depressed levels. However, retail markets were not as accommodating as pump prices failed to keep pace with the higher level of wholesale gasoline costs. Merchandise sales were up 15%, in part reflecting MAP's acquisition of certain Michigan retail properties from Ultramar Diamond Shamrock in December 1999.

Excluding unusual items, operating income from Refining and Marketing amounted to $216 million in 1999, compared to $297 million in 1998. The reduction in earnings resulted principally from depressed refining margins during most of fiscal 1999, as crude oil prices escalated rapidly. Wholesale refined product prices were slow to respond and failed to keep pace overall with the increased crude prices. The adverse effects were partially offset by strong retail gasoline margins in the December 1998 quarter and improved merchandise sales.

CORPORATE

Excluding unusual items, Corporate expenses were $73 million in 2000, $67 million in 1999 and $68 million in 1998. The increase in 2000 reflects higher incentive and deferred compensation costs.

NET INTEREST AND OTHER FINANCIAL COSTS

Net interest and other financial costs amounted to $188 million in 2000, $140 million in 1999 and $130 million in 1998. The increased costs since 1998 generally relate to higher debt levels, including increased indebtedness associated with the acquisition of the construction operations of Superfos in 2000. The costs for 2000 also reflect higher interest rates on short-term borrowings, as well as $6 million in costs associated with the sale of receivables under a new program.

DISCONTINUED OPERATIONS

Ashland spun-off the majority of its shares of Arch Coal common stock to Ashland's shareholders during 2000. Accordingly, results from the Arch segment are now shown as discontinued operations, with prior periods restated. Ashland's share of Arch's results prior to the spin-off amounted to equity losses of $215 million in 2000 and $1 million in 1999, and equity income of $25 million in 1998. The equity loss for 2000 included $203 million related to asset impairment and restructuring costs, largely due to the write-down of assets at Arch's Dal-Tex and Hobet 21 mining operations and certain coal reserves in central Appalachia. In addition, Ashland incurred $5 million of costs ($3 million net of tax benefits) related to the spin-off in 2000.

Ashland Inc. and Consolidated Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

EXTRAORDINARY LOSS

During 2000, Ashland prepaid $600 million of floating-rate debt used to fund the acquisition of the construction operations of Superfos and refunded $36 million of pollution control revenue bonds. The write-off of unamortized debt issuance expenses and a redemption premium on the bonds resulted in an extraordinary loss on early retirement of debt of $6 million ($4 million net of tax benefits).

FINANCIAL POSITION

LIQUIDITY

Ashland's financial position has enabled it to obtain capital for its financing needs and to maintain investment grade ratings on its senior debt of Baa2 from Moody's and BBB from Standard & Poor's. Ashland has two revolving credit agreements providing for up to $425 million in borrowings, neither of which was used during 2000. Under a shelf registration, Ashland can also issue an additional $350 million in debt and equity securities should future opportunities or needs arise. Furthermore, Ashland has access to various uncommitted lines of credit and commercial paper markets, under which short-term borrowings of $245 million were outstanding at September 30, 2000. While the revolving credit agreements contain a covenant limiting new borrowings, Ashland could have increased its borrowings (including any borrowings under these agreements) by up to $722 million at September 30, 2000. Additional permissible borrowings are reduced by 150% of any reductions in stockholders' equity.

Cash flows from continuing operations, a major source of Ashland's liquidity, amounted to $484 million in 2000, $383 million in 1999 and $354 million in 1998. Cash flows from operations for 2000 include $150 million from sales of receivables (reflected as part of the net change in operating assets and liabilities). Those sales were under a new program that provides for the sale of up to $200 million of designated receivables. Cash flows from operations exceeded Ashland's capital requirements for net property additions and dividends since 1997 by nearly $350 million, providing additional funds for debt repayment and acquisitions.

Property additions amounted to $754 million during the last three years and are summarized in the Information by Industry Segment on Page 49. APAC and Ashland Specialty Chemical accounted for 75% of the capital expenditures (excluding Corporate), with Ashland Distribution and Valvoline sharing the remainder about equally. Capital used for acquisitions (including assumed debt and companies acquired through the issuance of common stock) amounted to $1.01 billion during the last three years, of which $887 million was invested in APAC, $81 million in Ashland Specialty Chemical, $26 million in Valvoline and $16 million in Ashland Distribution. A summary of the capital employed in Ashland's continuing operations at the end of the last three fiscal years follows.

(In millions)                                                 2000         1999            1998
------------------------------------------------------------------------------------------------
CAPITAL EMPLOYED
Wholly owned businesses
      APAC                                                  $1,156        $  663         $  452
      Ashland Distribution                                     574           527            477
      Ashland Specialty Chemical                               597           566            557
      Valvoline                                                333           346            357
Refining and Marketing                                       1,679         1,646          1,729
------------------------------------------------------------------------------------------------
                                                            $4,339        $3,748         $3,572
------------------------------------------------------------------------------------------------

Capital employed in APAC increased considerably since 1997, as Ashland's acquisitions were principally focused in the construction business. Capital employed in Ashland's wholly owned businesses increased from 50% of the total at the end of fiscal 1997 to 61% at September 30, 2000.

Long-term borrowings provided cash flows of nearly $1.3 billion during the last three years, including the issuance of $600 million in debt related to the acquisition of the construction operations of Superfos, $502 million of medium-term notes and $150 million in senior notes. The proceeds from these long-term borrowings were used in part to retire $787 million of long-term debt, including the $600 million of Superfos-related debt. Debt retirements included scheduled maturities, as well as prepayments or refundings to reduce interest costs. Cash flows were supplemented as necessary by the issuance of short-term notes and commercial paper.

At September 30, 2000, working capital (excluding debt due within one year) amounted to $759 million, compared to $882 million at the end of fiscal 1999. Ashland's working capital is affected by its use of the LIFO method of inventory valuation. That method valued inventories below their replacement costs by

$71 million at September 30, 2000, and $54 million at September 30, 1999. Liquid assets (cash, cash equivalents and accounts receivable) amounted to 77% of current liabilities at September 30, 2000, compared to 95% at the end of fiscal 1999.

CAPITAL RESOURCES

Ashland's Board of Directors has authorized the purchase of 11.5 million shares of Ashland common stock in the open market. Through September 30, 2000, Ashland had purchased 8.9 million shares at a cost of $363 million. The number of shares ultimately purchased and the prices Ashland will pay for its stock are subject to periodic review by management.

Ashland's total debt amounted to $2.2 billion at September 30, 2000, compared to $1.8 billion at the end of fiscal 1999. The increase reflects the acquisition of the construction operations of Superfos, as well as the share purchase program. Common stockholders' equity decreased by $235 million during 2000 to $2 billion, principally due to Ashland's equity loss of $215 million from Arch Coal, the spin-off of the Arch common stock, and purchases of Ashland common stock. Although debt as a percent of capital employed amounted to 53% at September 30, 2000, compared to 46% at the end of fiscal 1999, it was reduced from the quarterly high point of 58% after the acquisition of Superfos.

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a widely accepted financial indicator of a company's ability to incur and service debt. Ashland's EBITDA, which represents operating income plus depreciation, depletion and amortization (each excluding unusual items), amounted to $908 million in 2000, $705 million in 1999 and $697 million in 1998. EBITDA should not be considered in isolation or as an alternative to net income, operating income, cash flows from operations, or a measure of a company's profitability, liquidity or performance under generally accepted accounting principles.

At September 30, 2000, Ashland's debt included $384 million of floating-rate obligations, including $245 million of short-term borrowings and $139 million of long-term debt. In addition, Ashland's costs under its sale of receivables program and various operating leases are based on the floating-rate interest costs on $253 million of third-party debt underlying those transactions. As a result, Ashland was exposed to fluctuations in short-term interest rates on $637 million of debt obligations at September 30, 2000.

During fiscal 2001, Ashland expects capital expenditures of approximately $250 million. Ashland anticipates meeting its capital requirements during 2001 for property additions, dividends and scheduled debt repayments of $82 million from internally generated funds. However, external financing may be necessary to provide funds for acquisitions or purchases of common stock.

Ashland intends to dispose of its remaining 4.7 million shares of Arch Coal common stock in a transaction or transactions that qualify as a sale for federal income tax purposes by March 2001. On September 6, 2000, Arch filed a registration statement for the sale of these shares by Ashland in a secondary offering.

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

DERIVATIVE INSTRUMENTS

Ashland uses derivatives to reduce its exposure to certain risks inherent within its businesses in accordance with established policies. Ashland does not enter into derivative instruments for trading purposes.

Ashland Inc. and Consolidated Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

From time to time, Ashland uses commodity futures contracts or derivatives to manage its exposure to price fluctuations for natural gas used by Ashland's manufacturing facilities. These financial products are also used to hedge fixed price natural gas purchase or sales contracts entered into under Ashland's energy management program for its suppliers and customers. Ashland also uses forward exchange contracts to hedge foreign currency transaction exposures of its operations. However, the potential loss from a hypothetical 10% adverse change in commodity prices or foreign currency rates on Ashland's open commodity futures and forward exchange contracts at September 30, 2000, would not significantly affect Ashland's consolidated financial position, results of operations, cash flows or liquidity.

Ashland selectively uses unleveraged interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. However, Ashland did not have any swap agreements outstanding at September 30, 2000.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." FAS 133 was subsequently amended by two other statements and is required to be adopted in years beginning after June 15, 2000. Because of Ashland's minimal use of derivatives, FAS 133 did not have a significant effect on Ashland's financial position or results of operations when it was adopted on October 1, 2000. MAP will adopt FAS 133 on January 1, 2001, and cannot reasonably estimate the effect of adoption on its financial position or results of operations.

OUTLOOK

Ashland expects generally improving margins for its wholly owned businesses in 2001 compared to 2000, with operating income growth in a range consistent with the rate of the past several years. Excluding unusual items, Ashland's operating income from wholly owned businesses grew at a compound annual growth rate of 11 percent from 1990 through 2000. Ashland also expects continued strong refining margins during 2001, but without a repeat of the very high margins experienced in the June 2000 quarter, which boosted results for 2000. Such expectations assume a stable economy with more moderate growth and stable to softening crude oil prices.

At September 30, 2000, APAC's construction backlog amounted to $1.4 billion, compared to $948 million at the end of fiscal 1999, including increases in the backlog of public projects, as well as private sector work. Because most of the backlog was bid taking the current levels of liquid asphalt and other costs into consideration, APAC's construction margins should be healthier in 2001.

Ashland Distribution and Ashland Specialty Chemical are both focusing on improving returns. Ashland Distribution is growing revenues from non-traditional businesses through offering new services, such as environmental and energy services, and new products to its current customer base. The fundamentals of Ashland Specialty Chemical's businesses are sound. While higher hydrocarbon costs pose challenges especially for the unsaturated polyester resins business, other specialty chemical lines are performing well and should continue to do so.

Valvoline generated gross profit of around $14 million in each of the last two years from sales of R-12 refrigerant. Based on demand in recent years, Valvoline's earnings from R-12 are expected to be at a comparable level in 2001, but sales thereafter will probably be minimal. Valvoline's strategy is to grow other product lines, such as premium lubricants, Eagle One car care products, and SynPower chemicals, to offset the loss of earnings from R-12 sales after 2001.

Ashland believes that refining industry returns will on average be significantly higher in the foreseeable future than in the 1990s. While it is uncertain how product changes, such as reduced levels of sulfur in gasoline and diesel fuel, may affect the industry, none of these changes are expected to lead to greater supply of petroleum products. Based on industry estimates, MAP projects it will spend $600 to $700 million between 2003 and 2005 for desulfurization of gasoline and diesel fuel. However, MAP does not expect this to hinder the overall profitability of its business. Furthermore, differentiation of products for individual geographic regions and tighter product specifications are expected to continue, which should result in more isolated markets.

Ashland's sales and operating revenues are normally subject to seasonal variations. Although APAC tends to enjoy a relatively long construction season, most of its operating income is generated during the construction period of May to October. In addition, MAP experiences increased demand for gasoline during the summer driving season, higher demand for distillate during the winter heating season and increased demand for asphalt from the road paving industry during the construction season. The following table compares operating income before unusual items by quarter for the three years ended September 30, 2000 (amounts for each quarter do not necessarily total to results for the year due to rounding).

(In millions)                                                                2000            1999              1998
---------------------------------------------------------------------------------------------------------------------
QUARTERLY OPERATING INCOME BEFORE UNUSUAL ITEMS
December 31                                                                  $111            $109             $  89
March 31                                                                       90              44                69
June 30                                                                       268             173               218
September 30                                                                  203             170               139
---------------------------------------------------------------------------------------------------------------------

CONVERSION TO THE EURO

On January 1, 1999, certain members of the European Economic and Monetary Union (EMU) established fixed conversion rates between their existing currencies and the EMU's common currency, the Euro. Entities in the participating countries can conduct their business operations in either their existing currencies or the Euro until December 31, 2001. After that date, all non-cash transactions will be conducted in Euros and circulation of Euro notes and coins for cash transactions will commence. National notes and coins will be withdrawn no later than June 30, 2002.

Ashland conducts business in most of the participating countries and is addressing the issues associated with the Euro. The more important issues include converting information technology systems and processing accounting and tax records. Based on the progress to date, Ashland believes that the use of the Euro will not have a significant impact on the manner in which it does business and processes its accounting records. Accordingly, the use of the Euro is not expected to have a material effect on Ashland's consolidated financial position, results of operations, cash flows or liquidity.

EFFECTS OF INFLATION AND CHANGING PRICES

Ashland's financial statements are prepared on the historical cost method of accounting and, as a result, do not reflect changes in the purchasing power of the U.S. dollar. Although annual inflation rates have been low in recent years, Ashland's results are still affected by the cumulative inflationary trend from prior years.

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

FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis (MD&A) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, with respect to various information in the Capital Resources, Derivative Instruments, Outlook and Conversion to the Euro sections of this MD&A. Estimates as to operating performance and earnings are based on a number of assumptions, including those mentioned in MD&A. Such estimates are also based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand and cost of raw materials. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected in MD&A will be achieved. This forward-looking information may prove to be inaccurate and actual results may differ significantly from those anticipated if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized or if other unexpected conditions or events occur. Other factors and risks affecting Ashland are contained in Risks and Uncertainties in Note A to the Consolidated Financial Statements and in Ashland's Form 10-K for the fiscal year ended September 30, 2000.

Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED INCOME
Years Ended September 30

(In millions except per share data)                                               2000                 1999                   1998
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Sales and operating revenues                                                    $7,961               $6,801                 $6,534
Equity income - Note F                                                             394                  351                    304
Other income                                                                        81                  101                     70
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 8,436                7,253                  6,908
COSTS AND EXPENSES
Cost of sales and operating expenses                                             6,434                5,346                  5,299
Selling, general and administrative expenses                                     1,094                1,054                  1,006
Depreciation, depletion and amortization                                           237                  228                    181
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 7,765                6,628                  6,486
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                   671                  625                    422
Net interest and other financial costs - Note G                                   (188)                (140)                  (130)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                              483                  485                    292
Income taxes - Note E                                                             (191)                (194)                  (114)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                  292                  291                    178
Income (loss) from discontinued operations (net of income taxes) - Note B         (215)                  (1)                    25
Costs of spin-off of discontinued operations (net of income taxes) - Note B         (3)                   -                      -
-----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS                                                    74                  290                    203
Extraordinary loss on early retirement of debt (net of income taxes) - Note G       (4)                   -                      -
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                      $   70               $  290                 $  203
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE - Note A
Basic
      Income from continuing operations                                         $ 4.11               $ 3.95                 $ 2.35
      Income (loss) from discontinued operations                                 (3.03)                (.01)                   .33
      Costs of spin-off of discontinued operations                                (.04)                   -                      -
      Extraordinary loss                                                          (.05)                   -                      -
                                                                                ---------------------------------------------------
      Net income                                                                $  .99               $ 3.94                 $ 2.68
Diluted
      Income from continuing operations                                         $ 4.10               $ 3.90                 $ 2.31
      Income (loss) from discontinued operations                                 (3.03)                (.01)                   .32
      Costs of spin-off of discontinued operations                                (.04)                   -                      -
      Extraordinary loss                                                          (.05)                   -                      -
-----------------------------------------------------------------------------------------------------------------------------------
      Net income                                                                $  .98               $ 3.89                 $ 2.63
-----------------------------------------------------------------------------------------------------------------------------------



See Notes to Consolidated Financial Statements.

Ashland Inc. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
September 30

(In millions)                                                                    2000                        1999
------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                      $   67                      $  110
Accounts receivable (less allowances for doubtful accounts of
    $25 million in 2000 and $23 million in 1999)                                1,243                       1,219
Inventories - Note A                                                              488                         464
Deferred income taxes - Note E                                                    135                         107
Other current assets                                                              198                         159
------------------------------------------------------------------------------------------------------------------
                                                                                2,131                       2,059

INVESTMENTS AND OTHER ASSETS
Investment in Marathon Ashland Petroleum LLC (MAP) - Note F                     2,295                       2,172
Cost in excess of net assets of companies acquired (less accumulated
      amortization of $101 million in 2000 and $98 million in 1999)               537                         220
Investment in Arch Coal - discontinued operations - Note B                         35                         417
Other noncurrent assets                                                           351                         264
------------------------------------------------------------------------------------------------------------------
                                                                                3,218                       3,073

PROPERTY, PLANT AND EQUIPMENT
Cost
      APAC                                                                      1,220                         990
      Ashland Distribution                                                        356                         352
      Ashland Specialty Chemical                                                  835                         768
      Valvoline                                                                   354                         348
      Corporate                                                                   114                         191
------------------------------------------------------------------------------------------------------------------
                                                                                2,879                       2,649
Accumulated depreciation, depletion and amortization                           (1,457)                     (1,357)
------------------------------------------------------------------------------------------------------------------
                                                                                1,422                       1,292
------------------------------------------------------------------------------------------------------------------
                                                                               $6,771                      $6,424
------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


(In millions)                                                                          2000                     1999
----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Debt due within one year
      Notes payable to financial institutions                                       $  180                    $  182
      Commercial paper                                                                  65                         -
      Current portion of long-term debt                                                 82                        37
Trade and other payables                                                             1,330                     1,135
Income taxes                                                                            42                        42
----------------------------------------------------------------------------------------------------------------------
                                                                                     1,699                     1,396

NONCURRENT LIABILITIES

Long-term debt (less current portion) - Notes G and I                                1,899                     1,627
Employee benefit obligations - Note O                                                  383                       418
Deferred income taxes - Note E                                                         288                       226
Reserves of captive insurance companies                                                179                       175
Other long-term liabilities and deferred credits                                       358                       382
Commitments and contingencies - Notes J and M
----------------------------------------------------------------------------------------------------------------------
                                                                                     3,107                     2,828

STOCKHOLDERS' EQUITY - Notes G, K AND L
Preferred  stock, no par value, 30 million shares authorized
Common stockholders' equity
      Common stock, par value $1.00 per share
         Authorized - 300 million shares
         Issued - 70 million shares in 2000 and 72 million shares in 1999               70                        72
      Paid-in capital                                                                  388                       464
      Retained earnings                                                              1,579                     1,710
      Accumulated other comprehensive loss                                             (72)                      (46)
----------------------------------------------------------------------------------------------------------------------
                                                                                     1,965                     2,200
----------------------------------------------------------------------------------------------------------------------
                                                                                    $6,771                    $6,424
----------------------------------------------------------------------------------------------------------------------


Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                                                                                 Accumulated
                                                                                                       other
                                                    Common          Paid-in        Retained    comprehensive
(In millions)                                        stock          capital        earnings             loss               Total

----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 1, 1997                             $75             $605          $1,379             $(35)             $2,024
Total comprehensive income(1)                                                           203               (7)                196
Cash dividends, $1.10 per common share                                                  (84)                                 (84)
Issued common stock under
     Stock incentive plans                               1               15                                                   16
     Acquisitions of other companies                     1               29               3                                   33
Repurchase of common stock                              (1)             (45)                                                 (46)
Other changes                                                            (2)                                                  (2)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1998                           76              602           1,501              (42)              2,137
Total comprehensive income(1)                                                           290               (4)                286
Cash dividends, $1.10 per common share                                                  (81)                                 (81)
Issued common stock under
     Stock incentive plans                                                7                                                    7
     Acquisitions of other companies                     2               77                                                   79
Repurchase of common stock                              (6)            (222)                                                (228)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1999                           72              464           1,710              (46)              2,200
Total comprehensive income(1)                                                            70              (26)                 44
Dividends
     Cash, $1.10 per common share                                                       (78)                                 (78)
     Spin-off of Arch Coal shares                                                      (123)                                (123)
Issued common stock under
     Stock incentive plans                                                8                                                    8
     Acquisitions of other companies                                      3                                                    3
Repurchase of common stock                              (2)             (87)                                                 (89)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2000                          $70             $388          $1,579             $(72)             $1,965
----------------------------------------------------------------------------------------------------------------------------------

(1)  Reconciliations of net income to total comprehensive income follow.

(In millions)                                                                           2000             1999               1998
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                               $70             $290               $203
Minimum pension liability adjustment                                                       2               13                 (6)
     Related tax benefit (expense)                                                        (1)              (5)                 2
Unrealized translation adjustments                                                       (37)             (11)                (7)
     Related tax benefit                                                                  10                3                  1
Unrealized gains (losses) on securities                                                    -               (6)                 8
     Related tax benefit (expense)                                                         -                2                 (3)
Losses (gains) on securities included in net income                                        -                -                 (3)
     Related tax expense                                                                   -                -                  1
---------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                                                               $44             $286               $196
----------------------------------------------------------------------------------------------------------------------------------

At September 30, 2000, the accumulated other comprehensive loss of $72 million (after tax) was comprised of net unrealized translation losses of $64 million and a minimum pension liability of $8 million.

See Notes to Consolidated Financial Statements.

Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS
Years Ended September 30

(In millions)                                                        2000                  1999                1998
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM CONTINUING OPERATIONS
Income from continuing operations                                    $292                 $ 291               $178
Expense (income) not affecting cash
      Depreciation, depletion and amortization                        237                   228                181
      Deferred income taxes                                           111                   103                 60
      Equity income from affiliates                                  (394)                 (351)              (304)
      Distributions from equity affiliates                            282                   339                242
      Other items                                                     (19)                   (2)                (6)
Change in operating assets and liabilities(1)                         (25)                 (225)                 3
--------------------------------------------------------------------------------------------------------------------
                                                                      484                   383                354
CASH FLOWS FROM FINANCING
Proceeds from issuance of long-term debt                              988                   150                150
Proceeds from issuance of common stock                                  5                     4                 10
Repayment of long-term debt                                          (675)                  (59)               (53)
Repurchase of common stock                                            (89)                 (228)               (46)
Increase in short-term debt                                            63                    98                 81
Dividends paid                                                        (78)                  (81)               (84)
--------------------------------------------------------------------------------------------------------------------
                                                                      214                  (116)                58
CASH FLOWS FROM INVESTMENT
Additions to property, plant and equipment                           (232)                 (248)              (274)
Purchase of leased assets associated with the formation of MAP          -                     -               (254)
Purchase of operations - net of cash acquired                        (590)                  (67)              (187)
Proceeds from sale of operations                                       50                    24                 26
Other - net                                                            71                    98                111
--------------------------------------------------------------------------------------------------------------------
                                                                     (701)                 (193)              (578)
--------------------------------------------------------------------------------------------------------------------
CASH PROVIDED (USED) BY CONTINUING OPERATIONS                          (3)                   74               (166)
Cash provided (used) by discontinued operations - Note B              (40)                    2                (50)
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      (43)                   76               (216)
Cash and cash equivalents - beginning of year                         110                    34                250
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                             $  67                 $ 110              $  34
--------------------------------------------------------------------------------------------------------------------
DECREASE (INCREASE) IN OPERATING ASSETS(1)
Accounts receivable                                                 $  68                 $ (90)             $ (54)
Inventories                                                             -                   (25)               (21)
Deferred income taxes                                                 (25)                    1                (17)
Other current assets                                                  (28)                  (20)               (36)
Investments and other assets                                         (101)                  (53)               (22)
INCREASE (DECREASE) IN OPERATING LIABILITIES(1)
Trade and other payables                                              105                   (79)                33
Income taxes                                                          (11)                    2                 (1)
Noncurrent liabilities                                                (33)                   39                121
--------------------------------------------------------------------------------------------------------------------
CHANGE IN OPERATING ASSETS AND LIABILITIES                          $ (25)                $(225)             $   3
--------------------------------------------------------------------------------------------------------------------

(1)  Excludes changes resulting from operations acquired or sold.

See Notes to Consolidated Financial Statements.

Ashland Inc. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Ashland and its majority owned subsidiaries. Investments in joint ventures and 20% to 50% owned affiliates are accounted for on the equity method.

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

Ashland's results, including those of Marathon Ashland Petroleum LLC (MAP), are affected by domestic and international economic, political, legislative, regulatory and legal actions, as well as weather conditions. Economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, and changes in the prices of crude oil, petroleum products and petrochemicals, can have a significant effect on operations. Political actions may include changes in the policies of the Organization of Petroleum Exporting Countries or other developments involving or affecting oil-producing countries, including military conflict, embargoes, internal instability or actions or reactions of the U.S. government in anticipation of, or in response to, such actions. While Ashland maintains reserves for anticipated liabilities and carries various levels of insurance, Ashland could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings relating to the environment or other matters. In addition, climate and weather can significantly affect Ashland's results from several of its operations, such as its construction activities and MAP's heating oil business.

INVENTORIES

(In millions)                                               2000                        1999
---------------------------------------------------------------------------------------------
Chemicals and plastics                                      $375                        $358
Construction materials                                        80                          55
Petroleum products                                            52                          45
Other products                                                45                          55
Supplies                                                       7                           5
Excess of replacement costs over LIFO carrying values        (71)                        (54)
---------------------------------------------------------------------------------------------
                                                            $488                        $464
---------------------------------------------------------------------------------------------

Chemicals, plastics, petroleum products and supplies with a replacement cost of $327 million at September 30, 2000, and $302 million at September 30, 1999, are valued using the last-in, first-out (LIFO) method. The remaining inventories are stated generally at the lower of cost (using the first-in, first-out [FIFO] or average cost method) or market.

LONG-LIVED AND INTANGIBLE ASSETS

The cost of plant and equipment is depreciated by the straight-line method over the estimated useful lives of the assets. Costs in excess of net assets of companies acquired are amortized by the straight-line method over periods generally ranging from 15 to 40 years, with an average remaining life of 17 years. Long-lived and intangible assets are periodically reviewed for recoverability when impairment indicators are present. Recorded values that are not expected to be recovered through undiscounted future cash flows are written down to current fair value, which is generally determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale).

Goodwill amortization amounted to $29 million in 2000, $34 million in 1999 and $14 million in 1998. The 1999 amount included unusual charges of $19 million for goodwill write-downs related to certain European operations. Results from these operations had consistently been well below the levels that were expected when they were acquired, necessitating the impairment review and resulting write-downs. In addition to these amounts, equity income includes the amortization of the excess of Ashland's investment over its underlying equity in the net assets of MAP. At September 30, 2000, such excess amounted to $374 million and is being amortized on a straight-line basis ($26 million in 2000, $27 million in 1999 and $21 million in 1998).

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

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (EPS) from continuing operations.

(In millions except per share data)                         2000            1999            1998
-------------------------------------------------------------------------------------------------
NUMERATOR
Numerator for basic and diluted EPS - Income from
       continuing operations                              $  292           $ 291           $ 178
-------------------------------------------------------------------------------------------------
DENOMINATOR
Denominator for basic EPS - Weighted average
       common shares outstanding                              71              74              76
Common shares issuable upon
       exercise of stock options                               -               1               1
-------------------------------------------------------------------------------------------------
Denominator for diluted EPS - Adjusted weighted
       average shares and assumed conversions                 71              75              77
-------------------------------------------------------------------------------------------------
BASIC EPS FROM CONTINUING OPERATIONS                       $4.11           $3.95           $2.35
DILUTED EPS FROM CONTINUING OPERATIONS                     $4.10           $3.90           $2.31
-------------------------------------------------------------------------------------------------

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

In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." FAS 133 was subsequently amended by two other statements and is required to be adopted in years beginning after June 15, 2000. Because of Ashland's minimal use of derivatives, FAS 133 did not have a significant effect on Ashland's financial position or results of operations when it was adopted on October 1, 2000. MAP will adopt FAS 133 on January 1, 2001, and cannot reasonably estimate the effect of adoption on its financial position or results of operations.

STOCK INCENTIVE PLANS

Ashland accounts for its stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations. The disclosure requirements of Financial Accounting Standards Board Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation," are included in Note L.

OTHER

Cash equivalents include highly liquid investments maturing within three months after purchase.

Income related to construction contracts is generally recognized by the units-of-production method, which is a variation of the percentage-of-completion method. Any anticipated losses on such contracts are charged against operations as soon as such losses are estimable.

Research and development costs are expensed as incurred ($33 million in 2000, $30 million in 1999 and $28 million in 1998).

Effective October 1, 1999, APAC changed the estimated useful lives and salvage values for its construction equipment, resulting in a decrease in depreciation expense of approximately $21 million in 2000.

Certain  prior year  amounts  have been  reclassified  in the  consolidated
financial   statements  and   accompanying   notes  to  conform  with  2000
classifications.

NOTE B - DISCONTINUED OPERATIONS

On March 16, 2000, Ashland's Board of Directors approved a spin-off of 17.4 million shares of its Arch Coal Common Stock to Ashland's shareholders of record on March 24, 2000, in the form of a taxable dividend. The shares were distributed on the basis of .246097 of a share of Arch Coal for each Ashland share outstanding. The spin-off resulted in a charge to retained earnings of $123 million, with no gain or loss recorded. However, Ashland incurred $5 million of costs related to the spin-off and an offsetting tax benefit of $2 million. Ashland intends to dispose of its remaining 4.7 million Arch shares in a transaction or transactions that qualify as a sale for federal income tax purposes by March 2001. On September 6, 2000, Arch filed a registration statement for the sale of these shares by Ashland in a secondary offering. Results from the Arch Coal segment are shown as discontinued operations with prior periods restated. Components of amounts reflected in income and cash flow are presented in the following table. Ashland's equity income for 2000 shown below included a net loss of $203 million related to asset impairment and restructuring costs, largely due to the write-down of assets at Arch's Dal-Tex and Hobet 21 mining operations and certain coal reserves in central Appalachia.

On May 6, 1998, Ashland completed its withdrawal from the exploration business through the sale of its exploration and production operations in Nigeria with no significant gain or loss. The 1998 column in the following table also includes the cash flow components of the Nigerian operations, including the sales proceeds.

(In millions)                                                  2000                1999             1998
----------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Revenues - Equity income (loss)                               $(246)               $(2)             $ 25
Costs and expenses - SG&A expenses                               (1)                (1)                -
----------------------------------------------------------------------------------------------------------
Operating income (loss)                                        (247)                (3)               25
Income tax benefit                                               32                  2                 -
----------------------------------------------------------------------------------------------------------
Income (loss) from discontinued operations                    $(215)               $(1)             $ 25
----------------------------------------------------------------------------------------------------------
CASH FLOW DATA
Cash flows from operations                                    $ (40)               $ 7              $(69)
Cash flows from investment (including sales proceeds)             -                 (5)               19
----------------------------------------------------------------------------------------------------------
Cash provided (used) by discontinued operations               $ (40)               $ 2              $(50)
----------------------------------------------------------------------------------------------------------


NOTE C - INFORMATION BY INDUSTRY SEGMENT

Ashland's operations are conducted primarily in the United States and are managed along industry segments, which include APAC, Ashland Distribution, Ashland Specialty Chemical, Valvoline, and Refining and Marketing. Information by industry segment is shown on Pages 48 and 49.

The APAC group of companies performs contract construction work, such as paving, repairing and resurfacing highways, streets, airports, residential and commercial developments, sidewalks, and driveways; grading and base work; and excavation and related activities in the construction of bridges and structures, drainage facilities and underground utilities in 14 southern and midwestern states. APAC also produces and sells construction materials, such as hot-mix asphalt and ready-mix concrete, crushed stone and other aggregate.

Ashland Distribution distributes chemicals, plastics, fiber reinforcements and fine ingredients in North America and plastics in Europe.

Ashland Specialty Chemical manufactures and supplies specialty chemical products and services to industries including the adhesives, automotive, composites, construction, foundry, merchant marine, paint, paper, plastics and semiconductor fabrication industries.

Valvoline is a marketer of premium-branded automotive and industrial oils, automotive chemicals, appearance products and services, with sales in more than 140 countries. Valvoline is engaged in the "fast oil change" business through owned and franchised outlets operating under the Valvoline Instant Oil Change name.

The Refining and Marketing segment includes Ashland's 38% ownership interest in Marathon Ashland Petroleum LLC (MAP) and certain retained refining and marketing activities. MAP was formed January 1, 1998, combining the major elements of the refining, marketing and transportation operations of Ashland and Marathon Oil Company. MAP has seven refineries with a combined crude oil refining capacity of 935,000 barrels per day, 93 light products and asphalt terminals in the Midwest and Southeast United States, more than 6,000 retail marketing outlets in 21 states and significant pipeline holdings. Ashland accounts for its interest in MAP using the equity method.

As described in Note B, the spin-off of Arch Coal shares to Ashland's shareholders in 2000 and the planned sale of Ashland's remaining interest in Arch resulted in the presentation of the Arch Coal segment as discontinued operations, with prior years restated.

Information about Ashland's domestic and foreign operations follows. Ashland has no material operations in any individual foreign country.

                                              Revenues from external customers                            Long-lived assets
                                        -----------------------------------------------            ------------------------------
(In millions)                           2000                1999                  1998                 2000                 1999
---------------------------------------------------------------------------------------------------------------------------------
United States                         $7,348              $6,185                $5,855               $1,300               $1,181
Foreign                                1,088               1,068                 1,053                  122                  111
---------------------------------------------------------------------------------------------------------------------------------
                                      $8,436              $7,253                $6,908               $1,422               $1,292
---------------------------------------------------------------------------------------------------------------------------------

NOTE D - RELATED PARTY TRANSACTIONS

Ashland sells  chemicals and lubricants to Marathon  Ashland  Petroleum LLC
(MAP) and purchases petroleum products from MAP. Such transactions are in the ordinary course of business at negotiated prices comparable to those of transactions with other customers and suppliers. In addition, Ashland leases certain facilities to MAP, and provides certain information technology and administrative services to MAP. For the year ended September 30, 2000, Ashland's sales to MAP amounted to $15 million, its purchases from MAP amounted to $261 million, and its costs charged to MAP amounted to $8 million. Comparable amounts for the year ended September 30, 1999, were $8 million, $185 million, and $16 million, and for the nine months ended September 30, 1998, were $17 million, $147 million, and $21 million. Ashland's transactions with other affiliates and related parties were not significant.

Ashland and Marathon have entered into a revolving credit agreement providing for loans up to $500 million to MAP. Ashland may, at its discretion, choose to fund up to 38% of any loans to MAP under the agreement. At September 30, 2000, no loans were outstanding under the agreement.

NOTE E - INCOME TAXES

A summary of the provision for income taxes related to continuing operations follows.

(In millions)                                                                 2000                 1999                1998
----------------------------------------------------------------------------------------------------------------------------
Current(1)
      Federal                                                                 $ 57                 $ 63                $ 42
      State                                                                      6                   17                  (1)
      Foreign                                                                   17                   11                  13
----------------------------------------------------------------------------------------------------------------------------
                                                                                80                   91                  54
Deferred                                                                       111                  103                  60
----------------------------------------------------------------------------------------------------------------------------
                                                                              $191                 $194                $114
----------------------------------------------------------------------------------------------------------------------------

(1) Income tax payments amounted to $114 million in 2000, $142 million in 1999 and $109 million in 1998.

Deferred income taxes are provided for income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences that give rise to significant deferred tax assets and liabilities follow.

(In millions)                                                                                      2000                1999
----------------------------------------------------------------------------------------------------------------------------
Employee benefit obligations                                                                       $167                $174
Environmental, insurance and litigation reserves                                                    140                 123
Compensation accruals                                                                                57                  44
Uncollectible accounts receivable                                                                    13                  11
Other items                                                                                          79                  76
----------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                           456                 428
----------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                                       156                  95
Investment in unconsolidated affiliates                                                             453                 452
----------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                                      609                 547
----------------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                                         $153                $119
----------------------------------------------------------------------------------------------------------------------------

The U.S. and foreign components of income from continuing operations before income taxes and a reconciliation of the statutory federal income tax with the provision for income taxes follow.

(In millions)                                                                 2000                 1999                1998
----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes
      United States                                                           $418                 $461                $249
      Foreign                                                                   65                   24                  43
----------------------------------------------------------------------------------------------------------------------------
                                                                              $483                 $485                $292
----------------------------------------------------------------------------------------------------------------------------
Income taxes computed at U.S. statutory rates                                 $169                 $169                $102
Increase (decrease) in amount computed resulting from
      State income taxes                                                        14                   17                   5
      Net impact of foreign results                                              -                    6                   5
      Nondeductible goodwill amortization                                        7                    2                   2
      Other items                                                                1                    -                   -
----------------------------------------------------------------------------------------------------------------------------
Income taxes                                                                  $191                 $194                $114
----------------------------------------------------------------------------------------------------------------------------

NOTE F - UNCONSOLIDATED AFFILIATES

Affiliated companies accounted for on the equity method include Marathon Ashland Petroleum LLC (MAP) and various other companies. See Note C for a description of MAP. Summarized financial information reported by these affiliates and a summary of the amounts recorded in Ashland's consolidated financial statements follow. MAP is organized as a limited liability company (LLC) that has elected to be taxed as a partnership. Therefore, the parents are responsible for income taxes applicable to their share of MAP's taxable income. The net income reflected below for MAP does not include any provision for income taxes incurred by its parents. At September 30, 2000, Ashland's retained earnings included $120 million of undistributed earnings from unconsolidated affiliates accounted for on the equity method.

                                                                                  Other
(In millions)                                              MAP               affiliates                       Total
---------------------------------------------------------------------------------------------------------------------
SEPTEMBER 30, 2000
Financial position
      Current assets                                   $ 3,641                     $ 82
      Current liabilities                               (2,249)                     (48)
                                                      ----------------------------------
      Working capital                                    1,392                       34
      Noncurrent assets                                  3,974                       92
      Noncurrent liabilities                              (310)                     (22)
                                                      ----------------------------------
      Stockholders' equity                             $ 5,056                     $104
                                                      ----------------------------------
Results of operations
      Sales and operating revenues                     $27,657                     $181
      Income from operations                             1,084                       25
      Net income                                         1,092                       13
Amounts recorded by Ashland

      Investments and advances                           2,295(1)                    57                       $2,352
      Equity income                                        389                        5                          394
      Distributions received                               279                        3                          282
---------------------------------------------------------------------------------------------------------------------
SEPTEMBER 30, 1999
Financial position
      Current assets                                  $  3,220                     $ 84
      Current liabilities                               (1,895)                     (46)
                                                      ----------------------------------
      Working capital                                    1,325                       38
      Noncurrent assets                                  3,611                       72
      Noncurrent liabilities                              (271)                     (19)
                                                      ----------------------------------
      Stockholders' equity                            $  4,665                     $ 91
                                                      ----------------------------------
Results of operations
      Sales and operating revenues                    $ 18,965                     $163
      Income from operations                               976                       23
      Net income                                           977                       13
Amounts recorded by Ashland
      Investments and advances                           2,172                       49                       $2,221
      Equity income                                        345                        6                          351
      Distributions received                               333                        6                          339
---------------------------------------------------------------------------------------------------------------------
SEPTEMBER 30, 1998
Results of operations
      Sales and operating revenues                    $ 14,588(2)                  $165
      Income from operations                               729(2)                    45
      Net income                                           742(2)                    13
Amounts recorded by Ashland
      Equity income                                        298(3)                     6                       $  304
      Distributions received                               233(3)                     9                          242
---------------------------------------------------------------------------------------------------------------------

(1) At September 30, 2000, Ashland's investment exceeded its underlying equity in the net assets of MAP by $374 million. Such excess is being amortized against equity income on a straight-line basis ($26 million in 2000, $27 million in 1999 and $21 million in 1998).
(2) Amounts represent results of operations for MAP for the nine months ended September 30, 1998, since MAP was formed on January 1, 1998.
(3) Includes $36 million of equity income and $61 million in cash flow from Ashland's former Refining and Marketing operations for the quarter ended December 31, 1997, prior to the formation of MAP.

NOTE G - LONG-TERM DEBT

(In millions)                                                                 2000                   1999
-----------------------------------------------------------------------------------------------------------
Medium-term notes, due 2001-2025, interest at a weighted average rate
      of 8.1% at September 30, 2000 (6.8% to 10.4%)                        $   917                 $  849
8.80% debentures, due 2012                                                     250                    250
7.83% medium-term notes, Series J, due 2005                                    250                      -
Pollution control and industrial revenue bonds, due
      2001-2022, interest at a weighted average rate of 6.4%
      at September 30, 2000 (5.3% to 7.2%)                                     217                    217
6.86% medium-term notes, Series H, due 2009                                    150                    150
6.625% senior notes, due 2008                                                  150                    150
Other                                                                           47                     48
-----------------------------------------------------------------------------------------------------------
                                                                             1,981                  1,664
Current portion of long-term debt                                              (82)                   (37)
-----------------------------------------------------------------------------------------------------------
                                                                            $1,899                 $1,627
-----------------------------------------------------------------------------------------------------------

Aggregate maturities of long-term debt are $82 million in 2001, $84 million in 2002, $191 million in 2003, $67 million in 2004 and $417 million in 2005. Certain floating-rate pollution control and industrial revenue bonds amounting to $38 million are subject to early redemptions at the holders' option, but not before October 1, 2001. These bonds are due between 2003 and 2009, and are included in maturities based on their ultimate due date.

Ashland has two revolving credit agreements providing for up to $425 million in borrowings, neither of which was used during 2000. The agreement providing for $250 million in borrowings expires on June 2, 2004. The agreement providing for $175 million in borrowings expires on May 29, 2001. Both agreements contain a covenant limiting new borrowings. Based on Ashland's financial position at September 30, 2000, borrowings (including any borrowings under these agreements) could be increased by up to $722 million. Additional permissible borrowings are reduced by 150% of any reductions in stockholders' equity.

Interest payments on all indebtedness amounted to $189 million in 2000, $136 million in 1999 and $132 million in 1998. The weighted average interest rate on short-term borrowings outstanding was 6.8% at September 30, 2000, and 5.7% at September 30, 1999.

NET INTEREST AND OTHER FINANCIAL COSTS

(In millions)                                               2000                 1999                   1998
-------------------------------------------------------------------------------------------------------------
Interest expense                                            $191                 $141                   $133
Expenses on sales of accounts receivable (see Note H)          6                    -                      -
Other financial costs                                          1                    -                      -
Interest income                                              (10)                  (1)                    (3)
-------------------------------------------------------------------------------------------------------------
                                                            $188                 $140                   $130
-------------------------------------------------------------------------------------------------------------

EXTRAORDINARY LOSS

During 2000, Ashland refunded $36 million of pollution control revenue bonds and prepaid $600 million of floating-rate debt used to fund the acquisition of the U.S. construction operations of Superfos a/s. The write-off of unamortized deferred debt issuance expenses and a redemption premium on the bonds resulted in pretax charges totaling $6 million which, net of income tax benefits of $2 million, resulted in an extraordinary loss on early retirement of debt of $4 million.

NOTE H - SALE OF ACCOUNTS RECEIVABLE

On March 15, 2000, Ashland entered into a five year agreement to sell, on an ongoing basis and without recourse, up to a $200 million undivided fractional ownership interest in a designated pool of accounts receivable. Under the terms of the agreement, new receivables are added to the pool and collections reduce the pool. Since inception, undivided fractional ownership interests totaling $150 million have been sold on a continuous basis. The proceeds from sale were reflected as a reduction of accounts receivable on Ashland's balance sheet and as operating cash flows on Ashland's cash flow statement. The costs of these sales are based on the buyer's short-term borrowing rates and approximated 6.9% at September 30, 2000.

NOTE I - FINANCIAL INSTRUMENTS

COMMODITY AND FOREIGN CURRENCY HEDGES

Ashland uses commodity futures contracts and forward exchange contracts to reduce its exposure to certain risks inherent within its businesses as described in Note A. The fair value of open commodity and foreign exchange contracts was not significant at September 30, 2000, and 1999.

INTEREST RATE SWAPS

Ashland selectively uses unleveraged interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Ashland had no swap agreements outstanding at September 30, 2000, and only one $25 million floating-rate swap agreement outstanding at September 30, 1999.

FAIR VALUES

The carrying amounts and fair values of Ashland's significant financial instruments at September 30, 2000, and 1999, are shown below. The fair values of cash and cash equivalents, investments of captive insurance companies, notes payable to financial institutions and commercial paper approximate their carrying amounts. The fair values of long-term debt are based on quoted market prices or, if market prices are not available, the present values of the underlying cash flows discounted at Ashland's incremental borrowing rates.

                                                                                     2000                                  1999
                                                          -------------------------------           ----------------------------
                                                          Carrying                   Fair           Carrying               Fair
(In millions)                                               amount                  value             amount              value
--------------------------------------------------------------------------------------------------------------------------------
Assets
      Cash and cash equivalents                             $   67                $    67             $  110             $  110
      Investments of captive insurance companies(1)             28                     28                 16                 16
Liabilities
      Notes payable to financial institutions                  180                    180                182                182
      Commercial paper                                          65                     65                  -                  -
      Long-term debt (including current portion)             1,981                  2,014              1,664              1,732
--------------------------------------------------------------------------------------------------------------------------------

(1) Included in other noncurrent assets in the Consolidated Balance Sheets.

NOTE J - LEASES AND OTHER COMMITMENTS

LEASES

Ashland and its subsidiaries are lessees in noncancelable leasing agreements for office buildings, warehouses, transportation equipment, storage facilities, retail outlets, manufacturing facilities and other equipment and properties which expire at various dates. Capitalized lease obligations are not significant and are included in long-term debt. Future minimum rental payments at September 30, 2000, and rental expense under operating leases follow.

(In millions)
------------------------------------------------------------------------------------------------------------------
Future minimum rental payments              Rental expense                  2000              1999           1998
----------------------------------------    ----------------------------------------------------------------------
2001                              $ 47
2002                                40      Minimum rentals
2003                                35       (including rentals under
2004                                28         short-term leases)           $115              $103           $119
2005                                23      Contingent rentals                 5                 5              8
Later years                        114      Sublease rental income            (2)               (3)            (6)
----------------------------------------    ----------------------------------------------------------------------
                                  $287                                      $118              $105           $121
------------------------------------------------------------------------------------------------------------------

OTHER COMMITMENTS

To obtain mining permits, Arch Coal must post surety bonds guaranteeing that it will perform any required reclamation upon closure of a mine. Such bonds have been included in Ashland's corporate surety bond program which includes its wholly owned subsidiaries, primarily the APAC group of construction companies. Since Ashland has indemnity agreements with its surety companies, Ashland was guarantor for reclamation and various other bonds posted by Arch Coal totaling $204 million at September 30, 2000. Arch is replacing these bonds with other sources as they expire.

NOTE K - CAPITAL STOCK

Ashland's Board of Directors has authorized the purchase of 11.5 million shares of Ashland common stock in the open market. Through September 30, 2000, Ashland had purchased 8.9 million shares at a cost of $363 million.

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

At September 30, 2000, 500,000 shares of cumulative preferred stock are reserved for potential issuance under the Shareholder Rights Plan and 6.4 million common shares are reserved for issuance under outstanding stock options.

NOTE L - STOCK INCENTIVE PLANS

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

                                                               2000                        1999                     1998
-------------------------------------------------------------------------------------------------------------------------
Pro forma
      Net income (in millions)                                $  66                       $ 286                    $  199
      Basic earnings per share                                  .93                        3.88                      2.63
      Diluted earnings per share                                .92                        3.84                      2.58
-------------------------------------------------------------------------------------------------------------------------
Weighted average fair value per share of options granted      $7.26                       $7.97                    $11.45
-------------------------------------------------------------------------------------------------------------------------
Assumptions (weighted average)
      Risk-free interest rate                                   6.1%                        6.0%                      4.7%
      Expected dividend yield                                   3.3%                        3.0%                      2.0%
      Expected volatility                                      22.9%                       21.0%                     23.8%
      Expected life (in years)                                  5.0                         5.0                       5.0
-------------------------------------------------------------------------------------------------------------------------

A progression of activity and various other information relative to stock options is presented in the following table.

                                                         2000                        1999                         1998
                                        ---------------------   -------------------------    --------------------------
                                                Weighted avg.               Weighted avg.                Weighted avg.
                                       Common    option price    Common      option price    Common       option price
(In thousands except per share data)   shares       per share    shares         per share    shares          per share
-----------------------------------------------------------------------------------------------------------------------
Outstanding - beginning of year(1)      6,381          $38.34     4,965            $38.82     4,718             $37.52
Granted                                   506           32.96     1,590             36.97       580              48.07
Exercised                                (195)          30.75      (120)            34.55      (282)             34.85
Canceled                                 (312)          41.26       (54)            49.75       (51)             45.78
-----------------------------------------------------------------------------------------------------------------------
Outstanding - end of year(1)            6,380          $38.01     6,381            $38.34     4,965             $38.82
-----------------------------------------------------------------------------------------------------------------------
Exercisable - end of year               4,684          $38.53     4,348            $37.65     3,836             $35.93
-----------------------------------------------------------------------------------------------------------------------

(1) Shares of common stock available for future grants of options or awards amounted to 3,670,000 at September 30, 2000, and 1999. Exercise prices per share for options outstanding at September 30, 2000, ranged from $23.88 to $33.88 for 2,281,000 shares, from
         $35.88 to $43.13 for 2,789,000  shares,  and from $48.00 to $53.38 for 1,310,000 shares. The weighted average remaining contractual life of the options was 6.3 years.

NOTE M - LITIGATION, CLAIMS AND CONTINGENCIES

Ashland is subject to various federal, state and local environmental laws and regulations that require remediation efforts at multiple locations, including current operating facilities, operating facilities conveyed to Marathon Ashland Petroleum LLC (MAP), previously owned or operated facilities, and Superfund or other waste sites. During 1998, Ashland provided additional environmental reserves of $38 million associated principally with the completion of certain voluntary efforts in progress at various operating facilities conveyed to MAP and the closing of a landfill near Ashland's former Catlettsburg, Kentucky refinery. Consistent with its accounting policy for environmental costs, Ashland's reserves for environmental assessments and remediation efforts amounted to $163 million at September 30, 2000, and $166 million at September 30, 1999. Such amounts reflect Ashland's estimates of the most likely costs which will be incurred over an extended period to remediate identified environmental conditions for which the costs are reasonably estimable, without regard to any third-party recoveries.

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

In addition to environmental matters, Ashland and its subsidiaries are parties to numerous other claims and lawsuits, some of which are for substantial amounts. While these actions are being contested, the outcome of individual matters is not predictable with assurance. Ashland does not believe that any liability resulting from any of the above matters, after taking into consideration its insurance coverage and amounts already provided for, will have a material adverse effect on its consolidated financial position, cash flows or liquidity. However, such matters could have a material effect on results of operations in a particular quarter or fiscal year as they develop or as new issues are identified.

NOTE N - ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

In October 1999, Ashland completed its tender offer for Superfos a/s, a Denmark based industrial company. In November 1999, in a series of transactions, Ashland sold the businesses of Superfos, other than its U.S. construction operations, to a unit of Industri Kapital, a European private equity fund. Ashland's net cost for the U.S. construction business of Superfos was approximately $533 million. Prior to Ashland's acquisition, these operations generated sales and operating revenues of $557 million and operating income of $30 million during the year ended September 30, 1999. In addition, several smaller acquisitions were made by APAC and Ashland Specialty Chemical in 2000, two of which included the issuance of $3 million in Ashland common stock.

During 1999, APAC acquired 14 construction businesses, six of which included the issuance of $79 million in Ashland common stock. During 1998, APAC acquired 10 Missouri-based companies known as the Masters-Jackson group, and Ashland Distribution and Ashland Specialty Chemical acquired Gwil Industries' Plastics Division. In addition, Valvoline acquired the Eagle One brand of premium automotive appearance products. Eagle One and four smaller APAC acquisitions were acquired by the issuance of a total of $61 million in Ashland common stock, and certain of these acquisitions were accounted for as poolings of interests. Prior periods were not restated, since the effects would have been insignificant. The other acquisitions, as well as several smaller acquisitions completed during the last three years, were accounted for as purchases and did not have a significant effect on Ashland's consolidated financial statements.

DIVESTITURES

During 2000, APAC sold certain concrete and block plants and Ashland Distribution sold its plastics compounding business in Italy. In 1999, Valvoline sold its used oil collection business. In 1998, Ashland sold its 23% interest in Melamine Chemicals for $26 million, resulting in a pretax gain of $14 million ($6 million after tax). Also in 1998, Ashland completed its withdrawal from the exploration business through the sale of its exploration and production operations in Nigeria. See Note B for further information on this transaction and its impact on Ashland's consolidated financial statements.

NOTE O - EMPLOYEE BENEFIT PLANS

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

Ashland and its subsidiaries also sponsor unfunded postretirement benefit plans, which provide health care and life insurance benefits for eligible employees who retire or are disabled. Retiree contributions to Ashland's health care plans are adjusted periodically, and the plans contain other cost-sharing features, such as deductibles and coinsurance. Life insurance plans are generally noncontributory for base level coverage, and fully contributory for any additional coverage elected by employees. Ashland funds the costs of benefits as they are paid.

Summaries of the changes in the benefit obligations and plan assets (primarily listed stocks and debt securities) and of the funded status of the plans follow.

                                                      Pension benefits
                                      ----------------------------------------------------
                                               2000                       1999              Other postretirement
                                      -------------------------   ------------------------         benefits
                                     Qualified     Nonqualified   Qualified   Nonqualified   ---------------------
(In millions)                            plans            plans       plans          plans   2000            1999
------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at October 1         $529              $88        $505            $98    $262           $262
Service cost                               35                2          33              1       9              8
Interest cost                              40                7          35              6      19             18
Retiree contributions                       -                -           -              -       5              4
Benefits paid                             (24)              (7)        (17)            (3)    (25)           (23)
Other-primarily actuarial loss (gain)      15               (3)        (27)           (14)     (1)            (7)
------------------------------------------------------------------------------------------------------------------
Benefit obligations at September 30      $595              $87        $529            $88    $269           $262
------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Value of plan assets at October 1        $429              $ -        $369            $ -    $  -           $  -
Actual return on plan assets               50                -          31              -       -              -
Employer contributions                     46                7          42              3      20             19
Retiree contributions                       -                -           -              -       5              4
Benefits paid                             (24)              (7)        (17)            (3)    (25)           (23)
Other                                       5                -           4              -       -              -
------------------------------------------------------------------------------------------------------------------
Value of plan assets at September 30     $506              $ -        $429            $ -     $ -        $     -
------------------------------------------------------------------------------------------------------------------
FUNDED STATUS OF THE PLANS
Under (over) funded accumulated
   obligation                            $(29)             $73        $(14)           $73    $269           $262
Provision for future salary increases     118               14         114             15       -              -
------------------------------------------------------------------------------------------------------------------
Excess of obligations over plan assets     89               87         100             88     269            262
Unrecognized actuarial loss               (35)             (27)        (36)           (26)     (6)            (7)
Unrecognized transition gain (loss)         -                -           -             (1)      -              -
Unrecognized prior service credit (cost)   (4)               -          (5)             -      31             39
------------------------------------------------------------------------------------------------------------------
Net liability recognized                 $ 50              $60        $ 59            $61    $294           $294
------------------------------------------------------------------------------------------------------------------
BALANCE SHEET LIABILITIES (ASSETS)
Prepaid benefit costs                              $ (3)                      $ (2)          $  -           $  -
Accrued benefit liabilities                         127                        139            294            294
Intangible assets                                     -                         (1)             -              -
Accumulated other comprehensive loss                (14)                       (16)             -              -
------------------------------------------------------------------------------------------------------------------
Net liability recognized                           $110                       $120           $294           $294
------------------------------------------------------------------------------------------------------------------
ASSUMPTIONS AS OF SEPTEMBER 30
Discount rate                                      7.75%                      7.75%          7.75%          7.75%
Rate of compensation increase                      5.00                       5.00           5.00           5.00
Expected return on plan assets                     9.00                       9.00              -              -
------------------------------------------------------------------------------------------------------------------


The  following   table   details  the   components  of  pension  and  other
postretirement benefit costs.

                                                    Pension benefits                         Other postretirement benefits
                                          -----------------------------------            -----------------------------------------
(In millions)                              2000           1999          1998             2000              1999              1998
----------------------------------------------------------------------------------------------------------------------------------
Service cost                                $37            $34           $28              $ 9               $ 8               $ 8
Interest cost                                47             41            34               19                18                16
Expected return on plan assets              (39)           (34)          (30)               -                 -                 -
Other amortization and deferral               5              5             8               (9)               (7)              (10)
----------------------------------------------------------------------------------------------------------------------------------
                                            $50            $46           $40              $19               $19               $14
----------------------------------------------------------------------------------------------------------------------------------

Ashland amended nearly all of its retiree health care plans in 1992 to place a cap on its contributions and to adopt a cost-sharing method based upon years of service. The cap limits Ashland's contributions to base year per capita costs, plus annual increases of up to 4.5% per year. These amendments reduced Ashland's obligations under its retiree health care plans at that time by $197 million, which was being amortized to income over approximately 12 years. During 1998, Marathon Ashland Petroleum LLC
(MAP) assumed certain of Ashland's postretirement benefit obligations, and $38 million of the unrecognized credit from this plan amendment was applied against the carrying value of Ashland's investment in MAP. The remaining credit at September 30, 2000, amounted to $31 million, and will be amortized over approximately four years in declining amounts from $9 million in 2001 to $6 million in 2004.

OTHER PLANS

Ashland sponsors a qualified savings plan to assist eligible employees in providing for retirement or other future needs. Under that plan, Ashland contributes up to 4.2% of a participating employee's earnings. Company contributions amounted to $15 million in each of the last three years.

NOTE P - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents quarterly financial information and per share data relative to Ashland's common stock. Amounts for the quarters prior to March 2000 have been restated to present Arch Coal as discontinued operations (see Note B).

Quarters ended                                      December 31           March 31            June 30              September 30
-------------------------------------------------------------------  -------------------  -----------------     ------------------
(In millions except per share data)             1999          1998      2000        1999     2000      1999       2000       1999
----------------------------------------------------------------------------------------------------------------------------------
Sales and operating revenues                  $1,897        $1,646    $1,822      $1,503   $2,103    $1,796     $2,140     $1,856
Operating income                                 111            17        90         176      268       197        203        235

Income (loss) from continuing operations      $   40        $  (10)   $   25      $   87   $  129    $   99     $   97     $  115
Income (loss) from discontinued operations      (206)           (1)      (12)          -        -         1          -         (1)
Extraordinary loss                                 -             -        (2)          -        -         -         (1)         -
                                         -----------------------------------------------------------------------------------------
Net income (loss)                             $ (166)       $  (11)   $   11      $   87   $  129    $  100     $   96     $  114

Basic earnings (loss) per share
      Continuing operations                   $  .56        $ (.13)   $  .35      $ 1.17   $ 1.83    $ 1.35     $ 1.38     $ 1.60
      Discontinued operations                  (2.88)         (.01)     (.16)          -        -       .01          -       (.02)
      Extraordinary loss                           -             -      (.03)          -        -         -       (.02)         -
                                         -----------------------------------------------------------------------------------------
      Net income (loss)                       $(2.32)       $ (.14)   $  .16      $ 1.17   $ 1.83    $ 1.36     $ 1.36     $ 1.58

Diluted earnings (loss) per share
      Continuing operations                   $  .55        $ (.13)   $  .35      $ 1.16   $ 1.83    $ 1.34     $ 1.38     $ 1.59
      Discontinued operations                  (2.87)         (.01)     (.16)          -        -       .01          -       (.02)
      Extraordinary loss                           -             -      (.03)          -        -         -       (.02)         -
                                         -----------------------------------------------------------------------------------------
      Net income (loss)                       $(2.32)       $ (.14)   $  .16      $ 1.16   $ 1.83    $ 1.35     $ 1.36     $ 1.57

Excluding unusual items(1)
      Operating income                        $  111        $  109    $   90      $   44   $  268    $  173     $  203     $  170
      Net income                                  40            46        25           6      129        84         97         80
      Basic earnings per share                   .56           .62       .35         .08     1.83      1.15       1.38       1.11
      Diluted earnings per share                 .55           .62       .35         .08     1.83      1.14       1.38       1.11

Common cash dividends per share                 .275          .275      .275        .275     .275      .275       .275       .275

Market price per common share
      High                                     35.94         52.50     35.63       50.63    37.06     44.50      37.19      43.56
      Low                                      30.31         42.25     28.63       40.75    31.19     39.25      31.44      33.63
----------------------------------------------------------------------------------------------------------------------------------

(1) See Management's Discussion and Analysis and Information by Industry Segment for a discussion of unusual items.

Ashland Inc. and Consolidated Subsidiaries
INFORMATION BY INDUSTRY SEGMENT
Years Ended September 30


(In millions)                                           2000                1999                1998
---------------------------------------------------------------------------------------------------------------
REVENUES
Sales and operating revenues
      APAC                                            $2,505              $1,678              $1,444
      Ashland Distribution                             3,214               2,925               2,941
      Ashland Specialty Chemical                       1,283               1,263               1,244
      Valvoline                                        1,077               1,059               1,023
      Intersegment sales(1)
           Ashland Distribution                          (38)                (35)                (27)
           Ashland Specialty Chemical                    (78)                (84)                (80)
           Valvoline                                      (2)                 (5)                (11)
---------------------------------------------------------------------------------------------------------------
                                                       7,961               6,801               6,534
Equity income
      Ashland Specialty Chemical                           4                   5                   6
      Valvoline                                            1                   1                   -
      Refining and Marketing                             389                 345                 298
---------------------------------------------------------------------------------------------------------------
                                                         394                 351                 304
Other income
      APAC                                                21                  12                   8
      Ashland Distribution                                 9                   6                   6
      Ashland Specialty Chemical                          30                  19                  37
      Valvoline                                            7                   6                   6
      Refining and Marketing                               6                   8                   4
      Corporate                                            8                  50                   9
---------------------------------------------------------------------------------------------------------------
                                                          81                 101                  70
---------------------------------------------------------------------------------------------------------------
                                                      $8,436              $7,253              $6,908
---------------------------------------------------------------------------------------------------------------
OPERATING INCOME
APAC                                                  $  140              $  108              $   90
Ashland Distribution                                      70                  37(2)               57
Ashland Specialty Chemical                                95                 107                 101(3)
Valvoline                                                 78                  74                  53
Refining and Marketing(4)                                361                 206(5)              254(6)
      Inventory valuation adjustments(7)                   -                 117                 (15)
Corporate                                                (73)                (24)(8)            (118)(9)
---------------------------------------------------------------------------------------------------------------
                                                      $  671              $  625             $   422
---------------------------------------------------------------------------------------------------------------
ASSETS
APAC                                                  $1,654              $  996             $   757
Ashland Distribution                                   1,047                 917                 915
Ashland Specialty Chemical                               888                 878                 861
Valvoline                                                573                 561                 581
Refining and Marketing                                 2,352               2,229               2,189
Corporate(10)                                            257                 843                 779
---------------------------------------------------------------------------------------------------------------
                                                      $6,771              $6,424              $6,082
---------------------------------------------------------------------------------------------------------------



(In millions)                                                 2000                   1999                  1998
-----------------------------------------------------------------------------------------------------------------
INVESTMENT IN EQUITY AFFILIATES
APAC                                                       $    10                $    10                 $   10
Ashland Specialty Chemical                                      40                     33                     30
Valvoline                                                        7                      6                      5
Refining and Marketing                                       2,295                  2,172                  2,102
-----------------------------------------------------------------------------------------------------------------
                                                           $ 2,352                $ 2,221                 $2,147
-----------------------------------------------------------------------------------------------------------------
EXPENSE (INCOME) NOT AFFECTING CASH
Depreciation, depletion and amortization
      APAC                                                 $   129                $    89                 $   64
      Ashland Distribution                                      23                     44(11)                 27
      Ashland Specialty Chemical                                49                     53                     52
      Valvoline                                                 23                     26                     24
      Corporate                                                 13                     16                     14
-----------------------------------------------------------------------------------------------------------------
                                                               237                    228                    181
Other noncash items(12)
      APAC                                                       9                      -                      3
      Ashland Distribution                                      (3)                    (6)                    (2)
      Ashland Specialty Chemical                                 3                      8                     (2)
      Valvoline                                                  -                     (1)                    (1)
      Refining and Marketing                                   (17)                    93                     36
      Corporate                                                (12)                    (5)                   (42)
-----------------------------------------------------------------------------------------------------------------
                                                               (20)                    89                     (8)
-----------------------------------------------------------------------------------------------------------------
                                                           $   217                $   317                 $  173
-----------------------------------------------------------------------------------------------------------------
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
APAC                                                       $    98                $   104                 $   81
Ashland Distribution                                            18                     30                     47
Ashland Specialty Chemical                                      82                     70                     94
Valvoline                                                       25                     26                     32
Corporate                                                        9                     18                     20
-----------------------------------------------------------------------------------------------------------------
                                                           $   232                $   248                 $  274
-----------------------------------------------------------------------------------------------------------------

(1)      Intersegment  sales are accounted  for at prices that  approximate market value.
(2) Includes a $21 million charge for asset impairment related to European plastics distribution operations.
(3) Includes a gain of $14 million on the sale of Ashland's 23% interest in Melamine Chemicals, Inc.
(4) Includes Ashland's equity income from MAP, amortization of Ashland's excess investment in MAP, and certain retained refining and marketing activities.
(5) Includes a $10 million charge for severance and other costs related to the formation of MAP.
(6) Includes charges of $43 million for reserves for retained environmental issues associated with properties conveyed to MAP and for certain severance costs.
(7) Represents Ashland's share of inventory adjustments associated with the formation of MAP and changes in MAP's inventory market valuation reserve. The reserve reflects the excess of the LIFO cost of MAP's crude oil and refined product inventories over their net realizable values.
(8)      Includes $43 million in environmental insurance recoveries.
(9) Includes charges of $50 million related to a restructuring of corporate G&A functions and the move of Ashland's headquarters. The charge includes severance costs to be paid to terminated employees, reserves for excess leased real estate, and contributions of cash and other real estate committed to be conveyed to Ashland-area charitable and economic development organizations.
(10) Includes principally cash, cash equivalents, investments of captive insurance companies and investment in discontinued operations.
(11) Includes a charge of $19 million to write down goodwill related to European plastics distribution operations.
(12) Includes deferred taxes, equity income from affiliates net of distributions, and other items not afecting cash.

Ashland Inc. and Consolidated Subsidiaries
FIVE-YEAR SELECTED FINANCIAL INFORMATION
Years Ended September 30

(In millions except per share data)                            2000          1999              1998          1997           1996
-----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues
       Sales and operating revenues (including excise
          taxes)                                             $7,961        $6,801            $6,534       $12,833        $12,313
       Equity income                                            394           351               304            14             11
       Other income                                              81           101                70            89             66
Costs and expenses
       Cost of sales and operating expenses                  (6,434)       (5,346)           (5,299)       (9,810)        (9,512)
       Excise taxes on products and merchandise                   -             -                 -          (992)          (985)
       Selling, general and administrative expenses          (1,094)       (1,054)           (1,006)       (1,350)        (1,257)
       Depreciation, depletion and amortization                (237)         (228)             (181)         (348)          (299)
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                671           625               422           436            337
Net interest and other financial costs                         (188)         (140)             (130)         (142)          (151)
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes           483           485               292           294            186
Income taxes                                                   (191)         (194)             (114)         (125)           (71)
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                               292           291               178           169            115
Income (loss) from discontinued operations                     (215)           (1)               25            48             96
Gain (loss) on disposition of discontinued operations            (3)            -                 -            71              -
-----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                 74           290               203           288            211
Extraordinary loss on early retirement of debt                   (4)            -                 -            (9)             -
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                   $   70        $  290            $  203       $   279         $  211
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET INFORMATION
Working capital
       Current assets                                        $2,131        $2,059            $1,828       $ 2,720         $ 2,539
       Current liabilities                                    1,699         1,396             1,361         2,028           2,067
-----------------------------------------------------------------------------------------------------------------------------------
                                                             $  432        $  663            $  467       $   692         $   472
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                 $6,771        $6,424            $6,082       $ 6,462         $ 6,496
-----------------------------------------------------------------------------------------------------------------------------------
Capital employed
       Debt due within one year                              $  327        $  219            $  125       $    49         $   127
       Long-term debt (less current portion)                  1,899         1,627             1,507         1,356           1,653
       Convertible preferred stock                                -             -                 -             -             293
       Common stockholders' equity                            1,965         2,200             2,137         2,024           1,521
-----------------------------------------------------------------------------------------------------------------------------------
                                                             $4,191        $4,046            $3,769       $ 3,429         $ 3,594
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW INFORMATION
Cash flows from continuing operations                        $  484        $  383            $  354       $   552         $   536
Additions to property, plant and equipment                      232           248               274           356             372
Cash dividends                                                   78            81                84            86              89
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION
Diluted earnings per share
       Income from continuing operations                     $ 4.10        $ 3.90            $ 2.31       $  2.23         $  1.48
       Net income                                               .98          3.89              2.63          3.64            2.96
Dividends per share                                            1.10          1.10              1.10          1.10            1.10
-----------------------------------------------------------------------------------------------------------------------------------

