Form 10-K405, Exhibit 13
period 2001-09-30
ASHLAND INC
filed 2001-12-03
CIK 7694

Ashland Inc. and Consolidated Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

Years Ended September 30

(In millions)                                                               2001                         2000               1999
SALES AND OPERATING REVENUES
APAC                                                                      $2,624                       $2,505             $1,678
Ashland Distribution                                                       2,849                        3,214              2,925
Ashland Specialty Chemical                                                 1,248                        1,283              1,263
Valvoline                                                                  1,092                        1,077              1,059
Intersegment sales                                                           (94)                        (118)              (124)
                                                                        ---------------------------------------------------------
                                                                          $7,719                       $7,961             $6,801
                                                                        =========================================================
OPERATING INCOME (1)
APAC                                                                      $   55                       $  140             $  108
Ashland Distribution                                                          35                           70                 37
Ashland Specialty Chemical                                                    58                           95                107
Valvoline                                                                     81                           78                 74
Refining and Marketing(2)                                                    707                          361                323
Corporate                                                                    (85)                         (73)               (24)
                                                                        ---------------------------------------------------------
                                                                          $  851                       $  671             $  625
                                                                        =========================================================

OPERATING INFORMATION
APAC
    Construction backlog at September 30 (millions)                       $1,629                       $1,397             $  948
    Hot-mix asphalt production (million tons)                               36.7                         35.0               25.8
    Aggregate production (million tons)                                     28.7                         27.8               20.7
    Ready-mix concrete production (thousand cubic yards)                   2,262                        2,620              1,412
Ashland Distribution(3)
    Sales per shipping day (millions)                                     $ 11.2                       $ 12.8             $ 11.6
    Gross profit as a percent of sales                                      15.9%                        15.6%              16.0%
Ashland Specialty Chemical(3)
    Sales per shipping day (millions)                                     $  5.0                       $  5.1             $  5.0
    Gross profit as a percent of sales                                      33.8%                        34.7%              35.9%
Valvoline lubricant sales (thousand barrels per day)                        11.9                         12.3               12.6
Refining and Marketing(4)
    Crude oil refined (thousand barrels per day)                             912                          892                898
    Refined products sold (thousand barrels per day)(5)                    1,302                        1,309              1,231
    Refining and wholesale marketing margin (per barrel)(6)               $ 5.17                       $ 2.63             $ 1.57
    Speedway SuperAmerica (SSA)(7)
         Retail outlets at September 30                                    2,145                        2,288              2,178
         Gasoline and distillate sales (millions of gallons)               3,587                        3,742              3,604
         Gross margin - gasoline and distillates (per gallon)             $.1218                       $.1284             $.1346
         Merchandise sales (millions)                                     $2,186                       $2,143             $1,857
         Merchandise margin (as a percent of sales)                         23.3%                        24.5%              26.2%
                                                                        =========================================================


(1)      See Page 29 for a discussion of unusual items.
(2) Includes Ashland's equity income from Marathon Ashland Petroleum LLC (MAP), amortization of Ashland's excess investment in MAP, and other activities associated with refining and marketing.
(3) Sales are defined as sales and operating revenues. Gross profit is defined as sales and operating revenues, less cost of sales and operating expenses, less depreciation and amortization relative to manufacturing assets.
(4) Amounts represent 100% of MAP's operations, in which Ashland owns a 38% interest.
(5) Total average daily volume of all refined product sales to MAP's wholesale, branded and retail (SSA) customers.
(6) Sales revenue less cost of refinery inputs, purchased products and manufacturing expenses, including depreciation.
(7) Excludes travel centers contributed to Pilot Travel Centers LLC. Periods prior to September 1, 2001, have been restated.


/28/

RESULTS OF OPERATIONS

Ashland's net income amounted to $417 million in 2001, $70 million in 2000 and $290 million in 1999. Such earnings include unusual items that significantly affected year-to-year comparisons. The following table shows the effects of unusual items on Ashland's operating and net income for each of the last three years.

                                                         Operating income                               Net income
                                                ------------------------------------           ----------------------------------
(In millions)                                   2001           2000             1999           2001          2000            1999
INCOME BEFORE UNUSUAL ITEMS                     $851           $671             $496           $406          $292            $217
Discontinued operations                            -              -                -             19          (218)             (1)
Reversal of inventory market valuation reserve     -              -              117              -             -              71
Environmental insurance recoveries                 -              -               43              -             -              26
Asset impairment charges                           -              -              (21)             -             -             (17)
Severance and relocation charges                   -              -              (10)             -             -              (6)
Extraordinary loss on early retirement
    of debt                                        -              -                -             (3)           (4)              -
Cumulative effect of accounting change             -              -                -             (5)            -               -
                                                ----------------------------------------------------------------------------------
INCOME AS REPORTED                              $851           $671             $625           $417          $ 70            $290
                                                ==================================================================================

UNUSUAL ITEMS

During 2000, Ashland spun-off the majority of its shares of Arch Coal common stock to Ashland's shareholders. Ashland subsequently sold its remaining Arch Coal shares in a public offering during February 2001. Accordingly, net income (loss) associated with Arch Coal (including costs of the spin-off) are shown as discontinued operations. The loss of $218 million in 2000 associated with Arch Coal included $203 million related to asset impairment and restructuring costs. The net gain of $19 million in 2001 represents an after tax gain of $33 million on the sale of the Arch Coal shares, less after-tax charges of $14 million from reserves related to other discontinued operations.

When Marathon Ashland Petroleum LLC (MAP) was formed, MAP valued its crude oil and petroleum product inventories at the lower of LIFO (last-in, first-out) cost or market, and recorded an inventory market valuation reserve to reduce the LIFO carrying costs to their net realizable values. MAP reviews its reserve and makes quarterly adjustments as necessary based on changes in the values of refined products. During 1999, MAP reversed its remaining reserve resulting in an increase of $117 million in Ashland's equity income. No reserves have been required since 1999, as the net realizable values of MAP's inventories have been well in excess of their carrying costs.

During 1999, Ashland entered into settlement agreements with certain of its insurance carriers over the coverage provided under historical insurance policies with respect to environmental liabilities. Under those settlements, the carriers paid lump sum amounts to Ashland in exchange for releases of their present and future obligations associated with environmental liabilities. As a result of those settlements, Ashland recorded pretax income of $43 million.

Ashland recognized impairment charges of $21 million in 1999 principally for goodwill write-downs related to its European plastics distribution operations. Results from these operations consistently had been well below the levels that were expected when they were acquired, necessitating the impairment review and resulting write-downs.

As discussed in Note G to the Consolidated Financial Statements, Ashland's early retirement of certain long-term debt resulted in after tax losses of $3 million in 2001 and $4 million in 2000. In addition, the cumulative effect of the change in the method of accounting for derivatives by MAP resulted in an after tax charge for Ashland of $5 million (see Note A to the Consolidated Financial Statements).

The following table compares operating income before unusual items by segment for the three years ended September 30, 2001.

(In millions)                                             2001                2000            1999
OPERATING INCOME BEFORE UNUSUAL ITEMS
APAC                                                       $55                $140            $108
Ashland Distribution                                        35                  70              58
Ashland Specialty Chemical                                  58                  95             107
Valvoline                                                   81                  78              74
Refining and Marketing                                     707                 361             216
Corporate                                                  (85)                (73)            (67)
                                                        -------------------------------------------
                                                          $851                $671            $496
                                                        ===========================================

/29/

APAC

Operating income from the APAC construction companies amounted to $55 million in 2001, compared to $140 million in 2000. The decline resulted principally from unusually severe winter weather in most of APAC's operating regions, weak construction margins and a charge of $18 million to correct improper recognition of construction contract earnings at its Manassas, Virginia division. Net construction job revenue (total revenue less subcontract costs) was about flat, while production of hot-mix asphalt and aggregate were both up modestly. The sale of certain operations in September 2000 resulted in a decline in the production of ready-mix concrete. More important than the levels of construction activity and material production, however, was that the conditions under which the work took place (extreme cold and precipitation) made the processes highly inefficient. Construction contract margins were also depressed as many low-margin jobs obtained through recent acquisitions worked their way through the backlog, and the level of higher-margin private work declined as a result of the economic slowdown.

During an internal investigation of financial activities at APAC's Manassas division in the March 2001 quarter, it was discovered that the division's earnings had been intentionally overstated, and local management of the division was replaced. Independent investigations confirmed that the problems related primarily to the improper recognition of revenues and failure to recognize certain costs over a period of about two years. No evidence of any impact on, or involvement by, outside parties, customers or suppliers was discovered. APAC is evaluating and implementing various recommendations for improvement in overall business processes, accounting controls and procedures.

(APAC OPERATING INCOME BAR CHART)

APAC achieved record results in 2000 with operating income of $140 million, compared to $108 million in 1999. Reflecting the acquired construction operations of Superfos, as well as significant growth in its prior operations, net construction job revenue increased 52%. Similarly, APAC's production of construction materials continued to expand with increases in hot-mix asphalt (up 36%), crushed aggregate (up 34%) and ready-mix concrete (up 86%). The improvement in operating income also reflected a $21 million reduction in depreciation expense resulting from changes in the estimated useful lives and salvage values of APAC's construction equipment, as well as a gain of $7 million on the sale of certain concrete block operations. Operating income for 2000 would have been even greater if it had not been for the significantly higher costs of liquid asphalt, fuel and power that APAC incurred during the year. APAC's costs of liquid asphalt increased from $117 a ton in 1999 to $156 a ton in 2000, while its fuel and power costs were up 14%.

ASHLAND DISTRIBUTION

Operating income from Ashland Distribution amounted to $35 million in 2001, compared to $70 million in 2000. Overall sales declined 11%, principally reflecting the challenging economic environment and a slowdown in key customer markets. However, a "quality of business" initiative designed to either improve gross profits or forgo sales to marginal accounts also contributed to the reduction in revenues. The unfavorable economic conditions also led to higher credit losses, particularly for the North American plastics distribution and energy services divisions. However, the effects of these declines were partially offset by expense reduction and various margin improvement efforts, such as the "quality of business"
initiative. Such efforts resulted in higher earnings from three distribution business units - industrial chemicals, fine ingredients and European plastics distribution. Results of Ashland Distribution for 2001 reflect a goodwill write-off of $6 million and other asset impairment charges, the combination of which was largely offset by the proceeds from a favorable litigation settlement.

(ASHLAND DISTRIBUTION OPERATING INCOME BAR CHART)

Ashland Distribution generated operating income of $70 million during 2000, compared to $58 million in 1999, excluding unusual items. The improvement was led by better results from the European plastics distribution business and higher sales of fiber-reinforced plastics and fine ingredients. These improvements more than offset a decline from the chemical distribution business, which was adversely affected by rising hydrocarbon costs. Results of Ashland Distribution for 2000 also reflected a gain of $3 million on the sale of its plastics compounding business in Italy.

ASHLAND SPECIALTY CHEMICAL

Ashland Specialty Chemical's operating income amounted to $58 million in 2001, compared to $95 million in 2000. Earnings from marine and water treatment chemicals were up, but these improvements were more than offset by significant declines in other business units that are more sensitive to a weak economy, including foundry products, specialty adhesives, maleic anhydride and polyester resins. Profits from electronic chemicals also deteriorated sharply as the year progressed, reflecting the worldwide downturn in the semiconductor manufacturing industry. Results of Ashland Specialty Chemical for 2001 reflect a goodwill write-down of $4 million and minor asset impairment charges.

(ASHLAND SPECIALTY CHEMICAL OPERATING INCOME BAR CHART)


/30/

Operating income from Ashland Specialty Chemical declined from $107 million in 1999 to $95 million in 2000. Stronger fundamentals led to record results from electronic chemicals, adhesives and the water treatment businesses, as well as higher earnings from marine chemicals. However, significantly higher styrene and other raw material costs led to margin compression in the polyester resins business, which is the largest specialty chemical business. Maleic anhydride also felt the adverse effects on its margins from significant increases in the cost of butane. Results of Ashland Specialty Chemical for 2000 also included charges of $8 million associated with the closing of two manufacturing facilities.

VALVOLINE

Valvoline's operating income increased from $78 million in 2000 to $81 million in 2001. Results from the core lubricants business and Eagle One were up, offsetting declines from other businesses. Although domestic sales of Valvoline branded motor oil were comparable to last year, sales of premium motor oils, such as MaxLife, continued to grow at a rapid rate. Sales of Eagle One products were up 16%, and its operating income amounted to more than 10% of its revenues. Results from international operations were down as sales volumes fell, with Europe experiencing the largest decline. Results from Valvoline Instant Oil Change (VIOC) improved during the September 2001 quarter, but were down slightly from last year, which included gains on the sale of certain company-owned service centers. Earnings from automotive chemicals and antifreeze suffered from lower margins.

(VALVOLINE OPERATING INCOME BAR CHART)

At September 30, 2001, VIOC operated 364 company-owned service centers, compared to 358 centers in 2000 and 377 centers in 1999. The net reduction since 1999 resulted from sales of company-owned centers to franchisees, as well as the closing of certain unprofitable centers. The VIOC franchising program continues to expand, with 311 centers open at September 30, 2001, compared to 272 centers in 2000 and 207 centers in 1999. VIOC's future growth will continue to focus principally on expanding the number of franchised rather than company-owned centers.

Operating income from Valvoline was $78 million in 2000, compared to $74 million in 1999. The improvement reflected record results from VIOC and significantly better results from international operations. VIOC's results reflected increased franchising royalties, better car counts, higher revenues per car serviced and gains on the sale of certain company-owned service centers. The lubricant operations performed well despite a difficult market. Multiple base stock cost increases were incurred that were difficult to pass through, resulting in margin compression. However, the adverse effects of that compression were largely offset by stringent controls over advertising and other costs. In addition, antifreeze margins suffered from a price spike in ethylene glycol, the chief raw material in antifreeze.

REFINING AND MARKETING

Operating income from Refining and Marketing, which consists primarily of equity income from Ashland's 38% ownership interest in MAP, amounted to a record $707 million in 2001, compared to $361 million in 2000. Ashland's equity income from MAP's refining and wholesale marketing operations was up $404 million, reflecting the net effects of strong refining margins, a slight reduction in refined product sales and higher operating and administrative expenses. The increase of $2.54 a barrel in MAP's refining and wholesale marketing margin reflected tight product supplies during much of the year in its primary Midwest market. However, equity income from MAP's retail operations declined by $40 million. The decline principally reflects lower product margins and volumes, reduced earnings from merchandise sales and higher operating expenses.

(REFINING AND MARKETING OPERATING INCOME BAR CHART)

Operating income from Refining and Marketing totaled $361 million for 2000, compared to $216 million in 1999 before unusual items. MAP's refining and wholesale marketing operations were responsible for an improvement of $186 million in Ashland's equity income. MAP's refining margins improved $1.06 a barrel from their depressed levels in 1999. However, retail markets were not nearly as favorable as retail gasoline prices failed to keep pace with the higher level of wholesale gasoline costs. Ashland's equity income from SSA declined $24 million, reflecting the net effects of lower retail margins, increased product sales and higher earnings from merchandise sales. Merchandise sales were up 15%, in part reflecting MAP's acquisition of certain Michigan retail properties in December 1999.

CORPORATE

Excluding unusual items, Corporate expenses were $85 million in 2001, $73 million in 2000 and $67 million in 1999. The increase since 1999 principally reflects higher incentive and deferred compensation costs.



/31/

NET INTEREST AND OTHER FINANCIAL COSTS

Net interest and other financial costs amounted to $170 million in 2001, $188 million in 2000 and $140 million in 1999. The fluctuations in interest costs resulted principally from changes in debt levels over the three-year period. Debt levels increased $380 million during 2000, principally as a result of the indebtedness associated with the acquisition of the construction operations of Superfos. Reflecting strong cash flows from operations, debt levels were reduced by $355 million during 2001.

FINANCIAL POSITION

LIQUIDITY

Ashland's financial position has enabled it to obtain capital for its financing needs and to maintain investment grade ratings on its senior debt of Baa2 from Moody's and BBB from Standard & Poor's. Ashland has two revolving credit agreements providing for up to $425 million in borrowings, neither of which has been used. Under a shelf registration, Ashland can also issue an additional $600 million in debt and equity securities should future opportunities or needs arise. Furthermore, Ashland has access to various uncommitted lines of credit and commercial paper markets. While the revolving credit agreements contain a covenant limiting new borrowings based on its stockholders' equity, Ashland could have increased its borrowings (including any borrowings under these agreements) by up to $1.5 billion at September 30, 2001. Additional permissible borrowings are increased (decreased) by 150% of any increases (decreases) in Ashland's stockholders' equity.

Cash flows from operations, a major source of Ashland's liquidity, amounted to $829 million in 2001, $484 million in 2000 and $383 million in 1999. Such amounts include after tax cash flows from Ashland's investment in MAP of $501 million in 2001, $225 million in 2000 and $255 million in 1999. Cash flows from operations for 2001 also include the favorable effects of a reduction of $111 million in operating assets and liabilities, while the amount for 2000 includes an increase of $150 million from sales of receivables (reflected as part of the change in operating assets and liabilities). Those sales were under a program that provides for the sale of up to a $200 million undivided interest in a designated pool of receivables. Since 1998, cash flows from operations have exceeded Ashland's capital requirements for net property additions and dividends by nearly $900 million, providing additional funds for debt repayments, stock purchases and acquisitions.

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a widely accepted financial indicator of a company's ability to incur and service debt. Ashland's EBITDA, which represents operating income plus depreciation, depletion and amortization (each excluding unusual items), amounted to $1.1 billion in 2001, $908 million in 2000 and $705 million in 1999. EBITDA should not be considered in isolation or as an alternative to net income, operating income, cash flows from operations, or a measure of a company's profitability, liquidity or performance under generally accepted accounting principles.

At September 30, 2001, working capital (excluding debt due within one year) amounted to $801 million, compared to $759 million at the end of fiscal 2000. Ashland's working capital is affected by its use of the LIFO method of inventory valuation. That method valued inventories below their replacement costs by $70 million at September 30, 2001, and $71 million at September 30, 2000. Liquid assets (cash, cash equivalents and accounts receivable) amounted to 95% of current liabilities at September 30, 2001, compared to 77% at the end of fiscal 2000.

CAPITAL RESOURCES

Property additions amounted to $685 million during the last three years and are summarized in the Information by Industry Segment on Page 55. For that period, APAC accounted for 43% of Ashland's capital expenditures, while Ashland Specialty Chemical accounted for an additional 31%. Capital used for acquisitions (including assumed debt and companies acquired through the issuance of common stock) amounted to $852 million during the last three years, of which $774 million was invested in APAC and $78 million in Ashland Specialty Chemical. A summary of the capital employed in Ashland's continuing operations at the end of the last three fiscal years follows.

(In millions)                                      2001                2000                 1999
CAPITAL EMPLOYED
APAC                                             $1,047              $1,156                 $663
Ashland Distribution                                470                 574                  527
Ashland Specialty Chemical                          612                 597                  566
Valvoline                                           389                 333                  346
Refining and Marketing                            1,654               1,679                1,646
                                                -------------------------------------------------
                                                 $4,172              $4,339               $3,748
                                                =================================================

Capital employed in APAC increased considerably since 1999, as Ashland's acquisitions were principally focused in the construction business. Capital employed in Ashland's wholly owned businesses increased from 56% of the total at the end of fiscal 1999 to 60% at September 30, 2001.


/32/

Long-term borrowings provided cash flows of nearly $1.2 billion during the last three years, including the issuance of $600 million in debt related to the acquisition of the construction operations of Superfos and $552 million of medium-term notes. The proceeds from these long-term borrowings were used in part to retire $903 million of long-term debt, including the $600 million of Superfos-related debt. Debt retirements included scheduled maturities, as well as prepayments or refundings to reduce interest costs. Cash flows were supplemented as necessary by the issuance of short-term notes and commercial paper.

Reflecting strong cash flows from operations, Ashland reduced its total debt by $355 million to $1.9 billion at September 30, 2001. In addition, stockholders' equity increased by $261 million during the year to $2.2 billion. As a result, debt as a percent of capital employed was reduced from 53% at the end of fiscal 2000 to 46% at September 30, 2001.

At September 30, 2001, Ashland's long-term debt included $139 million of floating-rate obligations, and the interest rates on an additional $60 million of fixed-rate, medium-term notes were effectively converted to floating rates through interest rate swap agreements. In addition, Ashland's costs under its sale of receivables program and various operating leases are based on the floating-rate interest costs on $258 million of third-party debt underlying those transactions. As a result, Ashland was exposed to fluctuations in short-term interest rates on $457 million of debt obligations at September 30, 2001.

From time to time, Ashland's Board of Directors has authorized the purchase of shares of Ashland common stock in the open market. At September 30, 2001, Ashland could purchase an additional 3.9 million shares under previous authorizations. The number of shares ultimately purchased and the prices Ashland will pay for its stock are subject to periodic review by management.

During fiscal 2002, Ashland expects capital expenditures of approximately $270 million, with nearly 80% of the increase over capital expenditures during 2001 invested in APAC. Ashland anticipates meeting its capital requirements during 2002 for property additions, dividends and scheduled debt repayments of $85 million from internally generated funds. However, external financing may be necessary to provide funds for acquisitions or purchases of common stock.

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

Environmental remediation reserves are subject to numerous inherent uncertainties that affect Ashland's ability to estimate its share of the ultimate costs of required remediation efforts. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. Reserves are regularly adjusted as environmental remediation continues.

Ashland does not believe that any liability resulting from environmental matters, after taking into consideration expected recoveries from insurers, contributions by other responsible parties and amounts already provided for, will have a material adverse effect on its consolidated financial position, cash flows or liquidity. Although environmental remediation could have a material effect on results of operations if a series of adverse developments occurs in a particular quarter or fiscal year, Ashland believes that the chance of such developments occurring in the same quarter or fiscal year is remote.

DERIVATIVE INSTRUMENTS

Ashland regularly uses commodity-based and foreign currency derivative instruments to manage its exposure to price fluctuations associated with the purchase and sale of natural gas in its energy services business and certain transactions denominated in foreign currencies. In addition, Ashland opportunistically enters into petroleum crackspread futures to economically hedge or enhance its equity earnings and cash distributions from Refining and Marketing. Although certain of these instruments could be designated as qualifying for hedge accounting treatment, Ashland has not elected to do so. Therefore, the fair value of the derivatives is recorded on the balance sheet, with the offsetting gain or loss recognized in earnings during the period of change. The potential loss from a hypothetical 10% adverse change in commodity prices or foreign currency rates on Ashland's open commodity-based and foreign currency derivative instruments at September 30, 2001, would not significantly affect Ashland's consolidated financial position, results of operations, cash flows or liquidity.



/33/

Ashland selectively uses unleveraged interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Ashland's intent is to maintain its floating-rate exposure between 25% and 45% of total interest-bearing obligations. At September 30, 2001, Ashland had interest rate swaps outstanding that effectively convert $60 million of fixed-rate, medium-term notes to floating rates. The swaps have been designated as fair value hedges, and because the critical terms of the debt instruments and the swaps match, the hedges are assumed to be perfectly effective, with the changes in fair value of the debt and swaps offsetting.

MAP uses commodity-based futures, forwards, swaps and options to reduce the effects of price fluctuations related to the purchase and sale of crude oil, natural gas and refined products. MAP has not elected to designate these derivative instruments as qualifying for hedge accounting treatment. As a result, the changes in fair value of these derivatives are recognized in earnings during the period of change, impacting Ashland's equity income from MAP accordingly.

OUTLOOK

Currently, the economic and energy outlook is uncertain. A slowing worldwide economy has put downward pressure on energy prices and the U.S. economy has stalled. Although it is unlikely to match its record results of 2001, Ashland still expects its earnings for 2002 will be good.

At September 30, 2001, APAC's construction backlog amounted to $1.6 billion, compared to $1.4 billion at the end of fiscal 2000. Such backlog includes a 21% increase in public sector work from $1.22 billion at the end of last fiscal year to $1.48 billion at September 30, 2001. In addition, the public funding outlook is positive because infrastructure spending historically rises during economic downturns, there is a well-demonstrated need for infrastructure construction and repair, and expected increases in highway travel should generate higher dedicated tax revenues. Private contract work in the backlog declined from $179 million at the end of last year to $149 million this year, reflecting the weaker economy. On balance, APAC is expected to have a much better year in 2002. Many low-margin jobs obtained through recent acquisitions have been working their way through the backlog, and the internal restructuring and improvement initiatives that are underway should result in improved margins. While the construction business has many uncertainties due to factors such as weather, energy and asphalt costs, competition and economic conditions, APAC is expected to generate operating income in the range of $150 million to $170 million in 2002. This estimate includes a $25 million positive impact from the adoption of Financial Accounting Standards Board Statement No. 142 (FAS
142), "Goodwill and Other Intangible Assets," under which amortization of goodwill will be discontinued.

Earnings from Ashland Distribution and Ashland Specialty Chemical should rebound as the economy recovers. Although the outlook remains uncertain for industrial production, the key driver for Ashland's chemical businesses, they are well positioned and improving their relative competitive strength. Ashland Distribution is consolidating operations, and focusing on e-commerce and service-related areas that are less capital intensive. Ashland Specialty Chemical is aggressively seeking to develop new markets, both geographically and in terms of product applications, for existing product lines. The acquisition during 2001 of the former business of Neste Polyester, a producer of gelcoats that compliments the composite polymers business, was an example of that strategy.

Valvoline's profits should be comparable with or perhaps slightly below its strong performance during 2001. Valvoline generated gross profit of roughly $14 million in each of the last three years from sales of R-12 refrigerant. Based on its remaining inventories, Valvoline's gross profit from R-12 refrigerant is expected to be around half of that amount in 2002 before its inventories are depleted.

While MAP should have another strong year in 2002, Ashland does not expect MAP's earnings to equal the record results it achieved in 2001. U. S. petroleum demand is lower as a result of the slowing economy, and product supply is currently ample. As a result, refining margins are expected to soften and approximate the average levels experienced during the 1998 to 2000 timeframe. However, MAP should benefit from recent profit-enhancing projects, including the October start-up of a new coker at its Garyville, Louisiana refinery and the travel center joint venture with Pilot Corporation that was formed in September. The combined impact of these projects should contribute at least $100 million to MAP's operating income in 2002.

Ashland adopted FAS 142 as of October 1, 2001, the beginning of its fiscal 2002. Application of the nonamortization provisions of FAS 142 is expected to increase Ashland's operating income in 2002 by about $43 million ($35 million after income taxes). Amortization recognized by each of the divisions should be reduced to some extent, with expected reductions of $25 million for APAC, $1 million for Ashland Distribution, $6 million for Ashland Specialty Chemical, $1 million for Valvoline and $10 million for Refining and Marketing. Because most of the goodwill amortization was not deductible for income tax purposes, Ashland's effective income tax rate is expected to decline from an average of 40% during the last three years to about 38.5% in 2002. During 2002, Ashland will also perform the first of the required impairment tests on goodwill as of October 1, 2001. Although those tests and other transitional issues have not yet been finalized, Ashland does not believe that the initial adoption of FAS 142 will have a significant effect on its consolidated financial position or results of operations.




/34/

Ashland's sales and operating revenues are normally subject to seasonal variations. Although APAC tends to enjoy a relatively long construction season, most of its operating income is generated during the construction period of May to October. In addition, MAP experiences demand increases for gasoline during the summer driving season, for propane and distillate during the winter heating season and for asphalt during the construction season. The following table compares operating income before unusual items by quarter for the three years ended September 30, 2001 (amounts for each quarter do not necessarily total to results for the year due to rounding).

(In millions)                                                           2001            2000         1999
QUARTERLY OPERATING INCOME BEFORE UNUSUAL ITEMS
December 31                                                             $144            $111         $109
March 31                                                                  87              90           44
June 30                                                                  369             268          173
September 30                                                             251             203          170
                                                                        =================================

CONVERSION TO THE EURO

On January 1, 1999, certain members of the European Economic and Monetary Union (EMU) established fixed conversion rates between their existing currencies and the EMU's common currency, the Euro. Entities in the participating countries can conduct their business operations in either their currencies or the Euro until December 31, 2001. After that date, all non-cash transactions will be conducted in Euros and circulation of Euro notes and coins for cash transactions will commence. National notes and coins will be withdrawn no later than June 30, 2002.

Ashland conducts business in most of the participating countries and is addressing the issues associated with the Euro. The more important issues include converting information technology systems and processing accounting and tax records. Based on the progress to date, Ashland believes that its conversion to the Euro will be accomplished successfully and that the use of the Euro will not have a significant impact on the manner in which it does business and processes its accounting records. Accordingly, the use of the Euro is not expected to have a material effect on Ashland's consolidated financial position, results of operations, cash flows or liquidity.

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

Ashland uses the LIFO method to value a substantial portion of its inventories to provide a better matching of revenues with current costs. However, LIFO values such inventories below their replacement costs.

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

FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis (MD&A) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, with respect to various information in the sections entitled Capital Resources, Derivative Instruments, Outlook and Conversion to the Euro. Estimates as to operating performance and earnings are based on a number of assumptions, including those mentioned in MD&A. Such estimates are also based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, and cost of raw materials. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected in MD&A will be achieved. This forward-looking information may prove to be inaccurate and actual results may differ significantly from those anticipated if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized, or if other unexpected conditions or events occur. Other factors and risks affecting Ashland are contained in Risks and Uncertainties in Note A to the Consolidated Financial Statements and in Ashland's Form 10-K for the fiscal year ended September 30, 2001. Ashland undertakes no obligation to subsequently update or revise these forward-looking statements.



/35/

Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED INCOME

Years Ended September 30

(In millions except per share data)                                2001                     2000                       1999
REVENUES
Sales and operating revenues                                     $7,719                   $7,961                     $6,801
Equity income - Note F                                              754                      394                        351
Other income                                                         74                       81                        101
                                                                ------------------------------------------------------------
                                                                  8,547                    8,436                      7,253
COSTS AND EXPENSES
Cost of sales and operating expenses                              6,319                    6,434                      5,346
Selling, general and administrative expenses                      1,127                    1,094                      1,054
Depreciation, depletion and amortization                            250                      237                        228
                                                                ------------------------------------------------------------
                                                                  7,696                    7,765                      6,628
                                                                ------------------------------------------------------------
OPERATING INCOME                                                    851                      671                        625
Net interest and other financial costs - Note G                    (170)                    (188)                      (140)
                                                                ------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES               681                      483                        485
Income taxes - Note E                                              (275)                    (191)                      (194)
                                                                ------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                   406                      292                        291
Results from discontinued operations
     (net of income taxes) - Note B                                  19                     (218)                        (1)
                                                                ------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS AND
     CUMULATIVE EFFECT OF ACCOUNTING CHANGE                         425                       74                        290
Extraordinary loss on early retirement of debt
     (net of income taxes) - Note G                                  (3)                      (4)                         -
Cumulative effect of accounting change
     (net of income taxes) - Note A                                  (5)                       -                          -
                                                                ------------------------------------------------------------
NET INCOME                                                      $   417                   $   70                     $  290
                                                                ============================================================
EARNINGS PER SHARE - NOTE A
Basic
       Income from continuing operations                        $  5.83                   $ 4.11                     $ 3.95
       Results from discontinued operations                         .27                    (3.07)                      (.01)
       Extraordinary loss                                          (.04)                    (.05)                         -
       Cumulative effect of accounting change                      (.07)                       -                          -
                                                                ------------------------------------------------------------
       Net income                                               $  5.99                   $  .99                     $ 3.94
                                                                ============================================================
Diluted
       Income from continuing operations                        $  5.77                   $ 4.10                     $ 3.90
       Results from discontinued operations                         .26                    (3.07)                      (.01)
       Extraordinary loss                                          (.04)                    (.05)                         -
       Cumulative effect of accounting change                      (.06)                       -                          -
                                                                ------------------------------------------------------------
       Net income                                               $  5.93                   $  .98                     $ 3.89
                                                                ============================================================

See Notes to Consolidated Financial Statements.

/37/

Ashland Inc. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS

September 30

(In millions)                                                                     2001                            2000

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                       $  236                          $   67
Accounts receivable (less allowances for doubtful accounts of
      $34 million in 2001 and $25 million in 2000)                               1,185                           1,243
Inventories - Note A                                                               495                             488
Deferred income taxes - Note E                                                     126                             135
Other current assets                                                               171                             198
                                                                                ---------------------------------------
                                                                                 2,213                           2,131
INVESTMENTS AND OTHER ASSETS
Investment in Marathon Ashland Petroleum LLC (MAP) - Note F                      2,387                           2,295
Goodwill (less accumulated amortization of $142 million in 2001
      and $101 million in 2000)                                                    528                             537
Investment in Arch Coal - discontinued operations - Note B                           -                              35
Other noncurrent assets                                                            377                             351
                                                                                ---------------------------------------
                                                                                 3,292                           3,218
PROPERTY, PLANT AND EQUIPMENT
Cost
      APAC                                                                       1,290                           1,220
      Ashland Distribution                                                         359                             356
      Ashland Specialty Chemical                                                   887                             835
      Valvoline                                                                    374                             354
      Corporate                                                                    120                             114
                                                                                ---------------------------------------
                                                                                 3,030                           2,879
Accumulated depreciation, depletion and amortization                            (1,590)                         (1,457)
                                                                                ---------------------------------------
                                                                                 1,440                           1,422
                                                                                ---------------------------------------
                                                                                $6,945                          $6,771
                                                                                =======================================

See Notes to Consolidated Financial Statements.


/38/

(In millions)                                                                                    2001                    2000
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Debt due within one year
     Notes payable to financial institutions                                                  $     -                 $   180
     Commercial paper                                                                               -                      65
     Current portion of long-term debt                                                             85                      82
Trade and other payables                                                                        1,392                   1,330
Income taxes                                                                                       20                      42
                                                                                            ----------------------------------
                                                                                                1,497                   1,699
NONCURRENT LIABILITIES
Long-term debt (less current portion) - Note G                                                  1,786                   1,899
Employee benefit obligations - Note O                                                             412                     383
Deferred income taxes - Note E                                                                    440                     288
Reserves of captive insurance companies                                                           173                     179
Other long-term liabilities and deferred credits                                                  411                     358
Commitments and contingencies - Notes J and M
                                                                                            ----------------------------------
                                                                                                3,222                   3,107
STOCKHOLDERS' EQUITY - Notes G, K and L
Preferred stock, no par value, 30 million shares authorized

Common stockholders' equity
   Common stock, par value $1.00 per share
        Authorized - 300 million shares
        Issued - 69 million shares in 2001 and 70 million shares in 2000                           69                      70
     Paid-in capital                                                                              363                     388
     Retained earnings                                                                          1,920                   1,579
     Accumulated other comprehensive loss                                                        (126)                    (72)
                                                                                            ----------------------------------
                                                                                                2,226                   1,965
                                                                                            ----------------------------------
                                                                                               $6,945                  $6,771
                                                                                            ==================================

/39/

Ashland Inc. and Consolidated Subsidiaries

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                                                                                       Accumulated
                                                                                                             other
                                                      Common          Paid-in         Retained       comprehensive
(In millions)                                          stock          capital         earnings                loss         Total

BALANCE AT OCTOBER 1, 1998                               $76             $602           $1,501                $(42)       $2,137
Total comprehensive income(1)                                                              290                  (4)          286
Cash dividends, $1.10 per common share                                                     (81)                              (81)
Issued common stock under
    Stock incentive plans                                                   7                                                  7
    Acquisitions of other companies                        2               77                                                 79
Repurchase of common stock                                (6)            (222)                                              (228)
                                                        -------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1999                             72              464            1,710                 (46)        2,200
Total comprehensive income(1)                                                               70                 (26)           44
Dividends
    Cash, $1.10 per common share                                                           (78)                              (78)
    Spin-off of Arch Coal shares                                                          (123)                             (123)
Issued common stock under
    Stock incentive plans                                                   8                                                  8
    Acquisitions of other companies                                         3                                                  3
Repurchase of common stock                                (2)             (87)                                               (89)
                                                        -------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2000                             70              388            1,579                 (72)        1,965
Total comprehensive income(1)                                                              417                 (54)          363
Cash dividends, $1.10 per common share                                                     (76)                              (76)
Issued common stock under
    stock incentive plans                                  1               22                                                 23
Repurchase of common stock                                (2)             (47)                                               (49)
                                                        -------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2001                            $69             $363           $1,920               $(126)       $2,226
                                                        =========================================================================

(1) Reconciliations of net income to total comprehensive income follow.

(In millions)                                                          2001            2000             1999

NET INCOME                                                             $417             $70             $290
Minimum pension liability adjustment                                    (57)              2               13
    Related tax benefit (expense)                                        22              (1)              (5)
Unrealized translation losses                                           (21)            (37)             (11)
    Related tax benefit                                                   2              10                3
Unrealized losses on securities                                           -               -               (6)
    Related tax benefit                                                   -               -                2
                                                                     ---------------------------------------------
TOTAL COMPREHENSIVE INCOME                                             $363             $44             $286
                                                                     =============================================


At September 30, 2001, the accumulated other comprehensive loss of $126 million (after tax) was comprised of net unrealized translation losses of $83 million and a minimum pension liability of $43 million.

See Notes to Consolidated Financial Statements.

/40/

Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS

Years Ended September 30

(In millions)                                                               2001                2000               1999

CASH FLOWS FROM OPERATIONS
Income from continuing operations                                           $406                $292              $ 291
Expense (income) not affecting cash
   Depreciation, depletion and amortization                                  250                 237                228
   Deferred income taxes                                                     152                 111                103
   Equity income from affiliates                                            (754)               (394)              (351)
   Distributions from equity affiliates                                      664                 282                339
   Other items                                                                 -                 (19)                (2)
Change in operating assets and liabilities(1)                                111                 (25)              (225)
                                                                            --------------------------------------------
                                                                             829                 484                383
CASH FLOWS FROM FINANCING
Proceeds from issuance of long-term debt                                      52                 988                150
Proceeds from issuance of common stock                                        15                   5                  4
Repayment of long-term debt                                                 (169)               (675)               (59)
Repurchase of common stock                                                   (49)                (89)              (228)
Increase (decrease) in short-term debt                                      (245)                 63                 98
Dividends paid                                                               (76)                (78)               (81)
                                                                            --------------------------------------------
                                                                            (472)                214               (116)
CASH FLOWS FROM INVESTMENT
Additions to property, plant and equipment                                  (205)               (232)              (248)
Purchase of operations - net of cash acquired                                (91)               (590)               (67)
Proceeds from sale of operations                                               9                  50                 24
Other - net                                                                   13                  71                 98
                                                                            --------------------------------------------
                                                                            (274)               (701)              (193)
                                                                            --------------------------------------------
CASH PROVIDED (USED) BY CONTINUING OPERATIONS                                 83                  (3)                74
Cash provided (used) by discontinued operations                               86                 (40)                 2
                                                                            --------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             169                 (43)                76
Cash and cash equivalents - beginning of year                                 67                 110                 34
                                                                            --------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                                     $236                $ 67              $ 110
                                                                            ============================================
DECREASE (INCREASE) IN OPERATING ASSETS(1)
Accounts receivable                                                         $ 82                $ 68              $ (90)
Inventories                                                                    5                   -                (25)
Deferred income taxes                                                          5                 (25)                 1
Other current assets                                                          30                 (28)               (20)
Investments and other assets                                                 (55)               (101)               (53)
INCREASE (DECREASE) IN OPERATING LIABILITIES(1)
Trade and other payables                                                      43                 105                (79)
Income taxes                                                                   4                 (11)                 2
Noncurrent liabilities                                                        (3)                (33)                39
                                                                           ---------------------------------------------
CHANGE IN OPERATING ASSETS AND LIABILITIES                                  $111                $(25)             $(225)
                                                                           =============================================

(1)      Excludes changes resulting from operations acquired or sold.


See Notes to Consolidated Financial Statements.

/41/

Ashland Inc. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Ashland and its majority owned subsidiaries. Investments in joint ventures and 20% to 50% owned affiliates are accounted for on the equity method.

RISKS AND UNCERTAINTIES

The preparation of Ashland's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires Ashland's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items subject to such estimates and assumptions include the carrying value of long-lived and intangible assets, inventory and receivable valuation allowances, environmental, self-insurance and litigation reserves, employee benefit obligations, income recognized under construction contracts, and the ultimate realization of deferred tax assets. Actual results could differ from the estimates and assumptions used.

Ashland's results, including those of Marathon Ashland Petroleum LLC (MAP), are affected by domestic and international economic, political, legislative, regulatory and legal actions, as well as weather conditions. Economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, and changes in the prices of crude oil, petroleum products and petrochemicals, can have a significant effect on operations. Political actions may include changes in the policies of the Organization of Petroleum Exporting Countries or other developments involving or affecting oil-producing countries, including military conflict, embargoes, internal instability or actions or reactions of the U.S. government in anticipation of, or in response to, such actions. While Ashland maintains reserves for anticipated liabilities and carries various levels of insurance, Ashland could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings relating to the environment or other matters. In addition, climate and weather can significantly affect Ashland's results from several of its operations, such as APAC's construction activities and MAP's sales volumes of asphalt, propane and heating oil.

INVENTORIES

(In millions)                                                                   2001           2000

Chemicals and plastics                                                          $374           $375
Construction materials                                                            74             80
Petroleum products                                                                54             52
Other products                                                                    57             45
Supplies                                                                           6              7
Excess of replacement costs over LIFO carrying values                            (70)           (71)
                                                                                --------------------
                                                                                $495           $488
                                                                                ====================

Chemicals, plastics, petroleum products and supplies with a replacement cost of $330 million at September 30, 2001, and $327 million at September 30, 2000, are valued using the last-in, first-out (LIFO) method. The remaining inventories are stated generally at the lower of cost (using the first-in, first-out [FIFO] or average cost method) or market.

LONG-LIVED AND INTANGIBLE ASSETS

The cost of plant and equipment is depreciated by the straight-line method over the estimated useful lives of the assets. Through September 30, 2001, goodwill was amortized by the straight-line method over periods generally ranging from 15 to 40 years, with an average remaining life of 16 years. Long-lived and intangible assets are periodically reviewed for recoverability when impairment indicators are present. Recorded values that are not expected to be recovered through undiscounted future cash flows are written down to current fair value, which is generally determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale).

Goodwill amortization amounted to $42 million in 2001, $29 million in 2000 and $34 million in 1999. Such amounts included charges of $10 million in 2001 and $19 million in 1999 for goodwill write-downs related to certain operations. Results from these operations consistently had been well below the levels that were expected when they were acquired, necessitating the impairment review and resulting write-downs. In addition to these amounts, equity income includes the amortization of the excess of Ashland's investment over its underlying equity in the net assets of MAP. At September 30, 2001, such excess amounted to $359 million. Straight-line amortization of this excess, which includes a goodwill component, amounted to $26 million in 2001 and 2000 and $27 million in 1999.

In June 2001, the Financial Accounting Standards Board issued Statement No. 142 (FAS 142), "Goodwill and Other Intangible Assets." Under FAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. As permitted, Ashland adopted the statement as of October 1, 2001, the beginnning of its fiscal year. Application of the nonamortization provisions of FAS 142 is expected to increase Ashland's net income by approximately $35 million ($.50 per share) each year. During 2002, Ashland will perform the first of the required



/42/
impairment tests of goodwill and indefinite lived intangible assets as of October 1, 2001. Although those tests and other transitional issues have not yet been finalized, Ashland does not believe that the initial adoption of FAS 142 will have a significant effect on its consolidated financial position or results of operations.

ENVIRONMENTAL COSTS

Accruals for environmental costs are recognized when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Such costs are charged to expense if they relate to the remediation of conditions caused by past operations or are not expected to mitigate or prevent contamination from future operations. Accruals are recorded at undiscounted amounts based on experience, assessments and current technology, without regard to any third-party recoveries and are regularly adjusted as environmental assessments and remediation efforts continue.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (EPS) from continuing operations.

(In millions except per share data)                                                  2001              2000           1999

NUMERATOR
Numerator for basic and diluted EPS - Income from
     continuing operations                                                         $  406             $ 292          $ 291
                                                                                =============================================
DENOMINATOR
Denominator for basic EPS - Weighted average
     common shares outstanding                                                         69                71             74
Common shares issuable upon
     exercise of stock options                                                          1                 -              1
                                                                                ---------------------------------------------
Denominator for diluted EPS - Adjusted weighted
     average shares and assumed conversions                                            70                71             75
                                                                                =============================================
BASIC EPS FROM CONTINUING OPERATIONS                                                $5.83             $4.11          $3.95
DILUTED EPS FROM CONTINUING OPERATIONS                                              $5.77             $4.10          $3.90
                                                                                =============================================


DERIVATIVE INSTRUMENTS

In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." FAS 133 was amended by two other statements and was required to be adopted in years beginning after June 15, 2000. Because of Ashland's minimal use of derivatives, FAS 133 did not have a significant effect on Ashland's consolidated financial position or results of operations when it was adopted on October 1, 2000. MAP's adoption of FAS 133 on January 1, 2001, resulted in a $20 million pretax loss from the cumulative effect of this accounting change. Ashland's share of the pretax loss amounted to $8 million which, net of income tax benefits of $3 million, resulted in a loss of $5 million from the cumulative effect of this accounting change.

In accordance with FAS 133, Ashland recognizes all of its derivative instruments as either current assets or current liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or liability that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in earnings during the period of the change in fair values. For derivative instruments not designated as hedging instruments, the gain or loss on the derivative is recognized in earnings during the period of change.

Ashland selectively uses unleveraged interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Ashland's intent is to maintain its floating-rate exposure between 25% and 45% of total interest-bearing obligations. In 2001, Ashland executed two interest rate swaps that effectively convert $60 million of fixed-rate, medium-term notes to floating rates based upon three-month LIBOR. The swaps have been designated as fair value hedges, and since the critical terms of the debt instruments and the swaps match, the hedges are assumed to be perfectly effective, with the changes in fair value of the debt and swaps offsetting.

Ashland regularly uses commodity-based and foreign currency derivative instruments to manage its exposure to price fluctuations associated with the purchase and sale of natural gas in its energy services business and certain transactions denominated in foreign currencies. In addition, Ashland opportunistically enters into petroleum crackspread futures to economically hedge or enhance its equity earnings and cash distributions from Refining and Marketing. Although certain of these instruments could be designated as qualifying for hedge accounting treatment, Ashland has not elected to do so. Therefore, the fair value of the derivatives is recorded on the balance sheet, with the offsetting gain or loss recognized in earnings during the period of change.


/43/

MAP uses commodity-based futures, forwards, swaps and options to reduce the effects of price fluctuations related to the purchase and sale of crude oil, natural gas and refined products. MAP has not elected to designate these derivative instruments as qualifying for hedge accounting treatment. As a result, the changes in fair value of these derivatives are recognized in earnings during the period of change, impacting Ashland's equity income from MAP accordingly.

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

Research and development costs are expensed as incurred ($36 million in 2001, $33 million in 2000 and $30 million in 1999).

Effective October 1, 1999, APAC changed the estimated useful lives and salvage values for its construction equipment, resulting in a decrease in depreciation expense of approximately $21 million in 2000.

Certain  prior year  amounts  have been  reclassified  in the  consolidated
financial   statements  and   accompanying   notes  to  conform  with  2001
classifications.

NOTE B - DISCONTINUED OPERATIONS

On March 16, 2000, Ashland's Board of Directors approved a spin-off of 17.4 million shares of its Arch Coal Common Stock to Ashland's shareholders of record on March 24, 2000, in the form of a taxable dividend. The shares were distributed on the basis of .246097 of a share of Arch Coal for each Ashland share outstanding. The spin-off resulted in a charge to retained earnings of $123 million, with no gain or loss recorded. Ashland sold its remaining 4.7 million Arch Coal shares in a public offering during February 2001 for $86 million (after underwriting commissions). Ashland's net income
(loss) associated with Arch Coal and other discontinued operations are summarized in the following table.


(In  millions)                                                                  2001          2000           1999

INCOME (LOSS) FROM DISCONTINUED OPERATIONS
Arch Coal
     Equity loss                                                                $  -         $(246)(1)        $(2)
     Administrative expenses                                                       -            (1)            (1)
Reserves related to other discontinued operations                                (23)            -              -
GAIN (LOSS) ON DISPOSAL OF ARCH COAL
Gain on sale of stock                                                             49             -              -
Costs related to the spin-off                                                      -            (5)             -
                                                                                ----------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                                 26          (252)            (3)
INCOME TAXES
Income (loss) from discontinued operations                                         9            32              2
Gain (loss) on disposal of Arch Coal                                             (16)            2              -
                                                                                ----------------------------------
RESULTS FROM DISCONTINUED OPERATIONS                                             $19         $(218)           $(1)
                                                                                ==================================

(1) Includes a net loss of $203 million related to asset impairment and restructuring costs, largely due to the write-down of assets at Arch's Dal-Tex and Hobet 21 mining operations and certain coal reserves in central Appalachia.

/44/

NOTE C - INFORMATION BY INDUSTRY SEGMENT

Ashland's operations are conducted primarily in the United States and are managed along industry segments, which include APAC, Ashland Distribution, Ashland Specialty Chemical, Valvoline, and Refining and Marketing. Information by industry segment is shown on Pages 54 and 55.

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

Ashland Specialty Chemical manufactures and supplies specialty chemical products and services to industries including the adhesives, automotive, composites, foundry, merchant marine, paint, paper, plastics, semiconductor fabrication, watercraft and water treatment industries.

Valvoline is a marketer of premium-branded automotive and industrial oils, automotive chemicals, appearance products and services, with sales in more than 140 countries. Valvoline is engaged in the "fast oil change" business through owned and franchised service centers operating under the Valvoline Instant Oil Change name.

The Refining and Marketing segment includes Ashland's 38% ownership interest in Marathon Ashland Petroleum LLC (MAP) and other activities associated with refining and marketing. MAP was formed January 1, 1998, combining the major elements of the refining, marketing and transportation operations of Ashland and Marathon Oil Company. MAP has seven refineries with a combined crude oil refining capacity of 935,000 barrels per day, 91 light products and asphalt terminals in the Midwest and Southeast United States, more than 5,900 retail marketing outlets in 18 states and significant pipeline holdings. Ashland accounts for its interest in MAP using the equity method.

Information about Ashland's domestic and foreign operations follows. Ashland has no material operations in any individual foreign country.

                                                                                      Property, plant
                                      Revenues from external customers                  and equipment
                                    ----------------------------------             ----------------------
(In millions)                          2001           2000        1999                2001          2000

United States                        $7,526         $7,348      $6,185              $1,299        $1,300
Foreign                               1,021          1,088       1,068                 141           122
                                    ---------------------------------------------------------------------
                                     $8,547         $8,436      $7,253              $1,440        $1,422
                                    =====================================================================



NOTE D - RELATED PARTY TRANSACTIONS

Ashland sells  chemicals and lubricants to Marathon  Ashland  Petroleum LLC
(MAP) and purchases petroleum products from MAP. Such transactions are in the ordinary course of business at negotiated prices comparable to those of transactions with other customers and suppliers. In addition, Ashland leases certain facilities to MAP, and provides certain information technology and administrative services to MAP. For the year ended September 30, 2001, Ashland's sales to MAP amounted to $22 million, its purchases from MAP amounted to $258 million, and its costs charged to MAP amounted to $6 million. Comparable amounts for the year ended September 30, 2000, were $15 million, $261 million, and $8 million, and for the year ended September 30, 1999, were $8 million, $185 million, and $16 million. Ashland's
transactions   with  other   affiliates   and  related   parties  were  not
significant.

Ashland has entered into revolving credit agreements providing for short-term loans, at Ashland's discretion, to and from MAP at competitive rates. Under MAP's borrowing agreement, Ashland may loan up to $190 million to MAP. Under Ashland's borrowing agreement, MAP could invest up to 38% of its surplus cash balances with Ashland. No loans were outstanding under either agreement at September 30, 2001, and 2000. Under these agreements, Ashland paid interest expense to MAP of $4 million in 2001, $5 million in 2000 and $3 million in 1999. Interest income received from MAP was not significant.

/45/

NOTE E - INCOME TAXES

A summary of the provision for income taxes related to continuing operations follows.

(In millions)                      2001        2000           1999

Current(1)
    Federal                        $ 90        $ 57           $ 63
    State                            14           6             17
    Foreign                          19          17             11
                                  ---------------------------------
                                    123          80             91
Deferred                            152         111            103
                                  ---------------------------------
                                   $275        $191           $194
                                  =================================

(1) Income tax payments amounted to $103 million in 2001, $114 million in 2000 and $142 million in 1999.

Deferred income taxes are provided for income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences that give rise to significant deferred tax assets and liabilities follow.

(In millions)                                                        2001          2000

Employee benefit obligations                                         $177          $167
Environmental, self-insurance and litigation reserves                 148           140
Compensation accruals                                                  61            58
Uncollectible accounts receivable                                      20            13
Other items                                                            59            78
                                                                    ---------------------
Total deferred tax assets                                             465           456
                                                                    ---------------------
Property, plant and equipment                                         173           156
Investment in unconsolidated affiliates                               606           453
                                                                    ---------------------
Total deferred tax liabilities                                        779           609
                                                                    ---------------------
Net deferred tax liability                                           $314          $153
                                                                    =====================

The U.S. and foreign components of income from continuing operations before income taxes and a reconciliation of the statutory federal income tax with the provision for income taxes follow.

(In millions)                                                        2001       2000         1999
Income from continuing operations before income taxes
   United States                                                     $617       $428         $461
   Foreign                                                             64         55           24
                                                                     -------------------------------
                                                                     $681       $483         $485
                                                                     ===============================
Income taxes computed at U.S. statutory rate (35%)                   $238       $169         $169
Increase (decrease) in amount computed resulting from
   State income taxes                                                  22         14           17
   Net impact of foreign results                                        3          -            6
   Nondeductible goodwill amortization                                 12          7            2
   Other items                                                          -          1            -
                                                                     -------------------------------
Income taxes                                                         $275       $191         $194
                                                                     ===============================

/46/

NOTE F - UNCONSOLIDATED AFFILIATES

Affiliated companies accounted for on the equity method include Marathon Ashland Petroleum LLC (MAP) and various other companies. See Note C for a description of MAP. Summarized financial information reported by these affiliates and a summary of the amounts recorded in Ashland's consolidated financial statements follow. MAP is organized as a limited liability company that has elected to be taxed as a partnership. Therefore, the parents are responsible for income taxes applicable to their share of MAP's taxable income. The net income reflected below for MAP does not include any provision for income taxes that will be incurred by its parents. At September 30, 2001, Ashland's retained earnings included $169 million of undistributed earnings from unconsolidated affiliates accounted for on the equity method.


                                                                                Other
(In millions)                                                  MAP         affiliates            Total

SEPTEMBER 30, 2001
Financial position
    Current assets                                         $ 3,485               $ 80
    Current liabilities                                     (2,214)               (55)
                                                          ----------------------------
    Working capital                                          1,271                 25
    Noncurrent assets                                        4,431                 77
    Noncurrent liabilities                                    (364)               (15)
                                                         -----------------------------
    Stockholders' equity                                   $ 5,338               $ 87
                                                         =============================
Results of operations
    Sales and operating revenues                           $28,865               $207
    Income from operations                                   2,042                 21
    Net income                                               2,022                 12
Amounts recorded by Ashland
    Investments and advances                                 2,387(1)              45           $2,432
    Equity income                                              749                  5              754
    Distributions received                                     658                  6              664
                                                         =============================================

SEPTEMBER 30, 2000
Financial position
    Current assets                                         $ 3,641               $ 82
    Current liabilities                                     (2,249)               (48)
                                                         -----------------------------
    Working capital                                          1,392                 34
    Noncurrent assets                                        3,974                 92
    Noncurrent liabilities                                    (310)               (22)
                                                         -----------------------------
    Stockholders' equity                                   $ 5,056               $104
                                                         =============================
Results of operations
    Sales and operating revenues                           $27,657               $181
    Income from operations                                   1,084                 21
    Net income                                               1,092                 13
Amounts recorded by Ashland
    Investments and advances                                 2,295                 57           $2,352
    Equity income                                              389                  5              394
    Distributions received                                     279                  3              282
                                                          ============================================

SEPTEMBER 30, 1999
Results of operations
    Sales and operating revenues                           $18,965               $163
    Income from operations                                     976                 23
    Net income                                                 977                 13
Amounts recorded by Ashland
    Equity income                                              345                  6           $  351
    Distributions received                                     333                  6              339
                                                          ============================================


(1)      At  September  30,  2001,   Ashland's   investment   exceeded  its
         underlying equity in the net assets of MAP by $359 million. Straight-line amortization of this excess against equity income amounted to $26 million in 2001 and 2000 and $27 million in 1999. Amortization of the portion of this excess representing goodwill (approximately $10 million annually) ceased on October 1, 2001, when Ashland adopted FAS 142 (see Note A).



/47/

NOTE G - LONG-TERM DEBT

(In millions)                                                                              2001          2000
Medium-term notes, due 2002-2025, interest at a weighted
    average rate of 7.6% at September 30, 2001 (3.2% to 10.4%)                           $  845        $  917
8.80% debentures, due 2012                                                                  250           250
7.83% medium-term notes, Series J, due 2005                                                 229           250
Pollution control and industrial revenue bonds, due
    2002-2022, interest at a weighted average rate of 5.8%
    at September 30, 2001 (2.2% to 7.2%)                                                    201           217
6.86% medium-term notes, Series H, due 2009                                                 150           150
6.625% senior notes, due 2008                                                               150           150
Other                                                                                        46            47
                                                                                        ---------------------
                                                                                          1,871         1,981
Current portion of long-term debt                                                           (85)          (82)
                                                                                        ---------------------

                                                                                         $1,786        $1,899
                                                                                        =====================


Aggregate maturities of long-term debt are $85 million in 2002, $191 million in 2003, $68 million in 2004, $396 million in 2005 and $60 million in 2006. Certain floating-rate pollution control and industrial revenue bonds amounting to $38 million are subject to early redemptions at the holders' option, but not before October 1, 2002. These bonds are due between 2003 and 2009, and are included in maturities based on their ultimate due date.

Ashland has two revolving credit agreements providing for up to $425 million in borrowings, neither of which has been used. The agreement providing for $250 million in borrowings expires on June 2, 2004. The agreement providing for $175 million in borrowings expires on May 28, 2002. Both agreements contain a covenant limiting new borrowings. Based on Ashland's financial position at September 30, 2001, borrowings (including any borrowings under these agreements) could be increased by up to $1.5 billion. Additional permissible borrowings are increased (decreased) by 150% of any increases (decreases) in stockholders' equity.

Interest payments on all indebtedness amounted to $167 million in 2001, $189 million in 2000 and $136 million in 1999. The weighted average interest rate on short-term borrowings outstanding was 6.8% at September 30, 2000. No short-term borrowings were outstanding at September 30, 2001.

NET INTEREST AND OTHER FINANCIAL COSTS

(In millions)                                                                        2001              2000              1999
Interest expense                                                                     $162              $191              $141
Expenses on sales of accounts receivable (see Note H)                                   8                 6                 -
Other financial costs                                                                   2                 1                 -
Interest income                                                                        (2)              (10)               (1)
                                                                                     ----------------------------------------
                                                                                     $170              $188              $140
                                                                                     ========================================


EXTRAORDINARY LOSS

During 2001, Ashland repurchased $71 million of Series J medium-term notes. The repurchase premium and write-off of unamortized deferred debt issuance expenses resulted in pretax charges totaling $5 million which, net of income tax benefits of $2 million, resulted in an extraordinary loss on early retirement of debt of $3 million.

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


/48/

NOTE H - SALE OF ACCOUNTS RECEIVABLE

On March 15, 2000, Ashland entered into a five-year agreement to sell, on an ongoing basis and without recourse, up to a $200 million undivided interest in a designated pool of accounts receivable. Under the terms of the agreement, new receivables are added to the pool and collections reduce the pool. Since inception, interests totaling $150 million have been sold on a continuous basis. The proceeds from the initial sale were reflected as a reduction of accounts receivable on Ashland's balance sheet and as cash flows from operations (included in change in operating assets and liabilities) on Ashland's cash flow statement. The costs of these sales are based on the buyer's short-term borrowing rates and approximated 3.5% at September 30, 2001, and 6.9% at September 30, 2000.

NOTE I - FINANCIAL INSTRUMENTS

DERIVATIVE INSTRUMENTS

Ashland uses interest rate swaps and commodity-based and foreign currency derivative instruments as described in Note A. The fair value of open contracts was not significant at September 30, 2001, and 2000.

FAIR VALUES

The carrying amounts and fair values of Ashland's significant financial instruments at September 30, 2001, and 2000, are shown below. The fair values of cash and cash equivalents, investments of captive insurance companies, notes payable to financial institutions and commercial paper approximate their carrying amounts. The fair values of long-term debt are based on quoted market prices or, if market prices are not available, the present values of the underlying cash flows discounted at Ashland's incremental borrowing rates.

                                                                         2001                                     2000
                                                          -------------------------------           -------------------------------
                                                           Carrying                 Fair               Carrying               Fair
(In millions)                                                amount                value                 amount              value
Assets
    Cash and cash equivalents                                $  236               $  236                 $   67             $   67
    Investments of captive insurance companies(1)                20                   20                     28                 28
Liabilities
    Notes payable to financial institutions                       -                    -                    180                180
    Commercial paper                                              -                    -                     65                 65
    Long-term debt (including current portion)                1,871                2,025                  1,981              2,014
                                                          =========================================================================

(1)      Included in other noncurrent  assets in the  Consolidated  Balance
         Sheets.

NOTE J - LEASES

Ashland and its subsidiaries are lessees in noncancelable leasing agreements for office buildings, warehouses, transportation equipment, storage facilities, retail outlets, manufacturing facilities and other equipment and properties which expire at various dates. Capitalized lease obligations are not significant and are included in long-term debt. Future minimum rental payments at September 30, 2001, and rental expense under operating leases follow.

(In millions)

Future minimum rental payments                    Rental expense                  2001                  2000                1999
------------------------------------              -------------------------------------------------------------------------------
2002                         $  46
2003                            40                Minimum rentals
2004                            32                  (including rentals under
2005                            28                  short-term leases)            $119                  $115                $103
2006                            21                Contingent rentals                 5                     5                   5
Later years                    103                Sublease rental income            (2)                   (2)                 (3)
------------------------------------              -------------------------------------------------------------------------------
                              $270                                                $122                  $118                 $105
====================================              ===============================================================================

/49/

NOTE K - CAPITAL STOCK

From time to time, Ashland's Board of Directors has authorized the purchase of shares of Ashland common stock in the open market. As of September 30, 2001, Ashland could purchase an additional 3.9 million shares under previous authorizations.

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

At September 30, 2001, 500,000 shares of cumulative preferred stock are reserved for potential issuance under the Shareholder Rights Plan and 6.7 million common shares are reserved for issuance under outstanding stock options.

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

                                                                      2001                2000              1999
Pro forma
   Net income (in millions)                                          $ 414               $  66             $ 286
   Basic earnings per share                                           5.94                 .93              3.88
   Diluted earnings per share                                         5.88                 .92              3.84
                                                                    --------------------------------------------
Weighted average fair value per share of options granted             $7.38               $7.26             $7.97
                                                                    --------------------------------------------
Assumptions (weighted average)
   Risk-free interest rate                                             4.1%                6.1%              6.0%
   Expected dividend yield                                             3.0%                3.3%              3.0%
   Expected volatility                                                24.4%               22.9%             21.0%
   Expected life (in years)                                            5.0                 5.0               5.0
                                                                     ============================================

A progression of activity and various other information relative to stock options is presented in the following table.

                                                   2001                       2000                          1999
                                         -----------------------      ---------------------       --------------------------
                                                   Weighted avg.              Weighted avg.                    Weighted avg.
                                         Common     option price       Common  option price       Common        option price
(In thousands except per share data)     shares        per share       shares     per share       shares           per share

Outstanding - beginning of year(1)        6,380           $38.01        6,381        $38.34        4,965              $38.82
Granted                                   1,001            36.38          506         32.96        1,590               36.97
Exercised                                  (572)           30.06         (195)        30.75         (120)              34.55
Canceled                                    (74)           41.04         (312)        41.26          (54)              49.75
                                        ------------------------------------------------------------------------------------
Outstanding - end of year(1)              6,735           $38.41        6,380        $38.01        6,381              $38.34
                                        ====================================================================================
Exercisable - end of year                 4,803           $39.36        4,684        $38.53        4,348              $37.65
                                        ====================================================================================


(1) Shares of common stock available for future grants of options or awards amounted to 4,812,000 at September 30, 2001, and 3,670,000 at September 30, 2000. Exercise prices per share for options outstanding at September 30, 2001, ranged from $23.88 to $33.88 for 1,745,000 shares, from $35.88 to $43.13 for 3,704,000 shares, and from $48.00 to $53.38 for 1,286,000 shares. The weighted average remaining contractual life of the options was 6.4 years.


/50/

NOTE M - LITIGATION, CLAIMS AND CONTINGENCIES

Ashland is subject to various federal, state and local environmental laws and regulations that require environmental assessment or remediation efforts (collectively environmental remediation) at multiple locations. At September 30, 2001, such locations included 99 waste treatment or disposal sites where Ashland has been identified as a potentially responsible party under Superfund or similar state laws, approximately 130 current and former operating facilities (including certain operating facilities conveyed to
MAP) and about 1,200 service station properties. Ashland's reserves for environmental remediation amounted to $176 million at September 30, 2001, and $163 million at September 30, 2000. Such amounts reflect Ashland's estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are reasonably estimable, without regard to any third-party recoveries.

Environmental remediation reserves are subject to numerous inherent uncertainties that affect Ashland's ability to estimate its share of the ultimate costs of the required remediation efforts. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. Reserves are regularly adjusted as environmental remediation continues.

None of the remediation locations is individually material to Ashland as its largest reserve for any site is under $10 million. As a result, Ashland's exposure to adverse developments with respect to any individual site is not expected to be material, and these sites are in various stages of the ongoing environmental remediation process. Although environmental remediation could have a material effect on results of operations if a series of adverse developments occurs in a particular quarter or fiscal year, Ashland believes that the chance of such developments occurring in the same quarter or fiscal year is remote.

During 1999, Ashland entered into settlement agreements with certain of its insurance carriers over the coverage provided under historical insurance policies with respect to environmental liabilities. Under those settlements, the carriers paid lump sum amounts to Ashland in exchange for releases of their present and future obligations associated with environmental liabilities. As a result of those agreements, Ashland recorded pretax income of $43 million.

In addition to the environmental matters described above, there are pending or threatened against Ashland and its current and former subsidiaries various claims, lawsuits and administrative proceedings. Such actions are with respect to commercial matters, product liability, toxic tort liability, numerous asbestos claims, and other environmental matters, which seek remedies or damages some of which are for substantial amounts. While these actions are being contested, their outcome is not predictable with assurance and could be material to results of operations in the period they are recognized. However, Ashland does not believe that any liability resulting from these actions and environmental remediation after taking into consideration expected recoveries from insurers, contributions by other responsible parties and amounts already provided for, will have a material adverse effect on its consolidated financial position, cash flows or liquidity.

NOTE N - ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

In October 1999, Ashland completed its tender offer for Superfos a/s, a Denmark based industrial company. In November 1999, in a series of transactions, Ashland sold the businesses of Superfos, other than its U.S. construction operations, to a unit of Industri Kapital, a European private equity fund. Ashland's net cost for the U.S. construction business of Superfos was approximately $533 million, of which $315 million was assigned to goodwill and was being amortized on a straight-line basis over a 20-year period through September 30, 2001. Prior to Ashland's acquisition, these operations generated sales and operating revenues of $557 million and operating income of $30 million during the year ended September 30, 1999. In addition, several smaller acquisitions were made by APAC and Ashland Specialty Chemical in 2000, two of which included the issuance of $3 million in Ashland common stock.

During 2001, Ashland Specialty Chemical acquired Neste Polyester's unsaturated polyester resins and gelcoats business and assets from Dynea Oy. Several smaller acquisitions were also completed by APAC and Ashland Specialty Chemical in 2001. During 1999, APAC acquired 14 construction businesses, six of which included the issuance of $79 million in Ashland common stock. These acquisitions were accounted for as purchases and did not have a significant effect on Ashland's consolidated financial statements.

DIVESTITURES

During  2001,  APAC  sold  certain   grading  and  utilities   construction
operations. During 2000, APAC sold certain concrete and block plants and Ashland Distribution sold its plastics compounding business in Italy. In 1999, Valvoline sold its used oil collection business. None of these divestitures had a significant effect on Ashland's consolidated financial statements.


/51/

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

                                                                 Pension benefits
                                            ------------------------------------------------------
                                                     2001                        2000                        Other postretirement
                                            ------------------------    --------------------------                 benefits
                                            Qualified   Nonqualified    Qualified    Nonqualified          -----------------------
(In millions)                                   plans          plans        plans           plans           2001             2000

CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at October 1                 $595           $ 87         $529             $88           $269             $262
Service cost                                       35              2           35               2             11                9
Interest cost                                      46              7           40               7             22               19
Retiree contributions                               -              -            -               -              7                5
Benefits paid                                     (28)            (5)         (24)             (7)           (28)             (25)
Other-primarily actuarial loss (gain)              67             12           15              (3)            52               (1)
                                            -------------------------------------------------------------------------------------
Benefit obligations at September 30              $715           $103         $595             $87           $333             $269
                                            =====================================================================================

CHANGE IN PLAN ASSETS
Value of plan assets at October 1                $506           $  -         $429             $ -           $  -             $  -
Actual return on plan assets                      (40)             -           50               -              -                -
Employer contributions                             76              5           46               7             21               20
Retiree contributions                               -              -            -               -              7                5
Benefits paid                                     (28)            (5)         (24)             (7)           (28)             (25)
Other                                               4              -            5               -              -                -
                                             ------------------------------------------------------------------------------------
Value of plan assets at September 30             $518           $  -         $506             $ -           $  -             $  -
                                             ====================================================================================

FUNDED STATUS OF THE PLANS
Under (over) funded accumulated
     obligation                                  $ 53           $ 91         $(29)            $73           $333             $269
Provision for future salary increases             144             12          118              14              -                -
                                             ------------------------------------------------------------------------------------
Excess of obligations over plan assets            197            103           89              87            333              269
Unrecognized actuarial loss                      (186)           (44)         (35)            (27)           (56)              (6)
Unrecognized prior service
     credit (cost)                                 (3)             -           (4)              -             24               31
                                             ------------------------------------------------------------------------------------
Net liability recognized                         $  8           $ 59          $50             $60           $301             $294
                                             ====================================================================================

BALANCE SHEET LIABILITIES (ASSETS)
Prepaid benefit costs                                   $ (4)                        $ (3)                  $  -             $  -
Accrued benefit liabilities                              144                          127                    301              294
Intangible assets                                         (2)                           -                      -                -
Accumulated other
     comprehensive loss                                  (71)                         (14)                     -                -
                                             ------------------------------------------------------------------------------------
Net liability recognized                                $ 67                         $110                   $301             $294
                                             ====================================================================================

ASSUMPTIONS AS OF SEPTEMBER 30
Discount rate                                           7.25%                        7.75%                  7.25%            7.75%
Rate of compensation increase                           5.00                         5.00                   5.00             5.00
Expected return on plan assets                          9.00                         9.00                      -                -
                                             ====================================================================================



/52/

The  following   table   details  the   components  of  pension  and  other
postretirement benefit costs.

                                              Pension benefits                               Other postretirement benefits
                                      -----------------------------------               ---------------------------------------
(In millions)                          2001          2000           1999                2001              2000             1999

Service cost                            $37           $37            $34                 $11               $ 9              $ 8
Interest cost                            53            47             41                  22                19               18
Expected return on plan assets          (48)          (39)           (34)                  -                 -                -
Other amortization and deferral           4             5              5                  (6)               (9)              (7)
                                       ------------------------------------------------------------------------------------------
                                        $46           $50            $46                 $27               $19              $19
                                       ==========================================================================================

Ashland amended nearly all of its retiree health care plans in 1992 to place a cap on its contributions and to adopt a cost-sharing method based upon years of service. The cap limits Ashland's contributions to base year per capita costs, plus annual increases of up to 4.5% per year. These amendments reduced Ashland's obligations under its retiree health care plans, with the reduction amortized to income over approximately 12 years. The remaining credit at September 30, 2001, amounted to $22 million, and will be amortized over approximately three years in declining amounts from $8 million in 2002 to $6 million in 2004.

OTHER PLANS

Ashland sponsors a qualified savings plan to assist eligible employees in providing for retirement or other future needs. Under that plan, Ashland contributes up to 4.2% of a participating employee's earnings. Company contributions amounted to $16 million in 2001 and $15 million in both 2000 and 1999.

NOTE P - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents quarterly financial information and per share data relative to Ashland's common stock.

Quarters ended                                    December 31            March 31            June 30            September 30
                                               ----------------      ----------------   -----------------    ------------------
(In millions except per share data)              2000      1999        2001      2000     2001       2000      2001        2000
Sales and operating revenues                   $1,878    $1,897      $1,659    $1,822   $2,053     $2,103    $2,129      $2,140
Operating income                                  144       111          87        90      369        268       251         203

Income from continuing operations              $   59    $   40      $   26    $   25   $  197     $  129    $  125      $   97
Results from discontinued operations                -      (206)         25       (12)       -          -        (6)          -
Extraordinary loss                                  -         -           -        (2)       -          -        (3)         (1)
Cumulative effect of accounting change              -         -          (5)        -        -          -         -           -
                                               --------------------------------------------------------------------------------
Net income (loss)                              $   59    $ (166)     $   46    $   11   $  197     $  129    $  116      $   96

Basic earnings (loss) per share
    Continuing operations                      $  .84    $  .56      $  .37    $  .35   $ 2.82     $ 1.83    $ 1.79      $ 1.38
    Discontinued operations                         -     (2.88)        .35      (.16)       -          -      (.09)          -
    Extraordinary loss                              -         -           -      (.03)       -          -      (.04)       (.02)
    Cumulative effect of accounting change          -         -        (.06)        -        -          -         -           -
                                               --------------------------------------------------------------------------------
    Net income (loss)                          $  .84    $(2.32)     $  .66    $  .16   $ 2.82     $ 1.83    $ 1.66      $ 1.36

Diluted earnings (loss) per share
    Continuing operations                      $  .84    $  .55      $  .37    $  .35   $ 2.79     $ 1.83    $ 1.77      $ 1.38
    Discontinued operations                         -     (2.87)        .35      (.16)       -          -      (.09)          -
    Extraordinary loss                              -         -           -      (.03)       -          -      (.04)       (.02)
    Cumulative effect of accounting change          -         -        (.06)        -        -          -         -           -
                                               --------------------------------------------------------------------------------
    Net income (loss)                          $  .84    $(2.32)     $  .66    $  .16   $ 2.79     $ 1.83    $ 1.64      $ 1.36

Common cash dividends per share                $ .275    $ .275      $ .275    $ .275   $ .275     $ .275    $ .275      $ .275

Market price per common share
    High                                        36.24     35.94       41.35     35.63    44.25      37.06     44.05       37.19
    Low                                         30.63     30.31       34.39     28.63    37.15      31.19     35.53       31.44
                                               ================================================================================



/53/

Ashland Inc. and Consolidated Subsidiaries
INFORMATION BY INDUSTRY SEGMENT

Years Ended September 30

(In millions)                                                        2001                    2000                   1999
REVENUES
Sales and operating revenues
    APAC                                                           $2,624                  $2,505                 $1,678
    Ashland Distribution                                            2,849                   3,214                  2,925
    Ashland Specialty Chemical                                      1,248                   1,283                  1,263
    Valvoline                                                       1,092                   1,077                  1,059
    Intersegment sales(1)
        Ashland Distribution                                          (26)                    (38)                   (35)
        Ashland Specialty Chemical                                    (66)                    (78)                   (84)
        Valvoline                                                      (2)                     (2)                    (5)
                                                                   -----------------------------------------------------
                                                                    7,719                   7,961                  6,801
Equity income
    Ashland Specialty Chemical                                          4                       4                      5
    Valvoline                                                           1                       1                      1
    Refining and Marketing                                            749                     389                    345
                                                                   -----------------------------------------------------
                                                                      754                     394                    351
Other income
    APAC                                                               13                      21                     12
    Ashland Distribution                                               15                       9                      6
    Ashland Specialty Chemical                                         27                      30                     19
    Valvoline                                                           6                       7                      6
    Refining and Marketing                                              7                       6                      8
    Corporate                                                           6                       8                     50
                                                                   -----------------------------------------------------
                                                                       74                      81                    101
                                                                   -----------------------------------------------------
                                                                   $8,547                  $8,436                 $7,253
                                                                   =====================================================

OPERATING INCOME
APAC                                                               $   55                  $  140                 $  108
Ashland Distribution                                                   35                      70                     37 (2)
Ashland Specialty Chemical                                             58                      95                    107
Valvoline                                                              81                      78                     74
Refining and Marketing(3)                                             707                     361                    206 (4)
    Inventory valuation adjustments(5)                                  -                       -                    117
Corporate                                                             (85)                    (73)                   (24)(6)
                                                                   -----------------------------------------------------
                                                                   $  851                  $  671                 $  625
                                                                   =====================================================

ASSETS
APAC                                                               $1,574                  $1,654                 $  996
Ashland Distribution                                                  961                   1,047                    917
Ashland Specialty Chemical                                            944                     888                    878
Valvoline                                                             642                     573                    561
Refining and Marketing                                              2,452                   2,352                  2,229
Corporate(7)                                                          372                     257                    843
                                                                   -----------------------------------------------------
                                                                   $6,945                  $6,771                 $6,424
                                                                   =====================================================

/54/

(In millions)                                                          2001                   2000                    1999

INVESTMENT IN EQUITY AFFILIATES
APAC                                                                 $    -                 $   10                  $   10
Ashland Specialty Chemical                                               36                     40                      33
Valvoline                                                                 9                      7                       6
Refining and Marketing                                                2,387                  2,295                   2,172
                                                                     -----------------------------------------------------
                                                                     $2,432                 $2,352                  $2,221
                                                                     =====================================================
EXPENSE (INCOME) NOT AFFECTING CASH
Depreciation, depletion and amortization
    APAC                                                             $  133                 $  129                  $   89
    Ashland Distribution                                                 27                     23                      44(8)
    Ashland Specialty Chemical                                           56                     49                      53
    Valvoline                                                            23                     23                      26
    Corporate                                                            11                     13                      16
                                                                     -----------------------------------------------------
                                                                        250                    237                     228
Other noncash items(9)
    APAC                                                                 14                      9                       -
    Ashland Distribution                                                 (1)                    (3)                     (6)
    Ashland Specialty Chemical                                            5                      3                       8
    Valvoline                                                             4                      -                      (1)
    Refining and Marketing                                               21                    (17)                     93
    Corporate                                                            19                    (12)                     (5)
                                                                     -----------------------------------------------------
                                                                         62                    (20)                     89
                                                                     -----------------------------------------------------
                                                                     $  312                 $  217                  $  317
                                                                     =====================================================
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
APAC                                                                 $   92                 $   98                  $  104
Ashland Distribution                                                     15                     18                      30
Ashland Specialty Chemical                                               57                     82                      70
Valvoline                                                                29                     25                      26
Corporate                                                                12                      9                      18
                                                                     -----------------------------------------------------
                                                                     $  205                 $  232                  $  248
                                                                     =====================================================

(1)      Intersegment  sales are accounted  for at prices that  approximate market value.
(2) Includes a $21 million charge for asset impairment related to European plastics distribution operations.
(3)      Includes  Ashland's  equity  income  from  MAP,   amortization  of
         Ashland's excess investment in MAP, and other activities associated with refining and marketing.
(4) Includes a $10 million charge for severance and other costs related to the formation of MAP.
(5) Represents Ashland's share of inventory adjustments due to changes in MAP's inventory market valuation reserve. The reserve reflects the excess of the LIFO cost of MAP's crude oil and refined product inventories over their net realizable values.
(6)      Includes $43 million in environmental insurance recoveries.
(7) Includes principally cash, cash equivalents, investments of captive insurance companies and investment in discontinued operations.
(8) Includes a charge of $19 million to write down goodwill related to European plastics distribution operations.
(9) Includes deferred taxes, equity income from affiliates net of distributions, and other items not affecting cash.

/55/

Ashland Inc. and Consolidated Subsidiaries
FIVE-YEAR SELECTED FINANCIAL INFORMATION

Years Ended September 30

(In millions except per share data)                         2001             2000               1999            1998           1997
SUMMARY OF OPERATIONS
Revenues
     Sales and operating revenues
      (including excise taxes)                            $7,719           $7,961             $6,801          $6,534        $12,833
     Equity income                                           754              394                351             304             14
     Other income                                             74               81                101              70             89
Costs and expenses
     Cost of sales and operating expenses                 (6,319)          (6,434)            (5,346)         (5,299)        (9,810)
     Excise taxes on products and merchandise                  -                -                  -               -           (992)
     Selling, general and administrative expenses         (1,127)          (1,094)            (1,054)         (1,006)        (1,350)
     Depreciation, depletion and amortization               (250)            (237)              (228)           (181)          (348)
                                                          -------------------------------------------------------------------------
Operating income                                             851              671                625             422            436
Net interest and other financial costs                      (170)            (188)              (140)           (130)          (142)
                                                          -------------------------------------------------------------------------
Income from continuing operations
     before income taxes                                     681              483                485             292            294
Income taxes                                                (275)            (191)              (194)           (114)          (125)
                                                          -------------------------------------------------------------------------
Income from continuing operations                            406              292                291             178            169
Results from discontinued operations                          19             (218)                (1)             25            119
                                                          -------------------------------------------------------------------------
Income before extraordinary loss and
     cumulative effect of accounting change                  425               74                290             203            288
Extraordinary loss on early retirement of debt                (3)              (4)                 -               -             (9)
Cumulative effect of accounting change                        (5)               -                  -               -              -
                                                          -------------------------------------------------------------------------
Net income                                                $  417           $   70             $  290          $  203        $   279
                                                          =========================================================================
BALANCE SHEET INFORMATION
Working capital
     Current assets                                       $2,213           $2,131             $2,059          $1,828        $ 2,720
     Current liabilities                                   1,497            1,699              1,396           1,361          2,028
                                                          -------------------------------------------------------------------------
                                                          $  716           $  432             $  663          $  467        $   692
                                                          -------------------------------------------------------------------------
Total assets                                              $6,945           $6,771             $6,424          $6,082        $ 6,462
                                                          -------------------------------------------------------------------------
Capital employed
     Debt due within one year                             $   85           $  327             $  219          $  125        $    49
     Long-term debt (less current portion)                 1,786            1,899              1,627           1,507          1,356
     Stockholders' equity                                  2,226            1,965              2,200           2,137          2,024
                                                          -------------------------------------------------------------------------
                                                          $4,097           $4,191             $4,046          $3,769        $ 3,429
                                                          =========================================================================
CASH FLOW INFORMATION
Cash flows from operations                                $  829           $  484             $  383          $  354        $   552
Additions to property, plant and equipment                   205              232                248             274            356
Cash dividends                                                76               78                 81              84             86
                                                          =========================================================================
COMMON STOCK INFORMATION
Diluted earnings per share
     Income from continuing operations                    $ 5.77           $ 4.10             $ 3.90          $  2.31       $  2.23
     Net income                                             5.93              .98               3.89             2.63          3.64
Cash dividends per share                                    1.10             1.10               1.10             1.10          1.10
                                                          =========================================================================



/56/