Form 10-K, Exhibit 13
period 2002-09-30
ASHLAND INC
filed 2002-12-03
CIK 7694

Ashland Inc. and Consolidated Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS
Years Ended September 30



(In millions)                                                              2002          2001           2000


SALES AND OPERATING REVENUES
APAC                                                                     $2,652        $2,624         $2,505
Ashland Distribution                                                      2,535         2,849          3,214
Ashland Specialty Chemical                                                1,290         1,248          1,283
Valvoline                                                                 1,152         1,092          1,077
Intersegment sales                                                          (86)          (94)          (118)
                                                                         ------------------------------------
                                                                         $7,543        $7,719         $7,961
                                                                         ====================================

OPERATING INCOME
APAC                                                                     $  122        $   55         $  140
Ashland Distribution                                                          1            35             70
Ashland Specialty Chemical                                                   87            58             95
Valvoline                                                                    77            81             78
Refining and Marketing(1)                                                   143           707            361
Corporate                                                                   (92)          (85)           (73)
                                                                         ------------------------------------
                                                                         $  338        $  851         $  671
                                                                         ====================================


OPERATING INFORMATION
APAC
   Construction backlog at September 30 (millions)(2)                    $1,691        $1,629         $1,397
   Hot-mix asphalt production (million tons)                               36.7          36.7           35.0
   Aggregate production (million tons)                                     31.0          28.7           27.8
   Ready-mix concrete production (million cubic yards)                      2.1           2.3            2.6
Ashland Distribution(3)
   Sales per shipping day (millions)                                     $ 10.1        $ 11.2         $ 12.8
   Gross profit as a percent of sales                                      16.0%         15.9%          15.6%
Ashland Specialty Chemical(3)
   Sales per shipping day (millions)                                     $  5.1        $  5.0         $  5.1
   Gross profit as a percent of sales                                      36.0%         33.8%          34.7%
Valvoline lubricant sales (million gallons)                               194.4         183.0          189.6
Refining and Marketing(4)
   Crude oil refined (thousand barrels per day)                             930           912            892
   Refined products sold (thousand barrels per day)(5)                    1,321         1,302          1,309
   Refining and wholesale marketing margin (per barrel)(6)               $ 1.82        $ 5.17         $ 2.63
   Speedway SuperAmerica (SSA)
      Retail outlets at September 30                                      2,063         2,145          2,288
      Gasoline and distillate sales (million gallons)                     3,622         3,587          3,742
      Gross margin - gasoline and distillates (per gallon)               $.1040        $.1218         $.1284
      Merchandise sales (millions)                                       $2,381        $2,186         $2,143
      Merchandise margin (as a percent of sales)                           24.2%         23.3%          24.5%
                                                                         ====================================

(1) Includes Ashland's equity income from Marathon Ashland Petroleum LLC (MAP), amortization related to Ashland's excess investment in MAP, and other activities associated with refining and marketing.

(2)      Includes   APAC's   proportionate   share   of  the   backlog   of
         unconsolidated joint ventures.

(3) Sales are defined as sales and operating revenues. Gross profit is defined as sales and operating revenues, less cost of sales and operating expenses, and depreciation and amortization relative to manufacturing assets.

(4) Amounts represent 100% of MAP's operations, in which Ashland owns a 38% interest.

(5) Total average daily volume of all refined product sales to MAP's wholesale, branded and retail (SSA) customers.

(6) Sales revenue less cost of refinery inputs, purchased products and manufacturing expenses, including depreciation.

RESULTS OF OPERATIONS

Ashland's net income (including discontinued operations and the cumulative effect of accounting changes) amounted to $117 million in 2002, $417 million in 2001 and $70 million in 2000. Income from continuing operations (which excludes discontinued operations and the cumulative effect of accounting changes) amounted to $129 million in 2002, $403 million in 2001 and $288 million in 2000. As discussed in Note A to the Consolidated Financial Statements, Ashland adopted FASB Statement No. 142 (FAS 142), "Goodwill and Other Intangible Assets," as of October 1, 2001. Since goodwill is not amortized under FAS 142, Ashland's reported results for 2002 are not comparable with previous years. The following table compares reported results with pro forma financial information assuming that Ashland adopted FAS 142 as of October 1, 1999.

(In millions)                                                              2002          2001           2000
------------------------------------------------------------------------------------------------------------
OPERATING INCOME
   As reported                                                             $338          $851           $671
   Pro forma                                                                338           903            710
INCOME FROM CONTINUING OPERATIONS
   As reported                                                              129           403            288
   Pro forma                                                                129           448            320
                                                                           =================================

Prior to the change in accounting for goodwill, Ashland's segments recognized goodwill amortization of $42 million in 2001 ($25 million for APAC, $7 million for Ashland Distribution, $9 million for Ashland Specialty Chemical and $1 million for Valvoline) and $29 million in 2000 ($22 million for APAC, $1 million for Ashland Distribution, $5 million for Ashland Specialty Chemical and $1 million for Valvoline). In addition, part of Ashland's excess investment in Marathon Ashland Petroleum LLC (MAP) was accounted for as goodwill and was being amortized at a rate of $10 million a year prior to the adoption of FAS 142.

APAC

The APAC construction companies generated operating income of $122 million in 2002, compared to $55 million in 2001. The improvement reflects the net effects of better operating results, the change in accounting for goodwill, costs associated with APAC's business process redesign initiative, and a non-recurring charge of $18 million related to the Manassas, Virginia division that reduced last year's earnings. Earnings from construction jobs and the asphalt plants improved, reflecting better margins. These margin improvements resulted from more efficient production and favorable weather conditions, lower costs for liquid asphalt, fuel and power, and the prior year completion of most of the low-margin work obtained in acquisitions. Goodwill amortization amounted to $25 million in 2001, but the expense reduction from eliminating that amortization was largely offset by costs of $17 million in 2002 associated with the process redesign initiative.

Operating income from APAC amounted to $55 million in 2001, compared to $140 million in 2000. The decline resulted principally from unusually severe winter weather in most of APAC's operating regions, weak construction margins and a charge of $18 million to correct improper recognition of construction contract earnings at its Manassas division. Net construction job revenue (total revenue less subcontract costs) was about flat, while production of hot-mix asphalt and aggregate were both up modestly. The sale of certain operations in September 2000 resulted in a decline in the production of ready-mix concrete. However, the levels of construction activity and material production were less important factors than the conditions under which the work took place (extreme cold and precipitation) that made the processes highly inefficient. Construction contract margins were also depressed as many low-margin jobs obtained in acquisitions worked their way through the backlog, and the level of higher-margin private work declined as a result of the economic slowdown.

(Bar graph showing APAC's operating income for 2000, 2001 and 2002)

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

ASHLAND DISTRIBUTION

Operating income of Ashland Distribution amounted to $1 million in 2002, compared to $35 million in 2001. Overall sales were off 11%, reflecting weak markets and internal execution problems related to the implementation of an enterprise resource planning system. Of all of Ashland's businesses, Ashland Distribution is the most sensitive to industrial output, which remains soft in comparison to prior years. However, sales in the September 2002 quarter exceeded last year's amount for that period and were also up 13% from the low point experienced in the December 2001 quarter. Economic improvements and vigorous efforts to improve service across-the-board with new processes are continuing to occur. Reported results include income of $7 million from the settlement of a sorbate class action antitrust suit in 2002, compared to $11 million from a similar class action involving citric acid in 2001. Results for 2001 also included charges of $7 million for goodwill amortization and write-offs prior to the change in accounting.

Operating income from Ashland Distribution amounted to $35 million in 2001, compared to $70 million in 2000. Overall sales declined 11%, principally reflecting the challenging economic environment and a slowdown in key customer markets. The unfavorable economic conditions also led to higher credit losses, particularly for the North American plastics distribution and energy services divisions. However, the effects of these declines were partially offset by expense reductions and various margin improvement efforts. Such efforts resulted in higher earnings from three distribution business units - industrial chemicals, fine ingredients and European plastics distribution. Results of Ashland Distribution for 2001 reflect a goodwill write-off of $6 million and other asset impairment charges, the combination of which was largely offset by the proceeds of $11 million from the citric acid settlement.

(Bar graph showing Ashland Distribution's operating income for 2000, 2001 and 2002)

ASHLAND SPECIALTY CHEMICAL

Operating income from Ashland Specialty Chemical increased to $87 million in 2002, a 50% increase compared to its recession-weakened results of $58 million in 2001. Despite softness in unit volumes, Ashland Specialty Chemical has achieved steady improvement throughout the year. Results improved from performance materials (unsaturated polyester resins, foundry chemicals and adhesives) and water treatment chemicals and services. In addition, the semiconductor industry is continuing to recover from its worldwide downturn during 2001. As a result, electronic chemicals had a much better performance in the last half of 2002 even though results from that division were still down for the year. Results of Ashland Specialty Chemical for 2001 included a charge of $9 million for goodwill amortization and write-downs prior to the change in accounting.

(Bar graph showing Ashland Specialty Chemical's operating income for 2000, 2001 and 2002)

Ashland Specialty Chemical's operating income amounted to $58 million in 2001, compared to $95 million in 2000. Earnings from marine and water treatment chemicals were up, but these improvements were more than offset by significant declines in other business units that are more sensitive to a weak economy, including foundry products, specialty adhesives, maleic anhydride and polyester resins. Profits from electronic chemicals also deteriorated sharply as 2001 progressed, reflecting the worldwide downturn in the semiconductor manufacturing industry. Results of Ashland Specialty Chemical for 2001 reflect a goodwill write-down of $4 million and minor asset impairment charges.

VALVOLINE

Operating income from Valvoline was $77 million in 2002, compared to $81 million in 2001. The decline was attributable entirely to lower sales of R-12 automotive refrigerant that contributed essentially no gross profit to 2002 results, compared to $13 million in 2001. However, strong results from core lubricants, automotive chemicals and international operations, as well as a record year from Valvoline Instant Oil Change (VIOC), largely offset the reduced earnings from sales of R-12. Lubricant volumes were up 6% and sales of premium lubricants continued to grow. Increasing numbers of premium oil changes using MaxLife, Durablend and SynPower also contributed to VIOC's record year. Earnings from automotive chemicals and international operations both recovered strongly from their weakened levels in 2001.

(Bar graph showing Valvoline's operating income for 2000, 2001 and 2002)

At September 30, 2002, VIOC operated 363 company-owned service centers, compared to 364 centers in 2001 and 358 centers in 2000. The VIOC franchising program continues to expand, with 335 centers open at September 30, 2002, compared to 311 centers in 2001 and 272 centers in 2000. VIOC's future growth will continue to focus principally on expanding the number of franchised rather than company-owned centers.

Valvoline's operating income increased from $78 million in 2000 to $81 million in 2001. Results from the core lubricants business and Eagle One were up, offsetting declines from other businesses. Although domestic sales of Valvoline branded motor oil were comparable to 2000, sales of premium motor oils, such as MaxLife, continued to grow at a rapid rate. Sales of Eagle One products were up 16%, and its operating income amounted to more than 10% of its revenues. Results from international operations were down as sales volumes fell, with Europe experiencing the largest decline. Results from VIOC improved during the September 2001 quarter, but were down slightly from 2000, which included gains on the sale of certain company-owned service centers. Earnings from automotive chemicals and antifreeze suffered from lower margins.

REFINING AND MARKETING

Operating income from Refining and Marketing, which consists primarily of equity income from Ashland's 38% ownership interest in MAP, was $143 million in 2002, down from a record $707 million in 2001. Equity income from MAP's refining and wholesale marketing operations was down $585 million due principally to weak refining margins. The reduction of $3.35 a barrel in MAP's refining and wholesale marketing margin resulted from an industry-wide decline in demand for petroleum products and a narrow differential between sweet and sour crude oil prices. Sour crude oils typically account for about 60% of MAP's crude oil slate. Equity income from MAP's retail operations (Speedway SuperAmerica and a 50% interest in the Pilot Travel Centers joint venture) improved slightly, reflecting the net effects of higher sales volumes of products and merchandise, improved merchandise margins and lower product margins. Equity income from MAP for 2001 also included a charge of $10 million for goodwill amortization.

(Bar graph showing Refining and Marketing operating income for 2000, 2001 and 2002)

Operating income from Refining and Marketing amounted to a record $707 million in 2001, compared to $361 million in 2000. Equity income from MAP's refining and wholesale marketing operations was up $404 million, reflecting the net effects of strong refining margins, a slight reduction in refined product sales and higher operating and administrative expenses. The increase of $2.54 a barrel in MAP's refining and wholesale marketing margin reflected tight product supplies during much of 2001 in its primary Midwest market. However, equity income from MAP's retail operations declined by $40 million. The decline principally reflects lower product margins and volumes, reduced earnings from merchandise sales and higher operating expenses.

CORPORATE

Corporate expenses were $92 million in 2002, $85 million in 2001 and $73 million in 2000. The increase in 2001 principally reflects higher incentive and deferred compensation costs. Although such costs were down in 2002, the effects were more than offset by higher administrative expenses and additional reserves for environmental, litigation and severance costs.

NET INTEREST AND OTHER FINANCIAL COSTS

The following table summarizes the components of net interest and other financial costs.

(In millions)                                                              2002          2001           2000
------------------------------------------------------------------------------------------------------------
NET INTEREST AND OTHER FINANCIAL COSTS
Interest expense                                                           $135          $162           $191
Expenses on sales of accounts receivable                                      4             8              6
Loss on early retirement of debt                                              -             5              6
Other financial costs                                                         3             2              1
Interest income                                                              (4)           (2)           (10)
                                                                           ---------------------------------
                                                                           $138          $175           $194
                                                                           =================================

The decreases in Ashland's interest expense during this period resulted principally from reductions in the average level of debt outstanding. However, lower interest rates also brought the expense down from prior year levels by $9 million in 2002 and $4 million in 2001. Expenses on sales of accounts receivable also reflect lower interest rates since that program was implemented in March 2000.

INCOME TAXES

Ashland's overall effective income tax rate amounted to 35.5% in 2002, 40.4% in 2001 and 39.6% in 2000. The tax rate declined in 2002 principally as a result of the accounting change for goodwill, reduced state income taxes and a lower tax rate on foreign results. The accounting change eliminated the amortization for financial reporting purposes, and most of that amortization was not deductible for income tax purposes. In addition, state income tax rates actually experienced were lower than those previously assumed in the deferred tax calculations. Those reductions resulted from changing apportionment factors related to MAP's earnings and the use of tax loss carryforwards in various jurisdictions that had not been recognized in prior years due to uncertainties as to their ultimate realization.

DISCONTINUED OPERATIONS AND ACCOUNTING CHANGES

During 2000, Ashland spun-off the majority of its shares of Arch Coal common stock to Ashland's shareholders. Ashland subsequently sold its remaining Arch Coal shares in a public offering in February 2001. Any net income or loss associated with Arch Coal (including the costs of the spin-off) is included in discontinued operations. The loss of $218 million in 2000 associated with Arch Coal included $203 million related to asset impairment and restructuring costs. The net gain of $19 million in 2001 represents an after-tax gain of $33 million on the sale of the Arch Coal shares, less after-tax charges of $14 million from reserves related to other discontinued operations.

As a result of the adoption of FAS 142, Ashland recognized an impairment loss of $12 million after income taxes in 2002 related to the goodwill of Ashland Distribution. In addition, the cumulative effect of the change in the method of accounting for derivatives by MAP resulted in an after-tax charge to Ashland of $5 million in 2001.

FINANCIAL POSITION
LIQUIDITY

Cash flows from operations, a major source of Ashland's liquidity, amounted to $188 million in 2002, $829 million in 2001 and $484 million in 2000. Such amounts include cash distributions from MAP of $196 million in 2002, $658 million in 2001 and $279 million in 2000. MAP operates on a calendar year basis and is organized as a limited liability company that has elected to be taxed as a partnership. As a result, Ashland pays income taxes on most of its share of the taxable earnings reported by MAP in the following year, creating additional variability in Ashland's cash flows from year to year. Income taxes paid by Ashland related to MAP's earnings amounted to $239 million in 2002, $157 million in 2001 and $54 million in 2000.

Cash flows from operations for 2000 were increased by proceeds of $150 million from the sale of receivables (reflected as part of the change in operating assets and liabilities). Over the last three years, cash flows from operations have exceeded Ashland's capital requirements for net property additions and dividends by nearly $750 million, providing additional funds for debt reductions, stock purchases and acquisitions.

Ashland's financial position has enabled it to obtain capital for its financing needs and to maintain investment grade ratings on its senior debt of Baa2 from Moody's and BBB from Standard & Poor's. Ashland has two revolving credit agreements providing for up to $425 million in borrowings, neither of which has been used. Furthermore, Ashland has access to the commercial paper markets and various uncommitted lines of credit. While the revolving credit agreements contain a covenant limiting new borrowings based on Ashland's stockholders' equity, these agreements would have permitted an additional $1.4 billion of borrowings at September 30, 2002. Additional permissible borrowings are increased (decreased) by 150% of any increase (decrease) in stockholders' equity.

At September 30, 2002, working capital (excluding debt due within one year) amounted to $615 million, compared to $788 million at the end of 2001. Ashland's working capital is affected by its use of the LIFO method of inventory valuation. That method valued inventories below their replacement costs by $65 million at September 30, 2002, and $70 million at September 30, 2001. Liquid assets (cash, cash equivalents and accounts receivable) amounted to 78% of current liabilities at September 30, 2002, compared to 94% at the end of 2001.

CAPITAL RESOURCES

Property additions amounted to $622 million during the last three years and are summarized in the Information by Industry Segment on page 61. For that period, APAC accounted for 48% of Ashland's capital expenditures, while Ashland Specialty Chemical accounted for an additional 28%. Capital used for acquisitions (including assumed debt and companies acquired through the issuance of common stock) amounted to $705 million during the last three years, of which $623 million was invested in APAC, $79 million in Ashland Specialty Chemical and $3 million in Valvoline. A summary of the capital employed in Ashland's operations follows.


(In millions)                                                              2002          2001           2000
------------------------------------------------------------------------------------------------------------
CAPITAL EMPLOYED
APAC                                                                     $1,039        $1,047         $1,156
Ashland Distribution                                                        459           470            574
Ashland Specialty Chemical                                                  610           612            597
Valvoline                                                                   343           389            333
Refining and Marketing                                                    1,818         1,654          1,679
                                                                         -----------------------------------
                                                                         $4,269        $4,172         $4,339
                                                                         ===================================

Long-term borrowings provided cash flows of nearly $1.1 billion during the last three years, including the issuance of $600 million in debt related to the acquisition of the construction operations of Superfos and $457 million of medium-term notes. The proceeds from these long-term borrowings were used in part to retire $984 million of long-term debt, including the $600 million of Superfos-related debt. Debt retirements included scheduled maturities, as well as prepayments or refundings to reduce interest costs. Cash flows were supplemented as necessary by the issuance of short-term notes and commercial paper.


During 2002, Ashland reduced its total debt by $64 million to $1.8 billion. However, stockholders' equity also declined during 2002 by $53 million to $2.2 billion. Ashland's net income of $117 million for 2002 was more than offset by cash dividends of $76 million, common stock purchases of $42 million and a noncash charge of $88 million to recognize an additional pension liability. On balance, debt as a percent of capital employed was reduced slightly from 45.7% at the end of 2001 to 45.4% at September 30, 2002.


At September 30, 2002, Ashland's debt included $151 million of floating-rate obligations, including short-term commercial paper of $10 million and $141 million of long-term debt, and the interest rates on an additional $153 million of fixed-rate, medium-term notes were effectively converted to floating rates through interest rate swap agreements. In addition, Ashland's costs under its sale of receivables program and various operating leases are based on the floating-rate interest costs on $268 million of third-party debt underlying those transactions. As a result, Ashland was exposed to fluctuations in short-term interest rates on $572 million of debt obligations at September 30, 2002.


Ashland and its subsidiaries are lessees of office buildings, retail outlets, transportation and off-road construction equipment, warehouses and storage facilities, and other equipment, facilities and properties under leasing agreements that expire at various dates. Capitalized lease obligations are not significant and are included in long-term debt. Aggregate maturities of long-term debt and minimum rental payments under operating leases are summarized below for each of the periods shown.


(In millions)                                         Total         2003  2004-2005  2006-2007    After 2007
------------------------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS
Long-term debt                                       $1,797         $191       $464       $185       $   957
Operating leases                                        262           47         73         47            95
                                                     -------------------------------------------------------
                                                     $2,059         $238       $537       $232        $1,052
                                                     =======================================================

Under various operating leases, Ashland has guaranteed the residual value of the underlying leased property. If Ashland had cancelled those leases as of September 30, 2002, its maximum obligations under the related residual value guarantees would have amounted to $137 million. Ashland does not expect to incur any significant charge to earnings under these guarantees, $74 million of which relates to real estate. These lease agreements are with unrelated third party lessors and Ashland has no additional contractual or other commitments to any parties to the leases.


Ashland has also guaranteed 38% of MAP's payments for certain crude oil purchases, up to a maximum guarantee of $86 million. At September 30, 2002, Ashland's contingent liability under this guarantee amounted to $72 million. Ashland has not made and does not expect to make any payments under this guarantee.


During 2000, Ashland entered into a five-year agreement to sell, on an ongoing basis and with limited recourse, up to a $200 million undivided interest in a designated pool of accounts receivable. Under the terms of the agreement, new receivables are added to the pool and collections reduce the pool. Since inception, interests totaling $150 million have been sold on a continuous basis. Ashland retains a credit interest in these receivables and addresses its risk of loss on this retained interest in its allowance for doubtful accounts. Receivables sold exclude defaulted accounts (as defined) or concentrations over certain limits with any one customer.


Earnings before interest, taxes, depreciation and amortization (EBITDA) is a widely accepted financial indicator of a company's ability to incur and service debt. Ashland's EBITDA, which represents operating income plus depreciation, depletion and amortization, amounted to $558 million in 2002, $1.1 billion in 2001 and $908 million in 2000. EBITDA should not be considered in isolation or as an alternative to net income, operating income, cash flows from operations, or a measure of profitability, liquidity or performance under generally accepted accounting principles.


From time to time, Ashland's Board of Directors has authorized the purchase of shares of Ashland common stock in the open market. As of September 30, 2002, Ashland could purchase an additional 2.7 million shares under previous authorizations. The number of shares ultimately purchased and the prices Ashland will pay for its stock are subject to periodic review by management.


During 2003, Ashland expects capital expenditures of approximately $165 million. Ashland anticipates meeting its capital requirements during 2003 for property additions, dividends and scheduled debt repayments of $191 million from internally generated funds. However, external financing may be necessary to provide funds for acquisitions or other corporate purposes.


APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of Ashland's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that are subject to such estimates and assumptions include long-lived assets, employee benefit obligations, reserves for asbestos litigation and environmental remediation, and income recognized under construction contracts. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ significantly from the estimates under different assumptions or conditions. Management has reviewed the estimates affecting these items with the Audit Committee of Ashland's Board of Directors.

LONG-LIVED ASSETS

The cost of plant and equipment is depreciated by the straight-line method over the estimated useful lives of the assets. Useful lives are based on historical experience and are adjusted when changes in planned use, technological advances or other factors show that a different life would be more appropriate. Such costs are periodically reviewed for recoverability when impairment indicators are present. Such indicators include, among other factors, operating losses, unused capacity, market value declines and technological obsolescence. Recorded values of plant and equipment that are not expected to be recovered through undiscounted future net cash flows are written down to current fair value, which is generally determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale). Although circumstances can change considerably over time, Ashland is not aware of any impairment indicators that would necessitate periodic reviews on any significant asset within its plant and equipment at this time.

Goodwill and other intangible assets with indefinite lives are subject to annual impairment tests. As a result of Ashland's initial impairment test under FAS 142, the entire goodwill of $14 million of Ashland Distribution was written off in 2002. Ashland's reporting units are generally synonymous with its industry segments, except that the individual operating divisions of Ashland Specialty Chemical are also considered reporting units under FAS
142.  Since  market  prices of  Ashland's  reporting  units are not readily available, management makes various estimates and assumptions in determining the estimated fair values of those units. Fair values are based principally on EBITDA multiples of peer group companies for each of these reporting units. Except for the goodwill of Ashland Distribution, the tests indicated that the fair values of each of Ashland's remaining reporting units with significant goodwill were in excess of their carrying values by at least 20%.

EMPLOYEE BENEFIT OBLIGATIONS

Ashland and its subsidiaries sponsor noncontributory, defined benefit pension plans that cover substantially all employees. Benefits under these plans are generally based on employees' years of service and compensation during the years immediately preceding their retirement. In addition, these companies also sponsor other postretirement benefit plans, which provide health care and life insurance benefits for eligible employees who retire or are disabled. Retiree contributions to Ashland's health care plans are adjusted periodically, and the plans contain other cost-sharing features, such as deductibles and coinsurance. Life insurance plans are generally noncontributory.

The principal assumptions used to determine Ashland's pension and other postretirement benefit costs are the discount rate, the salary adjustment rate and the expected return on plan assets. Nearly all of Ashland's retiree health care plans contain a cap that limits Ashland's contributions to base year per capita costs, plus annual increases of up to 4.5% per year. Ashland believes that medical inflation will continue at a rate in excess of 4.5% for the immediate future and, as a result, no explicit assumption was required as to the expected rate of future medical inflation.

The discount rates used to determine the present value of future pension payments, medical costs and life insurance benefits are based on the yields on high-quality, fixed-income investments (such as Moody's Aa-rated corporate bonds), as adjusted for the longer duration of Ashland's pension and other postretirement benefit obligations. The present values of Ashland's future pension and other postretirement obligations were determined using discount rates of 6.75% at September 30, 2002, and 7.25% at September 30, 2001. Ashland's expense under these plans is determined using the discount rate as of the beginning of the fiscal year, which amounted to 7.25% for 2002, 7.75% for both 2001 and 2000, and will be 6.75% for 2003.

The salary adjustment rate and the expected return on plan assets were assumed to be 5% and 9% for each of the last three years, and those factors will also be used to determine Ashland's costs for 2003. The salary assumption has been indicative of actual results for the last few years, but actual returns on plan assets have been below the expected amounts during two of the last three years. For 2002, the pension plan assets generated a loss of 6.7%, compared to a loss of 7.1% in 2001 and income of 12.3% in 2000. However, the expected return on plan assets is designed to be a long-term assumption that will be subject to considerable year-to-year variability by its inherent nature. Ashland has generated compounded annual investment returns of 2.1% and 7.3% on its pension plan assets over the last five and ten year periods. Although those returns are well below the long-term assumption, they were measured with the ending point amidst a two-year period of declining stock prices that accompanied depressed economic conditions. For the five and ten year periods that ended in September 2000 prior to this adverse investment climate, the compounded annual investment returns on Ashland's pension plan assets were 11.4% and 12.4%.

Shown below are the estimated increases in pension and other postretirement costs that would have resulted from a 1% change in the principal assumptions for each of the last three years.


(In millions)                                                              2002          2001           2000
------------------------------------------------------------------------------------------------------------
INCREASE IN PENSION COSTS FROM
Decrease in the discount rate                                               $21           $15            $14
Increase in the salary adjustment rate                                       10             6              6
Decrease in the expected return on plan assets                                5             5              4
INCREASE IN OTHER POSTRETIREMENT COSTS FROM
Decrease in the discount rate                                                 4             3              2
                                                                           =================================

                                    38

ASBESTOS-RELATED LITIGATION

Ashland is subject to liabilities from claims alleging personal injury caused by exposure to asbestos. Those claims result primarily from indemnification obligations undertaken in 1990 in connection with the sale of Riley Stoker Corporation (Riley), a former subsidiary. Ashland's reserve for asbestos claims amounted to $202 million at September 30, 2002, and reflects the estimated costs on an undiscounted basis that will be incurred over an extended period to resolve open claims.

The reserve for asbestos claims is based on assumptions and estimates derived from currently known facts. However, projecting future events, such as the average cost of resolving the open claims, is subject to numerous variables that are extremely difficult to predict. These variables include the type and severity of the disease alleged by each claimant, dismissal rates, future costs of medical treatment, the impact of bankruptcies of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards.

Insurance provides reimbursements for most of the litigation defense and claim settlement costs incurred, and coverage-in-place agreements exist with the insurance carriers that provide substantially all of the coverage that is currently being accessed. The amounts not recoverable are generally due from insurers that are insolvent, rather than as a result of uninsured claims or the exhaustion of the insurance coverage. At September 30, 2002, the receivable for recoveries of litigation defense and claim settlement costs from insurers amounted to $196 million, including $24 million related to costs previously incurred.

Ashland believes that insurance will cover the majority of the costs that will be incurred on open and future asbestos claims. Equitas Limited (Equitas) and other London companies currently provide about 59% of the insurance coverage, and this percentage could decline over time to around 44% if higher layers of coverage provided by other carriers have to be accessed. The remaining 41% of the coverage is currently provided by five companies, all of which are rated A or higher by A. M. Best Company. Depending upon the level of costs that are ultimately incurred, the non-London coverage could ultimately expand to about 25 insurance companies or groups. Companies or groups that provide about 90% of this coverage are also rated A or higher.

Ashland has not recognized a reserve for future asbestos claims that may be asserted. Although additional claim filings are expected, Ashland does not have sufficient information to make a reasonable estimate of the number of new claims that might be filed. Furthermore, any predictions about the other variables discussed previously are subject to even greater uncertainty as the projection period lengthens. Ashland has retained the services of professional advisors to assist management in the estimation of projected liabilities and probable insurance recoveries for future asbestos claims. Results of that effort are expected to be available during the quarter ending March 31, 2003.


Although coverage limits are resolved in the coverage-in-place agreement with Equitas and the other London companies, there is a disagreement with these companies over the timing of recoveries. Depending upon the assumptions made with respect to the projected payments to settle future claims, an unfavorable resolution of this disagreement could materially affect the present value of additional insurance recoveries from those companies. Until such time as this disagreement is resolved, Ashland will use the less favorable interpretation of this agreement in estimating such insurance recoveries.

ENVIRONMENTAL REMEDIATION

Ashland is subject to various federal, state and local environmental laws and regulations that require environmental assessment or remediation efforts (collectively environmental remediation) at multiple locations. At September 30, 2002, such locations included 97 waste treatment or disposal sites where Ashland has been identified as a potentially responsible party under Superfund or similar state laws, approximately 140 current and former operating facilities (including certain facilities conveyed to MAP) and about 1,220 service station properties. Ashland's reserves for environmental remediation amounted to $169 million at September 30, 2002, and reflect its estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are reasonably estimable, without regard to any third-party recoveries. Engineering studies, probability techniques, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs, in determining the estimated reserves for environmental remediation.

Environmental remediation reserves are subject to numerous inherent uncertainties that affect Ashland's ability to estimate its share of the costs. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. Ashland regularly adjusts its reserves as environmental remediation continues.

None of the remediation locations is individually material to Ashland as its largest reserve for any site is less than $10 million. As a result, Ashland's exposure to adverse developments with respect to any individual site is not expected to be material, and these sites are in various stages of ongoing remediation. Although environmental remediation could have a material effect on results of operations if a series of adverse developments occurs in a particular quarter or fiscal year, Ashland believes that the chance of such developments occurring in the same quarter or fiscal year is remote.

CONSTRUCTION CONTRACTS

Income related to construction contracts is generally recognized by the units-of-production method, which is a variation of the percentage-of-completion method. Construction jobs by their very nature are subject to numerous risks that could create variances from expectations. Such risks include changes in raw material and other costs, adverse weather conditions and the performance of subcontractors and other entities. Income is only known for certain after a job is completed, and the extent of completion can be difficult to assess in certain circumstances.

The extent of completion for each production phase is determined by reference to material quantities, labor hours, subcontract costs or other factors that are believed to be most indicative of the progress made under each phase of a project. Revenues earned are computed by reference to the extent of completion and either the contract or detailed analyses of revenues and expenses by production phase that supported the related construction contract or bid proposal. These detailed analyses also serve as early indicators as to whether a construction contract may ultimately be completed at a loss. Any anticipated losses on such contracts are charged against operations as soon as such losses are determined to be probable and estimable.

Assumptions concerning the extent of completion can have a significant affect on the income recognized on an individual construction project in any period. However, the effects of individual assumptions on APAC's reported results are mitigated to a large extent by the significant number of jobs in various stages of completion at any point in time.


DERIVATIVE INSTRUMENTS

Ashland selectively uses unleveraged interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Ashland's intent is to maintain its floating-rate exposure between 25% and 45% of total interest-bearing obligations. At September 30, 2002, Ashland held interest rate swaps that effectively converted the interest rates on $153 million of fixed-rate, medium-term notes to floating rates based upon three-month LIBOR. The swaps have been designated as fair value hedges, and since the critical terms of the debt instruments and the swaps match, the hedges are assumed to be perfectly effective, with the changes in fair value of the debt and swaps offsetting.

Ashland regularly uses commodity-based and foreign currency derivative instruments to manage its exposure to price fluctuations associated with the purchase and sale of natural gas in its energy services business and certain transactions denominated in foreign currencies. In addition, Ashland opportunistically enters into petroleum crackspread futures to economically hedge or enhance its equity earnings and cash distributions from MAP. Although certain of these instruments could be designated as qualifying for hedge accounting treatment, Ashland has not elected to do so. Therefore, the fair value of the derivatives is recorded on the balance sheet, with the offsetting gain or loss recognized in earnings during the period of change. The potential loss from a hypothetical 10% adverse change in commodity prices or foreign currency rates on Ashland's open commodity-based and foreign currency derivative instruments at September 30, 2002, would not significantly affect Ashland's consolidated financial position, results of operations, cash flows or liquidity.

MAP uses commodity-based futures, forwards, swaps and options to reduce the effects of price fluctuations on purchases and sales of crude oil, natural gas and refined products. MAP has not elected to designate these derivative instruments as qualifying for hedge accounting treatment. As a result, the changes in fair value of these derivatives are recognized in earnings during the period of change, impacting Ashland's equity income from MAP accordingly.


OUTLOOK

Ashland's strategy has consistently been to strengthen its wholly owned businesses, maintain a strong financial position and manage its investment in MAP for growth in earnings and cash distributions. In October 2002, management announced the following eight-point plan to bring this strategy into sharper focus and improve Ashland's profitability.

o Identify and divest assets that cannot achieve desired market strength as part of Ashland.

o Increase revenues and profits, largely through organic means, by expanding in existing or adjacent product and geographic markets, primarily in APAC and Ashland Specialty Chemical.

o Reduce debt over time to a target of 35% of capital employed from a current level of about 45%. In the near term, debt reduction will be emphasized over stock repurchases and growth investments.

o        Reduce general and administrative expenses by $25 million a year.

o Improve returns from Ashland Distribution or pursue strategic alternatives for this business.

o Increase returns from APAC, achieving a 10% after-tax return on capital employed by fiscal 2004.

o        Capture value from the MAP investment through cash distributions.

o        Improve  organizational  effectiveness  by using common  processes
         across  all  of   Ashland's   businesses   to  improve   operating
         efficiency.

In October, APAC announced a strategic reorganization of operations to become more competitive in each of its markets and more efficient. APAC's first priority is to complete this effort and finish implementing its ongoing business process redesign initiative. In addition, Ashland Distribution has completely redesigned the way it goes to market by restructuring its sales organization, consolidating its marketing into regional territories and changing its processes to become more efficient and customer service oriented.

At September 30, 2002, APAC's construction backlog amounted to $1.7 billion, compared to $1.6 billion at the end of 2001. Public sector work in the backlog increased 5% during the year from $1.5 billion to $1.6 billion, and the public funding outlook remains positive. Private contract work declined from $149 million at the end of 2001 to $136 million this year, reflecting the weaker economy.

Ashland's sales and operating revenues are normally subject to seasonal variations. Although APAC tends to enjoy a relatively long construction season, most of its operating income is generated during the construction period of May to October. In addition, MAP experiences demand increases for gasoline during the summer driving season, for propane and distillate during the winter heating season and for asphalt during the construction season. The following table compares operating income by quarter for the three years ended September 30, 2002 (amounts for each quarter do not necessarily total to results for the year due to rounding).

(In millions)                                                              2002          2001           2000
------------------------------------------------------------------------------------------------------------
QUARTERLY OPERATING INCOME (LOSS)
December 31                                                                $ 98          $144           $111
March 31                                                                     (1)           87             90
June 30                                                                     137           369            268
September 30                                                                104           251            203
                                                                           =================================

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

FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis (MD&A) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, with respect to various information in the sections entitled Capital Resources, Application of Critical Accounting Policies, Derivative Instruments and Outlook. Estimates as to operating performance and earnings are based on a number of assumptions, including those mentioned in MD&A. Such estimates are also based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, and cost of raw materials. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected in MD&A will be achieved. This forward-looking information may prove to be inaccurate and actual results may differ significantly from those anticipated if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized, or if other unexpected conditions or events occur. Other factors and risks affecting
Ashland are contained in Risks and Uncertainties in Note A to the Consolidated Financial Statements and in Ashland's Form 10-K for the fiscal year ended September 30, 2002. Ashland undertakes no obligation to subsequently update or revise these forward-looking statements.

Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED INCOME
Years Ended September 30

(In millions except per share data)                                        2002          2001           2000

REVENUES
Sales and operating revenues                                             $7,543        $7,719         $7,961
Equity income - Note D                                                      181           754            394
Other income                                                                 68            74             81
                                                                         -----------------------------------
                                                                          7,792         8,547          8,436
COSTS AND EXPENSES
Cost of sales and operating expenses                                      6,049         6,319          6,434
Selling, general and administrative expenses                              1,185         1,127          1,094
Depreciation, depletion and amortization                                    220           250            237
                                                                         -----------------------------------
                                                                          7,454         7,696          7,765
                                                                         -----------------------------------
OPERATING INCOME                                                            338           851            671
Net interest and other financial costs - Note E                            (138)         (175)          (194)
                                                                         -----------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                       200           676            477
Income taxes - Note J                                                       (71)         (273)          (189)
                                                                         -----------------------------------
INCOME FROM CONTINUING OPERATIONS                                           129           403            288
Results from discontinued operations (net of income taxes) - Note N           -            19           (218)
                                                                         -----------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES                       129           422             70
Cumulative effect of accounting changes (net of income taxes) - Note A      (12)           (5)             -
                                                                         -----------------------------------
NET INCOME                                                               $  117        $  417         $   70
                                                                         ===================================

EARNINGS PER SHARE - NOTE A
Basic
   Income from continuing operations                                     $ 1.86        $ 5.79         $ 4.06
   Results from discontinued operations                                       -           .27          (3.07)
   Cumulative effect of accounting changes                                 (.17)         (.07)             -
                                                                         -----------------------------------
   Net income                                                            $ 1.69        $ 5.99         $  .99
                                                                         ===================================

Diluted
   Income from continuing operations                                     $ 1.83        $ 5.73         $ 4.05
   Results from discontinued operations                                       -           .26          (3.07)
   Cumulative effect of accounting changes                                 (.16)         (.06)             -
                                                                         -----------------------------------
   Net income                                                            $ 1.67        $ 5.93         $  .98
                                                                         ===================================

See Notes to Consolidated Financial Statements.

Ashland Inc. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
September 30

(In millions)                                                                            2002           2001

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                              $   90        $   236
Accounts receivable (less allowances for doubtful accounts of
   $35 million in 2002 and $34 million in 2001)                                         1,089          1,201
Inventories - Note A                                                                      485            495
Deferred income taxes - Note J                                                            122            134
Other current assets                                                                      139            171
                                                                                       ---------------------
                                                                                        1,925          2,237
INVESTMENTS AND OTHER ASSETS
Investment in Marathon Ashland Petroleum LLC (MAP) - Note D                             2,350          2,387
Goodwill                                                                                  521            528
Other noncurrent assets                                                                   512            539
                                                                                       ---------------------
                                                                                        3,383          3,454
PROPERTY, PLANT AND EQUIPMENT
Cost
   APAC                                                                                 1,358          1,290
   Ashland Distribution                                                                   360            359
   Ashland Specialty Chemical                                                             906            887
   Valvoline                                                                              379            374
   Corporate                                                                              115            120
                                                                                       ---------------------
                                                                                        3,118          3,030
Accumulated depreciation, depletion and amortization                                   (1,701)        (1,590)
                                                                                       ---------------------
                                                                                        1,417          1,440
                                                                                       ---------------------
                                                                                       $6,725         $7,131
                                                                                       =====================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Debt due within one year
   Commercial paper                                                                    $   10         $    -
   Current portion of long-term debt                                                      191             85
Trade and other payables                                                                1,285          1,429
Income taxes                                                                               25             20
                                                                                       ---------------------
                                                                                        1,511          1,534
NONCURRENT LIABILITIES
Long-term debt (less current portion) - Note E                                          1,606          1,786
Employee benefit obligations - Note O                                                     509            412
Deferred income taxes - Note J                                                            256            448
Reserves of captive insurance companies                                                   166            173
Other long-term liabilities and deferred credits                                          504            552
Commitments and contingencies - Notes F and M
                                                                                       ---------------------
                                                                                        3,041          3,371
STOCKHOLDERS' EQUITY - NOTES E, K AND L
Preferred stock, no par value, 30 million shares authorized                                 -              -
Common stock,par value $1.00 per share, 300 millon shares authorized
   Issued - 68 million shares in 2002 and 69 million shares in 2001                        68             69
Paid-in capital                                                                           338            363
Retained earnings                                                                       1,961          1,920
Accumulated other comprehensive loss                                                     (194)          (126)
                                                                                       ---------------------
                                                                                        2,173          2,226
                                                                                       ---------------------
                                                                                       $6,725         $7,131
                                                                                       =====================

See Notes to Consolidated Financial Statements.

Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                                                                  Accumulated
                                                                                        other
                                           Common       Paid-in       Retained  comprehensive
(In millions)                               stock       capital       earnings           loss          Total

BALANCE AT OCTOBER 1, 1999                  $ 72           $464         $1,710          $ (46)        $2,200
Total comprehensive income(1)                                               70            (26)            44
Dividends
   Cash, $1.10 per common share                                            (78)                          (78)
   Spin-off of Arch Coal shares                                           (123)                         (123)
Issued common stock under
   Stock incentive plans                                      8                                            8
   Acquisitions of other companies                            3                                            3
Repurchase of common stock                    (2)           (87)                                         (89)
                                            ----------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2000                 70            388          1,579            (72)         1,965
Total comprehensive income(1)                                              417            (54)           363
Cash dividends, $1.10 per common share                                     (76)                          (76)
Issued common stock under
   stock incentive plans                       1             22                                           23
Repurchase of common stock                    (2)           (47)                                         (49)
                                            ----------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2001                 69            363          1,920           (126)         2,226
Total comprehensive income(1)                                              117            (68)            49
Cash dividends, $1.10 per common share                                     (76)                          (76)
Issued common stock under
   stock incentive plans                                     16                                           16
Repurchase of common stock                    (1)           (41)                                         (42)
                                            ----------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2002               $ 68           $338         $1,961          $(194)        $2,173
                                            ================================================================

(1) Reconciliations of net income to total comprehensive income follow.



(In millions)                                2002          2001            2000

Net income                                  $ 117          $417             $70
Minimum pension liability adjustment         (144)          (57)              2
   Related tax benefit (expense)               56            22              (1)
Unrealized translation gains (losses)          19           (21)            (37)
   Related tax benefit                          1             2              10
                                            -----------------------------------
Total comprehensive income                  $  49          $363             $44
                                            ===================================

At September 30, 2002, the accumulated other comprehensive loss of $194 million (after tax) was comprised of net unrealized translation losses of $63 million and a minimum pension liability of $131 million.




See Notes to Consolidated Financial Statements.

Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS
Years Ended September 30

(In millions)                                                              2002          2001           2000

CASH FLOWS FROM OPERATIONS
Income from continuing operations                                         $ 129          $403           $288
Expense (income) not affecting cash
   Depreciation, depletion and amortization                                 220           250            237
   Deferred income taxes                                                   (119)          152            111
   Equity income from affiliates                                           (181)         (754)          (394)
   Distributions from equity affiliates                                     201           664            282
   Other items                                                                -             5            (19)
Change in operating assets and liabilities(1)                               (62)          109            (21)
                                                                          ----------------------------------
                                                                            188           829            484
CASH FLOWS FROM FINANCING
Proceeds from issuance of long-term debt                                     55            52            988
Proceeds from issuance of common stock                                       11            15              5
Repayment of long-term debt                                                (140)         (169)          (675)
Repurchase of common stock                                                  (42)          (49)           (89)
Increase (decrease) in short-term debt                                       10          (245)            63
Dividends paid                                                              (76)          (76)           (78)
                                                                          ----------------------------------
                                                                           (182)         (472)           214
CASH FLOWS FROM INVESTMENT
Additions to property, plant and equipment                                 (185)         (205)          (232)
Purchase of operations - net of cash acquired                               (15)          (91)          (590)
Proceeds from sale of operations                                              -             9             50
Other - net                                                                  26            13             71
                                                                          ----------------------------------
                                                                           (174)         (274)          (701)
                                                                          ----------------------------------
CASH PROVIDED (USED) BY CONTINUING OPERATIONS                              (168)           83             (3)
Cash provided (used) by discontinued operations                              22            86            (40)
                                                                          ----------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           (146)          169            (43)
Cash and cash equivalents - beginning of year                               236            67            110
                                                                          ----------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                                   $  90          $236           $ 67
                                                                          ==================================


DECREASE (INCREASE) IN OPERATING ASSETS(1)
Accounts receivable                                                       $ 112          $ 70           $ 67
Inventories                                                                  11             5              -
Deferred income taxes                                                        18             -            (28)
Other current assets                                                         31            29            (27)
Investments and other assets                                                 33          (170)           (92)
INCREASE (DECREASE) IN OPERATING LIABILITIES(1)
Trade and other payables                                                   (133)           67            112
Income taxes                                                                (17)            2            (13)
Noncurrent liabilities                                                     (117)          106            (40)
                                                                          ----------------------------------
CHANGE IN OPERATING ASSETS AND LIABILITIES                                $ (62)         $109           $(21)
                                                                          ==================================

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

RISKS AND UNCERTAINTIES

The preparation of Ashland's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that are subject to such estimates and assumptions include long-lived assets, employee benefit obligations, reserves for asbestos litigation and environmental remediation, and income recognized under construction contracts. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ significantly from the estimates under different assumptions or conditions.

Ashland's results, including those of Marathon Ashland Petroleum LLC (MAP), are affected by domestic and international economic, political, legislative, regulatory and legal actions, as well as weather conditions. Economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, and changes in the prices of crude oil, petroleum products and petrochemicals, can have a significant effect on operations. Political actions may include changes in the policies of the Organization of Petroleum Exporting Countries or other developments involving or affecting oil-producing countries, including military conflict, embargoes, internal instability or actions or reactions of the U.S. government in anticipation of, or in response to, such actions. While Ashland maintains reserves for anticipated liabilities and carries various levels of insurance, Ashland could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings relating to asbestos, environmental remediation or other matters. In addition, climate and weather can significantly affect Ashland's results from several of its operations, such as APAC's construction activities and MAP's refined product sales.

INVENTORIES

(In millions)                                                                            2002           2001
------------------------------------------------------------------------------------------------------------
Chemicals and plastics                                                                   $367           $374
Construction materials                                                                     68             74
Petroleum products                                                                         58             54
Other products                                                                             51             57
Supplies                                                                                    6              6
Excess of replacement costs over LIFO carrying values                                     (65)           (70)
                                                                                         -------------------
                                                                                         $485           $495
                                                                                         ===================

Chemicals, plastics, petroleum products and supplies with a replacement cost of $321 million at September 30, 2002, and $330 million at September 30, 2001, are valued using the last-in, first-out (LIFO) method. The remaining inventories are stated generally at the lower of cost (using the first-in, first-out [FIFO] or average cost method) or market.

LONG-LIVED ASSETS, GOODWILL AND OTHER INTANGIBLE ASSETS

The cost of plant and equipment is depreciated by the straight-line method over the estimated useful lives of the assets. Such costs are periodically reviewed for recoverability when impairment indicators are present. Such indicators include, among other factors, operating losses, unused capacity, market value declines and technological obsolescence. Recorded values of plant and equipment that are not expected to be recovered through undiscounted future net cash flows are written down to current fair value, which is generally determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale).

As of October 1, 2001, Ashland adopted Financial Accounting Standards Board Statement No. 142 (FAS 142), "Goodwill and Other Intangible Assets." Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are subject to annual impairment tests. Prior to the adoption of FAS 142, Ashland's goodwill was amortized by the straight-line method over periods generally ranging from 15 to 40 years, and goodwill amortization amounted to $42 million in 2001 and $29 million in 2000. The amount for 2001 included charges of $10 million for write-downs related to certain operations. Results from these operations consistently had been well below the levels that were expected when they were acquired, necessitating the impairment review and resulting write-downs.

When MAP was formed, Ashland's investment exceeded its underlying equity in the net assets of that company. That excess investment included $245 million that was accounted for as part of the carrying value of MAP's plant and equipment, and is being amortized on a straight-line basis over 15 years at a rate of $16 million a year. The remainder was accounted for as goodwill and was being amortized on a straight-line basis over 20 years at a rate of $10 million a year prior to the adoption of FAS 142. At September 30, 2002, Ashland's investment exceeds its equity in the net assets of MAP by $323 million, of which $167 million represents plant and equipment that will continue to be amortized, and $156 million represents goodwill.

As a result of the adoption of FAS 142, it was determined that the goodwill of Ashland Distribution was impaired. Accordingly, an impairment loss of $14 million ($12 million net of income taxes) was recorded as a cumulative effect of accounting change as of October 1, 2001. Due to the nonamortization of goodwill, Ashland's reported results for 2002 are not comparable with previous years. The following table presents pro forma information assuming that Ashland adopted FAS 142 as of October 1, 1999.

(In millions)                                                             2002           2001           2000
------------------------------------------------------------------------------------------------------------
Income from continuing operations                                        $ 129          $ 448          $ 320
Earnings per share
   Basic                                                                  1.86           6.44           4.52
   Diluted                                                                1.83           6.37           4.51
                                                                         ===================================

All of Ashland's intangible assets are subject to amortization. These intangible assets (included in other noncurrent assets) and the related amortization expense are not material to Ashland's consolidated financial position or results of operations.

Following is a progression of goodwill by segment for the year ended September 30, 2002.

                                                                          Ashland
                                                        Ashland         Specialty
(In millions)                               APAC   Distribution          Chemical   Valvoline          Total
------------------------------------------------------------------------------------------------------------

Balance at October 1, 2001                  $419            $14               $92          $3           $528
Goodwill acquired                              1              -                 1           2              4
Impairment losses                              -            (14)                -           -            (14)
Currency translation adjustments               -              -                 3           -              3
                                            ----------------------------------------------------------------
Balance at September 30, 2002               $420            $ -               $96          $5           $521
                                            ================================================================

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

EARNINGS PER SHARE

Following is the computation of basic and diluted earnings per share (EPS) from continuing operations.

(In millions except per share data)                                        2002          2001           2000
------------------------------------------------------------------------------------------------------------

NUMERATOR
Numerator for basic and diluted EPS - Income from continuing operations   $ 129         $ 403          $ 288
                                                                          ==================================
DENOMINATOR
Denominator for basic EPS - Weighted average common shares outstanding       69            69             71
Common shares issuable upon exercise of stock options                         1             1              -
                                                                          ----------------------------------
Denominator for diluted EPS - Adjusted weighted average shares and
   assumed conversions                                                       70            70             71
                                                                          ==================================

BASIC EPS FROM CONTINUING OPERATIONS                                      $1.86         $5.79          $4.06
DILUTED EPS FROM CONTINUING OPERATIONS                                    $1.83         $5.73          $4.05
                                                                          ==================================

STOCK INCENTIVE PLANS

Ashland accounts for its stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations. The disclosure requirements of Financial Accounting Standards Board Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation," are included in Note L. Ashland will start expensing stock options under FAS 123 effective October 1, 2002.

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

Ashland selectively uses unleveraged interest rate swap agreements to obtain greater access to the lower borrowing costs normally available on floating-rate debt, while minimizing refunding risk through the issuance of long-term, fixed-rate debt. Ashland's intent is to maintain its floating-rate exposure between 25% and 45% of total interest-bearing obligations. At September 30, 2002, Ashland held interest rate swaps that effectively converted the interest rates on $153 million of fixed-rate, medium-term notes to floating rates based upon three-month LIBOR. The swaps have been designated as fair value hedges, and since the critical terms of the debt instruments and the swaps match, the hedges are assumed to be perfectly effective, with the changes in fair value of the debt and swaps offsetting.

Ashland regularly uses commodity-based and foreign currency derivative instruments to manage its exposure to price fluctuations associated with the purchase and sale of natural gas in its energy services business and certain transactions denominated in foreign currencies. In addition, Ashland opportunistically enters into petroleum crackspread futures to economically hedge or enhance its equity earnings and cash distributions from MAP. Although certain of these instruments could be designated as qualifying for hedge accounting treatment, Ashland has not elected to do so. Therefore, the fair value of the derivatives is recorded on the balance sheet, with the offsetting gain or loss recognized in earnings during the period of change.

MAP uses commodity-based futures, forwards, swaps and options to reduce the effects of price fluctuations on purchases and sales of crude oil, natural gas and refined products. MAP has not elected to designate these derivative instruments as qualifying for hedge accounting treatment. As a result, the changes in fair value of these derivatives are recognized in earnings during the period of change, impacting Ashland's equity income from MAP accordingly.

OTHER

Cash equivalents include highly liquid investments maturing within three months after purchase.

Income related to construction contracts is generally recognized by the units-of-production method, which is a variation of the percentage-of-completion method. Any anticipated losses on such contracts are charged against operations as soon as such losses are determined to be probable and estimable.

Advertising costs ($79 million in 2002, $67 million in 2001 and $67 million in 2000) and research and development costs ($38 million in 2002, $36 million in 2001 and $33 million in 2000) are expensed as incurred.

In April 2002, the Financial Accounting Standards Board issued Statement No. 145 (FAS 145), under which gains and losses on early retirement of debt are generally no longer shown as extraordinary items in the income statement. Ashland adopted the statement as of October 1, 2001, the beginning of its fiscal year. As a result of the reclassification of losses on early retirement of debt to interest and other financial costs, income from continuing operations was reduced by $3 million ($.04 per share) in 2001 and $4 million ($.05 per share) in 2000.


Certain  prior year  amounts  have been  reclassified  in the  consolidated
financial   statements   and   accompanying   notes  to   conform  to  2002
classifications.

NOTE B - INFORMATION BY INDUSTRY SEGMENT

Ashland's operations are conducted primarily in the United States and are managed along industry segments, which include APAC, Ashland Distribution, Ashland Specialty Chemical, Valvoline, and Refining and Marketing. Information by industry segment is shown on pages 60 and 61.

The APAC group of companies performs contract construction work, such as paving, repairing and resurfacing highways, streets, airports, residential and commercial developments, sidewalks, and driveways; grading and base work; and excavation and related activities in the construction of bridges and structures, drainage facilities and underground utilities in 14 southern and midwestern states. APAC also produces and sells construction materials, such as hot-mix asphalt, crushed stone and other aggregate, and ready-mix concrete.

Ashland Distribution distributes chemicals, plastics, fiber reinforcements and fine ingredients in North America and plastics in Europe, and provides environmental and energy management services.

Ashland Specialty Chemical manufactures composites, adhesives, and casting binder chemicals for use in the transportation and construction industries. Ashland Specialty Chemical also manufactures water treatment chemicals for use in the general industrial and merchant marine markets. In addition, the company manufactures high purity chemicals and provides services to the microelectronics industry.

Valvoline is a marketer of premium-branded automotive and commercial oils, automotive chemicals, appearance products and automotive services, with sales in more than 140 countries. Valvoline is engaged in the "fast oil change" business through owned and franchised service centers operating under the Valvoline Instant Oil Change name.

The Refining and Marketing segment includes Ashland's 38% ownership interest in Marathon Ashland Petroleum LLC (MAP) and other activities associated with refining and marketing. MAP was formed January 1, 1998, combining the major elements of the refining, marketing and transportation operations of Ashland and Marathon Oil Company. MAP has seven refineries with a combined crude oil refining capacity of 935,000 barrels per calendar day, 88 light products and asphalt terminals in the Midwest and Southeast United States, about 5,900 retail marketing outlets in 17 states and significant pipeline holdings. Ashland accounts for its investment in MAP using the equity method.

Information about Ashland's domestic and foreign operations follows. Ashland has no material operations in any individual foreign country.

                                                                Revenues from                Property, plant
                                                              external customers               and equipment
(In millions)                                               2002     2001     2000             2002     2001
------------------------------------------------------------------------------------------------------------

United States                                             $6,766   $7,526   $7,344           $1,275   $1,299
Foreign                                                    1,026    1,021    1,092              142      141
                                                          --------------------------------------------------
                                                          $7,792   $8,547   $8,436           $1,417   $1,440
                                                          ==================================================

NOTE C - RELATED PARTY TRANSACTIONS

Ashland sells  chemicals and lubricants to Marathon  Ashland  Petroleum LLC
(MAP) and purchases petroleum products from MAP. Such transactions are in the ordinary course of business at negotiated prices comparable to those of transactions with other customers and suppliers. In addition, Ashland leases certain facilities to MAP, and provides certain information technology and administrative services to MAP. For the year ended September 30, 2002, Ashland's sales to MAP amounted to $24 million, its purchases from MAP amounted to $217 million, and its costs charged to MAP amounted to $6 million. Comparable amounts for the year ended September 30, 2001, were $22 million, $258 million, and $6 million, and for the year ended September 30, 2000, were $15 million, $261 million, and $8 million. Ashland's transactions with other affiliates and related parties were not significant.

Ashland has entered into revolving credit agreements providing for short-term loans, at Ashland's discretion, to and from MAP at competitive rates. Under MAP's borrowing agreement, Ashland may loan up to $190 million to MAP. Under Ashland's borrowing agreement, MAP could invest up to 38% of its surplus cash balances with Ashland. No loans were outstanding under either agreement at September 30, 2002, and 2001. Under these agreements, Ashland paid interest expense to MAP of $4 million in 2001 and $5 million in 2000. Interest expense paid to MAP in 2002 and interest income received from MAP in all three years was not significant.


Ashland has guaranteed 38% of MAP's payments for certain crude oil purchases, up to a maximum guarantee of $86 million. At September 30, 2002, Ashland's contingent liability under this guarantee amounted to $72 million. Ashland has not made and does not expect to make any payments under this guarantee.

NOTE D - UNCONSOLIDATED AFFILIATES

Affiliated companies accounted for on the equity method include Marathon Ashland Petroleum LLC (MAP) and various other companies. See Note B for a description of MAP. Summarized financial information reported by these affiliates and a summary of the amounts recorded in Ashland's consolidated financial statements follow. MAP is organized as a limited liability company that has elected to be taxed as a partnership. Therefore, the parents are responsible for income taxes applicable to their share of MAP's taxable income. The net income reflected below for MAP does not include any provision for income taxes that will be incurred by its parents. At September 30, 2002, Ashland's retained earnings included $157 million of undistributed earnings from unconsolidated affiliates accounted for on the equity method.

                                                                                        Other
(In millions)                                                               MAP    affiliates          Total
------------------------------------------------------------------------------------------------------------

SEPTEMBER 30, 2002
Financial position
   Current assets                                                       $ 3,425          $165
   Current liabilities                                                   (2,200)          (85)
                                                                        ------------------------------------
   Working capital                                                        1,225            80
   Noncurrent assets                                                      4,572           125
   Noncurrent liabilities                                                  (461)         (106)
                                                                        ------------------------------------
   Stockholders' equity                                                 $ 5,336          $ 99
                                                                        ====================================
Results of operations
   Sales and operating revenues                                         $25,063          $262
   Income from operations                                                   511            23
   Net income                                                               502            15
Amounts recorded by Ashland
   Investments and advances                                               2,350(1)         48         $2,398
   Equity income                                                            176             5            181
   Distributions received                                                   196             5            201
                                                                        ====================================

SEPTEMBER 30, 2001
Financial position
   Current assets                                                       $ 3,485          $ 80
   Current liabilities                                                   (2,214)          (55)
                                                                        -----------------------------------
   Working capital                                                        1,271            25
   Noncurrent assets                                                      4,431            77
   Noncurrent liabilities                                                  (364)          (15)
                                                                        -----------------------------------
   Stockholders' equity                                                 $ 5,338          $ 87
                                                                        ==================================
Results of operations
   Sales and operating revenues                                         $28,865          $207
   Income from operations                                                 2,042            21
   Net income                                                             2,022            12
Amounts recorded by Ashland
   Investments and advances                                               2,387            45         $2,432
   Equity income                                                            749             5            754
   Distributions received                                                   658             6            664
                                                                        ====================================

SEPTEMBER 30, 2000
Results of operations
   Sales and operating revenues                                         $27,657          $181
   Income from operations                                                 1,084            21
   Net income                                                             1,092            13
Amounts recorded by Ashland
   Equity income                                                            389             5         $  394
   Distributions received                                                   279             3            282
                                                                       =====================================

(1) At September 30, 2002, Ashland's investment exceeds its equity in the net assets of MAP by $323 million, of which $167 million represents plant and equipment that will continue to be amortized, and $156 million represents goodwill. Straight-line amortization of this excess investment against equity income amounted to $16 million in 2002 and $26 million in 2001 and 2000 (see Note A).

 NOTE E - DEBT

(In millions)                                                                            2002           2001
------------------------------------------------------------------------------------------------------------

Medium-term notes, due 2003-2025, interest at a weighted
   average rate of 7.3% at September 30, 2002 (2.4% to 10.4%)                          $  765         $  845
8.80% debentures, due 2012                                                                250            250
7.83% medium-term notes, Series J, due 2005                                               229            229
Pollution control and industrial revenue bonds, due
   2003-2022, interest at a weighted average rate of 5.7%
   at September 30, 2002 (1.6% to 7.2%)                                                   201            201
6.86% medium-term notes, Series H, due 2009                                               150            150
6.625% senior notes, due 2008                                                             150            150
Other                                                                                      52             46
                                                                                       ---------------------
Total long-term debt                                                                    1,797          1,871
Current portion of long-term debt                                                        (191)           (85)
                                                                                       ---------------------
Long-term debt (less current portion)                                                  $1,606         $1,786
                                                                                       =====================

Aggregate maturities of long-term debt are $191 million in 2003, $68 million in 2004, $396 million in 2005, $60 million in 2006 and $125 million in 2007. Interest payments on all indebtedness amounted to $138 million in 2002, $167 million in 2001 and $189 million in 2000. The weighted average interest rate on short-term borrowings outstanding was 1.9% at September 30, 2002. No short-term borrowings were outstanding at September 30, 2001.

Ashland  has  two  revolving  credit  agreements  providing  for up to $425 million in borrowings, neither of which has been used. The agreement providing for $250 million in borrowings expires on June 2, 2004. The agreement providing for $175 million in borrowings expires on June 6, 2003. Both agreements contain a covenant limiting new borrowings based on Ashland's stockholders equity. However, these agreements would have permitted an additional $1.4 billion of borrowings at September 30, 2002. Additional permissible borrowings are increased (decreased) by 150% of any increase (decrease) in stockholders' equity.

NET INTEREST AND OTHER FINANCIAL COSTS

(In millions)                                                              2002          2001           2000
------------------------------------------------------------------------------------------------------------

Interest expense                                                           $135          $162           $191
Expenses on sales of accounts receivable (see Note G)                         4             8              6
Loss on early retirement of debt                                              -             5              6
Other financial costs                                                         3             2              1
Interest income                                                              (4)           (2)           (10)
                                                                           ---------------------------------
                                                                           $138          $175           $194
                                                                           =================================

NOTE F - LEASES

Ashland and its subsidiaries are lessees of office buildings, retail outlets, transportation and off-road construction equipment, warehouses and storage facilities, and other equipment, facilities and properties under leasing agreements that expire at various dates. Under various operating leases, Ashland has guaranteed the residual value of the underlying leased property. If Ashland had cancelled those leases as of September 30, 2002, its maximum obligations under the related residual value guarantees would have amounted to $137 million. Ashland does not expect to incur any significant charge to earnings under these guarantees, $74 million of which relates to real estate. These lease agreements are with unrelated third party lessors and Ashland has no additional contractual or other commitments to any parties to the leases. Capitalized lease obligations are not significant and are included in long-term debt. Future minimum rental payments at September 30, 2002, and rental expense under operating leases follow.

(In millions)                                       (In millions)
Future minimum rental payments                      Rental expense                    2002     2001     2000
----------------------------------                  --------------------------------------------------------

2003                          $ 47
2004                            40                  Minimum rentals
2005                            33                    (including rentals under
2006                            25                    short-term leases)              $106     $119     $115
2007                            22                  Contingent rentals                   3        5        5
Later years                     95                  Sublease rental income              (2)      (2)      (2)
----------------------------------                 ---------------------------------------------------------
                              $262                                                    $107     $122     $118
==================================                 =========================================================

NOTE G - SALE OF ACCOUNTS RECEIVABLE

On March 15, 2000, Ashland entered into a five-year agreement to sell, on an ongoing basis with limited recourse, up to a $200 million undivided interest in a designated pool of accounts receivable. Under the terms of the agreement, new receivables are added to the pool and collections reduce the pool. Since inception, interests totaling $150 million have been sold on a continuous basis. Ashland retains a credit interest in these receivables and addresses its risk of loss on this retained interest in its allowance for doubtful accounts. Receivables sold exclude defaulted accounts (as defined) or concentrations over certain limits with any one customer. The proceeds from the initial sale were reflected as a reduction of accounts receivable on Ashland's balance sheet and as cash flows from operations (included in change in operating assets and liabilities) on Ashland's cash flow statement. The costs of these sales are based on the buyer's short-term borrowing rates and approximated 2.2% at September 30, 2002, and 3.5% at September 30, 2001.


NOTE H - FINANCIAL INSTRUMENTS

DERIVATIVE INSTRUMENTS

Ashland uses interest rate swaps and commodity-based and foreign currency derivative instruments as described in Note A. Open contracts other than interest rate swaps were not significant at September 30, 2002, and 2001.

FAIR VALUES

The carrying amounts and fair values of Ashland's significant financial instruments at September 30, 2002, and 2001, are shown below. The fair values of cash and cash equivalents, investments of captive insurance companies and commercial paper approximate their carrying amounts. The fair values of long-term debt are based on quoted market prices or, if market prices are not available, the present values of the underlying cash flows discounted at Ashland's incremental borrowing rates. The fair values of interest rate swaps are based on quoted market prices.

                                                                         2002                      2001
                                                                 Carrying     Fair        Carrying      Fair
(In millions)                                                      amount    value          amount     value
------------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                                       $   90   $   90          $  236    $  236
   Interest rate swaps                                                 11       11               3         3
   Investments of captive insurance companies(1)                        3        3              20        20
Liabilities
   Commercial paper                                                    10       10               -         -
   Long-term debt (including current portion)                       1,797    1,958           1,871     2,023
                                                                   =========================================

(1)      Included in other noncurrent  assets in the  Consolidated  Balance
         Sheets.


NOTE I - ACQUISITIONS AND DIVESTITURES

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

During 2001, Ashland Specialty Chemical acquired Neste Polyester's unsaturated polyester resins and gelcoats business and assets from Dynea Oy. Several smaller acquisitions were also completed by APAC and Ashland Specialty Chemical in 2001. During 2002, several small acquisitions were made by APAC, Ashland Specialty Chemical and Valvoline. These acquisitions were accounted for as purchases and did not have a significant effect on Ashland's consolidated financial statements.

DIVESTITURES

During  2001,  APAC  sold  certain   grading  and  utilities   construction
operations. During 2000, APAC sold certain concrete and block plants and Ashland Distribution sold its plastics compounding business in Italy. None of these divestitures had a significant effect on Ashland's consolidated financial statements.

NOTE J - INCOME TAXES

A summary of the provision for income taxes related to continuing operations follows.

(In millions)                                                              2002          2001           2000
------------------------------------------------------------------------------------------------------------

Current(1)
   Federal                                                                 $151          $ 89           $ 55
   State                                                                     22            13              6
   Foreign                                                                   17            19             17
                                                                           ---------------------------------
                                                                            190           121             78
Deferred                                                                   (119)          152            111
                                                                           ---------------------------------
                                                                           $ 71          $273           $189
                                                                           =================================

(1) Income tax payments amounted to $158 million in 2002, $103 million in 2001 and $114 million in 2000.

Deferred income taxes are provided for income and expense items recognized in different years for tax and financial reporting purposes. Ashland has not recorded deferred income taxes on the undistributed earnings of certain foreign subsidiaries and 50% owned foreign corporate joint ventures. Management intends to indefinitely reinvest such earnings, which amounted to $96 million at September 30, 2002. Because of significant foreign tax credits, it is not practicable to determine the U.S. federal income tax liability, if any, that might be incurred if those earnings were distributed. Temporary differences that give rise to significant deferred tax assets and liabilities follow.

(In millions)                                                                            2002           2001
------------------------------------------------------------------------------------------------------------
Employee benefit obligations                                                             $204           $177
Environmental, self-insurance and litigation reserves                                     134            148
Compensation accruals                                                                      53             61
Uncollectible accounts receivable                                                          19             20
Other items                                                                                54             59
                                                                                         -------------------
Total deferred tax assets                                                                 464            465
                                                                                         -------------------
Property, plant and equipment                                                             186            173
Investment in unconsolidated affiliates                                                   412            606
                                                                                         -------------------
Total deferred tax liabilities                                                            598            779
                                                                                         -------------------
Net deferred tax liability                                                               $134           $314
                                                                                         ===================


The U.S. and foreign components of income from continuing operations before income taxes and a reconciliation of the statutory federal income tax with the provision for income taxes follow.

(In millions)                                                              2002          2001           2000
------------------------------------------------------------------------------------------------------------

Income from continuing operations before income taxes
   United States                                                           $114          $605           $417
   Foreign                                                                   86            71             60
                                                                           ---------------------------------
                                                                           $200          $676           $477
                                                                           =================================
Income taxes computed at U.S. statutory rate (35%)                         $ 70          $236           $167
Increase (decrease) in amount computed resulting from
   State income taxes                                                         1            22             14
   Net impact of foreign results                                              -             3              -
   Nondeductible goodwill amortization                                        -            12              7
   Other items                                                                -             -              1
                                                                           ---------------------------------
Income taxes                                                               $ 71          $273           $189
                                                                           =================================

                                     54

NOTE K - CAPITAL STOCK

From time to time, Ashland's Board of Directors has authorized the purchase of shares of Ashland common stock in the open market. As of September 30, 2002, Ashland could purchase an additional 2.7 million shares under previous authorizations.

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

At September 30, 2002, 500,000 shares of cumulative preferred stock are reserved for potential issuance under the Shareholder Rights Plan and 7.5 million common shares are reserved for issuance under outstanding stock options.


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

As discussed in Note A, Ashland accounts for its stock incentive plans in accordance with APB 25. Ashland has not recognized compensation expense for stock options, because the exercise price of the options equals the market price of the underlying stock on the date of grant, which is the measurement date. If the alternative method of accounting for stock incentive plans prescribed by FAS 123 had been followed, Ashland's net income and earnings per share would have been reduced to the pro forma amounts shown in the following table. The fair value per share of options granted was determined using the Black-Scholes option pricing model with the indicated assumptions.

                                                                          2002          2001            2000
------------------------------------------------------------------------------------------------------------

Pro forma
   Net income (in millions)                                              $ 113         $ 414           $  66
   Basic earnings per share                                               1.63          5.94             .93
   Diluted earnings per share                                             1.61          5.88             .92
                                                                         -----------------------------------
Weighted average fair value per share of options granted                 $5.35         $7.38           $7.26
                                                                         -----------------------------------
Assumptions (weighted average)
   Risk-free interest rate                                                 2.9%          4.1%            6.1%
   Expected dividend yield                                                 3.8%          3.0%            3.3%
   Expected volatility                                                    26.7%         24.4%           22.9%
   Expected life (in years)                                                5.0           5.0             5.0
                                                                         ===================================

A progression of activity and various other information relative to stock options is presented in the following table.

                                       2002                         2001                         2000

                                       Weighted avg.                Weighted avg.                Weighted avg.
(In thousands except            Common  option price         Common  option price       Common    option price
 per share data)                shares     per share         shares     per share       shares       per share
--------------------------------------------------------------------------------------------------------------

Outstanding -
   beginning of year(1)         6,735         $38.41          6,380        $38.01        6,381          $38.34
Granted                         1,210          29.05          1,001         36.38          506           32.96
Exercised                        (413)         31.34           (572)        30.06         (195)          30.75
Canceled                          (50)         38.54            (74)        41.04         (312)          41.26
                               -------------------------------------------------------------------------------
Outstanding - end of year(1)    7,482         $37.28          6,735        $38.41        6,380          $38.01
                               ===============================================================================

Exercisable - end of year       5,537         $39.34          4,803        $39.36        4,684          $38.53
                               ===============================================================================

(1) Shares of common stock available for future grants of options or awards amounted to 3,727,000 at September 30, 2002, and 4,812,000 at September 30, 2001. Exercise prices per share for options outstanding at September 30, 2002, ranged from $23.88 to $33.88 for 2,591,000 shares, from $35.88 to $43.13 for 3,554,000 shares, and from $44.20 to $53.38 for 1,337,000 shares. The weighted average remaining contractual life of the options was 6.2 years.

                                    55

NOTE M - LITIGATION, CLAIMS AND CONTINGENCIES

ASBESTOS-RELATED LITIGATION

Ashland is subject to liabilities from claims alleging personal injury caused by exposure to asbestos. Those claims result primarily from indemnification obligations undertaken in 1990 in connection with the sale of Riley Stoker Corporation (Riley), a former subsidiary. Although Riley was neither a producer nor a manufacturer of asbestos, its industrial boilers contained some asbestos-containing components produced by other companies.

A summary of asbestos claims activity follows. Because claims are frequently filed and settled in large groups, the amount and timing of settlements, and the number of open claims, can fluctuate significantly from period to period. Over the last 17 years, Riley has been dismissed as a defendant in 55% of the resolved claims.


(In thousands)                                                             2002          2001           2000
------------------------------------------------------------------------------------------------------------

Open claims - beginning of year                                             167           118             93
New claims filed                                                             45            52             37
Claims settled                                                              (15)           (2)            (9)
Claims dismissed                                                            (37)           (1)            (3)
                                                                           ---------------------------------
Open claims - end of year                                                   160           167            118
                                                                           =================================

Amounts spent on litigation defense and claim settlements totaled $38 million in 2002, $15 million in 2001 and $11 million in 2000. Insurance provides reimbursements for most of these costs, and coverage-in-place agreements exist with the insurance carriers that provide substantially all of the coverage that is currently being accessed. The amounts not recoverable are generally due from insurers that are insolvent, rather than as a result of uninsured claims or the exhaustion of the insurance coverage.

In previous years, Ashland recognized a net reserve for the estimated litigation defense and claim settlement costs to settle open claims that would not be recovered from insolvent insurance carriers. However, the reserve and related receivable are now presented on a gross basis in consolidated balance sheet at September 30, 2001, to conform to the 2002 presentation. This change did not result from an increase in expected asbestos exposure, and had no effect on net income or stockholders' equity. Under this presentation, the reserve for asbestos claims amounted to $202 million at September 30, 2002, and $199 million at September 30, 2001. Such reserve reflects the estimated costs on an undiscounted basis that will be incurred over an extended period to resolve open claims. In addition, the receivable for recoveries of litigation defense and claim settlement costs from insurers amounted to $196 million at September 30, 2002, and $178 million at September 30, 2001.

The reserve for asbestos claims is based on assumptions and estimates derived from currently known facts. However, projecting future events, such as the average cost of resolving the open claims, is subject to numerous variables that are extremely difficult to predict. These variables include the type and severity of the disease alleged by each claimant, dismissal rates, future costs of medical treatment, the impact of bankruptcies of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards.

Ashland believes that insurance will cover the majority of the costs that will be incurred on open and future asbestos claims. Equitas Limited (Equitas) and other London companies currently provide about 59% of the insurance coverage, and this percentage could decline over time to around 44% if higher layers of coverage provided by other carriers have to be accessed. The remaining 41% of the coverage is currently provided by five companies, all of which are rated A or higher by A. M. Best Company. Depending upon the level of costs that are ultimately incurred, the non-London coverage could ultimately expand to about 25 insurance companies or groups. Companies or groups that provide about 90% of this coverage are also rated A or higher.

Ashland has not recognized a reserve for future asbestos claims that may be asserted. Although additional claim filings are expected, Ashland does not have sufficient information to make a reasonable estimate of the number of new claims that might be filed. Furthermore, any predictions about the other variables discussed previously are subject to even greater uncertainty as the projection period lengthens. Ashland has retained the services of professional advisors to assist management in the estimation of projected liabilities and probable insurance recoveries for future asbestos claims. Results of that effort are expected to be available during the quarter ending March 31, 2003.

Although coverage limits are resolved in the coverage-in-place agreement with Equitas and the other London companies, there is a disagreement with these companies over the timing of recoveries. Depending upon the assumptions made with respect to the projected payments to settle future claims, an unfavorable resolution of this disagreement could materially affect the present value of additional insurance recoveries from those companies. Until such time as this disagreement is resolved, Ashland will use the less favorable interpretation of this agreement in estimating such insurance recoveries.

ENVIRONMENTAL PROCEEDINGS


Ashland is subject to various federal, state and local environmental laws and regulations that require environmental assessment or remediation efforts (collectively environmental remediation) at multiple locations. At September 30, 2002, such locations included 97 waste treatment or disposal sites where Ashland has been identified as a potentially responsible party under Superfund or similar state laws, approximately 140 current and former operating facilities (including certain operating facilities conveyed to
MAP) and about 1,220 service station properties. Ashland's reserves for environmental remediation amounted to $169 million at September 30, 2002, and $176 million at September 30, 2001. Such amounts reflect Ashland's estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are reasonably estimable, without regard to any third-party recoveries. Engineering studies, probability techniques, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs, in determining the estimated reserves for environmental remediation.

Environmental remediation reserves are subject to numerous inherent uncertainties that affect Ashland's ability to estimate its share of the costs. Such uncertainties involve the nature and extent of contamination at each site, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology, and the number and financial strength of other potentially responsible parties at multiparty sites. Ashland regularly adjusts its reserves as environmental remediation continues.

None of the remediation locations is individually material to Ashland, as its largest reserve for any site is less than $10 million. As a result, Ashland's exposure to adverse developments with respect to any individual site is not expected to be material, and these sites are in various stages of ongoing remediation. Although environmental remediation could have a material effect on results of operations if a series of adverse developments occurs in a particular quarter or fiscal year, Ashland believes that the chance of such developments occurring in the same quarter or fiscal year is remote.

OTHER LEGAL PROCEEDINGS

In addition to the matters described above, there are pending or threatened against Ashland and its current and former subsidiaries various claims, lawsuits and administrative proceedings. Such actions are with respect to commercial matters, product liability, toxic tort liability, and other environmental matters, which seek remedies or damages some of which are for substantial amounts. While these actions are being contested, their outcome is not predictable with assurance.


NOTE N - DISCONTINUED OPERATIONS

On March 16, 2000, Ashland's Board of Directors approved a spin-off of 17.4 million shares of its Arch Coal Common Stock to Ashland's shareholders of record on March 24, 2000, in the form of a taxable dividend. The shares were distributed on the basis of .246097 of a share of Arch Coal for each Ashland share outstanding. The spin-off resulted in a charge to retained earnings of $123 million, with no gain or loss recorded. Ashland sold its remaining 4.7 million Arch Coal shares in a public offering during February 2001 for $86 million (after underwriting commissions). In 2002, Ashland received $22 million in current tax benefits from capital loss carrybacks generated by the sale, which are included in "Cash provided (used) by discontinued operations" on the Statements of Consolidated Cash Flows. Ashland's net income (loss) associated with Arch Coal and other discontinued operations are summarized below.

(In millions)                                                              2002          2001           2000
-------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM DISCONTINUED OPERATIONS
Arch Coal
   Equity loss                                                            $   -           $ -          $(246)(1)
   Administrative expenses                                                    -             -             (1)
Reserves related to other discontinued operations                             -           (23)             -

GAIN (LOSS) ON DISPOSAL OF ARCH COAL
Gain on sale of stock                                                         -            49              -
Costs related to the spin-off                                                 -             -             (5)
                                                                          ------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                             -            26           (252)
INCOME TAXES
Income (loss) from discontinued operations                                    -             9             32
Gain (loss) on disposal of Arch Coal                                          -           (16)             2
                                                                          ------------------------------------
RESULTS FROM DISCONTINUED OPERATIONS                                      $   -           $19          $(218)
                                                                          ====================================

(1) Includes a net loss of $203 million related to asset impairment and restructuring costs, largely due to the write-down of assets at Arch's Dal-Tex and Hobet 21 mining operations and certain coal reserves in central Appalachia.

NOTE O - EMPLOYEE BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT PLANS

Ashland and its subsidiaries sponsor noncontributory, defined benefit pension plans that cover substantially all employees. Benefits under these plans are generally based on employees' years of service and compensation during the years immediately preceding their retirement. For certain plans, 50% of employees' leveraged employee stock ownership plan (LESOP) accounts are coordinated with and used to partially fund their pension benefits. Ashland's objective is to fully fund the accumulated benefit obligations of its qualified plans, and determines the level of its contributions annually to achieve that objective over time. Ashland's contributions of $103 million to its pension plans during 2002 exceeded the amounts required under federal laws and regulations by $48 million. These additional contributions were made to partially mitigate the adverse effects of the reduction in the discount rate and depressed investment returns on the funded status of its qualified plans.

Ashland and its subsidiaries also sponsor other postretirement benefit plans, which provide health care and life insurance benefits for eligible employees who retire or are disabled. Retiree contributions to Ashland's health care plans are adjusted periodically, and the plans contain other cost-sharing features, such as deductibles and coinsurance. Life insurance plans are generally noncontributory. Ashland funds the costs of benefits as they are paid.

Summaries of the changes in the benefit obligations and plan assets (primarily listed stocks and debt securities) and of the funded status of the plans follow.

                                                         Pension benefits
                                                   2002                     2001
                                           -------------------------------------------             Other
                                                          Non-                    Non-        postretirement
                                           Qualified qualified     Qualified qualified            benefits
(In millions)                                  plans     plans         plans     plans         2002     2001
------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at October 1                $715      $103          $595      $ 87         $333     $269
Service cost                                      42         1            35         2           12       11
Interest cost                                     52         7            46         7           23       22
Retiree contributions                              -         -             -         -            8        7
Benefits paid                                    (30)       (4)          (28)       (5)         (33)     (28)
Other-primarily actuarial loss                    95         2            67        12           18       52
                                           -----------------------------------------------------------------
Benefit obligations at September 30             $874      $109          $715      $103         $361     $333
                                           =================================================================

CHANGE IN PLAN ASSETS
Value of plan assets at October 1               $518      $  -          $506      $  -         $  -     $  -
Actual return on plan assets                     (42)        -           (40)        -            -        -
Employer contributions                           103         4            76         5           25       21
Retiree contributions                              -         -             -         -            8        7
Benefits paid                                    (30)       (4)          (28)       (5)         (33)     (28)
Other                                              2         -             4         -            -        -
                                           -----------------------------------------------------------------
Value of plan assets at September 30            $551      $  -          $518      $  -         $  -     $  -
                                           =================================================================

FUNDED STATUS OF THE PLANS
Unfunded accumulated obligation                 $150      $ 98          $ 53      $ 91         $361     $333
Provision for future salary increases            173        11           144        12            -        -
                                          -----------------------------------------------------------------
Excess of obligations over plan assets           323       109           197       103          361      333
Unrecognized actuarial loss                     (354)      (43)         (186)      (44)         (72)     (56)
Unrecognized prior service credit (cost)          (2)        -            (3)        -           15       24
                                           -----------------------------------------------------------------
Net liability recognized                        $(33)     $ 66          $  8      $ 59         $304     $301
                                           =================================================================

BALANCE SHEET LIABILITIES (ASSETS)
Prepaid benefit costs                              $    -                  $  (4)              $  -     $  -
Accrued benefit liabilities                           250                    144                304      301
Intangible assets                                      (2)                    (2)                 -        -
Accumulated other comprehensive loss                 (215)                   (71)                 -        -
                                           -----------------------------------------------------------------
Net liability recognized                           $   33                  $  67               $304     $301
                                           =================================================================

ASSUMPTIONS AS OF SEPTEMBER 30
Discount rate                                        6.75%                  7.25%              6.75%    7.25%
Salary adjustment rate                               5.00                   5.00                  -        -
Expected return on plan assets                       9.00                   9.00                  -        -
                                           =================================================================

The  following   table   details  the   components  of  pension  and  other
postretirement benefit costs.

                                                                                              Other
                                                       Pension benefits               postretirement benefits
(In millions)                                      2002     2001     2000             2002     2001      2000
-------------------------------------------------------------------------------------------------------------
Service cost                                        $43      $37      $37              $12      $11       $ 9
Interest cost                                        59       53       47               23       22        19
Expected return on plan assets                      (47)     (48)     (39)               -        -         -
Other amortization and deferral                      19        4        5               (6)      (6)       (9)
                                                   ----------------------------------------------------------
                                                    $74      $46      $50              $29      $27       $19
                                                   ==========================================================


Ashland amended nearly all of its retiree health care plans in 1992 to place a cap on its contributions and to adopt a cost-sharing method based upon years of service. The cap limits Ashland's contributions to base year per capita costs, plus annual increases of up to 4.5% per year. These amendments reduced Ashland's obligations under its retiree health care plans, with the reduction amortized to income over approximately 12 years. The remaining credit at September 30, 2002, amounted to $14 million, and the amortization to income will amount to $8 million in 2003 and $6 million in 2004.

OTHER PLANS

Ashland sponsors a qualified savings plan to assist eligible employees in providing for retirement or other future needs. Under that plan, Ashland contributes up to 4.2% of a participating employee's earnings. Company contributions amounted to $17 million in 2002, $16 million in 2001 and $15 million in 2000.


NOTE P - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents quarterly financial information and per share data relative to Ashland's common stock. Amounts for the December 2001 quarter have been restated to include the cumulative effect of accounting change for the adoption of FAS 142. Amounts for the September 2001 quarter have been restated for the adoption of FAS 145. See Note A for further explanations.

Quarters ended                          December 31           March 31             June 30           September 30
(In millions except per share data)     2001(1) 2000        2002(1) 2001         2002    2001        2002    2001
-----------------------------------------------------------------------------------------------------------------

Sales and operating revenues          $1,812  $1,878      $1,598  $1,659       $2,047  $2,053      $2,086  $2,129
Operating income (loss)                   98     144          (1)     87          137     369         104     251
Income (loss) from continuing operations  38      59         (21)     26           65     197          47     122
Net income (loss)                         27      59         (21)     46           65     197          47     116

Basic earnings (loss) per share
   Continuing operations              $  .55  $  .84      $ (.31) $  .37       $  .94  $ 2.82      $  .68  $ 1.75
   Net income (loss)                     .38     .84        (.31)    .66          .94    2.82         .68    1.66

Diluted earnings (loss) per share
   Continuing operations              $  .54  $  .84      $ (.31) $  .37       $  .93  $ 2.79      $  .68  $ 1.73
   Net income (loss)                     .38     .84        (.31)    .66          .93    2.79         .68    1.64

Common cash dividends per share       $ .275  $ .275      $ .275  $ .275       $ .275  $ .275      $ .275  $ .275

Market price per common share
   High                               $46.54  $36.24      $46.98  $41.35       $45.61  $44.25      $41.20  $44.05
   Low                                 37.60   30.63       43.04   34.39        37.11   37.15       26.29   35.53
                                      ===========================================================================

(1)      MAP  maintains an inventory  valuation  reserve to reduce the LIFO cost of its inventories to their net realizable values. Adjustments in that reserve are recognized quarterly based on changes in petroleum product prices, creating non-cash charges or credits to Ashland's earnings. A pretax charge of $29 million ($18 million after tax, or $.26 per share) was recognized in the December 2001 quarter and reversed in the March 2002 quarter as a result of these adjustments.

Ashland Inc. and Consolidated Subsidiaries
INFORMATION BY INDUSTRY SEGMENT
Years Ended September 30


(In millions)                                                              2002          2001           2000

REVENUES
Sales and operating revenues
   APAC                                                                  $2,652        $2,624         $2,505
   Ashland Distribution                                                   2,535         2,849          3,214
   Ashland Specialty Chemical                                             1,290         1,248          1,283
   Valvoline                                                              1,152         1,092          1,077
   Intersegment sales(1)
      Ashland Distribution                                                  (20)          (26)           (38)
      Ashland Specialty Chemical                                            (64)          (66)           (78)
      Valvoline                                                              (2)           (2)            (2)
                                                                         -----------------------------------
                                                                          7,543         7,719          7,961

Equity income
   Ashland Specialty Chemical                                                 4             4              4
   Valvoline                                                                  1             1              1
   Refining and Marketing                                                   176           749            389
                                                                         -----------------------------------
                                                                            181           754            394

Other income
   APAC                                                                      12            13             21
   Ashland Distribution                                                      17            15              9
   Ashland Specialty Chemical                                                26            27             30
   Valvoline                                                                  6             6              7
   Refining and Marketing                                                     2             7              6
   Corporate                                                                  5             6              8
                                                                         -----------------------------------
                                                                             68            74             81
                                                                         -----------------------------------
                                                                         $7,792        $8,547         $8,436
                                                                         ===================================


OPERATING INCOME
APAC                                                                     $  122        $   55         $  140
Ashland Distribution                                                          1            35             70
Ashland Specialty Chemical                                                   87            58             95
Valvoline                                                                    77            81             78
Refining and Marketing(2)                                                   143           707            361
Corporate                                                                   (92)          (85)           (73)
                                                                         -----------------------------------
                                                                         $  338        $  851         $  671
                                                                         ===================================


ASSETS
APAC                                                                     $1,498        $1,574         $1,654
Ashland Distribution                                                        884           961          1,047
Ashland Specialty Chemical                                                  944           944            888
Valvoline                                                                   611           642            573
Refining and Marketing                                                    2,409         2,452          2,352
Corporate(3)                                                                379           558            311
                                                                         -----------------------------------
                                                                         $6,725        $7,131         $6,825
                                                                         ===================================

                                    60


(In millions)                                                              2002          2001           2000

INVESTMENT IN EQUITY AFFILIATES
APAC                                                                     $   (2)       $    -         $   10
Ashland Specialty Chemical                                                   41            36             40
Valvoline                                                                     9             9              7
Refining and Marketing                                                    2,350         2,387          2,295
                                                                         -----------------------------------
                                                                         $2,398        $2,432         $2,352
                                                                         ===================================


EXPENSE (INCOME) NOT AFFECTING CASH
Depreciation, depletion and amortization
   APAC                                                                  $  114        $  133         $  129
   Ashland Distribution                                                      21            27             23
   Ashland Specialty Chemical                                                50            56             49
   Valvoline                                                                 24            23             23
   Corporate                                                                 11            11             13
                                                                         -----------------------------------
                                                                            220           250            237
Other noncash items(4)
   APAC                                                                      24            14              9
   Ashland Distribution                                                       1            (1)            (3)
   Ashland Specialty Chemical                                                 5             5              3
   Valvoline                                                                 (2)            4              -
   Refining and Marketing                                                  (168)           21            (17)
   Corporate                                                                 41            24            (12)
                                                                         -----------------------------------
                                                                            (99)           67            (20)
                                                                         -----------------------------------
                                                                         $  121        $  317         $  217
                                                                         ===================================


ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
APAC                                                                     $  107        $   92         $   98
Ashland Distribution                                                         12            15             18
Ashland Specialty Chemical                                                   38            57             82
Valvoline                                                                    21            29             25
Corporate                                                                     7            12              9
                                                                         -----------------------------------
                                                                         $  185        $  205         $  232
                                                                         ===================================

(1) Intersegment sales are accounted for at prices that approximate market value.

(2)      Includes Ashland's equity income from MAP, amortization related to
         Ashland's   excess   investment  in  MAP,  and  other   activities
         associated with refining and marketing.

(3)      Includes cash, cash equivalents and other unallocated assets.

(4) Includes deferred income taxes, equity income from affiliates net of distributions, and other items not affecting cash.

Ashland Inc. and Consolidated Subsidiaries
FIVE-YEAR SELECTED FINANCIAL INFORMATION
Years Ended September 30


(In millions except per share data)           2002         2001            2000          1999           1998

SUMMARY OF OPERATIONS
Revenues
   Sales and operating revenues             $7,543       $7,719          $7,961        $6,801         $6,534
   Equity income                               181          754             394           351            304
   Other income                                 68           74              81           101             70
Costs and expenses
   Cost of sales and operating expenses     (6,049)      (6,319)         (6,434)       (5,346)        (5,299)
   Selling, general and
      administrative expenses               (1,185)      (1,127)         (1,094)       (1,054)        (1,006)
   Depreciation, depletion and
      amortization                            (220)        (250)           (237)         (228)          (181)
                                            ----------------------------------------------------------------
Operating income                               338          851             671           625            422
Net interest and other financial costs        (138)        (175)           (194)         (140)          (130)
                                            ----------------------------------------------------------------
Income from continuing operations
      before income taxes                      200          676             477           485            292
Income taxes                                   (71)        (273)           (189)         (194)          (114)
                                            ----------------------------------------------------------------
Income from continuing operations              129          403             288           291            178
Results from discontinued operations             -           19            (218)           (1)            25
                                            ----------------------------------------------------------------
Income before cumulative effect
    of accounting changes                      129          422              70           290            203
Cumulative effect of accounting changes        (12)          (5)              -             -              -
                                            ----------------------------------------------------------------
Net income                                  $  117       $  417          $   70        $  290         $  203
                                            ================================================================

BALANCE SHEET INFORMATION
Current assets                              $1,925       $2,237          $2,139        $2,063         $1,832
Current liabilities                          1,511        1,534           1,712         1,401          1,367
                                            ----------------------------------------------------------------
Working capital                             $  414       $  703          $  427        $  662         $  465
                                            ================================================================
Total assets                                $6,725       $7,131          $6,825        $6,478         $6,136
                                            ================================================================
Debt due within one year                    $  201       $   85          $  327        $  219         $  125
Long-term debt (less current portion)        1,606        1,786           1,899         1,627          1,507
Stockholders' equity                         2,173        2,226           1,965         2,200          2,137
                                            ----------------------------------------------------------------
Capital employed                            $3,980       $4,097          $4,191        $4,046         $3,769
                                            ================================================================

CASH FLOW INFORMATION
Cash flows from operations                  $  188       $  829          $  484        $  383         $  354
Additions to property, plant and equipment     185          205             232           248            274
Cash dividends                                  76           76              78            81             84
                                            ================================================================

COMMON STOCK INFORMATION
Diluted earnings per share
   Income from continuing operations        $ 1.83      $  5.73            4.05        $ 3.90         $ 2.31
   Net income                                 1.67         5.93             .98          3.89           2.63
Cash dividends per share                      1.10         1.10            1.10          1.10           1.10
                                            ================================================================



                                       62